Form 10-K405, Exhibit 13
period 1995-12-31
WATSCO INC
filed 1996-04-01
CIK 105016

EXHIBIT 13

                          WATSCO, INC. AND SUBSIDIARIES
            SELECTED CONSOLIDATED FINANCIAL DATA - FIVE YEAR SUMMARY

YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)     1995         1994         1993 (1)      1992         1991
- ------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues                                       $331,008      $283,731     $230,656     $194,633     $169,318
============================================================================================================
Income before income
   taxes and minority interests                $ 14,070      $ 12,028     $ 10,147     $  7,134     $  4,973
Income taxes                                     (5,234)       (4,630)      (3,819)      (2,746)      (1,973)
Minority interests                               (1,586)       (1,636)      (1,287)      (1,470)      (1,010)
- ------------------------------------------------------------------------------------------------------------
Net income                                     $  7,250      $  5,762     $  5,041     $  2,918     $  1,990
============================================================================================================

SHARE DATA (2)
Net income per share:
    Primary                                       $1.08          $.89         $.85         $.70         $.50
    Fully diluted                                  1.04           .87          .82          .64          .48

Cash dividends declared per share:
   Common Stock                                    $.19          $.17         $.16         $.15         $.22
   Class B Common Stock                             .19           .17          .16          .14          .20

Common stock outstanding                      6,282,217     6,150,735    6,084,576    4,397,137    3,920,308
============================================================================================================

BALANCE SHEET INFORMATION
Total assets                                   $144,884      $119,664     $109,685     $ 81,138     $ 81,767
============================================================================================================
Long-term obligations:
   Bank and other debt                         $  3,818      $  2,719     $  3,672     $  3,979     $  4,619
   Subordinated notes                             2,500         2,500        2,500        5,500        5,500
   Convertible subordinated debentures               -          1,505        1,676        4,060        4,711
- ------------------------------------------------------------------------------------------------------------
                                               $  6,318      $  6,724     $  7,848     $ 13,539     $ 14,830
============================================================================================================
Shareholders' equity                           $ 53,756      $ 46,816     $ 41,754     $ 25,272     $ 20,832
============================================================================================================

(1) AMOUNTS FOR 1993 INCLUDE THE NON-RECURRING RECEIPT OF INSURANCE PROCEEDS FOR BUSINESS INTERRUPTION CLAIMS FOLLOWING HURRICANE ANDREW, WHICH HAD THE EFFECT OF INCREASING INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS BY $1,130,000 AND NET INCOME BY $706,000. EXCLUDING THIS ITEM, FULLY DILUTED EARNINGS PER SHARE WAS $.71 ($.73 PRIMARY).

(2) SHARE DATA FOR YEARS PRIOR TO 1992 INCLUDES THE EFFECT OF A 5% STOCK DIVIDEND PAID IN 1992. SHARE DATA FOR YEARS PRIOR TO 1995 ALSO INCLUDES THE EFFECT OF A THREE-FOR-TWO STOCK SPLIT EFFECTED MAY 15, 1995.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

   The following table presents certain items of the Company's consolidated financial statements for the three years ended December 31, 1995, 1994 and 1993, expressed as a percentage of total revenues:

                                         1995               1994            1993 (1)
- ------------------------------------------------------------------------------------
Total revenues                           100.0%            100.0%            100.0%
Cost of sales and direct
   service expenses                       77.9              77.7              77.5
- ----------------------------------------------------------------------------------
Gross profit                              22.1              22.3              22.5
Selling, general and
   administrative expenses                16.7              17.0              17.6
- ----------------------------------------------------------------------------------
Operating income                           5.4               5.3               4.9
Investment income, net                      .1               -                  .2
Interest expense                           1.2               1.1               1.2
Income taxes                               1.6               1.6               1.4
Minority interests                          .5                .6                .6
- ----------------------------------------------------------------------------------
Net income                                 2.2%              2.0%              1.9%
==================================================================================

(1) EXCLUDES NON-RECURRING INCOME FROM THE RECEIPT OF INSURANCE PROCEEDS RELATED TO HURRICANE ANDREW.

   The following narratives include the results of operations of wholesale distributors of air conditioners and related parts and supplies acquired during 1993 and 1995: Comfort Supply, Inc., acquired in May 1993; Air Conditioning Sales, Inc., acquired in June 1993; Airite, Inc., acquired in February 1995; H.B. Adams, Inc., acquired in March 1995; Environmental Equipment & Supplies, Inc., acquired in May 1995 and Central Air Conditioning Distributors, Inc., acquired in October 1995. The acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of their operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995
   WITH YEAR ENDED DECEMBER 31, 1994

   Revenues in 1995 increased $47.3 million, or 17%, over 1994. The distribution subsidiaries' revenues increased $46.4 million, or 20%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $18.8 million, or 8%. This increase in sales was mainly due to increased sales of replacement air conditioners in Florida and Texas. Revenues in the Company's manufacturing operations decreased $874,000, or 4%, primarily due to lower sales to original equipment manufacturers (OEMs) caused by higher levels of inventory held by distributors during the year. Revenues in the personnel services operations increased $1.8 million, or 6%, reflecting higher demand for temporary help services and greater customer acceptance of new product offerings such as professional staffing and technical temporaries.

   Gross profit in 1995 increased $10.1 million, or 16%, over the prior year. Excluding the effect of acquisitions, gross profit increased $3.7 million, or 6%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.3% in 1994 to 22.1% in 1995 with acquisitions having no impact on gross profit margin. These decreases were primarily due to the increased sale of lower margin products by the distribution subsidiaries and new product start-up costs in the manufacturing operations.

   Selling, general and administrative expenses in 1995 increased $7.1 million, or 15%, over 1994 primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.5 million, or 5%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.7% in 1995 from 17.0% in 1994, with 1995 acquisitions having no effect on such percentage. This decrease was the result of a larger revenue base over which to spread fixed costs.

   Interest expense in 1995 increased $1.1 million, or 34%, over 1994 due to higher interest rates and additional borrowings used to finance acquisitions and increased inventory levels required by sales growth and stocking requirements in new branch locations. Excluding the effects of acquisitions, interest expense increased $471,000, or 15%, primarily due to higher average monthly borrowings and higher interest rates.

   The effective income tax rate decreased to 37.2% in 1995 compared to 38.5% in the prior year. The decrease was primarily the result of the proportionately larger share of taxable income generated in lower tax rate states in 1995 compared to 1994.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994
   WITH YEAR ENDED DECEMBER 31, 1993

   Revenues in 1994 increased $53.1 million, or 23%, over 1993. The distribution subsidiaries' revenues increased $48.3 million, or 27%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $28.6 million, or 16%. This increase in sales was mainly due to hot weather in the western market, strong replacement sales in Florida and increased export sales. Revenues in the Company's manufacturing operations increased $2.1 million, or 10%, primarily due to the introduction of new products. Revenues in the personnel services segment increased $2.7 million, or 10%, reflecting greater demand for temporary help services.

   Gross profit in 1994 increased $11.3 million, or 22%, over the prior year. Excluding the effect of acquisitions, gross profit increased $7.3 million, or 14%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.5% in 1993 to 22.3% in 1994 with acquisitions not changing gross profit margin significantly.

  Selling, general and administrative expenses in 1994 increased $7.6 million, or 19%, over the prior year, primarily due to the full year effect of the 1993 acquisitions. Excluding the effect of acquisitions, selling, general and administrative expenses increased $4.0 million, or 10%, from the prior year due to increased selling costs caused by increased sales. As a percentage of revenues, selling, general and administrative expenses decreased from 17.6% in 1993 to 16.9% in 1994. This decrease was the result of a larger revenue base over which to spread fixed costs.

   Other income in 1993 includes the non-recurring receipt of insurance proceeds of $1.1 million for business interruption claims related to Hurricane Andrew.

   Interest expense in 1994 increased $399,000, or 14%, from the prior year due to higher borrowings from acquired businesses and interest rate increases during 1994.

   The effective income tax rate in 1994 increased to 38.5% compared to 37.6% in the prior year. The increase was primarily a result of the proportionately larger share of taxable income generated in higher tax rate states in 1994 compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has adequate availability of capital from operations and revolving credit facilities to fund current operations and anticipated growth, including expansion in the Company's current and targeted market areas. At December 31, 1995, the Company's subsidiaries had aggregate borrowing commitments from lenders of $72.0 million, of which $17.6 million was unused and available. The weighted average interest rate for these commitments was 6.7% at December 31, 1995. The total amount of borrowing commitments expiring in 1996 is $12.0 million. In February 1996, the Company received a proposal from one of its lenders to syndicate a master $125 million unsecured revolving credit facility. This facility would replace all of the Company's existing revolving credit facilities and provide the Company up to $53 million of additional availability to fund future growth.

    Certain subsidiaries' revolving credit agreements contain provisions limiting the payment of dividends to their shareholders. The Company does not anticipate that these limitations on dividends will have a material effect on the Company's ability to meet its cash obligations.

    Working capital increased to $41.2 million at December 31, 1995 from $40.1 million at December 31, 1994 due to higher levels of accounts receivable caused by higher sales volume and increased cash flow which lowers the amount of inventory financed by revolving credit facilities.

   Cash and cash equivalents increased $2.0 million in 1995. Principal sources of cash in 1995 were profitable operations, increased borrowings under revolving credit agreements and proceeds from sales of marketable securities, primarily consisting of tax-free municipal bonds. The principal uses of cash were to fund acquisitions, finance capital expenditures, pay dividends and fund working capital needs.

   In March 1996, the Company completed the sale of 1,570,000 shares of Common Stock and received net proceeds of $32.6 million. The Company intends to use approximately $14.0 million of the proceeds to acquire Three States Supply Company, Inc. as discussed below. The Company anticipates using the remainder of the net proceeds to fund other potential acquisitions, to reduce debt and for general corporate purposes.

   The Company has signed a letter of intent for the purchase of the net assets and business of Three States Supply Company, Inc., a Memphis, Tennessee-based distributor of building materials used primarily in the heating and air conditioning industry. The completion of the transaction is subject to certain conditions and is expected to occur during April 1996. The purchase price, estimated at $14 million, is subject to adjustment upon completion of an audit and will be funded by a portion of the proceeds from the recent sale of the Company's Common Stock.

   The Company continually evaluates potential acquisitions and has had discussions with a number of acquisition candidates; however, the Company has no agreement with respect to any acquisition candidates other than Three States. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

ACQUISITION OF MINORITY INTERESTS

    In March 1996, pursuant to a Stock Exchange Agreement and Plan of Reorganization (the "Exchange Agreement") with Rheem Manufacturing Company ("Rheem"), the Company acquired Rheem's minority ownership interests in three of the Company's distribution subsidiaries in exchange for 964,361 shares of unregistered Common Stock of the Company having an estimated fair value of $16.1 million. Accordingly, following this transaction, all of the Company's distribution companies are wholly-owned subsidiaries of the Company.

NEW ACCOUNTING STANDARDS

   During 1995, the Company adopted Statement of Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS No. 119"). The disclosures required by SFAS No. 119 are shown in Note 10 of the Company's 1995 consolidated financial statements.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The Company is required to adopt the provisions of SFAS No. 121 beginning in 1996. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not expect the adoption to have a material effect on its consolidated financial position or results of operations.

   In November 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 requires new disclosures and provides guidance for new accounting methods related to employee stock-based compensation plans. The Company expects to continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed under SFAS No. 123. The Company will adopt the new disclosure rules of SFAS No. 123 during 1996.


                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)            1995             1994             1993
- -------------------------------------------------------------------------------------------------
Revenues:
   Net sales                                          $298,939          $253,433         $203,067
   Service fees and royalties                           32,069           30,298            27,589
- -------------------------------------------------------------------------------------------------
Total revenues                                         331,008           283,731          230,656
- -------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                       233,089           197,397          157,213
   Direct service expenses                              24,621            23,122           21,513
   Selling, general and
     administrative expenses                            55,288            48,169           40,540
- -------------------------------------------------------------------------------------------------
Total costs and expenses                               312,998           268,688          219,266
- -------------------------------------------------------------------------------------------------
Operating income                                        18,010            15,043           11,390
- -------------------------------------------------------------------------------------------------
Other income (expense):
   Investment income, net                                  281               140              383
   Interest expense                                     (4,221)           (3,155)          (2,756)
   Insurance proceeds                                       -                -              1,130
- -------------------------------------------------------------------------------------------------
                                                        (3,940)           (3,015)          (1,243)
- -------------------------------------------------------------------------------------------------
Income before income taxes
   and minority interests                               14,070            12,028           10,147
Income taxes                                            (5,234)           (4,630)          (3,819)
Minority interests                                      (1,586)           (1,636)          (1,287)
- -------------------------------------------------------------------------------------------------
Net income                                            $  7,250          $  5,762         $  5,041
=================================================================================================
Earnings per share:
   Primary                                            $   1.08              $.89             $.85
   Fully diluted                                          1.04               .87              .82
=================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)                                      1995              1994
- ----------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                    $  3,751          $  1,744
   Marketable securities                                                             267             3,227
   Accounts receivable, net                                                       43,564            34,811
   Inventories                                                                    59,724            49,259
   Prepaid expenses and other current assets                                       5,073             4,608
- ----------------------------------------------------------------------------------------------------------
Total current assets                                                             112,379            93,649
- ----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                11,286             8,829
Intangible assets, net                                                            16,995            13,164
Other assets                                                                       4,224             4,022
- ----------------------------------------------------------------------------------------------------------
                                                                                $144,884          $119,664
==========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current portion of long-term obligations                                     $  2,455          $  1,781
   Short-term promissory notes                                                     4,250                 -
   Borrowings under revolving credit agreements                                   40,185            32,034
   Accounts payable                                                               17,229            13,108
   Accrued liabilities                                                             7,091             6,631
- ----------------------------------------------------------------------------------------------------------
Total current liabilities                                                         71,210            53,554
- ----------------------------------------------------------------------------------------------------------
Long-term Obligations:
   Bank and other debt                                                             3,818             2,719
   Subordinated note                                                               2,500             2,500
   Convertible subordinated debentures                                                 -             1,505
- ----------------------------------------------------------------------------------------------------------
                                                                                   6,318             6,724
- ----------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                978               713
- ----------------------------------------------------------------------------------------------------------
Minority interests                                                                12,622            11,857
- ----------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 2 and 11)                                                                                   _
Shareholders' Equity:
   Common Stock, $.50 par value, 4,801,536 and 4,658,010 shares
     issued and outstanding in 1995 and 1994, respectively                         2,401             2,329
   Class B Common Stock, $.50 par value,  1,480,681 and 1,492,725 shares
     issued and outstanding in 1995 and 1994, respectively                           740               746
   Paid-in capital                                                                19,479            18,565
   Retained earnings                                                              31,136            25,176
- ----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                        53,756            46,816
- ----------------------------------------------------------------------------------------------------------
                                                                                $144,884          $119,664
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.


                          WATSCO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                          Common Stock              Paid-in      Retained
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)         SHARES          AMOUNT         CAPITAL      EARNINGS
- ---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                       4,397,138         $2,199         $6,576         $16,497
Conversion of debentures
   into Common Stock                                 444,009            222          2,385
Issuance of Common Stock                           1,200,000            600          8,895
Contribution to 401(k) plan                           12,847              6            105
Exercise of stock options                             30,582             15            170
Common stock cash dividends,
   $.16 per share of Common Stock and
   $.16 per Class B share                                                                             (887)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                                       (70)
Net income                                                                                           5,041
- ----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                       6,084,576          3,042         18,131          20,581
Conversion of debentures
   into Common Stock                                  28,330             14            178
Contribution to 401(k) plan                           12,680              6            131
Exercise of stock options                             25,149             13            125
Common stock cash dividends,
   $.17 per share of Common Stock and
   $.17 per Class B share                                                                           (1,037)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                                      (130)
Net income                                                                                           5,762
- ----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                       6,150,735          3,075         18,565          25,176
Conversion of debentures
   into Common Stock                                  24,403             12            152
Contribution to 401(k) plan                            9,042              5            144
Exercise of stock options and warrant                 98,037             49            618
Common stock cash dividends,
   $.19 per share of Common Stock and
   $.19 per Class B share                                                                           (1,160)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                                      (130)
Net income                                                                                           7,250
- ----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                       6,282,217         $3,141        $19,479         $31,136
==========================================================================================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS)                                        1995              1994             1993
- --------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                      $ 7,250          $ 5,762          $  5,041
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                  2,994            2,345             1,849
   Provision for doubtful accounts                                1,197              597               315
   Net investment gains                                             (27)              (6)             (161)
   Deferred income tax benefit                                      (25)            (237)             (455)
   Noncash stock contribution to 40l(k) plan                        149              137               111
   Minority interests, net of dividends paid                        765              304               549
   Changes in operating assets and liabilities,
     net of effects of acquisitions in 1995 and 1993:
     Accounts receivable                                         (3,207)          (5,151)           (1,155)
     Inventories                                                    644             (300)            1,462
     Accounts payable and accrued liabilities                     1,505             (797)           (5,676)
     Other, net                                                    (198)            (229)             (936)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        11,047            2,425               944
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Cash used in acquisitions, net of cash acquired                 (12,987)              -             (3,547)
Capital expenditures, net                                        (4,248)          (4,148)           (2,994)
Net proceeds from sales (purchases) of
   marketable securities                                          3,012           (2,258)             (906)
- -----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (14,223)          (6,406)           (7,447)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Repayments of long-term obligations                                (555)            (222)           (3,874)
Net borrowings under revolving credit agreements                  6,361            5,883             1,865
Net proceeds from issuances of common stock                         667              138             9,680
Cash dividends                                                   (1,290)          (1,167)             (957)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                         5,183            4,632             6,714
- ----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                         2,007              651               211
Cash and cash equivalents at beginning of year                    1,744            1,093               882
- ----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $ 3,751          $ 1,744           $ 1,093
==========================================================================================================
Supplemental disclosures:
   Income taxes paid                                            $ 4,999          $ 4,709           $ 5,215
   Interest paid                                                  4,186            3,149             3,056
==========================================================================================================



THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
    Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of residential central air conditioners and supplies in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as significant positions in Alabama, Arkansas, Louisiana, Nevada and North Carolina. The Company is also a manufacturer of electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to wholesale distributors and original equipment manufacturers (OEMs). In addition, the Company operates Dunhill Personnel System, Inc., a nationwide provider of temporary help and permanent placement services.

BASIS OF CONSOLIDATION
   The consolidated financial statements include the accounts of Watsco, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's consolidated subsidiaries that are less than wholly-owned include 80% equity interests in Gemaire Distributors, Inc. ("Gemaire") and Comfort Supply, Inc. ("Comfort Supply"), and a 50% equity interest (with an option to increase the equity interest to 50.25%) in Heating & Cooling Supply, Inc. ("Heating & Cooling"). Minority interests in the accompanying consolidated financial statements include the portions of net income and equity of Gemaire, Comfort Supply and Heating & Cooling owned by Rheem Manufacturing Company ("Rheem"). Effective March 19, 1996, Watsco acquired Rheem's minority interests in these subsidiaries (see Note 13).

REVENUE RECOGNITION
   The Company recognizes revenue upon shipment of products for its manufacturing and distribution businesses and upon delivery of services for its personnel services business.

INVENTORIES
   The Company's inventories are stated at lower of cost (first-in, first-out method, FIFO) or market.

PROPERTY, PLANT AND EQUIPMENT
   Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided on the straight-line method. Buildings and improvements are being depreciated over estimated useful lives ranging from 5-40 years. Estimated useful lives for other depreciable assets range from 3-10 years.

INTANGIBLE ASSETS
   Intangible assets, net of accumulated amortization of $2,040,000 and $1,639,000 at December 31, 1995 and 1994, respectively, consists primarily of goodwill arising from the excess of the cost of acquired businesses over the fair value of their tangible net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based upon expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $401,000, $364,000 and $358,000 in 1995, 1994 and 1993, respectively.

INCOME TAXES
   During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires the asset and liability approach for financial accounting and reporting for income taxes. The adoption of SFAS No. 109 did not have a material effect on the consolidated financial position of the Company during 1993. Under SFAS No. 109, deferred tax assets and liabilities reflect the future tax consequences of the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

CASH AND CASH EQUIVALENTS
   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES
   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The adoption of this statement did not have a material effect on the Company's consolidated operating results or financial position in 1994. At December 31, 1995 and 1994, marketable securities consists primarily of tax exempt municipal bonds and equity securities and have been classified as "available for sale" securities by the Company. At December 31, 1995 and 1994, the cost of such securities approximates market value.

DERIVATIVE FINANCIAL INSTRUMENT
   In order to manage the risk of movements in interest rates that affect the cost of borrowings under revolving credit agreements, the Company has entered into an interest rate hedge agreement which involves the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE
   Primary earnings per share is computed by dividing net income, less subsidiary preferred stock dividends, by the total of the weighted average number of shares outstanding and common stock equivalents. Fully diluted earnings per share additionally assumes, if dilutive, conversion of the 10% Convertible Subordinated Debentures due 1996, with earnings being increased for interest expense, net of income taxes, that would not have been incurred had conversion taken place at the beginning of the year and any added dilution from common stock equivalents.

Shares used to calculate earnings per share (restated in 1993 and 1994 to reflect a three-for-two stock split effected May 15, 1995, see Note 9) are as follows:

YEARS ENDED DECEMBER 31,                            1995             1994             1993
- ---------------------------------------------------------------------------------------------
Weighted average shares outstanding              6,197,297         6,107,275        5,744,052
Dilutive stock options and warrants                384,952           218,853          124,530
- ---------------------------------------------------------------------------------------------
Shares for primary earnings per share            6,582,249         6,326,128        5,868,582
Assumed conversion of debentures                   240,522           267,561          470,461
Additional dilution of stock options
   and warrants                                    147,833            52,573               -
- ---------------------------------------------------------------------------------------------
Shares for fully diluted earnings per share      6,970,604         6,646,262        6,339,043
=============================================================================================

2.   INVENTORIES

    Inventories consists of (in thousands):

DECEMBER 31,                                    1995            1994
- -----------------------------------------------------------------------
Raw materials                                $  3,637          $  4,058
Work-in-process                                 1,359             1,152
Finished goods                                 54,728            44,049
- -----------------------------------------------------------------------
                                             $ 59,724          $ 49,259
=======================================================================

   Rheem is a major supplier to the Company under long-term distribution agreements. Net purchases under these agreements were $130,752,000, $113,117,000 and $90,435,000, or 55%, 57% and 57% of the Company's aggregate purchases in 1995, 1994 and 1993, respectively. Included in accounts payable in the consolidated balance sheets are amounts owed to Rheem totaling $7,224,000 and $4,207,000 at December 31, 1995 and 1994, respectively. At December 31, 1995, the Company had non-cancelable purchase commitments to Rheem of approximately $23,384,000.

3.   PROPERTY, PLANT AND EQUIPMENT, NET

    Property, plant and equipment, net, consists of (in thousands):

DECEMBER 31,                                    1995             1994
- -----------------------------------------------------------------------
Land and buildings                          $   4,097          $  4,023
Machinery and equipment                        10,947            10,021
Furniture and fixtures                          7,547             5,461
- -----------------------------------------------------------------------
                                               22,591            19,505
Less: accumulated depreciation
   and amortization                           (11,305)          (10,676)
- -----------------------------------------------------------------------
                                            $  11,286          $  8,829
=======================================================================

4.   REVOLVING CREDIT AGREEMENTS

    Borrowings under revolving credit agreements consist of (in thousands):

DECEMBER 31,                                   1995              1994
- -----------------------------------------------------------------------
Variable-rate revolving note of
   Gemaire                                    $15,750           $ 7,400
Variable-rate revolving note of
   Heating & Cooling                           14,185            19,260
Variable-rate revolving note of
   Comfort Supply                               7,000             5,374
Variable-rate revolving note of Central
   Air Conditioning Distributors, Inc.          3,250                 -
- -----------------------------------------------------------------------
                                              $40,185           $32,034
=======================================================================

    Borrowings under the Gemaire revolving note, which expire in 1998, may not exceed $27,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Gemaire's option, interest is at 1-5/8% below the bank's prime rate, payable quarterly, or at a fixed rate equal to the LIBOR rate for a fixed duration plus .75%, payable at the end of the period. The note is secured by substantially all of Gemaire's assets (with an aggregate carrying value of $37,637,000 at December 31, 1995) and is without recourse to Watsco.

   Borrowings under the Heating & Cooling revolving note, which expire in 1998, may not exceed $25,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Heating & Cooling's option, interest is at 1/2% below the bank's prime rate or at a fixed rate equal to the LIBOR rate plus .90% or the bank's certificate of deposit rate plus .90% or offshore rates for deposits of similar duration and is payable monthly. The note is secured by substantially all of Heating & Cooling's assets (with an aggregate carrying value of $28,741,000 at December 31, 1995) and is without recourse to Watsco.

   Borrowings under the Comfort Supply revolving note, which expire in 1996, may not exceed $12,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Comfort Supply's option, interest is at the bank's prime rate less 1-5/8% or at a fixed rate equal to the LIBOR rate plus .75% and is payable monthly. The note is secured by substantially all of Comfort Supply's assets (with an aggregate carrying value of $19,983,000 at December 31, 1995) and is without recourse to Watsco. The Company expects to extend or obtain replacement financing for the revolving note prior to its expiration.

   Borrowings under the Central Air Conditioning Distributors, Inc. ("CAC") revolving note, which expire in 1998, may not exceed $8,000,000 and are secured by all of CAC's outstanding common stock. At CAC's option, interest is at the bank's prime rate less 1-5/8% or at a fixed rate equal to the LIBOR rate plus
 .75%, and is payable quarterly. At December 31, 1995, available borrowings under the CAC revolving credit agreement were reduced by $4,250,000 for standby letters of credit that were used to collateralize short-term promissory notes issued in connection with the acquisition of CAC (see Note 8). The standby letters of credit expire during 1996, concurrent with the maturity of the short-term promissory notes. Outstanding borrowings under CAC's revolving credit agreement, including the amounts contingently liable, are guaranteed by Watsco.

   The Company also has an unsecured $3,000,000 line of credit facility with a bank expiring in May 1997. At the Company's option, borrowings under the facility bear interest at the bank's prime rate less 1-5/8% or at a fixed rate equal to the LIBOR rate plus .75%, and is payable quarterly. At December 31, 1995 and 1994, there were no outstanding borrowings under the facility.

   The terms of the Gemaire, Heating & Cooling, Comfort Supply and CAC revolving credit agreements restrict the transfer of their net assets and limit the payment of dividends to their shareholders. At December 31, 1995, Watsco's proportionate share of the aggregate net assets of Gemaire, Heating & Cooling, Comfort Supply and CAC was $21,663,000 of which $5,282,000 was unrestricted.

   At December 31, 1995 and 1994, the weighted average interest rate for the borrowings under revolving credit agreements was 6.7% and 7.6%, respectively. During the years ended December 31, 1995, 1994 and 1993, the weighted average rates were 7.3%, 6.7% and 5.7%, respectively.

5.   LONG-TERM OBLIGATIONS

    Bank and other debt (net of current portion) consists of (in thousands):

DECEMBER 31,                                     1995             1994
- -----------------------------------------------------------------------
Mortgage note                                  $  888            $  254
Variable-rate term note of Gemaire                900             1,300
Promissory notes of Comfort Supply                727                 -
Other                                           1,303             1,165
- -----------------------------------------------------------------------
                                               $3,818            $2,719
=======================================================================

   The mortgage note is payable in monthly principal installments of $13,000 plus interest at a fixed rate of 8-1/4% and matures in 2002. The mortgage note is secured by land and buildings with a net carrying value of $1,011,000 at December 31, 1995.

   The Gemaire note, which matures in 1999, is payable in quarterly installments of $100,000, plus interest at a fixed rate of 5.8%. The note is secured along with the amounts outstanding under Gemaire's revolving credit agreement (see
Note 4).

   The promissory notes, issued in connection with certain acquisitions made by Comfort Supply during 1995, bear interest at 8%, payable semi-annually, and mature at varying dates through 2000.

   The subordinated note represents an unsecured note payable to Rheem by Heating & Cooling. The note bears interest at 12%, payable quarterly, and matures in 1998.

   The Company's convertible subordinated debentures represent 10% Convertible Subordinated Debentures due 1996 (the "Class B Debentures") that may be converted into Class B Common Stock at $6.74 per share. The Company is required to redeem any debentures that remain outstanding on September 12, 1996. Redemption, at par plus accrued interest, may be made by the Company at any time prior to such date. At December 31, 1995, Class B Debentures in the aggregate principal amount of $1,505,000 (included in current portion of long-term obligations in the accompanying consolidated balance sheet) were convertible into Class B Common Stock. Directors and an affiliate of the Company owned $1,414,500 and $1,567,500 of Class B Debentures at December 31, 1995 and 1994, respectively. During 1995, 1994 and 1993, $164,000, $192,000 and $2,607,000,
respectively, of convertible subordinated debentures were converted into common stock.

   Annual maturities of long-term obligations for the years subsequent to December 31, 1995 are as follows: $2,455,000 in 1996; $881,000 in 1997;
$3,238,000 in 1998; $415,000 in 1999; $808,000 in 2000 and $976,000 thereafter.

6.   INCOME TAXES

    The income tax provision consists of (in thousands):

YEARS ENDED DECEMBER 31,               1995             1994             1993
- -------------------------------------------------------------------------------
Federal                               $4,612            $3,991           $3,314
State                                    622               639              505
- -------------------------------------------------------------------------------
                                      $5,234            $4,630           $3,819
===============================================================================

Current                               $5,259            $4,867           $4,274
Deferred                                 (25)             (237)            (455)
- -------------------------------------------------------------------------------
                                      $5,234            $4,630           $3,819
===============================================================================

   A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

YEARS ENDED DECEMBER 31,              1995             1994             1993
- -----------------------------------------------------------------------------
Federal statutory rate                34.0%            34.0%             34.0%
State income taxes,
   net of federal benefit              2.9              3.5               3.3
Other, net                              .3              1.0                .3
- -----------------------------------------------------------------------------
                                      37.2%            38.5%             37.6%
=============================================================================

   The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in thousands):

DECEMBER 31,                                              1995            1994
- -------------------------------------------------------------------------------
Deferred tax assets:
Included in other current assets -
Accounts receivable reserves                           $ 1,052          $ 1,005
Capitalized inventory costs
   and inventory reserves                                2,023            1,860
Other                                                      155              217
- -------------------------------------------------------------------------------
                                                         3,230            3,082
- -------------------------------------------------------------------------------
Included in other noncurrent assets -
Net operating loss carryforwards of subsidiary             789              868
Other                                                      225              211
- -------------------------------------------------------------------------------
                                                         1,014            1,079
- -------------------------------------------------------------------------------
Deferred tax liabilities:
Included in accrued liabilities -
Inventory                                                 (128)            (157)
Other                                                        -             (178)
- -------------------------------------------------------------------------------
                                                          (128)            (335)
- -------------------------------------------------------------------------------
Included in noncurrent liabilities -
Depreciation and amortization                             (614)            (397)
Other                                                     (364)            (316)
- -------------------------------------------------------------------------------
                                                          (978)            (713)
- -------------------------------------------------------------------------------
   Total net deferred tax assets                       $ 3,138          $ 3,113
===============================================================================

   A subsidiary of the Company has available net operating loss carryforwards
(NOLs) of approximately $2.3 million which are available to offset future taxable income in equal annual amounts of approximately $232,000 through 2005. SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent operating earnings and expectations for the future, that the recorded deferred tax asset for the NOLs is presently realizable as the operating income of the subsidiary will be sufficient to fully utilize the available NOLs. However, the ultimate realizability of the deferred tax asset could be impacted in the near term if estimates of the subsidiary's future taxable income during the carryforward period are reduced.

7.   STOCK OPTION AND BENEFIT PLANS

   The Company has two stock option plans, the 1991 Stock Option Plan (the "1991 Plan") and the 1983 Executive Stock Option Plan (the "1983 Plan"). The Company accounts for these plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized. A summary of these plans as of December 31, 1995 is as follows:

   1991 PLAN. For directors, officers and key employees, under which options for an aggregate of 1,372,500 shares of Common Stock and Class B Common Stock may be granted. Options as to 974,348 shares of Common Stock and 373,388 shares of Class B Common Stock have been granted. The terms of the plan require the option price per share to be equivalent to fair market value. Options are for a term of ten years and may be exercised as determined by the Option Committee of the Board of Directors. The Option Committee may waive the vesting period and permit options to be exercised immediately.

   1983 PLAN. For directors, officers and key employees. This plan expired in February 1993; therefore, no additional options may be granted. Options as to 46,909 shares of Common Stock and 7,403 shares of Class B Common Stock are outstanding under this plan at December 31, 1995. Options are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. The Option Committee may waive the vesting period and permit options to be exercised immediately.

    Summarized information for the above plans is as follows:

YEARS ENDED DECEMBER 31,                       1995             1994              1993
- ----------------------------------------------------------------------------------------
Options outstanding at
   beginning of year                        1,066,286         1,032,612          865,711
Granted                                        41,000           104,025          219,750
Exercised                                     (30,737)          (46,426)         (31,144)
Canceled                                      (20,553)          (23,925)         (21,705)
- ----------------------------------------------------------------------------------------
Options outstanding at
   end of year                              1,055,996         1,066,286        1,032,612
========================================================================================
Exercisable at end of year                    536,902           791,788          533,685
========================================================================================
Available for future grant                     24,765            50,013          120,738
========================================================================================
Average prices of
   options exercised                            $6.59             $6.61            $5.00
========================================================================================
Price range of options                          $5.00             $5.00            $4.21
   outstanding at end                            to                to                to
    of year                                    $16.50            $11.00           $10.67
========================================================================================

   The Company has profit sharing retirement plans for its employees which are qualified under Section 401(k) of the Internal Revenue Code. The Company makes varying annual matching contributions based on a percentage of eligible employee compensation deferrals. The contributions are made in cash or by the issuance of the Company's common stock to the plan on behalf of its employees. For the years ended December 31, 1995, 1994 and 1993, aggregate contributions to these plans were $265,000, $268,000 and $207,000, respectively.

   Watsco has implemented a reverse split-dollar insurance program for its officers providing Watsco with limited interests in the policies including death benefits aggregating approximately $5 million plus any prepaid and unearned premiums. Under the insurance program, the officers retain all incidents of ownership in excess of the Company's limited interests. For the years ended December 31, 1995, 1994 and 1993, the Company recorded expense of $53,000, $49,000 and $45,000, respectively, related to this program.

   The Company has a Key Executive Non-Qualified Deferred Compensation Plan. At December 31, 1995, there were two individuals participating in this plan. For the years ended December 31, 1995, 1994 and 1993, the Company recorded expense of $65,000, $158,000 and $45,000, respectively, related to this plan.

8.   ACQUISITIONS

1993 ACQUISITIONS
   In April 1993, Watsco acquired 80% and Rheem acquired 20% of the common stock of Comfort Supply, a Texas-based wholesale distributor of air conditioners and related parts and supplies, for $4,022,000. The cash consideration paid by the Company amounted to $3,418,000 and was made out of a portion of the proceeds from the sale of Watsco's Common Stock completed in February 1993.

   In June 1993, Heating & Cooling purchased the net assets and business of Air Conditioning Sales, Inc. ("ACS"), a central California-based wholesale distributor of air conditioners and related parts and supplies. Consideration for the purchase included a cash payment of $211,000 to the seller and a cash payment of $2,073,000 to an escrow account for the settlement of certain seller obligations. In connection with the ACS acquisition, Heating & Cooling issued $2,000,000 of its 6.5% Series A Preferred Stock (the "H&C Preferred Stock") to Rheem in settlement of a like amount of accounts payable that was due to Rheem by the seller. The H&C Preferred Stock is in preference to the common stock of Heating & Cooling in any dissolution or winding up and may be redeemed at any time at the option of Heating & Cooling. Cumulative dividends are paid annually on January 1. The H&C Preferred Stock is included in minority interests in the accompanying consolidated balance sheets.

   The 1993 acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income beginning on the dates of acquisition. The excess of the aggregate purchase price over the tangible net assets acquired of $1,705,000 is being amortized on a straight-line basis over 40 years. In connection with these acquisitions, the Company assumed liabilities of $19,832,000.

1995 ACQUISITIONS
   During 1995, the Company completed four separate acquisitions of wholesale distributors of air conditioners and related parts and supplies for aggregate consideration of $18,116,000. The acquisitions were made either in the form of the purchase of all of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Payment of the consideration for these acquisitions consisted of cash payments aggregating $13,008,000, the issuance of short-term promissory notes of $4,250,000 and the issuance of long-term promissory notes of $858,000. Cash payments were funded from existing cash or from borrowings under revolving credit agreements. The short-term promissory notes bear interest at 7% and mature during 1996. The long-term promissory notes bear interest at 8% and mature at varying dates through 2000 (see Note 5).

   The 1995 acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income beginning on the dates of acquisition. The excess of the aggregate purchase price over the tangible net assets acquired of $4,232,000 is being amortized on a straight-line basis over 40 years. In connection with these acquisitions, the Company assumed liabilities of $4,891,000.

   The unaudited pro forma information of the Company as if the 1995 acquisitions had occurred on January 1, 1994 is as follows (in thousands, except per share data):

YEARS ENDED DECEMBER 31,                                1995              1994
- --------------------------------------------------------------------------------
Revenues                                              $354,371          $330,576
Net income                                              $8,049            $6,018
Primary earnings per share                               $1.20              $.93
Fully diluted earnings per share                         $1.15              $.90

   The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired on January 1, 1994 for the years presented or of future results of operations.

9.   SHAREHOLDERS' EQUITY

   The authorized capital stock of the Company is 40,000,000 shares of Common Stock (redesignated from Class A Common Stock in June 1994) and 4,000,000 shares of Class B Common Stock. Common Stock and Class B Common Stock share equally in the earnings of the Company, and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes; (ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock and (iv) Class B Common Stock is convertible at any time into Common Stock on a one for one basis at the option of the shareholder.

   In February 1993, the Company completed the sale of 1,200,000 shares of Common Stock resulting in net proceeds of $9,495,000.

    On April 18, 1995, the Company's Board of Directors authorized, for both classes of the Company's common stock, a three-for-two stock split effected in the form of a 50% stock dividend payable on May 15, 1995 to shareholders of record as of April 28, 1995. Shareholders' equity has been restated to give retroactive effect to the stock split for all periods presented by reclassifying from retained earnings or paid-in capital to the common stock accounts the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements and notes thereto to number of shares, per share amounts, stock option data and market prices of both classes of the Company's common stock have been restated.

10.  FINANCIAL INSTRUMENTS

RECORDED FINANCIAL INSTRUMENTS
     The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, short-term promissory notes, the current portion of long-term obligations, the convertible subordinated debentures, borrowings under revolving credit agreements, debt instruments included in other long-term obligations and the H&C Preferred Stock. At December 31, 1995, the fair values of cash and cash equivalents, accounts receivable, marketable securities, short-term promissory notes and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments and based on available quoted market prices. The estimated fair value of the other recorded financial instruments and the related carrying amounts are as follows (in thousands):

                                     CARRYING         FAIR
DECEMBER 31, 1995                     AMOUNT          VALUE
- -----------------------------------------------------------
Borrowings under revolving
   credit agreements                  $40,185       $40,185
Convertible subordinated debentures     1,505         3,908
Debt instruments included in
   long-term obligations                5,643         6,125
H&C Preferred Stock                     2,000            *
- -----------------------------------------------------------
* Not determinable

     The fair values of borrowings under revolving credit agreements and debt instruments included in long-term obligations are based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities. The fair value of the Company's convertible subordinated debentures is based on the year end market price of the underlying shares of Class B Common Stock. Management is unable to determine the fair value of the H&C Preferred Stock as the security has no quoted market price and, because the security contains certain unique terms, conditions, covenants and restrictions, there are no identical securities that have quoted market prices.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
     At December 31, 1995, the Company had an interest rate swap agreement related to borrowings of $10 million to manage the net exposure to interest rate changes related to a portion of its borrowings under revolving credit agreements. The interest rate swap agreement, which expires in December 2000, effectively converts a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The impact of interest rate risk management activities on 1995's results of operations and the carrying value and related fair value of interest rate risk management transactions at December 31, 1995 is not material.

     At December 31, 1995, the Company is contingently liable under standby letters of credit aggregating $5.1 million that were used as collateral for promissory notes issued in connection with certain acquisitions made during 1995 (see Note 8). The Company does not expect any material losses to result from the issuance of the standby letters of credit because performance is not expected to be required; accordingly, the estimated fair value of these instruments is zero.

CONCENTRATIONS OF CREDIT RISK
     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1995 and 1994, the allowance for doubtful accounts was $3,101,000 and $2,681,000, respectively. Although the Company believes its allowance is sufficient, the amount the Company ultimately realizes could differ materially in the near-term from the amount reported above.

11.  COMMITMENTS AND CONTINGENCIES

     At December 31, 1995, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals as follows: $4,685,000 in 1996; $4,090,000 in 1997; $2,957,000 in 1998; $2,229,000 in 1999; $1,388,000 in 2000 and $3,059,000
thereafter. Rental expense for the years ended December 31, 1995, 1994 and 1993 was $4,861,000, $4,026,000 and $3,584,000, respectively.

     The Company is from time to time involved in routine litigation. Based on the advice of legal counsel, the Company believes that such actions presently pending will not have a material adverse impact on the Company's consolidated financial position or results of operations.

12.  INDUSTRY SEGMENT INFORMATION

   At December 31, 1995, the Company operated principally in two industry segments. Operations in the Climate Control segment are conducted through the Company's four distribution subsidiaries, Gemaire, Heating & Cooling, Comfort Supply and CAC, which distribute residential central air conditioners. This segment's operations also include the Watsco Components, Inc., Cam-Stat, Inc. and Rho Sigma, Inc. subsidiaries which manufacture and sell air conditioning, heating and refrigeration components and accessories to original equipment manufacturers and the service and repair markets. Operations in the Personnel Services segment are through Dunhill Personnel System, Inc., which provides temporary help and permanent placement services throughout the United States and Canada. There are no sales between industry segments. Operating income is total revenues less operating expenses and unallocated corporate expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each segment. Corporate assets consist primarily of cash and cash equivalents, marketable securities and real property. Export sales totaled approximately $8,944,000, $6,606,000 and $3,555,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


                                                      CLIMATE        PERSONNEL
(IN THOUSANDS OF DOLLARS)                             CONTROL        SERVICES       OTHER       CONSOLIDATED
- ------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
Revenues                                             $298,939       $ 32,069                       $ 331,008
============================================================================================================
Operating income                                     $ 18,401       $  1,370                       $  19,771
============================================================================
Interest expense                                                                                      (4,221)
Unallocated corporate expenses                                                                        (1,761)
Investment income, net                                                                                   281
- ------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                                  $  14,070
============================================================================================================
Identifiable assets                                  $133,001       $  9,025                       $ 142,026
============================================================================
Corporate assets                                                                                       2,858
- ------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $ 144,884
============================================================================================================
Depreciation and amortization                        $  2,446       $    210        $338           $   2,994
============================================================================================================
Capital expenditures, net                            $  3,493       $    395        $360           $   4,248
============================================================================================================
YEAR ENDED DECEMBER 31, 1994
Revenues                                             $253,433       $ 30,298                       $ 283,731
============================================================================================================
Operating income                                     $ 16,401       $  1,216                       $  17,617
============================================================================
Interest expense                                                                                      (3,155)
Unallocated corporate expenses                                                                        (2,574)
Investment income, net                                                                                   140
- ------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                                  $  12,028
============================================================================================================
Identifiable assets                                  $106,415       $  7,952                       $ 114,367
============================================================================
Corporate assets                                                                                       5,297
- ------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $ 119,664
============================================================================================================
Depreciation and amortization                        $  1,851       $    270        $224           $   2,345
============================================================================================================
Capital expenditures, net                            $  3,455       $    316        $377           $   4,148
============================================================================================================
YEAR ENDED DECEMBER 31, 1993
Revenues                                             $203,067       $ 27,589                       $ 230,656
============================================================================================================
Operating income                                     $ 12,589       $    422                       $  13,011
============================================================================
Insurance proceeds                                                                                     1,130
Interest expense                                                                                      (2,756)
Unallocated corporate expenses                                                                        (1,621)
Investment income, net                                                                                   383
- ------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                                  $  10,147
============================================================================================================
Identifiable assets                                  $ 99,628       $  6,817                       $ 106,445
============================================================================
Corporate assets                                                                                       3,240
- ------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $ 109,685
============================================================================================================
Depreciation and amortization                        $  1,165       $    150        $176           $   1,491
============================================================================================================
Capital expenditures, net                            $  2,470       $     36        $488           $   2,994
============================================================================================================

13. SUBSEQUENT EVENTS

    On March 6, 1996, the Company completed the sale of 1,570,000 shares of Common Stock resulting in net proceeds of $32,609,000. The Company intends to use approximately $14 million of the proceeds in the pending acquisition of Three States Supply Company, Inc., discussed below. The Company anticipates using the remainder of the net proceeds for other potential acquisitions, to reduce debt and for general corporate purposes.

    Effective March 19, 1996, the Company and Rheem completed a transaction pursuant to a Stock Exchange Agreement and Plan of Reorganization (the "Exchange Agreement") whereby the Company acquired Rheem's 20% ownership interests in Gemaire and Comfort Supply and Rheem's 50% ownership interest in Heating & Cooling in exchange for 964,361 unregistered shares of the Company's Common Stock having an estimated fair value of $16.1 million. The H&C Preferred Stock was not purchased by the Company in this transaction and will continue to be outstanding. The acquisition of Rheem's ownership interests will be accounted for under the purchase method of accounting and, accordingly, the effects of the transaction will be included in the Company's results of operations as of the transaction date. Previous agreements between the Company and Rheem provided Rheem with the right to "call" from the Company and the Company with the right to "put" to Rheem the Company's ownership interests in Gemaire, Comfort Supply and Heating & Cooling. Under the terms of the Exchange Agreement, the put/call provisions included in the previous agreements are effectively eliminated because the rights to "put" or "call" become exercisable primarily upon the occurrence of certain events of insolvency.

    Following the aforementioned sale of Common Stock and the issuance of shares pursuant to the Exchange Agreement, the unaudited pro forma shareholders' equity of the Company as if these transactions had occurred on December 31, 1995 in comparison to the historical amount reported is as follows (in thousands):

YEAR ENDED DECEMBER 31,1995                          PRO FORMA        HISTORICAL
- --------------------------------------------------------------------------------
Common Stock, $.50 par value, 7,485,897 shares
    issued and outstanding, pro forma
    (4,801,536 shares, historical)                    $  3,743           $ 2,401
Class B Common Stock, $.50 par value,
    1,480,681  shares issued and outstanding
    (pro forma and historical)                             740               740
Paid-in capital                                         68,121            19,479
Retained earnings                                       31,136            31,136
- --------------------------------------------------------------------------------
Total shareholders' equity                            $103,740           $53,756
- --------------------------------------------------------------------------------

    The Company has signed a letter of intent for the purchase of the net assets and business of Three States Supply Company, Inc., a Memphis, Tennessee-based distributor of building materials used primarily in the heating and air conditioning industry. The completion of the transaction is subject to certain conditions. The purchase price, estimated at $14 million, is subject to adjustment upon the completion of an audit of the net assets and will be made out of a portion of the proceeds from the sale of Watsco's Common Stock completed on March 6, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Watsco, Inc.:

   We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Miami, Florida,
   March 29, 1996.


                          WATSCO, INC. AND SUBSIDIARIES
                            QUARTERLY FINANCIAL DATA

(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)     1ST        2ND           3RD          4TH
(UNAUDITED)                                   QUARTER     QUARTER       QUARTER       QUARTER      TOTAL
- ----------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995:
   Revenues                                   $60,321      $91,062       $98,807      $80,818     $331,008
   Gross profit                                14,735       20,144        21,668       16,751       73,298
   Net income                                     901        2,301         2,831        1,217        7,250
==========================================================================================================
   Earnings per share(3):
     Primary                                     $.14         $.35          $.42         $.17        $1.08
     Fully diluted                                .13          .34           .41          .17         1.04
==========================================================================================================
YEAR ENDED DECEMBER 31, 1994:
   Revenues                                   $55,252      $75,827       $82,805      $69,847     $283,731
   Gross profit                                13,218       16,717        18,731       14,546       63,212
   Net income                                     690        1,926         2,307          839        5,762
==========================================================================================================
   Earnings per share(2)(3):
     Primary                                     $.11         $.30          $.36         $.13         $.89
     Fully diluted                                .11          .29           .35          .13          .87
==========================================================================================================
YEAR ENDED DECEMBER 31, 1993:
   Revenues                                   $38,652      $59,546       $72,474      $59,984     $230,656
   Gross profit                                 9,031       13,732        16,094       13,073       51,930
   Net income                                     343        2,216         1,830          652        5,041
==========================================================================================================
   Earnings per share(2)(3):
     Primary                                     $.07         $.37(1)       $.29         $.10         $.85
     Fully diluted                                .07          .35(1)        .28          .10          .82
==========================================================================================================

(1) THE SECOND QUARTER OF 1993 INCLUDES THE NON-RECURRING RECEIPT OF INSURANCE PROCEEDS FOR BUSINESS INTERRUPTION CLAIMS MADE BY THE COMPANY FOLLOWING HURRICANE ANDREW, WHICH HAD THE EFFECT OF INCREASING NET INCOME BY $706,000. EXCLUDING THIS ITEM, FULLY DILUTED AND PRIMARY EARNINGS PER SHARE WERE $.25 FOR THE SECOND QUARTER OF 1993 AND FULLY DILUTED EARNINGS PER SHARE WAS $.71 ($.73 PRIMARY) FOR THE YEAR ENDED DECEMBER 31, 1993.

(2) EARNINGS PER SHARE INFORMATION HAS BEEN RESTATED TO GIVE EFFECT TO A THREE-FOR-TWO STOCK SPLIT EFFECTED ON MAY 15, 1995.

(3) QUARTERLY EARNINGS PER SHARE ARE CALCULATED ON AN INDIVIDUAL BASIS AND, BECAUSE OF ROUNDING AND CHANGES IN THE WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE YEAR, THE SUMMATION OF EACH QUARTER MAY NOT EQUAL THE AMOUNT CALCULATED FOR THE YEAR AS A WHOLE.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 1995, 1994 and 1993. Stock prices and cash dividends per share have been adjusted for a three-for-two stock split effected by the Company on May 15, 1995. At March 15, 1996, excluding shareholders with stock in street name, the Company had approximately 600 Common Stock shareholders of record and 400 Class B shareholders of record.

                                           COMMON            CLASS B          CASH DIVIDENDS
                                       HIGH       LOW       HIGH    LOW      COMMON   CLASS B
- ----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995:
   Fourth quarter                      $17-7/8   $16-3/8   $17-1/2 $16           $.050   $.050
   Third quarter                        17-3/8    13-3/8    16-3/4  13-1/2        .050    .050
   Second quarter                       13-3/4    11-3/4    13-1/2  11-5/8        .043    .043
   First quarter                        11-7/8    10-1/2    11-5/8  10-5/8        .043    .043
==============================================================================================
YEAR ENDED DECEMBER 31, 1994:
   Fourth quarter                      $11-1/8   $10-3/8   $11     $10-1/4       $.043   $.043
   Third quarter                        11-3/8    10-1/8    11-1/8  10-3/8        .043    .043
   Second quarter                       11-3/8     9-5/8    11-1/4   9-7/8        .043    .043
   First quarter                        10-1/4     8-5/8    10-1/4   8-7/8        .040    .040
==============================================================================================
YEAR ENDED DECEMBER 31, 1993:
   Fourth quarter                      $ 9-3/4   $ 7-7/8   $ 9-7/8 $ 8-1/4       $.040   $.040
   Third quarter                        11-3/8     9-1/8    11-1/8   9-3/8        .040    .040
   Second quarter                       10-1/2     8-7/8    10-1/2   8-7/8        .040    .040
   First quarter                         9-1/8     7-5/8     9-1/4   7-3/4        .040    .040
==============================================================================================

