Form 10-K405, Exhibit 13
period 1996-12-31
WATSCO INC
filed 1997-03-31
CIK 105016

                                                                     EXHIBIT 13


                          WATSCO, INC. AND SUBSIDIARIES
            SELECTED CONSOLIDATED FINANCIAL DATA - FIVE YEAR SUMMARY

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)       1996         1995         1994         1993 (1)        1992
                                         ---------    ---------    ---------    ---------       ---------
OPERATIONS
Revenues                                 $ 425,389    $ 331,008    $ 283,731    $ 230,656       $ 194,633
                                         =========    =========    =========    =========       =========
Income before income
   taxes and minority interests          $  21,218    $  14,070    $  12,028    $  10,147       $   7,134
Income taxes                                (8,110)      (5,234)      (4,630)      (3,819)         (2,746)
Minority interests                            (116)      (1,586)      (1,636)      (1,287)         (1,470)
                                         ---------    ---------    ---------    ---------       ---------
Net income                               $  12,992    $   7,250    $   5,762    $   5,041       $   2,918
                                         =========    =========    =========    =========       =========
SHARE DATA
Net income per share (1):
   Primary                               $     .93    $     .72    $     .59    $     .56       $     .47
   Fully diluted                               .91          .69          .58          .54             .42

Cash dividends declared per share:
   Common Stock                          $     .14    $     .13    $     .11    $     .11       $     .10
   Class B Common Stock                        .14          .13          .11          .11             .10

Common stock outstanding (2)                14,032        9,423        9,226        9,127           6,596
                                         =========    =========    =========    =========       =========
BALANCE SHEET INFORMATION
Total assets                             $ 203,581    $ 144,884    $ 119,664    $ 109,685       $  81,138
                                         =========    =========    =========    =========       =========
Long-term obligations:
   Borrowings under revolving credit
     agreements                          $  48,000    $      -     $      -        $    -       $       -
   Bank and other debt                       3,720        3,818        2,719        3,672           3,979
   Subordinated notes and debentures          --          2,500        2,500        2,500           5,500
   Convertible subordinated debentures        --           --          1,505        1,676           4,060
                                         $  51,720    $   6,318    $   6,724    $   7,848       $  13,539
                                         =========    =========    =========    =========       =========
Shareholders' equity                     $ 119,929    $  53,756    $  46,816    $  41,754       $  25,272
                                         =========    =========    =========    =========       =========

----------
(1) AMOUNTS FOR 1993 INCLUDE THE NON-RECURRING RECEIPT OF INSURANCE PROCEEDS FOR BUSINESS INTERRUPTION CLAIMS FOLLOWING HURRICANE ANDREW, WHICH HAD THE EFFECT OF INCREASING INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS BY $1,130,000 AND NET INCOME BY $706,000. EXCLUDING THIS ITEM, FULLY DILUTED EARNINGS PER SHARE WAS $.47 ($.48 PRIMARY).

(2) SHARE DATA INCLUDES THE EFFECTS OF THREE-FOR-TWO SPLITS EFFECTED ON JUNE 14, 1996 AND MAY 15, 1995.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

   The following table presents certain items of the Company's consolidated financial statements for the three years ended December 31, 1996, 1995 and 1994, expressed as a percentage of total revenues:

                                        1996         1995         1994
                                       -----        -----        -----
Total revenues                         100.0%       100.0%       100.0%
Cost of sales and direct
   service expenses                     77.5         77.9         77.7
                                       -----        -----        -----
Gross profit                            22.5         22.1         22.3
Selling, general and
   administrative expenses              16.8         16.7         17.0
                                       -----        -----        -----
Operating income                         5.7          5.4          5.3
Investment income, net                    .2           .1           --
Interest expense                          .9          1.2          1.1
Income taxes                             1.9          1.6          1.6
Minority interests                        --           .5           .6
                                       -----        -----        -----
Net income                               3.1%         2.2%         2.0%
                                       =====        =====        =====

    The following narratives include the results of operations of wholesale distributors of air conditioning and heating equipment and related parts and supplies acquired during 1995 and 1996: Airite, Inc., acquired in February 1995; H.B. Adams , Inc., acquired in March 1995; Environmental Equipment & Supplies, Inc., acquired in May 1995; Central Air Conditioning Distributors, Inc., acquired in October 1995; Three States Supply Company, Inc., acquired in April 1996; Serviceman Supplies, Inc., acquired in October 1996 and Coastal Supply Company, Inc., acquired in December 1996. These acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. The Company operates principally in two industry segments: climate control and personnel services. The climate control segment includes the Company's distribution and manufacturing subsidiaries.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996
    WITH YEAR ENDED DECEMBER 31, 1995

    Revenues in 1996 increased $94.4 million, or 29%, over 1995. In the climate control segment, revenues increased $91.8 million, or 31%. Excluding the effect of acquisitions, revenues in the climate control segment increased $25.6 million, or 9%. Such increase was primarily due to increased sales of replacement air conditioners, increased homebuilding activity and higher sales due to the expansion of product lines for parts and supplies.

    Gross profit in 1996 increased $22.3 million, or 30%, over the prior year. Excluding the effect of acquisitions, gross profit increased $5.4 million, or 7%, primarily as a result of the increase in revenues described above. Gross profit margin increased to 22.5% in 1996 from 22.1% in 1995. Excluding the effect of acquisitions, gross profit margin decreased to 21.9% in 1996 from 22.1% in 1995. This decrease was primarily due to certain vendor price increases in late 1995, which the Company did not begin passing on to customers until late in the first quarter of 1996, and additional price increases in mid-1996, which were not fully passed on to customers in the second and third quarters.

    Selling, general and administrative expenses in 1996 increased $16.1 million, or 29%, over 1995 primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $4.4 million, or 8%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues increased to 16.8% in 1996 from 16.7% in 1995.

This increase was due to higher costs as a percent of revenues from acquisitions. Excluding the effect of acquisitions, selling, general and administrative expenses as a percent of revenues decreased to 16.6% in 1996 from 16.7% in 1995. This decrease was the result of a larger revenue base over which to spread fixed costs.

     Interest expense in 1996 decreased $565,000, or 13%, from 1995 due to lower average interest rates on borrowings. Excluding the effects of acquisitions, interest expense decreased $1.1 million, or 26%. This decrease was due to lower average interest rates on borrowings, interest management activities and repayment of long-term obligations having higher rates of interest.

    Minority interest expense in 1996 decreased $1.5 million compared to the same period in 1995. This decrease was due to the acquisition by the Company of the minority common equity interests in certain distribution subsidiaries in March 1996.

    The effective income tax rate increased to 38.2% in 1996 compared to 37.2% in the prior year. The increase was primarily the result of the proportionately larger share of taxable income generated in higher tax rate states in 1996 compared to 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995
    WITH YEAR ENDED DECEMBER 31, 1994

    Revenues in 1995 increased $47.3 million, or 17%, over 1994. The distribution operations' revenues increased $46.4 million, or 20%. Excluding the effect of acquisitions, revenues for the distribution operations' increased $18.8 million, or 8%. This increase in sales was mainly due to increased sales of replacement air conditioners in Florida and Texas. Revenues in the Company's manufacturing operations decreased $874,000, or 4%, primarily due to lower sales to OEMs caused by higher levels of inventory held by customers during the year. Revenues in the personnel services operations increased $1.8 million, or 6%, reflecting higher demand for temporary help services and greater customer acceptance of new product offerings such as professional staffing and technical temporaries.

    Gross profit in 1995 increased $10.1 million, or 16%, over the prior year. Excluding the effect of acquisitions, gross profit increased $3.7 million, or 6%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.3% in 1994 to 22.1% in 1995 with acquisitions having no impact on gross profit margin. These decreases were primarily due to the increased sale of lower margin products by the distribution operations and new product start-up costs in the manufacturing operations.

    Selling, general and administrative expenses in 1995 increased $7.1 million, or 15%, over 1994 primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.5 million, or 5%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.7% in 1995 from 17.0% in 1994, with 1995 acquisitions have no effect on such percentage. This decrease was the result of a larger revenue base over which to spread fixed costs.

    Interest expense in 1995 increased $1.1 million, or 34%, over 1994 due to higher interest rates and additional borrowings used to finance acquisitions and increased inventory levels required by sales growth and sticking requirements in new branch locations. Excluding the effects of acquisitions, interest expense increased $471,000, or 15%, primarily due to higher average monthly borrowings and higher interest rates.

    The effective income tax rate decreased to 37.2% in 1995 compared to 38.5% in the prior year. The decrease was primarily the result of the proportionately larger share of taxable income generated in lower tax rate states in 1995 compared to 1994.

LIQUIDITY AND CAPITAL RESOURCES

    In September 1996, the Company executed a bank-syndicated revolving credit agreement which provides for borrowings of up to $130 million, expiring on September 30, 2001. The unsecured agreement replaced the Company's previous revolving credit facilities and will be used to fund acquisitions and seasonal working capital needs and for other general corporate purposes. Borrowings under the revolving credit agreement, which totaled $48 million at December 31, 1996, bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .375% at December 31, 1996). The revolving credit agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios, and limits capital expenditures and dividends in addition to other restrictions.

    Working capital increased to $130.0 million in 1996 from $41.2 million in 1995. In March 1996, the Company completed a public offering of 2,355,000 shares (adjusted for a three-for-two stock split) of Common Stock that yielded net proceeds of $32.1 million. In April 1996, the Company used approximately $14.7 million of the net proceeds to fund the acquisition of Three States Supply Company, Inc. ("Three States"), a Memphis, Tennessee-based distributor of supplies used primarily in air conditioning and heating systems, and $2.5 million to repay a 12% subordinated note. In September 1996, the Company used approximately $14.9 million of the remaining offering proceeds to reduce borrowings under its revolving credit agreements.

    Cash and cash equivalents increased $1.3 million in 1996. Principal sources of cash were net proceeds from the issuance of common stock, borrowings under the revolving credit agreements and profitable operations. The principal uses of cash were to fund working capital needs, acquire Three States, repay long-term obligations and fund capital expenditures. Inventory purchases are substantially funded by borrowings under revolving credit agreements. The increase in inventory in 1996 was higher than 1995 primarily due to higher levels of inventory carried by the distribution operations to meet increased demand caused by growth and broaden product offerings to better serve customer needs.

    In January 1997, the Company completed the acquisition of the common stock of Coastline Distribution, Inc. and substantially all of the operating assets of four branch operations from Inter-City Products Corporation (USA) for a cash payment of approximately $22.4 million and is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed.

    In February 1997, the Company completed a public offering of 3,000,000 shares of Common Stock resulting in net proceeds of $85.5 million, a significant portion of which was used to repay outstanding borrowings under its revolving credit agreement. The Company anticipates using the remainder of the proceeds to fund its growth strategy and for general corporate purposes.

    In March 1997, the Company completed the purchase of substantially all of the operating assets and assumption of certain liabilities of Carrier Corporation's Comfort Products Distributing and Central Plains Distributing distribution operations. Comfort Products and Central Plains sell heating and air conditioning equipment from eight branches serving Missouri, Kansas, Nebraska, Iowa, North Dakota and South Dakota. Cash consideration paid by the Company totaled $26.4 million and is subject to adjustment upon the completion of an audit of the assets purchased.

    The Company has adequate availability of capital from operations and its revolving credit agreement to fund present operations and anticipated growth, including expansion in the Company's current and targeted market areas. The Company continually evaluates additional acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no agreement with respect to any potential significant acquisition. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its current financial position, earnings history and increase of its capital base from a recent public offering provide a solid base for expanding its existing capacity for debt capital at competitive rates and terms.

NEW ACCOUNTING STANDARDS

     During 1996, the Company adopted Statement of Financial Accounting Standards -("SFAS") No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial position or results of operations.

     During 1996, the Company adopted the SFAS No. 123, "Accounting for Stock-Based Compensation", which requires new disclosures and provides guidance for new accounting methods related to employee stock-based compensation plans. The Company continues to account for its stock-based compensation plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed under SFAS No. 123. The disclosures required by SFAS No. 123 are shown in Note 6 of the Company's 1996 consolidated financial statements.

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)      1996           1995           1994
                                        ---------      ---------      ---------
Revenues:
   Net sales                            $ 390,775      $ 298,939      $ 253,433
   Service fees and royalties              34,614         32,069         30,298
                                        ---------      ---------      ---------
Total revenues                            425,389        331,008        283,731
                                        ---------      ---------      ---------
Costs and expenses:
   Cost of sales                          303,076        233,089        197,397
   Direct service expenses                 26,714         24,621         23,122
   Selling, general and
     administrative expenses               71,353         55,288         48,169
                                        ---------      ---------      ---------
Total costs and expenses                  401,143        312,998        268,688
                                        ---------      ---------      ---------
Operating income                           24,246         18,010         15,043
                                        ---------      ---------      ---------
Other income (expense):
   Investment income, net                     628            281            140
   Interest expense                        (3,656)        (4,221)        (3,155)
                                        ---------      ---------      ---------
Total other income (expense)               (3,028)        (3,940)        (3,015)
                                        ---------      ---------      ---------
Income before income taxes
   and minority interests                  21,218         14,070         12,028
Income taxes                               (8,110)        (5,234)        (4,630)
Minority interests                           (116)        (1,586)        (1,636)
                                        ---------      ---------      ---------
Net income                              $  12,992      $   7,250      $   5,762
                                        =========      =========      =========
Earnings per share:
   Primary                              $     .93      $     .72      $     .59
   Fully diluted                              .91            .69            .58
                                        =========      =========      =========

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                           1996         1995
ASSETS                                                    --------     --------
Current Assets:
   Cash and cash equivalents                              $  5,020     $  3,751
   Marketable securities                                       334          267
   Accounts receivable, net                                 59,523       43,564
   Inventories                                              87,637       59,724
   Prepaid expenses and other current assets                 6,502        5,073
                                                          --------     --------
Total current assets                                       159,016      112,379
                                                          --------     --------
Property, plant and equipment, net                          16,174       11,286
Intangible assets, net                                      23,596       16,995
Other assets                                                 4,795        4,224
                                                          --------     --------
                                                          $203,581     $144,884
                                                          ========     ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current portion of long-term obligations               $    794     $  2,455
   Short-term promissory notes                                   -        4,250
   Borrowings of subsidiaries
     under revolving credit agreements                           -       40,185
   Accounts payable                                         17,343       17,229
   Accrued liabilities                                      10,884        7,091
                                                          --------     --------
Total current liabilities                                   29,021       71,210
                                                          --------     --------
Long-term Obligations:
   Borrowings under revolving credit agreement              48,000            -
   Bank and other debt                                       3,720        3,818
   Subordinated note                                             -        2,500
                                                          --------     --------
Total long-term obligations                                 51,720        6,318
Deferred income taxes                                          911          978
                                                          --------     --------
Preferred stock of subsidiary                                2,000        2,000
                                                          --------     --------
Minority interests                                               -       10,622
                                                          --------     --------
Commitments and contingencies (Notes 2, 9 and 10)

Shareholders' Equity:
   Common Stock, $.50 par value, 11,853,738 and
     7,202,304 shares issued and outstanding in 1996
     and 1995, respectively                                  5,927        3,601
   Class B Common Stock, $.50 par value, 2,178,100
     and 2,221,021 shares issued and outstanding in
     1996 and 1995, respectively                             1,089        1,111
   Paid-in capital                                          72,129       19,396
   Retained earnings                                        40,784       29,648
                                                          --------     --------
Total shareholders' equity                                 119,929       53,756
                                                          --------     --------
                                                          $203,581     $144,884
                                                          ========     ========

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.


                          WATSCO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                       COMMON STOCK         PAID-IN      RETAINED
(IN THOUSANDS, EXCEPT SHARE DATA)                   SHARES      AMOUNT      CAPITAL      EARNINGS
                                                  ----------    ------     --------      --------
BALANCE AT DECEMBER 31, 1993                       9,126,864    $4,563     $18,098       $19,093
Conversion of debentures                              42,495        21         171
Contribution to 401(k) plan                           19,020        10         127
Issuances from exercise of stock options              37,723        19         119
Common stock cash dividends,
   $.11 per share of Common Stock and
   $.11 per Class B share                                                                 (1,037)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                            (130)
Net income                                                                                 5,762
                                                   ---------     -----      ------        ------
BALANCE AT DECEMBER 31, 1994                       9,226,102     4,613      18,515        23,688
Conversion of debentures                              36,604        18         146
Contribution to 401(k) plan                           13,563         7         142
Issuances from exercise of stock options
   and warrant                                       147,056        74         593
Common stock cash dividends,
   $.13 per share of Common Stock and
   $.13 per Class B share                                                                 (1,160)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                            (130)
Net income                                                                                 7,250
                                                   ---------     -----      ------        ------
BALANCE AT DECEMBER 31, 1995                       9,423,325     4,712      19,396        29,648
Conversion of debentures                             336,249       168       1,339
Issuance from public offering                      2,355,000     1,177      30,935
Contribution to 401(k) plan                           11,373         6         282
Issuances from exercise of stock options
   and employee stock purchase plan                  425,850       213       2,908
Tax benefit from exercise of stock options                                   1,296
Issuances for acquisitions                         1,480,041       740      15,973
Common stock cash dividends,
   $.14 per share of Common Stock and
   $.14 per Class B share                                                                 (1,726)
Dividends on 6.5% Series A
   preferred stock of subsidiary                                                            (130)
Net income                                                                                12,992
                                                  ----------    ------     -------       -------
BALANCE AT DECEMBER 31, 1996                      14,031,838    $7,016     $72,129       $40,784
                                                  ==========    ======     =======       =======


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                   1996          1995        1994
                                                                -------      -------      -------
Cash flows from operating activities:
Net income                                                      $12,992      $ 7,250      $ 5,762
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                  4,170        2,994        2,345
   Provision for doubtful accounts                                1,541        1,197          597
   Net investment gains                                             (35)         (27)          (6)
   Deferred income tax benefit                                     (379)         (25)        (237)
   Noncash stock contribution to 40l(k) plan                        288          149          137
   Minority interests, net of dividends paid                        116          765          304
   Changes in operating assets and liabilities,
     net of effects of acquisitions in 1996 and 1995:
     Accounts receivable                                         (9,304)      (3,207)      (5,151)
     Inventories                                                (16,026)         644         (300)
     Accounts payable and accrued liabilities                      (644)       1,505         (797)
     Other, net                                                  (1,614)        (198)        (229)
                                                                -------      -------      -------
Net cash provided by (used in) operating activities              (8,895)      11,047        2,425
                                                                -------      -------      -------
Cash flows from investing activities:
Cash used in acquisitions, net of cash acquired                 (15,310)     (12,987)           -
Capital expenditures, net                                        (5,449)      (4,248)      (4,148)
Net proceeds from sales (purchases) of
   marketable securities                                             58        3,012       (2,258)
                                                                -------      -------      -------
Net cash used in investing activities                           (20,701)     (14,223)      (6,406)
                                                                -------      -------      -------
Cash flows from financing activities:
Repayments of long-term obligations                              (5,856)        (555)        (222)
Repayments of short-term promissory notes                        (4,471)           -            -
Net borrowings under revolving credit agreements                  7,815        6,361        5,883
Net proceeds from issuances of common stock                      35,233          667          138
Cash dividends                                                   (1,856)      (1,290)      (1,167)
                                                                -------      -------      -------
Net cash provided by financing activities                        30,865        5,183        4,632
                                                                -------      -------      -------
Net increase in cash and cash equivalents                         1,269        2,007          651
Cash and cash equivalents at beginning of year                    3,751        1,744        1,093
                                                                -------      -------      -------
Cash and cash equivalents at end of year                        $ 5,020      $ 3,751      $ 1,744
                                                                =======      =======      =======
Supplemental disclosures:
   Income taxes paid                                            $ 6,023      $ 4,999      $ 4,709
   Interest paid                                                  4,204        4,186        3,149
                                                                =======      =======      =======

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
    Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of residential central air conditioning and heating equipment and related parts and supplies in the United States. The Company has strong market positions in 14 sunbelt states, including leading positions in Florida, Texas and California, the three largest air conditioning markets in the country. The Company also manufactures electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to wholesale distributors and original equipment manufacturers. In addition, the Company operates Dunhill Staffing Systems, Inc., a nationwide provider of temporary staffing and permanent placement services.

Basis of Consolidation
    The consolidated financial statements include the accounts of Watsco, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition
    The Company recognizes revenue upon shipment of products for its manufacturing and distribution businesses and upon delivery of services for its personnel services business.

Inventories
    The Company's inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
    Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided on the straight-line method. Buildings and improvements are being depreciated over estimated useful lives ranging from 5-40 years. Estimated useful lives for other depreciable assets range from 3-10 years.

Intangible Assets
    Intangible assets, net of accumulated amortization of $2,644,000 and $2,040,000 at December 31, 1996 and 1995, respectively, consists of goodwill arising from the excess of the cost of acquired businesses over the fair value of their net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based on expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $604,000, $401,000 and $364,000 in 1996, 1995 and 1994, respectively.

Income Taxes
    Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities.

Cash and Cash Equivalents
    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities
    Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The adoption of this statement did not have a material effect on the Company's consolidated operating results or financial position in 1994. At December 31, 1996 and 1995, marketable securities consists primarily of tax exempt municipal bonds and equity securities and have been classified as "available for sale" securities by the Company. At December 31, 1996 and 1995, the difference between the cost of such securities and the fair market value of such securities is not material.

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

Long-Lived Assets
     During 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial position or results of operations.

Stock-Based Compensation
     As described in Note 6, the Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion No. 25 for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation".

Earnings Per Share
    Primary earnings per share is computed by dividing net income, less subsidiary preferred stock dividends, by the total of the weighted average number of shares outstanding and common stock equivalents. Fully diluted earnings per share additionally assumes, if dilutive, conversion of the convertible subordinated debentures which matured in September 1996, with earnings being increased for interest expense, net of income taxes, that would not have been incurred had conversion taken place at the beginning of the year and any added dilution from common stock equivalents.

    Shares used to calculate earnings per share (restated in 1995 and 1994 to reflect three-for-two stock splits effected on June 14, 1996 and May 15, 1995, see Note 8) are as follows:


YEARS ENDED DECEMBER 31,                           1996              1995             1994
                                                ----------        ---------         ---------
Weighted average shares outstanding             12,861,456        9,295,945         9,160,912
Dilutive stock options and warrants                898,316          577,428           328,280
                                                ----------        ---------         ---------
Shares for primary earnings per share           13,759,772        9,873,373         9,489,192
Assumed conversion of debentures                   233,485          360,783           401,342
Additional dilution of stock options
   and warrants                                    198,423          221,749            78,858
                                                ----------       ----------         ---------
Shares for fully diluted earnings per share     14,191,680       10,455,905         9,969,392
                                                ==========       ==========         =========


2.   INVENTORIES

   Inventories consists of (in thousands):

DECEMBER 31,                                    1996             1995
                                              -------           -------
Raw materials                                 $ 4,208           $ 3,637
Work-in-process                                 1,502             1,359
Finished goods                                 81,927            54,728
                                              -------           -------
                                              $87,637           $59,724
                                              =======           =======

    Rheem Manufacturing Company ("Rheem") is a major supplier to the Company under long-term distribution agreements. Net purchases under these agreements were $153,814,000, $130,752,000 and $113,117,000, or 48%, 55% and 57% of the
Company's aggregate purchases in 1996, 1995 and 1994, respectively. Included in accounts payable in the consolidated balance sheets are amounts owed to Rheem totaling $3,317,000 and $7,224,000 at December 31, 1996 and 1995, respectively. At December 31, 1996, the Company had non-cancelable purchase commitments to Rheem of approximately $17,727,000.

3.   PROPERTY, PLANT AND EQUIPMENT, NET

   Property, plant and equipment, net, consists of (in thousands):

DECEMBER 31,                                    1996             1995
                                             --------           -------
Land and buildings                           $  5,852           $ 4,097
Machinery and equipment                        14,669            10,947
Furniture and fixtures                         10,681             7,547
                                             --------           -------
                                               31,202            22,591
Less: accumulated depreciation
   and amortization                           (15,028)          (11,305)
                                             --------           -------
                                             $ 16,174           $11,286
                                             ========           =======

4.   LONG-TERM OBLIGATIONS

Revolving Credit Agreements
    Prior to September 25, 1996, the Company maintained separate revolving credit agreements with banks for four of its distribution subsidiaries. Borrowings under the subsidiaries' revolving credit agreements bore interest at primarily LIBOR-based rates for a fixed duration plus a spread ranging between
 .75% and .90% and were secured by substantially all of the subsidiaries' assets. Additional terms under these agreements restricted the transfer of their net assets and limited the payment of dividends to their shareholders.

    On September 25, 1996, the Company executed a new revolving credit agreement with a syndicate of banks which provides for borrowings of up to $130,000,000, expiring in 2001. The subsidiaries' previous revolving credit agreements were terminated and all outstanding borrowings were repaid. Borrowings under the new revolving credit agreement are unsecured and bear interest at primarily LIBOR-based rates for a fixed duration plus a spread that is dependent upon the Company's financial performance (LIBOR plus .375% at December 31, 1996). The agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios, and limits capital expenditures and dividends in addition to other restrictions.

    At December 31, 1996 and 1995, the weighted average interest rate for the borrowings under revolving credit agreements was 6.2% and 6.7%, respectively. During the years ended December 31, 1996, 1995 and 1994, the weighted average rates were 6.4%, 7.3% and 6.7%, respectively.

Bank and Other Debt
    Bank and other debt (net of current portion) consists of (in thousands):

DECEMBER 31,                                    1996              1995
                                               ------            ------
Mortgage note                                  $  729            $  888
Variable-rate term note of subsidiary               -               900
Promissory notes of subsidiary                  1,913               727
Other                                           1,078             1,303
                                               ------            ------
                                               $3,720            $3,818
                                               ======            ======

    The mortgage note is payable in monthly installments of approximately $13,000 plus interest at a fixed rate of 8.25% and matures in 2002. The mortgage note is secured by land and buildings with a net carrying value of $1,044,000 at December 31, 1996.

    The promissory notes of subsidiary bear interest at 6.5% to 8.0%, payable semi-annually or annually, and mature at varying dates through 2001.

Convertible Subordinated Debentures
    The Company had convertible subordinated debentures outstanding at December 31, 1995 that bore interest at 10% per year and were convertible into the Company's Class B Common Stock at $4.49 per share. At December 31, 1995, debentures in the aggregate principal amount of $1,507,000 (included in current portion of long-term obligations in the accompanying consolidated balance sheet) were outstanding, of which $1,414,500 were owned by directors and an affiliate. In September 1996, the Company redeemed all outstanding debentures. During 1996, 1995 and 1994, convertible subordinated debentures of $1,507,000, $164,000 and $192,000, respectively, were converted into common stock.

    Annual maturities of long-term obligations for the years subsequent to December 31, 1996 are as follows: $794,000 in 1997; $689,000 in 1998; $616,000 in 1999; $1,104,000 in 2000; $48,506,000 in 2001 and $805,000 thereafter.

5.  INCOME TAXES

    The income tax provision consists of (in thousands):

YEARS ENDED DECEMBER 31,               1996            1995              1994
                                      ------          ------            ------
Federal                               $6,982          $4,612            $3,991
State                                  1,128             622               639
                                      ------          ------            ------
                                      $8,110          $5,234            $4,630
                                      ======          ======            ======

Current                               $8,489          $5,259            $4,867
Deferred                                (379)            (25)             (237)
                                      ------          ------            ------
                                      $8,110          $5,234            $4,630
                                      ======          ======            ======
    A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

YEARS ENDED DECEMBER 31,               1996            1995              1994
                                      ------          ------            ------
Federal statutory rate                 35.0%           34.0%             34.0%
State income taxes,
   net of federal benefit               3.5             2.9               3.5
Other, net                              (.3)             .3               1.0
                                      ------          ------            ------
                                      38.2%           37.2%              38.5%
                                      ======          ======            ======

    The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in thousands):

DECEMBER 31,                                           1996              1995
                                                      ------            ------
Deferred tax assets:
Included in other current assets -
Accounts receivable reserves                          $  715            $1,052
Capitalized inventory costs
   and inventory reserves                              2,640             2,023
Other                                                    154               155
                                                      ------            ------
                                                       3,509             3,230
                                                      ------            ------
Included in other noncurrent assets -
Net operating loss carryforwards of subsidiary           721               789
Other                                                    297               225
                                                      ------            ------
                                                       1,018             1,014
                                                      ------            ------

Deferred tax liabilities:
Included in accrued liabilities -
Inventory                                                (99)             (128)
                                                      ------            ------
Included in noncurrent liabilities -
Depreciation and amortization                           (468)             (614)
Other                                                   (443)             (364)
                                                      ------            ------
                                                        (911)             (978)
                                                      ------            ------
   Total net deferred tax assets                      $3,517            $3,138
                                                      ======            ======

    A subsidiary of the Company has available net operating loss carryforwards
(NOLs) of approximately $2.1 million which are available to offset future taxable income in equal annual amounts of approximately $232,000 through 2005. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent taxable income and expectations for the future, that taxable income of the subsidiary will be sufficient to fully utilize the available NOLs.

6. STOCK OPTION AND BENEFIT PLANS

Stock Option Plans
     At December 31, 1996, the Company has two stock option plans for its directors, officers and key employees. Under the 1991 Stock Option Plan (the "1991 Plan"), options for an aggregate of 2,808,750 shares of Common Stock and Class B Common Stock may be granted. Options as to 1,570,596 shares of Common Stock and 732,581 shares of Class B Common Stock have been granted through December 31, 1996. The terms of the 1991 Plan require the option price per share be equivalent to the fair market value of the underlying common stock on the date of grant. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Option Committee of the Board of Directors. The 1983 Executive Stock Option Plan (the "1983 Plan") expired in February 1993; therefore, no additional options may be granted. Options as to 56,392 shares of Common Stock and 6,960 shares of Class B Common Stock are outstanding under the 1983 Plan at December 31, 1996. Options under the 1983 Plan are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. Under either plan, the Option Committee may waive the vesting period and permit options to be exercised immediately.

    Under the stock option plans, there were 505,573 shares of common stock reserved for future grants as of December 31, 1996. Transactions are summarized as follows:


                                                                 STOCK              WEIGHTED
                                                               OPTIONS               AVERAGE
                                                           OUTSTANDING        EXERCISE PRICE
                                                          -------------       --------------
December 31, 1995                                             1,583,994               $ 5.88
Granted                                                         293,500                18.78
Exercised                                                      (366,894)                5.61
Canceled                                                        (12,069)               11.07
                                                          -------------       --------------
December 31, 1996                                             1,498,531               $ 7.60
                                                          =============       ==============
Shares exercisable at end of year                             1,071,605               $ 6.02
                                                          -------------       --------------

                                                          STOCK OPTIONS         PRICE RANGE
                                                          -------------       --------------
Shares exercised during the year ended December 31, 1995         46,106         $3.33 - 7.33
                                                          -------------       --------------
Shares exercised during the year ended December 31, 1994         69,639         $2.80 - 5.67
                                                          -------------       --------------

    Exercise prices for options outstanding at December 31, 1996 ranged from $3.33 to $28.13. The following sets forth certain information with respect to those stock options at December 31, 1996:

                                                              WEIGHTED             WEIGHTED
                                                STOCK          AVERAGE              AVERAGE
                                              OPTIONS         EXERCISE            REMAINING
RANGE OF EXERCISE PRICES                  OUTSTANDING            PRICE     CONTRACTUAL LIFE
                                          -----------         --------     ----------------
Under $5.00                                    53,222         $   3.70                  4.5
$5.00 - $7.49                               1,112,809             5.93                  6.3
$7.50 - $11.25                                216,000            10.68                  9.0
Over $11.25                                   116,500            19.60                  9.5
                                          -----------         --------     ----------------
                                            1,498,531          $  7.60                  6.9
                                          ===========         ========     ================

    The following sets forth certain information with respect to those stock options exercisable at December 31, 1996:

                                                                 STOCK             WEIGHTED
                                                               OPTIONS              AVERAGE
RANGE OF EXERCISE PRICES                                   EXERCISABLE       EXERCISE PRICE
                                                          ------------      ---------------
Under $5.00                                                     49,360              $  3.68
$5.00 - $7.49                                                  956,620                 5.81
$7.50 - $11.25                                                  65,625                10.79
OVER $11.25                                                          -                    -
                                                          ------------      ---------------
                                                             1,071,605              $  6.02
                                                          ============      ===============


Employee Stock Purchase Plan
    Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 200,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 1996, employees purchased 89,367 shares of Common Stock at an average price of $17.46 per share. At December 31, 1996, 110,633 shares remained available for purchase under the plan.

    The Company accounts for its stock option plans and employee stock purchase plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation cost has been recognized in the consolidated statements of income. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, the Company's pro forma net earnings and earnings per share would be as follows (in thousands, except per share data):

YEARS ENDED DECEMBER 31,                                 1996             1995
                                                       -------           ------
Net earnings                                           $12,504           $7,207
Primary earnings per share                                $.91             $.72
Fully diluted earnings per share                          $.89             $.69

    The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

    The weighted-average fair value at date of grant for stock options granted during 1996 and 1995 was $5.72 and $3.39, respectively, and was estimated using the Black-Sholes option valuation model with the following weighted-average assumptions:

YEARS ENDED DECEMBER 31,                                 1996             1995
                                                       -------           ------
Expected life in years                                    6.0              7.0
Interest rate                                             6.3%             6.3%
Volatility                                               30.0%            25.0%
Dividend yield                                            .70%            1.30%

     The weighted-average fair value of shares purchased under the employee stock purchase plan was determined using the per share quoted market value of the Common Stock used in determining the purchase price to plan participants, excluding any discount.

     The Black-Sholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The Company's stock-based compensation arrangements have characteristics significantly different from those of traded options, and changes in the subjective input assumptions used in valuation models can materially affect the fair value estimate. As a result, the existing models may not necessarily provide a reliable single measure of the fair value of its stock-based compensation.

401(k) Plan
    The Company has a profit sharing retirement plan for its employees which is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 1996, 1995 and 1994, the aggregate contribution to the plan was $295,000, $265,000 and $268,000, respectively.

Other Plans
     Watsco has implemented a reverse split-dollar insurance program for two of its officers which provides the Company with limited interests in the policies including death benefits aggregating approximately $5 million plus any prepaid and unearned premiums. Under the insurance program, the officers retain all incidents of ownership in excess of the Company's limited interests. For the years ended December 31, 1996, 1995 and 1994, the Company recorded expense of $58,000, $53,000 and $49,000, respectively, related to this program.

     The Company also has a Key Executive Non-Qualified Deferred Compensation Plan. At December 31, 1996, there were two individuals participating in this plan. The Company recorded no expense related to this plan for the year ended December 31, 1996. For the years ended December 31, 1995 and 1994, the Company recorded expense of $65,000 and $158,000, respectively, related to this plan.

7.  ACQUISITIONS

1996 Acquisitions
     In March 1996, the Company and Rheem completed a transaction pursuant to a Stock Exchange Agreement and Plan of Reorganization (the "Exchange Agreement") whereby the Company acquired Rheem's minority ownership interests in Gemaire Distributors, Inc. ("Gemaire"), Comfort Supply, Inc. ("Comfort Supply") and Heating & Cooling Supply, Inc. ("Heating & Cooling") in exchange for 1,446,542 unregistered shares of the Company's Common Stock having an estimated fair value of $16,100,000. Following this transaction, Gemaire, Comfort Supply and Heating & Cooling became wholly-owned subsidiaries of the Company.

     Also during 1996, the Company completed three other acquisitions of wholesale distributors of air conditioners and/or related parts and supplies for aggregate consideration of $17,090,000. The acquisitions were made either in the form of the purchase of all of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration for these acquisitions consisted of cash payments aggregating $14,886,000, the issuance of 33,499 shares of Common Stock, and the issuance of a long-term promissory note of $1,551,000. Cash payments were funded from existing cash or from borrowings under revolving credit agreements. The long-term promissory note bears interest at 6.5%, payable annually, and matures in 2001 (see Note 4).

1995 Acquisitions

    During 1995, the Company completed four acquisitions for aggregate consideration of $18,116,000. The acquisitions were made either in the form of the purchase of all of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration for these acquisitions consisted of cash payments aggregating $13,008,000, the issuance of short-term promissory notes of $4,250,000 and the issuance of long-term promissory notes of $858,000. Cash payments were funded from existing cash or from borrowings under revolving credit agreements. The short-term promissory notes bore interest at 7% and matured during 1996. The long-term promissory notes bear interest at 8% and mature at varying dates through 2000 (see Note 4).

    All acquisitions have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the respective consolidated statements of income beginning on their dates of acquisition. The excess of the aggregate purchase price over the net assets acquired of $6,845,000 in 1996 and $4,232,000 in 1995 is being amortized on a straight-line basis over 40 years. In connection with these acquisitions, the Company assumed liabilities of $6,806,000 in 1996 and $4,891,000 in 1995, respectively.

8.  SHAREHOLDERS' EQUITY

    The authorized capital stock of the Company is 40,000,000 shares of Common Stock and 4,000,000 shares of Class B Common Stock. Common Stock and Class B Common Stock share equally in the earnings of the Company and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes; (ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock and (iv) Class B Common Stock is convertible at any time into Common Stock on a one for one basis at the option of the shareholder.

    In March 1996, the Company completed the sale of 2,355,000 shares of Common Stock resulting in net proceeds of approximately $32,100,000.

    On May 20, 1996 and April 18, 1995, the Company's Board of Directors authorized a three-for-two stock split for both classes of the Company's common stock effected in the form of a 50% stock dividend payable on June 14, 1996 to shareholders of record as of May 31, 1996 and on May 15, 1995 to shareholders of record as of April 28, 1995, respectively. Shareholders' equity has been restated to give retroactive effect to the stock splits for all periods presented by reclassifying from retained earnings or paid-in capital to the common stock accounts the par value of the additional shares arising from the splits. In addition, all references in the consolidated financial statements and notes thereto to number of shares, per share amounts, stock option data and market prices of both classes of the Company's common stock have been restated.

9.  FINANCIAL INSTRUMENTS

Recorded Financial Instruments
    The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, short-term promissory notes, the current portion of long-term obligations, the convertible subordinated debentures, borrowings under revolving credit agreements, debt instruments included in other long-term obligations and the preferred stock of a subsidiary. At December 31, 1996 and 1995, the fair values of financial instruments other than those described below approximated their carrying values due to the short term nature of these instruments and based on available quoted market prices. The estimated fair value of the other recorded financial instruments and their related carrying amounts are as follows (in thousands):



YEARS ENDED DECEMBER 31,                              1996                       1995
                                              --------------------      ---------------------
                                              CARRYING      FAIR        CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT        VALUE
                                              --------     -------      --------      -------
Borrowings under revolving credit
   agreements                                 $48,000      $48,000       $40,185      $40,185
Convertible subordinated debentures                 -            -         1,505        3,908
Debt instruments included in long-term
   obligations                                  3,266        3,266         5,643        6,125
Preferred stock of subsidiary                   2,000            *         2,000            *
                                              ========     =======      ========      =======

----------
* Not determinable

    The fair values of borrowings under revolving credit agreements and debt instruments included in long-term obligations are based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities. The fair value of the convertible subordinated debentures in 1995 is based on the year end market price of the underlying shares of the Company's Class B Common Stock. The fair value of the preferred stock of subsidiary is not determinable as the security has no quoted market price and, because the security contains certain unique terms, conditions, covenants and restrictions, there are no identical securities that have quoted market prices.

Off-Balance Sheet Financial Instruments
    At December 31, 1995, the Company had an interest rate swap agreement related to borrowings of $10 million to manage the net exposure to interest rate changes related to a portion of its borrowings under revolving credit agreements. The interest rate swap agreement, which was terminated by the Company during 1996, effectively converted a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The impact of interest rate management activities on the Company's financial position or results of operations for 1996 and 1995 was not material.

    At December 31, 1996, the Company is contingently liable under standby letters of credit aggregating $2,240,000 that were used as collateral for promissory notes issued in connection with certain acquisitions made during 1996 (see Note 7). The Company does not expect any material losses to result from the issuance of the standby letters of credit because performance is not expected to be required; accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk
    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1996 and 1995, the allowance for doubtful accounts was $3,096,000 and $3,101,000, respectively. Although the Company believes its allowance is sufficient, the amount the Company ultimately realizes could differ materially in the near-term from the amount reported above.

10. COMMITMENTS AND CONTINGENCIES

    At December 31, 1996, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals as follows: $6,329,000 in 1997; $5,165,000 in 1998; $4,128,000 in 1999; $2,930,000 in 2000; $1,906,000 in 2001 and $3,620,000
thereafter. Rental expense for the years ended December 31, 1996, 1995 and 1994 was $6,216,000, $4,861,000 and $4,026,000, respectively.

    The Company is from time to time involved in routine litigation. Based on the advice of legal counsel, the Company believes that such actions presently pending will not have a material adverse impact on the Company's consolidated financial position or results of operations.

11. INDUSTRY SEGMENT INFORMATION

    The Company operates principally in two industry segments. At December 31, 1996, operations in the Climate Control segment are conducted through five primary distribution subsidiaries -- Gemaire, Heating & Cooling, Comfort Supply, Central Air Conditioning Distributors, Inc. and Three States Supply Company, Inc. -- which distribute residential central air conditioning and heating equipment and related parts and supplies to both the homebuilding and replacement markets. This segment's operations also include the Watsco Components, Inc., Cam-Stat, Inc. and Rho Sigma, Inc. subsidiaries which manufacture and sell air conditioning, heating and refrigeration components and accessories to original equipment manufacturers and the service and repair markets. Operations in the Personnel Services segment are through Dunhill Staffing Systems, Inc., which provides temporary staffing and permanent placement services throughout the United States and Canada. There are no sales between industry segments. Operating income is total revenues less operating expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each segment. Corporate assets consist primarily of cash and cash equivalents, real property and deferred income tax assets. Export sales totaled approximately $13,339,000, $8,944,000 and $6,606,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

                                                      CLIMATE       PERSONNEL
(IN THOUSANDS)                                        CONTROL        SERVICES      OTHER     CONSOLIDATED
                                                     ---------      ---------      -----     ------------
YEAR ENDED DECEMBER 31, 1996
Revenues                                             $ 390,775      $  34,614                $    425,389
                                                     =========      =========                ============
Operating income                                     $  26,604      $   1,565                $     28,169
                                                     =========      =========
Interest expense                                                                                   (3,656)
Unallocated corporate expenses                                                                     (3,923)
Investment income, net                                                                                628
                                                                                             ------------
Income before income taxes and minority interests                                            $     21,218
                                                                                             ============
Identifiable assets                                   $189,019      $   9,943                $    198,962
                                                     =========      =========
Corporate assets                                                                                    4,619
                                                                                             ------------
Total assets                                                                                 $    203,581
                                                                                             ============
Depreciation and amortization                        $   3,324      $     278      $ 568     $      4,170
                                                     =========      =========      =====     ============
Capital expenditures, net                            $   4,649      $     300      $ 500     $      5,449
                                                     =========      =========      =====     ============
YEAR ENDED DECEMBER 31, 1995
Revenues                                             $ 298,939      $  32,069                $    331,008
                                                     =========      =========                ============
Operating income                                     $  18,401      $   1,370                $     19,771
                                                     =========      =========
Interest expense                                                                                   (4,221)
Unallocated corporate expenses                                                                     (1,761)
Investment income, net                                                                                281
                                                                                             ------------
Income before income taxes and minority interests                                            $     14,070
                                                                                             ============
Identifiable assets                                  $ 133,001      $   9,025                $    142,026
                                                     =========      =========
Corporate assets                                                                                    2,858
                                                                                             ------------
Total assets                                                                                 $    144,884
                                                                                             ============
Depreciation and amortization                        $   2,446      $     210      $ 338     $      2,994
                                                     =========      =========      =====     ============
Capital expenditures, net                            $   3,493      $     395      $ 360     $      4,248
                                                     =========      =========      =====     ============
YEAR ENDED DECEMBER 31, 1994
Revenues                                             $ 253,433      $  30,298                $    283,731
                                                     =========      =========                ============
Operating income                                     $  16,401      $   1,216                $     17,617
                                                     =========      =========
Interest expense                                                                                   (3,155)
Unallocated corporate expenses                                                                     (2,574)
Investment income, net                                                                                140
                                                                                             ------------
Income before income taxes and minority interests                                            $     12,028
                                                                                             ============
Identifiable assets                                  $ 106,415      $   7,952                $    114,367
                                                     =========      =========
Corporate assets                                                                                    5,297
                                                                                             ------------
Total assets                                                                                 $    119,664
                                                                                             ============
Depreciation and amortization                        $   1,851      $     270      $ 224     $      2,345
                                                     =========      =========      =====     ============
Capital expenditures, net                            $   3,455      $     316      $ 377     $      4,148
                                                     =========      =========      =====     ============

12. SUBSEQUENT EVENTS

    In January 1997, the Company completed the acquisition of the common stock of Coastline Distribution, Inc. ("Coastline") and purchase of substantially all of the operating assets of four branch operations from Inter-City Products Corporation (USA). Coastline and the branches operate as wholesale distributors of residential air conditioning and heating products in Florida, Georgia, southern Alabama, North Carolina, South Carolina, southern California, northern Virginia and Maryland. Cash consideration paid by the Company totaled $22,354,000 and is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed.

    In February 1997, the Company completed the sale of 3,000,000 shares of Common Stock resulting in net proceeds of $85.5 million. The Company used a significant portion of the proceeds to reduce borrowings under its revolving credit agreement. The Company anticipates using the remainder of the proceeds for general corporate purposes, including acquisitions. Following the sale of Common Stock, the unaudited pro forma shareholders' equity of the Company as if the transaction had occurred on December 31, 1996 in comparison to the historical amount reported is as follows (in thousands):

YEAR ENDED DECEMBER 31 1996,                PRO FORMA        HISTORICAL
                                            ---------        ----------
Common Stock, $.50 par value,
   14,853,738 shares issued and
   outstanding, pro forma (11,853,738
   shares, historical)                      $   7,427        $   5,927
Common Stock, $.50 par value,
   2,178,100 shares issued and
   outstanding (pro forma and
   historical)                                  1,089            1,089
Paid-in-capital                               156,129           72,129
Retained earnings                              40,784           40,784
                                            ---------        ---------
                                            $ 205,429        $ 119,929
                                            =========        =========

    In March 1997, the Company completed the purchase of substantially all of the operating assets and assumption of certain liabilities of Carrier Corporation's Comfort Products Distributing and Central Plains Distributing distribution operations. Comfort Products and Central Plains sell heating and air conditioning products from eight branches serving markets in Missouri, Kansas, Nebraska, Iowa, North Dakota and South Dakota. Cash consideration paid by the Company totaled $26,448,000 and is subject to adjustment upon the completion of an audit of the assets purchased.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Watsco, Inc.:

    We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Miami, Florida,
   March 24, 1997.

                          WATSCO, INC. AND SUBSIDIARIES
                            QUARTERLY FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)          1ST          2ND           3RD          4TH
(UNAUDITED)                                  QUARTER      QUARTER       QUARTER      QUARTER        TOTAL
                                             --------     --------      --------     --------     --------
YEAR ENDED DECEMBER 31, 1996:
   Revenues                                   $77,789     $118,497      $125,338     $103,765     $425,389
   Gross profit                                17,635       26,219        28,328       23,417       95,599
   Net income                                   1,306        4,256         5,002        2,428       12,992
                                             ========     ========      ========     ========     ========
   Earnings per share (1)(2):
     Primary                                     $.11         $.29          $.34         $.16         $.93
     Fully diluted                                .11          .29           .34          .16          .91
                                             ========     ========      ========     ========     ========
YEAR ENDED DECEMBER 31, 1995:
   Revenues                                   $60,321      $91,062       $98,807      $80,818     $331,008
   Gross profit                                14,735       20,144        21,668       16,751       73,298
   Net income                                     901        2,301         2,831        1,217        7,250
                                             ========     ========      ========     ========     ========
   Earnings per share (1)(2):
     Primary                                     $.09         $.23          $.28         $.12         $.72
     Fully diluted                                .09          .22           .27          .11          .69
                                             ========     ========      ========     ========     ========
YEAR ENDED DECEMBER 31, 1994:
   Revenues                                   $55,252      $75,827       $82,805      $69,847     $283,731
   Gross profit                                13,218       16,717        18,731       14,546       63,212
   Net income                                     690        1,926         2,307          839        5,762
                                             ========     ========      ========     ========     ========
   Earnings per share (1)(2):
     Primary                                     $.07         $.20          $.24         $.09         $.59
     Fully diluted                                .07          .19           .23          .09          .58
                                             ========     ========      ========     ========     ========

----------
(1) EARNINGS PER SHARE INFORMATION HAS BEEN RESTATED TO GIVE EFFECT TO THREE-FOR-TWO STOCK SPLITS EFFECTED ON JUNE 14, 1996 AND MAY 15, 1995.

(2) QUARTERLY EARNINGS PER SHARE ARE CALCULATED ON AN INDIVIDUAL BASIS AND, BECAUSE OF ROUNDING AND CHANGES IN THE WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE YEAR, IN SUMMATION OF EACH QUARTER MAY NOT EQUAL THE AMOUNT CALCULATED FOR THE YEAR AS A WHOLE.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 1996, 1995 and 1994. At March 24, 1997, excluding shareholders with stock in street name, the Company had approximately 600 Common Stock shareholders of record and 400 Class B shareholders of record.

                                           COMMON             CLASS B           CASH DIVIDENDS
                                       HIGH       LOW      HIGH       LOW      COMMON  CLASS B
                                      -----------------   -----------------    ---------------
YEAR ENDED DECEMBER 31, 1996:
   Fourth quarter                     $29-1/8   $18-3/8   $29-1/2   $18-7/8    $.035     $.035
   Third quarter                       22-1/4    16-1/8    21-7/8    15-3/4     .035      .035
   Second quarter                      21        17-1/8    20-1/4    17-7/8     .033      .033
   First quarter                       17-3/8    11-1/4    16-7/8    11         .033      .033
                                      =======   =======   =======   =======    =====     =====
YEAR ENDED DECEMBER 31, 1995:
   Fourth quarter                     $11-7/8   $10-7/8   $11-5/8   $10-5/8    $.033     $.033
   Third quarter                       11-5/8     8-7/8    11-1/8     9         .033      .033
   Second quarter                       9-1/8     7-7/8     9         7-3/4     .033      .033
   First quarter                        8         7         7-3/4     7         .029      .029
                                      =======   =======   =======   =======    =====     =====
YEAR ENDED DECEMBER 31, 1994:
   Fourth quarter                     $ 7-3/8   $ 6-7/8  $  7-3/8   $ 6-7/8    $.029     $.029
   Third quarter                        7-1/2     6-3/4     7-3/8     7         .029      .029
   Second quarter                       7-1/2     6-3/8     7-1/2     6-1/2     .029      .029
   First quarter                        6-5/8     5-3/4     6-3/4     6         .027      .027
                                      =======   =======   =======   =======    =====     =====