Form 10-K405, Exhibit 13
period 1997-12-31
WATSCO INC
filed 1998-03-31
CIK 105016

EXHIBIT 13

                          WATSCO, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)            1997         1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenue                                        $635,218      $365,356     $276,188     $229,835     $181,765
Income from continuing operations                18,308        11,019        5,627        3,695        3,981
============================================================================================================

SHARE DATA (1)
Diluted earnings per share
   from continuing operations                     $1.02         $0.77        $0.54        $0.37        $0.42
Cash dividends declared per share:
   Common Stock                                   $0.14         $0.14        $0.13        $0.11        $0.11
   Class B Common Stock                            0.14          0.14         0.13         0.11         0.11

Common stock outstanding                         17,430        14,032        9,423        9,226        9,127
============================================================================================================

BALANCE SHEET INFORMATION
Total assets                                   $426,040      $197,197     $141,183     $115,991    $ 106,186
Long-term obligations                           137,241        50,355        5,419        5,749        6,814
Shareholders' equity                            225,598       119,929       53,756       46,816       41,754
============================================================================================================

(1) SHARE DATA INCLUDES THE EFFECTS OF THREE-FOR-TWO SPLITS EFFECTED ON JUNE 14, 1996 AND MAY 15, 1995.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States. The Company operates in 22 states, with leading positions in Florida, Texas and California, the three largest markets in the country.

   The following table presents the Company's consolidated financial results from continuing operations for the three years ended December 31, 1997, 1996 and 1995, expressed as a percentage of total revenue:

                                  1997               1996             1995
---------------------------------------------------------------------------
Total revenue                     100.0%            100.0%            100.0%
Cost of sales                      77.5              78.3              78.7
---------------------------------------------------------------------------
Gross profit                       22.5              21.7              21.3
Selling, general and
   administrative expenses         17.3              15.9              15.7
---------------------------------------------------------------------------
Operating income                    5.2               5.8               5.6
Investment income, net              0.2               0.1               0.1
Interest expense                   (0.7)             (1.0)             (1.5)
Income taxes                       (1.8)             (1.9)             (1.6)
Minority interests                   -                -                (0.6)
---------------------------------------------------------------------------
Income from continuing operations   2.9%              3.0%              2.0%
===========================================================================

   The following narratives include the results of operations of wholesale distributors of air conditioning and heating equipment and related parts and supplies acquired during 1997, 1996 and 1995. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition.

COMPARISON OF YEAR ENDED DECEMBER 31, 1997
   WITH YEAR ENDED DECEMBER 31, 1996

   Revenue in 1997 increased $269.9 million, or 74%, over 1996. Excluding the effect of acquisitions, revenue increased $24.3 million, or 7%. Such increase was primarily due to additional sales generated from market share gains and increased sales generated by expanded product lines of parts and supplies.

   Gross profit in 1997 increased $63.5 million, or 80%, over the prior year primarily as a result of the aforementioned revenue increases. Excluding the effect of acquisitions, gross profit increased $7.8 million, or 10%. Gross profit margin increased to 22.5% in 1997 from 21.7% in 1996. Excluding the effect of acquisitions, gross profit margin increased to 22.4% in 1997 from 21.7% in 1996. Such increase was primarily due to improved pricing disciplines and the contribution from new national vendor programs.

   Selling, general and administrative expenses in 1997 increased $51.5 million, or 88%, over 1996. Excluding the effect of acquisitions, selling, general and administrative expenses increased $ 6.9 million, or 12%, primarily due to increased revenue and the higher costs related to new branches and the expansion of existing branches. Selling, general and administrative expenses as a percent of revenue increased to 17.3% in 1997 from 15.9% in 1996, primarily due to the higher cost structures of acquired companies and start-up costs related to the opening of new distribution branches. Excluding the effect of acquisitions, selling, general and administrative expenses as a percent of revenue increased to 16.8% in 1997 from 15.9% in 1996, primarily due to existing branch expansions and the comparatively higher cost structure of new distribution branches.

   Interest expense in 1997 increased $1.2 million, or 34%, from 1996 primarily due to higher average borrowings. Excluding the effects of acquisitions, interest expense decreased $3.0 million, or 86%, primarily due to a reduction in average outstanding borrowings following the sale of the Company's Common Stock in February 1997.

   Minority interest expense in 1997 decreased $.1 million compared to the same period in 1996. This decrease was due to the Company's acquisition of the minority interests in three of its distribution subsidiaries in March 1996. Following the acquisition, all of the Company's subsidiaries were wholly-owned.

   The effective income tax rate increased to 38.5% in 1997 compared to 38.2% in the prior year. The increase was primarily due to a lower benefit derived from tax exempt investments in 1997 as compared to 1996.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996
   WITH YEAR ENDED DECEMBER 31, 1995

   Revenue in 1996 increased $89.2 million, or 32%, over 1995. Excluding the effect of acquisitions, revenue increased $23.0 million, or 8%. Such increase was primarily due to increased sales of replacement air conditioners and higher sales due to the expansion of product lines for parts and supplies.

   Gross profit in 1996 increased $20.5 million, or 35%, over the prior year. Excluding the effect of acquisitions, gross profit increased $3.6 million, or 6%, primarily as a result of the increase in revenue described above. Gross profit margin increased to 21.7% in 1996 from 21.3% in 1995. Excluding the effect of acquisitions, gross profit margin decreased to 20.9% in 1996 from 21.3% in 1995. This decrease was primarily due to certain vendor price increases in late 1995, which the Company did not begin passing on to customers until late in the first quarter of 1996, and additional price increases in mid-1996, which were not fully passed on to customers in the second and third quarters.

   Selling, general and administrative expenses in 1996 increased $14.9 million, or 34%, over 1995, primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $3.2 million, or 7%, also primarily due to revenue increases. Selling, general and administrative expenses as a percent of revenue increased to 15.9% in 1996 from 15.7% in 1995. This increase was due to higher costs as a percent of revenue from acquisitions. Excluding the effect of acquisitions, selling, general and administrative expenses as a percent of revenue decreased to 15.6% in 1996 from 15.7% in 1995.

   Interest expense in 1996 decreased $.6 million, or 15%, from 1995, primarily due to lower average interest rates on borrowings. Excluding the effects of acquisitions, interest expense decreased $1.3 million, or 31%. This decrease was primarily due to lower average interest rates on borrowings, interest management activities and repayment of long-term obligations having higher rates of interest.

   Minority interest expense in 1996 decreased $1.5 million compared to the same period in 1995. This decrease was due to the Company's acquisition of the minority interests in three of its distribution subsidiaries in March 1996. Following the acquisition, all of the Company's subsidiaries were wholly-owned.

   The effective income tax rate increased to 38.2% in 1996 compared to 37.2% in the prior year. The increase was primarily the result of the proportionately larger share of taxable income generated in higher tax rate states in 1996 compared to 1995.

DISCONTINUED OPERATIONS

   In November 1997, the Company's Board of Directors approved a plan to divest of its manufacturing operation, Watsco Components, Inc., and its temporary staffing business, Dunhill Staffing Systems, Inc. Income from these discontinued operations, net of income taxes, decreased $1.9 million or 98%, in 1997 as compared to 1996, primarily due to lower shipments in the manufacturing operation. Income from discontinued operations, net of income taxes increased $350,000 or 22%, in 1996 as compared to 1995, primarily due to a 9% increase in revenue.

LIQUIDITY AND CAPITAL RESOURCES

   The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $260 million, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement, which totaled $134.7 million at December 31, 1997, bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .375% at December 31, 1997). The agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions.

   At December 31, 1997, the Company had various interest rate swap agreements with an aggregate notional amount of $100 million to manage its net exposure to interest rate changes related to a portion of the borrowings under the revolving credit agreement. The interest rate swap agreements effectively convert a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment-grade ratings. See Note 10 in the Notes to Consolidated Financial Statements for futher information.

   Working capital increased to $257.8 million at December 31, 1997 from $137.9 million at December 31, 1996. This increase was funded primarily by the receipt of net proceeds of approximately $85.2 million from the sale of 3,000,000 shares of the Company's Common Stock in February 1997 and borrowings under the Company's revolving credit agreement.

   Cash and cash equivalents increased $5.0 million in 1997. Principal sources of cash were net proceeds from the issuance of common stock, borrowings under the revolving credit agreement and profitable operations. The principal uses of cash were to fund working capital needs, including the addition of inventory to expand the product offerings of both existing and newly acquired locations, finance acquisitions and capital expenditures and repay bank and other debt.

   The Company has adequate availability of capital from operations and its revolving credit agreement to fund present operations and anticipated growth, including expansion in its current and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no binding agreement with respect to any acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

NEW ACCOUNTING STANDARDS

   The Company does not expect the future adoption of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," to have a material effect upon the financial position and results of operations in subsequent periods.

YEAR 2000

   The Company continues to assess its exposure related to the impact of the Year 2000 date issue. The Year 2000 date issue arises from the fact that many computer programs use only two digits to identify a year in a date field. The Company's key financial and operational systems have been reviewed and, where required, detailed plans have been developed to permit the Company's computer systems to continue to function properly. Management does not expect implementation costs will have a material adverse impact on the Company's financial position, results of operations or cash flows. However, the Company could be adversely impacted by the Year 2000 date issue if suppliers, customers and other businesses do not address this issue successfully. Management continues to assess these risks in order to reduce the impact on the Company.

SAFE HARBOR STATEMENT

   This annual report contains statements which, to the extent they are not historical fact, constitute "forward looking statements" under the securities laws. All forward looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward looking statements. The forward looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws.

   For additional information identifying some other important factors which may affect the Company's operations and markets and could cause actual results to vary materially from those anticipated in the forward looking statements, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion included in the Business section of the Company's Form 10-K under the heading "Other Information".

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1997               1996             1995
-------------------------------------------------------------------------------------------------
Revenue                                               $635,218          $365,356         $276,188
Cost of sales                                          492,252           285,939          217,306
-------------------------------------------------------------------------------------------------
Gross profit                                           142,966            79,417           58,882
Selling, general and administrative expenses           109,932            58,396           43,489
-------------------------------------------------------------------------------------------------
Operating income                                        33,034            21,021           15,393
-------------------------------------------------------------------------------------------------
Other income (expense):
   Investment income, net                                1,432               517              216
   Interest expense                                     (4,698)           (3,513)          (4,124)
-------------------------------------------------------------------------------------------------
Total other income (expense)                            (3,266)           (2,996)          (3,908)
-------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and minority interests                  29,768            18,025           11,485
Income taxes                                           (11,460)           (6,890)          (4,272)
Minority interests                                           -              (116)          (1,586)
-------------------------------------------------------------------------------------------------
Income from continuing operations                       18,308            11,019            5,627
Income from discontinued operations, net
   of income taxes                                          49             1,973            1,623
-------------------------------------------------------------------------------------------------
Net income                                             $18,357           $12,992           $7,250
=================================================================================================


Basic earnings per share:
Income from continuing operations                        $1.09             $0.85            $0.61
Income from discontinued operations                          -              0.15             0.17
-------------------------------------------------------------------------------------------------
Net income                                               $1.09             $1.00            $0.78
=================================================================================================


Diluted earnings per share:
Income from continuing operations                        $1.02             $0.77            $0.54
Income from discontinued operations                          -              0.14             0.15
-------------------------------------------------------------------------------------------------
Net income                                               $1.02             $0.91            $0.69
=================================================================================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                 1997             1996
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                  $    7,880         $   2,882
   Accounts receivable, net                                                      101,727            51,024
   Inventories                                                                   173,319            80,309
   Other current assets                                                            9,263             5,013
   Net assets of discontinued operations                                          25,892            22,512
----------------------------------------------------------------------------------------------------------
Total current assets                                                             318,081           161,740
----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                21,870             8,767
Intangible assets, net                                                            77,388            22,174
Other assets                                                                       8,701             4,516
----------------------------------------------------------------------------------------------------------
                                                                              $  426,040         $ 197,197
==========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations                                   $      958         $     592
   Accounts payable                                                               43,802            15,374
   Accrued liabilities                                                            15,562             7,914
----------------------------------------------------------------------------------------------------------
Total current liabilities                                                         60,322            23,880
----------------------------------------------------------------------------------------------------------
Long-term obligations:
   Borrowings under revolving credit agreement                                   134,700            48,000
   Bank and other debt                                                             2,541             2,355
----------------------------------------------------------------------------------------------------------
Total long-term obligations                                                      137,241            50,355
----------------------------------------------------------------------------------------------------------
Deferred income taxes and credits                                                  2,879             1,033
----------------------------------------------------------------------------------------------------------
Preferred stock of subsidiary                                                          -             2,000
----------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 10 and 11)

Shareholders' equity:
   Common Stock, $.50 par value, 15,262,827 and 11,853,738 shares
     issued and outstanding in 1997 and 1996, respectively                         7,631             5,927
   Class B Common Stock, $.50 par value, 2,166,454 and 2,178,100 shares
     issued and outstanding in 1997 and 1996, respectively                         1,083             1,089
   Paid-in capital                                                               163,996            72,129
   Unearned compensation related to outstanding restricted stock                  (3,836)                -
   Retained earnings                                                              56,724            40,784
----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       225,598           119,929
----------------------------------------------------------------------------------------------------------
                                                                              $  426,040         $ 197,197
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                            OF THESE BALANCE SHEETS.

                          WATSCO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                     OUTSTANDING
                                                 COMMON STOCK          PAID-IN        RESTRICTED  RETAINED
(IN THOUSANDS, EXCEPT SHARE DATA)               SHARES     AMOUNT      CAPITAL          STOCK     EARNINGS
----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                  9,226,102    $4,613     $ 18,515                     $23,688
Conversion of debentures                         36,604        18          146
Contribution to 401(k) plan                      13,563         7          142
Issuances from exercise of stock options
   and warrant                                  147,056        74          502
Tax benefit from exercise of stock options                                  91
Common stock dividends,
   $.13 per share                                                                                   (1,160)
Dividends on 6.5% preferred stock
   of subsidiary                                                                                      (130)
Net income                                                                                           7,250
----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  9,423,325     4,712       19,396                      29,648
Conversion of debentures                        336,249       168        1,339
Issuance from public offering                 2,355,000     1,177       30,935
Contribution to 401(k) plan                      11,373         6          282
Issuances from exercise of stock options
   and employee stock purchase plan             425,850       213        2,908
Tax benefit from exercise of stock options                               1,296
Issuances for acquisitions                    1,480,041       740       15,973
Common stock dividends,
   $.14 per share                                                                                   (1,726)
Dividends on 6.5% preferred stock
   of subsidiary                                                                                      (130)
Net income                                                                                          12,992
----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                 14,031,838     7,016       72,129                      40,784
Issuance from public offering                 3,000,000     1,500       83,665
Contribution to 401(k) plan                      16,979         8          433
Issuances from exercise of stock options
    and employee stock purchase plan            145,477        73        1,738
Tax benefit from exercise of stock options                                 713
Issuances for acquisitions                       74,987        37        1,390
Issuances of restricted shares of
    Common stock                                160,000        80        3,928         (4,008)
Amortization of unearned compensation                                                     172
Common stock dividends,
    $.14 per share                                                                                  (2,292)
Dividends on 6.5% preferred stock
    of subsidiary                                                                                     (125)
Net income                                                                                          18,357
----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                17,429,281     $8,714     $163,996        $(3,836)     $56,724
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                   1997              1996             1995
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income from continuing operations                             $  18,308         $ 11,019          $  5,627
Adjustments to reconcile income from
   continuing operations to net cash
   provided by (used in) operating activities
   of continuing operations:
   Depreciation and amortization                                  4,799            2,544             1,675
   Provision for doubtful accounts                                1,329            1,432             1,145
   Net investment gains                                          (1,294)             (35)              (27)
   Deferred income tax benefit (provision)                         (740)            (371)              118
   Noncash stock contribution to 40l(k) plan                        441              288               149
   Minority interests, net of dividends paid                          -              116               765
   Changes in operating assets and liabilities,
     net of effects of acquisitions:
     Accounts receivable                                         (9,523)          (8,471)           (3,508)
     Inventories                                                (30,402)         (15,323)              142
     Accounts payable and accrued liabilities                     1,820           (2,520)            1,286
     Other, net                                                  (2,813)            (669)             (500)
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities
     of continuing operations                                   (18,075)         (11,990)            6,872
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Business acquisitions, net of cash acquired                    (119,450)         (14,886)          (12,987)
Capital expenditures, net                                        (6,644)            (964)           (1,933)
Net proceeds from sales of marketable securities                  2,135               58             3,012
Other investment                                                 (2,750)               -                 -
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities
     of continuing operations                                  (126,709)         (15,792)          (11,908)
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net borrowings under revolving credit agreements                 86,700            7,815             6,361
Repayments of bank and other debt                               (13,733)          (5,686)             (364)
Repayments of short-term promissory notes                             -           (4,471)                -
Net proceeds from issuances of common stock                      86,976           35,233               667
Payments to redeem preferred stock of subsidiaries               (4,413)               -                 -
Common stock dividends                                           (2,292)          (1,726)           (1,160)
Subsidiary preferred stock dividends                               (125)            (130)             (130)
----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities
     of continuing operations                                   153,113           31,035             5,374
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations           (3,331)          (1,767)              588
Net increase in cash and cash equivalents                         4,998            1,486               926
Cash and cash equivalents at beginning of year                    2,882            1,396               470
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $   7,880         $  2,882          $  1,396
==========================================================================================================
Supplemental disclosures:
   Income taxes paid                                          $  12,325         $  6,023           $ 4,999
   Interest paid                                                  4,787            4,204             4,186
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

1.   SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
   Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of air conditioning and heating equipment and related parts and supplies in the United States. The Company operates in 22 states, with leading positions in Florida, Texas and California, the three largest markets in the country.

Basis of Consolidation
   The consolidated financial statements include the accounts of Watsco and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition
   The Company recognizes revenue upon shipment of products.

Cash and Cash Equivalents
   The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
   The Company's inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
   Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided on the straight-line method. Buildings and improvements are being depreciated over estimated useful lives ranging from 2-40 years. Estimated useful lives for other depreciable assets range from 3-12 years.

Intangible Assets
   Intangible assets, net of accumulated amortization of $3,463 and $2,216 at December 31, 1997 and 1996, respectively, consists of goodwill arising from the excess of the cost of acquired businesses over the fair value of their net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based on expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $1,247, $564 and $366 in 1997, 1996 and 1995, respectively.

Long-Lived Assets
   During 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial position or results of operations in 1996.

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

Stock-Based Compensation
   As described in Note 7, the Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion No. 25 for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation".

Earnings Per Share
   In February 1997, SFAS No. 128, "Earnings Per Share" was issued. SFAS No. 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is computed by dividing net income, less subsidiary preferred stock dividends, by the total of the weighted average number of shares outstanding. Subsidiary preferred stock dividends were $125, $130 and $130, for 1997, 1996 and 1995, respectively. Diluted earnings per share additionally assumes, if dilutive, conversion of the Company's convertible subordinated debentures which matured in September 1996, and any added dilution from common stock equivalents. Interest expense attributable to assumed conversion of convertible debentures was $70 and $108 in 1996 and 1995, respectively. SFAS No. 128 became effective beginning with the fourth quarter of 1997 and requires restatement of all prior periods presented. Accordingly, all earnings per share data presented have been restated to conform with SFAS No. 128.

   Shares used to calculate earnings per share (restated in 1995 to reflect a three-for-two stock split effected on June 14, 1996, see Note 9) are as follows:

YEARS ENDED DECEMBER 31,                           1997              1996             1995
---------------------------------------------------------------------------------------------
Weighted average shares outstanding             16,798,695       12,861,456         9,295,945
Dilutive stock options and warrants              1,054,765        1,096,739           799,177
Assumed conversion of debentures                         -          233,485           360,783
---------------------------------------------------------------------------------------------
Shares for diluted earnings per share           17,853,460       14,191,680        10,455,905
=============================================================================================

New Accounting Pronouncements
   In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major customers. The statements are required to be adopted in 1998. The Company believes that the adoption of these statements will not be material to the Company's consolidated financial position or results of operations.

Reclassifications
   Certain prior year amounts have been reclassified to conform to the current year's presentation.

2.   INVENTORIES

   Inventories primarily consist of air conditioning and heating equipment and related parts and supplies. Purchases from one of the Company's suppliers comprised 32% of all purchases in 1997, while purchases from the Company's top three suppliers comprised 50% of all purchases in 1997.

3.    DISCONTINUED OPERATIONS

   In November 1997, the Company's Board of Directors approved a plan to dispose of its manufacturing operation, Watsco Components, Inc. ("Components"), and its temporary staffing business, Dunhill Staffing Systems, Inc. ("Dunhill"). Accordingly, the results of Components and Dunhill have been accounted for as discontinued operations and the accompanying consolidated financial statements presented herein have been restated to report separately the net assets, net cash flows and operating results of these discontinued operations.


   Unaudited summarized results for the discontinued operations are as follows:

YEARS ENDED DECEMBER 31,             1997              1996             1995
-------------------------------------------------------------------------------
Revenue                              $67,231          $60,033           $54,820
-------------------------------------------------------------------------------
Income before income taxes           $    80          $ 3,193           $ 2,585
Income taxes                             (31)          (1,220)             (962)
--------------------------------------------------------------------------------
Net income                           $    49          $ 1,973           $ 1,623
===============================================================================

   Income before income taxes includes allocated interest expense of $429 and $140 in 1997 and 1996, respectively. Interest expense was allocated to discontinued operations based on a ratio of net assets of discontinued operations to the total Company's consolidated net assets.

   Net assets for the discontinued operations are presented below:

DECEMBER 31,                                               1997         1996
-------------------------------------------------------------------------------
Accounts receivable, net                                  $ 8,952       $ 8,499
Inventories                                                 8,761         7,328
Other current assets                                        2,411         3,438
Property, plant and equipment, net                          7,197         7,407
Other assets                                                3,667         1,680
Current liabilities                                        (4,491)       (5,042)
Bank and other debt                                          (605)         (798)
-------------------------------------------------------------------------------
  Net assets of discontinued operations                   $25,892       $22,512
===============================================================================

4.   PROPERTY, PLANT AND EQUIPMENT, NET

   Property, plant and equipment, net, consists of :

DECEMBER 31,                                    1997             1996
-----------------------------------------------------------------------
Land, buildings and improvements              $10,569           $ 3,134
Machinery and equipment                        13,615             5,734
Furniture and fixtures                         11,905             5,308
-----------------------------------------------------------------------
                                               36,089            14,176
Less: accumulated depreciation
   and amortization                           (14,219)           (5,409)
-----------------------------------------------------------------------
                                              $21,870            $8,767
=======================================================================

5.   LONG-TERM OBLIGATIONS

Revolving Credit Agreements
    In August 1997, the Company amended and restated its existing revolving credit agreement with a syndicate of banks to provide for borrowings of up to $260 million, expiring on August 8, 2002. Borrowings under the revolving credit agreement are unsecured and bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus
 .375% at December 31, 1997). The agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios, and limits capital expenditures and dividends in addition to other restrictions. At December 31, 1997 and 1996, the weighted average interest rates for the borrowings under the revolving credit agreements were 6.9% and 6.2%, respectively.

Bank and Other Debt
   Bank and other debt (net of current portion) of $2,541 and $2,355 at December 31, 1997 and 1996, respectively, primarily consists of promissory notes issued for acquisitions. Interest rates on bank and other debt range from 6.5% to 8.0% and mature at varying dates through 2002.

   Annual maturities of long-term obligations for the years subsequent to December 31, 1997 are as follows: $958 in 1998; $757 in 1999; $455 in 2000; $347 in 2001 and $982 in 2002.

6.   INCOME TAXES

   The income tax provision consists of :

YEARS ENDED DECEMBER 31,               1997             1996             1995
--------------------------------------------------------------------------------
Federal                              $ 9,697            $5,864            $3,733
State                                  1,763             1,026               539
--------------------------------------------------------------------------------
                                     $11,460            $6,890            $4,272
================================================================================
Current                              $12,200            $7,261            $4,154
Deferred                                (740)             (371)              118
--------------------------------------------------------------------------------
                                     $11,460            $6,890            $4,272
================================================================================

   A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

YEARS ENDED DECEMBER 31,               1997              1996            1995
-------------------------------------------------------------------------------
Federal statutory rate                 35.0%             35.0%             34.0%
State income taxes,
   net of federal benefit               3.8               3.5               2.9
Other, net                              (.3)              (.3)               .3
-------------------------------------------------------------------------------
                                       38.5%             38.2%             37.2%
===============================================================================

   The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

DECEMBER 31,                                              1997            1996
--------------------------------------------------------------------------------
Deferred tax assets:
Included in other current assets -
Accounts receivable reserves                           $ 1,238         $  618
Capitalized inventory costs
   and inventory reserves                                4,334          2,213
Other                                                      203            121
--------------------------------------------------------------------------------
                                                         5,775          2,952
--------------------------------------------------------------------------------
Included in other noncurrent assets -
Net operating loss carryforwards of subsidiary             569            721
Other                                                      231            276
--------------------------------------------------------------------------------
                                                           800            997
--------------------------------------------------------------------------------
Deferred tax liabilities:
Included in noncurrent liabilities -
Depreciation and amortization                             (461)           (86)
Deductible goodwill                                       (555)          (141)
Other                                                   (1,336)          (239)
--------------------------------------------------------------------------------
                                                        (2,352)          (466)
--------------------------------------------------------------------------------
   Total net deferred tax assets                       $ 4,223         $3,483
================================================================================

   A subsidiary of the Company has available net operating loss carryforwards
(NOLs) of approximately $1,857 which are available to offset future taxable income in equal annual amounts of approximately $232 through 2005. SFAS No. 109, "Accounting for Income Taxes", requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent taxable income and expectations for the future, that taxable income of the subsidiary will be sufficient to fully utilize the available NOLs.

7.   STOCK OPTION AND BENEFIT PLANS

Stock Option Plans
   At December 31, 1997, the Company has two stock option plans. Under the 1991 Stock Option Plan (the "1991 Plan"), options for an aggregate of 3,500,000 shares of Common Stock and Class B Common Stock may be granted. Options as to 1,923,396 shares of Common Stock and 932,581 shares of Class B Common Stock have been granted through December 31, 1997. The terms of the 1991 Plan require the option price per share be equivalent to the fair market value of the underlying common stock on the date of grant. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Option Committee of the Board of Directors. The 1983 Executive Stock Option Plan (the "1983 Plan") expired in February 1993; therefore, no additional options may be granted. Options as to 52,773 shares of Common Stock and 4,598 shares of Class B Common Stock are outstanding under the 1983 Plan at December 31, 1997. Options under the 1983 Plan are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. Under either plan, the Option Committee may waive the vesting period and permit options to be exercised immediately.

   Under the stock option plans, there were 644,023 shares of common stock reserved for future grants as of December 31, 1997. A summary of option transactions is shown below:

                                         1997                          1996                    1995
                                   --------------------------------------------------------------------------
                                                WEIGHTED-                  WEIGHTED-                 WEIGHTED-
                                                 AVERAGE                    AVERAGE                   AVERAGE
                                                EXERCISE                   EXERCISE                  EXERCISE
                                     OPTIONS      PRICE         OPTIONS      PRICE        OPTIONS      PRICE
-------------------------------------------------------------------------------------------------------------
Outstanding on January 1,           1,498,531    $ 7.60        1,583,994    $ 5.88       1,599,429     $5.73
Granted                               571,500     24.67          293,500     18.78          61,500      8.76
Exercised                             (95,387)     8.14         (366,894)     5.61         (46,106)     4.39
Forfeited                              (5,141)    14.69          (12,069)    11.07         (30,829)     5.99
-------------------------------------------------------------------------------------------------------------
At December 31,                     1,969,503    $18.20        1,498,531    $ 7.60       1,583,994     $5.88
=============================================================================================================
Options exercisable at end of year  1,214,739    $10.09        1,071,605    $ 6.02         805,353     $5.65
=============================================================================================================

The following sets forth certain information with respect to those stock options at December 31, 1997:


                                                            OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                        ------------------------------------------------------    -------------------------------
                                                              WEIGHTED-           WEIGHTED-                             WEIGHTED-
                                             NUMBER           AVERAGE              AVERAGE              NUMBER           AVERAGE
                                         OUTSTANDING AT       EXERCISE            REMAINING         OUTSTANDING AT      EXERCISE
RANGE OF EXERCISE PRICES                DECEMBER 31, 1997      PRICE          CONTRACTUAL LIFE    DECEMBER 31, 1997       PRICE
-----------------------------------------------------------------------------------------------------------------------------------
$3.49 - $4.99                                  47,244           $ 3.71             3.7 years        47,244             $ 3.71
$5.00 - $9.99                               1,053,020             6.02             5.4 years       960,440               5.90
$10.00 - $19.99                               230,239            13.30             8.2 years       126,489              11.90
$20.00 - $30.38                               639,000            24.30             9.3 years        80,566              22.38
-----------------------------------------------------------------------------------------------------------------------------------
                                            1,969,503           $18.20             7.5 years     1,214,739             $10.09
===================================================================================================================================

Employee Stock Purchase Plan
   Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 400,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 1997 and 1996, employees purchased 53,258 and 89,367 shares of Common Stock at an average price of $21.47 and $17.46 per share, respectively. At December 31, 1997, 257,375 shares remained available for purchase under the plan.

   The Company accounts for its stock option plans and employee stock purchase plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation cost has been recognized in the consolidated statements of income. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, the Company's pro forma net earnings and earnings per share would be as follows:

YEARS ENDED DECEMBER 31,                               1997              1996
------------------------------------------------------------------------------
Net income                          As reported        $18,357         $12,992
                                    Pro forma           17,369          12,564

Basic earnings per share            As reported          $1.09           $1.00
                                    Pro forma            $1.03           $0.97

Diluted earnings per share          As reported          $1.02           $0.91
                                    Pro forma            $0.98           $0.89

   The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

   The weighted-average fair value at date of grant for stock options granted during 1997 and 1996 was $11.50 and $5.72, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

YEARS ENDED DECEMBER 31,                               1997                1996
-------------------------------------------------------------------------------
Expected life in years                                   6.0               6.0
Risk-free interest rate                                  5.5%              6.3%
Expected volatility                                     42.0%             30.0%
Dividend yield                                            .5%               .7%

   The weighted-average fair value of shares purchased under the employee stock purchase plan was determined using the per share quoted market value of the Common Stock used in determining the purchase price to plan participants, excluding any discount.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The Company's stock-based compensation arrangements have characteristics significantly different from those of traded options, and changes in the subjective input assumptions used in valuation models can materially affect the fair value estimate. As a result, the existing models may not necessarily provide a reliable single measure of the fair value of its stock-based compensation.

Restricted Stock
   During 1997, certain employees were granted an aggregate of 160,000 shares of the Company's Common Stock, subject to certain significant restrictions. The restrictions lapse upon attainment of retirement age or under other circumstances. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the consolidated balance sheet and is being amortized to earnings over the period from date of issuance to the respective retirement age of each employee. Total amortization expense related to the restricted shares amounted to $172 for the year ended December 31, 1997.

401(k) Plan
   The Company has a profit sharing retirement plan for its employees which is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 1997, 1996 and 1995, the aggregate contribution to the plan was $457, $295 and $265 respectively.

8.   ACQUISITIONS

   The Company has completed various acqusitions of wholesale distributors of residential air conditioning, heating and refrigeration products. All acquisitions have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated statements of income beginning on their respective dates of acquisition.

   In January 1997, the Company completed the acquisition of the common stock of Coastline Distribution, Inc. and the purchase of substantially all of the operating assets of four additional operations from Inter-City Products Corporation (USA) for cash consideration of approximately $21.7 million.

   In March 1997, the Company completed the purchase of substantially all of the operating assets and assumption of certain liabilities of two distribution operations from Carrier Corporation, Comfort Products Distributing and Central Plains Distributing, for cash consideration of approximately $26.3 million.

   In September 1997, the Company completed the purchase of all the issued and outstanding capital stock of Baker Distributing Company for cash consideration (net of cash acquired) of approximately $59.1 million, which is subject to adjustment upon the completion of an audit.

   During 1997, the Company completed nine other acquisitions for aggregate consideration of approximately $13.8 million. The acquisitions were made either in the form of the purchase of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration consisted of cash payments of approximately $12.4 million and the issuance 74,987 shares of Common Stock having a fair value of $1.4 million.

   The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1996 is as follows:

YEARS ENDED DECEMBER 31,                               1997                1996
-------------------------------------------------------------------------------
Revenue                                             $805,505          $755,170
Income from continuing operations                   $ 20,888          $ 15,162
Diluted earnings per share from
  continuing operations                             $   1.16          $   0.87

   The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired on January 1, 1996 for the years presented or of future results of operations.

   In March 1996, the Company and Rheem Manufacturing Company ("Rheem") completed a transaction pursuant to a Stock Exchange Agreement and Plan of Reorganization whereby the Company acquired Rheem's minority ownership interests in three of the Company's distribution subsidiaries in exchange for 1,446,542 unregistered shares of the Company's Common Stock having an estimated fair value of $16.1 million. Following this transaction, these subsidiaries became wholly-owned by the Company.

   Also during 1996, the Company completed three other acquisitions of wholesale distrbutors of air conditioners and related parts and supplies for aggregate consideration of $17.1 million. The acquisitions were made either in the form of the purchase of all of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration for these acquisitions consisted of cash payments aggregating $14.9 million, the issuance of 33,499 shares of Common Stock having a fair value of $.7 million, and the issuance of a long-term promissory note of $1.5 million.

   Cash payments for the acquisitions were funded from existing cash or from borrowings under revolving credit agreements. The excess of the aggregate purchase price over the net assets acquired is being amortized on a straight-line basis over 40 years.

   The preliminary price allocations for business combinations for the years ended December 31 were as follows:

                                                   1997       1996        1995
-------------------------------------------------------------------------------
Accounts receivable, net                        $42,509    $ 7,882     $ 6,743
Inventories                                      62,608     11,887      11,109
Property, plant and equipment, net                9,959      2,908         632
Intangible assets                                56,457      6,643       4,225
Other assets                                      2,082        306         588
Minority interests                                    -     10,701           -
Accounts payable and accrued expenses           (36,641)    (5,503)     (3,296)
Long-term debt assumed                          (13,684)    (3,225)     (7,014)
Preferred stock                                  (2,413)         -           -
Fair value of common stock issued                (1,427)   (16,713)          -
-------------------------------------------------------------------------------
Cash used in acquisitions, net of
  cash acquired                                $119,450    $14,886     $12,987
================================================================================

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

   In February 1997, the Company completed the sale of 3,000,000 shares of Common Stock resulting in net proceeds of approximately $85.2 million.

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

10.  FINANCIAL INSTRUMENTS

Recorded Financial Instruments
   The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement, debt instruments included in other long-term obligations and the preferred stock of subsidiary.

   At December 31, 1997 and 1996, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short term nature of these instruments.

   The fair values of borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities. The fair value of the preferred stock of subsidiary is not determinable as the security has no quoted market price and, because the security contains certain unique terms, conditions, covenants and restrictions, there are no identical securities that have quoted market prices.

Off-Balance Sheet Financial Instruments

   The Company uses interest rate swaps to alter the interest rate risk profile related to outstanding borrowings under its revovling credit agreement, thereby altering the Company's exposure to changes in interest rates. The Company does not hold or issue such financial instruments for trading purposes. Under the swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.

   At December 31, 1997, the Company had interest rate swap agreements with an aggregate notional amount of $100 million effectively converting a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings at rates ranging from 6.3% to 6.5%. At December 31, 1997, the Company's interest rate swap portfolio had a negative fair value of $1.6 million.

   At December 31, 1997, the Company is contingently liable under standby letters of credit aggregating approximately $1.6 million that were primarily used as collateral for promissory notes issued in connection with certain acquisitions made during 1996. The Company does not expect any material losses to result from the issuance of the standby letters of credit because performance is not expected to be required. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk
   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1997 and 1996, the allowance for doubtful accounts for continuing operations was approximately $5.6 million and

$2.9 million, respectively. Although the Company believes its allowance is sufficient, the amount the Company ultimately realizes could differ materially in the near-term from the amount reported above.

11.  COMMITMENTS AND CONTINGENCIES

   At December 31, 1997, the Company is obligated under non-cancelable operating leases of real property and equipment used in its continuing operations for minimum annual rentals as follows: $16,457 in 1998; $13,122 in 1999; $10,391 in 2000; $7,839 in 2001; $5,704 in 2002 and $12,661 thereafter. Rental expense for continuing operations for the years ended December 31, 1997, 1996 and 1995 was $12,102, $6,216 and $4,861, respectively.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Watsco, Inc.:

   We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
   February 11, 1998.

                          WATSCO, INC. AND SUBSIDIARIES
                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                1ST         2ND           3RD          4TH
(IN THOUSANDS, EXCEPT PER SHARE DATA)         QUARTER     QUARTER       QUARTER      QUARTER        TOTAL
----------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997:
   Revenue                                    $96,271     $164,703      $189,462     $184,782     $635,218
   Gross profit                                22,057       35,810        41,575       43,524      142,966
   Income from continuing operations            2,061        5,988         6,845        3,414       18,308
   Income from discontinued operations, net
     of income taxes                              221          376           140         (688)          49
----------------------------------------------------------------------------------------------------------
    Net income                                $ 2,282     $  6,364      $  6,985     $  2,726     $ 18,357
==========================================================================================================
Diluted earnings per share from
  continuing operations(2)                      $0.12        $0.33         $0.37        $0.18        $1.02
==========================================================================================================
YEAR ENDED DECEMBER 31, 1996:
   Revenue                                    $65,200     $103,872      $108,469     $ 87,815     $365,356
   Gross profit                                14,205       22,255        23,666       19,291       79,417
   Income from continuing operations              987        3,740         4,322        1,970       11,019
   Income from discontinued operations, net
     of income taxes                              316          508           688          461        1,973
----------------------------------------------------------------------------------------------------------
    Net income                                $ 1,303     $  4,248      $  5,010     $  2,431     $ 12,992
==========================================================================================================
Diluted earnings per share from
  continuing operations(1)(2)                   $0.08        $0.25         $0.29        $0.13        $0.77
==========================================================================================================

(1) EARNINGS PER SHARE INFORMATION HAS BEEN RESTATED TO GIVE EFFECT TO THE THREE-FOR-TWO STOCK SPLIT EFFECTED ON JUNE 14, 1996.

(2) QUARTERLY EARNINGS PER SHARE ARE CALCULATED ON AN INDIVIDUAL BASIS AND, BECAUSE OF ROUNDING AND CHANGES IN THE WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE YEAR, IN SUMMATION OF EACH QUARTER MAY NOT EQUAL THE AMOUNT CALCULATED FOR THE YEAR AS A WHOLE.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 1997, 1996 and 1995. At March 25, 1998, excluding shareholders with stock in street name, the Company had approximately 600 Common Stock shareholders of record and 340 Class B shareholders of record.

                                            COMMON               CLASS B          CASH DIVIDENDS
                                       HIGH       LOW       HIGH        LOW     COMMON     CLASS B
==================================================================================================
YEAR ENDED DECEMBER 31, 1997:
   Fourth quarter                     $31-7/16   $22-1/2    $29-7/8    $24       $.035      $.035
   Third quarter                       31-3/8     24-1/2     31         24-1/2    .035       .035
   Second quarter                      29         22-11/16   28-1/4     23-1/2    .035       .035
   First quarter                       34-3/8     22-3/4     34         25        .035       .035
==================================================================================================
YEAR ENDED DECEMBER 31, 1996:
   Fourth quarter                     $29-1/8    $18-3/8    $29-1/2    $18-7/8   $.035      $.035
   Third quarter                       22-1/4     16-1/8     21-7/8     15-3/4    .035       .035
   Second quarter                      21         17-1/8     20-1/4     17-7/8    .033       .033
   First quarter                       17-3/8     11-1/4     16-7/8     11        .033       .033
==================================================================================================
YEAR ENDED DECEMBER 31, 1995:
   Fourth quarter                     $11-7/8    $10-7/8    $11-5/8    $10-5/8   $.033      $.033
   Third quarter                       11-5/8      8-7/8     11-1/8      9        .033       .033
   Second quarter                       9-1/8      7-7/8      9          7-3/4    .033       .033
   First quarter                        8          7          7-3/4      7        .029       .029
==================================================================================================