Form 10-K405, Exhibit 13
period 1998-12-31
WATSCO INC
filed 1999-03-31
CIK 105016

EXHIBIT 13

                          WATSCO, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)            1998         1997         1996         1995         1994
---------------------------------------------------------------------------------------------------------

OPERATIONS
Revenue                                      $1,008,844      $635,218     $365,356     $276,188     $229,835
Income from continuing operations                25,704        18,308       11,019        5,627        3,695
============================================================================================================

SHARE DATA (1)
Diluted earnings per share
   from continuing operations                     $0.90         $0.68        $0.52        $0.36        $0.25
Cash dividends declared per share:
   Common Stock                                   $0.10         $0.09        $0.09        $0.09        $0.07
   Class B Common Stock                            0.10          0.09         0.09         0.09         0.07

Common stock outstanding                         28,032        26,144       21,048       14,135       13,839
============================================================================================================

BALANCE SHEET INFORMATION
Total assets                                   $532,018      $426,040     $197,197     $141,183     $115,991
Long-term obligations                           172,301       137,241       50,355        5,419        5,749
Shareholders' equity                            274,568       225,598      119,929       53,756       46,816
============================================================================================================

(1) SHARE DATA INCLUDES THE EFFECTS OF THREE-FOR-TWO SPLITS EFFECTED ON AUGUST 14, 1998, JUNE 14, 1996 AND MAY 15, 1995.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

   Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States. The Company operates from 323 locations in 29 states.

   The following table presents the Company's consolidated financial results from continuing operations for the three years ended December 31, 1998, 1997 and 1996, expressed as a percentage of total revenue:

                                         1998          1997          1996
---------------------------------------------------------------------------
Total revenue                            100.0%       100.0%         100.0%
Cost of sales                             77.3         77.5           78.3
--------------------------------------------------------------------------
Gross profit                              22.7         22.5           21.7
Selling, general and
   administrative expenses                17.6         17.3           15.9
--------------------------------------------------------------------------
Operating income                           5.1          5.2            5.8
Investment income, net                      -           0.2            0.1
Interest expense                          (1.1)        (0.7)          (1.0)
Income taxes                              (1.5)        (1.8)          (1.9)
---------------------------------------------------------------------------
Income from continuing operations          2.5%         2.9%           3.0%
===========================================================================

     The following narratives include the results of operations of wholesale distributors of air conditioning and heating equipment and related parts and supplies acquired during 1998, 1997 and 1996. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. Data presented in the following narratives referring to "same store basis" excludes the effects of operations acquired or locations opened during the prior twelve months.

COMPARISON OF YEAR ENDED DECEMBER 31, 1998
   WITH YEAR ENDED DECEMBER 31, 1997

   Revenue in 1998 increased $373.6 million, or 59%, over 1997. On a same store basis, revenue increased $73.3 million, or 12%. Such increase was primarily due to additional sales generated from expanded product lines of HVAC equipment, parts, and supplies in existing locations, market share gains and favorable industry conditions.

   Gross profit in 1998 increased $86.4 million, or 60%, over 1997 primarily as a result of the aforementioned revenue increases. On a same store basis, gross profit increased $15.4 million, or 11%. Gross profit margin increased to 22.7% in 1998 from 22.5% in 1997. On a same store basis, gross profit margin decreased to 22.4% in 1998 from 22.5%.

   Selling, general and administrative expenses in 1998 increased $67.5 million, or 61%, over 1997. On a same store basis, selling, general and administrative expenses increased $10.1 million, or 9%, primarily due to the aforementioned revenue increases. Selling, general and administrative expenses as a percent of revenue increased to 17.6% in 1998 from 17.3% in 1997 primarily due to the higher cost structures of acquired companies and start-up costs related to the opening of new distribution locations. On a same store basis, selling, general and administrative expenses as a percent of revenue decreased to 16.9% in 1998 from 17.3% in 1997.

   Interest expense in 1998 increased $6.4 million, or 136%, from 1997 primarily due to higher average borrowings from completed business acquisitions.

   The effective tax rate decreased to 37.0% in 1998 compared to 38.5% in 1997. The decrease was primarily due to the implementation of certain tax planning strategies.

COMPARISON OF YEAR ENDED DECEMBER 31, 1997
   WITH YEAR ENDED DECEMBER 31, 1996

   Revenue in 1997 increased $269.9 million, or 74%, over 1996. On a same store basis, revenue increased $24.3 million, or 7%. Such increase was primarily due to additional sales generated from market share gains and increased sales generated by expanded product lines of parts and supplies.

   Gross profit in 1997 increased $63.5 million, or 80%, over 1996 primarily as a result of the aforementioned revenue increases. On a same store basis, gross profit increased $7.8 million, or 10%. Gross profit margin increased to 22.5% in 1997 from 21.7% in 1996. On a same store basis, gross profit margin increased to 22.4% in 1997 from 21.7% in 1996. Such increase was primarily due to improved pricing disciplines and the contribution from new national vendor programs.

   Selling, general and administrative expenses in 1997 increased $51.5 million, or 88%, over 1996. On a same store basis, selling, general and administrative expenses increased $6.9 million, or 12%, primarily due to increased revenue and the higher costs related to new branches and the expansion of existing branches. Selling, general and administrative expenses as a percent of revenue increased to 17.3% in 1997 from 15.9% in 1996, primarily due to the higher cost structures of acquired companies and start-up costs related to the opening of new distribution locations. On a same store basis, selling, general and administrative expenses as a percent of revenue increased to 16.8% in 1997 from 15.9% in 1996, primarily due to the expansion of existing locations and the comparatively higher cost structure of new distribution branches.

   Interest expense in 1997 increased $1.2 million, or 34%, from 1996 primarily due to higher average borrowings. On a same store basis, interest expense decreased $3.0 million, or 86%, primarily due to a reduction in average outstanding borrowings following the sale of the Company's Common Stock in February 1997.

   Minority interest expense in 1997 decreased $.1 million compared to the same period in 1996. This decrease was due to the Company's acquisition of the minority interests in three of its distribution subsidiaries in March 1996. Following the acquisition, all of the Company's subsidiaries were wholly-owned.

   The effective tax rate increased to 38.5% in 1997 compared to 38.2% in 1996. The increase was primarily due to a lower benefit derived from tax exempt investments in 1997 as compared to 1996.

DISCONTINUED OPERATIONS

   In November 1997, the Company's Board of Directors approved a plan to divest of its manufacturing operation, Watsco Components, Inc., and its personnel service business, Dunhill Staffing Systems, Inc. In May 1998, the Company sold the operating assets of Components at a loss of $1.0 million, net of income taxes of $.6 million. Income from discontinued operations, net of income taxes, increased $.4 million in 1998 as compared to 1997. Income from discontinued operations, net of income taxes, decreased $1.9 million or 98%, in 1997 as compared to 1996, primarily due to lower shipments in the manufacturing operation.

LIQUIDITY AND CAPITAL RESOURCES

   The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $260 million, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement, which totaled $168.0 million at December 31, 1998, bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .7% at December 31, 1998). The agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions.

   At December 31, 1998, the Company had various interest rate swap agreements with an aggregate notional amount of $100 million to manage its net exposure to interest rate changes related to a portion of the borrowings under the revolving credit agreement. The interest rate swap agreements effectively convert a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings. See Note 10 in the Notes to Consolidated Financial Statements for further information.

   Working capital increased to $289.7 million at December 31, 1998 from $257.8 million at December 31, 1997. This increase was funded primarily by borrowings under the Company's revolving credit agreement.

   Net cash provided by operating activities was $8.0 million in 1998 compared to net cash used in operating activities of $18.1 million in 1997, an increase of $26.1 million primarily due to decreased use of cash for operating assets and liabilities and an increase in income from continuing operations in 1998. Net cash used in operating activities increased from $12.0 million in 1996 to $18.1 million in 1997 primarily resulting from an increased use of cash for operating assets and liabilities to support the expansion of locations and product lines offset by an increase in income from continuing operations.

   Net cash used in investing activities decreased to $33.7 million in 1998 from $126.7 million in 1997 primarily due to the Company's acquisition of 25 locations during 1998 compared to 147 locations during 1997. Net cash used in investing activities increased to $126.7 million in 1997 from $15.8 million in 1996, primarily due to the Company's acquisition of 147 locations in 1997 as compared to 25 locations in 1996.

   Net cash provided by financing activities of $27.8 million in 1998 resulted primarily from net borrowings under the revolving credit agreement. In 1997, net cash provided by financing activities of $153.1 million resulted primarily from proceeds of $87.0 million received from the sale of shares of the Company's common stock and net borrowings under the revolving credit agreement of $86.7 million. Net cash provided by financing activities of $31.0 million in 1996 resulted primarily from proceeds of the sale of shares of the Company's common stock.

   In January 1999, the Company completed two acquisitions of wholesale distributors of air conditioning and heating products. The acquisitions were made either in the form of the purchase of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Aggregate consideration for these acquisitions consisted of cash payments of $16.1 million, including the repayment of debt totaling $4.6 million and the issuance of 507,224 shares of Common Stock having a fair value of $6.4 million and is subject to adjustment upon the completion of audits of the assets purchased and the liabilities assumed. The acquisitions have been accounted for under the purchase method of accounting.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The Company's primary market risk exposure consists of interest rate risk. The Company's objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company uses interest rate swaps to manage net exposure to interest rate changes to its borrowings. These swaps are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading. See Note 10, "Financial Instruments," in the Notes to Consolidated Financial Statements for further information.

   The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The average interest rates on the variable rate debt and the average receive rate on the interest rate swaps were derived from implied forward three month-LIBOR curves.

                                     EXPECTED MATURITY DATE
                         --------------------------------------------------
                          1999         2000          2001         2002
                          ----         ----          ----         ----
Variable Rate Debt        -            -             -          $168.0 million
Average Interest Rates    5.78%        6.03%         6.18%        6.24%

Interest Rate Swaps       -            -             -          $100.0 million*
Average pay rate          6.33%        6.33%         6.33%        6.33%
Average receive rate      5.18%        5.43%         5.58%        5.64%

   * Interest rate swap maturities range from 2002-2007.

NEW ACCOUNTING STANDARDS

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The impact of SFAS No. 133 on the Company's consolidated financial statements will depend on a variety of factors, including future interpretive guidance from the FASB, the extent of the Company's hedging activities, the type of hedging instruments used and the effectiveness of such instruments. The Company has not quantified the impact of adopting SFAS No. 133.

YEAR 2000

   Many computer systems in use in the world today may be unable to correctly process data or may not operate at all after December 31, 1999 because those systems recognize the year within a date only by the last two digits. Some computer programs may interpret the year "00" as 1900, instead of as 2000, causing errors in calculations, or the value "00" may be considered invalid by the computer program causing the system to fail. The Year 2000 issue affects:
(1) information technology utilized by the Company, (2) other systems utilized by the Company, such as communications, facilities management and service equipment containing embedded computer chips and (3) systems of key business partners (primarily the Company's customers and suppliers).

   Watsco and its subsidiaries could be adversely affected if Year 2000 issues are not resolved by Watsco or its significant business partners before the Year 2000. Possible adverse consequences include, but are not limited to: (1) the inability to obtain products or services used in the business operations, (2) the inability to transact business with key customers or suppliers, or (3) the inability to deliver goods or services sold to customers.

   The Company's activities to manage the Year 2000 issue at each of its operating subsidiaries have included (a) identification of systems that are non-compliant, (b) formulation of strategies to remedy the problems, (c) execution of changes necessary through purchasing new or modifying existing systems and (d) tests of the changes. The identification and formulation stages have been substantially completed by the Company and its subsidiaries.

   Computer systems are being purchased, upgraded or corrected to make them Year 2000 compliant. Management expects that by the end of 1999, all critical systems that are not currently Year 2000 will be corrected or replaced.

   The Company has begun the testing of several systems that are believed to be Year 2000 compliant. Significant levels of testing will continue throughout 1999. In addition, the Company has contacted a large number of its business partners to obtain information regarding their progress on Year 2000 issues. While such entities have not fully completed their own Year 2000 projects, the Company is not aware of any significant business partners whose Year 2000 issues will not be resolved in a timely manner. However, there can be no assurance that significant Year 2000 related problems will not ultimately arise with such business partners.

   Based on the Company's assessment to date, management estimates the implementation costs related to the identification, remediation and testing of the Year 2000 issue to be approximately $1.3 million, of which $.5 million has been expended through December 31, 1998. However, this estimate could change as the Company's activities to address the Year 2000 issue progresses.

   The Company believes that effective contingency plans can be developed given that the Company is not reliant on a single enterprise-wide computer system. The Company presently operates through a diverse group of 14 operating subsidiaries that maintain independently managed computer systems, substantially all of which have been purchased from and are supported by third parties. The Company's contingency planning includes the identification of back-up systems among the Company's operating subsidiaries in the event one or more operating systems fail to operate following the Year 2000. The Company will continue to evaluate contingency plans during 1999 to mitigate business risks in the event remediation efforts are unsuccessful. Such plans will become more fully developed in 1999 to address specific risks should they arise.

   While management believes that it has undertaken reasonable steps to address the Year 2000 issue, there can be no assurance that a failure to convert the Company's systems or the inability of its key business partners to adequately address the Year 2000 issue would not have a material adverse impact on the Company.

SAFE HARBOR STATEMENT

   This annual report contains statements which, to the extent they are not historical fact, constitute "forward-looking statements" under the securities laws. All forward looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward looking statements. The forward looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws.

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

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1998               1997             1996
-------------------------------------------------------------------------------------------------
Revenue                                             $1,008,844          $635,218         $365,356
Cost of sales                                          779,525           492,252          285,939
-------------------------------------------------------------------------------------------------
Gross profit                                           229,319           142,966           79,417
Selling, general and administrative expenses           177,473           109,932           58,396
-------------------------------------------------------------------------------------------------
Operating income                                        51,846            33,034           21,021
-------------------------------------------------------------------------------------------------
Other income (expense):
   Investment income, net                                   62             1,432              517
   Interest expense                                    (11,107)           (4,698)          (3,513)
--------------------------------------------------------------------------------------------------
Total other income (expense)                           (11,045)           (3,266)          (2,996)
--------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and minority interests                  40,801            29,768           18,025
Income taxes                                           (15,097)          (11,460)          (6,890)
Minority interests                                           -                 -             (116)
--------------------------------------------------------------------------------------------------
Income from continuing operations                       25,704            18,308           11,019
Discontinued operations, net of income taxes:
   Income from operations                                  468                49            1,973
   Loss on sale                                           (981)                -                -
-------------------------------------------------------------------------------------------------
Net income                                             $25,191           $18,357          $12,992
=================================================================================================

Basic earnings per share:
Income from continuing operations                        $0.95            $ 0.73            $0.57
Discontinued operations, net of income taxes:
   Income from operations                                 0.02                 -             0.10
   Loss on sale                                          (0.04)                -                -
-------------------------------------------------------------------------------------------------
Net income                                               $0.93            $ 0.73            $0.67
=================================================================================================

Diluted earnings per share:
Income from continuing operations                        $0.90            $ 0.68            $0.52
Discontinued operations, net of income taxes:
   Income from operations                                 0.02                 -             0.09
   Loss on sale                                          (0.03)               -                 -
-------------------------------------------------------------------------------------------------
Net income                                               $0.89            $0.68             $0.61
=================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                 1998             1997
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                  $    6,689         $   7,880
   Accounts receivable, net                                                      137,745           101,727
   Inventories                                                                   202,592           173,319
   Other current assets                                                           11,984             9,263
   Net assets of discontinued operations                                          11,966            25,892
----------------------------------------------------------------------------------------------------------
Total current assets                                                             370,976           318,081
----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                30,496            21,870
Intangible assets, net                                                           106,309            77,388
Other assets                                                                      24,237             8,701
----------------------------------------------------------------------------------------------------------
                                                                                $532,018          $426,040
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations                                     $  1,007       $       958
   Accounts payable                                                               60,742            43,802
   Accrued liabilities                                                            19,488            15,562
----------------------------------------------------------------------------------------------------------
Total current liabilities                                                         81,237            60,322
----------------------------------------------------------------------------------------------------------
Long-term obligations:
   Borrowings under revolving credit agreement                                   168,000           134,700
   Bank and other debt                                                             4,301             2,541
----------------------------------------------------------------------------------------------------------
Total long-term obligations                                                      172,301           137,241
----------------------------------------------------------------------------------------------------------
Deferred income taxes and credits                                                  3,912             2,879
----------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 10 and 11)

Shareholders' equity:
   Common Stock, $.50 par value, 24,839,735 and 22,894,241 shares
     issued and outstanding in 1998 and 1997, respectively                        12,420            11,447
   Class B Common Stock, $.50 par value, 3,192,579 and 3,249,681 shares
     issued and outstanding in 1998 and 1997, respectively                         1,596             1,625
   Paid-in capital                                                               189,225           159,638
   Unearned compensation related to outstanding restricted stock                  (5,051)           (3,836)
   Unrealized loss on investments, net of tax                                     (2,962)                -
   Retained earnings                                                              79,340            56,724
----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       274,568           225,598
----------------------------------------------------------------------------------------------------------
                                                                                $532,018          $426,040
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.


                          WATSCO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                           OUTSTANDING   UNREALIZED
                                               COMMON STOCK       PAID-IN   RESTRICTED    LOSS ON    RETAINED
(IN THOUSANDS, EXCEPT SHARE DATA)           SHARES     AMOUNT     CAPITAL     STOCK     INVESTMENTS  EARNINGS     TOTAL
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995               14,134,988    $7,068    $17,040                            $29,648   $53,756
Net income                                                                                             12,992    12,992
Conversion of debentures                      504,373       252      1,255                                        1,507
Issuance from public offering               3,532,500     1,766     30,346                                       32,112
Contribution to 401(k) plan                    17,060         9        279                                          288
Issuances from exercise of stock options
   and employee stock purchase plan           638,775       319      2,802                                        3,121
Tax benefit from exercise of stock options                           1,296                                        1,296
Issuances for acquisitions                  2,220,061     1,110     15,603                                       16,713
Common stock dividends,
   $0.09 per share                                                                                     (1,726)   (1,726)
Dividends on 6.5% preferred stock
   of subsidiary                                                                                         (130)     (130)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996               21,047,757    10,524     68,621                             40,784   119,929
Net income                                                                                             18,357    18,357
Issuance from public offering               4,500,000     2,250     82,915                                       85,165
Contribution to 401(k) plan                    25,469        13        428                                          441
Issuances from exercise of stock options
    and employee stock purchase plan          218,215       109      1,702                                        1,811
Tax benefit from exercise of stock options                             713                                          713
Issuances for acquisitions                    112,481        56      1,371                                        1,427
Issuances of restricted shares of
    common stock                              240,000       120      3,888        (4,008)
Amortization of unearned compensation                                                172                            172
Common stock dividends,
   $0.09 per share                                                                                     (2,292)   (2,292)
Dividends on 6.5% preferred stock
   of subsidiary                                                                                         (125)     (125)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997               26,143,922    13,072    159,638        (3,836)              56,724   225,598
Net income                                                                                             25,191    25,191
Changes in value of available-for-sale
   securities, net of income taxes                                                           (2,962)             (2,962)
                                                                                                                -------
Comprehensive income                                                                                             22,229
                                                                                                                -------
Contribution to 401(k) plan                    42,805        21        749                                          770
Issuances from exercise of stock options
    and employee stock purchase plan          369,796       185      3,179                                        3,364
Tax benefit from exercise of stock options                             999                                          999
Issuances for acquisitions                  1,397,041       699     23,232                                       23,931
Issuances of restricted shares of
    common stock                              127,500        63      2,188        (2,251)
Forfeitures of restricted shares
     of Common Stock                          (48,750)      (24)      (760)          784
Amortization of unearned compensation                                                252                            252
Common stock dividends,
   $0.10 per share                                                                                     (2,575)   (2,575)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998               28,032,314   $14,016   $189,225       $(5,051)   $(2,962)  $79,340  $274,568
=======================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                   1998              1997             1996
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income from continuing operations                              $ 25,704       $   18,308         $  11,019
Adjustments to reconcile income from
   continuing operations to net cash
   provided by (used in) operating activities
   of continuing operations:
   Depreciation and amortization                                  8,441            4,799             2,544
   Provision for doubtful accounts                                3,356            1,329             1,432
   Net investment losses (gains)                                    330           (1,294)              (35)
   Deferred income tax provision                                   (262)            (740)             (371)
   Noncash stock contribution to 40l(k) plan                        770              441               288
   Minority interests, net of dividends paid                          -                -               116
   Changes in operating assets and liabilities,
     net of effects of acquisitions:
     Accounts receivable                                        (21,228)          (9,523)           (8,471)
     Inventories                                                (12,285)         (30,402)          (15,323)
     Accounts payable and accrued liabilities                     4,417            1,820            (2,520)
     Other, net                                                  (1,271)          (2,813)             (669)
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities
     of continuing operations                                     7,972          (18,075)          (11,990)
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Business acquisitions, net of cash acquired                     (22,615)        (119,450)          (14,886)
Capital expenditures, net                                        (9,664)          (6,644)             (964)
Net proceeds from sales of marketable securities                      -            2,135                58
Net purchases of marketable securities                           (1,007)               -                 -
Other investment                                                   (403)          (2,750)                -
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities
     of continuing operations                                   (33,689)        (126,709)          (15,792)
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net borrowings under revolving credit agreements                 33,300           86,700             7,815
Repayments of bank and other debt                                (6,327)         (13,733)           (5,686)
Repayments of short-term promissory notes                             -                -            (4,471)
Net proceeds from issuances of common stock                       3,364           86,976            35,233
Payments to redeem preferred stock of subsidiaries                    -           (4,413)                -
Common stock dividends                                           (2,575)          (2,292)           (1,726)
Subsidiary preferred stock dividends                                  -             (125)             (130)
-----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities
     of continuing operations                                    27,762          153,113            31,035
----------------------------------------------------------------------------------------------------------
Net cash used in discontinued operations                         (3,236)          (3,331)           (1,767)
Net increase (decrease) in cash and cash equivalents             (1,191)           4,998             1,486
Cash and cash equivalents at beginning of year                    7,880            2,882             1,396
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  6,689        $   7,880          $  2,882
===========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

1.   SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
   Watsco, Inc. ("Watsco") and its subsidiaries (the "Company") is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States. The Company operates from 323 locations in 29 states.

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

Intangible Assets
   Intangible assets, net of accumulated amortization of $5,948 and $3,463 at December 31, 1998 and 1997, respectively, consists of goodwill arising from the excess of the cost of acquired businesses over the fair value of their net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based on expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $2,530, $1,247 and $564 in 1998, 1997 and 1996, respectively.

Investment Securities
   Investments in marketable equity securities of $13,165 and $1,012 at December 31, 1998 and 1997, respectively, are included in other assets and are classified as available-for-sale and are recorded at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of applicable income taxes. At December 31, 1998, the difference between cost and market was $4,702, net of income taxes of $1,740.

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

Stock-Based Compensation
   As described in Note 7, the Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion No. 25 for stock-based compensation and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

Earnings Per Share
   In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is computed by dividing net income, less subsidiary preferred stock dividends, by the total of the weighted average number of shares outstanding. Subsidiary preferred stock dividends were $125 and $130 for 1997 and 1996, respectively. Diluted earnings per share additionally assumes, if dilutive, conversion of the Company's convertible subordinated debentures which matured in September 1996, and any added dilution from common stock equivalents. Interest expense attributable to assumed conversion of convertible debentures was $70 in 1996. Accordingly, all earnings per share data presented have been restated to conform with SFAS No. 128.

   Shares used to calculate earnings per share (restated in 1997 and 1996 to reflect a three-for-two stock split effected on August 14, 1998, see Note 9) are as follows:

YEARS ENDED DECEMBER 31,                           1998              1997             1996
---------------------------------------------------------------------------------------------
Weighted average shares outstanding             27,147,622       25,198,043        19,292,184
Dilutive stock options and warrants              1,542,842        1,582,147         1,645,109
Assumed conversion of debentures                         -                -           350,227
---------------------------------------------------------------------------------------------
Shares for diluted earnings per share           28,690,464       26,780,190        21,287,520
=============================================================================================
Options outstanding which are not
included in the calcuation of diluted
earnings per share because their
impact is antidilutive                             284,625          144,000           102,000
=============================================================================================

Comprehensive Income
   In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and changes in the value of available-for-sale securities at December 31, 1998 and is presented in the consolidated statements of shareholders' equity. Comprehensive income equals net income at December 31, 1997 and 1996.

New Accounting Pronouncements

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. The Company will adopt SOP 98-1 prospectively effective January 1, 1999. In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company will adopt SOP 98-5 on January 1, 1999. The Company believes that the adoption of these statements will not have a material effect on the Company's consolidated financial position or results of operations.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The impact of SFAS No. 133 on the Company's consolidated financial statements will depend on a variety of factors, including future interpretive guidance from the FASB, the extent of the Company's hedging activities, the type of hedging instruments used and the effectiveness of such instruments. The Company has not quantified the impact of adopting SFAS No. 133.

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major customers. The Company adopted SFAS No. 131 effective December 31, 1998. Management operates the business of the Company as a single segment. As a result, no additional disclosure was required.

2.       INVENTORIES

   Inventories primarily consist of air conditioning and heating equipment and related parts and supplies. Purchases from one of the Company's suppliers comprised 17% of all purchases in 1998, while purchases from the Company's top three suppliers comprised 33% of all purchases in 1998.

3.       DISCONTINUED OPERATIONS

   In November 1997, the Company's Board of Directors approved a plan to dispose of its manufacturing operation, Watsco Components, Inc. ("Components"), and its personnel services business, Dunhill Staffing Systems, Inc. ("Dunhill"). In May 1998, the Company sold substantially all the operating assets of Components to International Comfort Products Corporation ("ICP") in exchange for approximately $16,649 of ICP's common stock. The results of Components and Dunhill have been accounted for as discontinued operations and the accompanying consolidated financial statements presented herein have been restated to report separately the net assets, net cash flows and operating results of these discontinued operations.

   Unaudited summarized results for the discontinued operations are as follows:

YEARS ENDED DECEMBER 31,                           1998              1997             1996
---------------------------------------------------------------------------------------------
Revenue                                            $62,282          $67,231           $60,033
---------------------------------------------------------------------------------------------
Income before income taxes                         $   742          $    80           $ 3,193
Income taxes                                          (274)             (31)           (1,220)
---------------------------------------------------------------------------------------------
Net income                                         $   468          $    49           $ 1,973
=============================================================================================

   Income before income taxes includes allocated interest expense of $472, $429 and $140 in 1998, 1997 and 1996, respectively. Interest expense was allocated to discontinued operations based on a ratio of net assets of discontinued operations to the total Company's consolidated net assets.

   Net assets for the discontinued operations are presented below:

DECEMBER 31,                                                         1998             1997
---------------------------------------------------------------------------------------------
Accounts receivable, net                                            $ 7,106           $ 8,952
Inventories                                                               -             8,761
Other current assets                                                  1,438             2,411
Property, plant and equipment, net                                    1,237             7,197
Other assets                                                          4,094             3,667
Current liabilities                                                  (1,909)           (4,491)
Bank and other debt                                                       -              (605)
---------------------------------------------------------------------------------------------
  Net assets of discontinued operations                             $11,966           $25,892
=============================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT, NET

   Property, plant and equipment, net, consists of:

DECEMBER 31,                                    1998             1997
-----------------------------------------------------------------------
Land, buildings and improvements              $17,690           $10,569
Machinery and equipment                        22,393            13,615
Furniture and fixtures                         15,408            11,905
-----------------------------------------------------------------------
                                               55,491            36,089
Less: accumulated depreciation
   and amortization                           (24,995)          (14,219)
-----------------------------------------------------------------------
                                              $30,496           $21,870
=======================================================================

5.       LONG-TERM OBLIGATIONS

Revolving Credit Agreement
   The Company has a revolving credit agreement with a syndicate of banks that provides for borrowings of up to $260 million, expiring on August 8, 2002. Borrowings under the revolving credit agreement are unsecured and bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .7% at December 31, 1998). Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. The Company's borrowings under its revolving credit agreement at December 31, 1998 and 1997, including interest rate swaps designated as hedges, are summarized below.

                           ---------------------------------------------------------------------------------------
                                                  (A)           INTEREST RATE
                                                STATED            SWAPS (B)                  (C)
                                               AVERAGE              PAY                   EFFECTIVE       SWAP
                           BALANCE          INTEREST RATE          FIXED                INTEREST RATE  MATURITIES
                           -------          -------------          -----                -------------  ----------
         1998               $168,000           6.4%              $100,000                   7.2%          2002-2007
         1997               $134,700           6.5%              $100,000                   6.9%          2002-2007

(a) The stated average interest rate represents the weighted average rate for the borrowings under revolving credit agreement based on year-end balances.
(b) Amounts represent notional values of interest rate swaps.
(c) The effective interest rate reflects the effect of interest rate swaps entered into with respect to borrowings as indicated in the "Pay Fixed" column.

The revolving credit agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios, and limits capital expenditures and dividends in addition to other restrictions.

Bank and Other Debt
   Bank and other debt (net of current portion) of $4,301 and $2,541 at December 31, 1998 and 1997, respectively, primarily consists of promissory notes issued for acquisitions. Interest rates on bank and other debt range from 6.5% to 8.5% and mature at varying dates through 2008. Annual maturities of long-term obligations for the years subsequent to December 31, 1998 are as follows: $1,007 in 1999; $787 in 2000; $713 in 2001; $1,139 in 2002 and $139 in 2003 and $1,523
thereafter.

   Total interest paid was approximately $11,424, $4,787, and $4,204, for the years ended December 31, 1998, 1997 and 1996, respectively.

6.   INCOME TAXES

   The income tax provision consists of :

YEARS ENDED DECEMBER 31,           1998             1997             1996
----------------------------------------------------------------------------
Federal                          $14,571            $9,697            $5,864
State                                526             1,763             1,026
----------------------------------------------------------------------------
                                 $15,097           $11,460            $6,890
============================================================================

Current                          $15,359           $12,200            $7,261
Deferred                            (262)             (740)             (371)
----------------------------------------------------------------------------
                                 $15,097           $11,460            $6,890
============================================================================

   A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

YEARS ENDED DECEMBER 31,                  1998              1997            1996
-----------------------------------------------------------------------------------
Federal statutory rate                    35.0%             35.0%             35.0%
State income taxes,
   net of federal benefit                  2.0               3.8               3.5
Other, net                                  -                (.3)              (.3)
-----------------------------------------------------------------------------------
                                          37.0%             38.5%             38.2%
===================================================================================

   The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

DECEMBER 31,                                          1998              1997
-----------------------------------------------------------------------------
Deferred tax assets:
Included in other current assets -
Accounts receivable reserves                         $1,419            $1,238
Capitalized inventory costs
   and inventory reserves                             5,446             4,334
Other                                                   439               203
-----------------------------------------------------------------------------
                                                      7,304             5,775
-----------------------------------------------------------------------------
Deferred tax liabilities:
Included in other noncurrent assets -
Net operating loss carryforwards of subsidiary          601               569
Other                                                 1,795               231
-----------------------------------------------------------------------------
                                                      2,396               800
-----------------------------------------------------------------------------
Included in noncurrent liabilities -
Depreciation and amortization                          (606)             (461)
Deductible goodwill                                  (1,423)             (555)
Other                                                (1,363)           (1,336)
-----------------------------------------------------------------------------
                                                     (3,392)           (2,352)
-----------------------------------------------------------------------------
   Total net deferred tax assets                     $6,308            $4,223
=============================================================================

   A subsidiary of the Company has available net operating loss carryforwards ("NOLs") of approximately $1,624, which are available to offset future taxable income in equal annual amounts of approximately $232 through 2005. SFAS No. 109, "Accounting for Income Taxes", requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent taxable income and expectations for the future, that taxable income of the subsidiary will be sufficient to fully utilize the available NOLs.

   Total income taxes paid were approximately $16,420, $12,325, and $6,023, for the years ended December 31, 1998, 1997 and 1996, respectively.

7.   STOCK OPTION AND BENEFIT PLANS

Stock Option Plans
   At December 31, 1998, the Company has two stock option plans. Under the 1991 Stock Option Plan (the "1991 Plan"), options for an aggregate of 5,250,000 shares of Common Stock and Class B Common Stock may be granted. In October 1998, the Company's Board of Directors expanded the 1991 Plan to increase the number of shares available for grant from 5,250,000 shares to 6,750,000 shares, subject to approval at the 1999 meeting of shareholders. Options as to 3,460,419 shares of Common Stock and 1,773,872 shares of Class B Common Stock have been granted through December 31, 1998. The terms of the 1991 Plan require the option price per share be equivalent to the fair market value of the underlying common stock on the date of grant. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Option Committee of the Board of Directors. The 1983 Executive Stock Option Plan (the "1983 Plan") expired in February 1993; therefore, no additional options may be granted. Options as to 77,152 shares of Common Stock are outstanding under the 1983 Plan at December 31, 1998. Options under the 1983 Plan are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. Under either plan, the Option Committee may waive the vesting period and permit options to be exercised immediately. Under the stock option plans, there were 1,515,709 shares of common stock reserved for future grants as of December 31, 1998.

A summary of option transactions is shown below:

                                         1998                      1997                       1996
                                    ------------------        -------------------       ------------------
                                              WEIGHTED-                   WEIGHTED-                WEIGHTED-
                                              AVERAGE                      AVERAGE                  AVERAGE
                                              EXERCISE                    EXERCISE                 EXERCISE
                                    OPTIONS     PRICE         OPTIONS      PRICE        OPTIONS     PRICE
-----------------------------------------------------------------------------------------------------------
Outstanding on January 1,           2,954,255     $8.47        2,247,797    $5.07       2,375,991     $3.92
Granted                             1,075,999     16.70          857,250    16.45         440,250     12.52
Exercised                            (205,874)     5.73         (143,080)    5.43        (550,341)     3.74
Forfeited                             (76,550)    19.82           (7,712)    9.79         (18,103)     7.38
------------------------------------------------------------------------------------------------------------
Outstanding on December 31,         3,747,830    $10.75        2,954,255    $8.47       2,247,797     $5.07
============================================================================================================
Options exercisable at end of year  2,200,986     $6.97        1,822,109    $6.73       1,607,408     $4.01
============================================================================================================

The following sets forth certain information with respect to those stock options at December 31, 1998:

                                       OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                         ------------------------------------------------  -------------------------------
                                             WEIGHTED-      WEIGHTED-                            WEIGHTED-
                             NUMBER            AVERAGE      AVERAGE              NUMBER            AVERAGE
                           OUTSTANDING AT      EXERCISE     REMAINING         OUTSTANDING AT      EXERCISE
                         DECEMBER 31, 1998       PRICE    CONTRACTUAL LIFE  DECEMBER 31, 1998     OPTIONS
----------------------------------------------------------------------------------------------------------
$2.32 - $5.00                   1,451,420        $3.85         4.2 years        1,417,453            $3.83
$5.01 - $10.00                    294,659         7.15         7.0 years          273,509             7.20
$10.01-$15.00                     278,250        13.82         8.1 years           59,100            13.06
$15.01-$20.00                   1,642,688        16.43         8.9 years          445,112            15.86
$20.01-$23.17                      80,813        22.07         9.2 years            5,812            20.11
----------------------------------------------------------------------------------------------------------
                                3,747,830       $10.75         6.9 years        2,200,986            $6.97
==========================================================================================================

Employee Stock Purchase Plan
   Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 600,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 1998, 1997 and 1996, respectively, employees purchased 163,123, 79,887, and 134,051 shares, respectively, of Common Stock at an average price of $14.13, $14.31, and $11.64 per share, respectively. At December 31, 1998, 222,940 shares remained available for purchase under the plan.

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

YEARS ENDED DECEMBER 31,                               1998            1997           1996
--------------------------------------------------------------------------------------------
Net income                          As reported        $25,191        $18,357        $12,992
                                    Pro forma          $22,088        $16,422        $12,564

Basic earnings per share            As reported          $0.93          $0.73          $0.67
                                    Pro forma            $0.81          $0.65          $0.65

Diluted earnings per share          As reported          $0.89          $0.68          $0.61
                                    Pro forma            $0.78          $0.61          $0.59

   The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

   The weighted-average fair value at date of grant for stock options granted during 1998, 1997 and 1996 was $8.19, $7.67 and $3.81, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

YEARS ENDED DECEMBER 31,            1998          1997         1996
-------------------------------------------------------------------
Expected life in years                6.0          6.0         6.0
Risk-free interest rate               4.8%         5.5%        6.3%
Expected volatility                  43.3%        42.0%       30.0%
Dividend yield                         .5%          .5%         .7%

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

Restricted Stock
    During 1998 and 1997, certain employees were granted an aggregate of 127,500 and 240,000 shares, respectively, of the Company's common stock, subject to certain significant restrictions. The restrictions lapse upon attainment of retirement age or under other circumstances. During 1998, 48,750 shares were forfeited upon termination of an employee. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the respective retirement age of each employee. Total amortization expense related to the restricted shares amounted to $252 and $172 for the years ended December 31,1998 and 1997.

401(k) Plan
   The Company has a profit sharing retirement plan for its employees which is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 1998, 1997 and 1996, the aggregate contribution to the plan was $790, $457 and $295 respectively.

8.   ACQUISITIONS

   The Company has completed various acquisitions of wholesale distributors of air conditioning, heating and refrigeration products. All acquisitions have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated statements of income beginning on their respective dates of acquisition.

   In July 1998, the Company completed the purchase of the common stock of Kaufman Supply, Inc. ("Kaufman") for cash consideration of approximately $16.1 million (net of cash acquired) and the issuance of 894,167 shares of Common Stock having a fair value of $16.1 million.

   Also during 1998, the Company completed nine other acquisitions of wholesale distributors of air conditioning and heating products for aggregate consideration of $14.3 million. The acquisitions were made either in the form of the purchase of all of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration for these acquisitions consisted of cash payments aggregating approximately $6.5 million and the issuance of 502,874 shares of Common Stock having a fair value of $7.8 million.

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

   In September 1997, the Company completed the purchase of all the issued and outstanding capital stock of Baker Distributing Company for cash consideration (net of cash acquired) of approximately $59.1 million.

   Also during 1997, the Company completed nine other acquisitions for aggregate consideration of approximately $13.8 million. The acquisitions were made either in the form of the purchase of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Consideration consisted of cash payments of approximately $12.4 million and the issuance 112,481 shares of Common Stock having a fair value of $1.4 million.

The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1997 is as follows:

YEARS ENDED DECEMBER 31,                                  1998          1997
-----------------------------------------------------------------------------
Revenue                                                 $1,070,492    $969,093
Income from continuing operations                          $25,546     $22,658
Diluted earnings per share from continuing operations        $0.87       $0.78

   The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired on January 1, 1997 for the years presented or of future results of operations.

   Cash payments for the acquisitions were funded from existing cash or from borrowings under revolving credit agreements. The excess of the aggregate purchase price over the net assets acquired is being amortized on a straight-line basis over 40 years.

The preliminary purchase price allocations for business combinations for the years ended December 31 were as follows:

                                                   1998              1997             1996
---------------------------------------------------------------------------------------------
Accounts receivable, net                          $ 18,146          $42,509           $ 7,882
Inventories                                         16,988           62,608            11,887
Property, plant and equipment, net                   4,620            9,959             2,908
Intangible assets                                   31,522           56,457             6,643
Other assets                                           848            2,082               306
Minority interests                                       -                -            10,701
Accounts payable and accrued expenses              (17,442)         (36,641)           (5,503)
Long-term debt assumed                              (8,136)         (13,684)           (3,225)
Preferred stock                                          -           (2,413)                -
Fair value of common stock issued                  (23,931)          (1,427)          (16,713)
----------------------------------------------------------------------------------------------
Cash used in acquisitions, net of
     cash acquired                                 $22,615         $119,450           $14,886
==============================================================================================

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

   On July 13, 1998, the Company's Board of Directors authorized a three-for-two stock split for both classes of the Company's common stock effected in the form of a 50% stock dividend payable on August 14, 1998 to shareholders of record as of July 31, 1998. Shareholders' equity has been restated to give retroactive effect to the stock split for all periods presented by reclassifying from retained earnings or paid-in capital to the common stock accounts the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements and notes thereto to number of shares, per share amounts, stock option data and market prices of both classes of the Company's common stock have been restated.

   In February 1997, the Company completed the sale of 4,500,000 shares of Common Stock resulting in net proceeds of approximately $85.2 million.

10.  FINANCIAL INSTRUMENTS

Recorded Financial Instruments
   The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under a revolving credit agreement and debt instruments included in other long-term obligations.

    At December 31, 1998 and 1997, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short term nature of these instruments.

   The fair values of borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments
   The Company uses interest rate swaps to alter the interest rate risk profile related to outstanding borrowings under its revolving credit agreement, thereby altering the Company's exposure to changes in interest rates. The Company does not hold or issue such financial instruments for trading purposes. Under the swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings.

   At December 31, 1998, the Company had interest rate swap agreements with an aggregate notional amount of $100 million effectively converting a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings at rates ranging from 6.3% to 6.5% and maturities ranging from four to nine years. At December 31, 1998, the Company's interest rate swap portfolio had a negative fair value of $6.0 million.

   At December 31, 1998, the Company is contingently liable under standby letters of credit aggregating approximately $1.4 million that were primarily used as collateral for promissory notes issued in connection with certain acquisitions made during 1996. The Company does not expect any material losses to result from the issuance of the standby letters of credit because performance is not expected to be required. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk
   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1998 and 1997, the allowance for doubtful accounts for continuing operations was approximately $6.4 million and $5.6 million, respectively. Although the Company believes its allowance is sufficient, the amount the Company ultimately realizes could differ materially in the near-term from the amount reported above.

11.  COMMITMENTS AND CONTINGENCIES

   At December 31, 1998, the Company is obligated under non-cancelable operating leases of real property and equipment used in its continuing operations for minimum annual rentals as follows: $20,092 in 1999; $17,181 in 2000; $13,768 in 2001; $11,219 in 2002; $7,778 in 2003 and $17,699 thereafter. Rental expense for continuing operations for the years ended December 31, 1998, 1997 and 1996 was $21,114, $12,102 and $6,216, respectively.

   The Company is from time to time involved in routine litigation. Based on the advice of legal counsel, the Company believes that such actions presently pending will not have a material adverse impact on the Company's consolidated financial position or results of operations.

12.      SUBSEQUENT EVENTS

   In January 1999, the Company completed two acquisitions of wholesale distributors of air conditioning and heating products. The acquisitions were made either in the form of the purchase of the outstanding common stock or the purchase of the net assets and business of the respective sellers. Aggregate consideration for these acquisitions consisted of cash payments of $16,087, including the repayment of debt totaling $4,577 and the issuance of 507,224 shares of Common Stock having a fair value of $6,415 and is subject to adjustment upon the completion of audits of the assets purchased and the liabilities assumed. The acquisitions will be accounted for under the purchase method of accounting.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Watsco, Inc.:

   We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Miami, Florida,
   February 6, 1999.


                          WATSCO, INC. AND SUBSIDIARIES
                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 1ST         2ND          3RD         4TH
(IN THOUSANDS, EXCEPT PER SHARE DATA)        QUARTER       QUARTER      QUARTER     QUARTER      TOTAL
----------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998:
   Revenue                                   $172,716     $270,853      $317,028     $248,247   $1,008,844
   Gross profit                                40,401       59,974        71,534       57,410      229,319
   Income from continuing operations            1,776        8,820        10,845        4,263       25,704
   Discontinued operations, net of income taxes:
     Income (loss) from operations                149         (440)          271          488          468
     Loss on sale                                   -         (398)            -         (583)        (981)
----------------------------------------------------------------------------------------------------------
    Net income                                 $1,925       $7,982       $11,116       $4,168      $25,191
==========================================================================================================
   Diluted earnings per share
       from continuing operations (1)(2)        $0.06        $0.31         $0.37        $0.15        $0.90
==========================================================================================================
YEAR ENDED DECEMBER 31, 1997:
   Revenue                                    $96,271     $164,703      $189,462     $184,782     $635,218
   Gross profit                                22,057       35,810        41,575       43,524      142,966
   Income from continuing operations            2,061        5,988         6,845        3,414       18,308
   Discontinued operations, net of income taxes:
     Income (loss) from operations                221          376           140         (688)          49
----------------------------------------------------------------------------------------------------------
    Net income                                 $2,282       $6,364        $6,985       $2,726      $18,357
==========================================================================================================
Diluted earnings per share
       from continuing operations (1)(2)        $0.08        $0.22         $0.25        $0.12        $0.68
==========================================================================================================

(1) EARNINGS PER SHARE INFORMATION HAS BEEN RESTATED TO GIVE EFFECT TO THE THREE-FOR-TWO STOCK SPLIT EFFECTED ON AUGUST 14, 1998.

(2) QUARTERLY EARNINGS PER SHARE ARE CALCULATED ON AN INDIVIDUAL BASIS AND, BECAUSE OF ROUNDING AND CHANGES IN THE WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE YEAR, THE SUMMATION OF EACH QUARTER MAY NOT EQUAL THE AMOUNT CALCULATED FOR THE YEAR AS A WHOLE.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 1998, 1997 and 1996. At March 18, 1999, excluding shareholders with stock in street name, the Company had approximately 640 Common Stock shareholders of record and 310 Class B shareholders of record.

                                          COMMON               CLASS B          CASH DIVIDENDS
                                       HIGH       LOW       HIGH        LOW   COMMON     CLASS B
-------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998:
   Fourth quarter                     $19 1/8    $14 3/8    $19 1/2    $14        $.025      $.025
   Third quarter                       23 35/64   12 1/16    23 21/64   12 1/4     .023       .023
   Second quarter                      23 51/64   16 43/64   23 27/64   18         .023       .023
   First quarter                       20         15 53/64   19 59/64   16 1/64    .023       .023
==================================================================================================

YEAR ENDED DECEMBER 31, 1997:
   Fourth quarter                     $20 21/64  $15 27/64  $19 59/64  $16        $.023      $.023
   Third quarter                       20 53/64   16 37/64   20 43/64   16 21/64   .023       .023
   Second quarter                      19 21/64   15 21/64   18 53/64   15 43/64   .023       .023
   First quarter                       22  5/64   15 11/64   22 1/2     16 43/64   .023       .023
=================================================================================================

YEAR ENDED DECEMBER 31, 1996:
   Fourth quarter                     $19 27/64  $12 27/64  $18 3/4    $12 43/64  $.023      $.023
   Third quarter                       14 37/64   10 53/64   14 37/64   10 3/4     .023       .023
   Second quarter                      14         11  7/16   13 1/2     11 57/64   .022       .022
   First quarter                       11  9/16    7   1/2   11 7/32     7 21/64   .022       .022
==================================================================================================