Form 10-K405, Exhibit 13
period 2000-12-31
WATSCO INC
filed 2001-04-02
CIK 105016

EXHIBIT 13

                          WATSCO, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31,
(In thousands, except per share data)            2000(2)      1999         1998         1997         1996
- -------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenue                                      $1,306,642    $1,246,272   $1,062,265     $679,931     $399,970
Gross profit                                    303,256       291,838      241,924      152,788       87,317
Earnings before depreciation, amortization,
   other expense and income taxes                58,075        70,679       63,047       40,090       25,382
Earnings before interest and income taxes        45,815        59,439       54,066       34,793       22,586
Income from continuing operations                19,114        29,481       26,972       19,368       12,045
===================================================================================================================

SHARE DATA (1)
Diluted earnings per share
   from continuing operations                     $0.69        $0.99        $0.94          $0.72       $0.56
Cash dividends declared per share:
   Common Stock                                   $0.10        $0.10        $0.10          $0.09       $0.09
   Class B Common Stock                            0.10         0.10         0.10           0.09        0.09

Weighted average shares outstanding
   for diluted earnings per share                27,793        29,741       28,690       26,780       21,288
Common stock outstanding                         26,497        27,907       28,032       26,144       21,048
===================================================================================================================

BALANCE SHEET INFORMATION
Total assets                                   $563,470      $588,180     $535,323     $429,070     $200,297
Long-term obligations                           140,878       159,415      172,301      137,276       50,424
Shareholders' equity                            304,164       301,716      274,568      225,598      119,929
===================================================================================================================

       (1) Share data includes the effect of a three-for-two stock split effected on August 14, 1998.

       (2) During the 4th quarter of 2000, the Company recorded restructuring and other non-cash charges of $13,169 ($8,270 or $0.30 per share on an after-tax basis), as more fully described in Note 9 to consolidated financial statements.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Watsco, Inc. and its subsidiaries (collectively, the "Company" or "Watsco") is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States. The Company operates from 300 locations in 30 states.

The following table presents the Company's consolidated financial results from continuing operations for the three years ended December 31, 2000, 1999 and 1998, expressed as a percentage of total revenue:

                                         2000               1999             1998
- ----------------------------------------------------------------------------------------
Revenue                                  100.0%            100.0%            100.0%
Cost of sales                             76.5              76.6              77.2
Cost of sales - restructuring               .3                 -                 -
- ----------------------------------------------------------------------------------------
Gross profit                              23.2              23.4              22.8
Selling, general and
   administrative expenses                19.4              18.6              17.7
Restructuring costs                         .3                 -                 -
- ----------------------------------------------------------------------------------------
Operating income                           3.5               4.8               5.1
Interest expense                          (1.0)             (1.0)             (1.1)
Investment write-down                      (.1)                -                 -
Income taxes                               (.9)             (1.4)             (1.5)
- ----------------------------------------------------------------------------------------
Income from continuing operations          1.5%              2.4%              2.5%
========================================================================================

The following narratives include the results of operations acquired during 2000, 1999 and 1998. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. Data presented in the following narratives referring to "same-store basis" exclude the effects of operations acquired or locations opened and closed during the prior twelve months.

Comparison of Year Ended December 31, 2000 with Year Ended December 31, 1999

Revenue in 2000 increased $60.4 million, or 5%, over 1999. On a same-store basis, revenue increased $43.9 million, or 4% in 2000 and includes 6% same store sales growth in the Company's core HVAC business which was offset by lower sales volume to the manufactured housing market. The Company's revenue growth in its core HVAC business on a same-store basis for 2000 reflects gains in market share based on data published by the Air Conditioning and Refrigeration Institute, which indicates 1% industry growth for the year. The Company's sales to the manufactured housing market declined 22% primarily as a result of a tightened financing market for home dealers and consumers.

Gross profit in 2000 increased $11.4 million, or 3.9%, over 1999, primarily as a result of the aforementioned revenue increases. Gross profit margin decreased to 23.2% in 2000 from 23.4% in 1999, primarily as a result of restructuring charges relating to discontinued product lines and to the elimination of other unproductive SKUs. Excluding the aforementioned restructuring charges, gross profit margin increased from 23.4% to 23.5%. Increases in gross profit margin are primarily attributable to enhanced focus on margins in certain markets and contribution from expanded vendor programs. On a same-store basis in the Company's core HVAC segment and excluding restructuring charges incurred in 2000, gross profit increased $16.1 million, or 6.6%.

Selling, general and administrative expenses in 2000 increased $20.8 million, or 9%, over 1999, primarily due to the full-year impact of selling, general and administrative expenses of companies acquired in late 1999 and increased sales activity. Selling, general and administrative expenses, excluding restructuring charges of $4.2 million, as a percent of revenue increased to 19.4% in 2000 from 18.6% in 1999. Such increase was primarily due to the inability to leverage the fixed cost structures against lower than expected sales demand, operating inefficiencies caused by lower business volume in the manufactured housing operations and additional costs incurred to support expanded product lines. On a same-store basis and excluding restructuring charges, the Company's core HVAC segment selling, general and administrative expenses increased $13.1 million, or 7%, and selling, general and administrative expenses as a percent of revenue increased to 18.1% from 18.0% in 1999.

An investment write-down of $2.2 million was recorded in 2000, representing an impaired investment in one of the Company's primary competitors.

Interest expense, net in 2000 increased $.6 million, or 4%, from 1999 primarily due to 8% lower average daily borrowings during the year, offset by an increase in the effective interest rate from 6.6% to 7.2%.

The effective tax rate was 37.2% and 37.0% in 2000 and 1999, respectively.

Year 2000 Restructuring and Non-Cash Charges

During the fourth quarter of 2000, the Company's Board of Directors approved plans adopted by certain business units of the Company to improve operating efficiency and profitability. These initiatives eliminate certain underperforming locations, reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other nonproductive SKUs. In connection with these restructuring activities, 25 locations closed in 2000 and 7 locations will close in 2001. The Company expects to complete these restructuring activities by December 31, 2001.

In accordance with Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SEC Staff Accounting Bulletin No. 100, "Restructuring & Impairment Charges," the Company recorded restructuring charges of $8.5 million ($5.3 million after-tax) during the fourth quarter of 2000 ($0.19 per share on a diluted basis). A portion of this restructuring charge ($4.3 million on a pre-tax basis) relates to the valuation of inventory to be disposed of and has been classified in cost of sales.

Also in the fourth quarter of 2000, the Company recorded non-cash charges of $.8 million related to additional inventory reserves, $1.7 million related to accounts receivable valuation reserves in its manufactured housing subsidiaries and $2.2 million related to the write-down of an impaired investment in one of the Company's primary competitors.

On an after-tax basis, restructuring and other non-cash charges were $8.3 million or $0.30 per share. The Company expects that the 2000 and 2001 restructuring activities will result in a simplified operating structure that should enhance future profitability. See Note 9 to Consolidated Financial Statements for further information.

Comparison of Year Ended December 31, 1999 with Year Ended December 31, 1998

Revenue in 1999 increased $184.0 million, or 17%, over 1998. On a same-store basis, revenue increased $23.3 million, or 2%. The Company's revenue growth rate on a same-store basis for 1999 was less than historical growth rates, primarily due to milder weather in certain of the Company's large markets, which resulted in lower demand for replacement air conditioning. The Company's revenue was also impacted by lower sales to the manufactured housing market.

Gross profit in 1999 increased $49.9 million, or 21%, over 1998, primarily as a result of the aforementioned revenue increases. Gross profit margin increased to 23.4% in 1999 from 22.8% in 1998, primarily as a result of the gross margin contribution of companies acquired that operate at higher margins than the Company's historical gross margins. On a same-store basis, gross profit increased $7.7 million, or 3%, slightly higher than the same-store revenue increase. Same-store gross profit margin increased to 23.0% in 1999 from 22.8% in 1998 due to improved pricing strategies and cost reductions obtained from consolidated vendor programs.

Selling, general and administrative expenses in 1999 increased $44.5 million, or 24%, over 1998, due to added selling and delivery costs associated with the aforementioned revenue increase. Selling, general and administrative expenses as a percent of revenue increased to 18.6% in 1999 from 17.7% in 1998, primarily due to the higher selling and delivery costs of acquired companies. On a same-store basis, selling, general and administrative expenses increased $11.1 million, or 6%, and selling, general and administrative expenses as a percent of revenue increased to 18.3% in 1999 from 17.7% in 1998. Such increase was primarily due to the inability to leverage selling, general and administrative expenses against lower than anticipated sales volumes.

Interest expense, net in 1999 increased $1.4 million, or 12%, from 1998 primarily due to higher average borrowings.

The effective tax rate was 37.0% in 1999 and 1998.

Discontinued Operation

In November 1997, the Company's Board of Directors approved a plan to divest of its manufacturing operation, Watsco Components, Inc. ("Components"). In May 1998, the Company sold the operating assets of Components at a loss of $1.0 million, net of income taxes of $.6 million. See Note 3 to Consolidated Financial Statements for further information.

Liquidity and Capital Resources

The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $315 million, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement, which totaled $138.0 million at December 31, 2000, bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus
 .6% at December 31, 2000). The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company was in compliance with all covenants at December 31, 2000.

At December 31, 2000, the Company had various interest rate swap agreements to manage its net exposure to interest rate changes related to a portion of the borrowings under the revolving credit agreement. The interest rate swap agreements effectively convert a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings. See Note 11 to Consolidated Financial Statements for further information.

The Company's Board of Directors authorized the repurchase, at management's discretion, of up to 4.5 million shares of the Company's stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. During 2000, the Company purchased 1.8 million shares at a cost of $17.6 million and, in 1999, 1.3 million shares at a cost of $14.3 million, bringing the total purchased to 3.1 million shares at a cost of $31.9 million.

Working capital decreased to $278.4 million at December 31, 2000 from $292.3 million at December 31, 1999. This decrease was primarily due to improvements in working capital management. Inventory turns improved to 4.7 in 2000 from 4.5 in 1999 and accounts receivable days sales outstanding remained at 45.

Net cash provided by operating activities was $49.1 million in 2000 compared to $41.9 million in 1999, an increase of $7.2 million, primarily due to the aforementioned improvement in working capital. Net cash provided by operating activities was $41.9 million in 1999 compared to net cash used in operating activities of $8.6 million in 1998, an increase of $33.3 million primarily due to decreased use of cash for operating assets and liabilities and an increase in income from continuing operations in 1999.

Net cash used in investing activities decreased to $10.1 million in 2000 from $11.9 million in 1999 primarily as a result of fewer acquisitions during 2000. Net cash used in investing activities decreased to $11.9 million in 1999 from $36.3 million in 1998, primarily due to proceeds of $17.6 million from the sale of marketable securities.

Net cash used in financing activities of $41.7 million in 2000 resulted primarily from net repayments under the revolving credit agreement and other debt and purchases of the Company's common stock. Net cash used by financing activities of $29.8 million in 1999 resulted primarily from net repayments under the revolving credit agreement and purchases of the Company's common shares. Net cash provided by financing activities of $27.7 million in 1998 resulted primarily from net borrowings under the revolving credit agreement.

On January 31, 2000, the Company entered into a $125.0 million private placement shelf facility. The uncommitted loan facility provides Watsco a source of long term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit facility. The Company did not have any outstanding debt under this shelf facility at December 31, 2000. On February 7, 2001, the Company issued $30 million Senior Series A Notes bearing 7.07% interest under the private shelf facility. The Company's notes have an average life to maturity of 6 years with equal installments of $10 million beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is to be paid on a quarterly basis beginning on April 9, 2001. The Company used the net proceeds from the issuance of the notes for the repayment of a portion of its outstanding indebtedness under its revolver credit facility.

The Company has adequate availability of capital from operations, its revolving credit agreement and private placement shelf facility to fund present operations and anticipated growth, including expansion in its current and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no binding agreement with respect to any acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

Qualitative and Quantitative Disclosures about Market Risk

The Company's primary market risk exposure consists of interest rate risk. The Company's objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company uses interest rate swaps to manage net exposure to interest rate changes to its borrowings. These swaps are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading. See Notes 1 and 11 to Consolidated Financial Statements for further information.

The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The average interest rates on the variable rate debt and the average receive rate on the interest rate swaps were derived from implied forward three-month LIBOR curves.

                                    Expected Maturity Date
                                    ----------------------
                                     2001            2002
                                     ----            ----
Variable rate debt                     -            $315.0
Average interest rates              5.48%            5.48%

Interest rate swaps                    -             $60.0(1)
Average pay rate                    6.37%            6.37%
Average receive rate                4.88%            4.88%

   (1) At December 31, 2000, the Company's interest rate swap portfolio consisted of three swaps aggregating a notional value of $60.0 million and maturity dates ranging from 2002 to 2007.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - Deferral of the Effective Date of FASB Statement SFAS No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS No. 133, as amended, on January 1, 2001. The adoption of this accounting standard did not have a material impact on the Company's results of operations. Other comprehensive income was reduced by approximately $0.6 million, net of tax benefit of $0.4 million, as of January 1, 2001.

New Accounting Standards

In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." In June 2000, the SEC issued SAB 101B to defer the effective date of implementation of SAB 101 until the fourth quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company's revenue recognition policies are consistent with SAB 101.

In March 2000, the FASB issued FASB Interpretation ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation," which clarifies the application of Accounting Principles Board Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN 44 did not have a material effect on the Company's consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") issued 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 became effective in the fourth quarter of 2000. EITF 00-10 prohibits the netting of shipping and handling costs against shipping and handling revenues. EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items. The adoption of EITF 00-10 did not have a material effect on the Company's consolidated financial statements. Shipping and handling costs included in selling, general and administrative expenses amounted to $2.9 million, $2.4 million and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Safe Harbor Statement

This annual report contains statements which, to the extent they are not historical fact, constitute "forward-looking statements" under the securities laws. All forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward-looking statements. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws.

For additional information identifying some other important factors which may affect the Company's operations and markets and could cause actual results to vary materially from those anticipated in the forward looking statements, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion included in the Business section of the Company's Form 10-K under the heading "Business Risk Factors."

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                    Years Ended December 31,
(In thousands, except per share data)                       2000             1999              1998
- ----------------------------------------------------------------------------------------------------------
Revenue                                                 $1,306,642        $1,246,272       $1,062,265
Cost of sales                                              999,117           954,434          820,341
Cost of sales - restructuring                                4,269                 -                -
- ----------------------------------------------------------------------------------------------------------
Gross profit                                               303,256           291,838          241,924
Selling, general and administrative expenses               253,229           232,399          187,858
Restructuring costs                                          4,212                 -                -
- ----------------------------------------------------------------------------------------------------------
Operating income                                            45,815            59,439           54,066
- ----------------------------------------------------------------------------------------------------------
Other expense:
   Interest expense                                        (13,211)          (12,643)         (11,253)
   Investment write-down                                    (2,169)                -                -
- ----------------------------------------------------------------------------------------------------------
Total other expense                                        (15,380)          (12,643)         (11,253)
- ----------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes                                             30,435            46,796           42,813
Income taxes                                               (11,321)          (17,315)         (15,841)
- ----------------------------------------------------------------------------------------------------------
Income from continuing operations                           19,114            29,481           26,972
Discontinued operation, net of income taxes:
   Operating loss                                                -                 -             (800)
   Loss on sale                                                  -                 -             (981)
- ----------------------------------------------------------------------------------------------------------
Net income                                                 $19,114           $29,481          $25,191
==========================================================================================================


Basic earnings per share:
Income from continuing operations                            $0.72             $1.03            $0.99
Discontinued operation, net of income taxes:
   Operating loss                                                -                 -            (0.02)
   Loss on sale                                                  -                 -            (0.04)
- ----------------------------------------------------------------------------------------------------------
Net income                                                   $0.72             $1.03            $0.93
==========================================================================================================
Diluted earnings per share:
Income from continuing operations                            $0.69             $0.99            $0.94
Discontinued operation, net of income taxes:
   Operating loss                                                -                 -            (0.02)
   Loss on sale                                                  -                 -            (0.03)
- ----------------------------------------------------------------------------------------------------------
Net income                                                   $0.69             $0.99            $0.89
==========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
(In thousands, except share data)                                                     2000              1999
- -------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                       $    4,781       $    7,484
   Accounts receivable, net                                                           163,770          167,335
   Inventories                                                                        205,805          222,853
   Other current assets                                                                18,179           17,397
- -------------------------------------------------------------------------------------------------------------------
Total current assets                                                                  392,535          415,069
- -------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                            30,258           31,427
Intangible assets, net                                                                128,656          131,556
Other assets                                                                           12,021           10,128
- -------------------------------------------------------------------------------------------------------------------
                                                                                     $563,470         $588,180
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations                                        $    1,887       $    5,915
   Accounts payable                                                                    86,108           89,997
   Accrued liabilities                                                                 26,099           26,895
- -------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             114,094          122,807
- -------------------------------------------------------------------------------------------------------------------
Long-term obligations:
   Borrowings under revolving credit agreement                                        138,000          155,000
   Bank and other debt                                                                  2,878            4,415
- -------------------------------------------------------------------------------------------------------------------
Total long-term obligations                                                           140,878          159,415
- -------------------------------------------------------------------------------------------------------------------
Deferred income taxes and other liabilities                                             4,334            4,242
- -------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 11 and 12)

Shareholders' equity:
   Common Stock, $0.50 par value, 40,000,000 shares authorized,
     26,435,195 and  26,071,649 shares issued in 2000 and 1999, respectively           13,217           13,036
   Class B Common Stock, $0.50 par value, 4,000,000 shares authorized,
     3,157,407 and 3,181,628 shares issued in 2000 and 1999, respectively               1,579            1,591
   Paid-in capital                                                                    204,871          202,106
   Unearned compensation related to outstanding restricted stock                       (6,031)          (5,998)
   Accumulated other comprehensive income (loss), net of tax                              105             (669)
   Retained earnings                                                                  122,348          105,971
   Treasury stock, at cost, 3,095,513 and 1,346,200 shares of common
     stock in 2000 and 1999, respectively                                             (31,925)         (14,321)
- -------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                            304,164          301,716
- -------------------------------------------------------------------------------------------------------------------
                                                                                     $563,470         $588,180
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                          WATSCO, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                            Common Stock                                Accumulated
                                                and                                       Other
                                         Class B Common Stock   Paid-in   Unearned      Comprehensive  Retained  Treasury
(In thousands, except share data)        Shares       Amount   Capital   Compensation  Income (Loss)   Earnings   Stock    Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997           26,143,922    $13,072   $159,638      $(3,836)         -       $56,724        -   $225,598
Net income                                                                                             25,191              25,191
Changes in value of available-for-sale
     securities, net of income taxes                                                      (2,962)                          (2,962)
                                                                                                                         --------
Comprehensive income                                                                                                       22,229
                                                                                                                         --------
Contribution to 401(k) plan                42,805         21        749                                                       770
Issuances from exercise of stock options
     and employee stock purchase plan     369,796        185      3,179                                                     3,364
Tax benefit from exercise of stock options                          999                                                       999
Issuances for acquisitions              1,397,041        699     23,232                                                    23,931
Issuances of restricted shares of
     common stock                         127,500         63      2,188       (2,251)                                           -
Forfeitures of restricted shares
     of common stock                      (48,750)       (24)      (760)         784                                            -
Amortization of unearned compensation                                            252                                          252
Common stock dividends,
     $0.10 per share                                                                                   (2,575)             (2,575)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998           28,032,314     14,016    189,225       (5,051)     (2,962)      79,340         -   274,568
Net income                                                                                             29,481              29,481
Changes in value of available-for-
     sale securities, net of income taxes                                                  2,293                            2,293
                                                                                                                         --------
Comprehensive income                                                                                                       31,774
                                                                                                                         --------
Contribution to 401(k) plan                79,202         40        804                                                       844
Issuances from exercise of stock options
     and employee stock purchase plan     206,192        103      1,391                                                     1,494
Tax benefit from exercise of stock options                          508                                                       508

Issuances for acquisitions                842,569        421      8,929                                                     9,350
Issuances of restricted shares of
     common stock                          93,000         47      1,249       (1,296)                                           -
Amortization of unearned compensation                                            349                                          349
Common stock dividends,
     $0.10 per share                                                                                   (2,850)             (2,850)
Acquisition of common stock            (1,346,200)                                                               (14,321) (14,321)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999           27,907,077     14,627    202,106       (5,998)     (669)       105,971    (14,321) 301,716
Net income                                                                                             19,114              19,114
Changes in value of available-for-
     sale securities, net of income taxes                                                  774                                774
                                                                                                                         --------
Comprehensive income                                                                                                       19,888
                                                                                                                         --------
Contribution to 401(k) plan                85,906         43        947                                                       990
Issuances from exercise of stock options
     and employee stock purchase plan     171,419         85      1,161                                                     1,246
Tax benefit from exercise of stock options                          276                                                       276
Issuances of restricted shares of
     common stock                         127,000         63      1,144       (1,207)                                           -
Forfeitures of restricted shares of
     common stock                         (45,000)       (22)      (763)         785                                            -

Amortization of unearned compensation                                            389                                          389
Common stock dividends,
     $0.10 per share                                                                                   (2,737)             (2,737)
Acquisition of common stock            (1,749,313)                                                              (17,604)  (17,604)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000           26,497,089    $14,796   $204,871      $(6,031)      $105      $122,348  $(31,925) $304,164
=================================================================================================================================

     The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Years Ended December 31,
(In thousands)                                                       2000           1999                 1998
- --------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income from continuing operations                                 $  19,114      $  29,481         $  26,972
Adjustments to reconcile income from
   continuing operations to net cash
   provided by operating activities
   of continuing operations:
     Depreciation and amortization                                   12,260         11,240             8,981
     Provision for doubtful accounts                                  5,386          3,389             3,567
     Restructuring costs                                              6,981              -                 -
     Investment write-down                                            2,169              -                 -
     Net investment losses (gains)                                        -           (920)              330
     Deferred income taxes                                            1,241          1,120              (320)
     Non-cash stock contribution to 40l(k) plan                         990            844               770
     Tax benefit from exercise of stock options                         276            508               999
Changes in operating assets and liabilities,
 net of effects of acquisitions:
     Accounts receivable                                             (2,362)       (12,325)          (22,417)
     Inventories                                                     12,970        (10,320)          (12,285)
     Accounts payable and accrued liabilities                        (5,751)        23,992             3,699
     Other, net                                                      (4,214)        (5,115)           (1,708)
- -------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities
   of continuing operations                                          49,060         41,894             8,588
- -------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Business acquisitions, net of cash acquired                            (896)       (26,440)          (24,944)
Capital expenditures                                                 (7,032)        (6,236)           (9,987)
Purchases of marketable securities                                        -         (1,042)           (1,007)
Proceeds from the sale of marketable securities                           -         17,597                 -
Other, net                                                           (2,175)         4,250              (403)
- -------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities
   of continuing operations                                         (10,103)       (11,871)          (36,341)
- -------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net borrowings (repayments) under revolving
 credit agreement                                                   (17,000)       (13,000)           33,300
Net repayments of bank and other debt                                (5,565)        (1,111)           (6,360)
Net proceeds from issuances of common stock                           1,246          1,494             3,364
Common stock dividends                                               (2,737)        (2,850)           (2,575)
Acquisition of common stock                                         (17,604)       (14,321)                -
- -------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities
   of continuing operations                                         (41,660)       (29,788)           27,729
- -------------------------------------------------------------------------------------------------------------------
Net cash used in discontinued operation                                   -              -            (1,939)
Net increase (decrease) in cash and cash equivalents                 (2,703)           235            (1,963)
Cash and cash equivalents at beginning of year                        7,484          7,249             9,212
- -------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $  4,781       $  7,484          $  7,249
====================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands, except share data)

1.   Significant Accounting Policies

Nature of Operations
Watsco, Inc. and its subsidiaries (collectively the "Company" or "Watsco") is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States. The Company operates from 300 locations in 30 states.

Basis of Consolidation
The consolidated financial statements include the accounts of Watsco and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition
The Company recognizes revenue upon shipment of products or upon delivery of services. Substantially all customer returns are under warranty by the Company's manufacturers. Accordingly, the Company's risk of loss for customer returns is not material.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are stated at the lower of cost (first-in, first-out method) or market. Provision is made as necessary to reduce excess or obsolete inventories to their net realizable value.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 2-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or useful lives. Estimated useful lives for other depreciable assets range from 3-12 years. Depreciation and amortization related to property and equipment amounted to $8,259, $7,634 and $6,118 for the years ended December 31, 2000, 1999 and 1998, respectively.

Intangible Assets
Intangible assets, net of accumulated amortization of $13,273 and $9,987 at December 31, 2000 and 1999, respectively, consist of goodwill arising from the excess of the cost of acquired businesses over the fair value of their net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved. Amortization expense related to intangible assets amounted to $3,612, $3,257 and $2,611 for the years ended December 31, 2000, 1999 and 1998, respectively.

Investment Securities
Investments in marketable equity securities of $255 and $1,197 at December 31, 2000 and 1999, respectively, are included in other assets and are classified as available-for-sale. The Company records the securities at fair value with unrealized holding gains and losses, net of applicable income taxes, included as a separate component of shareholders' equity. Dividend and interest income are recognized when earned. The difference between cost and market was an unrealized holding gain of $105 in 2000 and a loss of $669, net of income tax expense of $62 in 2000 and income tax benefit of $392 in 1999. During the year ended December 31, 2000, the Company recorded a $2,169 write-down related to the permanent impairment of an investment in marketable securities held in one of the Company's primary competitors.

Derivative Financial Instruments
The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Under the swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. The Company does not hold or issue such financial instruments for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - Deferral of the Effective Date of FASB Statement SFAS No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS No. 133, as amended, on January 1, 2001. The adoption of this accounting standard did not have a material impact on the Company's results of operations. Other comprehensive income was reduced by approximately $600, net of tax benefit of $400, on January 1, 2001.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense amounted to $4,833, $5,179 and $3,538 for the years ended December 31, 2000, 1999 and 1998, respectively.

Self-insurance
The Company is self-insured for certain group health benefits. The Company has limited its exposure by maintaining excess and aggregate liability coverages. Self-insurance reserves are established based on claims filed and estimates of claims incurred but not reported. The estimates are based on data provided by the respective claims administrators.

Income Taxes
The Company provides for federal and state income taxes currently payable, as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return.

Stock-Based Compensation
As described in Note 7, the Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Earnings Per Share
Basic earnings per share is computed by dividing net income by the total of the weighted average number of shares outstanding. Diluted earnings per share additionally assumes, if dilutive, any added dilution from common stock equivalents.

Shares used to calculate earnings per share are as follows:

Years Ended December 31,                           2000              1999             1998
- -------------------------------------------------------------------------------------------------
Weighted average shares outstanding             26,549,211       28,498,683        27,147,622
Dilutive stock options and restricted
       shares of common stock                    1,243,821        1,242,157         1,542,842
- -------------------------------------------------------------------------------------------------
Shares for diluted earnings per share           27,793,032       29,740,840        28,690,464
=================================================================================================
Stock options and restricted shares of
     common stock outstanding which
     are not included in the calculation of
     diluted earning because their impact
     is antidilutive                             2,886,251        1,565,868           284,625
=================================================================================================

Comprehensive Income
Comprehensive income consists of net income and changes in the value of available-for-sale securities at December 31, 2000, 1999 and 1998. The accumulated balances related to changes in the value of available-for-sale securities for comprehensive income are as follows:

Years Ended December 31,                                                     2000                  1999              1998
- ---------------------------------------------------------------------------------------------------------------------------
Unrealized holding losses arising during the period, net
     of income tax benefit of $27, $382 and $1,740,
     respectively                                                         $  (45)                $  (651)          $  (2,962)
Reclassification adjustment for losses realized
      in income, net of income tax of $1,729                                   -                   2,944                   -
Reclassification adjustment for losses realized from the
     write-down of marketable securities, net of income
     tax of $480                                                             819                       -                   -
- ----------------------------------------------------------------------------------------------------------------------------
Changes in value of available-for-sale
    securities, net of income taxes                                         $774                 $2,293              $(2,962)
============================================================================================================================

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation.

New Accounting Pronouncements
In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." In June 2000, the SEC issued SAB 101B to defer the effective date of implementation of SAB 101 until the fourth quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company's revenue recognition policies are consistent with SAB 101.

In March 2000, the FASB issued FASB Interpretation ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation," which clarifies the application of APB Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN 44 did not have a material effect on the Company's consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") issued 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 became effective in the fourth quarter of 2000. EITF 00-10 prohibits the netting of shipping and handling costs against shipping and handling revenues. EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items. The adoption of EITF 00-10 did not have a material effect on the Company's consolidated financial statements. Shipping and handling costs included in selling, general and administrative expenses amounted to $2,914, $2,379 and $971 for the years ended December 31, 2000, 1999 and 1998, respectively.

2.   Supplier Concentration

The Company has distribution agreements with five key equipment suppliers. Purchases from these five suppliers comprised 46%, 43% and 39% of all purchases made in 2000, 1999 and 1998, respectively. The Company's largest supplier accounted for 16%, 18% and 17% of all purchases made in 2000, 1999 and 1998, respectively. Any significant interruption by the manufacturers or a termination of a distribution agreement could temporarily disrupt the operations of certain subsidiaries. The Company believes that its sales of other complementary equipment products and continued emphasis to expand sales of parts and supplies are mitigating factors against this risk.

3.   Discontinued Operations

In November 1997, the Company's Board of Directors approved a plan to dispose of the Company's manufacturing operation, Watsco Components, Inc. ("Components"). In May 1998, the Company sold substantially all the operating assets of Components to International Comfort Products Corporation ("ICP") in exchange for approximately $16,649 of ICP's common stock. The results of Components have been accounted for as a discontinued operation and the consolidated financial statements presented herein report separately the net assets, net cash flows and operating results of this discontinued operation.

Unaudited summarized results for the discontinued operation are as follows:

Year Ended December 31,                                            1998
- ---------------------------------------------------------------------------
Revenue                                                          $  8,861
- ---------------------------------------------------------------------------
Loss before income taxes                                         $ (1,270)
Income tax benefit                                                    470
- ---------------------------------------------------------------------------
Net loss                                                         $   (800)
===========================================================================

Income before income taxes includes allocated interest expense of $177 in 1998. Interest expense was allocated to Components based on a ratio of the net assets of the discontinued operation to the total Company's consolidated net assets.

4.   Property and Equipment, net

Property and equipment, net, consists of:

December 31,                                     2000               1999
- -----------------------------------------------------------------------------
Land, buildings and improvements                 $17,698          $17,008
Machinery, vehicles and equipment                 34,643           34,838
Furniture and fixtures                            19,127           14,977
- -----------------------------------------------------------------------------
                                                  71,468           66,823
Less: accumulated depreciation
   and amortization                              (41,210)         (35,396)
- -----------------------------------------------------------------------------
                                                 $30,258          $31,427
=============================================================================

5.       Long-Term Obligations

Revolving Credit Agreement

The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $315,000, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement aggregated $138,000 and $155,000 in 2000 and 1999, respectively, and bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .6% and LIBOR plus .5% as of December 31, 2000 and 1999, respectively). The Company must pay a variable commitment fee on the unused portion of the commitment. The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company was in compliance with all covenants at December 31, 2000. See Note 11 for details regarding related interest rate swap agreements designated as hedges.

Bank and Other Debt

Bank and other debt (net of current portion) of $2,878 and $4,415 at December 31, 2000 and 1999, respectively, primarily consists of promissory notes issued for business acquisitions and capital leases on equipment. Interest rates on bank and other debt range from 5% to 13% and mature at varying dates through 2008. Annual maturities of long-term obligations for the years subsequent to December 31, 2000 are as follows: $1,887 in 2001, $1,503 in 2002, $474 in 2003,
$419 in 2004, $180 in 2005 and $302 thereafter.

On January 31, 2000, the Company entered into a $125,000 private placement shelf facility. The uncommitted loan facility provides Watsco a source of long term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit facility. At December 31, 2000, the Company did not have any outstanding debt under this shelf facility. See Note 14 for drawings made subsequent to December 31, 2000.

Total cash payments for interest were $12,499, $13,183 and $11,424 for the years ended December 31, 2000, 1999 and 1998, respectively.

6.   Income Taxes

The income tax provision on income from continuing operations consists of:

Years Ended December 31,               2000             1999             1998
- ----------------------------------------------------------------------------------------
Federal                              $11,087           $16,489           $15,211
State                                    234               826               630
- ----------------------------------------------------------------------------------------
                                     $11,321           $17,315           $15,841
========================================================================================
Current                              $10,080           $16,195           $16,161
Deferred                               1,241             1,120              (320)
- ----------------------------------------------------------------------------------------
                                     $11,321           $17,315           $15,841
========================================================================================

A reconciliation of the provision for federal income taxes on income from continuing operations from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

Years Ended December 31,                  2000              1999            1998
- ----------------------------------------------------------------------------------------
Federal statutory rate                    35.0%             35.0%             35.0%
State income taxes, net of federal benefit 2.2               2.0               2.0
- ----------------------------------------------------------------------------------------
                                          37.2%             37.0%             37.0%
========================================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

December 31,                                              2000            1999
- ----------------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable reserves                            $2,593            $1,234
Capitalized inventory costs and inventory reserves       2,453             6,163
Unrealized loss on investments                             807               392
Net operating loss carryforwards of subsidiary             487               487
Other                                                    1,099                 -
- ----------------------------------------------------------------------------------------
                                                         7,439             8,276
- ----------------------------------------------------------------------------------------
Deferred tax liabilities:
Deductible goodwill                                     (3,938)           (3,415)
Depreciation and amortization                             (437)             (528)
Other                                                     (901)             (475)
- ----------------------------------------------------------------------------------------
                                                        (5,276)           (4,418)
- ----------------------------------------------------------------------------------------
Net deferred tax assets (1)                             $2,163            $3,858
========================================================================================

(1) Net deferred tax assets of $5,718 and $7,159 have been included in the consolidated balance sheet in "Other current assets" at December 31, 2000 and 1999, respectively.

A subsidiary of the Company has available net operating loss carryforwards ("NOLs") of $1,392, which are available to offset future taxable income in equal annual amounts of $278 through 2005. SFAS No. 109, "Accounting for Income Taxes," requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent taxable income and expectations for the future, that taxable income of the subsidiary will be sufficient to fully utilize the available NOLs.

Total cash payments for income taxes were $11,247, $15,745 and $17,396 for the years ended December 31, 2000, 1999 and 1998, respectively.

7. Stock Option and Benefit Plans

Stock Option Plans
At December 31, 2000, the Company had two stock option plans. Under the 1991 Stock Option Plan (the "1991 Plan"), options for an aggregate of 6,750,000 shares of Common Stock and Class B Common Stock may be granted. Options as to 4,417,170 of Common Stock and 2,223,872 of Class B Common Stock have been granted through December 31, 2000. The terms of the 1991 Plan require the option price per share be equivalent to the fair market value of the underlying common stock on the date of grant. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Option Committee of the Board of Directors. The 1983 Executive Stock Option Plan (the "1983 Plan") expired in February 1993; therefore, no additional options may be granted. Options as to 36,158 shares of Common Stock are outstanding under the 1983 Plan at December 31, 2000. Options under the 1983 Plan are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. Under either plan, the Option Committee may waive the vesting period and permit options to be exercised immediately. There were 108,958 shares of common stock reserved for future grants as of December 31, 2000 under the 1991 Plan.

A summary of option activity is shown below:

                                            2000                    1999                     1998
                                    ---------------------   ----------------------     -------------------
                                             Weighted-                   Weighted-                Weighted-
                                              Average                     Average                  Average
                                             Exercise                    Exercise                 Exercise
                                    Options     Price         Options      Price        Options     Price
- ----------------------------------------------------------------------------------------------------------

Outstanding on January 1,           4,157,833    $11.23        3,747,830   $10.75       2,954,255     $8.47
Granted                             1,121,289      9.39          703,000    13.46       1,075,999     16.70
Exercised                             (91,275)     5.84         (140,210)    5.56        (205,874)     5.73
Forfeited                            (264,751)    13.75         (152,787)   14.98         (76,550)    19.82
- -----------------------------------------------------------------------------------------------------------
Outstanding on  December 31,        4,923,096    $10.78        4,157,833   $11.23       3,747,830    $10.75
===========================================================================================================
Options exercisable at end of year  3,158,851    $10.01        2,650,365    $8.87       2,200,986     $6.97
===========================================================================================================

The following sets forth certain information with respect to those stock options outstanding on December 31, 2000:

                                 Options Outstanding                        Options Exercisable
- ---------------------------------------------------------------------    ----------------------------------
                                              Weighted-     Weighted-                             Weighted-
                             Number            Average       Average              Number           Average
                           Outstanding at     Exercise      Remaining         Outstanding at      Exercise
                         December 31, 2000       Price    Contractual Life  December 31, 2000       Price
- -----------------------------------------------------------------------------------------------------------
$2.32 - $5.00                   1,287,194        $3.84         2.2              1,287,194            $3.84
$5.01 - $10.00                  1,067,151         8.28         8.2                319,068             7.56
$10.01-$15.00                     990,750        13.26         8.0                381,266            13.46
$15.01-$20.00                   1,523,288        16.41         6.7              1,139,936            16.19
$20.01-$23.17                      54,713        21.55         6.1                 31,387            21.47
- -----------------------------------------------------------------------------------------------------------
                                4,923,096       $10.78         6.1              3,158,851           $10.01
===========================================================================================================

Employee Stock Purchase Plan
Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 800,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 2000, 1999, and 1998 employees purchased 77,822, 70,909 and 163,123 shares of Common Stock at an average price of $8.54, $11.52 and $14.13 per share, respectively. At December 31, 2000, 274,209 shares remained available for purchase under the plan.

The Company accounts for its stock option plans and employee stock purchase plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized in the consolidated statements of income. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, the Company's pro forma net earnings and earnings per share would be as follows:

Years Ended December 31,                               2000            1999           1998
- -------------------------------------------------------------------------------------------------
Net income                          As reported        $19,114        $29,481         $25,191
                                    Pro forma          $14,853        $25,823         $22,088

Basic earnings per share            As reported          $0.72          $1.03          $0.93
                                    Pro forma            $0.56          $0.91          $0.81

Diluted earnings per share          As reported          $0.69          $0.99          $0.89
                                    Pro forma            $0.53          $0.87          $0.78

The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

The weighted-average fair value at date of grant for stock options granted during 2000, 1999 and 1998 was $6.56, $7.64 and $8.19, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,                                2000         1999         1998
- ----------------------------------------------------------------------------------------
Expected life in years                                   7.7          8.2         6.0
Risk-free interest rate                                  5.1%         6.1%        4.8%
Expected volatility                                     71.5%        43.3%       43.3%
Dividend yield                                           0.8%         0.5%        0.5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The Company's stock-based compensation arrangements have characteristics significantly different from those of traded options, and changes in the subjective input assumptions used in valuation models can materially affect the fair value estimate. As a result, the existing models may not necessarily provide a reliable single measure of the fair value of its stock-based compensation.

Restricted Stock
During 2000, 1999 and 1998, certain employees were granted an aggregate of 127,000, 93,000 and 127,500 shares, respectively, of the Company's common stock, subject to certain significant restrictions. The restrictions lapse upon attainment of retirement age or under other circumstances. During 2000 and 1998, 45,000 and 48,750 shares, respectively, were forfeited upon certain employee terminations. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the respective retirement age of each employee. Total amortization expense related to the restricted shares amounted to $389, $349 and $252 for the years ended December 31, 2000, 1999 and 1998, respectively.

401(k) Plan
The Company has a profit sharing retirement plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 2000, 1999 and 1998, the aggregate contribution to the plan was $998, $893 and $790, respectively.

8.   Acquisitions

The Company has completed various acquisitions, all of which have been accounted for under the purchase method of accounting. Accordingly, their results of operations have been included in the consolidated statements of income beginning on their respective dates of acquisition.

During 2000, the Company completed the acquisition of a refrigeration equipment distributor in Florida for cash consideration of $896.

During 1999, the Company completed the acquisition of six wholesale distributors of air conditioning and heating products and one staffing service franchise for cash consideration of $26,440 (net of cash acquired), including repayment of debt totaling $4,592, the issuance of a $6,098 promissory note and 842,569 shares of Common Stock having a fair value of $9,350.

During 1998, the Company completed the acquisition of 11 wholesale distributors of air conditioning and heating products and six staffing service franchises for cash consideration of $24,944 (net of cash acquired) and the issuance of 1,397,041 shares of Common Stock having a fair value of $23,931.

The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1998 is as follows:

Years Ended December 31,                                   1999              1998
- ----------------------------------------------------------------------------------------
Revenue                                                 $1,282,621        $1,225,881
Income from continuing operations                          $32,175           $32,061
Diluted earnings per share from continuing operations        $1.07             $1.06

The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired on January 1, 1998 for the years presented or of future results of operations. The 2000 acquisition was not material to the Company's operations.

The purchase price allocations for business combinations are as follows:

Years Ended December 31,                              2000            1999             1998
- ---------------------------------------------------------------------------------------------
Accounts receivable, net                              $383          $13,453           $18,644
Inventories                                            476            9,941            16,988
Property and equipment, net                             20            1,625             4,697
Intangible assets                                      256           24,413            33,337
Other assets                                             -            1,629               915
Accounts payable and accrued expenses                 (239)          (9,173)          (17,570)
Long-term debt                                           -           (6,098)           (8,136)
Fair value of common stock issued                        -           (9,350)          (23,931)
- ----------------------------------------------------------------------------------------------
Cash used in acquisitions, net of
cash acquired                                         $896          $26,440           $24,944
=============================================================================================

9.     Restructuring and Non-Cash Charges

During the fourth quarter of 2000, the Company's Board of Directors approved plans adopted by certain business units of the Company to improve operating efficiency and profitability. These initiatives eliminate certain underperforming locations, reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other nonproductive SKUs. In connection with these restructuring activities, 25 locations closed in 2000 and 7 locations will close in 2001. The Company expects to complete these restructuring activities by December 31, 2001.

In accordance with Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SEC Staff Accounting Bulletin No. 100, "Restructuring & Impairment Charges," the Company recorded restructuring charges of $8,481 ($5,326 after-tax) during the fourth quarter of 2000. A portion of this restructuring charge ($4,269 on a pre-tax basis) relates to the valuation of inventory to be disposed of and has been classified in cost of sales.

Selected information relating to the restructuring charge follows:

                                               Restructuring                                                  Restructuring
                                                charge for the          Write-down of                          liability or
                                                  year ended             assets to net       Cash         valuation reserves at
                                              December 31, 2000       realizable value      payments        December 31, 2000
- -------------------------------------------- -----------------------------------------------------------------------------------

Discontinued product lines                          $4,269                  (785)               -                $3,484
Noncancelable lease obligations                      1,541                     -             (347)                1,194
Write-down of accounts receivable                      924                  (894)               -                    30
Employee severance and benefits                        326                     -             (272)                   54
Write-down of property and equipment                   185                  (147)               -                    38
Other                                                1,236                     -             (881)                  355
- -----------------------------------------------------------------------------------------------------------------------
Total                                               $8,481                (1,826)          (1,500)               $5,155
=======================================================================================================================

At December 31, 2000, valuation reserves of $3,484 and $30, respectively, are netted against related asset balances - inventory and accounts receivable, net and the $1,641 restructuring liability is included in accrued liabilities in the consolidated balance sheets.

Also in the fourth quarter of 2000, the Company recorded non-cash charges of $788 related to additional inventory reserves, $1,731 related to accounts receivable valuation reserves in its manufactured housing subsidiaries and $2,169 related to the write-down of an impaired investment in one of the Company's primary competitors.

On an after-tax basis, restructuring and other non-cash charges were $8,270.

10.  Shareholders' Equity

Common Stock and Class B Common Stock share equally in the earnings of the Company and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes;
(ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock and (iv) Class B Common Stock is convertible at any time into Common Stock on a one-for-one basis at the option of the shareholder.

The Company's Board of Directors authorized the repurchase, at management's discretion, of up to 4,500,000 shares of the Company's stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. The Company purchased 1,749,313 shares at a cost of $17,604 in 2000 and 1,346,200 shares at a cost of $14,321, bringing the total purchased to 3,095,513 shares at a cost of $31,925.

11.   Financial Instruments

Recorded Financial Instruments
The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations.

At December 31, 2000 and 1999, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short term nature of these instruments.

The fair values of borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments
The Company uses interest rate swaps to alter the interest rate risk profile related to outstanding borrowings under its revolving credit agreement, thereby altering the Company's exposure to changes in interest rates. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments ranging from 6.25% to 6.49% in 2000 and 1999. At December 31, 2000, the Company's interest rate swap portfolio consisted of several swaps aggregating a notional value of $60,000 and maturity dates ranging from 2002 to 2007. At December 31, 1999, the Company's interest rate swap portfolio consisted of several swaps totaling a notional value of $60,000 and maturity dates ranging from 2002 to 2007 and a single swap with a notional value of $70,000 that matured on January 26, 2000 and was used to hedge a short-term interest rate increase related to Year 2000 systems issues.

At December 31, 2000 and 1999, respectively, the Company is contingently liable under standby letters of credit aggregating approximately $2,300 and $7,300 that were primarily used as collateral for promissory notes issued in connection with certain acquisitions. The Company does not expect any material losses to result from the issuance of the standby letters of credit because performance is not expected to be required. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 2000 and 1999, the allowance for doubtful accounts was $6,970 and $5,564, respectively. Although the Company believes its allowance is sufficient, the amount the Company ultimately realizes could differ materially in the near-term from the amount reported above.

12.  Commitments and Contingencies

At December 31, 2000, the Company is obligated under non-cancelable operating leases of real property and equipment used in its continuing operations for minimum annual rentals as follows: $25,852 in 2001, $22,914 in 2002, $17,858 in 2003, $13,750 in 2004, $9,560 in 2005 and $15,865 thereafter. Rental expense for continuing operations for the years ended December 31, 2000, 1999 and 1998 was $26,462, $25,831 and $21,911, respectively.

The Company and its subsidiaries are involved in litigation incidental to the operation of the Company's business. The Company vigorously defends all matters in which the Company or its subsidiaries are named defendants and, for insurable losses, maintains significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. In the opinion of the Company, although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability associated with any claims or litigation in which the Company or its subsidiaries are involved will not materially affect the Company's financial condition or results of operations.

13.   Segment Information

The Company's primary business is the operation of a distribution network selling air conditioning, heating and refrigeration equipment and related parts and supplies. The Company also operates Dunhill, a national temporary staffing and permanent employment services business, which is immaterial (as defined in SFAS 131) to the Company's financial results, net assets and net cash flows. Accordingly, there is no segment information reportable in these notes to the consolidated financial statements.

14.   Subsequent Events

On February 7, 2001, the Company issued $30,000 Senior Series A Notes bearing 7.07% interest under its private placement shelf facility (see Note 5). The Company's notes have an average life to maturity of 6 years with equal installments of $10,000 beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is to be paid on a quarterly basis beginning on April 9, 2001. The Company used the net proceeds from the issuance of the notes for the repayment of a portion of its outstanding indebtedness under its revolver credit facility.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Watsco, Inc.:

   We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Miami, Florida,
  February 5, 2001 (except with respect to the matter discussed in Note 14, as to which the date is February 7, 2001).

                          WATSCO, INC. AND SUBSIDIARIES
                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 1st         2nd          3rd         4th
(In thousands, except per share data)        Quarter       Quarter      Quarter     Quarter        Total
- ---------------------------------------------------------------------------------------------------------
Year ended December 31, 2000:
Revenue (3)                                  $286,344     $370,832      $360,633     $288,833   $1,306,642
Gross profit                                   67,467       87,780        85,345       62,664      303,256
- ----------------------------------------------------------------------------------------------------------
Net income (loss)                              $3,054      $12,620       $11,913      $(8,473)     $19,114
==========================================================================================================
Diluted earnings (loss) per share (1), (2)      $0.11        $0.45         $0.43      $(0.32)        $0.69
==========================================================================================================

Year ended December 31, 1999:

Revenue (3)                                  $260,383     $346,124      $349,355     $290,410   $1,246,272
Gross profit                                   61,274       80,779        80,703       69,082      291,838
- ----------------------------------------------------------------------------------------------------------
Net income                                     $2,447      $11,577       $11,802       $3,655      $29,481
==========================================================================================================
Diluted earnings per share (1)                  $0.08        $0.39         $0.40        $0.13        $0.99
==========================================================================================================


(1) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

(2) During the 4th Quarter of 2000, the Company recorded restructuring and other non-cash charges of $8,270 or $0.30 per share on an after-tax basis, as more fully described in Note 9 of the consolidated financial statements.

(3) Sales of residential central air conditioners, heat equipment and parts and supplies distributed by the Company have historically been seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2000, 1999 and 1998. At March 28, 2001, excluding shareholders with stock in street name, the Company had 560 Common Stock shareholders of record and 275 Class B Common Stock shareholders of record.

                                           Common               Class B         Cash Dividends
                                       High       Low       High        Low   Common     Class B
==================================================================================================
Year Ended December 31, 2000:
   Fourth quarter                     $12.040     $ 8.890   $11.812    $ 9.000   $.025      $.025
   Third quarter                       13.938      10.050    13.625     10.250    .025       .025
   Second quarter                      15.750      10.438    15.937     10.500    .025       .025
   First quarter                       12.500       8.375    12.812      8.875    .025       .025
==================================================================================================
Year Ended December 31, 1999:
   Fourth quarter                     $13.125     $ 9.750   $12.875    $ 9.750   $.025      $.025
   Third quarter                       17.438      10.375    17.063     10.375    .025       .025
   Second quarter                      19.875      14.625    19.750     14.500    .025       .025
   First quarter                       18.625      11.250    18.188     13.500    .025       .025
==================================================================================================
Year Ended December 31, 1998:
   Fourth quarter                     $19.125     $14.375    $19.500   $14.000   $.025      $.025
   Third quarter                       23.531      12.062     23.328    12.250    .023       .023
    Second quarter                     23.796      16.671     23.421    18.000    .023       .023
    First quarter                      20.000      15.828     19.921    16.015    .023       .023
==================================================================================================