Form 10-K405, Exhibit 13
period 2001-12-31
WATSCO INC
filed 2002-03-29
CIK 105016

                                                                      Exhibit 13

                          WATSCO, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31,
(In thousands, except per share data)    2001(1)      2000(2)       1999         1998         1997
-----------------------------------------------------------------------------------------------------

OPERATIONS
Revenue                                $1,238,646   $1,310,166   $1,249,550   $1,062,265   $  679,931
Gross profit                              299,040      306,780      295,116      241,924      152,788
Operating income                           48,324       45,815       59,439       54,066       34,793
Income from continuing operations(3)       24,441       19,114       29,481       26,972       19,368
=====================================================================================================

SHARE DATA (4)
Diluted earnings per share
   from continuing operations          $     0.90   $     0.69   $     0.99   $     0.94   $     0.72
Cash dividends declared per share:
   Common Stock                        $     0.10   $     0.10   $     0.10   $     0.10   $     0.09
   Class B Common Stock                      0.10         0.10         0.10         0.10         0.09

Weighted average shares outstanding
   for diluted earnings per share          27,251       27,793       29,741       28,690       26,780
Common stock outstanding                   26,745       26,497       27,907       28,032       26,144
=====================================================================================================

BALANCE SHEET INFORMATION
Total assets                           $  520,820   $  563,470   $  588,180   $  535,323   $  429,070
Long-term obligations                     101,900      140,878      159,415      172,301      137,276
Shareholders' equity                      322,420      304,164      301,716      274,568      225,598
=====================================================================================================

     (1) During 2001, the Company recorded restructuring and other non-cash charges of $5,795 ($3,691 or $0.14 per share on an after-tax basis), as more fully described in Note 9 to the consolidated financial statements.

     (2) During 2000, the Company recorded restructuring and other non-cash charges of $13,169 ($8,270 or $0.30 per share on an after-tax basis), as more fully described in Note 9 to the consolidated financial statements.

     (3) Excludes the results of the Company's manufacturing operation, which was accounted for as a discontinued operation in 1997 and 1998.

     (4) Share data includes the effect of a three-for-two stock split effected on August 14, 1998.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Watsco, Inc. and its subsidiaries (collectively, the "Company" or "Watsco") is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies ("HVAC") in the United States. The Company has two business segments - the HVAC distribution ("Distribution") segment, which accounted for 96% of 2001 revenue and presently operates from 284 locations in 30 states and a national temporary staffing and permanent placement services ("Staffing") segment, which accounted for 4% of 2001 revenue. Included in the Distribution segment are operations that sell products specifically designed for the manufactured housing market.

The following table sets forth, as a percentage of revenue, the Company's consolidated statement of income data for the years ended December 31, 2001, 2000 and 1999.

                                                 2001         2000         1999
--------------------------------------------------------------------------------
Revenue                                         100.0%       100.0%       100.0%
Cost of sales                                    75.9         76.3         76.4
Cost of sales - restructuring                      --           .3           --
--------------------------------------------------------------------------------
Gross profit                                     24.1         23.4         23.6
Selling, general and
   administrative expenses                       20.0         19.6         18.8
Restructuring costs                                .2           .3           --
--------------------------------------------------------------------------------
Operating income                                  3.9          3.5          4.8
Interest expense                                  (.8)        (1.0)        (1.0)
Investment write-down                              --          (.1)          --
Income taxes                                     (1.1)         (.9)        (1.4)
--------------------------------------------------------------------------------
Net income                                        2.0%         1.5%         2.4%
================================================================================

The following table sets forth revenue by business segment for the years ended December 31, 2001, 2000 and 1999.

                      2001                2000                1999
-------------------------------------------------------------------------
Distribution    $1,194,587    96%   $1,243,208    95%   $1,185,366    95%
Staffing            44,059     4%       66,958     5%       64,184     5%
-------------------------------------------------------------------------
Total revenue   $1,238,646   100%   $1,310,166   100%    1,249,550   100%
=========================================================================

The following narratives include the results of operations acquired during 2000 and 1999. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. Data presented in the following narratives referring to "same-store basis" exclude the effects of operations acquired or locations opened and closed during the prior twelve months.

Consolidated Comparison of Year Ended December 31, 2001 with Year Ended December 31, 2000

Consolidated revenue in 2001 decreased $71.5 million, or 5%, over 2000. Revenue results were primarily impacted by the closure of locations, the discontinuance of certain under performing product lines in the Distribution segment and lower sales demand in the Staffing segment.

Distribution segment revenue in 2001 decreased $48.6 million, or 4%, over 2000. On a same-store basis, revenue in the Distribution segment decreased $29.2 million, or 2%, over 2000, including a $13.2 million or 1% same-store sales decline in residential and light commercial HVAC products. The decrease in revenue is attributable to the closure of 42 locations, the discontinuance of certain under performing product lines during 2001 and 2000 and an 18% decline in sales in the manufactured housing operations. The manufactured housing operations, which represented 9% of the Distribution segment's revenue, continue to be affected by a tightened financing market for home dealers and consumers. Staffing segment revenue in 2001 decreased $22.9 million, or 34%, over 2000. This decrease is primarily attributable to lower sales demand due to the economic softness experienced in the United States in 2001 and the effect of 7 location closures during 2001. On a same-store basis, revenue in 2001 decreased $16.3 million, or 27%, over 2000.

Consolidated gross profit in 2001 decreased $7.7 million, or 3%, over 2000, primarily as a result of the aforementioned revenue decrease offset by gross profit margin improvement in the Distribution segment. Gross profit margin increased to 24.1% in 2001 from 23.4% in 2000, primarily as a result of improved pricing disciplines and improved vendor programs in the Distribution segment. Excluding restructuring charges, gross profit margin increased to 24.1% in 2001 from 23.7% in 2000. On a same-store basis and excluding restructuring charges incurred in 2001 and 2000, the Company's Distribution segment gross profit decreased $.5 million, or .2%.

Consolidated selling, general and administrative expenses in 2001 decreased $8.9 million, or 3.5%, over 2000, primarily due to the cost savings attributable to the closure of 42 locations in the Distribution segment and 7 locations in the Staffing segment. Selling, general and administrative expenses, excluding restructuring charges of $2.9 million and $4.2 million, in 2001 and 2000, respectively, as a percent of revenue increased to 20.0% in 2001 from 19.6% in 2000. Such increase was primarily due to operating inefficiencies resulting from lower than expected sales volume in the Staffing segment and in the Distribution segment's manufactured housing operations. On a same-store basis and excluding restructuring charges incurred in 2001 and 2000, the Company's Distribution segment selling, general and administrative expenses decreased $3.6 million or 2% and as a percent of revenue selling, general and administrative expenses increased to 18.9% in 2001 from 18.7% in 2000.

Interest expense, net in 2001 decreased $3.3 million, or 25%, from 2000 primarily due to 20% lower average daily borrowings during the year and lower interest rates.

The effective tax rate declined to 36.3% in 2001 from 37.2% in 2000 following the implementation of tax planning strategies.

Consolidated Comparison of Year Ended December 31, 2000 with Year Ended December 31, 1999

Consolidated revenue in 2000 increased $60.6 million, or 5%, over 1999, primarily due to the revenue increase in the Distribution segment.

Distribution segment revenue in 2000 increased $57.8 million, or 5% over 1999. On a same-store basis, revenue in the Distribution segment increased $42.4 million, or 4%, over 1999, including a $64.1 million or 6%, same-store sales increase in residential and light commercial HVAC products. The Company's sales in the manufactured housing operations which represented 9% of the Distribution segment's revenue, declined primarily as a result of a tightened financing market for home dealers and consumers. Staffing segment revenue in 2000 increased $2.8 million, or 4%, over 1999. On a same-store basis, revenue in 2000 increased $1.8 million, or 3%.

Consolidated gross profit in 2000 increased $11.7 million, or 4%, over 1999, primarily as a result of the aforementioned revenue increase. Gross profit margin decreased to 23.4% in 2000 from 23.6% in 1999, primarily as a result of restructuring charges relating to discontinued product lines and to the elimination of other unproductive SKUs. Excluding restructuring charges, gross profit margin increased to 23.7% in 2000 from 23.6% in 1999. The increase in gross profit margin is primarily attributable to enhanced focus on margins in certain markets and contribution from expanded vendor programs in the Distribution segment. On a same-store basis and excluding restructuring charges incurred in 2000, the Company's Distribution segment gross profit increased $12.2 million, or 5%.

Consolidated selling, general and administrative expenses in 2000 increased $21.1 million, or 9%, over 1999, primarily due to the full-year impact of selling, general and administrative expenses of companies acquired in late 1999 and increased sales activity. Selling, general and administrative expenses, excluding restructuring charges of $4.2 million in 2000, as a percent of revenue increased to 19.6% in 2000 from 18.8% in 1999. Such increase was primarily due to the inability to leverage the fixed cost structures against lower than expected sales volume, operating inefficiencies caused by lower business volume in the Distribution segment's manufactured housing operations and additional costs incurred to support expanded product lines. On a same-store basis and excluding restructuring charges incurred in 2000, the Company's Distribution segment selling, general and administrative expenses increased $14.0 million, or 7%, and as a percent of revenue, selling, general and administrative expenses increased to 18.8% in 2000 from 18.3% in 1999.

A write-down of $2.2 million was recorded in 2000 for an impairment of an investment in marketable securities of one of the Company's primary competitors.

Interest expense, net in 2000 increased $.6 million, or 4%, from 1999 primarily due to 8% lower average daily borrowings during the year, offset by an increase in the effective interest rate from 6.6% to 7.2%.

The effective tax rate was 37.2% and 37.0% in 2000 and 1999, respectively.

Restructuring and Non-Cash Charges

During 2001 and 2000, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other nonproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. Accordingly, the Company recorded significant restructuring and non-cash charges as follows.

2001 Restructuring Plan

In September 2001, the Company's Board of Directors ("Board") approved plans to integrate the operations of the Company's manufactured housing subsidiaries, close locations in the Distribution and Staffing segments and exit certain licensee relationships in the Staffing segment (the "2001 Restructuring Plan"). In connection with the 2001 Restructuring Plan, 6 distribution locations will close during 2002 and 7 staffing locations closed in 2001.

The Company recorded restructuring charges of $3.4 million ($2.2 million after-tax and $0.08 per share on a diluted basis) during the third quarter of 2001 in accordance with Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SEC Staff Accounting Bulletin ("SAB") No. 100, "Restructuring & Impairment Charges." The pre-tax charges are comprised of $1.4 million related to non-cancelable lease obligations, $1.3 million related to the write-down of assets impaired as a result of the restructuring activities, $.4 million for facility exit costs and $.3 million for an inventory valuation reserve for discontinued product lines. The portion of the restructuring charge that relates to the valuation of inventory to be disposed of has been classified in cost of sales in the consolidated statement of income for the year ended December 31, 2001. During the year ended December 31, 2001, the Company reversed restructuring charges of $.2 million, primarily due to lease buy-outs settled at more favorable terms than expected. The 2001 Restructuring Plan initiatives are expected to be completed in 2002.

Also during the third quarter of 2001, the Company recorded non-cash charges of $1.1 million for the write-off of an asset related to a supply arrangement in the Distribution segment, $.8 million for additional accounts receivable valuation reserves in the Staffing segment and $.7 million related to a terminated licensee's workers compensation program in the Staffing segment. Non-cash charges are included in selling, general and administrative expenses, except for the charge related to the worker's compensation program, which is included in cost of sales in the consolidated statement of income for the year ended December 31, 2001.

On an after-tax basis restructuring and other non-cash charges were $3.7 million for the year ended December 31, 2001 ($0.14 per share on a diluted basis).

2000 Restructuring Plan

In December 2000, the Company's Board approved plans adopted by certain operating subsidiaries to eliminate under performing locations, reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other nonproductive SKUs (the "2000 Restructuring Plan"). In connection with the 2000 Restructuring Plan, 25 distribution locations closed during 2000 and 7 distribution locations closed during 2001.

The Company recorded restructuring charges of $8.5 million ($5.3 million after-tax) during the fourth quarter of 2000 ($0.19 per share on a diluted basis). A portion of this restructuring charge ($4.3 million on a pre-tax basis) relates to the valuation of inventory to be disposed of and has been classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2000.

Also during the fourth quarter of 2000, the Company recorded non-cash charges of $.8 million related to additional inventory reserves in cost of sales, $1.7 million related to accounts receivable valuation reserves in the manufactured housing operation in selling, general and administrative expenses and $2.2 million related to the write-down of an impaired investment in one of the Company's primary competitors in other expense. See Note 1 in the Consolidated Financial Statements for additional information regarding the Company's policy on accounting for available-for-sale securities.

On an after-tax basis, restructuring and other non-cash charges were $8.3 million for the year ended December 31, 2000 ($0.30 per share on a diluted basis). The restructuring activities relating to the 2000 Restructuring Plan have been completed and accordingly, no further restructuring reserves remain as of December 31, 2001.

The restructuring charges were determined based on formal plans approved by the Company's Board using the best information available to it at the time. The amounts the Company may ultimately incur may change, as the balance of the Company's initiatives to streamline operations are executed. The Company expects that the restructuring activities will result in a simplified operating structure that should enhance future profitability.

Critical Accounting Policies

The accounting policies below are critical to the Company's business operations and the understanding of results of operations. The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenue recognition policy is significant because revenue is the key component of results of operations. The Company recognizes revenue in accordance with SEC SAB No. 101, "Revenue Recognition in Financial Statements", as amended by SAB 101A and 101B. Revenue for the Company primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Company's Staffing segment. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. The Company records revenue after it receives a purchase commitment with a fixed determinable price from the customer and shipment of products or delivery of services has occurred.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company establishes and monitors the allowance for doubtful accounts based on the credit risk of specific customers, customer concentrations, historical trends and other information. Although the Company believes its allowance is sufficient, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. Substantially all customer returns are under warranty by the Company's manufacturers. Accordingly, the Company's risk of loss for customer returns is not material.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are stated at the lower of cost (first-in, first-out method) or market. Provision is made as necessary to reduce excess or obsolete inventories to their estimated net realizable value. The process for evaluating the value of excess and obsolete inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of futures sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.

Income Taxes

The Company provides for federal and state income taxes currently payable, as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The Company and its eligible subsidiaries file a consolidated United States federal income tax return. As the Company generally does not file its income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realizable in the future.

Restructuring

The Company records restructuring liabilities at the time the Board approves and commits to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The restructuring liability includes those restructuring costs that can be reasonably estimated, are not associated with or do not benefit activities that will be continued and are not associated with or are not incurred to generate revenue after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and are incremental to other costs incurred by the Company in the conduct of its activities prior to the commitment date or existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the Company or reflect a penalty to cancel a contractual obligation. See Note 9 to the Consolidated Financial Statements for further information regarding the Company's restructuring programs.

Liquidity and Capital Resources

Management assesses the Company's liquidity in terms of its ability to generate cash to fund its operating and investing activities and takes into consideration the seasonal demand of the Company's products, which peak in the months of May through August. Significant factors affecting liquidity include the adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms, cash flows generated from operating activities, capital expenditures, the timing and extent of common stock repurchases and dividend policy.

The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $315.0 million, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement aggregated $70.0 million and $138.0 million at December 31, 2001 and 2000, respectively, and bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .5% and .6% as of December 31, 2001 and 2000, respectively). The Company must pay a variable commitment fee on the unused portion of the commitment. The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company was in compliance with all covenants at December 31, 2001.

On February 11, 2002, the Company signed a commitment letter with SunTrust Robinson Humphrey Capital Markets, ("SunTrust") to act as agent for a $225.0 million bank-syndicated revolving credit agreement to refinance the existing facility through 2005. The Company chose to reduce the total funding provided under the proposed credit agreement compared with the current revolving credit agreement because improved cash flows and a reduction in total debt outstanding have made alternative sources of financing more readily available to the Company. Borrowings under the proposed revolving credit agreement would bear interest at primarily LIBOR based rates plus a spread that is dependent upon the Company's financial performance. The Company will pay a variable commitment fee on the unused portion of the commitment. The proposed revolving credit agreement contains customary affirmative and negative covenants. On March 22, 2002, SunTrust received final commitments from lenders totaling $225.0 million subject to final execution of loan documents. Although, no assurances can be made, the Company anticipates closing the new facility during the second quarter of 2002.

On January 31, 2000, the Company entered into a $125.0 million private placement shelf facility. The uncommitted loan facility provides the Company a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit facility. On February 7, 2001, the Company issued $30.0 million Senior Series A Notes ("Notes") bearing

7.07% interest under its private placement shelf facility. The Notes have an average life of 5 years with repayment in equal installments of $10.0 million beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is to be paid on a quarterly basis beginning on April 9, 2001. The Company used the net proceeds from the issuance of the Notes for the repayment of a portion of its outstanding indebtedness under its revolving credit facility.

At December 31, 2001, the Company had various interest rate swap agreements to manage its net exposure to interest rate changes related to a portion of the borrowings under the revolving credit agreement. The interest rate swap agreements effectively convert a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings. See Notes 3 and 11 to Consolidated Financial Statements for further information and MD&A section "Qualitative and Quantitative Disclosures about Market Risk."

Working capital decreased to $269.7 million at December 31, 2001 from $278.4 million at December 31, 2000. This decrease was primarily due to reductions in accounts receivable and inventory, offset by a reduction in accounts payable. The accounts receivable decrease in 2001 was directly correlated to the revenue decrease in 2001 and the impact of improved collection efforts in the Distribution segment. Accordingly, accounts receivable days sales improved to 44 in 2001 from 45 in 2000. Inventory at December 31, 2001 decreased compared to December 31, 2000 primarily due to lower inventory levels required from lower sales levels in 2001 and the affect of the disposal of certain discontinued and under performing product lines in connection with the Company's 2001 and 2000 Restructuring Plans. Inventory turns improved to 4.8 in 2001 from 4.7 in 2000.

Net cash provided by operating activities was $52.6 million in 2001 compared to $49.1 million in 2000, an increase of $3.5 million, primarily due to the aforementioned reductions in working capital. Net cash provided by operating activities was $49.1 million in 2000 compared to $41.9 million in 1999, an increase of $7.2 million, also due to reductions in working capital.

Net cash used in investing activities decreased to $3.3 million in 2001 from $10.1 million in 2000 primarily as a result of decreases in capital expenditures in 2001. Net cash used in investing activities decreased to $10.1 million in 2000 from $11.9 million in 1999, primarily as a result of fewer acquisitions during 2000.

Net cash used in financing activities of $44.9 million in 2001 resulted primarily from net repayments under the revolving credit agreement and purchases of the Company's common stock, offset by proceeds from the issuance of Notes under the private placement facility. Net cash used in financing activities of $41.7 million in 2000 resulted primarily from net repayments under the revolving credit agreement and other debt and purchases of the Company's common stock. Net cash used by financing activities of $29.8 million in 1999 resulted primarily from net repayments under the revolving credit agreement and purchases of the Company's common stock.

The Company's Board authorized the repurchase, at management's discretion, of up to 6.0 million shares of the Company's stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. The Company purchased .3 million shares at a cost of $3.2 million in 2001, 1.8 million shares at a cost of $17.6 million in 2000 and 1.3 million shares at a cost of $14.3 million in 1999. In aggregate, the Company has repurchased 3.4 million shares of Common Stock and Class B Common Stock at a cost of $35.1 million.

Cash dividends of 10 cents per share were paid in each of 2001 and 2000. In February 2002, the Company's Board approved an increase in the quarterly cash dividend to 3 cents per share. Future dividends will be at the sole discretion of the Board and will depend upon such factors as the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company has adequate availability of capital from operations, its exiting and proposed revolving credit agreement and private placement shelf facility to fund present operations and anticipated growth, including expansion in its current and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no binding agreement with respect to any acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

The following summarizes the Company's contractual obligations at December 31, 2001:

                                              Payments due by Period (in millions)
                                              -------------------------------------
                                              Within      2-3       4-5      After
                                              1 Year     Years     Years    5 Years
                                              -------   -------   -------   -------
Non-cancelable operating lease obligations    $26,920   $37,883   $18,598   $11,317
Long-term debt                                     --        --    20,000    10,000
Bank and other debt                               429     1,566       182       152
                                              -------   -------   -------   -------
     Total                                    $27,349   $39,449   $38,780   $21,469
                                              =======   =======   =======   =======


The Company also had standby letters of credit outstanding amounting to $3.4 million at December 31, 2001.

General Considerations

Sales of residential central air conditioners, heating equipment and parts and supplies distributed by the Company have historically been seasonal. Furthermore, the Company's results of operations can be impacted favorably or unfavorably based on the severity or mildness of weather patterns during summer or winter selling seasons. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

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

At December 31, 2001 and 2000, the Company's interest rate swap portfolio consisted of several swaps aggregating a notional value of $60.0 million and maturity dates ranging from 2002 to 2007. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreements to fixed interest rate payments ranging from 6.25% to 6.49% in 2001 and 2000.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction to OCI of $1.0 million ($.6 million after-tax). The Company also recorded a loss of $1.5 million, net of income tax benefit of $.9 million in OCI relating to the change in value of the cash flow hedges for the year ended December 31, 2001. The fair market value of the derivative financial instruments at December 31, 2001 was $3.4 million and is recorded in other liabilities in the Company's consolidated balance sheet at December 31, 2001.

During the year ended December 31, 2001, the Company reclassified $1.2 million from accumulated other comprehensive income to current period earnings (recorded as interest expense, net in the consolidated statement of income). The net deferred loss recorded in accumulated other comprehensive income will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2001, approximately $2.1 million in deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (2.60% at December 31, 2001).

The earnings and cash flows to be paid under the Company's existing and proposed revolving credit agreements are sensitive to changes in LIBOR. The Company performed a sensitivity analysis to determine the variability on earnings and cash flows based on the Company's swap portfolio and variable rate debt and their respective maturity dates. The average interest rates on the variable rate debt and the average receive rate on the interest rate swaps were derived from implied forward three-month LIBOR curves. The variability on earnings and cash flows aggregated approximately $3.0 million. This information constitutes a "forward-looking statement" and actual results may differ significantly based on actual borrowings and interest rates.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 141, "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions of SFAS No. 141 will be effective for transactions accounted for using the purchase method that are completed after June 30, 2001. The Company's adoption of SFAS No. 141 did not have an impact on its consolidated financial statements.

In June 2001, the FASB also issued SFAS No. 142 "Goodwill and Intangible Assets." SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. SFAS No. 142 is effective for fiscal 2002. Upon adoption, the Company will no longer record approximately $3.5 million of amortization expense related to its intangible assets. In lieu of amortizing goodwill, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. In accordance with SFAS No. 142, the Company expects to complete the initial review by June 30, 2002. There can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

Recent Development

On March 14, 2002, the Justice Department charged the Company's independent auditor, Arthur Andersen LLP ("Andersen"), with a single felony count of obstruction of justice for destruction of documents related to its audit of Enron Corp. In response to this indictment, the Securities and Exchange Commission ("Commission") publicly announced that it has requested and received assurances from Andersen that it will continue to audit financial statements in accordance with generally accepted auditing standards and applicable professional and firm auditing standards, including quality control standards. The Commission also stated that it has been advised by Andersen that if it becomes unable to provide these assurances, it would advise the Commission immediately. The Commission further stated that as long as Andersen continues to be in a position to provide these assurances, the Commission will continue to accept financial statements audited by Andersen in public filings. We obtained from Andersen certain representations concerning audit quality controls, including representations regarding the continuity of Andersen personnel working on our audit and the availability of national office consultation. Shareholders can call a hotline set up by the Commission, 1-800-SEC-0330, or e-mail the Commission at help@sec.gov, with any questions.

Safe Harbor Statement

This annual report contains statements which, to the extent they are not historical fact, constitute "forward-looking statements" under the securities laws. All forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward-looking statements. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws. For additional information identifying some other important factors which may affect the Company's operations and markets and could cause actual results to vary materially from those anticipated in the forward looking statements, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion included in the Business section of the Company's Form 10-K under the heading "Business Risk Factors".

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                     Years Ended December 31,
(In thousands, except per share data)             2001         2000         1999
-----------------------------------------------------------------------------------
Revenue                                        $1,238,646   $1,310,166   $1,249,550
Cost of sales                                     939,278      999,117      954,434
Cost of sales - restructuring                         328        4,269           --
-----------------------------------------------------------------------------------
Gross profit                                      299,040      306,780      295,116
Selling, general and administrative expenses      247,847      256,753      235,677
Restructuring costs                                 2,869        4,212           --
-----------------------------------------------------------------------------------
Operating income                                   48,324       45,815       59,439
-----------------------------------------------------------------------------------
Other expense:
   Interest expense, net                            9,955       13,211       12,643
   Investment write-down                               --        2,169           --
-----------------------------------------------------------------------------------
Total other expense                                 9,955       15,380       12,643
-----------------------------------------------------------------------------------
Income before income taxes                         38,369       30,435       46,796
Income taxes                                       13,928       11,321       17,315
-----------------------------------------------------------------------------------
Net income                                     $   24,441   $   19,114   $   29,481
===================================================================================

Earnings per share:
   Basic                                       $     0.94   $     0.72   $     1.03
   Diluted                                     $     0.90   $     0.69   $     0.99
===================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                            December 31,
(In thousands, except share data)                                        2001         2000
---------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                           $   9,132    $   4,781
   Accounts receivable, net                                              143,301      163,770
   Inventories                                                           185,943      205,805
   Other current assets                                                   18,823       18,179
---------------------------------------------------------------------------------------------
Total current assets                                                     357,199      392,535
---------------------------------------------------------------------------------------------
Property and equipment, net                                               30,703       30,258
Intangible assets, net                                                   124,737      128,656
Other assets                                                               8,181       12,021
---------------------------------------------------------------------------------------------
                                                                       $ 520,820    $ 563,470
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations                            $     429    $   1,887
   Accounts payable                                                       58,127       86,108
   Accrued liabilities                                                    28,985       26,099
---------------------------------------------------------------------------------------------
Total current liabilities                                                 87,541      114,094
---------------------------------------------------------------------------------------------
Long-term obligations:
   Borrowings under revolving credit agreement                            70,000      138,000
   Long-term notes                                                        30,000           --
   Bank and other debt                                                     1,900        2,878
---------------------------------------------------------------------------------------------
Total long-term obligations                                              101,900      140,878
---------------------------------------------------------------------------------------------
Deferred income taxes and other liabilities                                8,959        4,334
---------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 11 and 12)

Shareholders' equity:
   Common Stock, $0.50 par value,
      60,000,000 and 40,000,000 shares authorized and
      26,780,912 and 26,435,195 shares issued
      in 2001 and 2000, respectively                                      13,391       13,217
   Class B Common Stock, $0.50 par value,
      10,000,000 and 4,000,000 shares authorized and
      3,322,980 and 3,157,407 shares issued
      in 2001 and 2000, respectively                                       1,661        1,579
   Paid-in capital                                                       210,859      204,871
   Unearned compensation related to outstanding restricted stock          (9,772)      (6,031)
   Accumulated other comprehensive income (loss), net of tax              (2,062)         105
   Retained earnings                                                     143,487      122,348
   Treasury stock, at cost, 3,359,313 and 3,095,513 shares of common
      stock in 2001 and 2000, respectively                               (35,144)     (31,925)
---------------------------------------------------------------------------------------------
Total shareholders' equity                                               322,420      304,164
---------------------------------------------------------------------------------------------
                                                                       $ 520,820    $ 563,470
=============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                          WATSCO, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                    Accumulated
                                        Common Stock                                   Other
                                            and                                     Comprehensive
                                     Class B Common Stock     Paid-in     Unearned     Income    Retained  Treasury
(In thousands, except share data)     Shares       Amount     Capital   Compensation   (Loss)    Earnings    Stock        Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998        28,032,314    $14,016   $   189,225    $(5,051)   $(2,962)   $ 79,340         --    $   274,568
Net income                                                                                         29,481                    29,481
Changes in value of
   investments, net of income
   taxes                                                                                2,293                                 2,293
                                                                                                                        -----------
Comprehensive income                                                                                                         31,774
                                                                                                                        -----------
Contribution to 401(k) plan             79,202         40           804                                                         844
Issuances from exercise of
   stock options and employee
   stock purchase plan                 206,192        103         1,391                                                       1,494
Tax benefit from exercise of
   stock options                                                    508                                                         508
Issuances for acquisitions             842,569        421         8,929                                                       9,350
Issuances of restricted shares
   of common stock                      93,000         47         1,249     (1,296)                                              --
Amortization of unearned
   compensation                                                                349                                              349
Common stock dividends, $0.10
   per share                                                                                       (2,850)                   (2,850)
Purchase of treasury stock          (1,346,200)                                                              (14,321)       (14,321)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999        27,907,077     14,627       202,106     (5,998)      (669)    105,971    (14,321)       301,716
Net income                                                                                         19,114                    19,114
Changes in value of
   investments, net of income
   taxes                                                                                  774                                   774
                                                                                                                        -----------
Comprehensive income                                                                                                         19,888
                                                                                                                        -----------
Contribution to 401(k) plan             85,906         43           947                                                         990
Issuances from exercise of
   stock options and employee
   stock purchase plan                 171,419         85         1,161                                                       1,246
Tax benefit from exercise of
   stock options                                                    276                                                         276
Issuances of restricted shares
   of common stock                     127,000         63         1,144     (1,207)                                              --
Forfeitures of restricted shares
   of common stock                     (45,000)       (22)         (763)       785                                               --
Amortization of unearned
   compensation                                                                389                                              389
Common stock dividends, $0.10
   per share                                                                                       (2,737)                   (2,737)
Purchase of treasury stock          (1,749,313)                                                              (17,604)       (17,604)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000        26,497,089     14,796       204,871     (6,031)       105     122,348    (31,925)       304,164
Net income                                                                                         24,441                    24,441
Cumulative effect of accounting
   change in derivatives, net of
   income taxes                                                                          (629)                                 (629)
Changes in value of investments
   and derivatives, net of income
   taxes                                                                               (1,538)                               (1,538)
                                                                                                                        -----------
Comprehensive income                                                                                                         22,274
                                                                                                                        -----------
Contribution to 401(k) plan             63,368         32           868                                                         900
Issuances from exercise of stock
   options and employee stock
   purchase plan                       102,749         51           789                                                         840
Tax benefit from exercise of
   stock options                                                    167                                                         167
Issuances of restricted shares
   of common stock                     375,173        188         4,642     (4,830)                                              --
Forfeitures of restricted shares
   of common stock                     (30,000)       (15)         (478)       493                                               --
Amortization of unearned
   compensation                                                                596                                              596
Common stock dividends, $0.10 per
   share                                                                                           (3,302)                   (3,302)
Purchase of treasury stock            (263,800)                                                               (3,219)        (3,219)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001        26,744,579    $15,052   $   210,859    $(9,772)   $(2,062)   $143,487   $(35,144)   $   322,420
===================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Years Ended December 31,
(In thousands)                                           2001        2000        1999
---------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                             $ 24,441    $ 19,114    $ 29,481
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                      11,487      11,871      10,891
      Amortization of unearned compensation                 596         389         349
      Provision for doubtful accounts                     6,319       5,386       3,389
      Non-cash restructuring charges                      2,938       6,981          --
      Investment write-down                                  --       2,169          --
      Net investment gains                                   --          --        (920)
      Deferred income taxes                              (1,838)      1,241       1,120
      Non-cash stock contribution to 40l(k) plan            900         990         844
      Tax benefit from exercise of stock options            167         276         508
Changes in operating assets and liabilities,
   net of effects of acquisitions:
      Accounts receivable                                14,150      (2,362)    (12,325)
      Inventories                                        19,534      12,970     (10,320)
      Accounts payable and accrued liabilities          (25,830)     (5,751)     23,992
      Other, net                                           (291)     (4,214)     (5,115)
---------------------------------------------------------------------------------------
Net cash provided by operating activities                52,573      49,060      41,894
---------------------------------------------------------------------------------------
Cash flows from investing activities:
Capital expenditures                                     (4,624)     (7,032)     (6,236)
Proceeds from sale of property and equipment              1,285          --          --
Business acquisitions, net of cash acquired                  --        (896)    (26,440)
Purchases of marketable securities                           --          --      (1,042)
Proceeds from the sale of marketable securities              --          --      17,597
Other, net                                                   35      (2,175)      4,250
---------------------------------------------------------------------------------------
Net cash used in investing activities                    (3,304)    (10,103)    (11,871)
---------------------------------------------------------------------------------------
Cash flows from financing activities:
Net repayments under revolving credit agreement         (68,000)    (17,000)    (13,000)
Proceeds from issuance of long-term notes                30,000          --          --
Net repayments of bank and other debt                    (1,901)     (5,565)     (1,111)
Net proceeds from issuances of common stock                 840       1,246       1,494
Common stock dividends                                   (2,638)     (2,737)     (2,850)
Purchase of treasury stock                               (3,219)    (17,604)    (14,321)
---------------------------------------------------------------------------------------
Net cash used in financing activities                   (44,918)    (41,660)    (29,788)
---------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents      4,351      (2,703)        235
Cash and cash equivalents at beginning of year            4,781       7,484       7,249
---------------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $  9,132    $  4,781    $  7,484
=======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands, except share data)

1.   Significant Accounting Policies

Nature of Operations
Watsco, Inc. and its subsidiaries (collectively, the "Company" or "Watsco") is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies ("HVAC") in the United States. The Company has two business segments - the HVAC distribution ("Distribution") segment, which accounted for 96% of 2001 revenue and presently operates from 284 locations in 30 states and a national temporary staffing and permanent employment services ("Staffing") segment, which accounted for 4% of 2001 revenue. Included in the Distribution segment are operations that sell products specifically designed for the manufactured housing market.

Basis of Consolidation
The consolidated financial statements include the accounts of Watsco and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable and inventory, income taxes and restructuring. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as amended by SAB 101A and 101B. Revenue for the Company primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Company's Staffing segment. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. The Company records revenue after it receives a purchase commitment with a fixed determinable price from the customer and shipment of products or delivery of services has occurred. The Company assesses collection based on a number of factors, including past transactions and credit-worthiness of customers. Substantially all customer returns are under warranty by the Company's manufacturers. Accordingly, the Company's risk of loss for customer returns is not material.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are stated at the lower of cost (first-in, first-out method) or market. Provision is made as necessary to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 2-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or useful lives. Estimated useful lives for other depreciable assets range from 3-12 years. Depreciation and amortization related to property and equipment amounted to $7,900, $8,259 and $7,634 for the years ended December 31, 2001, 2000 and 1999, respectively.

Intangible Assets
Intangible assets, net of accumulated amortization of $16,513 and $13,273 at December 31, 2001 and 2000, respectively, consist of goodwill arising from the excess of the cost of acquired businesses over the fair value of their net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company presently assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the operation.

The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved. Amortization expense related to intangible assets amounted to $3,587, $3,612 and $3,257 for the years ended December 31, 2001, 2000 and 1999, respectively.

Investment Securities
Investments in marketable equity securities of $204 and $255 at December 31, 2001 and 2000, respectively, are included in other assets and are classified as available-for-sale. The Company records the securities at fair value with unrealized holding gains and losses, net of applicable income taxes, included as a separate component of shareholders' equity. Dividend and interest income are recognized when earned. The difference between cost and market was an unrealized holding gain of $95 and $105 in 2001 and 2000, respectively, net of income tax expense of $56 and $62 in 2001 and 2000, respectively. During the year ended December 31, 2000, the Company recorded a $2,169 write-down related to the permanent impairment of an investment in marketable securities. The marketable securities were 75,166 shares in stock of a then publicly traded company. The Company's original basis was $29.26 per share and had declined to 41 cents per share at December 31, 2000. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Equity Securities," the Company determined that the investment had been permanently impaired based on the probability of recovering the original investment, the financial condition and prospects of the entity and other factors. In May 2001, all of the outstanding shares of the issuer's common stock were disposed of following a merger at a tender offer price of 45 cents per share. Accordingly, the Company sold all outstanding shares held in this investment.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense amounted to $4,305, $4,833 and $5,179 for the years ended December 31, 2001, 2000 and 1999, respectively.

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

Shares used to calculate earnings per share are as follows:

Years Ended December 31,                         2001         2000         1999
----------------------------------------------------------------------------------
Weighted average shares outstanding           25,946,110   26,549,211   28,498,683
Dilutive stock options and restricted
     shares of common stock                    1,304,941    1,243,821    1,242,157
----------------------------------------------------------------------------------
Shares for diluted earnings per share         27,251,051   27,793,032   29,740,840
==================================================================================
Stock options and restricted shares of
     common stock outstanding which
     are not included in the calculation of
     diluted earnings per share because
     their impact is antidilutive              1,994,350    2,886,251    1,565,868
==================================================================================

Derivative Instruments
Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 3, "Derivative Financial Instruments," for further information regarding the Company's hedging activities.

Comprehensive Income
Comprehensive income consists of net income and changes in the value of available-for-sale securities and derivative instruments at December 31, 2001, 2000 and 1999. The changes in components of other comprehensive income for available-for-sale and derivative instruments for the years ended December 31, 2001, 2000 and 1999, respectively, are as follows:

Years Ended December 31,                                              2001       2000       1999
-------------------------------------------------------------------------------------------------
Unrealized loss on derivative instruments, net of
     income tax benefit of $894                                     $(1,528)   $    --    $    --
Cumulative effect of accounting change of derivative instruments,
     net of income tax benefit of $372                                 (629)        --         --
Unrealized holding losses of available-for-sales securities
     arising during the period, net of income tax benefit
     of $4, $27 and $382, respectively                                  (11)       (45)      (651)
Reclassification adjustment of available-for-sale securities for losses realized in income, net of income taxes
     of $1, in 2001 and $1,729 in 1999                                    1         --      2,944
Reclassification adjustment for losses realized from the
     write-down of available-for-sale securities, net of income
     tax of $480                                                         --        819         --
-------------------------------------------------------------------------------------------------
Changes in value of available-for-sale securities
   and derivative instruments, net of income taxes                  $(2,167)   $   774    $ 2,293
=================================================================================================

Shipping & Handling
In July 2000, the Emerging Issues Task Force ("EITF") issued 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 became effective in the fourth quarter of 2000. EITF 00-10 prohibits the netting of shipping and handling costs against shipping and handling revenue. EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items. Prior year balances have been reclassified in accordance with EITF 00-10. Shipping and handling costs included in selling, general and administrative expenses amounted to $5,697, $6,438 and $5,657 for the years ended December 31, 2001, 2000 and 1999, respectively.

Restructuring
The Company records restructuring liabilities at the time the Board of Directors (the "Board") approves and commits to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The restructuring liability includes those restructuring costs that can be reasonably estimated, are not associated with or do not benefit activities that will be continued and are not associated with or are not incurred to generate revenue after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and are incremental to other costs incurred by the Company in the conduct of its activities prior to the commitment date or existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the Company or reflect a penalty to cancel a contractual obligation. See Note 9, "Restructuring and Non-Cash Charges," for further information regarding the Company's restructuring programs.

New Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 141, "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions of SFAS No. 141 will be effective for transactions accounted for using the purchase method that are completed after June 30, 2001. The Company's adoption of SFAS No. 141 did not have an impact on its consolidated financial statements.

In June 2001, the FASB also issued SFAS No. 142 "Goodwill and Intangible Assets." SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. SFAS No. 142 is effective for fiscal 2002. Upon adoption, the Company will no longer record approximately $3,500 of amortization expense related to its intangible assets. In lieu of amortizing goodwill, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. In accordance with SFAS No. 142, the Company expects to complete the initial review by June 30, 2002. There can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

2.   Supplier Concentration

The Company has distribution agreements with its five key equipment suppliers. Purchases from these five suppliers comprised 45%, 46% and 43% of all purchases made in 2001, 2000 and 1999, respectively. The Company's largest supplier accounted for 16%, 16% and 18% of all purchases made in 2001, 2000 and 1999, respectively. Any significant interruption by the manufacturers or a termination of a distribution agreement could temporarily disrupt the operations of certain subsidiaries. The Company believes that its sales of other complementary equipment products and continued emphasis to expand sales of parts and supplies are mitigating factors against this risk.

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

The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction to OCI of $1,001 ($629 after-tax). The Company also recorded a loss of $1,528, net of income tax benefit of $894 in OCI relating to the change in value of the cash flow hedges for the year ended December 31, 2001. The fair market value of the derivative financial instruments at December 31, 2001 was $3,424 and is recorded in other liabilities in the Company's consolidated balance sheet at December 31, 2001.

During the year ended December 31, 2001, the Company reclassified $1,234 from accumulated other comprehensive income to current period earnings (recorded as interest expense, net in the consolidated statement of income). The net deferred loss recorded in accumulated other comprehensive income will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2001, approximately $2,100 in deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (2.60% at December 31, 2001).

4.   Property and Equipment, net

Property and equipment, net, consists of:

December 31,                                             2001            2000
-------------------------------------------------------------------------------
Land, buildings and improvements                       $ 17,616        $ 17,698
Machinery, vehicles and equipment                        37,895          34,643
Furniture and fixtures                                   19,482          19,127
-------------------------------------------------------------------------------
                                                         74,993          71,468
Less: accumulated depreciation
   and amortization                                     (44,290)        (41,210)
-------------------------------------------------------------------------------
                                                       $ 30,703        $ 30,258
===============================================================================

5.   Long-Term Obligations

Revolving Credit Agreement

The Company maintains a bank-syndicated revolving credit agreement that provides for borrowings of up to $315,000, expiring on August 8, 2002. Borrowings under the unsecured agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the agreement aggregated $70,000 and $138,000 at December 31, 2001 and 2000, respectively, and bear interest at primarily London Interbank Offered Rate ("LIBOR") based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus .5% and .6% as of December 31, 2001 and 2000, respectively). The Company must pay a variable commitment fee on the unused portion of the commitment. The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company was in compliance with all covenants at December 31, 2001. See Note 3 for details regarding related interest rate swap agreements designated as hedges.

On February 11, 2002, the Company signed a commitment letter with SunTrust Robinson Humphrey Capital Markets, ("SunTrust") to act as agent for a $225,000 bank-syndicated revolving credit agreement to refinance the existing facility through 2005. Borrowings under the proposed revolving credit agreement would bear interest at primarily LIBOR based rates plus a spread that is dependent upon the Company's financial performance. The Company will pay a variable commitment fee on the unused portion of the commitment. The proposed revolving credit agreement contains customary affirmative and negative covenants. On March 22, 2002, SunTrust received final commitments from lenders totaling $225,000 subject to final execution of loan documents. Although, no assurances can be made, the Company anticipates closing of the new facility during the second quarter of 2002. Based on the Company's ability and intent to refinance the existing revolving credit agreement on a long-term basis, the borrowings under the existing credit agreement, which aggregated $70,000 at December 31, 2001, have been classified as long-term debt in the Company's consolidated balance sheet at December 31, 2001.

Long-term Notes

On January 31, 2000, the Company entered into a $125,000 private placement shelf facility. The uncommitted loan facility provides the Company a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit agreement. On February 7, 2001, the Company issued $30,000 Senior Series A Notes ("Notes") bearing 7.07% interest under its private placement shelf facility. The Notes have an average life of 5 years with repayment in equal installments of $10,000 beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is paid on a quarterly basis. The Company used the net proceeds from the issuance of the Notes for the repayment of a portion of its outstanding indebtedness under its revolving credit facility.

Bank and Other Debt

Bank and other debt (net of current portion) of $1,900 and $2,878 at December 31, 2001 and 2000, respectively, primarily consists of promissory notes issued for business acquisitions and capital leases on equipment. Interest rates on bank and other debt range from 4% to 13% and mature at varying dates through 2008.

Annual maturities of bank and other debt for the years subsequent to December 31, 2001 are $429 in 2002, $1,259 in 2003, $307 in 2004, $92 in 2005, $90 in
2006 and $152 thereafter.

Total cash payments for interest were $9,888, $12,499 and $13,183 for the years ended December 31, 2001, 2000 and 1999, respectively.

6.   Income Taxes

The components of income tax expense (benefit) are as follows:

Years Ended December 31,               2001              2000             1999
--------------------------------------------------------------------------------
Federal                              $ 14,587          $ 11,087         $ 16,489
State                                    (659)              234              826
--------------------------------------------------------------------------------
                                     $ 13,928          $ 11,321         $ 17,315
================================================================================
Current                              $ 15,766          $ 10,080         $ 16,195
Deferred                               (1,838)            1,241            1,120
--------------------------------------------------------------------------------
                                     $ 13,928          $ 11,321         $ 17,315
================================================================================

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,                               2001      2000      1999
--------------------------------------------------------------------------------
Federal statutory rate                                 35.0%     35.0%     35.0%
State income taxes, net of federal benefit              1.3       2.2       2.0
--------------------------------------------------------------------------------
                                                       36.3%     37.2%     37.0%
================================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

December 31,                                                  2001        2000
-------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable reserves                                $ 2,295     $ 2,593
Capitalized inventory costs and inventory reserves            4,740       2,453
Unrealized loss on investments                                   --         807
Net operating loss carryforwards of subsidiaries              1,295         487
Other                                                         1,606       1,099
-------------------------------------------------------------------------------
                                                              9,936       7,439
-------------------------------------------------------------------------------
Deferred tax liabilities:
Deductible goodwill                                          (4,886)     (3,938)
Depreciation and amortization                                  (101)       (437)
Other                                                          (948)       (901)
-------------------------------------------------------------------------------
                                                             (5,935)     (5,276)
-------------------------------------------------------------------------------
Net deferred tax assets (1)                                 $ 4,001     $ 2,163
===============================================================================

         (1) Net deferred tax assets of $7,615 and $5,718 have been included in the consolidated balance sheets in "Other current assets" at December 31, 2001 and 2000, respectively.

The Company has deferred tax assets related to available Federal and state net operating loss carryforwards ("NOLs") of $1,295, which expire in 2005. In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax assets reflect the expected tax benefit of such NOLs to the extent that management has assessed the utilization of such NOLs to be more likely than not. Management has determined, based on the recent taxable income and expectations for the future, that taxable income will be sufficient to fully utilize the available NOLs.

Total cash payments for income taxes were $13,280, $11,247 and $15,745 for the years ended December 31, 2001, 2000 and 1999, respectively.

7.   Stock Based Compensation and Benefit Plans

Stock Option Plans
In June 2001, the Company's shareholders approved the 2001 Incentive Compensation Plan ("2001 Plan"). The 2001 Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors ("Board"). The 2001 Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the option is granted. Options under the 2001 Plan are for a term of ten years and are exercisable as determined by the Committee. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common Stock and Class B Common Stock may be granted. Options as to 303,125 of Common Stock and 200,000 of Class B Common Stock have been granted through December 31, 2001. There were 2,374,202 shares of common stock reserved for future grants as of December 31, 2001 under the 2001 Plan.

The Company's 2001 Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the Company. Additionally, the Committee or Board may impose on any award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions not inconsistent with the provisions of the 2001 Plan, as the Committee or the Board shall determine, including terms requiring forfeiture of awards in the event of termination of employment by the participant and terms permitting a participant to make elections relating to his or her award. The Committee or the Board shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the 2001 Plan.

The Company also has two other expired stock option plans. The 1991 Stock Option Plan (the "1991 Plan") expired in 2001, and the 1983 Stock Option Plan (the "1983 Plan") expired in 1993; therefore, no additional options may be granted. Options as to 6,437,842 of common stock were granted under these expired plans through December 31, 2001. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Committee. Options as to 33,750 shares of Common Stock are outstanding under the 1983 Plan at December 31, 2001. Under either plan, the Committee may waive the vesting period and permit options to be exercised immediately.

A summary of option activity is shown below:

                                               2001                      2000                     1999
                                      ----------------------   ----------------------   ----------------------
                                                   Weighted-                Weighted-                Weighted-
                                                    Average                  Average                  Average
                                                   Exercise                 Exercise                 Exercise
                                       Options       Price      Options       Price      Options       Price
--------------------------------------------------------------------------------------------------------------

Outstanding on January 1,             4,923,096    $   10.78   4,157,833    $   11.23   3,747,830    $   10.75
Granted                                 655,325        11.46   1,121,289         9.39     703,000        13.46
Exercised                               (69,301)        6.95     (91,275)        5.84    (140,210)        5.56
Forfeited                              (505,311)       15.11    (264,751)       13.75    (152,787)       14.98
--------------------------------------------------------------------------------------------------------------
Outstanding on  December 31,          5,003,809    $   10.48   4,923,096    $   10.78   4,157,833    $   11.23
==============================================================================================================
Options exercisable at end of year    3,428,980    $   10.07   3,158,851    $   10.01   2,650,365    $    8.87
==============================================================================================================

The following sets forth certain information with respect to those stock options outstanding on December 31, 2001:

                                  Options Outstanding                      Options Exercisable
                   ------------------------------------------------   -----------------------------
                                       Weighted-      Weighted-                           Weighted-
                         Number         Average        Average              Number         Average
                     Outstanding at    Exercise       Remaining         Outstanding at    Exercise
                   December 31, 2001     Price     Contractual Life   December 31, 2001     Price
---------------------------------------------------------------------------------------------------
$2.32 - $5.00          1,226,284       $    3.83          1.2             1,226,284       $    3.83
$5.01 - $10.00         1,008,850            8.29          7.1               485,183            7.96
$10.01-$15.00          1,514,050           12.52          8.1               610,026           13.22
$15.01-$20.00          1,242,625           16.22          5.7             1,099,537           16.13
$20.01-$23.17             12,000           22.26          6.1                 7,950           22.07
---------------------------------------------------------------------------------------------------
                       5,003,809       $   10.48          5.6             3,428,980       $   10.07
===================================================================================================

Employee Stock Purchase Plan
Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 800,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 2001, 2000, and 1999 employees purchased 31,681, 77,822 and 70,909 shares of Common Stock at an average price of $10.38, $8.54 and $11.52 per share, respectively. Cash dividends received by the Employee Stock Purchase Plan were reinvested in the Company's Common Stock and resulted in additional shares issued in the amount of 1,767, 2,322 and 1,892, for the year ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, 242,528 shares remained available for purchase under the plan.

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

Years Ended December 31,                           2001           2000           1999
----------------------------------------------------------------------------------------
Net income                      As reported      $  24,441      $  19,114      $  29,481
                                Pro forma        $  20,254      $  14,853      $  25,823

Basic earnings per share        As reported      $    0.94      $    0.72      $    1.03
                                Pro forma        $    0.78      $    0.56      $    0.91

Diluted earnings per share      As reported      $    0.90      $    0.69      $    0.99
                                Pro forma        $    0.74      $    0.53      $    0.87

The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

The weighted-average fair value at date of grant for stock options granted during 2001, 2000 and 1999 was $8.16, $6.56 and $7.64, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,                    2001          2000          1999
-----------------------------------------------------------------------------
Expected life in years                       7.2           7.7           8.2
Risk-free interest rate                      5.1%          5.1%          6.1%
Expected volatility                         67.5%         71.5%         43.3%
Dividend yield                               0.7%          0.8%          0.5%

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

Restricted Stock
During 2001, 2000 and 1999, certain employees were granted an aggregate of 252,500, 127,000 and 93,000 shares, respectively, of the Company's common stock, subject to certain restrictions. Also during 2001, the Company granted 122,673 shares of restricted common stock under the 2001 Plan. The restrictions lapse upon attainment of retirement age or under other circumstances. During 2001 and 2000, 30,000, and 45,000 shares, respectively, were forfeited upon certain employee terminations. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the respective retirement age of each employee. Total amortization expense related to the restricted shares amounted to $596, $389 and $349 for the years ended December 31, 2001, 2000 and 1999, respectively.

401(k) Plan.

The Company has a profit sharing retirement plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 2001, 2000 and 1999, the aggregate contribution to the plan was $909, $998 and $893, respectively.

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

The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1999 is as follows:

Years Ended December 31,                            1999
--------------------------------------------------------
Revenue                                       $1,282,621
Net income                                    $   32,175
Diluted earnings per share                    $     1.07

The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired on January 1, 1999 for the years presented or of future results of operations. The 2000 acquisition was not material to the Company's operations.

9.   Restructuring and Non-Cash Charges

During 2001 and 2000, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other nonproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. Accordingly, the Company recorded significant restructuring and non-cash charges as follows.

2001 Restructuring Plan

In September 2001, the Company's Board approved plans to integrate the operations of the Company's manufactured housing subsidiaries, close locations in the Distribution and Staffing segments and exit certain licensee relationships in the Staffing segment (the "2001 Restructuring Plan"). In connection with the 2001 Restructuring Plan, 6 distribution locations will close during 2002 and 7 staffing locations closed in 2001.

The Company recorded restructuring charges of $3,424 ($2,181 after-tax) during the third quarter of 2001 in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SEC SAB No. 100, "Restructuring & Impairment Charges." The portion of the restructuring charge that relates to the valuation of inventory to be disposed of ($328 on a pre-tax basis) has been classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2001. During the year ended December 31, 2001, the Company reversed restructuring charges of $227, primarily due to lease buy-outs settled at more favorable terms than expected. The 2001 Restructuring Plan initiatives are expected to be completed in 2002.

Also during the third quarter of 2001, the Company recorded non-cash charges of $1,085 for the write-off of an asset related to a supply arrangement in the Distribution segment, $827 for additional accounts receivable valuation reserves in the Staffing segment and $686 related to a terminated licensee's workers compensation program in the Staffing segment. Non-cash charges are included in selling, general and administrative expenses, except for the charge related to the worker's compensation program, which is included in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2001.

On an after-tax basis the restructuring and other non-cash charges were $3,691 for the year ended December 31, 2001.

2000 Restructuring Plan

In December 2000, the Company's Board approved plans adopted by certain operating subsidiaries to close certain under performing locations and reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other nonproductive SKUs (the "2000 Restructuring Plan"). In connection with the 2000 Restructuring Plan, 25 distribution locations closed during 2000 and 7 distribution locations closed during 2001.

The Company recorded restructuring charges of $8,481 ($5,326 after-tax) during the fourth quarter of 2000. A portion of this restructuring charge ($4,269 on a pre-tax basis) relates to the valuation of inventory to be disposed of and has been classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2000.

Also during the fourth quarter of 2000, the Company recorded non-cash charges of $788 related to additional inventory reserves in cost of sales, $1,731 related to accounts receivable valuation reserves in the manufactured housing operations in selling, general and administrative expenses and $2,169 related to the write-down of an impaired investment in one of the Company's primary competitors in other expense. See Note 1 for additional information regarding the Company's policy on accounting for available-for-sale securities.

On an after-tax basis, restructuring and other non-cash charges were $8,270 for the year ended December 31, 2000. The restructuring activities relating to the 2000 Restructuring Plan have been completed and accordingly, no further restructuring reserves remain as of December 31, 2001.

The following table summarizes the activity in restructuring liabilities or valuation reserves during the years ended December 31, 2001 and 2000 for the 2001 and 2000 Restructuring Plans:

                                                                      Utilized
                                       Balance  Restructuring   ---------------------    Change in     Balance
                                      January 1    Charges        Cash       Non-cash     Estimate   December 31
----------------------------------------------------------------------------------------------------------------

2001 Activity:
Discontinued product lines             $ 3,484     $   328      $    --      $(3,484)     $    --      $   328
Noncancelable lease obligations          1,194       1,424       (1,224)          --         (303)       1,091
Other                                      409         358         (524)         (25)          76          294
Asset write-down                            68       1,314           --       (1,382)          --           --
----------------------------------------------------------------------------------------------------------------
                                       $ 5,155     $ 3,424      $(1,748)     $(4,891)     $  (227)     $ 1,713
----------------------------------------------------------------------------------------------------------------

2000 Activity:
Discontinued product lines             $    --     $ 4,269      $    --      $  (785)     $    --      $ 3,484
Noncancelable lease obligations             --       1,541         (347)          --           --        1,194
Write-down of accounts receivable           --         924           --         (894)          --           30
Employee severance and benefits             --         326         (272)          --           --           54
Write-down of property and equipment        --         185           --         (147)          --           38
Other                                       --       1,236         (881)          --           --          355
----------------------------------------------------------------------------------------------------------------
                                       $    --     $ 8,481      $(1,500)     $(1,826)     $    --      $ 5,155
----------------------------------------------------------------------------------------------------------------

At December 31, 2001, a restructuring liability of $1,385 is included in accrued liabilities and an inventory valuation reserve of $328 is netted against inventories in the consolidated balance sheet. At December 31, 2000, valuation reserves of $3,484 and $30, respectively, are netted against related asset balances - inventories and accounts receivable, net and a $1,641 restructuring liability is included in accrued liabilities in the consolidated balance sheet.

The restructuring charges were determined based on formal plans approved by the Company's Board using the best information available to it at the time. The amounts the Company may ultimately incur may change, as the balance of the Company's initiatives to streamline operations are executed. The Company expects that the restructuring activities will result in a simplified operating structure that should enhance future profitability.

10.  Shareholders' Equity

Common Stock and Class B Common Stock share equally in the earnings of the Company and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes;
(ii) shareholders of Common Stock are entitled to elect 25% of the Board (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock and (iv) Class B Common Stock is convertible at any time into Common Stock on a one-for-one basis at the option of the shareholder.

In April 2001, the Company's Board of Directors approved and the shareholders ratified, an amendment to the Company's Amended and Restated Articles of Incorporation, to increase the number of authorized shares of Common Stock of the Company from 40,000,000 to 60,000,000 and increase the number of authorized shares of Class B Common Stock of the Company from 4,000,000 to 10,000,000.

The Company's Board authorized the repurchase, at management's discretion, of up to 6,000,000 shares of the Company's stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. The Company purchased 263,800 shares at a cost of $3,219 in 2001, 1,749,313 shares at a cost of $17,604 in 2000 and 1,346,200 shares at a cost of $14,321 in 1999. In aggregate, the Company has repurchased 3,359,313 shares of Common Stock and Class B Common Stock at a cost of $35,144.

In December 2001, the Company's Board declared a quarterly dividend to be paid in January 2002. The dividend totaled $664 and is included in accrued liabilities at December 31, 2001 in the accompanying balance sheet.

11.  Financial Instruments

Recorded Financial Instruments
The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2001 and 2000, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short term nature of these instruments.

The fair values of borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments
The Company uses interest rate swaps to alter the interest rate risk profile related to outstanding borrowings under its revolving credit agreement, thereby altering the Company's exposure to changes in interest rates. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments ranging from 6.25% to 6.49% in 2001 and 2000. At December 31, 2001 and 2000, the Company's interest rate swap portfolio consisted of several swaps aggregating a notional value of $60,000 and maturity dates ranging from 2002 to 2007. All interest rate swaps at December 31, 2001 are highly effective.

At December 31, 2001 and 2000, respectively, the Company is contingently liable under standby letters of credit aggregating approximately $3,400 and $2,300, respectively, that were primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs maintained by the Company. The Company does not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 2001 and 2000, the allowance for doubtful accounts was $6,321 and $6,970, respectively. Although the Company believes its allowance is sufficient, if the financial condition of the

Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

12.  Commitments and Contingencies

At December 31, 2001, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals of $26,920 in 2002, $21,429 in 2003, $16,454 in 2004, $11,534 in 2005,
$7,064 in 2006 and $11,317 thereafter. Rental expense for the years ended December 31, 2001, 2000 and 1999 was $27,962, $26,462 and $25,831, respectively.

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

Self-insurance
The Company retains certain self-insurance risks for health benefits and casualty insurance programs. The Company has limited its exposure by maintaining excess and aggregate liability coverages. Self-insurance reserves are established based on claims filed and estimates of claims incurred but not reported. The estimates are based on data provided by the respective claims administrators.

13.  Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has two reportable segments: HVAC equipment and related parts and supplies - which comprises 96%, 95% and 95% of revenue in 2001, 2000, and 1999, respectively, and a personnel staffing services business. The Distribution segment has similar products, customers, marketing strategies and operations. The operating segments are managed separately because each offers distinct products and services.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in Note 1. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure are interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes, fixed assets and goodwill.

No single customer accounted for more than 10% of the Company's revenue in 2001.

Years ended December 31,                 2001           2000           1999
-------------------------------------------------------------------------------

Revenue:
   Distribution                       $ 1,194,587    $ 1,243,208    $ 1,185,366
   Staffing                                44,059         66,958         64,184
-------------------------------------------------------------------------------
                                      $ 1,238,646    $ 1,310,166    $ 1,249,550
===============================================================================
Operating income:
   Distribution                       $    60,659    $    53,098    $    64,069
   Staffing                                (2,265)         2,975          2,541
   Corporate expenses                     (10,070)       (10,258)        (7,171)
-------------------------------------------------------------------------------
                                      $    48,324    $    45,815    $    59,439
===============================================================================
Depreciation and amortization:
   Distribution                       $    10,713    $    11,020    $    10,092
   Staffing                                   548            607            554
   Corporate                                  226            244            245
-------------------------------------------------------------------------------
                                      $    11,487    $    11,871    $    10,891
===============================================================================

Restructuring and non-cash charges:
   Distribution                       $     3,272    $    11,000    $        --
   Staffing                                 2,523             --             --
   Corporate                                   --          2,169             --
-------------------------------------------------------------------------------
                                      $     5,795    $    13,169    $        --
===============================================================================
Assets:
   Distribution                       $   476,499    $   522,157    $   548,233
   Staffing                                10,836         16,579         15,883
   Corporate                               33,485         24,734         24,064
-------------------------------------------------------------------------------
                                      $   520,820    $   563,470    $   588,180
===============================================================================
Capital expenditures:
   Distribution                       $     4,366    $     6,505    $     5,851
   Staffing                                   228            455            300
   Corporate                                   30             72             85
-------------------------------------------------------------------------------
                                      $     4,624    $     7,032    $     6,236
===============================================================================

14.  Subsequent Events

In January 2002, the Company signed a multi-year agreement with Whirlpool Corporation to be the exclusive national distributor for a new line of central air conditioning and heating equipment carrying the Whirlpool brand name. The Whirlpool-brand HVAC product offering will include a complete line of residential and light-commercial central air conditioning and heating equipment with state-of-the-art features, including quiet, reliable and energy-efficient operation. These products, which will be sold and jointly marketed to the replacement and new construction markets, are expected to be available by early 2003 following the qualification and selection of manufacturers. The terms, conditions and obligations of the agreement are contingent upon the selection and consummation of a manufacturing contract with an original equipment manufacturer.

In January 2002, the Company completed the purchase of the net assets and business of a wholesale distributor of air conditioning and heating products. Consideration for the acquisition consisted of cash payments of $603 and the issuance of 27,688 shares of Common Stock having a fair value of $330 and is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed. The acquisition will be accounted for under the purchase method of accounting in accordance with SFAS No. 141.

In February 2002, the Company's Board approved an increase in the quarterly cash dividend to $.03 per share from $.025 per share. On an annualized basis the dividend rate will be $.12 per share. The first dividend at the new rate will be paid on April 30, 2002.

As of March 22, 2002, the Company had obtained sufficient commitments from financial institutions to pay off the existing revolver debt, which expires on August 8, 2002. See Note 5 for additional information.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Watsco, Inc.:

   We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

   As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, Watsco, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which changed their method of accounting for derivative instruments.


ARTHUR ANDERSEN LLP


Miami, Florida,
  February 11, 2002 (except with respect to the matters discussed in Note 14, as to which the date is March 22, 2002).

                          WATSCO, INC. AND SUBSIDIARIES
                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 1st          2nd          3rd          4th
(In thousands, except per share data)          Quarter      Quarter      Quarter      Quarter       Total
------------------------------------------------------------------------------------------------------------
Year ended December 31, 2001:
Revenue (1), (2)                             $  278,113   $  351,149   $  336,008   $  273,376    $1,238,646
Gross profit(2)                                  68,762       84,011       80,721       65,546       299,040
------------------------------------------------------------------------------------------------------------
Net income                                   $    2,366   $   12,984   $    8,080   $    1,011    $   24,441
============================================================================================================
Diluted earnings per share (3), (4)          $     0.09   $     0.48   $     0.29   $     0.04    $     0.90
============================================================================================================

Year ended December 31, 2000:
Revenue (1), (2)                             $  287,050   $  371,747   $  361,723   $  289,646    $1,310,166
Gross profit(2)                                  68,173       88,695       86,435       63,477       306,780
------------------------------------------------------------------------------------------------------------
Net income (loss)                            $    3,054   $   12,620   $   11,913   $   (8,473)   $   19,114
============================================================================================================
Diluted earnings (loss) per share (3), (5)   $     0.11   $     0.45   $     0.43   $    (0.32)   $     0.69
============================================================================================================


    (1) Sales of residential central air conditioners, heat equipment and parts and supplies distributed by the Company have historically been seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

    (2) Revenue and gross profit for all periods presented have been restated to reflect the classification of shipping and handling costs billed to customers in accordance with Emerging Issues Task Force 00-10, "Accounting for Shipping and Handling Fees and Costs," as more fully described in Note 1 of the consolidated financial statements.

    (3) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

    (4) During the 3rd Quarter of 2001, the Company recorded restructuring and other non-cash charges of $3,691 or $0.14 per share on an after tax basis, as more fully described in Note 9 to the consolidated financial statements.

    (5) During the 4th Quarter of 2000, the Company recorded restructuring and other non-cash charges of $8,270 or $0.30 per share on an after-tax basis, as more fully described in Note 9 to the consolidated financial statements.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2001, 2000 and 1999. At March 14, 2002, excluding shareholders with stock in street name, the Company had 496 Common Stock shareholders of record and 226 Class B Common Stock shareholders of record.

                                       Common             Class B       Cash Dividends
                                   High      Low       High      Low    Common  Class B
=======================================================================================
Year Ended December 31, 2001:
   Fourth quarter                $ 14.590  $ 11.780  $ 14.350  $ 11.750  $ .025  $ .025
   Third quarter                   14.480    11.300    14.300    11.000    .025    .025
   Second quarter                  14.500    11.200    14.300    11.400    .025    .025
   First quarter                   13.930    10.480    13.750    11.000    .025    .025
=======================================================================================
Year Ended December 31, 2000:
   Fourth quarter                $ 12.040  $  8.890  $ 11.812  $  9.000  $ .025  $ .025
   Third quarter                   13.938    10.050    13.625    10.250    .025    .025
   Second quarter                  15.750    10.438    15.937    10.500    .025    .025
   First quarter                   12.500     8.375    12.812     8.875    .025    .025
=======================================================================================
Year Ended December 31, 1999:
   Fourth quarter                $ 13.125  $  9.750  $ 12.875  $  9.750  $ .025  $ .025
   Third quarter                   17.438    10.375    17.063    10.375    .025    .025
   Second quarter                  19.875    14.625    19.750    14.500    .025    .025
   First quarter                   18.625    11.250    18.188    13.500    .025    .025
=======================================================================================