Form 10-K, Exhibit 13
period 2002-12-31
WATSCO INC
filed 2003-03-31
CIK 105016

                                                                      Exhibit 13

                          WATSCO, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31,
(In thousands, except per share data)          2002(1)       2001(2)      2000(3)      1999         1998(4)
-------------------------------------------------------------------------------------------------------------

OPERATIONS
Revenue                                     $ 1,181,136   $ 1,238,646  $ 1,310,166  $ 1,249,550  $ 1,062,265
Gross profit                                    287,276       299,040      306,780      295,116      241,924
Operating income                                 50,924        48,324       45,815       59,439       54,066
Income from continuing operations                28,536        24,441       19,114       29,481       26,972
Income from continuing operations
 adjusted for SFAS No. 142                       28,536        26,726       21,382       31,533       28,617
============================================================================================================

SHARE DATA
Diluted earnings per share
 from continuing operations                       $1.07         $0.90        $0.69        $0.99        $0.94
Diluted earnings per share
 from continuing operations
 adjusted for SFAS No. 142                         1.07          0.98         0.77         1.06         1.00
Cash dividends declared per share:
   Common Stock                                  $0.115         $0.10        $0.10        $0.10        $0.10
   Class B Common Stock                           0.115          0.10         0.10         0.10         0.10

Weighted average shares outstanding
 for diluted earnings per share                  26,674        27,251       27,793       29,741       28,690
Common stock outstanding                         26,032        26,745       26,497       27,907       28,032
============================================================================================================

BALANCE SHEET INFORMATION

Total assets                                  $ 503,719     $ 520,820    $ 563,470    $ 588,180    $ 535,323
Long-term obligations                            80,233       101,900      140,878      159,415      172,301
Shareholders' equity                            329,201       322,420      304,164      301,716      274,568
============================================================================================================

   (1) Effective January 1, 2002, goodwill is no longer being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" as more fully described in Notes 1 and 9 to the consolidated financial statements.

   (2) During 2001, the Company recorded restructuring and other non-cash charges of $5,795 ($3,691 or $0.14 per share on an after-tax basis), as more fully described in Note 8 to the consolidated financial statements.

   (3) During 2000, the Company recorded restructuring and other non-cash charges of $13,169 ($8,270 or $0.30 per share on an after-tax basis), as more fully described in Note 8 to the consolidated financial statements.

   (4) Excludes the results of the Company's manufacturing operation, which was accounted for as a discontinued operation in 1998.

                          WATSCO, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Watsco, Inc. and its subsidiaries (collectively, the "Company" or "Watsco") is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies ("HVAC") in the United States. The Company has two business segments - the HVAC distribution ("Distribution") segment, which accounted for 97% of 2002 revenue and presently operates from 276 locations in 31 states and a national temporary staffing and permanent placement services ("Staffing") segment, which accounted for 3% of 2002 revenue.

The following table sets forth, as a percentage of revenue, the Company's consolidated statement of income data for the years ended December 31, 2002, 2001 and 2000.

                                         2002              2001             2000
-----------------------------------------------------------------------------------
Revenue                                  100.0%            100.0%            100.0%
Cost of sales                             75.7              75.9              76.3
Cost of sales - restructuring              -                 -                  .3
-----------------------------------------------------------------------------------
Gross profit                              24.3              24.1              23.4
Selling, general and
 administrative expenses                  20.0              19.7              19.3
Goodwill amortization                      -                  .3                .3
Restructuring costs                        -                  .2                .3
-----------------------------------------------------------------------------------
Operating income                           4.3               3.9               3.5
Interest expense                           (.6)              (.8)             (1.0)
Investment write-down                      -                      -            (.1)
Income taxes                              (1.3)             (1.1)              (.9)
-----------------------------------------------------------------------------------
Net income                                 2.4%              2.0%              1.5%
===================================================================================

The following table sets forth revenue (in thousands) by business segment for the years ended December 31, 2002, 2001 and 2000.

                                    2002                   2001                  2000
----------------------------------------------------------------------------------------------
Distribution                 $ 1,147,561   97%      $ 1,194,587    96%     $ 1,243,208     95%
Staffing                          33,575    3%           44,059     4%          66,958      5%
----------------------------------------------------------------------------------------------
Total revenue                $ 1,181,136  100%      $ 1,238,646   100%     $ 1,310,166    100%
==============================================================================================

The following narratives include the results of operations acquired during 2002 and 2000. Acquisitions have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. Data presented in the following narratives referring to "same-store basis" exclude the effects of operations acquired or locations opened and closed during the prior twelve months.

MATTERS AFFECTING COMPARABILITY

The following matters affect the comparability of results between 2002, 2001 and 2000.

During 2001 and 2000, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other unproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. The Company's initiatives related to the 2001 and 2000 Restructuring Plans are complete as of December 31, 2002. Refer to Note 8 to the consolidated financial statements and in this section under "Restructuring and Non-cash Charges" for further information.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain other intangible assets deemed to have indefinite useful lives are no longer amortized but are reviewed annually for impairment. SFAS No. 142 does not require retroactive restatement for all periods presented; however, it does require the disclosure of prior year effects adjusted for the elimination of amortization of goodwill and indefinite-lived intangible assets. Had the provision of SFAS No. 142 been applicable to the years ended December 31, 2001 and 2000, diluted earnings per share would have been 98 cents and 77 cents, respectively. The initial impairment review as of the transition date of January 1, 2002 was completed in the second quarter of 2002 and resulted in no goodwill impairment charge. Also, on January 1, 2003, the Company performed the required annual impairment test and determined there was no impairment. Refer to Note 9 to the consolidated financial statements for further information.

CONSOLIDATED COMPARISON OF YEAR ENDED DECEMBER 31, 2002 WITH YEAR ENDED DECEMBER 31, 2001

Revenue in 2002 decreased $57.5 million, or 5%, as compared to 2001.

Distribution segment revenue in 2002 decreased $47.0 million, or 4%, over 2001. On a same-store basis, revenue in the Distribution segment decreased $44.5 million, or 4%, over 2001, including a $27.6 million or 2.5% same-store sales decline in residential and light commercial HVAC products, as sales increases in the Company's southeastern markets were offset by declines in other markets. Sales results also include lower sales of commercial products and an 18% decline in sales to the manufactured housing market. Sales to the manufactured housing market, which represented 6% of the Distribution segment's revenue, continue to be affected by a tightened financing market for home dealers and consumers.

Staffing segment revenue in 2002 decreased $10.5 million, or 24%, over 2001. This decrease is primarily attributable to lower sales demand due to economic softness in 2002 and the effect of seven location closures during 2001. On a same-store basis, Staffing segment revenue in 2001 decreased $7.4 million, or 18%, over 2001.

Gross profit in 2002 decreased $11.8 million, or 4%, over 2001, primarily as a result of the aforementioned revenue decrease offset by gross profit margin improvement in the Distribution segment. Gross profit margin increased to 24.3% in 2002 from 24.1% in 2001, primarily as a result of improved pricing disciplines in the Distribution segment. On a same-store basis and excluding restructuring charges incurred in 2002 and 2001, the Company's Distribution segment gross profit decreased $10.2 million, or 4%.

Selling, general and administrative expenses in 2002 decreased $11.0 million, or 4%, over 2001, primarily due to the aforementioned revenue decrease and other cost savings initiatives. Selling, general and administrative expenses, excluding restructuring charges of $2.9 million and goodwill amortization of $3.6 million in 2001, as a percent of revenue, increased from 19.7% to 20.0%. Such increase was primarily due to operating inefficiencies resulting from lower than expected sales volume to the Distribution segment's manufactured housing market and in the Staffing segment. On a same-store basis and excluding restructuring charges and goodwill amortization incurred in 2001, the Company's Distribution segment selling, general and administrative expenses decreased $7.6 million or 3% and as a percent of revenue selling, general and administrative expenses increased to 18.6% in 2002 from 18.5% in 2001.

Interest expense, net in 2002 decreased $2.8 million, or 28%, from 2001 primarily due to 35% lower average daily borrowings during the year and lower interest rates.

The effective tax rate declined to 34.8% in 2002 from 36.3% in 2001. This reflects the benefit of reversing $1.3 million in valuation reserves related to state operating loss carryforwards and an internal reorganization of the Company's subsidiary ownership structure that was more tax efficient than the previous structure.

CONSOLIDATED COMPARISON OF YEAR ENDED DECEMBER 31, 2001 WITH YEAR ENDED DECEMBER 31, 2000

Revenue in 2001 decreased $71.5 million, or 5%, as compared to 2000. Revenue results were primarily impacted by the closure of locations, the discontinuance of certain under performing product lines in the Distribution segment and lower sales demand in the Staffing segment.

Distribution segment revenue in 2001 decreased $48.6 million, or 4%, over 2000. On a same-store basis, revenue in the Distribution segment decreased $29.2 million, or 2%, over 2000, including a $13.2 million or 1.2% same-store sales decline in residential and light commercial HVAC products. The decrease in revenue also includes the closure of 42 distribution locations, the discontinuance of certain under performing product lines during 2001 and 2000 and an 18% decline in sales to the manufactured housing market, which represented 9% of the Distribution segment's revenue in 2001.

Staffing segment revenue in 2001 decreased $22.9 million, or 34%, over 2000. This decrease was primarily attributable to lower sales demand due to economic softness experienced in the United States in 2001 and the effect of seven location closures during 2001. On a same-store basis, revenue in 2001 decreased $16.3 million, or 27%, over 2000.

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

Selling, general and administrative expenses in 2001 decreased $8.9 million, or 4%, over 2000, primarily due to the cost savings attributable to the closure of 42 locations in the Distribution segment and seven locations in the Staffing segment. Selling, general and administrative expenses, excluding restructuring charges of $2.9 million and $4.2 million, in 2001 and 2000, respectively, as a percent of revenue increased to 20.0% in 2001 from 19.6% in 2000. Such increase was primarily due to operating inefficiencies resulting from lower than expected sales volume to the Distribution segment's manufactured housing market and in the Staffing segment. On a same-store basis and excluding restructuring charges incurred in 2001 and 2000, the Company's Distribution segment selling, general and administrative expenses decreased $3.6 million or 2% and as a percent of revenue selling, general and administrative expenses increased to 18.9% in 2001 from 18.7% in 2000.

A write-down of $2.2 million was recorded in 2000 for an impairment of an investment in marketable securities of one of the Company's primary competitors.

Interest expense, net in 2001 decreased $3.3 million, or 25%, from 2000 primarily due to 20% lower average daily borrowings during the year and lower interest rates.

The effective tax rate declined to 36.3% in 2001 from 37.2% in 2000 due to various tax initiatives.

RESTRUCTURING AND NON-CASH CHARGES

During 2001 and 2000, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other unproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. The Company's activities related to the 2001 and 2000 Restructuring Plans discussed below are complete as of December 31, 2002.

2001 Restructuring Plan

In September 2001, the Company's Board of Directors approved plans to integrate the Distribution segment's manufactured housing subsidiaries, close six distribution locations, close seven staffing locations and exit certain licensee relationships in the Staffing segment (the "2001 Restructuring Plan"). During the second quarter of 2002, based on a continued reassessment of the 2001 Restructuring Plan and activities, the Company determined that three of the six distribution locations should remain open. In the Staffing segment, all seven locations were closed and the licensee relationships were terminated in 2001.

In connection with the 2001 Restructuring Plan, the Company recorded restructuring pre-tax charges of $3.4 million ($2.2 million after-tax or 8 cents per share on a diluted basis) during the third quarter of 2001 in accordance with Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 100, "Restructuring & Impairment Charges." The pre-tax charges are comprised of $1.4 million related to non-cancelable lease obligations, $1.3 million related to the write-down of assets impaired as a result of the restructuring activities, $.4 million for facility exit costs and $.3 million for an inventory valuation reserve for discontinued product lines. The portion of the restructuring charge that relates to the valuation of inventory to be disposed of has been classified in cost of sales in the consolidated statement of income for the year ended December 31, 2001. During the year ended December 31, 2001, the Company reversed restructuring charges of $.2 million, primarily due to lease buy-outs settled at more favorable terms than expected.

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

On an after-tax basis, restructuring and other non-cash charges were $3.7 million for the year ended December 31, 2001 (14 cents per share on a diluted basis).

During the year ended December 31, 2002, the Company reversed restructuring charges of $.5 million, primarily due to lease buy-outs settled at more favorable terms than expected and incurred an additional $.2 million for inventory valuation reserves for discontinued product lines.

2000 Restructuring Plan

In December 2000, the Company's Board of Directors approved plans adopted by certain operating subsidiaries to close under performing locations, reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other unproductive SKUs (the "2000 Restructuring Plan"). In connection with the 2000 Restructuring Plan, 25 distribution locations closed during 2000 and 7 distribution locations closed during 2001.

The Company recorded restructuring charges of $8.5 million ($5.3 million after-tax or 19 cents per share on a diluted basis) during the fourth quarter of 2000. A portion of the restructuring charge ($4.3 million on a pre-tax basis) related to the valuation of inventory to be disposed of and is classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2000.

Also during the fourth quarter of 2000, the Company recorded non-cash charges of $.8 million related to additional inventory reserves in cost of sales, $1.7 million related to accounts receivable valuation reserves in selling, general and administrative expenses and $2.2 million related to the write-down of an impaired investment in one of the Company's primary competitors in other expense. See Note 1 to the consolidated financial statements for additional information regarding the Company's policy on accounting for investment securities.

On an after-tax basis, restructuring and other non-cash charges were $8.3 million for the year ended December 31, 2000 (30 cents per share on a diluted basis).

LIQUIDITY AND CAPITAL RESOURCES

Management assesses the Company's liquidity in terms of its ability to generate cash to execute its business strategy, fund its operating and investing activities and takes into consideration the seasonal demand of the Company's products, which peak in the months of May through August. Significant factors affecting liquidity include the adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms, cash flows generated from operating activities, capital expenditures, the timing and extent of common stock repurchases and dividend policy.

In April 2002, the Company executed a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $225.0 million, expiring in April 2005. The April 2002 agreement replaced the Company's previous revolving credit agreement that would have expired on August 8, 2002. At December 31, 2002 and 2001, $50.0 and $70.0 million, respectively were outstanding under a then existing revolving credit agreement. Borrowings under the revolving credit agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the revolving credit agreement bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus 1.0% and .5% at December 31, 2002 and 2001, respectively). The Company pays a variable commitment fee on the unused portion of the commitment. The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company is in compliance with such covenants at December 31, 2002.

The Company has a $125.0 million private placement shelf facility. In October 2002, the Company extended the maturity of the fscility to January 2006. The uncommitted loan facility provides the Company a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit facility. On February 7, 2001, the Company issued $30.0 million Senior Series A Notes ("Notes") bearing 7.07% interest under its private placement shelf facility. The Notes have an average life of 5 years with repayment in equal installments of $10.0 million beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is paid on a quarterly basis. The Company used the net proceeds from the issuance of the Notes for the repayment of a portion of its outstanding indebtedness under its then existing revolving credit facility.

At December 31, 2002, the Company had two interest rate swap agreements to manage its net exposure to interest rate changes related to a portion of the borrowings under the revolving credit agreement. The interest rate swap agreements effectively convert a portion of the Company's LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings. See Note 11 to the consolidated financial statements for further information and MD&A section "Qualitative and Quantitative Disclosures about Market Risk."

At December 31, 2002, the Company is contingently liable under standby letters of credit aggregating approximately $5.8 million that were primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs maintained by the Company. The Company does not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero at December 31, 2002.

Working capital decreased to $259.1 million at December 31, 2002 from $269.7 million at December 31, 2001. This decrease was primarily due to reductions in accounts receivable and inventory, partially offset by a reduction in accrued liabilities. The accounts receivable decrease in 2002 correlates to the revenue decrease in 2002 and the impact of improved collection efforts in the Distribution segment. Accordingly, days sales in accounts receivable improved to 42 in 2002 from 44 in 2001. Inventory at December 31, 2002 decreased compared to December 31, 2001 primarily due to lower inventory levels required from lower sales levels in 2002 and the effect of the disposal of certain discontinued and under performing product lines in connection with the Company's 2001 and 2000 Restructuring Plans. Inventory turns improved to 4.9 in 2002 from 4.8 in 2001.

Net cash provided by operating activities was $66.9 million in 2002 compared to $52.6 million in 2001, an increase of $14.3 million, primarily due to the aforementioned reductions in working capital. Net cash provided by operating activities was $52.6 million in 2001 compared to $49.1 million in 2000, an increase of $3.5 million, also due to reductions in working capital.

Net cash used in investing activities increased to $4.1 million in 2002 from $3.3 million in 2001, primarily as a result of acquisitions during 2002, offset by the proceeds received from the sale of property and equipment. Net cash used in investing activities decreased to $3.3 million in 2001 from $10.1 million in 2000 primarily as a result of decreases in capital expenditures in 2001.

Net cash used in financing activities of $46.0 million in 2002 resulted primarily from purchases of the Company's common stock, net repayments under the revolving credit agreement and payments of common stock dividends, offset by proceeds from the issuance of common stock. Net cash used in financing activities of $44.9 million in 2001 resulted primarily from net repayments under the revolving credit agreement and purchases of the Company's common stock, offset by proceeds from the issuance of Notes under the private placement facility.

The Company's Board of Directors authorized the repurchase, at management's discretion, of up to 7.5 million shares of the Company's common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. The Company purchased 1.6 million shares at a cost of $24.5 million in 2002, .3 million shares at a cost of $3.2 million in 2001 and
1.8 million shares at a cost of $17.6 million in 2000. In aggregate, the Company has repurchased 5.0 million shares of Common Stock and Class B Common Stock at a cost of $59.6 million.

Cash dividends of 11.5 cents and 10 cents per share were paid in 2002 and 2001, respectively. In January 2003, the Company's Board of Directors approved an increase in the quarterly cash dividend to 4 cents per share from 3 cents per share. Future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors.

The Company has adequate availability of capital from operations, its existing revolving credit agreement and private placement shelf facility to fund present operations and anticipated growth, including expansion in its current and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no binding agreement with respect to any acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

The following summarizes the Company's contractual obligations at December 31, 2002:

                                                                       Payments due by Period (in millions)
                                                     ----------------------------------------------------------------
                                                     Within 1 Year        2-3 Years        4-5 Years    After 5 Years
                                                     -------------     ---------------  -------------   -------------
Non-cancelable operating lease obligations              $   24,769         $    32,607     $   14,442       $   6,075
Long-term debt                                                   -              10,000         20,000               -
Minimum royalty payments                                         -               2,000          2,000           4,000
Bank and other debt                                            272                 233              -               -
                                                     -------------     ---------------  -------------   -------------
  Total                                                 $   25,041         $    44,840     $   36,442        $ 10,075
                                                     =============     ===============  ==============  =============

The Company also had standby letters of credit outstanding amounting to $5.8 million at December 31, 2002.

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

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure consists of interest rate risk. The Company's objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company uses interest rate swaps to manage net exposure to interest rate changes to its borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading. See Notes 1 and 11 to the consolidated financial statements for further information.

The Company has entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates under its revolving credit agreement. Under the swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. The Company does not hold or issue such financial instruments for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

At December 31, 2002, the Company's two interest rate swaps aggregate a notional value of $50.0 with a maturity of $20.0 million in 2003 and $30.0 million in 2007. An interest rate swap with a notional value of $10.0 million matured in 2002. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments ranging from 6.25% to 6.49%.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All interest rate swaps are effective as cash flow hedges and therefore there is no effect on current earnings from hedge ineffectiveness.

The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction to OCI of $1.0 million ($.6 million after-tax). The Company has also recorded a loss in OCI relating to the change in value of the cash flow hedges of $1.3 million, net of income tax benefit of $.7 for the year ended December 31, 2002 and $1.5 million, net of income tax benefit of $.9 million for the year ended December 31, 2001. The fair market values of the derivative financial instruments are liabilities of $5.4 million and $3.4 million at December 31, 2002 and 2001, respectively, and are recorded in other liabilities in the Company's consolidated balance sheets.

During the years ended December 31, 2002 and 2001, the Company reclassified $1.6 million, net of income tax benefit of $.9 million and $.8 million, net of income tax benefit of $.4 million, respectively, from accumulated other comprehensive income to current period earnings (recorded as interest expense, net in the consolidated statement of income). The net deferred loss recorded in accumulated other comprehensive income will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2002, approximately $2.0 million in deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (1.36% at December 31, 2002).

The earnings and cash flows to be paid under the Company's revolving credit agreement are sensitive to changes in LIBOR. The Company performed a sensitivity analysis to determine the potential variability on earnings and cash flows based on the Company's swap portfolio and variable rate debt through the respective maturity dates of the swap portfolio. The average interest rates on the variable rate debt and the average receive rate on the interest rate swaps were derived from implied forward three-month LIBOR curves. The variability on earnings and cash flows aggregated approximately $5.0 million over the remaining life of the swap. This information constitutes a "forward-looking statement" and actual results may differ significantly based on actual borrowings and interest rates.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Management frequently reevaluates its judgments and estimates which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

The Company's significant accounting policies are discussed in Note 1 to the Company's consolidated financial statements. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of the Company's critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosures relating to them.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company's accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectibility of these payments. When preparing these estimates, management considers a numbers of factors, including past transactions with customers, creditworthiness of specific customers, historical trends and other information. The allowance for doubtful accounts was $3.8 million and $6.3 million at December 31, 2002 and 2001, respectively. Although the Company believes its allowance is sufficient, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a first-in, first-out basis. As part of this valuation process, excess and slow-moving inventories are reduced to estimated net realizable value. The Company's accounting for excess and slow-moving inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. When preparing these estimates, management considers historical results, inventory levels, current operating trends and sales forecasts. These estimates can be affected by a number of factors, including general economic conditions and other factors affecting demand for the Company's inventory. In the event the Company's estimates differ from actual results, the allowance for excess and slow-moving inventories may be adjusted.

Goodwill

Effective January 1, 2002 goodwill is no longer amortized and is subject to impairment testing at least annually using a fair-value based approach. The Company evaluates the recoverability of goodwill for impairment when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company's accounting for impairment contains uncertainty because management must use judgment in determining appropriate market value multiples. The initial impairment review as of the transition date of January 1, 2002 was completed in the second quarter and resulted in no goodwill impairment charge. Also, on January 1, 2003, the Company performed the required annual impairment test and determined there was no impairment. See Note 1 and 9 to the consolidated financial statements for further information. As previously discussed, operating results of the Staffing segment have been negatively impacted by economic softness experienced in the past two years. The carrying amount of goodwill at December 31, 2002 for the Staffing segment was $4.0 million. In the event that the operating results of the Staffing segment do not improve, a goodwill impairment charge may be necessary to the extent that the implied fair value of goodwill is less than the carrying value.

Self-Insurance Reserves

The Company maintains self-insured retentions for its health benefits and casualty insurance programs and limits its exposure by maintaining stop-loss and aggregate liability coverages. The estimate of the Company's self-insurance liability contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating the Company's self-insurance liability, management considers a number of factors, which include historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third party actuaries to evaluate whether the self-insurance liability is adequate. If actual claims exceed these estimates, additional reserves may be required.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The Company has recorded a valuation allowance of $.5 million as of December 31, 2002 due to uncertainties related to the ability to utilize some of the deferred tax assets, primarily consisting of federal net operating loss carryforwards of $.3 million, which will expire in 2004, and state net operating loss carryforwards of $4.1 million, which will expire in varying amounts through 2017. The valuation allowance is based on the Company's estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect the Company's future taxable income. If management's estimates of future taxable income differ from actual taxable income, the deferred tax asset and any related valuation allowance will need to be adjusted. Any adjustment to the deferred tax asset and any related valuation allowance could materially impact the Company's consolidated financial position and results of operations.

Although management believes that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from these estimates and such differences could be material.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Intangible Assets." SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses impairment testing and recognition for goodwill and intangible assets. Pursuant to SFAS No. 142, intangible assets must be periodically tested for impairment (see Note 9 to the consolidated financial statements).

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation of a subsidiary for which control is likely to be temporary. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146, requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 requires that the initial measurement of a liability be at fair value. The Company plans to adopt SFAS No. 146 effective January 1, 2003 and does not expect that the adoption will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosures in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 effective December 31, 2002 and has provided the necessary disclosure in Notes 1 and 6 to the consolidated financial statements.

In January 2003, the FASB issued EITF Issue No. 02-16 ("02-16"), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF No. 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. EITF No. 02-16 also addresses the accounting for a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases or remains a customer for a specified period. EITF No. 02-16 permits customers to recognize a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases or remains a customer for a specified period as a reduction of cost of sales, if the customer can reasonably estimate the amount of the rebate or refund on a systematic and rationale allocation. EITF No. 02-16 is effective for fiscal periods beginning after December 15, 2002. The Company does not expect that the adoption of EITF No. 02-16 will have a material effect on the Company's consolidated financial position or results of operations.

SAFE HARBOR STATEMENT

This annual report contains statements which, to the extent they are not historical fact, constitute "forward-looking statements" under the securities laws. All forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward-looking statements. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws. For additional information identifying some other important factors which may affect the Company's operations and markets and could cause actual results to vary materially from those anticipated in the forward looking statements, see the Company's Commission filings, including but not limited to, the discussion included in the Business section of the Company's Form 10-K under the headings "General Risk Factors" and "Business Risk Factors".

                          WATSCO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                       2002             2001              2000
-----------------------------------------------------------------------------------------------------
Revenue                                                $ 1,181,136       $ 1,238,646      $ 1,310,166
Cost of sales                                              893,614           939,278          999,117
Cost of sales - restructuring                                  246               328            4,269
-----------------------------------------------------------------------------------------------------
Gross profit                                               287,276           299,040          306,780
Selling, general and administrative expenses               236,891           247,847          256,753
Restructuring activities                                      (539)            2,869            4,212
-----------------------------------------------------------------------------------------------------
Operating income                                            50,924            48,324           45,815
-----------------------------------------------------------------------------------------------------
Other expense:
   Interest expense, net                                     7,190             9,955           13,211
   Investment write-down                                         -                 -            2,169
-----------------------------------------------------------------------------------------------------
Total other expense                                          7,190             9,955           15,380
-----------------------------------------------------------------------------------------------------
Income before income taxes                                  43,734            38,369           30,435
Income taxes                                                15,198            13,928           11,321
-----------------------------------------------------------------------------------------------------
Net income                                             $    28,536       $    24,441      $    19,114
=====================================================================================================

Earnings per share:
   Basic                                               $      1.12       $      0.94      $      0.72
   Diluted                                             $      1.07       $      0.90      $      0.69
=====================================================================================================

Weighted average shares and equivalent shares used to calculate earnings per share:

   Basic                                                    25,558            25,946           26,549
   Diluted                                                  26,674            27,251           27,793
=====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                            DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                     2002              2001
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $    25,880       $    9,132
   Accounts receivable, net                                                           129,396          143,301
   Inventories                                                                        176,407          185,943
   Other current assets                                                                13,878           18,823
---------------------------------------------------------------------------------------------------------------
Total current assets                                                                  345,561          357,199
---------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                            25,850           30,703
Goodwill, net                                                                         125,536          124,737
Other assets                                                                            6,772            8,181
---------------------------------------------------------------------------------------------------------------
                                                                                  $   503,719       $  520,820
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations                                       $       272       $      429
   Accounts payable                                                                    59,965           58,127
   Accrued liabilities                                                                 26,215           28,985
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              86,452           87,541
---------------------------------------------------------------------------------------------------------------
Long-term obligations:
   Borrowings under revolving credit agreement                                         50,000           70,000
   Long-term notes                                                                     30,000           30,000
   Bank and other debt                                                                    233            1,900
---------------------------------------------------------------------------------------------------------------
Total long-term obligations                                                            80,233          101,900
---------------------------------------------------------------------------------------------------------------
Deferred income taxes and other liabilities                                             7,833            8,959
---------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 11 and 12)

Shareholders' equity:
   Common Stock, $0.50 par value,
    60,000,000 shares authorized in 2002 and 2001
    and 27,468,289 and 26,780,912 shares issued
     in 2002 and 2001, respectively                                                    13,734           13,391
   Class B Common Stock, $0.50 par value, 10,000,000 shares authorized in 2002 and 2001 and 3,533,676 and 3,322,980 shares issued
    in 2002 and 2001, respectively                                                      1,767            1,661
   Paid-in capital                                                                    216,124          210,859
   Unearned compensation related to outstanding restricted stock                       (9,067)          (9,772)
   Accumulated other comprehensive loss, net of tax                                    (3,399)          (2,062)
   Retained earnings                                                                  169,649          143,487
   Treasury stock, at cost, 4,970,213 and 3,359,313 shares of common
    stock in 2002 and 2001, respectively                                              (59,607)         (35,144)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                            329,201          322,420
---------------------------------------------------------------------------------------------------------------
                                                                                  $   503,719       $  520,820
===============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                          WATSCO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Common Stock                             Accumulated
                                               and                                     Other
                                        Class B Common Stock  Paid-In    Unearned   Comprehensive  Retained  Treasury
(IN THOUSANDS, EXCEPT SHARE DATA)       Shares     Amount     Capital   Compensation  Income (Loss) Earnings   Stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999           27,907,077  $ 14,627  $  202,106  $ (5,998)    $ (669)       $ 105,971 $ (14,321)  $ 301,716
Net income                                                                                             19,114                19,114
Changes in value of investments,
 net of income taxes                                                                     774                                    774
                                                                                                                          ---------
Comprehensive income                                                                                                         19,888
                                                                                                                          ---------
Contribution to 401(k) plan                85,906        43         947                                                         990
Issuances from exercise of stock
 options and employee stock purchase
 plan                                     171,419        85       1,161                                                       1,246
Tax benefit from exercise of stock
 options                                                            276                                                         276
Issuances of restricted shares of
 common stock                             127,000        63       1,144    (1,207)                                                -
Forfeitures of restricted shares of
 common stock                             (45,000)      (22)       (763)      785                                                 -
Amortization of unearned compensation                                         389                                               389
Common stock dividends, $0.10 per share                                                                (2,737)               (2,737)
Purchase of treasury stock              (1,749,313)                                                             (17,604)    (17,604)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000           26,497,089    14,796     204,871    (6,031)       105          122,348   (31,925)    304,164
Net income                                                                                             24,441                24,441
Cumulative effect of accounting change
 in derivatives, net of  income taxes                                                   (629)                                  (629)
Changes in value of investments and
 derivatives, net of income taxes                                                     (1,538)                                (1,538)
                                                                                                                          ----------
Comprehensive income                                                                                                          22,274
                                                                                                                          ----------
Contribution to 401(k) plan                63,368        32         868                                                         900
Issuances from exercise of stock
 options and employee stock purchase
 plan                                     102,749        51         789                                                         840
Tax benefit from exercise of stock
 options                                                            167                                                         167
Issuances of restricted shares of
 common stock                             375,173       188       4,642    (4,830)                                                -
Forfeitures of restricted shares of
 common stock                             (30,000)      (15)       (478)      493                                                 -

Amortization of unearned compensation                                         596                                               596
Common stock dividends, $0.10 per share                                                                (3,302)               (3,302)
Purchase of treasury stock               (263,800)                                                               (3,219)     (3,219)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001           26,744,579    15,052     210,859    (9,772)    (2,062)         143,487   (35,144)     322,420
Net income                                                                                             28,536                28,536
Changes in value of investments and
 derivatives, net of income taxes                                                     (1,337)                                (1,337)
                                                                                                                          ----------
Comprehensive income                                                                                                          27,199
                                                                                                                          ----------
Retirement of common stock               (482,680)     (241)     (7,897)                                                     (8,138)
Contribution to 401(k) plan                51,140        25         814                                                         839
Issuances from exercise of stock
 options and employee stock purchase
 plan                                   1,297,806       649       6,770                                                       7,419
Tax benefit from exercise of stock
 options                                                          5,153                                                       5,153
Issuances of restricted shares of
 common stock                              14,560         7         235      (242)                                                -
Forfeitures of restricted shares of
 common stock                             (10,441)       (5)       (126)      131                                                 -

Amortization of unearned compensation                                         816                                               816
Issuance for acquisition                   27,688        14         316                                                         330
Common stock dividends, $0.115 per
 share                                                                                                 (2,374)               (2,374)
Purchase of treasury stock             (1,610,900)                                                              (24,463)    (24,463)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002           26,031,752  $ 15,501  $  216,124  $ (9,067)    $ (3,399)     $ 169,649 $ (59,607)  $ 329,201
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Years Ended December 31,
(In thousands)                                                         2002           2001               2000
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                         $ 28,536       $ 24,441          $ 19,114
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                    7,295          7,900             8,259
     Amortization of goodwill                                             -          3,587             3,612
     Amortization of unearned compensation                              816            596               389
     Provision for doubtful accounts                                  5,317          6,319             5,386
     Non-cash restructuring activities                                 (293)         2,938             6,981
     Investment write-down                                                -              -             2,169
     Deferred income taxes                                            1,351         (1,838)            1,241
     Non-cash stock contribution to 40l(k) plan                         839            900               990
     Tax benefit from exercise of stock options                       5,153            167               276
Changes in operating assets and liabilities,
 net of effects of acquisitions:
     Accounts receivable                                              9,999         14,150            (2,362)
     Inventories                                                     10,211         19,534            12,970
     Accounts payable and accrued liabilities                        (5,634)       (25,830)           (5,751)
     Other, net                                                       3,271           (291)           (4,214)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            66,861         52,573            49,060
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Capital expenditures                                                 (4,539)        (4,624)           (7,032)
Proceeds from sale of property and equipment                          2,338          1,285                 -
Business acquisitions, net of cash acquired                          (1,864)             -              (896)
Other, net                                                                -             35            (2,175)
-------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (4,065)        (3,304)          (10,103)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net repayments under revolving credit agreement                     (20,000)       (68,000)          (17,000)
Proceeds from issuance of long-term notes                                 -         30,000                 -
Net repayments of bank and other debt                                (1,824)        (1,901)           (5,565)
Net proceeds from issuances of common stock                           4,031            840             1,246
Common stock dividends                                               (3,017)        (2,638)           (2,737)
Payment of debt acquisition costs                                      (775)             -                 -
Purchase of treasury stock                                          (24,463)        (3,219)          (17,604)
-------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                               (46,048)       (44,918)          (41,660)
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 16,748          4,351            (2,703)
Cash and cash equivalents at beginning of year                        9,132          4,781             7,484
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $ 25,880        $ 9,132           $ 4,781
=============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands, except share data)

1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Watsco, Inc. and its subsidiaries (collectively, the "Company" or "Watsco") is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies ("HVAC") in the United States. The Company has two business segments - the HVAC distribution ("Distribution") segment, which accounted for 97% of 2002 consolidated revenue and presently operates from 276 locations in 31 states and a national temporary staffing and permanent employment services ("Staffing") segment, which accounted for 3% of 2002 consolidated revenue. Included in the Distribution segment are operations that sell products for residential and commercial applications and products specifically designed for the manufactured housing market.

Basis of Consolidation
The consolidated financial statements include the accounts of Watsco, its wholly-owned subsidiaries and a majority-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable and inventory, income taxes, self-insurance and restructuring. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as amended by SAB 101A and 101B. Revenue for the Company primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Company's Staffing segment. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. The Company records revenue after it receives a purchase commitment with a fixed determinable price from the customer and shipment of products or delivery of services has occurred. The Company assesses collection based on a number of factors, including past transactions and credit-worthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by the Company's manufacturers. Accordingly, the Company believes that its risk of loss for customer returns is mitigated.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

New Accounting Pronouncements
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets." SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses impairment testing and recognition for goodwill and intangible assets. Pursuant to SFAS No. 142, intangible assets must be periodically tested for impairment (see Note 9).

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be

Disposed of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation of a subsidiary for which control is likely to be temporary. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 requires that the initial measurement of a liability be at fair value. The Company plans to adopt SFAS No. 146 effective January 1, 2003 and does not expect that the adoption will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosures in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 effective December 31, 2002. See Note 6 for a description of the Company's stock-based compensation plans.

The Company applies the intrinsic value-based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established preferred accounting and mandatory disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, the Company's pro forma net earnings and earnings per share would be as follows:

Years Ended December 31,                                2002       2001         2000
-------------------------------------------------------------------------------------
Net income, as reported                            $  28,536   $ 24,441    $  19,114
Deduct:
  Stock-based compensation expense determined
  under fair value based method, net of tax            2,766      4,187        4,261
Net income, pro forma                              $  25,770   $ 20,254    $  14,853

Basic earnings per share            As reported    $    1.12      $0.94    $    0.72
                                    Pro forma      $    1.01      $0.78    $    0.56

Diluted earnings per share          As reported    $    1.07   $   0.90    $    0.69
                                    Pro forma      $    0.97   $   0.74    $    0.53

The Company's pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

The weighted-average fair value at date of grant for stock options granted during 2002, 2001 and 2000 was $9.37, $8.16 and $6.56, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,                                2002         2001        2000
-------------------------------------------------------------------------------------
Expected life in years                                   6.5          7.2         7.7
Risk-free interest rate                                  3.8%         5.1%        5.1%
Expected volatility                                     59.4%        67.5%       71.5%
Dividend yield                                           0.7%         0.7%        0.8%

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

In January 2003, the FASB issued EITF Issue No. 02-16 ("02-16"), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF No. 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. EITF No. 02-16 also addresses the accounting for a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases or remains a customer for a specified period. EITF No. 02-16 permits customers to recognize a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases or remains a customer for a specified period as a reduction of cost of sales, if the customer can reasonably estimate the amount of the rebate or refund on a systematic and rationale allocation. EITF No. 02-16 is effective for fiscal periods beginning after December 15, 2002. The Company does not expect that the adoption of EITF No. 02-16 will have a material effect on the Company's consolidated financial position or results of operations.

Inventories
Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a first-in, first-out basis. As part of this valuation process, excess and slow-moving inventories are reduced to their estimated net realizable value.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 1-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or useful lives. Estimated useful lives for other depreciable assets range from 3-12 years. Included in property and equipment is a corporate aircraft with an estimated useful life of 10 years. Depreciation and amortization expense related to property and equipment amounted to $7,295, $7,900 and $8,259 for the years ended December 31, 2002, 2001 and 2000, respectively.

Recoverability of Long-Lived Assets
The Company evaluates the recoverability of long-lived asset when events or circumstances indicate that the carrying amount of long-lived assets is not recoverable. When events or circumstances indicate that the carrying amount of long-lived assets is not recoverable, the Company determines whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the Company's average cost of funds. The assessment for the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

Goodwill
In accordance with SFAS No. 142, goodwill is no longer amortized but instead the Company is required to perform an annual impairment test for goodwill for each reporting unit or on an interim basis if the Company encounters events or changes in circumstance that would indicate whether or not the book value of goodwill has been impaired. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill (as defined under SFAS No. 142) within the reporting unit is less than its carrying value (see Note 9).

Investment Securities
Investments in marketable equity securities of $170 and $204 at December 31, 2002 and 2001, respectively, are included in other assets and are classified as available-for-sale. The Company records the securities at fair value with unrealized holding gains and losses, net of applicable income taxes, included as a separate component of shareholders' equity. Dividend and interest income are recognized when earned. The difference between cost and market was an unrealized holding gain of $76 and $95 in 2002 and 2001, respectively, net of income tax expense of $41 and $56 in 2002 and 2001, respectively. During the year ended December 31, 2000, the Company recorded a $2,169 write-down related to the permanent impairment of an investment in marketable securities. The marketable securities were 75,166 shares in stock of a then publicly traded company. The Company's original basis was $29.26 per share and had declined to 41 cents per share at December 31, 2000. In accordance with SFAS No. 115, "Accounting for Certain Investments in Equity Securities," the Company determined that the investment had been permanently impaired based on the probability of recovering the original investment, the financial condition and prospects of the entity and other factors. In May 2001, all of the outstanding shares of the issuer's common stock were sold following a merger at a tender offer price of 45 cents per share.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense amounted to $4,674, $4,305 and $4,833 for the years ended December 31, 2002, 2001 and 2000, respectively.

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

Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share additionally assumes, if dilutive, any added dilution from common stock equivalents. Shares used to calculate earnings per share are as follows:

Years Ended December 31,                              2002             2001              2000
---------------------------------------------------------------------------------------------
Weighted average shares outstanding             25,557,653       25,946,110        26,549,211
Dilutive stock options and restricted
 shares of common stock                          1,116,112        1,304,941         1,243,821
---------------------------------------------------------------------------------------------
Shares for diluted earnings per share           26,673,765       27,251,051        27,793,032
=============================================================================================
Stock options and restricted shares of
 common stock outstanding which
 are not included in the calculation of
 diluted earnings per share because
 their impact is antidilutive                    1,504,607        1,994,350         2,886,251
=============================================================================================

Derivative Instruments
The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 11 for further information regarding the Company's hedging activities.

Comprehensive Income
Comprehensive income consists of net income and changes in the value of available-for-sale securities and derivative instruments at December 31, 2002, 2001 and 2000. The changes in components of other comprehensive income for available-for-sale and derivative instruments for the years ended December 31, 2002, 2001 and 2000, respectively, are as follows:

Years Ended December 31,                                                     2002             2001          2000
----------------------------------------------------------------------------------------------------------------
Unrealized loss on derivative instruments, net of  income tax
 benefit of  $700 and $894, in 2002 and 2001, respectively           $     (1,315)      $   (1,528)    $       -
Cumulative effect of accounting change of derivative instruments,
 net of income tax benefit of $372                                              -             (629)            -
Unrealized holding losses of available-for-sales securities
 arising during the period, net of income tax benefit
 of $12, $4 and $27, respectively                                             (22)             (11)          (45)
Reclassification adjustment for losses realized from the
 write-down of available-for-sale securities, net of income
 tax of $1 and $480, respectively                                               -                1           819
----------------------------------------------------------------------------------------------------------------
Changes in value of available-for-sale securities
 and derivative instruments, net of income taxes                     $     (1,337)      $   (2,167)    $     774
================================================================================================================

Shipping & Handling
In July 2000, the Emerging Issues Task Force ("EITF") issued 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 became effective in the fourth quarter of 2000. EITF 00-10 prohibits the netting of shipping and handling costs against shipping and handling revenue. EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items. Shipping and handling costs included in selling, general and administrative expenses amounted to $5,214, $5,697 and $6,438 for the years ended December 31, 2002, 2001 and 2000, respectively.

Restructuring
The Company records restructuring liabilities at the time the Board of Directors approves and commits to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The Restructuring liabilities include those restructuring costs that can be reasonably estimated, are not associated with or do not benefit activities that will be continued and are not associated with or are not incurred to generate revenue after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and are incremental to other costs incurred by the Company in the conduct of its activities prior to the commitment date or existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the Company or reflect a penalty to cancel a contractual obligation. See Note 8 for further information regarding the Company's restructuring programs.

Reclassifications
Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

2.  SUPPLIER CONCENTRATION

The Company has distribution agreements with five key equipment suppliers. Purchases from these five suppliers comprised 46%, 45% and 46% of all purchases made in 2002, 2001 and 2000, respectively. The Company's largest supplier accounted for 17%, 16% and 16% of all purchases made in 2002, 2001 and 2000, respectively. Any significant interruption by the manufacturers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3.  PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

December 31,                                  2002           2001
-----------------------------------------------------------------
Land, buildings and improvements         $  15,567       $ 17,616
Machinery, vehicles and equipment           31,396         31,624
Furniture and fixtures                      19,805         19,482
Corporate aircraft                           7,542          6,271
-----------------------------------------------------------------
                                            74,310         74,993
Less: accumulated depreciation
 and amortization                          (48,460)       (44,290)
-----------------------------------------------------------------
                                         $  25,850       $ 30,703
=================================================================

4.  LONG-TERM OBLIGATIONS

Revolving Credit Agreement
In April 2002, the Company executed a bank-syndicated, unsecured revolving credit agreement which provides for borrowings of up to $225,000, expiring in April 2005. The April 2002 agreement replaced the Company's previous revolving credit agreement that would have expired on August 8, 2002. At December 31, 2002 and 2001, $50,000 and $70,000, respectively, were outstanding under a then existing revolving credit agreement. Borrowings under the revolving credit agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the revolving credit agreement bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (LIBOR plus 1.0% and .5% at December 31, 2002 and 2001, respectively). The Company pays a variable commitment fee on the unused portion of the commitment. The revolving credit agreement contains customary affirmative and negative covenants including certain financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios and limits capital expenditures and dividends in addition to other restrictions. The Company is in compliance with such covenants at December 31, 2002. See Note 11 for details related to interest rate swap agreements designated as hedges.

Long-term Notes
The Company has a $125,000 private placement shelf facility. In October 2002, the Company extended the maturity of the facility to January 2006. The uncommitted loan facility provides the Company a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit agreement. On February 7, 2001, the Company issued $30,000 Senior Series A Notes ("Notes") bearing 7.07% interest under its private placement shelf facility. The Notes have an average life of 5 years with repayment in equal installments of $10,000 beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is paid on a quarterly basis. The Company used the net proceeds from the issuance of the Notes for the repayment of a portion of its outstanding indebtedness under its then existing revolving credit facility.

Bank and Other Debt
Bank and other debt (net of current portion) of $233 and $1,900 at December 31, 2002 and 2001, respectively, primarily consists of promissory notes issued for business acquisitions and capital leases on equipment. Interest rates on bank and other debt range from 4% to 13% and mature at varying dates through 2005. Annual maturities of bank and other debt for the years subsequent to December 31, 2002 are $272 in 2003, $226 in 2004 and $7 in 2005.

Total cash payments for interest were $7,165, $9,888 and $12,499 for the years ended December 31, 2002, 2001 and 2000, respectively.

5.  INCOME TAXES

The components of income tax expense (benefit) are as follows:

Years Ended December 31,                2002             2001         2000
---------------------------------------------------------------------------
Federal                             $ 15,420         $ 14,587      $ 11,087
State                                   (222)            (659)          234
---------------------------------------------------------------------------
                                    $ 15,198         $ 13,928      $ 11,321
===========================================================================
Current                             $ 13,847         $ 15,766      $ 10,080
Deferred                               1,351           (1,838)        1,241
---------------------------------------------------------------------------
                                    $ 15,198         $ 13,928      $ 11,321
===========================================================================

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,                       2002       2001      2000
------------------------------------------------------------------------
Federal statutory rate                        35.0%       35.0%     35.0%
Change in valuation allowance                 (2.8)          -         -
State income taxes, net of federal benefit     2.6         1.3       2.2
------------------------------------------------------------------------
                                              34.8%       36.3%     37.2%
========================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

December 31,                                              2002    2001
-------------------------------------------------------------------------
Deferred tax assets:
Depreciation and amortization                         $    327   $   (101)
Accounts receivable reserves                             1,546      2,295
Capitalized inventory costs and inventory reserves       1,520      4,740
Unrealized loss on derivative instruments                2,006      1,243
Net operating loss carryforwards of subsidiaries         4,330      3,053
Other                                                    1,268        363
-------------------------------------------------------------------------
                                                        10,997     11,593
Less valuation allowance                                  (505)    (1,758)
-------------------------------------------------------------------------
Total deferred tax assets                               10,492      9,835
-------------------------------------------------------------------------
Deferred tax liabilities:
Deductible goodwill                                     (6,937)    (4,886)
Other                                                     (905)      (948)
-------------------------------------------------------------------------
Total deferred tax liabilities                          (7,842)    (5,834)
-------------------------------------------------------------------------
Net deferred tax assets (1)                           $  2,650   $  4,001
=========================================================================

(1) Net deferred tax assets of $3,185 and $7,615 have been included in the consolidated balance sheets in "Other current assets" at December 31, 2002 and 2001, respectively.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that $505 of valuation allowance at December 31, 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance for the current year of $1,253 is reflected as a reduction in the provision for income taxes during 2002. At December 31, 2002, the Company had federal net operating loss carryforwards of $696, which expire in the year 2004, and state net operating loss carryforwards of $106,000, which expire in varying amounts from 2003 through 2017. These amounts are available to offset future taxable income.

Total cash payments for income taxes were $6,973, $13,280 and $11,247 for the years ended December 31, 2002, 2001 and 2000, respectively.

6.  STOCK BASED COMPENSATION AND BENEFIT PLANS

Stock Option Plans
In June 2001, the Company's shareholders approved the 2001 Incentive Compensation Plan ("2001 Plan"). The 2001 Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors. The 2001 Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the option is granted. Options under the 2001 Plan are for a term of ten years and are exercisable as determined by the Committee. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common Stock and Class B Common Stock may be granted. Options as to 445,475 shares of Common Stock, net of cancellations and 200,000 shares of Class B Common Stock have been granted through December 31, 2002. There were 2,227,733 shares of common stock reserved for future grants as of December 31, 2002 under the 2001 Plan.

The Company's 2001 Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the Company. Additionally, the Committee or Board of Directors may impose on any award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions not inconsistent with the provisions of the 2001 Plan, as the Committee or the Board of Directors shall determine, including terms requiring forfeiture of awards in the event of termination of employment by the participant and terms permitting a participant to make elections relating to his or her award. The Committee or the Board of Directors shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the 2001 Plan.

The Company also maintains the 1991 Stock Option Plan (the "1991 Plan"), which expired during 2001; therefore, no additional options may be granted. Options as to 3,075,638 of common stock are outstanding under the 1991 Plan at December 31, 2002. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Committee. During 2002, 4,446 shares of Common Stock and 195,912 shares of Class B Common Stock with an aggregate market value of $3,367 were delivered to the Company as payment for stock option exercises. Under the 1991 Plan, the Committee may waive the vesting period and permit options to be exercised immediately.

A summary of option activity is shown below:


                                            2002                       2001                      2000
                                   -----------------------   ----------------------    ------------------------
                                                 Weighted-                Weighted-                  Weighted-
                                                  Average                  Average                    Average
                                                 Exercise                  Exercise                   Exercise
                                    Options        Price      Options       Price        Options       Price
---------------------------------------------------------------------------------------------------------------
Outstanding on January 1,           5,003,809   $    10.48    4,923,096   $   10.78     4,157,833    $    11.23
Granted                               206,625        14.30      655,325       11.46     1,121,289          9.39
Exercised                          (1,243,533)        5.43      (69,301)       6.95       (91,275)         5.84
Forfeited                            (252,788)       14.12     (505,311)      15.11      (264,751)        13.75
---------------------------------------------------------------------------------------------------------------
Outstanding on  December 31,        3,714,113   $    12.13    5,003,809   $   10.48     4,923,096    $    10.78
===============================================================================================================
Options exercisable at end of year  2,682,088   $    12.42    3,428,980   $   10.07     3,158,851    $    10.01
===============================================================================================================

The following sets forth certain information with respect to those stock options outstanding on December 31, 2002:

                                          Options Outstanding                     Options Exercisable
                         -------------------------------------------------   -----------------------------
                                              Weighted-      Weighted-                           Weighted-
                               Number          Average        Average              Number          Average
                          Outstanding at      Exercise       Remaining         Exercisable at     Exercise
                         December 31, 2002      Price     Contractual Life   December 31, 2002       Price
----------------------------------------------------------------------------------------------------------
$2.32 - $5.00                      236,251   $     3.93                1.0             236,251   $    3.93
$5.01 - $10.00                     899,800         8.34                6.2             575,600        8.23
$10.01-$15.00                    1,366,575        12.46                7.3             761,575       12.84
$15.01-$20.00                    1,206,237        16.72                4.8           1,103,712       16.09
$20.01-$23.17                        5,250        21.08                4.5               4,950       20.96
----------------------------------------------------------------------------------------------------------
                                3,714,113    $    12.13                5.8           2,682,088   $   12.42
==========================================================================================================

Employee Stock Purchase Plan
Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 800,000 shares of the Company's Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company's Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 2002, 2001 and 2000 employees purchased 52,795, 31,681 and 77,822 shares of Common Stock at an average price of $12.39, $10.38 and $8.54 per share, respectively. Cash dividends received by the Employee Stock Purchase Plan were reinvested in the Company's Common Stock and resulted in additional shares issued in the amount of 1,478, 1,767 and 2,322 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 189,733 shares remained available for purchase under the plan.

Restricted Stock
During 2002 and 2001, the Company granted 14,560 and 122,673 shares of restricted common stock, respectively, under the 2001 Plan, which are subject to certain restrictions. Prior to the adoption of the 2001 Plan, certain employees were also granted an aggregate of 252,500 and 127,000 shares of restricted common stock in 2001 and 2000, respectively. The restrictions lapse upon attainment of retirement age or under other circumstances. During 2002, 2001 and 2000, 10,441, 30,000 and 45,000 shares, respectively, were forfeited. The unearned compensation resulting from the grant of restricted shares is reported as a reduction of shareholders' equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the respective estimated retirement age of each employee. Total amortization expense related to the restricted shares amounted to $816, $596 and $389 for the years ended December 31, 2002, 2001 and 2000, respectively.

401(k) Plan
The Company has a profit sharing retirement plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company's Common Stock to the plan on behalf of its employees. For the years ended December 31, 2002, 2001 and 2000, the Company's aggregate contribution to the plan was $848, $909 and $998, respectively.

7.  ACQUISITIONS

During 2002, the Company acquired two wholesale distributors of air conditioning and heating products in Arizona and Mississippi for aggregate cash consideration of $1,864 (net of cash acquired) and 27,688 shares of Common Stock having a fair value of $330. These acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated statement of income beginning on the dates of acquisition.

During 2000, the Company completed the acquisition of a refrigeration equipment distributor in Florida for cash consideration of $896.

The Company's reported revenue, net income and diluted earnings per share would not be materially different if the above acquisitions had occurred on January 1, 2000.

8.  RESTRUCTURING AND NON-CASH CHARGES

During 2001 and 2000, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other unproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. The Company's activities related to the 2001 and 2000 Restructuring Plans discussed below are complete as of December 31, 2002.

2001 Restructuring Plan

In September 2001, the Company's Board of Directors approved plans to integrate the Distribution segment's manufactured housing subsidiaries, close six distribution locations, close seven staffing locations and exit certain licensee relationships in the Staffing segment (the "2001 Restructuring Plan"). During the second quarter of 2002, based on a continued reassessment of the 2001 Restructuring Plan and activities, the Company determined that three of the six distribution locations should remain open. In the Staffing segment, all seven locations were closed and the licensee relationships were terminated in 2001.

In connection with the 2001 Restructuring Plan, the Company recorded restructuring charges of $3,424 ($2,181 after-tax) during the third quarter of 2001 in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SAB No. 100, "Restructuring & Impairment Charges." The portion of the restructuring charge that relates to the valuation of inventory to be disposed of ($328 on a pre-tax basis) has been classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2001.

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

On an after-tax basis, the restructuring and other non-cash charges were $3,691 for the year ended December 31, 2001.

2000 Restructuring Plan

In December 2000, the Company's Board of Directors approved plans adopted by certain operating subsidiaries to close under performing locations, reduce market overlap, dispose of inventory related to discontinued product lines and eliminate other unproductive SKUs (the "2000 Restructuring Plan"). In connection with the 2000 Restructuring Plan, 25 distribution locations closed during 2000 and 7 distribution locations closed during 2001.

The Company recorded restructuring charges of $8,481 ($5,326 after-tax) during the fourth quarter of 2000. A portion of the restructuring charge ($4,269 on a pre-tax basis) related to the valuation of inventory to be disposed of and is classified in cost of sales in the Company's consolidated statement of income for the year ended December 31, 2000.

Also during the fourth quarter of 2000, the Company recorded non-cash charges of $788 related to additional inventory reserves in cost of sales, $1,731 related to accounts receivable valuation reserves in selling, general and administrative expenses and $2,169 related to the write-down of an impaired investment in one of the Company's primary competitors in other expense. See Note 1 for additional information regarding the Company's policy on accounting for investment securities.

On an after-tax basis, restructuring and other non-cash charges were $8,270 for the year ended December 31, 2000.

The following table summarizes the activity in restructuring liabilities or valuation reserves during the years ended December 31, 2002, 2001 and 2000 for the 2001 and 2000 Restructuring Plans:

                                                                           Utilized
                                        Balance   Restructuring   --------------------------   Change in     Balance
                                      January 1      Charges         Cash         Non-cash      Estimate   December 31
----------------------------------------------------------------------------------------------------------------------
2002 Activity:
Noncancelable lease obligations       $   1,091   $           -   $      (605)  $          -   $    (486)  $         -
Discontinued product lines                  328               -             -           (574)        246             -
Other                                       294               -          (241)             -         (53)            -
----------------------------------------------------------------------------------------------------------------------
                                      $   1,713   $           -   $      (846)  $       (574)  $    (293)  $         -
----------------------------------------------------------------------------------------------------------------------

2001 Activity:
Discontinued product lines            $   3,484   $         328   $         -   $     (3,484)  $       -   $       328
Noncancelable lease obligations           1,194           1,424        (1,224)             -        (303)        1,091
Other                                       409             358          (524)           (25)         76           294
Asset write-down                             68           1,314             -         (1,382)          -             -
----------------------------------------------------------------------------------------------------------------------
                                      $   5,155   $       3,424   $    (1,748)  $     (4,891)  $    (227)  $     1,713
----------------------------------------------------------------------------------------------------------------------

2000 Activity:
Discontinued product lines            $       -   $       4,269   $         -   $       (785)  $       -   $     3,484
Noncancelable lease obligations               -           1,541          (347)             -           -         1,194
Write-down of accounts receivable             -             924             -           (894)          -            30
Employee severance and benefits               -             326          (272)             -           -            54
Write-down of property and equipment          -             185             -           (147)          -            38
Other                                         -           1,236          (881)             -           -           355
----------------------------------------------------------------------------------------------------------------------
                                      $       -   $       8,481   $    (1,500)  $     (1,826)  $       -   $     5,155
----------------------------------------------------------------------------------------------------------------------

The restructuring charges were determined based on formal plans approved by the Company's Board of Directors using the best information available to it at the time. The Company's restructuring activities have resulted in a simplified operating structure that should enhance future profitability.

9.  GOODWILL & OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted the provisions of SFAS No. 142. SFAS No. 142 eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. To apply the provisions of SFAS No. 142, the Company is required to identify its reporting units. Based on an analysis of economic characteristics and how the Company operates its business, the Company has designated its business segments as its reporting units: Distribution and Staffing. In accordance with the transition provisions of SFAS No. 142, the Company was required to perform an initial impairment review of goodwill as of the transition date of January 1, 2002. This test involved the use of estimates to determine the fair value of the Company's reporting units with which goodwill was associated and compared to the carrying value of the reporting unit. The initial impairment review as of the transition date of January 1, 2002 was completed in the second quarter of 2002 and resulted in no goodwill impairment charge.

On January 1, 2003, the Company performed the required annual goodwill impairment test and determined there was no impairment.

The Company evaluates the recoverability of goodwill for impairment when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company's accounting for impairment contains uncertainty because management must use judgment in determining appropriate market value multiples. The operating results of the Staffing segment have been negatively impacted by economic softness experienced in the past two years. In the event that the operating results of the Staffing segment do not improve, a goodwill impairment charge may be necessary to the extent that the implied fair value of goodwill is less than the carrying value. There can be no assurance that goodwill impairment will not occur in the future.

Net income and basic and diluted earnings per share, adjusted to exclude amounts no longer being amortized are as follow:

Year Ended December 31,                          2002          2001        2000
-------------------------------------------------------------------------------
Reported net income                        $   28,536   $    24,441   $  19,114
     Adjustments:
         Goodwill amortization expense              -         3,587       3,612
         Income tax effect                          -        (1,302)     (1,344)
     Adjusted net income                   $   28,536   $    26,726   $  21,382

     Basic earnings per share:
         Reported                          $     1.12   $      0.94   $    0.72
         Adjusted                          $     1.12   $      1.03   $    0.81
     Diluted earnings per share:
         Reported                          $     1.07   $      0.90   $    0.69
         Adjusted                          $     1.07   $      0.98   $    0.77

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follow:

                                         Distribution      Staffing       Total
-------------------------------------------------------------------------------
Balance at December 31, 2001             $    120,754   $     3,983   $ 124,737
Goodwill acquired during the period               790             9         799
-------------------------------------------------------------------------------
Balance at December 31, 2002             $    121,544   $     3,992   $ 125,536
===============================================================================

See Note 7 for additional information regarding acquisitions made in 2002.

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

The Company's Board of Directors authorized the repurchase, at management's discretion, of up to 7,500,000 shares of the Company's stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders' equity. The Company purchased 1,610,900 shares at a cost of $24,463 in 2002, 263,800 shares at a cost of $3,219 in 2001 and 1,749,313 shares at a cost of $17,604 in 2000. In aggregate since the inception of the repurchase plan in 1999, the Company has repurchased 4,970,213 shares of Common Stock and Class B Common Stock at a cost of $59,607.

11. FINANCIAL INSTRUMENTS

Recorded Financial Instruments
The Company's recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2002 and 2001, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available to the Company for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments
The Company has entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates under its revolving credit agreement. Under the swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. The Company does not hold or issue such financial instruments for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

At December 31, 2002 and 2001, the Company's interest rate swap portfolio consisted of swaps aggregating a notional value of $50,000 and $60,000, respectively and maturity dates ranging from 2003 to 2007. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments ranging from 6.25% to 6.49% in 2002 and 2001. All interest rate swaps are effective as cash flow hedges and therefore there is no effect on current earnings from hedge ineffectiveness.

The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction to OCI of $1,001 ($629 after-tax). The Company also recorded a loss in OCI relating to the change in value of the cash flow hedges of $1,315, net of income tax benefit of $700 for the year ended December 31, 2002 and $1,528, net of income tax benefit of $894 for the year ended December 31, 2001. The fair market values of the derivative financial instruments are liabilities of $5,438 and $3,424 at December 31, 2002 and 2001, respectively, and are recorded in other liabilities in the Company's consolidated balance sheets.

During the years ended December 31, 2002 and 2001, the Company reclassified $1,613, net of income tax benefit of $859 and $786, net of income tax benefit of $448, respectively from accumulated other comprehensive income to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated other comprehensive income will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2002, approximately $2,007 in deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (1.36% at December 31, 2002).

At December 31, 2002 and 2001, respectively, the Company is contingently liable under standby letters of credit aggregating approximately $5,819 and $3,400, respectively, that were primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs maintained by the Company. The Company does not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on past transactions with customers, the credit worthiness of specific customers, historical trends and other information. At December 31, 2002 and 2001, the allowance for doubtful accounts was $3,758 and $6,321, respectively. Although the Company believes its allowance is sufficient, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases
At December 31, 2002, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals of $24,769 in 2003, $18,983 in 2004, $13,624 in 2005, $8,619 in 2006,
$5,823 in 2007 and $6,075 thereafter. Rental expense for the years ended December 31, 2002, 2001 and 2000 was $27,490, $27,962 and $26,462, respectively.

Minimum Royalty Payments
At December 31, 2002, the Company is obligated under its licensing agreement with Whirlpool Corporation to make minimum royalty payments of $1,000 each year starting in 2004 and ending in 2011.

Litigation, Claims and Assessments
The Company and its subsidiaries are involved in litigation incidental to the operation of the Company's business. The Company vigorously defends all matters in which the Company or its subsidiaries are named defendants and, for insurable losses, maintains significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. In the opinion of the Company, although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability associated with any claims or litigation in which the Company or its subsidiaries are involved will not materially affect the Company's financial condition or results of operations.

Self-insurance
The Company maintains self-insured retentions for its health benefits and casualty insurance programs and limits its exposure by maintaining stop-loss and aggregate liability coverages. The estimate of the Company's self-insurance liability contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating the Company's self-insurance liability, management considers a number of factors, which include historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third party actuaries to evaluate whether the self-insurance liability is adequate. If actual claims exceed these estimates, additional reserves may be required.

13. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has two reportable segments: HVAC equipment and related parts and supplies - which comprises 97%, 96% and 95% of revenue in 2002, 2001 and 2000, respectively, and a personnel staffing services business. The Distribution segment has similar products, customers, marketing strategies and operations. The operating segments are managed separately because each offers distinct products and services.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in Note 1. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure are interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes and certain property and equipment.

No single customer accounted for more than 10% of the Company's revenue in 2002, 2001 and 2000.

Years ended December 31,                                  2002              2001             2000
-------------------------------------------------------------------------------------------------
Revenue:
   Distribution                                  $   1,147,561    $    1,194,587    $   1,243,208
   Staffing                                             33,575            44,059           66,958
-------------------------------------------------------------------------------------------------
                                                 $   1,181,136    $    1,238,646    $   1,310,166
=================================================================================================
Operating income:
   Distribution                                  $      64,626    $       60,659    $      53,098
   Staffing                                             (1,739)           (2,265)           2,975
   Corporate expenses                                  (11,963)          (10,070)         (10,258)
-------------------------------------------------------------------------------------------------
                                                 $      50,924    $       48,324    $      45,815
=================================================================================================
Depreciation and amortization:
   Distribution                                  $       6,648    $       10,713    $      11,020
   Staffing                                                301               548              607
   Corporate                                               346               226              244
-------------------------------------------------------------------------------------------------
                                                 $       7,295    $       11,487    $      11,871
=================================================================================================
Restructuring and non-cash charges:
   Distribution                                  $        (277)   $        3,272    $      11,000
   Staffing                                                (16)            2,523                -
   Corporate                                                 -                 -            2,169
-------------------------------------------------------------------------------------------------
                                                 $        (293)   $        5,795    $      13,169
=================================================================================================
Assets:
   Distribution                                  $     446,411    $      476,499    $     522,157
   Staffing                                             10,379            10,836           16,579
   Corporate                                            46,929            33,485           24,734
-------------------------------------------------------------------------------------------------
                                                 $     503,719    $      520,820    $     563,470
=================================================================================================
Capital expenditures:
   Distribution                                  $       3,380    $        4,366    $       6,505
   Staffing                                                237               228              455
   Corporate                                               922                30               72
-------------------------------------------------------------------------------------------------
                                                 $       4,539    $        4,624    $       7,032
=================================================================================================

14. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company and a member of the Board of Directors had a 75% and 25% equity interest, respectively, in A2 Jet Leasing LLC ("A2 Jet Leasing"), a company which performs aircraft leasing services to the Company, the member of the Board of Directors and his affiliates and unaffiliated third parties. During 2002, 2001 and 2000, A2 Jet Leasing recovered $770, $702 and $416, respectively, in costs from the member of the Board of Directors pertaining to his and his affiliates' usage of the aircraft. In February 2003, the Company purchased the 25% equity interest owned by the member of the Board of Directors for total cash consideration of $1,294.

A member of the Company's Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as the Company's principal outside counsel and receives customary fees for legal services. During 2002, 2001 and 2000, the Company paid this firm $44, $42 and $29, respectively, for services performed.

On April 15, 2002, the Company granted a loan in the amount of $160 to the Company's Chief Financial Officer for the purchase of a primary residence. The loan bears interest at 5%, payable annually, and matures on April 15, 2007. The loan was approved by the Compensation Committee of the Board of Directors of the Company and was made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and does not involve more than normal risk of collectibility.

15. SUBSEQUENT EVENTS

In January 2003, the Company's Board of Directors approved an increase in the quarterly cash dividend to $.04 per share from $.03 per share. On an annualized basis the dividend rate will be $.16 per share. The first dividend at the new rate was paid on January 31, 2003.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Watsco, Inc.

We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Watsco, Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 11, 2002 (except with respect to the matters discussed in Note 14, as to which the date is March 22, 2002).

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the financial statements of Watsco, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 9, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 9 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

                                ERNST & YOUNG LLP

Miami, Florida
February 14, 2003

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP ("Arthur Andersen") in connection with Watsco, Inc.'s Form 10-K filing for the fiscal year ended December 31, 2001. The inclusion of this previously issued Arthur Andersen report is pursuant the "temporary final rule requirements for Arthur Andersen LLP auditing client," issued by the U.S. Securities and Exchange Commission in March 2002. Note that the previously issued Arthur Andersen report includes references to certain fiscal years that are not required to be presented in the accompanying consolidated financial statements as of and for the years ended December 31, 2001 and 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 10-K.

As described in Note 9, the Company revised its consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 to include the transitional disclosures required by SFAS No. 142, "Goodwill and Intangible Assets."

The Arthur Andersen LLP report does not extend to these revisions to the 2001 and 2000 consolidated financial statements. These revisions to the 2001 and 2000 consolidated financial statements were reported on by Ernst & Young LLP, as stated in their report appearing on the preceding page.

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

                          WATSCO, INC. AND SUBSIDIARIES
                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  1ST          2ND          3RD          4TH
(In thousands, except per share data)         QUARTER      QUARTER       QUARTER      QUARTER        TOTAL
----------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Revenue (1)                                $  256,815   $  331,170   $   326,286   $  266,865  $ 1,181,136
Gross profit                                   62,975       81,270        80,085       62,946      287,276
----------------------------------------------------------------------------------------------------------
Net income (2)                             $    3,042   $   12,466   $    11,842   $    1,186  $    28,536
==========================================================================================================
Diluted earnings per share (2), (4)        $     0.11   $     0.46   $      0.45   $     0.05  $      1.07
==========================================================================================================

YEAR ENDED DECEMBER 31, 2001
Revenue (1)                                $  278,113     $351,149   $   336,008   $  273,376  $ 1,238,646
Gross profit                                   68,762       84,011        80,721       65,546      299,040
----------------------------------------------------------------------------------------------------------
Net income                                 $    2,366   $   12,984   $     8,080   $    1,011  $    24,441
Net income adjusted for SFAS No. 142            2,921       13,548         8,650        1,607       26,726
==========================================================================================================
Diluted earnings per share (3), (4)        $     0.09   $     0.48   $      0.29   $     0.04  $      0.90
Diluted earnings per share
 adjusted for SFAS No. 142 (3), (4)              0.11         0.50          0.32         0.06  $      0.98
==========================================================================================================

     (1) Sales of residential central air conditioners, heating equipment and related parts and supplies distributed by the Company have historically been seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

     (2) Effective January 1, 2002, goodwill is no longer being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" as more fully described in Notes 1 and 9 to the consolidated financial statements.

     (3) During the 3rd Quarter of 2001, the Company recorded restructuring and other non-cash charges of $3,691 or $0.14 per share on an after-tax basis, as more fully described in Note 8 to the consolidated financial statements.

     (4) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

                          WATSCO, INC. AND SUBSIDIARIES
                           INFORMATION ON COMMON STOCK

   The Company's Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company's Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2002, 2001 and 2000. At March 20, 2003, excluding shareholders with stock in street name, the Company had 470 Common Stock shareholders of record and 212 Class B Common Stock shareholders of record.

                                           COMMON                CLASS B          CASH DIVIDENDS
                                      HIGH        LOW        HIGH       LOW      COMMON    CLASS B
==================================================================================================
YEAR ENDED DECEMBER 31, 2002:
   Fourth quarter                  $   16.91   $   13.70   $  17.00   $  14.89   $  .030   $  .030
   Third quarter                       18.49       12.87      17.95      13.50      .030      .030
   Second quarter                      19.25       16.30      19.50      17.00      .030      .030
   First quarter                       18.29       12.90      18.50      14.45      .025      .025
==================================================================================================
YEAR ENDED DECEMBER 31, 2001:
   Fourth quarter                  $   14.59   $   11.78   $  14.35   $  11.75   $  .025   $  .025
   Third quarter                       14.48       11.30      14.30      11.00      .025      .025
   Second quarter                      14.50       11.20      14.30      11.40      .025      .025
   First quarter                       13.93       10.48      13.75      11.00      .025      .025
==================================================================================================
YEAR ENDED DECEMBER 31, 2000:
   Fourth quarter                  $   12.04   $    8.89   $  11.81   $   9.00   $  .025   $  .025
   Third quarter                       13.94       10.05      13.63      10.25      .025      .025
   Second quarter                      15.75       10.44      15.94      10.50      .025      .025
   First quarter                       12.50        8.38      12.81       8.88      .025      .025
==================================================================================================