Form 10-K, Exhibit 13
period 2003-12-31
WATSCO INC
filed 2004-03-15
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2003	2002(1)	2001(2)	2000(3)	1999
OPERATIONS
Revenue	$1,232,908	$1,181,136	$1,238,646	$1,310,166	$1,249,550
Gross profit	305,083	287,276	299,040	306,780	295,116
Operating income	61,189	50,924	48,324	45,815	59,439
Net income	34,895	28,536	24,441	19,114	29,481
Net income adjusted for SFAS No. 142(1)	34,895	28,536	26,726	21,382	31,533

SHARE DATA
Diluted earnings per share	$1.34	$1.07	$0.90	$0.69	$0.99
Diluted earnings per share adjusted for SFAS No. 142(1)	1.34	1.07	0.98	0.77	1.06
Cash dividends declared per share:
Common Stock	$0.20	$0.115	$0.10	$0.10	$0.10
Class B Common Stock	0.20	0.115	0.10	0.10	0.10
Weighted average shares outstanding for diluted earnings per share	26,037	26,674	27,251	27,793	29,741
Common stock outstanding	26,324	26,032	26,745	26,497	27,907

BALANCE SHEET INFORMATION
Total assets	$535,095	$503,719	$520,820	$563,470	$588,180
Long-term obligations	60,153	80,233	101,900	140,878	159,415
Shareholders’ equity	360,869	329,201	322,420	304,164	301,716

(1)	Effective January 1, 2002, goodwill is no longer being amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” as more fully described in Notes 1 and 9 to the consolidated financial statements. Adjusted net income and adjusted diluted earnings per share exclude goodwill amortization on an after-tax basis.

(2)	During 2001, the Company recorded restructuring charges of $3,424 ($2,181 or $0.08 per share on an after-tax basis), as more fully described in Note 8 to the consolidated financial statements.

(3)	During 2000, the Company recorded restructuring charges of $8,481 ($5,326 or $0.19 per share on an after-tax basis).

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Watsco, Inc. and its subsidiaries (collectively, the “Company” or “Watsco”) is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. The Company has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 98% of 2003 revenue and presently operates from 318 locations in 31 states and a national temporary staffing and permanent placement services (“Staffing”) segment, which accounted for 2% of 2003 revenue.

Revenue for the Company primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Company’s Staffing segment. The Company’s selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses which tend to be variable in nature and relate to sales growth. Other significant selling expenses relate to warehousing and distribution facilities and trucks, which are under non-cancelable operating leases. Refer to Note 12 to the consolidated financial statements for minimum annual rentals.

Sales of residential central air conditioners, heating equipment and parts and supplies distributed by the Company have historically been seasonal. Furthermore, the Company’s results of operations can be impacted favorably or unfavorably based on the severity or mildness of weather patterns during summer or winter selling seasons. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

In addition, the Company continues to pursue its acquisition strategy which is focused on acquiring businesses that complement the Company’s presence in existing markets or establishing a presence in new markets.

Matters Affecting Comparability

The following matters affect the comparability of results between 2003, 2002 and 2001.

During 2001, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, eliminated other unproductive SKUs, integrated operations of certain subsidiaries and exited certain business relationships. The Company’s initiatives related to the 2001 Restructuring Plan were complete as of December 31, 2002. Refer to Note 8 to the consolidated financial statements and in this section under “Restructuring Activities” for further information.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and certain other intangible assets deemed to have indefinite useful lives are no longer amortized but are reviewed annually for impairment. SFAS No. 142 does not require retroactive restatement for all periods presented; however, it does require the disclosure of prior year effects adjusted for the elimination of amortization of goodwill and indefinite-lived intangible assets. The initial impairment review as of the transition date of January 1, 2002 was completed in the second quarter of 2002 and resulted in no goodwill impairment charge. Also, on January 1, 2004 and 2003, the Company performed the required annual impairment tests and determined there was no impairment. Refer to Note 9 to the consolidated financial statements for further information.

The following table summarizes information derived from the Company’s consolidated statements of income expressed as a percentage of revenue for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Revenue	100.0%	100.0%	100.0%
Cost of sales	75.3	75.7	75.9

Gross profit	24.7	24.3	24.1
Selling, general and administrative expenses	19.7	20.0	19.7
Goodwill amortization	—	—	.3
Restructuring costs	—	—	.2

Operating income	5.0	4.3	3.9
Interest expense	(.5)	(.6)	(.8)
Income taxes	(1.7)	(1.3)	(1.1)

Net income	2.8%	2.4%	2.0%

The following table sets forth revenue (in thousands) by business segment for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001
Distribution	$1,206,526	98%	$1,147,561	97%	$1,194,587	96%
Staffing	26,382	2%	33,575	3%	44,059	4%

Total revenue	$1,232,908	100%	$1,181,136	100%	$1,238,646	100%

The following narratives include the results of operations acquired during 2003 and 2002. Acquisitions have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results of the Company beginning on their respective dates of acquisition. Data presented in the following narratives referring to “same-store basis” exclude the effects of operations acquired or locations opened and closed during the prior twelve months.

Consolidated Comparison of Year Ended December 31, 2003 with Year Ended December 31, 2002

Revenue in 2003 increased $51.8 million, or 4%, as compared to 2002.

Distribution segment revenue in 2003 increased $59.0 million, or 5%, over 2002 including a $41.0 million contribution from locations acquired and opened during 2003 offset by $13 million from closed locations. On a same-store basis, revenue in the Distribution segment increased $30.6 million, or 3%, over 2002, including a $45.0 million or 4.2% same-store sales increase in residential and light commercial HVAC products and a 24% same-store sales decline to the manufactured housing market. Sales to the manufactured housing market, which represented 4% of the Distribution segment’s revenue in 2003, continue to be affected by a tightened financing market for dealers and consumers.

Staffing segment revenue in 2003 decreased $7.2 million, or 21%, over 2002. This decrease is primarily attributable to lower sales demand due to economic conditions affecting labor markets in the United States.

Gross profit in 2003 increased $17.8 million, or 6%, over 2002, primarily as a result of the aforementioned revenue increase and improved selling margins in the Distribution segment. Gross profit margin increased to 24.7% in 2003 from 24.3% in 2002, primarily due to higher markups on certain product offerings and higher sales of parts and supplies versus equipment sales as compared to 2002.

Selling, general and administrative expenses in 2003 increased $7.5 million, or 3%, over 2002, primarily due to the aforementioned revenue increase and on a same store-sales basis, remained flat. The Company’s Distribution segment selling, general and administrative expenses increased $3.2 million or 2% on a same-store basis and as a percent of revenue selling, general and administrative expenses decreased to 18.0% in 2003 from 18.6% in 2002.

Interest expense, net decreased $1.7 million, or 23%, in 2003 from 2002 primarily due to 25% lower average daily borrowings during the year.

The effective tax rate increased to 37.3% in 2003 from 34.8% in 2002. This reflects a reduced benefit of changes in valuation reserves related to state operating loss carryforwards.

Consolidated Comparison of Year Ended December 31, 2002 with Year Ended December 31, 2001

Revenue in 2002 decreased $57.5 million, or 5%, as compared to 2001.

Distribution segment revenue in 2002 decreased $47.0 million, or 4%, over 2001. On a same-store basis, revenue in the Distribution segment decreased $44.5 million, or 4%, over 2001, including a $27.6 million or 2.5% same-store sales decline in residential and light commercial HVAC products, as sales increases in the Company’s southeastern markets were offset by declines in other markets. Sales results also include lower sales of commercial products and an 18% decline in sales to the manufactured housing market. Sales to the manufactured housing market, which represented 6% of the Distribution segment’s revenue, were affected by a tightened financing market for home dealers and consumers.

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

Selling, general and administrative expenses in 2002 decreased $11.0 million, or 4%, over 2001, primarily due to the aforementioned revenue decrease and other cost savings initiatives. Selling, general and administrative expenses, excluding restructuring charges of $2.9 million and goodwill amortization of $3.6 million in 2001, as a percent of revenue, increased from 19.7% to 20.0%. Such increase was primarily due to operating inefficiencies resulting from lower than expected sales volume to the Distribution segment’s manufactured housing market and in the Staffing segment. On a same-store basis and excluding restructuring charges and goodwill amortization incurred in 2001, the Company’s Distribution segment selling, general and administrative expenses decreased $7.6 million or 3%, and as a percent of revenue selling, general and administrative expenses increased to 18.6% in 2002 from 18.5% in 2001.

Interest expense, net in 2002 decreased $2.8 million, or 28%, from 2001 primarily due to 35% lower average daily borrowings during the year and lower interest rates.

The effective tax rate declined to 34.8% in 2002 from 36.3% in 2001. This reflects the benefit of a $1.3 million reduction in valuation reserves related to state operating loss carryforwards and an internal reorganization of the Company’s subsidiary ownership structure that was more tax efficient than the previous structure.

Restructuring Activities

During 2001, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, integrated operations of certain subsidiaries and exited certain business relationships (the “2001 Restructuring Plan”). In connection with the 2001 Restructuring Plan, the Company recorded restructuring charges of $3.4 million ($2.2 million after-tax) during the third quarter of 2001. The portion of the restructuring charge that relates to the valuation of inventory to be disposed of $.3 million (on a pre-tax basis) has been classified in cost of sales in the Company’s consolidated statement of income for the year ended December 31, 2001. The Company’s activities related to the 2001 Restructuring Plan were complete as of December 31, 2002.

Liquidity and Capital Resources

Management assesses the Company’s liquidity in terms of its ability to generate cash to execute its business strategy, fund its operating and investing activities and takes into consideration the seasonal demand of the Company’s products, which peaks in the months of May through August. Significant factors affecting liquidity include the adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms, cash flows generated from operating activities, capital expenditures, acquisitions, the timing and extent of common stock repurchases and dividend policy.

The Company maintains a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $225.0 million, expiring in April 2005. At December 31, 2003, $30.0 million was outstanding under the revolving credit agreement. Borrowings under the agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the revolving credit agreement bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company’s financial performance (LIBOR plus 1.0% at December 31, 2003 and 2002, respectively). The Company pays a variable commitment fee on the unused portion of the commitment.

The Company also has a $125.0 million unsecured private placement shelf facility. The uncommitted shelf facility provides the Company with a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit agreement through January 2006. The Company has $30.0 million Senior Series A Notes (“Notes”) outstanding under its private placement shelf facility, bearing interest at 7.07%. The Notes have an average life of 5 years with repayment in equal installments of $10.0 million beginning on April 9, 2005 until the final maturity on April 9, 2007. Interest is paid on a quarterly basis. The Notes allow for redemption prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to the Company’s consolidated net worth, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. The Company is in compliance with all covenants and financial ratios at December 31, 2003.

At December 31, 2003, the Company’s debt-to-total capitalization ratio (total capital is defined as debt plus equity) improved to 14% as compared to 20% at December 31, 2002, primarily as a result of current year net repayments under the Company’s revolving credit agreement.

At December 31, 2003, the Company had one interest rate swap agreement with a notional value of $30.0 million to manage its net exposure to interest rate changes related to all of the borrowings under the revolving credit agreement. The interest rate swap agreement effectively converts the Company’s LIBOR-based variable rate borrowings into fixed rate borrowings. The Company continuously monitors developments in the capital markets and only enters into swap transactions with established counterparties having investment grade ratings. See Note 11 to the consolidated financial statements and “Quantitative and Qualitative Disclosures About Market Risk,” for further information.

At December 31, 2003, the Company is contingently liable under standby letters of credit aggregating approximately $7.2 million that are primarily used as collateral to cover possible future assessments pertaining to a self-insurance program maintained by the Company. The Company does not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero at December 31, 2003.

Working capital increased to $269.5 million at December 31, 2003 from $259.1 million at December 31, 2002, primarily due to an increase in cash as a result of improved days sales outstanding to 39 in 2003 from 42 in 2002 and improved inventory turns to 5.0 in 2003 from 4.9 in 2002, an increase in inventories as a result of the introduction of new product lines in 2003 and from an increase in accounts receivable driven by increased sales volume, offset by an increase in accounts payable and accrued liabilities.

Net cash provided by operating activities was $60.3 million in 2003 compared to $66.9 million in 2002, a decrease of $6.6 million, primarily due to the aforementioned improvements in working capital and an increase in net income. Net cash provided by operating activities was $66.9 million in 2002 compared to $52.6 million in 2001, an increase of $14.3 million, due to reductions in working capital.

During 2003, wholly-owned subsidiaries of the Company completed three transactions resulting in the purchase of certain assets (consisting primarily of accounts receivable, inventories and property and equipment) and the assumption of certain lease obligations of 52 locations in Arkansas, Kentucky, Louisiana, Mississippi, Tennessee, Texas and Virginia. The acquired locations sell heating, air conditioning, refrigeration equipment and related parts and supplies. These acquisitions were funded by cash on hand in an amount equal to $18.4 million.

In accordance with SFAS No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record these transactions. The purchase price allocation for the acquisitions is as follows (in millions):

Accounts receivable	$5.4
Inventories	8.3
Property and equipment	.3
Goodwill	4.9
Accrued liabilities	(.5)

Cash used in acquisition, net of cash acquired	$18.4

During 2002, the Company acquired two wholesale distributors of air conditioning and heating products in Arizona and Mississippi for aggregate cash consideration of $1.9 million (net of cash acquired) and 27,688 shares of Common Stock having a fair value of $.3 million. These acquisitions were accounted for under the purchase method and resulted in the recording of goodwill of $.8 million.

The results of operations of these locations have been included in the Company’s consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions was not deemed material to the Company’s consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

Net cash used in investing activities increased to $22.5 million in 2003 from $4.1 million in 2002, primarily as a result of acquisitions during 2003. Net cash used in investing activities increased to $4.1 million in 2002 from $3.3 million in 2001 primarily as a result of capital expenditures and acquisitions during 2002, offset by the proceeds received from the sale of property and equipment.

Net cash used in financing activities of $27.3 million in 2003 resulted primarily from net repayments under the revolving credit agreement, purchases of the Company’s common stock and payments of common stock dividends, offset by proceeds from the issuance of common stock. Net cash used in financing activities of $46.0 million in 2002 resulted primarily from purchases of the Company’s common stock, net repayments under the revolving credit agreement and payments of common stock dividends, offset by proceeds from the issuance of common stock. Net cash used in financing activities of $44.9 million in 2001 resulted primarily from net repayments under the revolving credit agreement and purchases of the Company’s common stock, offset by proceeds from the issuance of Notes under the private placement facility.

The Company’s Board of Directors has authorized the repurchase, at management’s discretion, of 7.5 million shares to be repurchased in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. The Company purchased .4 million shares at a cost of $6.7 million in 2003, 1.6 million shares at a cost of $24.5 million in 2002 and .3 million shares at a cost of $3.2 million in 2001. In aggregate, the Company has repurchased 5.4 million shares of Common Stock and Class B Common Stock at a cost of $66.3 million. The remaining 2.1 million shares authorized for repurchase are subject to certain restrictions included in the Company’s credit agreements. The Company has not made any purchases subsequent to December 31, 2003 through the date of this filing.

Cash dividends of 20 cents, 11.5 cents and 10 cents per share of Common Stock and Class B Common Stock were paid in 2003, 2002 and 2001, respectively. In February 2004, the Company’s Board of Directors approved an increase in the quarterly cash dividend to 10 cents per share from 8 cents per share of Common Stock and Class B Common Stock. Future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company’s profitability, financial condition, cash requirements, restrictions existing on the Company’s credit agreements, future prospects and other factors deemed relevant by the Company’s Board of Directors.

As of December 31, 2003, the Company had $36.3 million of cash and cash equivalents and $195.0 million of unused borrowing capacity under its existing revolving credit agreement and $95.0 million available under the Company’s private placement shelf facility (subject to certain borrowing limitations) to fund present operations and anticipated growth, including expansion in its current and targeted market areas. The Company continually evaluates potential acquisitions and has ongoing discussions with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

The Company believes it has adequate availability of capital from operations and current credit facilities to fund its working capital requirements and support the development of its short-term and long-term operating strategies. Additionally, the Company has the ability to raise funds through the issuance of common or preferred stock if required.

The following summarizes the Company’s contractual obligations at December 31, 2003:

	Payments due by Period (in millions)
	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Non-cancelable operating lease obligations	$26.5	$32.6	$13.8	$3.6
Long-term debt	—	20.0	10.0	—
Minimum royalty payments	1.0	2.0	2.0	3.0
Other debt	0.2	0.1	—	—

Total	$27.7	$54.7	$25.8	$6.6

At December 31, 2003, the Company also had commercial obligations outstanding under its existing revolving credit agreement for borrowings of $30.0 million and standby letters of credit of $7.2 million. Borrowings under the revolving credit agreement at December 31, 2003 had revolving maturities of three months and letters of credit have varying terms expiring through January 2005.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s primary market risk exposure consists of interest rate risk. The Company’s objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company uses interest rate swaps to manage net exposure to interest rate changes to its borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading. See Notes 1 and 11 to the consolidated financial statements for further information.

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

At December 31, 2003, the Company’s interest rate swap had a notional value of $30.0 million maturing in 2007. The swap agreement exchanges the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments of 6.25% in 2003. An interest rate swap with a notional value of $20.0 million matured in 2003. All interest rate swaps are effective as cash flow hedges and therefore there is no effect on current earnings from hedge ineffectiveness.

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All interest rate swaps are effective as cash flow hedges and therefore there is no effect on current earnings from hedge ineffectiveness.

The Company recorded a gain (loss) in OCI relating to the change in value of the cash flow hedges of $1.3 million, net of income tax expense of $(.8) million, $(1.3) million, net of income tax benefit of $.7 million, and $(1.5) million, net of income tax benefit of $.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The fair market values of the derivative financial instruments are long-term liabilities of $3.8 million and $5.4 million at December 31, 2003 and 2002, respectively, and are included in deferred income taxes and other liabilities in the Company’s consolidated balance sheets.

During the years ended December 31, 2003, 2002 and 2001, the Company reclassified $1.3 million, net of income tax benefit of $.8 million, $1.6 million, net of income tax benefit of $.9 million and $.8 million, net of income tax benefit of $.4 million, respectively, from accumulated OCI to current period earnings (recorded as interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCI will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2003, approximately $1.5 million in deferred losses on derivative instruments accumulated in OCI is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (1.33% at December 31, 2003).

The earnings and cash flows to be paid under the Company’s revolving credit agreement are sensitive to changes in LIBOR. The Company performed a sensitivity analysis to determine the potential variability on earnings and cash flows based on the Company’s swap portfolio and variable rate debt through the respective maturity dates of the swap portfolio. The average interest rates on the variable rate debt and the average receive rate on the interest rate swap were derived from implied forward three-month LIBOR curves. The variability on earnings and cash flows aggregated approximately $3.6 million over the remaining life of the swap. This information constitutes a “forward looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Critical Accounting Policies

Management’s discussion and analysis of the Company’s financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Management frequently reevaluates its judgments and estimates which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

The Company’s significant accounting policies are discussed in Note 1 to the Company’s consolidated financial statements. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of the Company’s critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company’s disclosures relating to them.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company’s accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectibility of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. The Company’s business is seasonal, and the Company’s customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters and the Company’s past due accounts receivable balance as a percentage of total trade receivables generally increases during these quarters. The Company reviews its accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions. The allowance for doubtful accounts was $3.0 million and $3.8 million at December 31, 2003 and December 31, 2002, respectively. Although the Company believes its allowance is sufficient, if the financial condition of the Company’s customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact the Company’s consolidated financial statements. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a first-in, first-out basis. As part of this valuation process, excess, slow-moving and damaged inventories are reduced to their estimated net realizable value. The Company’s accounting for excess, slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. The Company reviews its inventory reserve policy periodically, current risks, trends and changes in industry conditions. The Company also maintains a provision for estimated inventory shrinkage and conducts cycle counts and physical inventories to calculate actual shrinkage and inventory on hand. When preparing these estimates, management considers historical results, inventory levels and current operating trends. The Company has established valuation reserves associated with excess, slow-moving and damaged inventory and estimated shrinkage reserves of $3.1 million and $3.0 million at December 31, 2003 and December 31, 2002, respectively. These estimates can be affected by a number of factors, including general economic conditions and other factors affecting demand for the Company’s inventory. In the event the

Company’s estimates differ from actual results, the allowance for excess, slow-moving and damaged inventories may be adjusted and could materially impact the Company’s consolidated financial statements.

Goodwill

Goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value-based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The Company’s accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

The Company evaluates the recoverability of goodwill for impairment at least annually, as required, and when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Operating results of the Staffing segment have been negatively impacted by economic softness experienced in the past three years. In the event that the operating results of the Staffing segment do not improve, a goodwill impairment charge may be necessary to the extent that the implied fair value of goodwill is less than the carrying value. During 2003, the Company completed a number of measures to reduce the costs of operations of its Staffing segment in response to the decline in demand for services. The carrying amount of goodwill at December 31, 2003 for the Staffing segment was $4.0 million. In the event that factors occur prior to the next annual impairment test that indicate that the carrying value of its goodwill may not be recoverable, a goodwill impairment charge may be necessary to the extent that the implied fair value of goodwill is less than the carrying value. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. An adjustment to the carrying value of goodwill could materially impact the Company’s consolidated financial statements.

Self-Insurance Reserves

The Company maintains self-insured retentions for its health benefits and casualty insurance programs and limits its exposure by maintaining stop-loss and aggregate liability coverages. The estimate of the Company’s self-insurance liability contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating the Company’s self-insurance liability, management considers a number of factors, which include historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance liability is adequate. If actual claims exceed these estimates, additional reserves may be required.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The Company has recorded a valuation allowance of $.3 million as of December 31, 2003, due to uncertainties related to the ability to utilize a portion of the deferred tax assets, consisting of state net operating loss carryforwards totaling $78.5 million, which will expire in varying amounts through 2023. The valuation allowance is based on the Company’s estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect the Company’s future taxable income. Although management believes that the estimates discussed above are reasonable and the related calculations conform to accounting principles generally accepted in the United States, if management’s estimates of future taxable income differ from actual taxable income, the deferred tax asset and any related valuation allowance will need to be adjusted. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the Company’s consolidated financial statements.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 requires that the initial measurement of a liability be at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” EITF Issue No. 02-16 permits recognition of a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases as a reduction of cost of sales, if the customer can reasonably estimate the amount of the rebate or refund on a systematic and rational allocation. The Company enters into agreements with certain vendors providing for inventory purchase rebates upon achievement of specified volume purchasing levels. The Company accrues the receipt of vendor rebates as part of its cost of sales for products sold based on progress towards earning the vendor rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventories for vendor rebates received or receivable on products not yet sold. Substantially all vendor rebate receivables are collected within three months immediately following calendar year-end. The adoption of EITF Issue No. 02-16 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” This Interpretation provides clarification on the consolidation of certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are defined as variable interest entities (“VIEs”). FIN No. 46 requires that VIEs be consolidated by the entity considered to be the primary beneficiary of the VIE. In December 2003, the FASB issued FIN No. 46 (revised December 2003), which effectively modified and clarified certain provisions of FIN No. 46, as originally issued, and modified the effective date for certain entities. Public companies will apply the provisions of FIN No. 46, as revised, no later than the first reporting period that ends after March 15, 2004. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company’s consolidated financial statements.

Information About Forward-Looking Statements

This Annual Report contains statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) the Company’s business and acquisition strategies, (ii) potential acquisitions by the Company, (iii) the Company’s financing plans and (iv) industry, demographic and other trends affecting the Company’s financial condition or results of operations. These forward-looking statements are based largely on the Company’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company’s control.

Actual results could differ materially from these forward-looking statements as a result of several factors, including

•	general economic conditions affecting general business spending,

•	consumer spending,

•	consumer debt levels,

•	seasonal nature of sales of the Company’s products,

•	weather conditions,

•	effects of supplier concentration,

•	competitive factors within the Company’s industry,

•	insurance coverage risks,

•	prevailing interest rates, and

•	the ability of the Company to continue to implement its business and acquisition strategies.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on the Company or its business or operations.

For additional information identifying some other important factors which may affect the Company’s operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Company’s Commission filings, including but not limited to, the discussion included in the Business section of the Company’s Form 10-K under the headings “General Risk Factors” and “Business Risk Factors.” Forward-looking statements speak only as of the date the statement was made. The Company assumes no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2003	2002	2001
Revenue	$1,232,908	$1,181,136	$1,238,646
Cost of sales	927,825	893,614	939,278
Cost of sales—restructuring	—	246	328

Gross profit	305,083	287,276	299,040
Selling, general and administrative expenses	243,894	236,891	247,847
Restructuring activities	—	(539)	2,869

Operating income	61,189	50,924	48,324
Interest expense, net	5,509	7,190	9,955

Income before income taxes	55,680	43,734	38,369
Income taxes	20,785	15,198	13,928

Net income	$34,895	$28,536	$24,441

Earnings per share:
Basic	$1.39	$1.12	$0.94
Diluted	$1.34	$1.07	$0.90

Weighted average shares and equivalent shares used to calculate earnings per share:
Basic	25,086	25,558	25,946
Diluted	26,037	26,674	27,251

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share data)	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$36,339	$25,880
Accounts receivable, net	137,678	129,396
Inventories	194,267	176,407
Other	9,244	13,878

Total current assets	377,528	345,561

Property and equipment, net	22,066	25,850
Goodwill	130,412	125,536
Other	5,089	6,772

	$535,095	$503,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$172	$272
Accounts payable	76,526	59,965
Accrued liabilities	31,305	26,215

Total current liabilities	108,003	86,452

Long-term obligations:
Borrowings under revolving credit agreement	30,000	50,000
Long-term notes	30,000	30,000
Other debt, net of current portion	153	233

Total long-term obligations	60,153	80,233

Deferred income taxes and other liabilities	6,070	7,833

Commitments and contingencies (Notes 11 and 12)
Shareholders’ equity:
Common Stock, $0.50 par value, 60,000,000 shares authorized in 2003 and 2002 and 28,061,811 and 27,468,289 shares issued in 2003 and 2002, respectively	14,031	13,734
Class B Common Stock, $0.50 par value, 10,000,000 shares authorized in 2003 and 2002 and 3,674,999 and 3,533,676 shares issued in 2003 and 2002, respectively	1,838	1,767
Paid-in capital	226,363	216,124
Unearned compensation related to outstanding restricted stock	(12,294)	(9,067)
Accumulated other comprehensive loss, net of tax	(2,075)	(3,399)
Retained earnings	199,340	169,649
Treasury stock, at cost, 5,413,113 and 4,970,213 shares of common stock in 2003 and 2002, respectively	(66,334)	(59,607)

Total shareholders’ equity	360,869	329,201

	$535,095	$503,719

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock and Class B Common Stock		Paid-In	Unearned	Accumulated Other Comprehensive	Retained	Treasury
(In thousands, except share data)	Shares	Amount	Capital	Compensation	Income (Loss)	Earnings	Stock	Total
Balance at December 31, 2000	26,497,089	$14,796	$204,871	$(6,031)	$105	$122,348	$(31,925)	$304,164
Net income						24,441		24,441
Cumulative effect of accounting change in derivatives, net of income taxes					(629)			(629)
Changes in value of investments and derivatives, net of income taxes					(1,538)			(1,538)

Comprehensive income								22,274

Contribution to 401(k) plan	63,368	32	868					900
Issuances from exercise of stock options and employee stock purchase plan	102,749	51	789					840
Tax benefit from exercise of stock options			167					167
Issuances of restricted shares of common stock	375,173	188	4,642	(4,830)				—
Forfeitures of restricted shares of common stock	(30,000)	(15)	(478)	493				—
Amortization of unearned compensation				596				596
Common stock dividends, $0.10 per share						(3,302)		(3,302)
Purchase of treasury stock	(263,800)						(3,219)	(3,219)

Balance at December 31, 2001	26,744,579	15,052	210,859	(9,772)	(2,062)	143,487	(35,144)	322,420
Net income						28,536		28,536
Changes in value of investments and derivatives, net of income taxes					(1,337)			(1,337)

Comprehensive income								27,199

Retirement of common stock	(482,680)	(241)	(7,897)					(8,138)
Contribution to 401(k) plan	51,140	25	814					839
Issuances from exercise of stock options and employee stock purchase plan	1,297,806	649	6,770					7,419
Tax benefit from exercise of stock options			5,153					5,153
Issuances of restricted shares of common stock	14,560	7	235	(242)				—
Forfeitures of restricted shares of common stock	(10,441)	(5)	(126)	131				—
Amortization of unearned compensation				816				816
Issuance for acquisition	27,688	14	316					330
Common stock dividends, $0.115 per share						(2,374)		(2,374)
Purchase of treasury stock	(1,610,900)						(24,463)	(24,463)

Balance at December 31, 2002	26,031,752	15,501	216,124	(9,067)	(3,399)	169,649	(59,607)	329,201
Net income						34,895		34,895
Changes in value of investments and derivatives, net of income taxes					1,324			1,324

Comprehensive income								36,219

Retirement of common stock	(100,314)	(50)	(1,806)					(1,856)
Contribution to 401(k) plan	36,900	18	820					838
Issuances from exercise of stock options and employee stock purchase plan	593,607	297	5,298					5,595
Tax benefit from exercise of stock options			1,884					1,884
Issuances of restricted shares of common stock	237,152	119	4,454	(4,573)				—
Forfeitures of restricted shares of common stock	(32,500)	(16)	(411)	427				—
Amortization of unearned compensation				919				919
Common stock dividends, $0.20 per share						(5,204)		(5,204)
Purchase of treasury stock	(442,900)						(6,727)	(6,727)

Balance at December 31, 2003	26,323,697	$15,869	$226,363	$(12,294)	$(2,075)	$199,340	$(66,334)	$360,869

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2003	2002	2001
Cash flows from operating activities:
Net income	$34,895	$28,536	$24,441
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,499	7,295	7,900
Amortization of goodwill	—	—	3,587
Amortization of unearned compensation	919	816	596
Provision for doubtful accounts	3,628	5,317	6,319
Restructuring activities	—	(293)	2,938
Deferred income tax provision (benefit)	1,817	1,351	(1,838)
Non-cash stock contribution to 40l(k) plan	838	839	900
Tax benefit from exercise of stock options	1,884	5,153	167
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(6,472)	9,999	14,150
Inventories	(9,554)	10,211	19,534
Accounts payable and accrued liabilities	19,172	(5,634)	(25,830)
Other, net	6,626	3,271	(291)

Net cash provided by operating activities	60,252	66,861	52,573

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(18,424)	(1,864)	—
Capital expenditures	(3,069)	(4,539)	(4,624)
Purchase of minority interest in consolidated subsidiary	(1,294)	—	—
Proceeds from sale of property and equipment	278	2,338	1,285
Other, net	—	—	35

Net cash used in investing activities	(22,509)	(4,065)	(3,304)

Cash flows from financing activities:
Net repayments under revolving credit agreement	(20,000)	(20,000)	(68,000)
Purchase of treasury stock	(6,727)	(24,463)	(3,219)
Common stock dividends	(5,204)	(3,017)	(2,638)
Net repayments of other debt	(180)	(1,824)	(1,901)
Net proceeds from issuances of common stock	4,827	4,031	840
Payment of debt acquisition costs	—	(775)	—
Proceeds from issuance of long-term notes	—	—	30,000

Net cash used in financing activities	(27,284)	(46,048)	(44,918)

Net increase in cash and cash equivalents	10,459	16,748	4,351
Cash and cash equivalents at beginning of year	25,880	9,132	4,781

Cash and cash equivalents at end of year	$36,339	$25,880	$9,132

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1.	Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, the “Company” or “Watsco”) is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. The Company has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 98% of 2003 consolidated revenue and presently operates from 318 locations in 31 states and a temporary staffing and permanent employment services (“Staffing”) segment, which accounted for 2% of 2003 consolidated revenue. Included in the Distribution segment are operations that sell products for residential and commercial applications and products specifically designed for the manufactured housing market.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, inventory and income taxes, reserves for self-insurance and valuation of goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. In addition to cash, the Company’s cash equivalents include municipal securities with put options of 7 days or less. The Company considers such investments to be cash equivalents for purposes of the consolidated financial statements. At December 31, 2003, the Company held approximately $17 million in such municipal securities. No individual municipal security equaled or exceeded 1% of total assets and such securities are investment grade and collateralized by a letter of credit issued by the remarketing agent.

Investment Securities

Investments in marketable equity securities of $215 and $170 at December 31, 2003 and 2002, respectively, are included in “other” current assets and are classified as available-for-sale. The Company records the securities at fair value with unrealized holding gains and losses, net of applicable income taxes, included as a separate component of shareholders’ equity. Dividend and interest income are recognized when earned. The difference between cost and market was an unrealized holding gain of $100 and $76 in 2003 and 2002, respectively, net of income tax expense of $60 and $41 in 2003 and 2002, respectively.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. The Company reviews its accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a first-in, first-out basis. As part of this valuation process, excess and slow-moving inventories are reduced to their estimated net realizable value. The Company reviews its inventory reserve policy periodically, reflecting current risks, trends and changes in industry conditions. The Company also maintains a provision for estimating inventory shrinkage and conducts cycle counts and physical inventories to calculate actual shrinkage and inventory on hand.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 1-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or useful lives. Estimated useful lives for other depreciable assets range from 3-12 years. Included in property and equipment is a corporate aircraft with an estimated useful life of 10 years. Depreciation and amortization expense related to property and equipment amounted to $6,499, $7,295 and $7,900 for the years ended December 31, 2003, 2002 and 2001, respectively.

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company determines whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the Company’s average cost of funds and compared to the asset’s carrying value. The assessment for the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

Goodwill

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is no longer amortized but instead the Company is required to perform an annual impairment test for goodwill for each reporting unit or on an interim basis if the Company encounters events or changes in circumstance that would indicate that the book value of goodwill might be impaired. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill (as defined under SFAS No. 142) within the reporting unit is less than its carrying value (see Note 9). Prior to January 1, 2002, amortization of goodwill was computed using the straight-line method over 40 years.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (which superceded SAB No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B). Revenue for the Company primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Company’s Staffing segment. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. The Company records revenue after it receives a purchase commitment with a fixed determinable price from the customer and shipment of products or delivery of services has occurred. The Company assesses collection based on a number of factors, including past transactions and credit-worthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by the Company’s manufacturers. Accordingly, the Company believes that its risk of loss for customer returns is mitigated.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $4,847, $4,674 and $4,305 for the years ended December 31, 2003, 2002 and 2001, respectively.

Shipping and Handling

The Company includes shipping and handling costs in selling, general and administrative expenses. Shipping and handling costs amounted to $5,348, $5,214 and $5,697 for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, in accounting for its stock options under fixed plans. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” established preferred accounting and mandatory disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, the Company’s pro forma net income and earnings per share would be as follows:

Years Ended December 31,	2003	2002	2001
Net income, as reported	$34,895	$28,536	$24,441
Stock-based compensation expense included in net income, net of tax	576	532	380
Stock-based compensation expense determined under the fair value-based method, net of tax	(2,690)	(3,298)	(4,567)

Net income, pro forma	$32,781	$25,770	$20,254

Basic earnings per share:
As reported	$1.39	$1.12	$0.94
Pro forma	$1.31	$1.01	$0.78
Diluted earnings per share:
As reported	$1.34	$1.07	$0.90
Pro forma	$1.26	$0.97	$0.74

The Company’s pro forma information above is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company’s net income in future years because pro forma compensation expense related to grants made prior to 1995 may not be taken into consideration.

The weighted-average fair value at date of grant for stock options granted during 2003, 2002 and 2001 was $8.78, $9.37 and $8.16, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,	2003	2002	2001
Expected life in years	6.3	6.5	7.2
Risk-free interest rate	4.3%	3.8%	5.1%
Expected volatility	58.2%	59.4%	67.5%
Dividend yield	1.14%	0.7%	0.7%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The Company’s stock-based compensation arrangements have characteristics significantly different from those of traded options, and changes in the subjective input assumptions used in valuation models can materially affect the fair value estimate. As a result, the existing models may not necessarily provide a reliable single measure of the fair value of its stock-based compensation.

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

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share additionally assumes, if dilutive, any added dilution from common stock equivalents. Shares used to calculate earnings per share are as follows:

Years Ended December 31,	2003	2002	2001
Weighted average shares outstanding	25,086,321	25,557,653	25,946,110
Dilutive stock options and restricted shares of common stock	951,004	1,116,112	1,304,941

Shares for diluted earnings per share	26,037,325	26,673,765	27,251,051

Stock options and restricted shares of common stock outstanding which are not included in the calculation of diluted earnings per share because their impact is antidilutive	739,262	1,504,607	1,994,350

Derivative Instruments

The Company applies the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 11 for further information regarding the Company’s hedging activities.

Comprehensive Income

Comprehensive income consists of net income and changes in the value of available-for-sale securities and derivative instruments for the years ended December 31, 2003, 2002 and 2001. The changes in components of OCI for available-for-sale securities and derivative instruments for the years ended December 31, 2003, 2002 and 2001, respectively, are as follows:

Years Ended December 31,	2003	2002	2001
Unrealized holding gain (loss) on derivative instruments, net of income tax (expense) benefit of $(772), $700 and $894, respectively	$1,296	$(1,315)	$(1,528)
Cumulative effect of accounting change of derivative instruments, net of income tax benefit of $372	—	—	(629)
Unrealized holding gain (loss) on available-for-sales securities arising during the period, net of income tax (expense) benefit of $(17), $12 and $4, respectively	28	(22)	(11)
Reclassification adjustment for losses realized from the write-down of available-for-sale securities, net of income tax of $1	—	—	1

Changes in value of available-for-sale securities and derivative instruments, net of income taxes	$1,324	$(1,337)	$(2,167)

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and subsequently allocated to expense using a systematic and rational method. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146, requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 requires that the initial measurement of a liability be at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” EITF Issue No. 02-16 permits recognition of a rebate or refund of a specified amount of cash consideration that is payable if the customer completes a specified cumulative level of purchases as a reduction of cost of sales, if the customer can reasonably estimate the amount of the rebate or refund on a systematic and rational allocation. The Company enters into agreements with certain vendors providing for inventory purchase rebates upon achievement of specified volume purchasing levels. The Company accrues the receipt of vendor rebates as part of its cost of sales for products sold based on progress towards earning the vendor rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventories for vendor rebates received or receivable on products not yet sold. Substantially all vendor rebate receivables are collected within three months immediately following calendar year-end. The adoption of EITF Issue No. 02-16 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” This Interpretation provides clarification on the consolidation of certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are defined as variable interest entities (“VIEs”). FIN No. 46 requires that VIEs be consolidated by the entity considered to be the primary beneficiary of the VIE. In December 2003, the FASB issued FIN No. 46 (revised December 2003), which effectively modified and clarified certain provisions of FIN No. 46, as originally issued, and modified the effective date for certain entities. Public companies will apply the provisions of FIN No. 46, as revised, no later than the first reporting period that ends after March 15, 2004. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company’s consolidated financial statements.

2.	Supplier Concentration

The Company has six primary agreements related to the distribution of HVAC equipment products. Purchases from these six suppliers comprised 44%, 46% and 45% of all purchases made in 2003, 2002 and 2001, respectively. The Company’s largest supplier accounted for 15%, 17% and 16% of all purchases made in 2003, 2002 and 2001, respectively. Any significant interruption by the manufacturers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3.	Property and Equipment, net

Property and equipment, net, consists of:

December 31,	2003	2002
Land, buildings and improvements	$15,066	$15,567
Machinery, vehicles and equipment	29,523	31,396
Furniture and fixtures	19,420	19,805
Corporate aircraft	7,303	7,542

	71,312	74,310
Less: accumulated depreciation and amortization	(49,246)	(48,460)
	$22,066	$25,850

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

The Company maintains a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $225,000, expiring in April 2005. At December 31, 2003 and 2002, $30,000 and $50,000, respectively, was outstanding under the revolving credit agreement. Borrowings under the agreement are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. Borrowings under the revolving credit agreement bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company’s financial performance (LIBOR plus 1.0% at December 31, 2003 and 2002). The Company pays a variable commitment fee on the unused portion of the commitment. See Note 11 for details related to interest rate swap agreements designated as hedges.

The Company has a $125,000 unsecured private placement shelf facility. The uncommitted loan facility provides the Company a source of long-term, fixed-rate financing as a complement to the variable rate borrowings available under its existing revolving credit agreement through January 2006. The Company has $30,000 Senior Series A Notes (“Notes”) outstanding under its private placement shelf facility, bearing interest at 7.07%. The Notes have an average life of 5 years with repayment in equal installments of $10,000 beginning on April 9, 2005, until the final maturity on April 9, 2007. Interest is paid on a quarterly basis. The Notes allow for redemption prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to the Company’s consolidated net worth, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. The Company is in compliance with all covenants and financial ratios at December 31, 2003.

Other Debt

Other debt (net of current portion) of $153 and $233 at December 31, 2003 and 2002, respectively, relates to capital leases on equipment and promissory notes issued for business acquisitions. Interest rates on other debt range from 3.9% to 9.5% and mature at varying dates through 2008. Annual maturities of other debt for the years subsequent to December 31, 2003 are $172 in 2004, $86 in 2005, $26 in 2006, $26 in 2007 and $15 in 2008.

Total cash payments for interest were $6,090, $7,165 and $9,888 for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Income Taxes

The components of income tax expense (benefit) are as follows:

Years Ended December 31,	2003	2002	2001
Federal	$20,464	$15,420	$14,587
State	321	(222)	(659)

	$20,785	$15,198	$13,928

Current	$18,968	$13,847	$15,766
Deferred	1,817	1,351	(1,838)

	$20,785	$15,198	$13,928

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.6	2.6	1.3
Change in valuation allowance	(.3)	(2.8)	—

	37.3%	34.8%	36.3%

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities:

December 31,	2003	2002
Deferred tax assets:
Accounts receivable reserves	$1,042	$1,546
Capitalized inventory costs and inventory reserves	1,288	1,520
Depreciation	119	327
Unrealized loss on derivative instruments	1,417	2,006
Net operating loss carryforwards	3,083	4,330
Other	3,328	1,268

	10,277	10,997
Less valuation allowance	(324)	(505)

Total deferred tax assets	9,953	10,492

Deferred tax liabilities:
Deductible goodwill	(9,075)	(6,937)
Other	(45)	(905)

Total deferred tax liabilities	(9,120)	(7,842)

Net deferred tax assets (1)	$833	$2,650

(1)	Net deferred current tax assets of $3,166 and $3,185 have been included in the consolidated balance sheets in “other” current assets at December 31, 2003 and 2002, respectively.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that $324 of valuation allowance at December 31, 2003 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance for the current year of $(181) is reflected as a reduction in the provision for income taxes during 2003. At December 31, 2003, the Company had federal net operating loss carryforwards of $464, which expire in the year 2005, and state net operating loss carryforwards of $78,500, which expire in varying amounts from 2004 through 2023. These amounts are available to offset future taxable income.

The number of years that are open for tax audit vary depending on the tax jurisdiction. A number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that the consolidated financial statements reflect the probable outcome of known tax contingencies.

Total cash payments for income taxes were $14,169, $6,973 and $13,280 for the years ended December 31, 2003, 2002 and 2001, respectively.

6.	Stock Based Compensation and Benefit Plans

2001 Incentive Compensation Plan

In June 2001, the Company’s shareholders approved the 2001 Incentive Compensation Plan (“2001 Plan”). The 2001 Plan is administered by the Compensation Committee and the Stock Option Committee (the “Committees”) of the Board of Directors. Decisions with regard to stock-based compensation of the Company’s executives are made by the Compensation Committee and are submitted for approval to the Stock Option Committee. Decisions with regard to stock-based compensation for other employees of the Company are made by the Stock Option Committee. The 2001 Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the option is granted. Options under the 2001 Plan are for a term of ten years and are exercisable as determined by the Committees.

The Company’s 2001 Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the Company. Additionally, the Committees or Board of Directors may impose on any award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions not inconsistent with the provisions of the 2001 Plan, as the Committees or the Board of Directors shall determine, including terms requiring forfeiture of awards in the event of termination of employment by the participant and terms permitting a participant to make elections relating to his or her award. The Committees or the Board of Directors shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the 2001 Plan.

Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common Stock and Class B Common Stock may be granted. There were 1,675,281 shares of common stock reserved for future grants as of December 31, 2003 under the 2001 Plan.

During 2003, 2002 and 2001, the Company granted 237,152, 14,560 and 122,673 shares of restricted common stock, respectively, under the 2001 Plan, which are subject to certain restrictions. Prior to the adoption of the 2001 Plan, certain employees were also granted an aggregate of 252,500 and 127,000 shares of restricted common stock in 2001 and 2000, respectively. The restrictions lapse upon attainment of retirement age or under other circumstances. During 2003, 2002 and 2001, 32,500, 10,441 and 30,000 shares, respectively, were forfeited. The unearned compensation resulting from the grant of restricted shares is reported as a reduction of shareholders’ equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the respective estimated retirement age of each employee. Total amortization expense related to the restricted shares amounted to $919, $816 and $596 for the years ended December 31, 2003, 2002 and 2001, respectively.

Options as to 765,775 shares of Common Stock, net of cancellations and 200,000 shares of Class B Common Stock have been granted through December 31, 2003. There are 906,975 options of common stock outstanding under the 2001 Plan at December 31, 2003.

1991 Stock Option Plan

The Company also maintains the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. Options as to 2,435,451 of common stock are outstanding under the 1991 Plan at December 31, 2003. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Committees. During 2003 and 2002, 100,314 shares of Common Stock with an aggregate market value of $1,856 and 4,446 shares of Common Stock and 195,912 shares of Class B Common Stock with an aggregate market value of $3,367, respectively, were delivered to the Company as payment for stock option exercises. Under the 1991 Plan, the Committees may waive the vesting period and permit options to be exercised immediately.

A summary of option activity is shown below:

	2003		2002		2001
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding on January 1,	3,714,113	$12.13	5,003,809	$10.48	4,923,096	$10.78
Granted	384,500	16.21	206,625	14.30	655,325	11.46
Exercised	(509,475)	8.71	(1,243,533)	5.43	(69,301)	6.95
Forfeited	(246,712)	13.88	(252,788)	14.12	(505,311)	15.11

Outstanding on December 31,	3,342,426	$12.99	3,714,113	$12.13	5,003,809	$10.48

Options exercisable at end of year	2,451,527	$12.99	2,682,088	$12.42	3,428,980	$10.07

The following sets forth certain information with respect to those stock options outstanding on December 31, 2003:

	Options Outstanding			Options Exercisable
	Number Outstanding at December 31, 2003	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Number Exercisable at December 31, 2003	Weighted- Average Exercise Price
$ 4.74-$ 5.00	19,913	$4.74	0.8	19,913	$4.74
$ 5.01-$10.00	806,750	8.32	5.1	603,750	8.25
$10.01-$15.00	1,179,025	12.61	6.5	798,525	12.74
$15.01-$20.00	1,285,988	16.05	5.1	1,017,422	16.05
$20.01-$23.17	50,750	22.14	9.2	11,917	21.88

	3,342,426	$12.99	5.6	2,451,527	$12.99

Employee Stock Purchase Plan

Effective July 1, 1996, the Company adopted the Watsco, Inc. Qualified Employee Stock Purchase Plan under which full-time employees with at least 90 days of service may purchase up to an aggregate of 800,000 shares of the Company’s Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of the Company’s

Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 2003, 2002 and 2001 employees purchased 81,768, 52,795 and 31,681 shares of Common Stock at an average price of $13.55, $12.39 and $10.38 per share, respectively. Cash dividends received by the Employee Stock Purchase Plan were reinvested in the Company’s Common Stock and resulted in additional shares issued in the amount of 2,364, 1,478 and 1,767 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, 107,965 shares remained available for purchase under the plan.

401(k) Plan

The Company has a profit sharing retirement plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of the Company’s Common Stock to the plan on behalf of its employees. For the years ended December 31, 2003, 2002 and 2001, the Company’s aggregate contribution to the plan was $852, $848 and $909, respectively.

7.	Acquisitions

During 2003, wholly-owned subsidiaries of the Company completed three acquisition transactions resulting in the purchase of certain assets (consisting primarily of accounts receivable, inventories and property and equipment) and the assumption of certain lease obligations of 52 locations in Arkansas, Kentucky, Louisiana, Mississippi, Tennessee, Texas and Virginia. The acquired locations sell heating, air conditioning, refrigeration equipment and related parts and supplies. These acquisitions were funded by cash on hand in an amount equal to $18,424.

In accordance with SFAS No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record these transactions. The purchase price allocation for the acquisitions is as follows:

Accounts receivable	$5,438
Inventories	8,306
Property and equipment	251
Goodwill	4,876
Other assets	48
Accrued liabilities	(495)

Cash used in acquisition, net of cash acquired	$18,424

During 2002, the Company acquired two wholesale distributors of air conditioning and heating products in Arizona and Mississippi for aggregate cash consideration of $1,864 (net of cash acquired) and 27,688 shares of Common Stock having a fair value of $330. These acquisitions were accounted for under the purchase method of accounting and resulted in the recording of goodwill of $790.

The results of operations of these locations have been included in the Company’s consolidated financial statements from their respective dates of acquisition. The proforma effects of these acquisitions were not deemed material to the Company’s consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

8.	Restructuring Activities

During 2001, the Company implemented several initiatives to improve operating efficiency and enhance profitability. As a result of these initiatives, the Company closed certain under performing locations and reduced market overlap, disposed of inventory related to discontinued product lines, integrated operations of certain subsidiaries and exited certain business relationships (the “2001 Restructuring Plan”). In connection with the 2001 Restructuring Plan, the Company recorded restructuring charges of $3,424 ($2,181 after-tax) during the third quarter of 2001. The portion of the restructuring charge that related to the valuation of disposed inventory of $328 (on a pre-tax basis) was classified in cost of sales in the Company’s consolidated statement of income for the year ended December 31, 2001. The Company’s activities related to the 2001 Restructuring Plan were complete as of December 31, 2002.

9.	Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value-based approach. Based on an analysis of economic characteristics and how the Company operates its business, the Company has designated its business segments as its reporting units: Distribution and Staffing. The Company evaluates the recoverability of goodwill for impairment when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company’s accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions. On January 1, 2004, the Company performed the required annual impairment test and determined there was no impairment. Operating results of the Staffing segment have been negatively impacted by economic softness experienced in the past three years. The Company has completed a number of measures to reduce the costs of operations of its Staffing segment during 2003 in response to the decline in demand for services. In the event that factors occur prior to the next annual impairment test that indicate that the carrying value of its goodwill may not be recoverable, a goodwill impairment charge may be necessary to the extent that the implied fair value of goodwill is less than the carrying value. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur.

Net income and basic and diluted earnings per share for the year ended December 31, 2001 adjusted to exclude amounts no longer being amortized are as follows:

Year Ended December 31,	2001
Reported net income	$24,441
Adjustments:
Goodwill amortization expense	3,587
Income tax effect	(1,302)
Adjusted net income	$26,726
Basic earnings per share:
Reported	$0.94
Adjusted	$1.03
Diluted earnings per share:
Reported	$0.90
Adjusted	$0.98

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

	Distribution	Staffing	Total
Balance at December 31, 2001	$120,754	$3,983	$124,737
Goodwill acquired during the period	790	9	799

Balance at December 31, 2002	121,544	3,992	125,536
Goodwill acquired during the period	4,876	—	4,876

Balance at December 31, 2003	$126,420	$3,992	$130,412

See Note 7 for additional information regarding acquisitions made in 2003 and 2002.

10.	Shareholders’ Equity

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

The Company’s Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares to be repurchased in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. The Company purchased 442,900 shares at a cost of $6,727 in 2003, 1,610,900 shares at a cost of $24,463 in 2002 and 263,800 shares at a cost of $3,219 in 2001. In aggregate since the inception of the repurchase plan in 1999, the Company has repurchased 5,413,113 shares of Common Stock and Class B Common Stock at a cost of $66,334. The remaining 2,086,887 shares authorized for repurchase are subject to certain restrictions included in the Company’s credit agreements.

11.	Financial Instruments

Recorded Financial Instruments

The Company’s recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2003 and 2002, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

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

At December 31, 2003 and 2002, the Company’s interest rate swap portfolio consisted of swaps aggregating a notional value of $30,000 and $50,000, respectively and maturity dates ranging from 2003 to 2007. The swap agreements exchange the variable rate of LIBOR plus the spread on its revolving credit agreement to fixed interest rate payments ranging from 6.25% to 6.49% in 2003 and 2002. An interest rate swap with a notional value of $20,000 matured in 2003. All interest rate swaps are effective as cash flow hedges and therefore there is no effect on current earnings from hedge ineffectiveness.

The Company recorded a gain (loss) in OCI relating to the change in value of the cash flow hedges of $1,296, net of income tax expense of $(772), $(1,315), net of income tax benefit of $700, and $(1,528), net of income tax benefit of $894 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair market values of the derivative financial instruments are long-term liabilities of $3,815 and $5,438 at December 31, 2003 and 2002, respectively, and are included in deferred income taxes and other liabilities in the Company’s consolidated balance sheets.

During the years ended December 31, 2003, 2002 and 2001, the Company reclassified $1,296, net of income tax benefit of $772, $1,613, net of income tax benefit of $859 and $786, net of income tax benefit of $448, respectively from accumulated OCI to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCI will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2003, approximately $1,500 in deferred losses on derivative instruments accumulated in OCI are expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (1.33% at December 31, 2003).

At December 31, 2003 and 2002, the Company is contingently liable under standby letters of credit aggregating $7,172 and $5,819, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs maintained by the Company. The Company does not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the aging of customer accounts, past transactions with customers, the credit worthiness of specific customers, historical trends and other information. At December 31, 2003 and 2002, the allowance for doubtful accounts was $3,028 and $3,758, respectively. Although the Company believes its allowance is sufficient, if the financial condition of the Company’s customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

12.	Commitments and Contingencies

Operating Leases

At December 31, 2003, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals of $26,457 in 2004, $19,603 in 2005, $12,949 in 2006, $8,790 in 2007, $4,963 in 2008 and $3,630 thereafter. Rental expense for the years ended December 31, 2003, 2002 and 2001 was $28,806, $27,490 and $27,962, respectively.

Minimum Royalty Payments

At December 31, 2003, the Company is obligated under its licensing agreement with Whirlpool Corporation to make minimum royalty payments of $1,000 each year starting in 2004 and ending in 2011.

Litigation, Claims and Assessments

The Company and its subsidiaries are involved in litigation incidental to the operation of the Company’s business. The Company vigorously defends all matters in which the Company or its subsidiaries are named defendants and, for insurable losses, maintains significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. In the opinion of the Company, although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability associated with any claims or litigation in which the Company or its subsidiaries are involved will not materially affect the Company’s financial condition or results of operations.

Self-Insurance

The Company maintains self-insured retentions for its health benefits and casualty insurance programs and limits its exposure by maintaining stop-loss and aggregate liability coverages. The estimate of the Company’s self-insurance liability contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating the Company’s self-insurance liability, management considers a number of factors, which include historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance liability is adequate. If actual claims exceed these estimates, additional reserves may be required.

13.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. The Company has two reportable segments: HVAC equipment and related parts and supplies—which comprises 98%, 97% and 96% of revenue in 2003, 2002 and 2001, respectively, and a personnel staffing services business. The Distribution segment has similar products, customers, marketing strategies and operations. The operating segments are managed separately because each offers distinct products and services. No single customer accounted for more than 10% of the Company’s revenue in 2003, 2002 and 2001.

The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements as described in Note 1. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure are interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes and certain property and equipment.

Years ended December 31,	2003	2002	2001
Revenue:
Distribution	$1,206,526	$1,147,561	$1,194,587
Staffing	26,382	33,575	44,059

	$1,232,908	$1,181,136	$1,238,646

Operating income (loss):
Distribution	$75,856	$64,626	$60,659
Staffing	(1,268)	(1,739)	(2,265)
Corporate expenses	(13,399)	(11,963)	(10,070)

	$61,189	$50,924	$48,324

Depreciation and amortization:
Distribution	$5,809	$6,648	$10,713
Staffing	259	301	548
Corporate	431	346	226

	$6,499	$7,295	$11,487

Restructuring and non-cash charges:
Distribution	$—	$(277)	$3,272
Staffing	—	(16)	2,523

	$—	$(293)	$5,795

Assets:
Distribution	$475,942	$446,411	$476,499
Staffing	10,081	10,379	10,836
Corporate	49,072	46,929	33,485

	$535,095	$503,719	$520,820

Capital expenditures:
Distribution	$2,709	$3,380	$4,366
Staffing	58	237	228
Corporate	302	922	30

	$3,069	$4,539	$4,624

14.	Related Party Transactions

At December 31, 2002, the Company and a then member of the Board of Directors had a 75% and 25% equity interest, respectively, in Atlantic Jet Charter LLC (“Atlantic Jet”), a company which provides aircraft leasing services primarily to the Company, a former member of the Board of Directors and his affiliates. During 2003, 2002 and 2001, Atlantic Jet recovered $66, $770 and $702, respectively, in costs from the member of the Board of Directors pertaining to his and his affiliates’ usage of the aircraft. In February 2003, the Company purchased the 25% equity interest for total cash consideration of $1,294 and, based on an independent appraisal, has allocated this purchase price to the carrying value of the aircraft.

A member of the Company’s Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as the Company’s principal outside counsel and receives customary fees for legal services. During 2003, 2002 and 2001, the Company paid this firm $123, $61 and $42, respectively, for services performed.

On April 15, 2002, prior to the enactment of the Sarbanes-Oxley Act of 2002, the Company granted a loan in the amount of $160 to an executive officer. The loan bore interest at 5%, payable annually. The loan was approved by the Compensation Committee of the Board of Directors of the Company and was made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons. The loan was paid in full in June 2003.

15.	Subsequent Event

In February 2004, the Company’s Board of Directors approved an increase in the quarterly cash dividend to $.10 per share from $.08 per share. On an annualized basis, the dividend rate will be $.40 per share.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

Watsco, Inc.

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Watsco, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 11, 2002 (except with respect to the matters discussed in Note 14, as to which the date is March 22, 2002).

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

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets.”

As discussed above, the financial statements of Watsco, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 9, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in that period related to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 in Note 9 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

ERNST & YOUNG LLP

Miami, Florida

February 12, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP (“Arthur Andersen”) in connection with Watsco, Inc.’s Form 10-K filing for the fiscal year ended December 31, 2001. The inclusion of this previously issued Arthur Andersen report is pursuant the “temporary final rule requirements for Arthur Andersen LLP auditing client,” issued by the U.S. Securities and Exchange Commission in March 2002. Note that the previously issued Arthur Andersen report includes references to certain fiscal years that are not required to be presented in the accompanying consolidated financial statements as of and for the years ended December 31, 2001 and 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 10-K.

As described in Note 9, the Company revised its consolidated financial statements for the year ended December 31, 2001 to include the transitional disclosures required by SFAS No. 142, “Goodwill and Intangible Assets.”

The Arthur Andersen LLP report does not extend to these revisions to the 2001 consolidated financial statements. These revisions to the 2001 consolidated financial statements were reported on by Ernst & Young LLP, as stated in their report appearing on the preceding page.

To Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, Watsco, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which changed their method of accounting for derivative instruments.

ARTHUR ANDERSEN LLP

Miami, Florida,

    February 11, 2002 (except with respect to the

    matters discussed in Note 14, as to which the

    date is March 22, 2002).

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

(In thousands, except per share data)
Year ended December 31, 2003
Revenue (1)	$257,398	$340,516	$348,597	$286,397	$1,232,908
Gross profit	63,786	84,344	85,832	71,121	305,083

Net income	$3,806	$13,426	$13,218	$4,445	$34,895

Earnings per share(2)
Basic	$0.15	$0.54	$0.53	$0.18	$1.39
Diluted	$0.15	$0.52	$0.51	$0.17	$1.34

Year ended December 31, 2002
Revenue (1)	$256,815	$331,170	$326,286	$266,865	$1,181,136
Gross profit	62,975	81,270	80,085	62,946	287,276

Net income	$3,042	$12,466	$11,842	$1,186	$28,536

Earnings per share(2)
Basic	$0.12	$0.48	$0.47	$0.05	$1.12
Diluted	$0.11	$0.46	$0.45	$0.05	$1.07

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies distributed by the Company have historically been seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

(2)	Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

The Company’s Common Stock is traded on the New York Stock Exchange under the symbol WSO and its Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of the Company’s Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2003, 2002 and 2001. At February 29, 2004, excluding shareholders with stock in street name, the Company had 433 Common Stock shareholders of record and 198 Class B Common Stock shareholders of record.

	Common		Class B		Cash Dividends
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2003:
Fourth quarter	$24.10	$19.50	$24.00	$19.50	$.080	$.080
Third quarter	20.39	16.19	20.10	16.70	.040	.040
Second quarter	16.56	14.09	15.80	13.90	.040	.040
First quarter	16.89	12.90	17.21	13.00	.040	.040

Year Ended December 31, 2002:
Fourth quarter	$16.91	$13.70	$17.00	$14.89	$.030	$.030
Third quarter	18.49	12.87	17.95	13.50	.030	.030
Second quarter	19.25	16.30	19.50	17.00	.030	.030
First quarter	18.29	12.90	18.50	14.45	.025	.025

Year Ended December 31, 2001:
Fourth quarter	$14.59	$11.78	$14.35	$11.75	$.025	$.025
Third quarter	14.48	11.30	14.30	11.00	.025	.025
Second quarter	14.50	11.20	14.30	11.40	.025	.025
First quarter	13.93	10.48	13.75	11.00	.025	.025