Form 10-K, Exhibit 13
period 2004-12-31
WATSCO INC
filed 2005-03-16
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2004	2003	2002(1)	2001(2)	2000(3)
OPERATIONS
Revenues	$1,315,024	$1,232,908	$1,181,136	$1,238,646	$1,310,166
Gross profit	336,935	305,083	287,276	299,040	306,780
Operating income	82,052	61,189	50,924	48,324	45,815
Net income	48,105	34,895	28,536	24,441	19,114

SHARE AND PER SHARE DATA
Diluted earnings per share	$1.79	$1.34	$1.07	$0.90	$0.69
Cash dividends declared and paid per share:
Common Stock	$0.38	$0.20	$0.115	$0.10	$0.10
Class B Common Stock	0.38	0.20	0.115	0.10	0.10
Weighted average shares outstanding for diluted earnings per share	26,931	26,037	26,674	27,251	27,793
Common stock outstanding	26,855	26,324	26,032	26,745	26,497

BALANCE SHEET INFORMATION
Total assets	$608,289	$535,095	$503,719	$520,820	$563,470
Long-term obligations	50,155	60,153	80,233	101,900	140,878
Shareholders’ equity	402,738	360,869	329,201	322,420	304,164

(1)	Effective January 1, 2002, goodwill is no longer being amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”
(2)	2001 results reflect restructuring charges of $3,424 ($2,181 or $0.08 per share on an after-tax basis).
(3)	2000 results reflect restructuring charges of $8,481 ($5,326 or $0.19 per share on an after-tax basis).

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco”) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. Watsco has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 98% of 2004 revenues and at December 31, 2004 operated from 317 locations in 31 states, and a temporary staffing and permanent placement services (“Staffing”) segment, which accounted for approximately 2% of 2004 revenues.

Revenues primarily consist of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses that tend to be variable in nature and correlate to sales growth. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts and facility rent, which are payable under non-cancelable operating leases.

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on the severity or mildness of weather patterns during summer or winter selling seasons. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

Critical Accounting Policies

Management’s discussion and analysis of Watsco’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Management frequently reevaluates its judgments and estimates which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

Our significant accounting policies are discussed in Note 1 to the consolidated financial statements. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of critical accounting policies with Watsco’s Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectibility of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Our business is seasonal and our customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions.

The allowance for doubtful accounts was $2.3 million and $3.0 million at December 31, 2004 and December 31, 2003, respectively, a decrease of $.7 million. This decrease reflects improvement in the underlying quality of accounts receivable. Accounts receivable balances greater than 90 days past due at December 31, 2004 decreased to $1.9 million compared to $2.8 million at December 31, 2003 and accounts receivable net write-offs as a percent of sales decreased for the year ended December 31, 2004 to .18% compared to .35% for the year ended December 31, 2003. This improved accounts receivable quality primarily reflects tighter credit standards and increased collection activity.

Although we believe the allowance for doubtful accounts is sufficient, if the financial condition of customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies. Effective in the fourth quarter of 2004, we changed our accounting method for inventory costing to a weighted-average cost basis from the first-in, first-out basis. The effect of the adoption of this change did not have a material impact on the stated value of inventory or costs of goods sold in 2004. Prior year balances have not been restated as the impact was not material.

Inventories are valued at the lower of cost or market on a weighted-average cost basis. As part of the valuation process, excess, slow-moving and damaged inventories are reduced to their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. Inventory reserve policies are periodically reviewed, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Inventory reserves of $2.0 million and $3.1 million at December 31, 2004 and 2003, respectively, have been established. The decrease in the inventory reserve primarily reflects lower amounts of slow-moving inventory on hand at December 31, 2004 than at December 31, 2003. Inventory reserves are affected by a number of factors, including general economic conditions and other factors affecting demand as well as the effectiveness of the inventory management process for controlling inventory shrinkage. In the event the estimates differ from actual results, inventory-related reserves may be adjusted and could materially impact the consolidated results of operations.

Goodwill

The recoverability of goodwill for impairment is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2005, the annual impairment test was performed and it was determined there was no impairment. No factors have developed since the last impairment test that would indicate that the carrying value of goodwill may not be recoverable. The carrying amount of goodwill at December 31, 2004 was $131.8 million, consisting of $128.3 million attributable to the Distribution segment and $3.5 million attributable to the Staffing segment. Management continues to monitor the success of the Staffing segment’s efforts to return to profitability after completing a number of measures to reduce costs in response to a decline in demand for services. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. An adjustment to the carrying value of goodwill could impact the consolidated results of operations.

Self-Insurance Reserves

Self-insured reserves are maintained related to company-wide casualty insurance programs and a subsidiary’s health benefit program. Subsequent to December 31, 2004, the subsidiary discontinued its self-insured health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. At December 31, 2004, approximately $3.4 million was accrued related to such insurance programs versus $1.4 million at December 31, 2003. The increase primarily results from the impact of increased exposures resulting from business acquisitions and an additional open policy year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $.4 million has been recorded at December 31, 2004 and $.3 million at December 31, 2003, respectively, due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from state net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates discussed above are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of sales	74.4	75.3	75.7

Gross profit	25.6	24.7	24.3
Selling, general and administrative expenses	19.4	19.7	20.0

Operating income	6.2	5.0	4.3
Interest expense, net	(.3)	(.5)	(.6)
Income taxes	(2.2)	(1.7)	(1.3)

Net income	3.7%	2.8%	2.4%

The following narratives include the results of operations for businesses acquired during 2004, 2003 and 2002. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results beginning on their respective dates of acquisition. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless within the same geographic market. The results of the Staffing segment are not considered to be material to the results of operations in 2004, 2003 or 2002. See Segment Information in Note 12 to the consolidated financial statements.

Consolidated Comparison of Year Ended December 31, 2004 with Year Ended December 31, 2003

Revenues in 2004 increased $82.1 million, or 7%, as compared to 2003 including a $35.7 million contribution from locations acquired and opened during 2004 offset by $11.7 million from closed locations. On a same-store basis, revenues increased $58.1 million, or 5%, over 2003, benefiting from a strong demand for residential and light-commercial HVAC products, pricing initiatives implemented during the year for certain commodity products and the sale of higher efficiency air conditioning systems, which sell at higher unit prices.

Gross profit in 2004 increased $31.9 million, or 10%, over 2003, primarily as a result of the aforementioned increase in revenues and improved selling margins. Gross profit margin increased to 25.6% in 2004 from 24.7% in 2003, primarily due to higher markups on certain product offerings as compared to 2003 and higher gross profit margins on certain commodity products that experienced an upward price-movement during 2004.

Selling, general and administrative expenses (“SG&A”) in 2004 increased $11.0 million, or 5%, over 2003, reflecting the impact of higher revenues, $5.4 million of operating costs at locations acquired in 2004 and 2003, $2.0 million of costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act, offset in part by a $2.1 million reduction in bad debt expense. The decrease in bad debt expense reflects an overall improvement in the credit quality of the receivable portfolio. See Allowance for Doubtful Accounts section within “Critical Accounting Policies,” for further information. As a percentage of revenues, SG&A decreased to 19.4% in 2004 from 19.7% in 2003 primarily as a result of the effective leveraging of fixed operating costs as compared to 2003.

Interest expense, net decreased $1.1 million, or 20%, in 2004 primarily due to a 19% decrease in average daily borrowings during the year from the generation of significant cash flows from operations.

The effective tax rate increased to 38.0% in 2004 from 37.3% in 2003. The increase in the effective tax rate in 2004 primarily relates to higher state income tax expense.

Consolidated Comparison of Year Ended December 31, 2003 with Year Ended December 31, 2002

Revenues in 2003 increased $51.8 million, or 4%, as compared to 2002 including a $41.0 million contribution from locations acquired and opened during 2003 offset by $12.7 million from closed locations. On a same-store basis, revenues increased $23.2 million, or 2%, over 2002.

Gross profit in 2003 increased $17.8 million, or 6%, over 2002, reflecting the increase in revenues as well as improved selling margins. Gross profit margin increased to 24.7% in 2003 from 24.3% in 2002, primarily due to higher markups on certain product offerings and higher sales of parts and supplies versus equipment sales as compared to 2002.

Selling, general and administrative expenses in 2003 increased $7.5 million, or 3%, over 2002, primarily due to the impact of higher revenues as well as higher costs associated with new locations opened and acquired during 2003. These increases were partially offset by a $1.7 million decrease in the provision for bad debt expense. This reflects a decrease in the level of allowance for doubtful accounts required at December 31, 2003 compared to December 31, 2002 which is primarily the result of an improvement in the underlying asset quality of accounts receivable at the end of 2003 and improved historical trends for write-offs. This improved asset quality reflects tighter credit standards, more intensified collection activity and an overall improvement in the economy in 2003 versus 2002. Selling, general and administrative expenses as a percent of revenues decreased to 19.7% in 2003 from 20.0% in 2002 primarily as a result of effective leveraging of fixed operating costs compared to 2002.

Interest expense, net decreased $1.7 million, or 23%, in 2003 from 2002 primarily due to 25% lower average daily borrowings during the year.

The effective tax rate increased to 37.3% in 2003 from 34.8% in 2002. This reflects a reduced benefit of changes in valuation reserves related to state operating loss carryforwards.

Segment Reporting

As previously discussed, we have two business segments, Distribution and Staffing with the Distribution segment representing 98% of total revenues in 2004 and 2003 and 97% in 2002. The Distribution segment has similar products, customers, marketing strategies and operations. During 2004, we changed our methodology for accounting for inter-segment services provided by the Staffing segment to the Distribution segment as if the services were provided to third parties, at market-competitive prices. Prior year information has been restated to reflect this change. The following table sets forth revenues (in millions) by business segment for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
Distribution	$1,295	98%	$1,207	98%	$1,147	97%
Staffing	21	2%	27	2%	34	3%
Elimination of intersegment Staffing revenues	(.9)	—	(.8)	—	—	—

Total revenues	$1,315	100%	$1,233	100%	$1,181	100%

Liquidity and Capital Resources

Management assesses liquidity in terms of the ability to generate cash to execute its business strategy, fund operating and investing activities and takes into consideration the seasonal demand of HVAC products, which peak in the months of May through August. Significant factors affecting liquidity include the adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms, cash flows generated from operating activities, capital expenditures, acquisitions, the timing and extent of common stock repurchases and dividend policy.

A previous revolving credit agreement was replaced in December 2004 by a new bank-syndicated, unsecured $100.0 million revolving credit agreement, which expires in December 2009. $30.0 million was used from the new revolving credit agreement to refinance the $30.0 million outstanding under the previous revolving credit agreement. Borrowings are used to fund seasonal working capital needs, for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .625% at December 31, 2004 and LIBOR plus 1.0% at December 31, 2003). A variable commitment fee is paid on the unused portion of the credit line (.15% at December 31, 2004 and .20% at December 31, 2003). At December 31, 2004 and 2003, $30.0 million was outstanding under the revolving credit agreements.

A $125.0 million unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides long-term, fixed-rate financing as a complement to the variable rate borrowings available under the revolving credit agreement through December 2007. $30.0 million of Senior Series A Notes (“Notes”) were outstanding at December 31, 2004 and 2003 under the facility bearing interest at 7.07%. The Notes will be repaid in equal installments of $10.0 million on April 9, 2005, April 9, 2006 and April 9, 2007. Accordingly, $10.0 million is classified as “current” in the consolidated balance sheet at December 31, 2004. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. Under the terms of these debt agreements, Watsco is restricted beginning in 2004 through December 2009, from issuing aggregate dividends in excess of $100.0 million at any time plus 50% of consolidated net income earned in the previous fiscal year with any excess net income not used for dividends during the year to be carried forward to the subsequent year. Management believes Watsco is in compliance with all covenants and financial ratios at December 31, 2004.

At December 31, 2004 and 2003, one interest rate swap agreement was in effect with a notional value of $30.0 million to manage the net exposure to interest rate changes related to borrowings under the revolving credit agreement. The interest rate swap agreement, which expires in October 2007, effectively converts the LIBOR-based variable rate borrowings into fixed rate borrowings. Developments in the capital markets are continuously monitored and swap transactions are entered into solely with established counterparties having investment grade ratings. See Note 10 to the consolidated financial statements and “Quantitative and Qualitative Disclosures about Market Risk,” for further information.

Working capital increased to $310.5 million at December 31, 2004 from $269.5 million at December 31, 2003 and was funded by cash on hand. The increase in working capital in 2004 was primarily associated with an increase in inventory from a strategic purchase made prior to the effective dates of price increases of certain vendors, higher accounts receivable driven by increased sales volume offset by an increase in inventory-related accounts payable and the current classification of $10.0 million in Notes.

Net cash provided by operating activities was $56.7 million in 2004 compared to $60.3 million in 2003. The decrease was primarily due to the aforementioned increase in inventory levels partially offset by higher net income in 2004. Net cash provided by operating activities in 2003 was $60.3 million compared to $66.9 million in 2002.

Net cash used in investing activities decreased to $3.3 million in 2004 from $22.5 million in 2003, primarily due to a $15.0 million decrease in cash used for business acquisitions as well as cash proceeds from the sale of the corporate aircraft in 2004. Net cash used in investing activities was $22.5 million in 2003 compared to $4.1 million in 2002.

In April 2004, one of Watsco’s subsidiaries completed the purchase of the net assets and business of two affiliated refrigeration equipment distributors with locations in Dallas and Austin, Texas. These acquisitions were funded by cash on hand totaling $3.4 million.

In April 2003, Watsco subsidiaries completed, in three affiliated transactions, the purchase of certain assets (consisting primarily of accounts receivable, inventories and property and equipment) and the assumption of certain lease obligations of an affiliated group of 52 HVAC distribution locations in Arkansas, Kentucky, Louisiana, Mississippi, Tennessee, Texas and Virginia, funded by cash on hand totaling $18.4 million.

In January 2002, Watsco subsidiaries acquired two wholesale distributors of air conditioning and heating products in Arizona and Mississippi for aggregate cash consideration of $1.9 million (net of cash acquired) and 27,688 shares of Common Stock having a fair value of $.3 million.

The results of operations of acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions was not deemed material to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

Net cash used in financing activities of $4.6 million in 2004 was primarily used for the payment of cash dividends on common stock partially offset by cash received from the exercise of stock options and from purchases under an employee stock purchase plan. Net cash used in financing activities of $27.3 million in 2003 resulted primarily from net repayments of borrowings, repurchases of common stock and payments of cash dividends, partially offset by proceeds from the exercise of stock options and purchases under an employee stock purchase plan.

Watsco’s Board of Directors in 1999 authorized the repurchase, at management’s discretion, of 7.5 million shares to be repurchased in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 29,900 shares at a cost of $.8 million in 2004, 442,900 shares at a cost of $6.7 million in 2003 and 1.6 million shares at a cost of $24.5 million in 2002. In aggregate, 5.4 million shares of Common Stock and Class B Common Stock have been repurchased at a cost of $67.2 million since the inception of the program. The remaining 2.1 million shares authorized for repurchase are subject to certain restrictions included in the debt agreements. No further repurchases have been made subsequent to December 31, 2004 through the date of this filing.

Cash dividends of 38 cents, 20 cents and 11.5 cents per share of Common Stock and Class B Common Stock were paid in 2004, 2003 and 2002, respectively. In January 2005, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 14 cents per share from 10 cents per share of Common Stock and Class B Common Stock. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under debt agreements, future prospects and other factors deemed relevant by the Watsco’s Board of Directors.

We believe there is adequate availability of capital from operations and current credit facilities to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2004, we had $85.1 million of cash and cash equivalents, $64.6 million of additional borrowing capacity under the revolving credit agreement and $95.0 million available under the private placement shelf facility (subject to certain borrowing limitations) to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities if required.

Recent Events

In January 2005, the Company completed the acquisition of one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, for consideration of $50.1 million paid from cash on hand and the issuance of 145,536 shares of unregistered Common Stock having a fair value of approximately $4.3 million.

Contractual Obligations and Off-Balance Sheet Arrangements

The following summarizes Watsco’s contractual obligations at December 31, 2004:

	Payments due by Period (in millions)
	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Non-cancelable operating lease obligations	$27.9	$38.0	$18.4	$15.2
Long-term debt	10.0	20.0	—	—
Minimum royalty payments	1.0	2.0	2.0	2.0
Other debt	0.1	0.1	—	—

Total	$39.0	$60.1	$20.4	$17.2

Purchase orders for the purchase of inventory and other goods and services are not included in our estimates above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements.

Commercial obligations outstanding at December 31, 2004 under the revolving credit agreement consist of borrowings totaling $30.0 million and standby letters of credit totaling $4.9 million. Borrowings under the revolving credit agreement at December 31, 2004 had revolving maturities of three months and letters of credit have varying terms expiring through January 2006.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2004. See Note 10 to the consolidated financial statements for further information.

Quantitative and Qualitative Disclosures about Market Risk

The primary market risk exposure for Watsco is interest rate risk. The objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, interest rate swaps are used to manage net exposure to interest rate changes to our borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading. See Notes 1 and 10 to the consolidated financial statements for further information.

Interest rate swap agreements reduce the exposure to market risks from changing interest rates under the revolving credit agreement. Under the swap agreements, Watsco agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Swap agreements are accounted for based on the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss (“OCL”) and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

At December 31, 2004 and 2003, one interest rate swap agreement was in effect with a notional value of $30.0 million maturing in 2007, exchanging the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to current earnings was required in 2004, 2003 or 2002 for hedge ineffectiveness. The negative fair value of the derivative financial instrument was $2.5 million and $3.8 million at December 31, 2004 and 2003, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2004, 2003 and 2002, $1.3 million, net of deferred tax benefits of $.8 million, $2.2 million net of deferred tax benefits of $1.3 million and $3.5 million net of deferred tax benefits of $2.0 million was recorded in OCL associated with cash flow hedges. During 2004 and 2003, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $.8 million, net of income tax expense of $.4 million and $1.3 million, net of income tax expense of $.8 million, respectively. During 2002, we recognized an increase in unrealized losses in OCL associated with cash flow hedges totaling $1.3 million, net of income tax benefit of $.7 million.

The change in OCL during 2004, 2003 and 2002, reflected the reclassification of $.9 million, net of income tax benefit of $.6 million, $1.3 million, net of income tax benefit of $.8 million and $1.6 million, net of income tax benefit of $.9 million, respectively, of losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2004, approximately $.9 million in deferred losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (3.38% at December 31, 2004).

At December 31, 2004, Watsco’s exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis point fluctuation from one month LIBOR at December 31, 2004. Based on the results of this simulation, as of December 31, 2004, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis point increase or decrease, respectively, in one month LIBOR. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised version of Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” (“FIN 46”). This Interpretation provides clarification on the consolidation of certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are defined as variable interest entities (“VIEs”). FIN 46 requires that VIEs be consolidated by the entity considered to be the primary beneficiary of the VIE. The revised FIN 46 became fully effective in the first quarter of 2004 for any investment in a VIE.

In conjunction with Watsco’s casualty insurance programs, limited equity interests are held in two captive insurance entities. The programs permit Watsco to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit its risk of loss in any particular year. The entities meet the definition of VIEs, however, based on the criteria set forth in FIN 46, there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to these entities is limited to $7.3 million, a majority of which is collateralized under standby letters of credits issued on the insurance entities’ behalf. See Note 11 to the consolidated financial statements for additional discussion of commitments associated with the insurance programs. As of December 31, 2004, there are no other entities that met the definition of a VIE. Accordingly, the adoption of FIN 46 did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” amending the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing” by clarifying the accounting for certain items. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, however earlier application is permitted. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This Statement is a revision of SFAS No. 123 and supercedes Accounting Principles Board No. 25 and its related interpretations. The new standard will require companies to recognize in their financial statements the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Companies are required to adopt SFAS No. 123(R) on July 1, 2005, although earlier adoption is permitted. Upon adoption, two transition methods are available. Under the modified-prospective method, companies will be required to apply the provisions of SFAS No. 123(R) to all share-based payments that are granted, modified or settled after the date of adoption. Under the modified-retrospective transition method, companies may restate prior periods by recognizing compensation cost in the amounts previously reported in the pro-forma footnote disclosures required by SFAS No. 123. New awards and unvested awards would be accounted for in the same manner as the modified-prospective method. Watsco is in the process of reviewing the provisions of SFAS No. 123(R) and evaluating the transition methods and option valuation methods available for adoption and we estimate that the annualized impact of adopting the provisions of SFAS No. 123(R) will approximate 5 to 7 cents per diluted share in 2005 for stock options outstanding at December 31, 2004.

Information about Forward-Looking Statements

This Annual Report contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) business and acquisition strategies, (ii) potential acquisitions, (iii) financing plans and (iv) industry, demographic and other trends affecting Watsco’s financial condition or results of operations. These forward-looking statements are based largely on management’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond their control.

Actual results could differ materially from these forward-looking statements as a result of several factors, including

•	general economic conditions affecting general business spending,

•	consumer spending,

•	consumer debt levels,

•	seasonal nature of product sales,

•	weather conditions,

•	effects of supplier concentration,

•	competitive factors within the HVAC industry,

•	insurance coverage risks,

•	prevailing interest rates, and

•	the continued viability of Watsco’s business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on Watsco or its business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in the Watsco’s Annual Report to Shareholders for the fiscal year ended December 31, 2004 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. Watsco assumes no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2004	2003	2002
Revenues	$1,315,024	$1,232,908	$1,181,136
Cost of sales	978,089	927,825	893,614
Cost of sales – restructuring	—	—	246

Gross profit	336,935	305,083	287,276
Selling, general and administrative expenses	254,883	243,894	236,891
Restructuring activities	—	—	(539)

Operating income	82,052	61,189	50,924
Interest expense, net	4,413	5,509	7,190

Income before income taxes	77,639	55,680	43,734
Income taxes	29,534	20,785	15,198

Net income	$48,105	$34,895	$28,536

Earnings per share for Common and Class B Common Stock:
Basic	$1.89	$1.39	$1.12
Diluted	$1.79	$1.34	$1.07

Weighted average Common and Class B Common shares and equivalent shares used to calculate earnings per share:
Basic	25,507	25,086	25,558
Diluted	26,931	26,037	26,674

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share data)	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$85,144	$36,339
Accounts receivable, net	145,213	137,678
Inventories	218,704	194,267
Other current assets	8,638	9,244

Total current assets	457,699	377,528

Property and equipment, net	15,093	22,066
Goodwill and intangibles	132,165	130,466
Other assets	3,332	5,035

	$608,289	$535,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$10,056	$172
Accounts payable	94,704	76,526
Accrued expenses and other current liabilities	42,399	31,305

Total current liabilities	147,159	108,003

Long-term obligations:
Borrowings under revolving credit agreement	30,000	30,000
Long-term notes, net of current portion	20,000	30,000
Other long term obligations, net of current portion	155	153

Total long-term obligations	50,155	60,153

Deferred income taxes and other liabilities	8,237	6,070

Commitments and contingencies (Notes 10 and 11)

Shareholders’ equity:
Common Stock, $0.50 par value, 60,000,000 shares authorized in 2004 and 2003 and 28,586,407 and 28,061,811 shares issued in 2004 and 2003, respectively	14,293	14,031
Class B Common Stock, $0.50 par value, 10,000,000 shares authorized in 2004 and 2003 and 3,712,059 and 3,674,999 shares issued in 2004 and 2003, respectively	1,857	1,838
Paid-in capital	238,627	226,363
Deferred compensation on restricted stock	(20,943)	(12,294)
Accumulated other comprehensive loss, net of tax	(1,268)	(2,075)
Retained earnings	237,342	199,340
Treasury stock, at cost, 5,443,013 and 5,413,113 shares of common stock in 2004 and 2003, respectively	(67,170)	(66,334)

Total shareholders’ equity	402,738	360,869

	$608,289	$535,095

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock and Class B Common Stock		Paid-In Capital	Deferred Compensation on Restricted Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
	Shares	Amount
Balance at December 31, 2001	26,744,579	$15,052	$210,859	$(9,772)	$(2,062)	$143,487	$(35,144)	$322,420
Net income						28,536		28,536
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					(1,337)			(1,337)

Comprehensive income								27,199

Retirement of common stock	(482,680)	(241)	(7,897)					(8,138)
Common stock contribution to 401(k) plan	51,140	25	814					839
Stock issuances from exercise of stock options and employee stock purchase plan	1,297,806	649	6,770					7,419
Tax benefit from exercise of stock options			5,153					5,153
Issuances of restricted shares of common stock	14,560	7	235	(242)				—
Forfeitures of restricted shares of common stock	(10,441)	(5)	(126)	131				—
Amortization of unearned compensation				816				816
Common stock issued for acquisition	27,688	14	316					330
Cash dividends declared, $0.115 per share						(2,374)		(2,374)
Purchase of treasury stock	(1,610,900)						(24,463)	(24,463)

Balance at December 31, 2002	26,031,752	15,501	216,124	(9,067)	(3,399)	169,649	(59,607)	329,201
Net income						34,895		34,895
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					1,324			1,324

Comprehensive income								36,219

Retirement of common stock	(100,314)	(50)	(1,806)					(1,856)
Common stock contribution to 401(k) plan	36,900	18	820					838
Stock issuances from exercise of stock options and employee stock purchase plan	593,607	297	5,298					5,595
Tax benefit from exercise of stock options			1,884					1,884
Issuances of restricted shares of common stock	237,152	119	4,454	(4,573)				—
Forfeitures of restricted shares of common stock	(32,500)	(16)	(411)	427				—
Amortization of unearned compensation				919				919
Cash dividends declared, $0.20 per share						(5,204)		(5,204)
Purchase of treasury stock	(442,900)						(6,727)	(6,727)

Balance at December 31, 2003	26,323,697	15,869	226,363	(12,294)	(2,075)	199,340	(66,334)	360,869
Net income						48,105		48,105
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					807			807

Comprehensive income								48,912

Retirement of common stock	(11,181)	(6)	(326)					(332)
Common stock contribution to 401(k) plan	62	—	1					1
Stock issuances from exercise of stock options and employee stock purchase plan	502,775	252	6,596					6,848
Tax benefit from exercise of stock options			2,746					2,746
Issuances of restricted shares of common stock	150,000	75	4,214	(4,289)				—
Forfeitures of restricted shares of common stock	(80,000)	(40)	(967)	1,007				—
Restricted shares of common stock to be issued				(6,369)				(6,369)
Amortization of unearned compensation				1,002				1,002
Cash dividends declared, $0.38 per share						(10,103)		(10,103)
Purchase of treasury stock	(29,900)						(836)	(836)

Balance at December 31, 2004	26,855,453	$16,150	$238,627	$(20,943)	$(1,268)	$237,342	$(67,170)	$402,738

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2004	2003	2002
Cash flows from operating activities:
Net income	$48,105	$34,895	$28,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,765	6,499	7,295
Amortization of unearned compensation	1,002	919	816
Provision for doubtful accounts	1,556	3,628	5,317
Restructuring activities	—	—	(293)
Deferred income tax provision	3,883	1,817	1,351
Non-cash contribution for 401(k) plan	922	838	839
Tax benefit from exercise of stock options	2,746	1,884	5,153
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(7,855)	(6,472)	9,999
Inventories	(23,412)	(9,554)	10,211
Accounts payable and other current liabilities	19,499	19,172	(5,634)
Other, net	3,448	6,626	3,271

Net cash provided by operating activities	56,659	60,252	66,861

Cash flows from investing activities:
Capital expenditures	(4,846)	(3,069)	(4,539)
Business acquisitions, net of cash acquired	(3,403)	(18,424)	(1,864)
Proceeds from sale of property and equipment	4,946	278	2,338
Purchase of minority interest in consolidated subsidiary	—	(1,294)	—

Net cash used in investing activities	(3,303)	(22,509)	(4,065)

Cash flows from financing activities:
Repayments under revolving credit agreement	(30,000)	(20,000)	(20,000)
Common stock dividends	(10,103)	(5,204)	(3,017)
Purchase of treasury stock	(836)	(6,727)	(24,463)
Payment of debt acquisition costs	(346)	—	(775)
Net repayments of other long term obligations	(114)	(180)	(1,824)
Net proceeds from issuances of common stock	6,848	4,827	4,031
Proceeds from revolving credit agreement	30,000	—	—

Net cash used in financing activities	(4,551)	(27,284)	(46,048)

Net increase in cash and cash equivalents	48,805	10,459	16,748
Cash and cash equivalents at beginning of year	36,339	25,880	9,132

Cash and cash equivalents at end of year	$85,144	$36,339	$25,880

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco”, which may be referred to as we, us or our) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. Watsco has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 98% of 2004 consolidated revenues and operated from 317 locations in 31 states at December 31, 2004 and a temporary staffing and permanent placement services (“Staffing”) segment, which accounted for 2% of 2004 consolidated revenues. Included in the Distribution segment are operations that sell products for residential and commercial applications and products specifically designed for the manufactured housing market.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires Watsco’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, inventory and income taxes, reserves related to self-insurance programs and valuation of goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents also include municipal securities with put options of 35 days or less, which are considered to be cash equivalents for purposes of the consolidated financial statements. At December 31, 2004 and 2003, $11,500 and $17,005, respectively, in such municipal securities were held. No individual municipal security equaled or exceeded 2% of total assets and such securities are investment grade and collateralized by a letter of credit issued by the remarketing agent.

Investment Securities

Investments in marketable equity securities of $173 and $215 at December 31, 2004 and 2003, respectively, are included in other current assets and are classified as available-for-sale. These securities are recorded at fair value with unrealized holding gains and losses, net of deferred taxes, reported in accumulated other comprehensive loss within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2004 and 2003, $76 and $100, respectively, of unrealized gains, net of deferred taxes of $45 and $60, were included in accumulated other comprehensive loss.

Accounts Receivable

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, Watsco’s management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, Watsco writes off the receivable balance. At December 31, 2004 and 2003, the allowance for doubtful accounts totaled $2,271 and $3,028, respectively. Although we believe the allowance is sufficient, if the financial condition of our customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market. Effective in the fourth quarter of 2004, the accounting method for inventory costing was changed to a weighted-average cost basis from a first-in, first-out basis cost basis. The effect of the adoption of this change did not have a material impact on the stated value of inventory or costs of goods sold in 2004. Prior year balances have not been restated as the impact was not material. As part of the valuation process, excess and slow-moving inventories are reduced to their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories. At December 31, 2004 and 2003, inventory reserves totaled $2,035 and $3,052, respectively.

Vendor Rebates

We account for vendor rebates in accordance with Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer

(Including a Reseller) for Certain Consideration Received from a Vendor.” We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2004 and 2003, we have $3,785 and $2,739, respectively, of rebates recorded as a reduction of inventory.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 1-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-12 years. Depreciation and amortization expense related to property and equipment amounted to $6,765, $6,499 and $7,295 for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but instead an annual impairment test for goodwill is performed for each reporting unit or on an interim basis if events or changes in circumstances are encountered that would indicate that the carrying value of goodwill might be impaired. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill (as defined under SFAS No. 142) within the reporting unit is less than its carrying value (see Note 8).

Recoverability of Long-Lived Assets

The recoverability of long-lived assets is evaluated when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, a determination is made whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2004, there were no such events or circumstances.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (which superceded SAB No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B). Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Staffing segment. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. Revenue is recorded after receipt of a purchase commitment with a fixed determinable price from the customer and shipment of products or delivery of services has occurred. Assessment of collection is based on a number of factors, including past transactions, credit-worthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by manufacturers, effectively mitigating the risk of loss for customer returns.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $4,477, $4,847 and $4,674 for the years ended December 31, 2004, 2003 and 2002, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $5,553, $5,348 and $5,214 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

The intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, is applied in accounting for stock options under fixed plans. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” established preferred accounting and mandatory disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. Had compensation cost for the stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the stock option plans and purchases under the employee stock purchase plan consistent with the method of SFAS No. 123, pro forma net income and earnings per share would be as follows:

Years Ended December 31,	2004	2003	2002
Net income, as reported	$48,105	$34,895	$28,536
Stock-based compensation expense included in net income, net of tax	621	576	532
Stock-based compensation expense determined under the fair value-based method, net of tax	(2,258)	(2,690)	(3,298)

Net income, pro forma	$46,468	$32,781	$25,770

Basic earnings per share for Common Stock and Class B Common Stock:
As reported	$1.89	$1.39	$1.12
Pro forma	$1.82	$1.31	$1.01

Diluted earnings per share for Common Stock and Class B Common Stock:
As reported	$1.79	$1.34	$1.07
Pro forma	$1.73	$1.26	$0.97

The weighted-average fair value at date of grant for stock options granted during 2004, 2003 and 2002 was $8.82, $8.78 and $9.37, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,	2004	2003	2002
Expected life in years	4.8	6.3	6.5
Risk-free interest rate	3.4%	4.3%	3.8%
Expected volatility	36.9%	58.2%	59.4%
Dividend yield	1.33%	1.14%	0.7%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The stock-based compensation arrangements have characteristics significantly different from those of traded options, and changes in the subjective input assumptions used in valuation models can materially affect the fair value estimate.

Income Taxes

We record federal and state income taxes currently payable, as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Watsco and its eligible subsidiaries file a consolidated United States federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Watsco and its subsidiaries are required to file, the potential utilization of operating loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realizable in the future.

Earnings per Share

Basic earnings per share of Common Stock and Class B Common Stock is computed by dividing net income by the weighted-average number of shares outstanding, including any vested restricted shares. Shares included in the basic calculation of earnings per share only include outstanding Common Stock and Class B Common Stock, as there were no vested restricted shares outstanding. Diluted earnings per share is obtained by dividing net income by the weighted-average outstanding Common and Class B Common shares adjusted for the dilutive effects of outstanding stock options and unvested shares of restricted stock using the treasury stock method. The following summarizes the Common and Class B Common shares used to calculate earnings per share of Common Stock and Class B Common Stock including the potentially dilutive impact of stock options and restricted shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

Years Ended December 31,	2004	2003	2002
Weighted-average Common and Class B Common shares outstanding for basic earnings per share	25,506,950	25,086,321	25,557,653
Diluted shares resulting from:
Stock options	1,005,511	658,678	891,750
Restricted shares of common stock	418,848	292,326	224,362

Shares for diluted earnings per share	26,931,309	26,037,325	26,673,765

Diluted earnings per share excluded 41,500, 159,313 and 818,438 shares for the years ended December 31, 2004, 2003 and 2002, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share. In addition, 145,000, 10,000 and 14,560 shares for the years ended December 31, 2004, 2003 and 2002, respectively, related to restricted stock were considered anti-dilutive.

Derivative Instruments

We apply the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss (“OCL”) and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 10 for further information regarding hedging activities.

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized (losses) gains on available-for-sale securities and the effective portion of cash flow hedges as further discussed in Note 10 to the consolidated financial statements. The components of comprehensive income for the years ended December 31, 2004, 2003 and 2002, respectively, are as follows:

Years Ended December 31,	2004	2003	2002
Net income	$48,105	$34,895	$28,536
Changes in unrealized losses on derivative instruments, net of income tax (expense) benefit of $(449), $(772) and $700, respectively	832	1,296	(1,315)
Changes in unrealized (losses) gains on available-for-sale securities arising during the period, net of income tax benefit (expense) of $14, $(17) and $12, respectively	(25)	28	(22)

Comprehensive income	$48,912	$36,219	$27,199

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised version of Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” (“FIN 46”). This Interpretation provides clarification on the consolidation of certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are defined as variable interest entities (“VIEs”). FIN 46 requires that VIEs be consolidated by the entity considered to be the primary beneficiary of the VIE. The revised FIN 46 became fully effective in the first quarter of 2004 for any investment in a VIE.

In conjunction with Watsco’s casualty insurance programs, limited equity interests are held in two captive insurance entities. The programs permit Watsco to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit its risk of loss in any particular year. The entities meet the definition of VIEs, however, based on the criteria set forth in FIN 46, there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to these entities is limited to $7,305, a majority of which is collateralized under standby letters of credits issued on the insurance entities’ behalf. See Note 11 to the consolidated financial statements for additional discussion of commitments associated with the insurance programs. As of December 31, 2004, there are no other entities that met the definition of a VIE. Accordingly, the adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” amending the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” by clarifying the accounting for certain items. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, however earlier application is permitted. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This Statement is a revision of SFAS No. 123 and supercedes APB No. 25 and its related interpretations. The new standard will require companies to recognize compensation cost for stock options and other stock-based awards based on their fair value as measured on the grant date. We are required to adopt SFAS No. 123(R) on July 1, 2005, although earlier adoption is permitted. Upon adoption, two transition methods are available. Under the modified-prospective method, companies will be required to apply the provisions of SFAS No. 123(R) to all share-based payments that are granted, modified or settled after the date of adoption. Under the modified-retrospective transition method, companies may restate prior periods by recognizing compensation cost in the amounts previously reported in the pro-forma footnote disclosures required by SFAS No. 123. New awards and unvested awards would be accounted for in the same manner as the modified-prospective method. We are in the process of reviewing the provisions of SFAS No. 123(R) and evaluating the transition methods and option valuation models available for adoption and we estimate that the annualized impact of adopting the provisions of SFAS No. 123(R) will approximate $.05 to $.07 per diluted share in 2005 for stock options outstanding at December 31, 2004. See Note 6 for additional information related to our stock-based compensation and benefit plans.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2004 presentation.

2. Supplier Concentration

We have six key suppliers of HVAC equipment products. Purchases from these six suppliers comprised 45%, 44% and 46% of all purchases made in 2004, 2003 and 2002, respectively, with the largest supplier accounting for 17%, 15% and 17% of all purchases made in 2004, 2003 and 2002, respectively. Any significant interruption by the suppliers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3. Property and Equipment, Net

Property and equipment, net, consists of:

December 31,	2004	2003
Land, buildings and improvements	$15,369	$15,066
Machinery, vehicles and equipment	25,498	29,523
Furniture and fixtures	19,272	19,420
Corporate aircraft	—	7,303

	60,139	71,312
Less: accumulated depreciation and amortization	(45,046)	(49,246)

	$15,093	$22,066

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

A previous revolving credit agreement was replaced in December 2004 by a new bank-syndicated, unsecured $100,000 revolving credit agreement, which expires in December 2009. $30,000 was used from the new revolving credit agreement to refinance the $30,000 outstanding under the previous revolving credit agreement. Borrowings are used to fund seasonal working capital needs, for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .625% at December 31, 2004 and LIBOR plus 1.0% at December 31, 2003). A variable commitment fee is paid on the unused portion of the credit line (.15% at December 31, 2004 and .20% at December 31, 2003). At December 31, 2004 and 2003, $30,000 was outstanding under the revolving credit agreements.

A $125,000 unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides long-term, fixed-rate financing as a complement to the variable rate borrowings available under the revolving credit agreement through December 2007. $30,000 of Senior Series A Notes (“Notes”) were outstanding at December 31, 2004 and 2003 under the facility bearing interest at 7.07%. The Notes will be repaid in equal installments of $10,000 on April 9, 2005, April 9, 2006 and April 9, 2007. Accordingly, $10,000 is classified as “current” in the consolidated balance sheet at December 31, 2004. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. Under the terms of these debt agreements, Watsco is restricted beginning in 2004 through December 2009, from issuing aggregate dividends in excess of $100,000 at any time plus 50% of consolidated net income earned in the previous fiscal year with any excess net income not used for dividends during the year to be carried forward to the subsequent year. Management believes Watsco is in compliance with all covenants and financial ratios at December 31, 2004.

Other Long Term Obligations

Other long term obligations, net of current portion, of $155 and $153 at December 31, 2004 and 2003, respectively, relate to capital leases on equipment. Interest rates on other debt range from 3.9% to 9.5% and mature at varying dates through 2009. Annual maturities of other long term obligations for the years subsequent to December 31, 2004 are $56 in 2005, $51 in 2006, $53 in 2007, $41 in 2008 and $10 in 2009.

Total cash payments for interest were $4,870, $6,090 and $7,165 for the years ended December 31, 2004, 2003 and 2002, respectively.

5. Income Taxes

The components of income tax expense (benefit) are as follows:

Years Ended December 31,	2004	2003	2002
Federal	$27,146	$20,464	$15,420
State	2,388	321	(222)

	$29,534	$20,785	$15,198

Current	$25,651	$18,968	$13,847
Deferred	3,883	1,817	1,351

	$29,534	$20,785	$15,198

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.9	2.6	2.6
Change in valuation allowance	.1	(.3)	(2.8)

	38.0%	37.3%	34.8%

The following is a summary of the significant components of Watsco’s current and long-term deferred tax assets and liabilities:

December 31,	2004	2003
Current deferred tax assets:
Accounts receivable reserves	$755	$1,042
Capitalized inventory costs and inventory reserves	654	1,288
Other current deferred tax assets	930	836

Total current deferred tax assets (1)	2,339	3,166

Long-term deferred tax assets (liabilities):
Deductible goodwill	(11,193)	(9,075)
Net operating loss carryforwards	2,491	3,083
Unrealized loss on derivative instrument	829	1,417
Depreciation	(358)	74
Other long-term net deferred tax assets	2,803	2,492

Total net long-term deferred tax liabilities	(5,428)	(2,009)

Less valuation allowance	(396)	(324)

Net deferred tax (liabilities) and assets	$(3,485)	$833

(1)	Current deferred tax assets of $2,339 and $3,166 have been included in the consolidated balance sheets in other current assets at December 31, 2004 and 2003, respectively.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that $396 of valuation allowance at December 31, 2004 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance for the current year of $72 is reflected as an increase in the provision for income taxes during 2004. At December 31, 2004, there were federal net operating loss carryforwards of $232, which expire in the year 2005, and state net operating loss carryforwards of $52,863, which expire in varying amounts from 2005 through 2024. These amounts are available to offset future taxable income.

The number of years that are open for tax audit vary depending on the tax jurisdiction. A number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that the consolidated financial statements reflect the probable outcome of known tax contingencies.

Total cash payments, net of refunds, for income taxes were $22,487, $14,169 and $6,973 for the years ended December 31, 2004, 2003 and 2002, respectively.

6. Stock-Based Compensation and Benefit Plans

2001 Incentive Compensation Plan

In June 2001, Watsco’s shareholders approved the 2001 Incentive Compensation Plan (“2001 Plan”). The 2001 Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors. The 2001 Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the option is granted. Options under the 2001 Plan are for terms of five to ten years and are exercisable as determined by the Committee.

The 2001 Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of Watsco. Additionally, the Committee or Board of Directors may impose on any award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions not inconsistent with the provisions of the 2001 Plan, as the Committee or the Board of Directors shall determine, including terms requiring forfeiture of awards in the event of termination of employment by the participant and terms permitting a participant to make elections relating to his or her award. The Committee or the Board of Directors shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the 2001 Plan.

Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common Stock and Class B Common Stock may be granted. There were 1,428,931 shares of common stock reserved for future grants as of December 31, 2004 under the 2001 Plan. Options as to 897,125 shares of Common Stock, net of cancellations and 170,000 shares of Class B Common Stock, net of cancellations have been granted through December 31, 2004. There are 912,375 options of common stock outstanding under the 2001 Plan at December 31, 2004.

1991 Stock Option Plan

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. Options as to 1,982,413 of common stock are outstanding under the 1991 Plan at December 31, 2004. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Committee. During 2004 and 2003, 7,836 shares of Common Stock with an aggregate market value of $236 and 100,314 shares of Common Stock with an aggregate market value of $1,856, respectively, were delivered as payment for stock option exercises. Under the 1991 Plan, the Committee may waive the vesting period and permit options to be exercised immediately.

A summary of option activity for the 2001 Plan and 1991 Plan is shown below:

	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding on January 1,	3,342,426	$12.99	3,714,113	$12.13	5,003,809	$10.48
Granted	228,250	27.46	384,500	16.21	206,625	14.30
Exercised	(445,338)	12.65	(509,475)	8.71	(1,243,533)	5.43
Forfeited	(230,550)	14.95	(246,712)	13.88	(252,788)	14.12

Outstanding on December 31,	2,894,788	$14.04	3,342,426	$12.99	3,714,113	$12.13

Options exercisable at end of year	2,271,872	$13.08	2,451,527	$12.99	2,682,088	$12.42

The following sets forth certain information with respect to those stock options outstanding on December 31, 2004:

	Options Outstanding			Options Exercisable
	Number Outstanding at December 31, 2004	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Number Exercisable at December 31, 2004	Weighted- Average Exercise Price
$ 7.33-$10.00	669,650	$8.31	3.7	596,100	$8.28
$10.01-$15.00	878,400	12.69	5.6	690,400	12.74
$15.01-$20.00	1,112,988	15.96	4.1	951,954	15.95
$20.01-$25.00	78,500	23.28	8.7	24,833	22.56
$25.01-$30.00	151,750	27.95	5.7	8,585	27.67
$30.01-$30.42	3,500	30.13	1.6	0	0.00

	2,894,788	$14.04	4.7	2,271,872	$13.08

Restricted Stock Awards

During 2004, 2003 and 2002, 150,000, 237,152 and 14,560 shares of restricted common stock, respectively, were granted under the 2001 Plan, which are subject to certain restrictions. Restrictions lapse upon attainment of retirement age or under other circumstances. During 2004, 2003 and 2002, 80,000, 32,500 and 10,441 shares, respectively, were forfeited. The unearned compensation resulting from the grant of restricted shares is reported as a reduction of shareholders’ equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the date of restriction lapse. Total amortization expense related to the restricted shares amounted to $1,002, $919 and $816 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, we recorded an accrued liability and deferred compensation on restricted stock of $6,369 associated with an obligation to issue 184,552 shares of restricted Class B Common Stock under an executive compensation agreement. In February 2005, we issued these restricted shares of Class B Common Stock.

Employee Stock Purchase Plan

Effective July 1, 1996, we adopted the Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) under which full-time employees with at least 90 days of service may purchase up to an aggregate of 800,000 shares of Common Stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common Stock at 85% of the fair market value at specified times subject to certain restrictions. During 2004, 2003 and 2002 employees purchased 54,076, 81,768 and 52,795 shares of Common Stock at an average price of $20.75, $13.55 and $12.39 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common Stock and resulted in additional shares issued in the amount of 3,361, 2,364 and 1,478 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, 46,686 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common Stock to the plan on behalf of our employees. For the years ended December 31, 2004, 2003 and 2002, the aggregate contribution required to the plan was $922, $852 and $848, respectively. This contribution is made during the first quarter of the subsequent year.

7. Acquisitions

In April 2004, one of Watsco’s subsidiaries completed the purchase of the net assets and business of two affiliated refrigeration equipment distributors with locations in Dallas and Austin, Texas. These acquisitions were funded by cash on hand totaling $3,403.

In accordance with SFAS No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record these transactions. The purchase price allocation for the acquisitions is as follows:

Accounts receivable	$1,236
Inventories	1,025
Property and equipment	106
Intangible – non-compete agreement	50
Intangible – customer relationships	210
Goodwill	1,602
Other assets	62
Accrued expenses	(888)

Cash used in acquisition, net of cash acquired	$3,403

The non-compete agreement will be amortized on a straight-line basis over 7 years and the intangible related to customer relationships will be amortized on a straight-line basis over 10 years. The $1,602 in goodwill is expected to be deductible for tax purposes.

In April 2003, three Watsco subsidiaries completed the acquisition of certain assets (consisting primarily of accounts receivable, inventories and property and equipment) and the assumption of certain lease obligations of an affiliated group of 52 HVAC distribution locations in Arkansas, Kentucky, Louisiana, Mississippi, Tennessee, Texas and Virginia, funded by cash on hand totaling $18,424. The purchase price allocation for the acquisition is as follows:

Accounts receivable	$5,438
Inventories	8,306
Property and equipment	251
Goodwill	4,876
Other assets	48
Accrued expenses	(495)

Cash used in acquisition, net of cash acquired	$18,424

In connection with this acquisition, Watsco recorded $4,876 of goodwill, all of which is expected to be deductible for tax purposes.

In January 2002, Watsco subsidiaries acquired two wholesale distributors of air conditioning and heating products in Arizona and Mississippi for aggregate cash consideration of $1,864 (net of cash acquired) and 27,688 shares of Common Stock having a fair value of $330. We recorded $790 of goodwill associated with these acquisitions. The goodwill acquired is expected to be deductible for tax purposes.

The results of operations of these locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effects of these acquisitions were not deemed material to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

8. Goodwill and Intangibles

Effective January 1, 2002, goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value-based approach. Based on an analysis of economic characteristics and how we operate our business, we have designated each business segment, Distribution and Staffing, as reporting units. The recoverability of goodwill for impairment is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions. On January 1, 2005, the annual impairment test was performed and it was determined there was no impairment. The carrying amount of goodwill at December 31, 2004 was $131,829, consisting of $128,282 attributable to the Distribution segment and $3,547 attributable to the Staffing segment. Management continues to monitor the success of the Staffing segment’s efforts to return to profitability after completing a number of measures to reduce costs in response to a decline in demand for services. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. An adjustment to the carrying value of goodwill could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2002	$125,536
Acquired goodwill	4,876

Balance at December 31, 2003	130,412
Acquired goodwill	1,602
Purchase price adjustments, net	(185)

Balance at December 31, 2004	$131,829

Intangibles, net of accumulated amortization at December 31, 2004 and 2003, amounted to $336 and $54, respectively, and are amortized using the straight-line method over an average period of ten years.

9. Shareholders’ Equity

Common Stock and Class B Common Stock share equally in earnings and are identical in most other respects except (i) Common Stock is entitled to one vote on most matters and each share of Class B Common Stock is entitled to ten votes; (ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock and (iv) Class B Common Stock is convertible at any time into Common Stock on a one-for-one basis at the option of the shareholder.

Watsco’s Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares to be repurchased in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. 29,900 shares were repurchased at a cost of $836 in 2004, 442,900 shares at a cost of $6,727 in 2003 and 1,610,900 shares at a cost of $24,463 in 2002. In aggregate since the inception of the repurchase plan in 1999, 5,443,013 shares of Common Stock and Class B Common Stock were repurchased at a cost of $67,170. The remaining 2,056,987 shares authorized for repurchase are subject to certain restrictions included in the debt agreements.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2004 and 2003, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

Interest rate swap agreements have been entered into to reduce the exposure to market risks from changing interest rates under the revolving credit agreement. Under the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

At December 31, 2004 and 2003, one interest rate swap agreement was in effect with a notional value of $30,000 maturing in 2007. An interest rate swap with a notional value of $20,000 matured in 2003. The swap agreement exchanges the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required for hedge ineffectiveness in 2004, 2003 or 2002. The negative fair value of the derivative financial instrument was $2,471 and $3,815 at December 31, 2004 and 2003, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2004, 2003 and 2002, $1,344, net of deferred tax benefits of $829, $2,176 net of deferred tax benefits of $1,278 and $3,472 net of deferred tax benefits of $1,966 was recorded in OCL associated with cash flow hedges. During 2004 and 2003, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $832, net of income tax expense of $449 and $1,296, net of income tax expense of $772, respectively. During 2002, we recognized an increase in unrealized losses in OCL associated with cash flow hedges totaling $1,315, net of income tax benefit of $700.

The change in OCL during 2004, 2003 and 2002, reflected the reclassification of $905, net of income tax benefit of $556, $1,296, net of income tax benefit of $772 and $1,613, net of income tax benefit of $859, respectively, of losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2004, approximately $862 in deferred losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (3.38% at December 31, 2004).

Off-Balance Sheet Financial Instruments

At December 31, 2004 and 2003, we were contingently liable under standby letters of credit aggregating $4,938 and $7,172, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash investments and accounts receivable. Temporary cash investments are placed with high credit quality financial institutions and we limit the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions.

11. Commitments and Contingencies

Operating Leases

At December 31, 2004, we are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations for minimum annual rentals of $27,851 in 2005, $21,272 in 2006, $16,674 in 2007, $11,357 in 2008, $7,075 in 2009 and $15,230 thereafter. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates. Rental expense for the years ended December 31, 2004, 2003 and 2002 was $27,835, $28,806 and $27,490, respectively.

Minimum Royalty Payments

At December 31, 2004, we are obligated under a licensing agreement with Whirlpool Corporation to make minimum royalty payments of $1,000 each year starting in 2004 and ending in 2011.

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business and we vigorously defend all matters in which Watsco or its subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. In our opinion, although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability associated with any claims or litigation in which Watsco or its subsidiaries are involved will not materially affect our financial condition or results of operations.

Self-Insurance

Self-insured reserves are maintained related to company-wide casualty insurance programs and a subsidiary’s health benefit program. Subsequent to December 31, 2004, the subsidiary discontinued its self-insured health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. At December 31, 2004, $3,413 was accrued related to such insurance programs versus $1,407 at December 31, 2003.

12. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. There are two reportable segments: the distribution of HVAC equipment and related parts and supplies - which comprises 98%, 98% and 97% of revenues in 2004, 2003 and 2002, respectively, and a personnel staffing services business. The Distribution segment has similar products, customers, marketing strategies and operations. The operating segments are managed separately because each offers distinct products and services.

The reporting segments follow the same accounting policies used for the consolidated financial statements as described in Note 1. Costs excluded from this profit measure are interest expense and income taxes. During 2004, we changed our methodology for accounting for inter-segment services provided by the Staffing segment to the Distribution segment as if the services were provided to third parties, at current market prices. Accordingly, revenues and operating income in the segments below reflect these intersegment service charges. Prior year information has been restated to reflect this change. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes and certain property and equipment.

Years Ended December 31,	2004	2003	2002
Revenues:
Distribution	$1,294,715	$1,206,526	$1,147,561
Staffing	21,251	27,219	33,575
Elimination of intersegment Staffing revenues	(942)	(837)	—

Revenues from external customers	$1,315,024	$1,232,908	$1,181,136

Operating income (loss):
Distribution	$100,818	$75,297	$64,626
Staffing	(1,100)	(709)	(1,739)
Corporate expenses	(17,666)	(13,399)	(11,963)

	$82,052	$61,189	$50,924

Depreciation and amortization:
Distribution	$5,029	$5,809	$6,648
Staffing	152	259	301
Corporate	1,584	431	346

	$6,765	$6,499	$7,295

Restructuring activities:
Distribution	$—	$—	$(277)
Staffing	—	—	(16)

	$—	$—	$(293)

Assets:
Distribution	$499,771	$475,942	$446,411
Staffing	8,861	10,081	10,379
Corporate	99,657	49,072	46,929

	$608,289	$535,095	$503,719

Capital expenditures:
Distribution	$4,118	$2,709	$3,380
Staffing	157	58	237
Corporate	571	302	922

	$4,846	$3,069	$4,539

13. Related Party Transactions

At December 31, 2002, Watsco and a then member of the Board of Directors had a 75% and 25% equity interest, respectively, in Atlantic Jet Charter LLC (“Atlantic Jet”), a company which provides aircraft services to Watsco, a former member of the Board of Directors and his affiliates. During 2003 and 2002, Atlantic Jet recovered $66 and $770, respectively, in costs from the Board member pertaining to his and his affiliates’ usage of the aircraft. In February 2003, the 25% equity interest was purchased for total cash consideration of $1,294.

A member of the Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2004, 2003 and 2002, this firm was paid $89, $123 and $61, respectively, for services performed.

On April 15, 2002, prior to the enactment of the Sarbanes-Oxley Act of 2002, a loan was granted in the amount of $160 to an executive officer. The loan bore interest at 5%, payable annually. The loan was approved by the Compensation Committee of the Board of Directors and was made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons. The loan was paid in full in June 2003.

14. Subsequent Events

In January 2005, Watsco completed the acquisition East Coast Metal Distributors, Inc., one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, for consideration of $50,102 paid from cash on hand and the issuance of 145,536 shares of unregistered Common Stock having a fair value of approximately $4,250.

In January 2005, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 14 cents per share from 10 cents per share.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Watsco’s internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Watsco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

     Certified Public Accountants

Miami, Florida

March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Watsco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Watsco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of Watsco, Inc. and subsidiaries and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

     Certified Public Accountants

Miami, Florida

March 14, 2005

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2004
Revenues (1)	$278,715	$372,636	$357,366	$306,307	$1,315,024
Gross profit	71,447	96,098	92,531	76,859	336,935
Net income	$6,629	$19,387	$15,898	$6,191	$48,105

Earnings per share for Common and Class B Common Stock (2)
Basic	$0.26	$0.76	$0.62	$0.24	$1.89
Diluted	$0.25	$0.72	$0.59	$0.23	$1.79

Year Ended December 31, 2003
Revenues (1)	$257,398	$340,516	$348,597	$286,397	$1,232,908
Gross profit	63,786	84,344	85,832	71,121	305,083
Net income	$3,806	$13,426	$13,218	$4,445	$34,895

Earnings per share for Common and Class B Common Stock (2)
Basic	$0.15	$0.54	$0.53	$0.18	$1.39
Diluted	$0.15	$0.52	$0.51	$0.17	$1.34

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the Sunbelt markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly earnings per Common and Class B Common share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Watsco Common Stock is traded on the New York Stock Exchange under the symbol WSO and our Class B Common Stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of our Common Stock and Class B Common Stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2004 and 2003. At February 28, 2005, excluding shareholders with stock in street name, there were 412 Common Stock shareholders of record and 184 Class B Common Stock shareholders of record.

	Common		Class B		Cash Dividends
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2004:
Fourth quarter	$35.22	$28.00	$34.51	$28.10	$.100	$.100
Third quarter	30.38	26.59	30.20	26.50	.100	.100
Second quarter	30.45	25.59	30.00	25.40	.100	.100
First quarter	29.35	22.43	29.39	23.00	.080	.080
Year Ended December 31, 2003:
Fourth quarter	$24.10	$19.50	$24.00	$19.50	$.080	$.080
Third quarter	20.39	16.19	20.10	16.70	.040	.040
Second quarter	16.56	14.09	15.80	13.90	.040	.040
First quarter	16.89	12.90	17.21	13.00	.040	.040