Form 10-K, Exhibit 13
period 2005-12-31
WATSCO INC
filed 2006-03-16
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2005	2004	2003	2002(1)	2001(2)
OPERATIONS
Revenues	$1,682,724	$1,315,024	$1,232,908	$1,181,136	$1,238,646
Gross profit	423,030	336,935	305,083	287,276	299,040
Operating income	116,458	82,052	61,189	50,924	48,324
Net income	70,019	48,105	34,895	28,536	24,441

SHARE AND PER SHARE DATA
Diluted earnings per share	$2.52	$1.79	$1.34	$1.07	$0.90
Cash dividends declared and paid per share:
Common stock	$0.62	$0.38	$0.20	$0.115	$0.10
Class B common stock	0.62	0.38	0.20	0.115	0.10
Weighted average shares outstanding for diluted earnings per share	27,769	26,931	26,037	26,674	27,251
Common stock outstanding	27,463	26,855	26,324	26,032	26,745

BALANCE SHEET INFORMATION
Total assets	$678,731	$608,289	$535,095	$503,719	$520,820
Long-term obligations	40,189	50,155	60,153	80,233	101,900
Shareholders’ equity	450,650	402,738	360,869	329,201	322,420

(1)	Effective January 1, 2002, goodwill is no longer being amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

(2)	2001 results reflect restructuring charges of $3,424 ($2,181 or $0.08 per share on an after-tax basis).

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco”) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. Watsco has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 99% of 2005 revenues and at December 31, 2005 operated from 352 locations in 31 states, and a temporary staffing and permanent placement services (“Staffing”) segment, which accounted for approximately 1% of 2005 revenues.

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

Critical Accounting Policies

Management’s discussion and analysis of Watsco’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. At least quarterly, management reevaluates its judgments and estimates which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

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

The allowance for doubtful accounts was $3.0 million and $2.3 million at December 31, 2005 and 2004, respectively, an increase of $.7 million. The increase from December 31, 2004 is primarily due to the acquisition of East Coast Metal Distributors, Inc. (“East Coast”) in the first quarter of 2005 and higher accounts receivable at December 31, 2005 driven by increased sales volume. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2005 decreased to 1.2% compared to 1.5% at December 31, 2004 and accounts receivable net write-offs as a percent of sales decreased for the year ended December 31, 2005 to .07% compared to .18% for the year ended December 31, 2004. This improved accounts receivable quality primarily reflects tighter credit standards and increased collection activity.

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

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies. In the fourth quarter of 2004, the accounting method for inventory costing was changed to a weighted-average cost basis from a first-in, first-out cost basis. Management believes this change is appropriate given that the majority of our subsidiaries have historically used accounting applications which track and value inventories using the weighted-average cost method. The effect of the adoption of this change did not have a material impact on the stated value of inventory or costs of goods sold in 2004. Prior year balances have not been restated to reflect this change as the impact was not material.

Inventories are valued at the lower of cost or market on a weighted-average cost basis. As part of the valuation process, inventory reserves are established to state excess, slow-moving and damaged inventories at their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. Inventory reserve policies are periodically reviewed, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Inventory reserves of $3.1 million and $2.0 million at December 31, 2005 and 2004, respectively, have been established. The increase in inventory reserves is primarily due to the addition of East Coast and the impact of higher amounts of excess and slow-moving inventory on hand at December 31, 2005 than at December 31, 2004. Inventory reserves are affected by a number of factors, including general economic conditions and other factors affecting demand as well as the effectiveness of the inventory management process for controlling inventory shrinkage. In the event the estimates differ from actual results, inventory-related reserves may be adjusted and could materially impact the consolidated results of operations.

Goodwill and Intangibles

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. Indefinite life intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. The estimates of fair value of the reporting units and indefinite life intangibles are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2006, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2005 was $163.7 million, consisting of $160.1 million attributable to the Distribution segment and $3.6 million attributable to the Staffing segment. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for select subsidiaries’ health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required that could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. At December 31, 2005, approximately $5.2 million of reserves was established related to such insurance programs versus $3.4 million at December 31, 2004. The increase in the self-insurance reserves reflects the addition of East Coast and the addition of the 2005 policy year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $.4 million has been recorded at December 31, 2005 and 2004, respectively, due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from state net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates discussed above are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Results of Operations

The following table presents information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of sales	74.9	74.4	75.3

Gross profit	25.1	25.6	24.7
Selling, general and administrative expenses	18.2	19.4	19.7

Operating income	6.9	6.2	5.0
Interest expense, net	.2	.3	.5
Income taxes	2.5	2.2	1.7

Net income	4.2%	3.7%	2.8%

The following narratives include the results of operations for businesses acquired during 2005, 2004 and 2003. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results beginning on their respective dates of acquisition. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within the same geographical market. The results of the Staffing segment are not considered to be material to the results of operations in 2005, 2004 or 2003. See Segment Information in Note 12 to the consolidated financial statements.

Consolidated Comparison of Year Ended December 31, 2005 with Year Ended December 31, 2004

Revenues in 2005 increased $367.7 million, or 28%, as compared to 2004, including a $227.0 million contribution from locations acquired and opened during 2005 offset by $1.7 million from closed locations. On a same-store basis, revenues increased $142.4 million, or 11%, over 2004, reflecting strong market conditions for the replacement of residential and light-commercial HVAC products.

Gross profit in 2005 increased $86.1 million, or 26%, over 2004, primarily as a result of increased revenues. Gross profit margin decreased 50 basis-points to 25.1% in 2005 from 25.6% in 2004. The decrease primarily results from the addition of East Coast, which historically had lower gross profit margins than our consolidated margins, as well as a proportionately higher sales mix of HVAC equipment versus parts and supplies. On a same-store basis, gross profit increased $34.8 million, or 10%, over 2004.

Selling, general and administrative expenses as a percent of revenues decreased to 18.2% in 2005 from 19.4% in 2004, from leveraging of fixed operating costs. Selling, general and administrative expenses in 2005 increased $51.7 million, or 20%, over 2004, primarily due to the addition of East Coast. On a same-store basis, selling, general and administrative expenses were up 6% compared to 2004 primarily due to increases in certain variable expense items from higher revenues.

Net interest expense in 2005 decreased $1.1 million, or 24%, compared to 2004, primarily due to lower outstanding borrowings and higher interest income.

The effective tax rate was 38.1% in 2005 and 38.0% in 2004. The increase in the effective tax rate in 2005 primarily relates to higher state income tax expense.

Net income for 2005 increased $21.9 million, or 46%, compared to 2004. The increase in net income was primarily driven by the higher revenues as well as by the lower levels of selling, general and administrative expenses as a percent of revenues and decreased net interest expense discussed above.

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

Selling, general and administrative expenses in 2004 increased $11.0 million, or 5%, over 2003, reflecting the impact of higher revenues, $5.4 million of operating costs at locations acquired in 2004 and 2003, $2.0 million of costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act, offset in part by a $2.1 million reduction in bad debt expense. The decrease in bad debt expense reflects an overall improvement in the credit quality of the receivable portfolio. See Allowance for Doubtful Accounts section within “Critical Accounting Policies,” for further information. As a percentage of revenues, selling, general and administrative expenses decreased to 19.4% in 2004 from 19.7% in 2003 primarily as a result of the effective leveraging of fixed operating costs as compared to 2003.

Interest expense, net decreased $1.1 million, or 20%, in 2004 primarily due to a 19% decrease in average daily borrowings during the year from the generation of significant cash flows from operations.

The effective tax rate increased to 38.0% in 2004 from 37.3% in 2003. The increase in the effective tax rate in 2004 primarily relates to higher state income tax expense.

Liquidity and Capital Resources

We assess liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities and take into consideration the seasonal demand of HVAC products, which peak in the months of May through August. Significant factors affecting liquidity include cash flows generated from operating activities, the adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms, capital expenditures, acquisitions, the timing and extent of common stock repurchases and dividend policy.

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $100.0 million, expiring in December 2009. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .625% at December 31, 2005 and 2004). A variable commitment fee is paid on the unused portion of the credit line (.15% at December 31, 2005 and 2004). At December 31, 2005 and 2004, $30.0 million was outstanding under the revolving credit agreement.

A $125.0 million unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides long-term, fixed-rate financing through December 2007 as a complement to the variable rate borrowings available under the revolving credit agreement. $20.0 million and $30.0 million, respectively, of Senior Series A Notes (“Notes”) were outstanding at December 31, 2005 and 2004, under the facility bearing interest at 7.07%. The Notes will be repaid in equal installments of $10.0 million on April 9, 2006 and April 9, 2007. Accordingly, $10.0 million is classified as “current” in the consolidated balance sheet at December 31, 2005. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe that we are in compliance with all covenants and financial ratios at December 31, 2005.

At December 31, 2005 and 2004, one interest rate swap agreement was in effect with a notional value of $30.0 million to manage the net exposure to interest rate changes related to $30.0 million of borrowings under the revolving credit agreement. The interest rate swap agreement, which expires in October 2007, effectively converts the LIBOR-based variable rate borrowings into fixed rate borrowings. Developments in the capital markets are continuously monitored and swap transactions are entered into solely with established counterparties having investment grade ratings. See Note 10 to the consolidated financial statements and “Quantitative and Qualitative Disclosures about Market Risk,” for further information.

Working capital increased to $314.7 million at December 31, 2005 from $310.5 million at December 31, 2004, primarily due to higher accounts receivable driven by increased sales volume and a buildup of inventory in anticipation of the transition to higher efficiency equipment, offset by the related increase in accounts payable and accrued liabilities. The increase in working capital was primarily funded by operating cash flows.

Net cash provided by operating activities was $35.8 million in 2005 compared to $56.7 million in 2004. The decrease was primarily due to the aforementioned increase in accounts receivable and inventory levels partially offset by higher net income in 2005.

Net cash used in investing activities increased to $54.7 million in 2005 from $3.3 million in 2004. Net cash used in investing activities increased $51.4 million from 2004, primarily due to the acquisition of East Coast for cash consideration of $49.5 million. The acquisition of East Coast, one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, was completed in January 2005.

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

The results of operations of acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions was not deemed material to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

Net cash used in financing activities of $38.5 million in 2005 was primarily used for stock repurchases, cash dividends paid and repayment of Notes, partially offset by proceeds received from the exercise of stock options and from purchases under an employee stock purchase plan.

Watsco’s Board of Directors in 1999 authorized the repurchase, at management’s discretion, of 7.5 million shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 347,600 shares at a cost of $17.7 million in 2005, 29,900 shares at a cost of $.8 million in 2004 and 442,900 shares at a cost of $6.7 million in 2003. In aggregate, 5.8 million shares of Common stock and Class B common stock have been repurchased at a cost of $84.9 million since the inception of the program. The remaining 1.7 million shares authorized for repurchase are subject to certain restrictions included in the debt agreements. Subsequent to December 31, 2005 through the date of this filing, we repurchased 53,300 shares at a cost of $3.7 million.

Cash dividends of 62 cents, 38 cents and 20 cents per share of Common stock and Class B common stock were paid in 2005, 2004 and 2003, respectively. In October 2005, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 20 cents per share from 14 cents per share of Common and Class B common stock. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under debt agreements, future prospects and other factors deemed relevant by Watsco’s Board of Directors.

We believe there is adequate availability of capital from operations and current credit facilities to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2005, we had $27.7 million of cash and cash equivalents, $65.1 million of additional borrowing capacity under the revolving credit agreement and $105.0 million available under the private placement shelf facility (subject to certain borrowing limitations) to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities if required.

Recent Events

In February 2006, one of our subsidiaries completed the purchase of the net assets and business of a wholesale distributor of air conditioning and heating products operating from a single location in Kansas City, Missouri. The acquisition was funded by cash on hand of approximately $.7 million.

In March 2006, one of our subsidiaries completed the acquisition of a food service distributor with locations in Birmingham and Montgomery, Alabama, funded by cash on hand of approximately $1.0 million.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our significant contractual obligations as of December 31, 2005 (in millions):

	Payments due by Period
Contractual Obligations	2006	2007	2008	2009	2010	Thereafter	Total
Non-cancelable operating lease obligations	$36.3	$31.7	$25.3	$19.6	$12.9	$22.3	$148.1
Non-cancelable purchase orders (1)	32.2	—	—	—	—	—	32.2
Long-term debt	10.0	10.0	—	—	—	—	20.0
Minimum royalty payments	1.0	1.0	1.0	1.0	1.0	1.0	6.0
Other debt	0.1	0.1	0.1	—	—	—	0.3

Total Contractual Obligations	$79.6	$42.8	$26.4	$20.6	$13.9	$23.3	$206.6

(1)	Cancelable purchase orders for the purchase of inventory and other goods and services are not included in our estimates above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorization to purchase rather than binding agreements. Our cancelable purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. The non-cancelable purchase orders were placed with our key equipment suppliers in preparation of the government mandated transition to manufacture higher efficiency equipment to ensure adequate product availability and are not expected to exceed demand requirements.

Commercial obligations outstanding at December 31, 2005 under the revolving credit agreement consist of borrowings totaling $30.0 million, standby letters of credit totaling $4.3 million and commercial letters of credit totaling $.6 million. Borrowings under the revolving credit agreement at December 31, 2005 had revolving maturities of 90 days and letters of credit have varying terms expiring through January 2007.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2005. See Note 10 to the consolidated financial statements for further information.

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

Interest rate swap agreements reduce the exposure to market risks from changing interest rates under the revolving credit agreements. Under the swap agreements, Watsco agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

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

At December 31, 2005 and 2004, one interest rate swap agreement was in effect with a notional value of $30.0 million maturing in 2007, exchanging the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required in 2005, 2004 or 2003 for hedge ineffectiveness. The negative fair value of the derivative financial instrument was $.9 million and $2.5 million at December 31, 2005 and 2004, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2005, 2004 and 2003, $.5 million, net of deferred tax benefits of $.3 million, $1.3 million net of deferred tax benefits of $.8 million and $2.2 million net of deferred tax benefits of $1.3 million was recorded in OCL associated with cash flow hedges. During 2005, 2004 and 2003, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $.9 million, net of income tax expense of $.5 million, $.8 million, net of income tax expense of $.4 million and $1.3 million, net of income tax expense of $.8 million, respectively.

The change in OCL during 2005, 2004 and 2003, reflected the reclassification of $.6 million, net of income tax benefit of $.3 million, $.9 million, net of income tax benefit of $.6 million and $1.3 million, net of income tax benefit of $.8 million, respectively, of losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2005, approximately $.4 million in deferred losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (4.81% at December 31, 2005).

At December 31, 2005 and 2004, Watsco’s exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2005 and 2004, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis point increase or decrease, respectively, in one month LIBOR. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Recently Issued Accounting Standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, the Statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after January 1, 2007, with earlier adoption permitted as of January 1, 2006, provided that financial statements for any interim period of that fiscal year have not yet been issued. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions will continue to be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective January 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supercedes APB Opinion No. 25 and amends SFAS No. 95, “Statement of Cash Flows.” The new standard will require companies to recognize compensation cost for stock options and other stock-based awards based on their fair value as measured on the grant date. The pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition. In April 2005, the Securities and Exchange Commission announced that the accounting provisions of SFAS No. 123(R) are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we adopted SFAS No. 123(R) on January 1, 2006 and will recognize stock-based compensation expense using the modified prospective method. The impact of the adoption of SFAS No. 123(R) depends on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of SFAS No. 123(R) would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. See Note 1, “Summary of Significant Accounting Policies — Stock-Based Compensation” to the consolidated financial statements for the pro forma net income and earnings per share amounts as if we had used a fair-value based method. We estimate that the impact of adopting the provisions of SFAS No. 123(R) will approximate a $.04 to $.05 reduction in earnings per diluted share for the year ending December 31, 2006 based on the current level, vesting schedules and historical forfeiture rates of stock options outstanding.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective January 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

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

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on Watsco or its business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in Watsco’s Annual Report to Shareholders for the fiscal year ended December 31, 2005 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. Watsco assumes no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

Corporate Governance

On June 14, 2005, Watsco submitted to the New York Stock Exchange (“NYSE”) the annual Chief Executive Officer Certification required under Section 303A 12(a) of the NYSE Listed Company Manual. In addition, Watsco filed with the Securities and Exchange Commission the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 31.3 to its Annual Report on Form 10-K for the year ended December 31, 2005.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Watsco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Miami, Florida

March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Certified Public Accountants

Miami, Florida

March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Watsco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Watsco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Watsco, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended and our report dated March 15, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

Miami, Florida

March 15, 2006

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2005	2004	2003
Revenues	$1,682,724	$1,315,024	$1,232,908
Cost of sales	1,259,694	978,089	927,825

Gross profit	423,030	336,935	305,083
Selling, general and administrative expenses	306,572	254,883	243,894

Operating income	116,458	82,052	61,189
Interest expense, net	3,342	4,413	5,509

Income before income taxes	113,116	77,639	55,680
Income taxes	43,097	29,534	20,785

Net income	$70,019	$48,105	$34,895

Earnings per share for Common and Class B common stock:
Basic	$2.69	$1.89	$1.39
Diluted	$2.52	$1.79	$1.34

Weighted average Common and Class B common shares and equivalent shares used to calculate earnings per share:
Basic	26,049	25,507	25,086
Diluted	27,769	26,931	26,037

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$27,650	$85,144
Accounts receivable, net	191,747	145,213
Inventories	266,543	218,704
Other current assets	8,051	8,638

Total current assets	493,991	457,699

Property and equipment, net	17,244	15,093
Goodwill and intangibles, net	163,686	132,165
Other assets	3,810	3,332

	$678,731	$608,289

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$10,079	$10,056
Accounts payable	100,829	94,704
Accrued expenses and other current liabilities	68,390	42,399

Total current liabilities	179,298	147,159

Long-term obligations:
Borrowings under revolving credit agreement	30,000	30,000
Long-term notes, net of current portion	10,000	20,000
Other long-term obligations, net of current portion	189	155

Total long-term obligations	40,189	50,155

Deferred income taxes and other liabilities	8,594	8,237

Commitments and contingencies (Notes 10 and 11)

Shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized in 2005 and 2004 and 29,860,948 and 28,586,407 shares issued in 2005 and 2004, respectively	14,931	14,293
Class B common stock, $0.50 par value, 10,000,000 shares authorized in 2005 and 2004 and 3,392,497 and 3,712,059 shares issued in 2005 and 2004, respectively	1,696	1,857
Paid-in capital	264,903	238,627
Deferred compensation on restricted stock	(35,894)	(20,943)
Accumulated other comprehensive loss, net of tax	(478)	(1,268)
Retained earnings	290,383	237,342
Treasury stock, at cost, 5,790,613 and 5,443,013 shares of Common and Class B common stock in 2005 and 2004, respectively	(84,891)	(67,170)

Total shareholders’ equity	450,650	402,738

	$678,731	$608,289

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock and Class B Common Stock		Paid-In Capital	Deferred Compensation on Restricted Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
(In thousands, except share and per share data)	Shares	Amount
Balance at December 31, 2002	26,031,752	$15,501	$216,124	$(9,067)	$(3,399)	$169,649	$(59,607)	$329,201
Net income						34,895		34,895
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					1,324			1,324

Comprehensive income								36,219

Retirement of common stock	(100,314)	(50)	(1,806)					(1,856)
Common stock contribution to 401(k) plan	36,900	18	820					838
Stock issuances from exercise of stock options and employee stock purchase plan	593,607	297	5,298					5,595
Tax benefit from stock-based compensation			1,884					1,884
Issuances of restricted shares of common stock	237,152	119	4,454	(4,573)				—
Forfeitures of restricted shares of common stock	(32,500)	(16)	(411)	427				—
Amortization of unearned compensation				919				919
Cash dividends declared on Common and Class B common stock, $0.20 per share						(5,204)		(5,204)
Purchase of treasury stock	(442,900)						(6,727)	(6,727)

Balance at December 31, 2003	26,323,697	15,869	226,363	(12,294)	(2,075)	199,340	(66,334)	360,869
Net income						48,105		48,105
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					807			807

Comprehensive income								48,912

Retirement of common stock	(11,181)	(6)	(326)					(332)
Common stock contribution to 401(k) plan	62	—	1					1
Stock issuances from exercise of stock options and employee stock purchase plan	502,775	252	6,596					6,848
Tax benefit from stock-based compensation			2,746					2,746
Issuances of restricted shares of common stock	150,000	75	4,214	(4,289)				—
Forfeitures of restricted shares of common stock	(80,000)	(40)	(967)	1,007				—
Restricted shares of common stock to be issued				(6,369)				(6,369)
Amortization of unearned compensation				1,002				1,002
Cash dividends declared on Common and Class B common stock, $0.38 per share						(10,103)		(10,103)
Purchase of treasury stock	(29,900)						(836)	(836)

Balance at December 31, 2004	26,855,453	16,150	238,627	(20,943)	(1,268)	237,342	(67,170)	402,738
Net income						70,019		70,019
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					790			790

Comprehensive income								70,809

Retirement of common stock	(115,614)	(58)	(5,754)					(5,812)
Common stock contribution to 401(k) plan	25,579	13	888					901
Stock issuances from exercise of stock options and employee stock purchase plan	589,926	294	7,747					8,041
Tax benefit from stock-based compensation			7,654					7,654
Issuances of restricted shares of common stock	314,552	157	11,377	(5,165)				6,369
Forfeitures of restricted shares of common stock	(5,000)	(2)	(63)	65				—
Common stock issued for acquisition	145,536	73	4,427					4,500
Restricted shares of common stock to be issued				(12,379)				(12,379)
Amortization of unearned compensation				2,528				2,528
Cash dividends declared on Common and Class B common stock, $0.62 per share						(16,978)		(16,978)
Purchase of treasury stock	(347,600)						(17,721)	(17,721)

Balance at December 31, 2005	27,462,832	$16,627	$264,903	$(35,894)	$(478)	$290,383	$(84,891)	$450,650

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2005	2004	2003
Cash flows from operating activities:
Net income	$70,019	$48,105	$34,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,189	6,768	6,499
Amortization of unearned compensation	2,528	1,002	919
Provision for doubtful accounts	1,854	1,556	3,628
(Gain) loss on sale of property and equipment	(1,460)	214	74
Net gain on sale of available-for-sale securities	(106)	—	—
Deferred income tax provision	197	3,883	1,817
Non-cash contribution for 401(k) plan	1,181	922	838
Tax benefit from stock-based compensation	7,654	2,746	1,884
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(26,000)	(7,855)	(6,472)
Inventories	(33,271)	(23,412)	(9,554)
Accounts payable and other liabilities	4,716	19,579	19,172
Other, net	2,281	3,231	6,552

Net cash provided by operating activities	35,782	56,739	60,252

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(49,481)	(3,403)	(18,424)
Capital expenditures	(7,283)	(4,846)	(3,069)
Purchase of minority interest in consolidated subsidiary	—	—	(1,294)
Proceeds from sale of available-for-sale securities	160	—	—
Proceeds from sale of property and equipment	1,876	4,946	278

Net cash used in investing activities	(54,728)	(3,303)	(22,509)

Cash flows from financing activities:
Purchase of treasury stock	(17,721)	(836)	(6,727)
Common and Class B common stock dividends	(16,978)	(10,103)	(5,204)
Repayment of long-term notes	(10,000)	—	—
Repayment under revolving credit agreement	—	(30,000)	(20,000)
Proceeds from revolving credit agreement	—	30,000	—
Payment of debt acquisition costs	—	(346)	—
Net proceeds from (repayments of) other long-term obligations	57	(114)	(180)
Net proceeds from issuances of common stock	6,094	6,768	4,827

Net cash used in financing activities	(38,548)	(4,631)	(27,284)

Net (decrease) increase in cash and cash equivalents	(57,494)	48,805	10,459
Cash and cash equivalents at beginning of year	85,144	36,339	25,880

Cash and cash equivalents at end of year	$27,650	$85,144	$36,339

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco”, which may be referred to as we, us or our) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. Watsco has two business segments – the HVAC distribution (“Distribution”) segment, which accounted for 99% of 2005 consolidated revenues and operated from 352 locations in 31 states at December 31, 2005 and a temporary staffing and permanent placement services (“Staffing”) segment, which accounted for 1% of 2005 consolidated revenues.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

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

Cash Equivalents

All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 2005 and 2004 included $45 and $11,500, respectively, of municipal securities with put options of 35 days or less, which were considered to be cash equivalents for purposes of the consolidated financial statements. No individual municipal security equaled or exceeded 2% of total assets and such securities were investment grade and collateralized by a letter of credit issued by the remarketing agent.

Accounts Receivable Allowance

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, Watsco’s management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, Watsco writes off the receivable balance. At December 31, 2005 and 2004, the allowance for doubtful accounts totaled $3,019 and $2,271, respectively. Although we believe the allowance is sufficient, if the financial condition of our customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a weighted-average cost basis. In the fourth quarter of 2004, the accounting method for inventory costing was changed to a weighted-average cost basis from a first-in, first-out cost basis. Management believes this change is appropriate given that the majority of our subsidiaries have historically used accounting applications which track and value inventories using the weighted-average cost method. The effect of the adoption of this change did not have a material impact on the stated value of inventory or costs of goods sold in 2004. Prior year balances have not been restated to reflect this change as the impact was not material.

As part of the valuation process, inventory reserves are established to state excess and slow-moving inventories at their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories. At December 31, 2005 and 2004, inventory reserves totaled $3,142 and $2,035, respectively.

Vendor Rebates

We account for vendor rebates in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2005 and 2004, we have $4,866 and $3,785, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $173 at December 31, 2004 are included in other current assets and are classified as available-for-sale. These securities are recorded at fair value with unrealized holding gains and losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2004, $76 of unrealized gains, net of deferred taxes of $45, was included in accumulated OCL. At December 31, 2005, we held no marketable equity securities. Net realized gains amounted to $106 for the year ended December 31, 2005.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 1-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-10 years. Depreciation and amortization expense related to property and equipment amounted to $6,064, $6,765 and $6,499 for the years ended December 31, 2005, 2004 and 2003, respectively.

Goodwill and Intangibles

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” an annual impairment review is performed, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill (as defined under SFAS No. 142) within the reporting unit is less than its carrying value (see Note 8).

Intangible assets primarily consist of the value of trade names, non-compete agreements and customer relationships. Indefinite life intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Intangible assets with finite lives are amortized using the straight-line method over their respective estimated useful lives, which range from seven to ten years. Amortization expense related to intangible assets amounted to $125, $3 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively. Based on the current amount of intangible assets with finite lives, we estimate amortization expense to be approximately $50 for each of the next five years (see Note 8).

Recoverability of Long-Lived Assets

The recoverability of long-lived assets is evaluated when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, a determination is made whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2005, there were no such events or circumstances.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (which superceded SAB No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B). Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and service fee revenue from the Staffing segment. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectibility is reasonably assured. Revenue is recorded when shipment of products or delivery of services has occurred. Assessment of collection is based on a number of factors, including past transactions, credit-worthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by manufacturers, effectively mitigating the risk of loss for customer returns.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $5,975, $4,477 and $4,847 for the years ended December 31, 2005, 2004 and 2003, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $6,827, $5,553 and $5,348 for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock-Based Compensation

The intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, is applied in accounting for stock options under fixed plans. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” established preferred accounting and mandatory disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we elected to continue to apply the intrinsic value-based method of accounting described above and have adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148.

The weighted-average fair value at date of grant for stock options granted during 2005, 2004 and 2003 was $11.70, $8.82 and $8.78, respectively, and was estimated using the Black-Scholes option valuation model based on the following weighted-average assumptions:

Years Ended December 31,	2005	2004	2003
Expected life in years	4.0	4.8	6.3
Risk-free interest rate	4.1%	3.4%	4.3%
Expected volatility	34.0%	36.9%	58.2%
Dividend yield	1.38%	1.33%	1.14%

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

Had compensation cost for the stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the stock option plans consistent with the method of SFAS No. 123, pro forma net income and earnings per share would be as follows:

Years Ended December 31,	2005	2004	2003
Net income, as reported	$70,019	$48,105	$34,895
Stock-based compensation expense included in net income, net of tax	1,567	621	576
Stock-based compensation expense determined under the fair value-based method, net of tax	(3,247)	(2,258)	(2,690)

Net income, pro forma	$68,339	$46,468	$32,781

Basic earnings per share for Common and Class B common stock:
As reported	$2.69	$1.89	$1.39
Pro forma	$2.62	$1.82	$1.31

Diluted earnings per share for Common and Class B common stock:
As reported	$2.52	$1.79	$1.34
Pro forma	$2.46	$1.73	$1.26

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Watsco adopted this statement beginning with the first quarter of 2006. We are required to recognize compensation on all share-based grants made on or after January 1, 2006, and for the unvested portion of share-based grants made prior to January 1, 2006.

Income Taxes

We record federal and state income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Watsco and its eligible subsidiaries file a consolidated United States federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Watsco and its subsidiaries are required to file, the potential utilization of operating loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realizable in the future.

Earnings per Share

We calculate earnings per share using the two-class method in accordance with SFAS No. 128, “Earnings Per Share,” as clarified by EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.” EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though we do not anticipate distributing 100% of our earnings as dividends. The effective result of EITF Issue No. 03-6 is that the calculation of earnings per share for each class of our common stock yields the same basic and diluted earnings per share.

Basic earnings per share for our Common and Class B common stock is computed by dividing net income allocated to Common stock and Class B common stock by the weighted-average number of shares of Common stock and Class B common stock outstanding, respectively, including any vested restricted shares. Shares included in the basic calculation of earnings per share only include outstanding Common and Class B common stock, as there were no vested restricted shares outstanding. Diluted earnings per share for our Common stock assumes the conversion of all the Class B common stock into Common stock and adjusts for the dilutive effects of outstanding stock options and unvested shares of restricted stock using the treasury stock method.

For the basic earnings per share calculation, net income available to Watsco’s shareholders is allocated among our two classes of common stock: Common stock and Class B common stock. The allocation among each class is based upon the two-class method on a one-for-one per share basis. The following table shows how net income is allocated using this method:

Years Ended December 31,	2005	2004	2003
Net income available to shareholders	$70,019	$48,105	$34,895

Allocation of net income for Basic:
Common stock	$61,030	$41,195	$30,020
Class B common stock	8,989	6,910	4,875

	$70,019	$48,105	$34,895

The diluted earnings per share calculation assumes the conversion of all of Watsco’s Class B common stock into Common stock as of the beginning of the period, so no allocation of earnings to Class B common stock is required.

The following summarizes the weighted-average number of Common and Class B common shares outstanding during the year and is used to calculate earnings per share of Common and Class B common stock including the potentially dilutive impact of stock options and restricted shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

Years Ended December 31,	2005	2004	2003
Weighted-average Common and Class B common shares outstanding for basic earnings per share	26,049,365	25,506,950	25,086,321

Weighted-average Common shares outstanding for basic earnings per share	22,705,131	21,843,155	21,581,738
Diluted shares resulting from:
Stock options	1,145,174	1,005,511	658,678
Restricted shares of common stock	574,298	418,848	292,326
Effect of assuming conversion of Class B common shares into Common stock	3,344,234	3,663,795	3,504,583

Shares for diluted earnings per share	27,768,837	26,931,309	26,037,325

Diluted earnings per share excluded 81,000, 41,500 and 159,313 shares for the years ended December 31, 2005, 2004 and 2003, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share. In addition, 60,000, 145,000 and 10,000 shares for the years ended December 31, 2005, 2004 and 2003, respectively, related to restricted stock were considered anti-dilutive.

Derivative Instruments

We apply the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCL and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 10 for further information regarding hedging activities.

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized (losses) gains on available-for-sale securities and the effective portion of a cash flow hedge as further discussed in Note 10 to the consolidated financial statements. The components of comprehensive income are as follows:

Years Ended December 31,	2005	2004	2003
Net income	$70,019	$48,105	$34,895
Changes in unrealized losses on derivative instrument, net of income tax expense of $(534), $(449) and $(772), respectively	866	832	1,296
Changes in unrealized (losses) gains on available-for-sale securities arising during the period, net of income tax benefit (expense) of $5, $14 and $(17), respectively	(10)	(25)	28
Less: reclassification adjustment for net securities gains realized in net income, net of income tax expense of $40, $0 and $0, respectively	(66)	—	—

Comprehensive income	$70,809	$48,912	$36,219

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, the Statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after January 1, 2007, with earlier adoption permitted as of January 1, 2006, provided that financial statements for any interim period of that fiscal year have not yet been issued. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions will continue to be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made after January 1, 2006. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective January 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supercedes APB No. 25 and amends SFAS No. 95, “Statement of Cash Flows.” The new standard will require companies to recognize compensation cost for stock options and other stock-based awards based on their fair value as measured on the grant date. The pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition. In April 2005, the Securities and Exchange Commission announced that the accounting provisions of SFAS No. 123(R) are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we adopted SFAS No. 123(R) on January 1, 2006 and will recognize stock-based compensation expense using the modified prospective method. The impact of the adoption of SFAS No. 123(R) depends on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of SFAS No. 123(R) would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. See Note 1, “Stock-Based Compensation,” for the pro forma net income and earnings per share amounts as if we had used a fair-value based method. We estimate that the impact of adopting the provisions of SFAS No. 123(R) will approximate a

$.04 to $.05 reduction in earnings per diluted share for the year ending December 31, 2006 based on the current level, vesting schedules and historical forfeiture rates of stock options outstanding. See Note 6 for additional information related to our stock-based compensation and benefit plans.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin No. 43, Chapter 4 “Inventory Pricing.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective January 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

Recently Adopted Accounting Standard

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of SFAS No. 143.” This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event. We adopted this Interpretation during the fourth quarter of 2005 and it did not have an impact on our consolidated financial statements.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2005 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

2. Supplier Concentration

We have seven key suppliers of HVAC equipment products. Purchases from these seven suppliers comprised 48%, 45% and 44% of all purchases made in 2005, 2004 and 2003, respectively, with the largest supplier accounting for 17%, 17% and 15% of all purchases made in 2005, 2004 and 2003, respectively. Any significant interruption by the suppliers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2005	2004
Land	$654	$654
Buildings and improvements	16,233	14,715
Machinery, vehicles and equipment	23,842	25,498
Furniture and fixtures	18,437	19,272

	59,166	60,139
Less: accumulated depreciation and amortization	(41,922)	(45,046)

	$17,244	$15,093

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $100,000, which expires in December 2009. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .625% at December 31, 2005 and 2004). A variable commitment fee is paid on the unused portion of the credit line (.15% at December 31, 2005 and 2004). At December 31, 2005 and 2004, $30,000 was outstanding under the revolving credit agreement.

A $125,000 unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides long-term, fixed-rate financing through December 2007 as a complement to the variable rate borrowings available under the revolving credit agreement. $20,000 and $30,000, respectively, of Senior Series A Notes (“Notes”) were outstanding at December 31, 2005 and 2004 under the facility bearing interest at 7.07%. The Notes will be repaid in equal installments of $10,000 on April 9, 2006 and April 9, 2007. Accordingly, $10,000 is classified as “current” in the consolidated balance sheet at December 31, 2005. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe that we are in compliance with all covenants and financial ratios at December 31, 2005.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $189 and $155 at December 31, 2005 and 2004, respectively, relate to capital leases on equipment. Interest rates on other debt range from 1.0% to 8.6% and mature at varying dates through 2009. Annual maturities of other long-term obligations for the years subsequent to December 31, 2005 are $79 in 2006, $81 in 2007, $69 in 2008 and $39 in 2009.

Total cash payments for interest were $4,854, $4,870 and $6,090 for the years ended December 31, 2005, 2004 and 2003, respectively.

5. Income Taxes

The components of income tax expense are as follows:

Years Ended December 31,	2005	2004	2003
Federal	$39,439	$27,146	$20,464
State	3,658	2,388	321

	$43,097	$29,534	$20,785

Current	$42,900	$25,651	$18,968
Deferred	197	3,883	1,817

	$43,097	$29,534	$20,785

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.1	2.9	2.6
Change in valuation allowance	—	.1	(.3)

	38.1%	38.0%	37.3%

The following is a summary of the significant components of Watsco’s current and long-term deferred tax assets and liabilities:

December 31,	2005	2004
Current deferred tax assets:
Accounts receivable reserves	$1,060	$755
Capitalized inventory costs and inventory reserves	1,564	654
Other current deferred tax assets	825	930

Total current deferred tax assets (1)	3,449	2,339

Long-term deferred tax assets (liabilities):
Deductible goodwill	(14,006)	(11,193)
Net operating loss carryforwards	1,505	2,491
Unrealized loss on derivative instrument	294	829
Depreciation	472	(358)
Other long-term net deferred tax assets	4,510	2,803

Total net long-term deferred tax liabilities	(7,225)	(5,428)

Less valuation allowance	(396)	(396)

Net deferred tax liabilities	$(4,172)	$(3,485)

(1)	Current deferred tax assets of $3,449 and $2,339 have been included in the consolidated balance sheets in other current assets at December 31, 2005 and 2004, respectively.

SFAS No. 109, “Accounting for Income Taxes,” requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that $396 of valuation allowance at December 31, 2005 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. There is no change in the valuation allowance for the current year. At December 31, 2005, there were state net operating loss carryforwards of $29,521, which expire in varying amounts from 2006 through 2026. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2005.

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

Total cash payments, net of refunds, for income taxes were $31,298, $22,487 and $14,169 for the years ended December 31, 2005, 2004 and 2003, respectively.

6. Stock-Based Compensation and Benefit Plans

2001 Incentive Compensation Plan

In June 2001, Watsco’s shareholders approved the 2001 Incentive Compensation Plan (the “2001 Plan”). The 2001 Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors. The 2001 Plan provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and restricted stock. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common and Class B common stock may be granted. A total of 1,252,859 shares of Common stock, net of cancellations and 838,496 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2005. There were 908,645 shares of common stock reserved for future grants as of December 31, 2005 under the 2001 Plan. There are 1,026,825 options of common stock outstanding under the 2001 Plan at December 31, 2005.

The 2001 Plan provides for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of Watsco. Additionally, the Committee or Board of Directors may impose on any award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions not inconsistent with the provisions of the 2001 Plan, as the Committee or the Board of Directors shall determine, including terms requiring forfeiture of awards in the event of termination of employment by the participant and terms permitting a participant to make elections relating to his or her award. The Committee or the Board of Directors retains full power and discretion to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the 2001 Plan. Options under the 2001 Plan are for terms of five to ten years and are exercisable as determined by the Committee.

1991 Stock Option Plan

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. Options as to 1,562,538 of common stock are outstanding under the 1991 Plan at December 31, 2005. Options under the 1991 Plan are for a term of ten years and are exercisable as determined by the Committee. During 2005 and 2004, 115,614 shares of Common stock with an aggregate market value of $5,812 and 7,836 shares of Common stock with an aggregate market value of $236, respectively, were delivered as payment for stock option exercises. These shares were then retired. Under the 1991 Plan, the Committee may waive the vesting period and permit options to be exercised immediately.

On December 28, 2005, the Compensation Committee of the Board of Directors approved the vesting acceleration of 76,616 stock options for certain employees. The decision to accelerate vesting of these options was made primarily to reward certain key employees for their performance in 2005 and to mitigate compensation expense that would have been required upon the adoption of SFAS No. 123(R). At the date of the modification, we believe that it is probable that the awards subject to the aforementioned acceleration will vest under their original terms as 92% of the awards would have otherwise vested during 2006. If the original service conditions of the awards are not achieved, compensation expense will be recorded.

A summary of option activity for the 2001 Plan and 1991 Plan is shown below:

	2005		2004		2003
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	2,894,788	$14.04	3,342,426	$12.99	3,714,113	$12.13
Granted	295,500	39.61	228,250	27.46	384,500	16.21
Exercised	(509,959)	10.74	(445,338)	12.65	(509,475)	8.71
Forfeited	(90,966)	22.93	(230,550)	14.95	(246,712)	13.88

Outstanding at end of year	2,589,363	$17.30	2,894,788	$14.04	3,342,426	$12.99

Options exercisable at end of year	2,074,146	$13.94	2,271,872	$13.08	2,451,527	$12.99

The following table summarizes our options outstanding and our options exercisable as of December 31, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Life	Options Exercisable	Weighted-Average Exercise Price
$ 8.38-$15.00	1,095,025	$11.38	4.5	1,042,675	$11.31
$15.01-$30.00	1,211,338	17.43	3.3	1,018,138	16.38
$30.01-$50.00	264,000	38.37	4.2	13,333	34.15
$50.01-$63.96	19,000	57.41	4.9	—	—

	2,589,363	$17.30	3.9	2,074,146	$13.94

Restricted Stock Awards

During 2005, 2004 and 2003, 336,315, 334,552 and 237,152 shares of restricted common stock, respectively, were granted under the 2001 Plan, which are subject to certain restrictions. Restrictions lapse upon attainment of retirement age or under other circumstances. The weighted-average fair value at the date of grant for restricted stock granted in 2005, 2004 and 2003 was $52.17, $31.86 and $19.28, respectively. During 2005, 2004 and 2003, 5,000, 80,000 and 32,500 shares, respectively, were forfeited. The unearned compensation resulting from the grant of restricted shares is reported as a reduction of shareholders’ equity in the consolidated balance sheets and is being amortized to earnings over the period from date of issuance to the date of restriction lapse. Total amortization expense related to the restricted shares amounted to $2,528, $1,002 and $919 for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, we recorded an accrued liability and deferred compensation of $12,379 associated with an obligation to issue 206,315 shares of restricted Class B common stock under an executive compensation agreement. In February 2006, we issued these restricted shares of Class B common stock.

Employee Stock Purchase Plan

Effective July 1, 1996, we adopted the Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) under which full-time employees with at least 90 days of service may purchase up to an aggregate of 900,000 shares of Common stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock at 85% of the fair market value at specified times subject to certain restrictions. In December 2005, the Watsco ESPP was amended to change the discount that employees can purchase shares of our Common stock to 5% of the fair market value and to remove certain restrictions, effective January 1, 2006. During 2005, 2004 and 2003 employees purchased 76,632, 54,076 and 81,768 shares of Common stock at an average price of $31.51, $20.75 and $13.55 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 3,335, 3,361 and 2,364 for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, 66,719 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2005, 2004 and 2003, the aggregate contribution required to the plan was $1,181, $922 and $838, respectively. This contribution is made during the first quarter of the subsequent year.

7. Acquisitions

In January 2005, Watsco acquired East Coast Metal Distributors, Inc. (“East Coast”), one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, for cash consideration of $49,481, net of cash acquired, and the issuance of 145,536 shares of unregistered Common stock having a fair value of $4,500. In accordance with SFAS No. 141, “Business Combinations,” we applied the purchase method of accounting to record this transaction. The purchase price allocation for the acquisition is as follows:

Accounts receivable	$22,388
Inventories	14,568
Other current assets	561
Property and equipment	1,348
Goodwill	27,083
Intangible – trade name	4,413
Intangible – non-compete agreements	149
Other assets	675
Accounts payable and accrued expenses	(17,204)
Fair value of common stock issued	(4,500)

Cash used in acquisition, net of cash acquired	$49,481

Excess purchase cost recorded in connection with the acquisition of East Coast is expected to be deductible for tax purposes.

In April 2004, one of Watsco’s subsidiaries completed the purchase of the net assets and business of two affiliated refrigeration equipment distributors with locations in Dallas and Austin, Texas. These acquisitions were funded by cash on hand totaling $3,403. Goodwill of $1,602 recorded as a result of these acquisitions is expected to be deductible for tax purposes.

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

The results of operations of these locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effects of these acquisitions were not deemed material to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

8. Goodwill and Intangibles

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of impairment involves the estimation of the fair value of reporting units and indefinite life intangibles and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of the reporting units and indefinite life intangibles are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2006, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2005 was $163,686, consisting of $160,117 attributable to the Distribution segment and $3,569 attributable to the Staffing segment. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2003	$130,412
Acquired goodwill	1,602
Purchase price adjustments, net	(185)

Balance at December 31, 2004	131,829
Acquired goodwill	27,083

Balance at December 31, 2005	$158,912

Intangible assets, net, consist of:

December 31,	2005	2004
Unamortizable intangible assets:
Trade name	$4,413	$10
Other	—	44

	4,413	54

Amortizable intangible assets:
Customer relationships	210	210
Non-compete agreements	224	75
Less: accumulated amortization	(73)	(3)

	361	282

	$4,774	$336

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

Watsco’s Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. 347,600 shares were repurchased at a cost of $17,721 in 2005, 29,900 shares at a cost of $836 in 2004 and 442,900 shares at a cost of $6,727 in 2003. In aggregate since the inception of the repurchase plan in 1999, 5,790,613 shares of Common stock and Class B common stock were repurchased at a cost of $84,891. The remaining 1,709,387 shares authorized for repurchase are subject to certain restrictions included in the debt agreements.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2005 and 2004, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

Periodically, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates under our revolving credit agreement. Under the terms of the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount. Any differences paid or received on our interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. In order to obtain hedge accounting treatment, any derivatives used for hedging purposes must be designated as, and effective as, a hedge of an identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Fair values were based on dealer quotations obtained by Watsco.

At December 31, 2005 and 2004, one interest rate swap agreement was in effect with a notional value of $30,000 maturing in 2007. The swap agreement exchanges the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required for hedge ineffectiveness in 2005, 2004 or 2003. The negative fair value of the derivative financial instrument was $927 and $2,471 at December 31, 2005 and 2004, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2005, 2004 and 2003, $478, net of deferred tax benefits of $294, $1,344 net of deferred tax benefits of $829 and $2,176 net of deferred tax benefits of $1,278 was recorded in OCL associated with the cash flow hedge. During 2005, 2004 and 2003, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $866, net of income tax expense of $534, $832, net of income tax expense of $449 and $1,296, net of income tax expense of $772, respectively.

The change in OCL during 2005, 2004 and 2003, reflected the reclassification of $555, net of income tax benefit of $342, $905, net of income tax benefit of $556 and $1,296, net of income tax benefit of $772, respectively, of losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2005, approximately $430 in deferred losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (4.81% at December 31, 2005).

Off-Balance Sheet Financial Instruments

At December 31, 2005 and 2004, we were contingently liable under standby letters of credit aggregating $4,346 and $4,938, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self- insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for select subsidiaries’ health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. At December 31, 2005, $5,203 of reserves was established related to such insurance programs versus $3,413 at December 31, 2004.

Variable Interest Entities

In conjunction with our casualty insurance programs, limited equity interests are held in two captive insurance entities. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit its risk of loss in any particular year. The entities meet the definition of variable interest entities (“VIEs”), however, based on the criteria set forth in FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $3,100, a majority of which is collateralized under standby letters of credits issued on the insurance entities’ behalf. See Note 11, “Self-Insurance,” for additional discussion of commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2005, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation (“Whirlpool”) to make minimum annual royalty payments of $1,000 through 2011. In April 2005, Whirlpool and Watsco amended the licensing agreement, whereby if certain revenue targets are not met in 2005 or 2006, either party may terminate the licensing agreement.

Operating Leases

At December 31, 2005, we are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations for minimum annual rentals of $36,315 in 2006, $31,721 in 2007, $25,348 in 2008, $19,534 in 2009, $12,937 in 2010 and $22,331 thereafter. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates. Rental expense for the years ended December 31, 2005, 2004 and 2003 was $34,360, $27,835 and $28,806, respectively.

Purchase Commitments

At December 31, 2005, we were obligated under non-cancelable purchase orders for the purchase of inventory from our vendors in the amount of $32,196. Such purchase orders were placed in the ordinary course of business.

12. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. There are two reportable segments: the distribution of HVAC equipment and related parts and supplies - which comprises 99%, 98% and 98% of revenues in 2005, 2004 and 2003, respectively, and a personnel staffing services business. The Distribution segment has similar products, customers, marketing strategies and operations. The operating segments are managed separately because each offers distinct products and services.

The reporting segments follow the same accounting policies used for the consolidated financial statements as described in Note 1. Costs excluded from this profit measure are interest expense, net and income taxes. During 2004, we changed our methodology for accounting for inter-segment services provided by the Staffing segment to the Distribution segment as if the services were provided to third parties, at current market prices. Accordingly, revenues and operating income in the segments below reflect these intersegment service charges. Prior year information has been restated to reflect this change. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes and certain property and equipment.

Years Ended December 31,	2005	2004	2003
Revenues:
Distribution	$1,658,249	$1,294,715	$1,206,526
Staffing	25,292	21,251	27,219
Elimination of intersegment Staffing revenues	(817)	(942)	(837)

Revenues from external customers	$1,682,724	$1,315,024	$1,232,908

Operating income (loss):
Distribution	$134,577	$100,818	$75,297
Staffing	(10)	(1,100)	(709)
Corporate expenses	(18,109)	(17,666)	(13,399)

	$116,458	$82,052	$61,189

Depreciation and amortization:
Distribution	$5,737	$5,029	$5,809
Staffing	119	155	259
Corporate	333	1,584	431

	$6,189	$6,768	$6,499

Assets:
Distribution	$619,998	$499,771	$475,942
Staffing	7,235	8,861	10,081
Corporate	51,498	99,657	49,072

	$678,731	$608,289	$535,095

Capital expenditures:
Distribution	$7,104	$4,118	$2,709
Staffing	56	157	58
Corporate	123	571	302

	$7,283	$4,846	$3,069

13. Related Party Transactions

A member of the Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2005, 2004 and 2003, this firm was paid $172, $89 and $123, respectively, for services performed.

At December 31, 2002, Watsco and a then member of the Board of Directors had a 75% and 25% equity interest, respectively, in Atlantic Jet Charter LLC (“Atlantic Jet”), a company which provides aircraft services to Watsco, a former member of the Board of Directors and his affiliates. During 2003, Atlantic Jet recovered $66 in costs from the Board member pertaining to his and his affiliates’ usage of the aircraft. In February 2003, the 25% equity interest was purchased for total cash consideration of $1,294.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2005
Revenues (1)	$345,952	$443,030	$477,553	$416,189	$1,682,724
Gross profit	87,425	111,525	120,118	103,962	423,030
Net income	$9,148	$22,406	$24,347	$14,118	$70,019

Earnings per share for Common and Class B common stock (2)
Basic	$0.35	$0.86	$0.94	$0.54	$2.69
Diluted	$0.33	$0.81	$0.88	$0.50	$2.52

Year Ended December 31, 2004
Revenues (1)	$278,715	$372,636	$357,366	$306,307	$1,315,024
Gross profit	71,447	96,098	92,531	76,859	336,935
Net income	$6,629	$19,387	$15,898	$6,191	$48,105

Earnings per share for Common and Class B common stock (2)
Basic	$0.26	$0.76	$0.62	$0.24	$1.89
Diluted	$0.25	$0.72	$0.59	$0.23	$1.79

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

(2)	Quarterly earnings per Common and Class B common share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Watsco Common stock is traded on the New York Stock Exchange under the symbol WSO and our Class B common stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2005 and 2004. At February 28, 2006, excluding shareholders with stock in street name, there were 375 Common stock shareholders of record and 163 Class B common stock shareholders of record.

	Common		Class B		Cash Dividends
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2005:
Fourth quarter	$66.90	$49.19	$66.51	$50.00	$.20	$.20
Third quarter	53.11	40.46	52.60	41.75	.14	.14
Second quarter	45.81	39.15	45.55	40.50	.14	.14
First quarter	42.11	34.03	42.25	33.50	.14	.14

Year Ended December 31, 2004:
Fourth quarter	$35.22	$28.00	$34.51	$28.10	$.10	$.10
Third quarter	30.38	26.59	30.20	26.50	.10	.10
Second quarter	30.45	25.59	30.00	25.40	.10	.10
First quarter	29.35	22.43	29.39	23.00	.08	.08