Form 10-K, Exhibit 13
period 2006-12-31
WATSCO INC
filed 2007-03-01
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2006 (1)	2005	2004	2003	2002
OPERATIONS
Revenues	$1,800,759	$1,682,724	$1,315,024	$1,232,908	$1,181,136
Gross profit	462,900	423,030	336,935	305,083	287,276
Operating income	135,603	116,458	82,052	61,189	50,924
Net income	82,364	70,019	48,105	34,895	28,536

SHARE AND PER SHARE DATA
Diluted earnings per share	$2.96	$2.52	$1.79	$1.34	$1.07
Cash dividends declared and paid per share:
Common stock	$0.95	$0.62	$0.38	$0.20	$0.115
Class B common stock	0.95	0.62	0.38	0.20	0.115
Weighted average shares outstanding for diluted earnings per share	27,829	27,769	26,931	26,037	26,674
Common stock outstanding	27,833	27,463	26,855	26,324	26,032

BALANCE SHEET INFORMATION
Total assets	$711,371	$678,731	$608,289	$535,095	$503,719
Long-term obligations	30,118	40,189	50,155	60,153	80,233
Shareholders’ equity	516,386	450,650	402,738	360,869	329,201

(1)	Effective January 1, 2006, the provisions of SFAS No. 123R, “Share-Based Payment”, were adopted using the modified prospective transition method. The impact of adopting SFAS No. 123R was a reduction of our net income of $906 for the year ended December 31, 2006. Also, diluted earnings per share were reduced by $.03 for the year ended December 31, 2006, as a result of adopting SFAS No. 123R.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco”) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. We presently operate from 380 locations in 32 states.

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

The allowance for doubtful accounts was $3.1 million and $3.0 million at December 31, 2006 and 2005, respectively, an increase of $.1 million. The increase from December 31, 2005 is primarily due to an increase in the over 90 day balances. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2006 increased to 2.1% compared to 1.2% at December 31, 2005. This increase was driven by decreased sales volume. Accounts receivable net write-offs as a percent of sales increased for the year ended December 31, 2006 to .19% compared to .07% for the year ended December 31, 2005. This was primarily the result of a large 2006 write-off related to one customer, as well as lower bad debt recoveries in 2006.

Although we believe the allowance for doubtful accounts is sufficient, if the financial condition of customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. Watsco also has access to a credit insurance program which is used as an additional means to mitigate credit risk.

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

Inventory reserves of $3.8 million and $3.1 million at December 31, 2006 and 2005, respectively, have been established. The increase in inventory reserves is primarily due to the impact of higher amounts of excess and slow-moving inventory on hand at December 31, 2006 than at December 31, 2005, which is attributed to higher carrying values of inventory resulting from the transition into higher SEER and the introduction of new product lines. Inventory reserves are affected by a number of factors, including general economic conditions and other factors affecting demand as well as the effectiveness of the inventory management process for controlling inventory shrinkage. In the event the estimates differ from actual results, inventory-related reserves may be adjusted and could materially impact the consolidated results of operations.

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

On January 1, 2007, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2006 was $165.9 million. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for one subsidiary’s health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required that could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. At December 31, 2006, a reserve of $5.7 million was established related to such insurance programs versus $5.2 million at December 31, 2005. The increase in the self-insurance reserves reflects the addition of the 2006 policy year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $.4 million has been recorded at December 31, 2006 and 2005 due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from state net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates discussed above are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Results of Operations

The following table presents information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Cost of sales	74.3	74.9	74.4

Gross profit	25.7	25.1	25.6
Selling, general and administrative expenses	18.2	18.2	19.4

Operating income	7.5	6.9	6.2
Interest expense, net	.2	.2	.3
Income taxes	2.7	2.5	2.2

Net income	4.6%	4.2%	3.7%

The following narratives include the results of operations for businesses acquired during 2006, 2005 and 2004. The acquisitions were accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results beginning on their respective dates of acquisition. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within close geographical proximity to existing locations.

Consolidated Comparison of Year Ended December 31, 2006 with Year Ended December 31, 2005

Revenues in 2006 increased $118.0 million, or 7%, as compared to 2005, including a $13.5 million contribution from locations acquired and opened during 2006 offset by $2.3 million from closed locations. On a same-store basis, revenues increased $106.8 million, or 6.4%, over 2005. The increase in same-store revenues reflects improving sales mix from the introduction of higher efficiency air conditioning systems, which sell at higher prices, and strong demand for commercial and refrigeration products.

Gross profit in 2006 increased $39.9 million, or 9%, over 2005, primarily as a result of increased revenues. Gross profit margin increased 60 basis-points to 25.7% in 2006 from 25.1% in 2005. This increase reflects higher margins on recently introduced higher efficiency air conditioning systems as well as improved margins for non-equipment products.

Selling, general and administrative expenses as a percent of revenues remained consistent at 18.2% in both 2006 and 2005. Selling, general and administrative expenses in 2006 increased $20.7 million, or 7%, over 2005. On a same-store basis, selling, general and administrative expenses were up 6% compared to 2005 primarily due to increases in certain variable expenses related to our increased revenues and gross profit, higher share-based compensation and increase in the provision for doubtful accounts.

Net interest expense in 2006 increased $.5 million, or 14%, compared to 2005, primarily due to higher outstanding borrowings.

The effective tax rate was 37.5% in 2006 and 38.1% in 2005. The decrease in the effective tax rate in 2006 is due to the realization of employment tax credits and various other initiatives.

Net income for 2006 increased $12.3 million, or 18%, compared to 2005. The increase in net income was primarily driven by the higher revenues and expansion of gross profit margin discussed above.

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

Gross profit in 2005 increased $86.1 million, or 26%, over 2004, primarily as a result of increased revenues. Gross profit margin decreased 50 basis-points to 25.1% in 2005 from 25.6% in 2004. The decrease primarily results from the addition of East Coast Metal Distributors, Inc. (“East Coast”), which historically had lower gross profit margins than our consolidated margins, as well as a proportionately higher sales mix of HVAC equipment versus parts and supplies. On a same-store basis, gross profit increased $34.8 million, or 10%, over 2004.

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

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $100.0 million, expiring in December 2009. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .475% and .625% at December 31, 2006 and 2005, respectively). A variable commitment fee is paid on the unused portion of the credit line (.125% and .15% at December 31, 2006 and 2005, respectively). At December 31, 2006 and 2005, $30.0 million was outstanding under the revolving credit agreement.

A $125.0 million unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides fixed-rate financing through December 2007 as a complement to the variable rate borrowings available under the revolving credit agreement. $10.0 million and $20.0 million, respectively, of Senior Series A Notes (“Notes”) were outstanding at December 31, 2006 and 2005, under the facility bearing interest at 7.07%. The Notes will be repaid on April 9, 2007. Accordingly, $10.0 million is classified as “current” in the consolidated balance sheet at December 31, 2006. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe that we are in compliance with all covenants and financial ratios at December 31, 2006.

At December 31, 2006 and 2005, one interest rate swap agreement was in effect with a notional value of $30.0 million to manage the net exposure to interest rate changes related to $30.0 million of borrowings under the revolving credit agreement. The interest rate swap agreement, which expires in October 2007, effectively converts the LIBOR-based variable rate borrowings into fixed rate borrowings. Developments in the capital markets are continuously monitored and swap transactions are entered into solely with established counterparties having investment grade ratings. See Note 10 to the consolidated financial statements and “Quantitative and Qualitative Disclosures about Market Risk,” for further information.

Working capital increased to $361.6 million at December 31, 2006 from $314.7 million at December 31, 2005, primarily due to increased inventory levels and lower accrued expenses. Working capital was also impacted by a higher cash balance at December 31, 2006 compared to December 31, 2005. The increase in working capital was primarily funded by operating cash flows.

Net cash provided by operating activities was $68.5 million in 2006 compared to $35.8 million in 2005. The 2005 operating cash flows were heavily impacted by the buildup of inventory in anticipation of the transition into the higher efficiency units and higher accounts receivable driven by increased sales volume. Operating cash flows for 2006 were also benefited from higher net income, offset by the classification of $8.4 million in excess tax benefits from share-based compensation as a financing cash inflow rather than an operating cash inflow as a result of adopting Statement of Financial Accounting Standards (“SFAS”) No. 123R on January 1, 2006. See Note 1 to the consolidated financial statements for further information on the impact of SFAS No. 123R to our consolidated statements of cash flows.

Net cash used in investing activities decreased to $22.3 million in 2006 from $54.7 million in 2005, primarily due to an acquisition in 2005.

In the fourth quarter of 2006, one of our subsidiaries completed two acquisitions. A&R Supply, Inc., a distributor of refrigeration products founded in 1957 and headquartered in Memphis, Tennessee, was acquired in October 2006, adding eight new locations to the western Tennessee, Mississippi and Arkansas markets. ASHA Distributing, Inc., a distributor of air conditioning and heating products founded in 1982 and headquartered in Omaha, Nebraska, was acquired in December 2006, adding 10 locations to the Nebraska, Missouri and Kansas markets.

In the first quarter of 2006, one of our subsidiaries completed the acquisition of a refrigeration equipment distributor with locations in Birmingham and Montgomery, Alabama. Also in the first quarter of 2006, another subsidiary completed the purchase of the net assets and business of a wholesale distributor of air conditioning and heating products operating from a single location in Kansas City, Missouri.

In January 2005, we acquired East Coast one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee for cash consideration of $49.5 million.

The results of operations of acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions was not deemed material to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

Net cash used in financing activities of $39.6 million in 2006 was primarily used for the payment of cash dividends, stock repurchases and a $10.0 million repayment of long-term notes, partially offset by $8.4 million in excess tax benefits from share-based compensation classified as a financing cash inflow that would have been classified as an operating cash inflow had we not adopted SFAS No. 123R and proceeds received from the exercise of stock options and from purchases under an employee stock purchase plan.

Watsco’s Board of Directors in 1999 authorized the repurchase, at management’s discretion, of 7.5 million shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 243,600 shares at a cost of $15.3 million in 2006, 347,600 shares at a cost of $17.7 million in 2005 and 29,900 shares at a cost of $.8 million in 2004. In aggregate, 6.0 million shares of Common stock and Class B common stock have been repurchased at a cost of $100.2 million since the inception of the program. The remaining 1.5 million shares authorized for repurchase are subject to certain restrictions included in the debt agreements.

Cash dividends of 95 cents, 62 cents and 38 cents per share of Common stock and Class B common stock were paid in 2006, 2005 and 2004, respectively. In April 2006, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 25 cents per share from 20 cents per share of Common and Class B common stock. In February 2007, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 33 cents per share from 25 cents per share. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under debt agreements, future prospects and other factors deemed relevant by Watsco’s Board of Directors.

We believe there is adequate availability of capital from operations and current credit facilities to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2006, we had $34.3 million of cash and cash equivalents, $65.4 million of additional borrowing capacity under the revolving credit agreement and $115.0 million available under the private placement shelf facility (subject to certain borrowing limitations) to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a sufficient base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities if required.

Recent Events

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our significant contractual obligations as of December 31, 2006 (in millions):

	Payments due by Period
Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Non-cancelable operating lease obligations	$39.2	$32.5	$25.0	$17.2	$10.9	$17.7	$142.5
Long-term debt	10.0	—	—	—	—	—	10.0
Minimum royalty payments	1.0	1.0	1.0	1.0	1.0	—	5.0
Other debt	0.1	0.1	—	—	—	—	0.2

Total Contractual Obligations	$50.3	$33.6	$26.0	$18.2	$11.9	$17.7	$157.7

Commercial obligations outstanding at December 31, 2006 under the revolving credit agreement consist of borrowings totaling $30.0 million, standby letters of credit totaling $4.1 million and commercial letters of credit totaling $.5 million. Borrowings under the revolving credit agreement at December 31, 2006 had revolving maturities of 90 days and letters of credit have varying terms expiring through January 2008.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2006. See Note 10 to the consolidated financial statements for further information.

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

Swap agreements are accounted for based on the guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss (“OCL”) and are recognized in the income statement when the hedged items affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

At December 31, 2006 and 2005, one interest rate swap agreement was in effect with a notional value of $30.0 million maturing in 2007, exchanging the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required in 2006, 2005 or 2004 for hedge ineffectiveness. The negative fair value of the derivative financial instrument was $.3 million and $.9 million at December 31, 2006 and 2005, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2006, 2005 and 2004, $.1 million, net of deferred tax benefits of $.08 million, $.5 million net of deferred tax benefits of $.3 million and $1.3 million net of deferred tax benefits of $.8 million was recorded in OCL associated with cash flow hedge. During 2006, 2005 and 2004, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $.3 million, net of income tax expense of $.2 million, $.9 million, net of income tax expense of $.5 million and $.8 million, net of income tax expense of $.4 million, respectively.

The change in OCL during 2006, 2005 and 2004, reflected the reclassification of $.2 million, net of income tax benefit of $.1 million, $.6 million, net of income tax benefit of $.3 million and $.9 million, net of income tax benefit of $.6 million, respectively, of losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net deferred loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. As of December 31, 2006, approximately $.3 million in deferred losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during the next twelve months using a current three month LIBOR-based average receive rate (5.17% at December 31, 2006).

At December 31, 2006 and 2005, Watsco’s exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2006 and 2005, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis point increase or decrease, respectively, in one month LIBOR. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 are effective for us beginning January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 157 on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, it requires expanded disclosure with respect to the uncertainty in income taxes. FIN No. 48 is effective January 1, 2007 and is not expected to have a material impact on our consolidated financial statements.

Information about Forward-Looking Statements

This Annual Report contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) business and acquisition strategies, (ii) potential acquisitions, (iii) financing plans and (iv) industry, demographic and other trends affecting Watsco’s financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

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

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on Watsco or its business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in Watsco’s Annual Report to Shareholders for the fiscal year ended December 31, 2006 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. Watsco assumes no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

Corporate Governance

On June 13, 2006, Watsco submitted to the New York Stock Exchange (“NYSE”) the annual Chief Executive Officer Certification required under Section 303A 12(a) of the NYSE Listed Company Manual. In addition, Watsco filed with the Securities and Exchange Commission the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 31.3 to its Annual Report on Form 10-K for the year ended December 31, 2006.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watsco, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the two years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard 123 (R) “Share-Based Payment” on a prospective basis on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Watsco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on both management’s assessment of Watsco, Inc.’s internal control over financial reporting and on the effectiveness of Watsco, Inc.’s internal control over financial reporting.

/s/ GRANT THORNTON LLP

Miami, Florida

March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of Watsco, Inc. and subsidiaries for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Watsco, Inc. and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Miami, Florida

March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Watsco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Watsco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Watsco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years then ended and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

Miami, Florida

March 1, 2007

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2006	2005	2004
Revenues	$1,800,759	$1,682,724	$1,315,024
Cost of sales	1,337,859	1,259,694	978,089

Gross profit	462,900	423,030	336,935
Selling, general and administrative expenses	327,297	306,572	254,883

Operating income	135,603	116,458	82,052
Interest expense, net	3,820	3,342	4,413

Income before income taxes	131,783	113,116	77,639
Income taxes	49,419	43,097	29,534

Net income	$82,364	$70,019	$48,105

Earnings per share for Common and Class B common stock:
Basic	$3.15	$2.69	$1.89
Diluted	$2.96	$2.52	$1.79

Weighted average Common and Class B common shares and equivalent shares used to calculate earnings per share:
Basic	26,150	26,049	25,507
Diluted	27,829	27,769	26,931

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$34,340	$27,650
Accounts receivable, net	180,968	191,747
Inventories	291,024	266,543
Other current assets	11,476	8,051

Total current assets	517,808	493,991

Property and equipment, net	21,476	17,244
Goodwill	161,107	158,912
Other assets	10,980	8,584

	$711,371	$678,731

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$10,084	$10,079
Accounts payable	103,210	100,829
Accrued expenses and other current liabilities	42,897	68,390

Total current liabilities	156,191	179,298

Long-term obligations:
Borrowings under revolving credit agreement	30,000	30,000
Long-term notes, net of current portion	—	10,000
Other long-term obligations, net of current portion	118	189

Total long-term obligations	30,118	40,189

Deferred income taxes and other liabilities	8,676	8,594

Commitments and contingencies (Notes 10 and 11)
Shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized in 2006 and 2005 and 30,116,262 and 29,860,948 shares issued in 2006 and 2005, respectively	15,059	14,931
Class B common stock, $0.50 par value, 10,000,000 shares authorized in 2006 and 2005 and 3,750,782 and 3,392,497 shares issued in 2006 and 2005, respectively	1,875	1,696
Paid-in capital	253,422	264,903
Deferred compensation on non-vested stock	—	(35,894)
Accumulated other comprehensive loss, net of tax	(126)	(478)
Retained earnings	346,375	290,383
Treasury stock, at cost, 6,034,213 and 5,790,613 shares of Common and Class B common stock in 2006 and 2005, respectively	(100,219)	(84,891)

Total shareholders’ equity	516,386	450,650

	$711,371	$678,731

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock and Class B Common Stock Shares	Amount	Paid-In Capital	Deferred Compensation on Non-Vested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2003	26,323,697	$15,869	$226,363	$(12,294)	$(2,075)	$199,340	$(66,334)	$360,869
Net income						48,105		48,105
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					807			807

Comprehensive income								48,912

Retirement of common stock	(11,181)	(6)	(326)					(332)
Common stock contribution to 401(k) plan	62		1					1
Stock issuances from exercise of stock options and employee stock purchase plan	502,775	252	6,596					6,848
Tax benefit from stock-based compensation			2,746					2,746
Issuances of non-vested shares of common stock	150,000	75	4,214	(4,289)				—
Forfeitures of non-vested shares of common stock	(80,000)	(40)	(967)	1,007				—
Non-vested shares of common stock to be issued				(6,369)				(6,369)
Amortization of unearned compensation				1,002				1,002
Cash dividends declared on Common and Class B common stock, $0.38 per share						(10,103)		(10,103)
Purchase of treasury stock	(29,900)						(836)	(836)

Balance at December 31, 2004	26,855,453	16,150	238,627	(20,943)	(1,268)	237,342	(67,170)	402,738
Net income						70,019		70,019
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					790			790

Comprehensive income								70,809

Retirement of common stock	(115,614)	(58)	(5,754)					(5,812)
Common stock contribution to 401(k) plan	25,579	13	888					901
Stock issuances from exercise of stock options and employee stock purchase plan	589,926	294	7,747					8,041
Tax benefit from stock-based compensation			7,654					7,654
Issuances of non-vested shares of common stock	314,552	157	11,377	(5,165)				6,369
Forfeitures of non-vested shares of common stock	(5,000)	(2)	(63)	65				—
Common stock issued for acquisition	145,536	73	4,427					4,500
Non-vested shares of common stock to be issued				(12,379)				(12,379)
Amortization of unearned compensation				2,528				2,528
Cash dividends declared on Common and Class B common stock, $0.62 per share						(16,978)		(16,978)
Purchase of treasury stock	(347,600)						(17,721)	(17,721)

Balance at December 31, 2005	27,462,832	16,627	264,903	(35,894)	(478)	290,383	(84,891)	450,650
Net income						82,364		82,364
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					352			352

Comprehensive income								82,716

Retirement of common stock	(150,086)	(75)	(10,488)					(10,563)
Common stock contribution to 401(k) plan	19,055	10	1,130					1,140
Stock issuances from exercise of stock options and employee stock purchase plan	460,144	230	8,143					8,373
Excess tax benefit from stock-based compensation			8,371					8,371
Issuances of non-vested shares of common stock	287,359	144	12,235					12,379
Forfeitures of non-vested shares of common stock	(2,873)	(2)	2					—
Share-based compensation			5,020					5,020
Adoption of SFAS No. 123R, “Share-Based Payment”			(35,894)	35,894				—
Cash dividends declared on Common and Class B common stock, $0.95 per share						(26,372)		(26,372)
Purchase of treasury stock	(243,600)						(15,328)	(15,328)

Balance at December 31, 2006	27,832,831	$16,934	$253,422	—	$(126)	$346,375	$(100,219)	$516,386

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2006	2005	2004
Cash flows from operating activities:
Net income	$82,364	$70,019	$48,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,908	6,189	6,768
Share-based compensation	5,020	2,528	1,002
Provision for doubtful accounts	3,461	1,854	1,556
(Gain) loss on sale of property and equipment	(199)	(1,460)	214
Net gain on sale of available-for-sale securities	—	(106)	—
Deferred income tax provision	(535)	197	3,883
Non-cash contribution for 401(k) plan	1,140	1,181	922
Excess tax benefits from share-based compensation	(8,371)	—	—
Tax benefits from share-based compensation	—	7,654	2,746
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	9,716	(26,000)	(7,855)
Inventories	(18,026)	(33,271)	(23,412)
Accounts payable and other liabilities	(10,036)	4,716	19,579
Other, net	(1,901)	2,281	3,231

Net cash provided by operating activities	68,541	35,782	56,739

Cash flows from investing activities:
Capital expenditures	(9,992)	(7,283)	(4,846)
Business acquisitions, net of cash acquired	(9,889)	(49,481)	(3,403)
Purchases of marketable securities	(2,847)	—	—
Proceeds from sale of available-for-sale securities	—	160	—
Proceeds from sale of property and equipment	448	1,876	4,946

Net cash used in investing activities	(22,280)	(54,728)	(3,303)

Cash flows from financing activities:
Common and Class B common stock dividends	(26,372)	(16,978)	(10,103)
Purchase of treasury stock	(15,328)	(17,721)	(836)
Repayment of long-term notes	(10,000)	(10,000)	—
Net proceeds from (repayments of) other long-term obligations	(64)	57	(114)
Repayment under revolving credit agreement	—	—	(30,000)
Proceeds from revolving credit agreement	—	—	30,000
Payment of debt acquisition costs	—	—	(346)
Net proceeds from issuances of common stock	3,822	6,094	6,768
Excess tax benefits from share-based compensation	8,371	—	—

Net cash used in financing activities	(39,571)	(38,548)	(4,631)

Net increase (decrease) in cash and cash equivalents	6,690	(57,494)	48,805
Cash and cash equivalents at beginning of year	27,650	85,144	36,339

Cash and cash equivalents at end of year	$34,340	$27,650	$85,144

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, "Watsco", which may be referred to as we, us or our) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”) in the United States. We operate from 380 locations in 32 states at December 31, 2006.

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

Accounting Change

At December 31, 2006, we had two share-based compensation plans for employees, which are described more fully in Note 6. Prior to January 1, 2006, we accounted for those plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Prior to January 1, 2006, share-based compensation was recognized only for grants of non-vested (restricted) stock and share-based compensation expense was not recognized for stock options. Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” using the modified prospective transition method. Under this transition method, compensation expense recognized during the year ended December 31, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation expense for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for prior periods have not been restated.

The impact of adopting SFAS No. 123R on January 1, 2006 was a reduction of our income before income taxes and net income of $1,451 and $906, respectively, for the year ended December 31, 2006. Also, basic and diluted earnings per share were reduced by $.03 for the year ended December 31, 2006, as a result of adopting SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123R requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) to be classified as financing cash flows. The excess tax benefits of $8,371 classified as a financing cash inflow would have been classified as an operating cash inflow if we had not adopted SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the intrinsic value of our non-vested stock was recorded as deferred compensation as of December 31, 2005. Upon the adoption of SFAS No. 123R on January 1, 2006, the deferred compensation balance of $35,894 was reclassified to paid-in capital.

In accordance with the modified prospective transition method, results for the years ended December 31, 2005 and 2004 have not been restated. Had compensation cost been determined based on the fair value method at the grant dates for awards under the stock-based compensation plans consistent with the method of SFAS No. 123, pro forma net income and earnings per share would be as follows:

Years Ended December 31,	2005	2004
Net income, as reported	$70,019	$48,105
Stock-based compensation expense included in net income, net of tax	1,567	621
Stock-based compensation expense determined under the fair value-based method, net of tax	(3,247)	(2,258)

Net income, pro forma	$68,339	$46,468

Basic earnings per share for Common and Class B common stock:
As reported	$2.69	$1.89
Pro forma	$2.62	$1.82

Diluted earnings per share for Common and Class B common stock:
As reported	$2.52	$1.79
Pro forma	$2.46	$1.73

Cash Equivalents

All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 2006 and 2005 included $9,825 and $45, respectively, of municipal securities with put options of 7 days or less, which were considered to be cash equivalents for purposes of the consolidated financial statements. No individual municipal security equaled or exceeded 2% of total assets and such securities were investment grade and collateralized by a letter of credit issued by the remarketing agent.

Accounts Receivable Allowance

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, Watsco’s management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, Watsco writes off the receivable balance. At December 31, 2006 and 2005, the allowance for doubtful accounts totaled $3,140 and $3,019, respectively. Although we believe the allowance is sufficient, if the financial condition of our customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a weighted-average cost basis. As part of the valuation process, inventory reserves are established to state excess and slow-moving inventories at their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories. At December 31, 2006 and 2005, inventory reserves totaled $3,792 and $3,142, respectively.

Vendor Rebates

We account for vendor rebates in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2006 and 2005, we have $4,905 and $4,866, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $2,863 at December 31, 2006 are included in other assets and are classified as available-for-sale. These securities are recorded at fair value with unrealized holding gains and losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2006, $10 of unrealized gains, net of deferred taxes of $6, was included in accumulated OCL. At December 31, 2005, we held no marketable equity securities. Net realized gains amounted to $106 for the year ended December 31, 2005.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are being depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-10 years. Depreciation and amortization expense related to property and equipment amounted to $5,846, $6,064 and $6,765 for the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill and Intangibles

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” an annual impairment review is performed, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill (as defined under SFAS No. 142) within the reporting unit is less than its carrying value (see Note 8).

Intangible assets primarily consist of the value of trade names, non-compete agreements and customer relationships. Indefinite life intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Intangible assets with finite lives are amortized using the straight-line method over their respective estimated useful lives, which range from seven to ten years. Amortization expense related to intangible assets amounted to $62, $125 and $3 for the years ended December 31, 2006, 2005 and 2004, respectively. Based on the current amount of finite lived intangible assets, we estimate amortization expense to be approximately $60 for each of the next five years (see Note 8).

Recoverability of Long-Lived Assets

The recoverability of long-lived assets is evaluated when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, a determination is made whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2006, there were no such events or circumstances.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $6,210, $5,975 and $4,477 for the years ended December 31, 2006, 2005 and 2004, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $6,914, $6,827 and $5,553 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

We record federal and state income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Watsco and its eligible subsidiaries file a consolidated United States federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Watsco and its subsidiaries are required to file, the potential utilization of operating loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future.

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

Basic earnings per share for our Common and Class B common stock is computed by dividing net income allocated to Common stock and Class B common stock by the weighted-average number of shares of Common stock and Class B common stock outstanding, respectively. Non-vested stock is not included in the computation of basic earnings per share until the securities vest. Diluted earnings per share for our Common stock assumes the conversion of all the Class B common stock into Common stock and adjusts for the dilutive effects of outstanding stock options and non-vested shares of stock using the treasury stock method.

For the basic earnings per share calculation, net income available to Watsco’s shareholders is allocated among our two classes of common stock: Common stock and Class B common stock. The allocation among each class is based upon the two-class method on a one-for-one per share basis. The following table shows how net income is allocated using this method:

Years Ended December 31,	2006	2005	2004
Net income available to shareholders	$82,364	$70,019	$48,105
Allocation of net income for Basic:
Common stock	$73,630	$64,050	$42,862
Class B common stock	8,734	5,969	5,243

	$82,364	$70,019	$48,105

The diluted earnings per share calculation assumes the conversion of all of Watsco’s Class B common stock into Common stock as of the beginning of the period, so no allocation of earnings to Class B common stock is required.

The following summarizes the weighted-average number of Common and Class B common shares outstanding during the year and is used to calculate earnings per share of Common and Class B common stock including the potentially dilutive impact of stock options and non-vested shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

Years Ended December 31,	2006	2005	2004
Weighted-average Common and Class B common shares outstanding for basic earnings per share	26,149,676	26,049,365	25,506,950

Weighted-average Common shares outstanding for basic earnings per share	23,376,839	23,828,624	22,727,096
Diluted shares resulting from:
Stock options	1,009,739	1,145,174	1,005,511
Non-vested stock	669,723	574,298	418,848
Effect of assuming conversion of Class B common shares into Common stock	2,772,837	2,220,741	2,779,854

Shares for diluted earnings per share	27,829,138	27,768,837	26,931,309

Diluted earnings per share excluded 153,500, 81,000 and 41,500 shares for the years ended December 31, 2006, 2005 and 2004, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share. In addition, 284,486, 60,000 and 145,000 shares for the years ended December 31, 2006, 2005 and 2004, respectively, related to non-vested stock were considered anti-dilutive.

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

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized (losses) gains on available-for-sale securities and the effective portion of a cash flow hedge as further discussed in Note 10. The components of comprehensive income are as follows:

Years Ended December 31,	2006	2005	2004
Net income	$82,364	$70,019	$48,105
Changes in unrealized losses on derivative instrument, net of income tax expense of $205, $534 and $449, respectively	342	866	832
Changes in unrealized (losses) gains on available-for-sale securities arising during the period, net of income tax (expense) benefit of $(6), $5 and $14, respectively	10	(10)	(25)
Less: reclassification adjustment for net securities gains realized in net income, net of income tax expense of $0, $40 and $0, respectively	—	(66)	—

Comprehensive income	$82,716	$70,809	$48,912

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 are effective for us beginning January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 157 on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, it requires expanded disclosure with respect to the uncertainty in income taxes. FIN No. 48 is effective January 1, 2007 and is not expected to have a material impact on our consolidated financial statements.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2006 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

2. Supplier Concentration

We have seven key suppliers of HVAC equipment products. Purchases from these seven suppliers comprised 47%, 48% and 45% of all purchases made in 2006, 2005 and 2004, respectively; with the largest supplier accounting for 17% of all purchases made in each of the years ended December 31, 2006, 2005 and 2004. Any significant interruption by the suppliers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2006	2005
Land	$665	$654
Buildings and improvements	19,795	16,233
Machinery, vehicles and equipment	27,542	23,842
Furniture and fixtures	18,393	18,437

	66,395	59,166
Less: accumulated depreciation and amortization	(44,919)	(41,922)

	$21,476	$17,244

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $100,000, which expires in December 2009. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions and issuance of letters of credit. Borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon Watsco’s financial performance (LIBOR plus .475% and .625% at December 31, 2006 and 2005, respectively). A variable commitment fee is paid on the unused portion of the credit line (.125% and .15% at December 31, 2006 and 2005, respectively). At December 31, 2006 and 2005, $30,000 was outstanding under the revolving credit agreement.

A $125,000 unsecured private placement shelf facility is also maintained as a source of borrowings. The uncommitted shelf facility provides fixed-rate financing through December 2007 as a complement to the variable rate borrowings available under the revolving credit agreement. $10,000 and $20,000, respectively, of Senior Series A Notes (“Notes”) were outstanding at December 31, 2006 and 2005 under the facility bearing interest at 7.07%. The Notes will be repaid on April 9, 2007. Accordingly, $10,000 is classified as “current” in the consolidated balance sheet at December 31, 2006. Interest is paid on a quarterly basis. The Notes may be redeemed prior to maturity subject to a redemption premium and other restrictions.

Both the revolving credit agreement and the private placement shelf facility contain customary affirmative and negative covenants including certain financial covenants with respect to consolidated leverage, interest and debt coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe that we are in compliance with all covenants and financial ratios at December 31, 2006.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $118 and $189 at December 31, 2006 and 2005, respectively, relate to capital leases on equipment. Interest rates on other debt range from 1.0% to 8.6% and mature at varying dates through 2010. Annual maturities of other long-term obligations for the years subsequent to December 31, 2006 are $84 in 2007, $72 in 2008, $41 in 2009 and $5 in 2010.

Total cash payments for interest were $4,345, $4,854 and $4,870 for the years ended December 31, 2006, 2005 and 2004, respectively.

5. Income Taxes

The components of income tax expense are as follows:

Years Ended December 31,	2006	2005	2004
Federal	$45,472	$39,439	$27,146
State	3,947	3,658	2,388

	$49,419	$43,097	$29,534

Current	$49,954	$42,900	$25,651
Deferred	(535)	197	3,883

	$49,419	$43,097	$29,534

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2006	2005	2004
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.5	3.1	2.9
Change in valuation allowance	—	—	.1

	37.5%	38.1%	38.0%

The following is a summary of the significant components of Watsco’s current and long-term deferred tax assets and liabilities:

December 31,	2006	2005
Current deferred tax assets:
Accounts receivable reserves	$1,163	$1,060
Capitalized inventory costs and inventory reserves	2,572	1,564
Other current deferred tax assets	707	825

Total current deferred tax assets (1)	4,442	3,449

Long-term deferred tax assets (liabilities):
Deductible goodwill	(16,853)	(14,006)
Net operating loss carryforwards	1,139	1,505
Unrealized loss on derivative instrument	82	294
Depreciation	1,302	472
Amortization of un-earned compensation	3,740	2,462
Self-insurance reserves	1,935	1,735
Other long-term net deferred tax assets	766	313

Total net long-term deferred tax liabilities	(7,889)	(7,225)

Less valuation allowance	(408)	(396)

Net deferred tax liabilities	$(3,855)	$(4,172)

(1)	Current deferred tax assets of $4,442 and $3,449 have been included in the consolidated balance sheets in other current assets at December 31, 2006 and 2005, respectively.

SFAS No. 109, “Accounting for Income Taxes,” requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that $408 of valuation allowance at December 31, 2006 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. There was a $12 increase in the valuation allowance for the current year. At December 31, 2006, there were state net operating loss carryforwards of $18,714, which expire in varying amounts from 2007 through 2026. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2006.

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

Total cash payments, net of refunds, for income taxes were $47,961, $31,298 and $22,487 for the years ended December 31, 2006, 2005 and 2004, respectively.

6. Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

At December 31, 2006, we had two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested stock. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common and Class B common stock may be granted. A total of 1,383,363 shares of Common stock, net of cancellations and 1,044,811 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2006. There were 571,826 shares of common stock reserved for future grants as of December 31, 2006 under the 2001 Plan. There are 996,958 options of common stock outstanding under the 2001 Plan at December 31, 2006.

Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years. Awards of non-vested stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date. We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. Options as to 1,216,988 of common stock are outstanding under the 1991 Plan at December 31, 2006. Options under the 1991 Plan vest over two to five years of service and have contractual terms of ten years.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2006, and changes during 2006, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2006	2,589,363	$17.30
Granted	99,500	61.29
Exercised	(427,750)	15.82
Expired	(16,200)	16.15
Forfeited	(30,967)	31.27

Options outstanding at December 31, 2006	2,213,946	$19.35	3.25	$63,317

Options exercisable at December 31, 2006	1,693,313	$13.71	3.00	$56,702

The weighted-average grant date fair value of stock options granted during 2006, 2005 and 2004 was $14.99, $11.70 and $9.33, respectively. The total intrinsic value of stock options exercised during 2006, 2005 and 2004 was $22,390, $19,088 and $7,200, respectively. The fair value of stock options vested during 2006, 2005 and 2004 was $497, $1,986 and $1,915, respectively.

A summary of non-vested stock issued as of December 31, 2006, and changes during 2006, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested stock outstanding at January 1, 2006	1,593,561	$26.62
Granted	81,044	67.94
Vested	—	—
Forfeited	(2,873)	70.83
Non-vested stock outstanding at December 31, 2006	1,671,732	$28.55

The weighted-average grant date fair value of non-vested stock granted during 2006, 2005 and 2004 was $67.94, $52.17 and $31.86, respectively. The fair value of stock vested during 2005 and 2004 was $348 and $132, respectively. No non-vested stock vested during 2006.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the following table. The fair value of the stock option awards, which are subject to graded vesting, is expensed on a straight-line basis over the vesting life of the stock options. Expected volatility is based on historical volatility of Watsco’s stock. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. We use historical data to estimate stock option forfeitures within the valuation model. All of the awards granted during 2006 meet the definition of “plain vanilla” options, as defined in SEC Staff Accounting Bulletin No. 107. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options.

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2006	2005	2004
Expected life in years	4.25	4.00	4.77
Risk-free interest rate	4.91%	4.13%	3.40%
Expected volatility	24.08%	34.03%	36.93%
Dividend yield	1.35%	1.38%	1.33%

Share-Based Compensation Expense

The following table provides information on share-based compensation expense and tax benefits recognized:

Years Ended December 31,	2006	2005	2004
Share-based compensation expense	$5,020	$2,528	$1,002
Income tax benefit	(1,883)	(961)	(381)

Share-based compensation expense, net of tax	$3,137	$1,567	$621

Cash received from Watsco Common and Class B common stock issued as a result of stock options exercised during 2006, 2005 and 2004, was $2,214, $3,528 and $5,553, respectively. During 2006 and 2005, 150,086 shares of Common stock with an aggregate market value of $10,563 and 115,614 shares of Common stock with an aggregate market value of $5,812, respectively, were delivered as payment in lieu of cash for stock option exercises. These shares were then retired. The actual tax benefit realized for the tax deductions from share-based compensation plans totaled $8,396, $7,654 and $2,746, for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, there was $2,054 of unrecognized share-based compensation expense related to non-vested stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.6 years. At December 31, 2006, there was $37,627 of unrecognized share-based compensation expense related to non-vested stock granted, which is expected to be recognized over a weighted-average period of 11.4 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $28,000 of the unrecognized share-based compensation for shares of non-vested stock is related to awards granted to Watsco’s Chief Executive Officer that vest in approximately 11 years upon his attainment of age 78.

Share-Based Compensation Modifications

On December 28, 2005, the Compensation Committee of the Board of Directors approved the vesting acceleration of 76,616 stock options for 25 employees. The decision to accelerate vesting of these options was made primarily to reward certain key employees for their performance in 2005 and to mitigate compensation expense that would have been required upon the adoption of SFAS No. 123R.

Employee Stock Purchase Plan

Effective July 1, 1996, we adopted the Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) under which full-time employees with at least 90 days of service may purchase up to an aggregate of 900,000 shares of Common stock. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock at 85% of the fair market value at specified times subject to certain restrictions. In December 2005, the Watsco ESPP was amended to change the discount that employees can purchase shares of our Common stock to 5% of the fair market value and to remove certain restrictions, effective January 1, 2006. During 2006, 2005 and 2004 employees purchased 28,232, 76,632 and 54,076 shares of Common stock at an average price of $48.88, $31.51 and $20.75 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 4,162, 3,335 and 3,361 for the years ended December 31, 2006, 2005 and 2004, respectively. We received net proceeds of $1,608, $2,566 and $1,215, respectively, during 2006, 2005 and 2004, for shares of Watsco Common stock issued under the Watsco ESPP. At December 31, 2006, 34,325 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2006, 2005 and 2004, the aggregate contribution required to the plan was $1,140, $1,181 and $922, respectively. This contribution is made during the first quarter of the subsequent year.

7. Acquisitions

In December 2006, one of our subsidiaries completed the acquisition of a distributor of air conditioning and heating products with 10 locations in Nebraska, Missouri and Kansas. The purchase price of the acquisition included a cash payment of approximately $5,123.

In October 2006, one of our subsidiaries completed the acquisition of a wholesale distributor of refrigeration equipment with 8 locations in Tennessee, Mississippi and Arkansas. The purchase price of the acquisition included a cash payment of approximately $3,675.

In March 2006, one of our subsidiaries completed the acquisition of a refrigeration equipment distributor with locations in Birmingham and Montgomery, Alabama for cash consideration of $798, net of cash acquired.

In February 2006, one of our subsidiaries completed the purchase of the net assets and business of a wholesale distributor of air conditioning and heating products operating from a single location in Kansas City, Missouri for cash consideration or $293, net of cash acquired.

In January 2005, Watsco acquired East Coast Metal Distributors, Inc., one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, for cash consideration of $49,481, net of cash acquired, and the issuance of 145,536 shares of unregistered Common stock having a fair value of $4,500. In connection with this acquisition, Watsco recorded $27,083 of goodwill, all of which is expected to be deductible for tax purposes.

In April 2004, one of Watsco’s subsidiaries completed the purchase of the net assets and business of two affiliated refrigeration equipment distributors with locations in Dallas and Austin, Texas. These acquisitions were funded by cash on hand totaling $3,403.

The results of operations of these locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effects of these acquisitions were not deemed material to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

8. Goodwill and Intangibles

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of impairment involves the estimation of the fair value of reporting units and indefinite life intangibles and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of the reporting units are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2007, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2006 was $165,916. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2004	$131,829
Acquired goodwill	27,083

Balance at December 31, 2005	158,912
Acquired goodwill	2,195

Balance at December 31, 2006	$161,107

Intangible assets, net, included in other assets in the consolidated balance sheets consist of:

December 31,	2006	2005
Unamortizable intangible assets:
Trade name	$4,413	$4,413
Amortizable intangible assets:
Customer relationships	210	210
Non-compete agreements	321	224
Less: accumulated amortization	(135)	(73)

Amortizable intangible assets, net	396	361

	$4,809	$4,774

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

Watsco’s Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. 243,600 shares were repurchased at a cost of $15,328 in 2006, 347,600 shares at a cost of $17,721 in 2005 and 29,900 shares at a cost of $836 in 2004. In aggregate since the inception of the repurchase plan in 1999, 6,034,213 shares of Common stock and Class B common stock were repurchased at a cost of $100,219. The remaining 1,465,787 shares authorized for repurchase are subject to certain restrictions included in the debt agreements.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

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

At December 31, 2006 and 2005, one interest rate swap agreement was in effect with a notional value of $30,000 maturing in 2007. The swap agreement exchanges the variable rate of 90-day LIBOR to fixed interest rate payments of 6.25%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required for hedge ineffectiveness in 2006, 2005 or 2004. The negative fair value of the derivative financial instrument was $279 and $927 at December 31, 2006 and 2005, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2006, 2005 and 2004, $136, net of deferred tax benefits of $82, $478 net of deferred tax benefits of $294 and $1,344 net of deferred tax benefits of $829 was recorded in OCL associated with the cash flow hedge. During 2006, 2005 and 2004, we recognized decreases in unrealized losses in OCL relating to cash flow hedges of $342, net of income tax expense of $205, $866, net of income tax expense of $534 and $832, net of income tax expense of $449, respectively.

The net change in OCL during 2006, 2005 and 2004, reflected the reclassification of $221, net of income tax benefit of $132, $555, net of income tax benefit of $342 and $905, net of income tax benefit of $556, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net unrealized loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. We estimate that approximately $300 in unrealized losses on the derivative instrument accumulated in OCL is expected to be reclassified to earnings during 2007 using a current three month LIBOR-based average receive rate (5.17% at December 31, 2006).

Off-Balance Sheet Financial Instruments

At December 31, 2006 and 2005, we were contingently liable under standby letters of credit aggregating $4,078 and $4,346, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for one subsidiary’s health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverages. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves of $5,664 at December 31, 2006 and $5,203 at December 31, 2005 were established related to such insurance programs.

Variable Interest Entities

As of December 31, 2006, in conjunction with our casualty insurance programs, limited equity interests is held in one captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit its risk of loss in any particular year. The entities meet the definition of variable interest entities (“VIEs”), however, based on the criteria set forth in FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $6,440. See Note 11, “Self-Insurance,” for additional discussion of commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2006, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation to make minimum annual royalty payments of $1,000 through 2011.

Operating Leases

At December 31, 2006, we are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations for minimum annual rentals of $39,230 in 2007, $32,514 in 2008, $25,020 in 2009, $17,216 in 2010, $10,880 in 2011 and $17,671 thereafter. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates. Rental expense for the years ended December 31, 2006, 2005 and 2004 was $36,804, $34,360 and $27,835, respectively.

12. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. Watsco has one reportable segment: the distribution of HVAC equipment and related parts and supplies—which comprises 98%, 99% and 98% of revenues in 2006, 2005 and 2004, respectively. Our other segment represents our temporary staffing and permanent placement services business.

The segment information presented below follows the same accounting policies used for the consolidated financial statements as described in Note 1. Costs excluded from this profit measure are interest expense, net and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, deferred taxes and certain property and equipment.

Years Ended December 31,	2006	2005	2004
Revenues:
Distribution	$1,771,214	$1,658,249	$1,294,715
Other	29,912	25,292	21,251
Elimination of intersegment revenues	(367)	(817)	(942)

Revenues from external customers	$1,800,759	$1,682,724	$1,315,024

Operating income (loss):
Distribution	$154,371	$134,577	$100,818
Other	209	(10)	(1,100)
Corporate expenses	(18,977)	(18,109)	(17,666)

	$135,603	$116,458	$82,052

Depreciation and amortization:
Distribution	$5,555	$5,737	$5,029
Other	122	119	155
Corporate	231	333	1,584

	$5,908	$6,189	$6,768

Assets:
Distribution	$654,498	$619,998	$499,771
Other	7,581	7,235	8,861
Corporate	49,292	51,498	99,657

	$711,371	$678,731	$608,289

Capital expenditures:
Distribution	$7,379	$7,104	$4,118
Other	108	56	157
Corporate	2,505	123	571

	$9,992	$7,283	$4,846

13. Related Party Transactions

A member of the Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2006, 2005 and 2004, this firm was paid $295, $172 and $89, respectively, for services performed.

14. Subsequent Event

In February 2007, Watsco’s Board of Directors approved an increase in the quarterly cash dividend to 33 cents per share from 25 cents per share.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2006
Revenues (1)	$394,307	$512,029	$506,858	$387,565	$1,800,759
Gross profit	100,080	132,488	133,213	97,119	462,900
Net income (2)	$13,047	$28,748	$29,051	$11,519	$82,364

Earnings per share for Common and Class B common stock (2)
Basic	$0.50	$1.10	$1.11	$0.44	$3.15
Diluted	$0.47	$1.03	$1.05	$0.42	$2.96

Year Ended December 31, 2005
Revenues (1)	$345,952	$443,030	$477,553	$416,189	$1,682,724
Gross profit	87,425	111,525	120,118	103,962	423,030
Net income (2)	$9,148	$22,406	$24,347	$14,118	$70,019

Earnings per share for Common and Class B common stock (2)
Basic	$0.35	$0.86	$0.94	$0.54	$2.69
Diluted	$0.33	$0.81	$0.88	$0.50	$2.52

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

(2)	Quarterly earnings per Common and Class B common share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Watsco Common stock is traded on the New York Stock Exchange under the symbol WSO and our Class B common stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2006 and 2005. At February 15, 2007, excluding shareholders with stock in street name, there were 346 Common stock shareholders of record and 151 Class B common stock shareholders of record.

	Common		Class B		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2006:
Fourth quarter	$53.75	$45.08	$53.53	$45.39	$.25	$.25
Third quarter	60.80	42.20	60.50	42.50	.25	.25
Second quarter	70.60	52.35	72.00	53.47	.25	.25
First quarter	72.25	63.24	73.05	63.50	.20	.20

Year Ended December 31, 2005:
Fourth quarter	$66.90	$49.19	$66.51	$50.00	$.20	$.20
Third quarter	53.11	40.46	52.60	41.75	.14	.14
Second quarter	45.81	39.15	45.55	40.50	.14	.14
First quarter	42.11	34.03	42.25	33.50	.14	.14