Form 10-K, Exhibit 13
period 2007-12-31
WATSCO INC
filed 2008-02-29
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA *

Years Ended December 31, (In thousands, except per share data)	2007	2006 (1)	2005	2004	2003
OPERATIONS
Revenues	$1,758,022	$1,771,214	$1,658,249	$1,294,715	$1,206,526
Gross profit	446,985	457,270	418,479	333,619	299,169
Operating income	111,154	135,394	117,283	84,094	62,457
Net income from continuing operations	67,489	82,233	70,528	49,370	35,689
(Loss) income from discontinued operations, net of income taxes	(1,912)	131	(509)	(1,265)	(794)

Net income	65,577	82,364	70,019	48,105	34,895

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock(2):
Net income from continuing operations	$2.43	$2.95	$2.54	$1.83	$1.37
Net (loss) income from discontinued operations	(0.07)	—	(0.02)	(0.05)	(0.03)

Net income	$2.36	$2.96	$2.52	$1.79	$1.34

Cash dividends declared and paid per share:
Common stock	$1.31	$0.95	$0.62	$0.38	$0.20
Class B common stock	1.31	0.95	0.62	0.38	0.20
Weighted average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	27,824	27,829	27,769	26,931	26,037
Common stock outstanding	27,969	27,833	27,463	26,855	26,324

BALANCE SHEET INFORMATION
Total assets	$748,169	$710,368	$677,884	$607,209	$534,093
Long-term obligations	55,042	30,118	40,189	50,155	60,153
Shareholders’ equity	549,957	516,386	450,650	402,738	360,869

*	On July 19, 2007, we divested of our non-core staffing unit. All amounts related to this operation are restated as discontinued operations for all periods presented consistent with the 2007 presentation.
(1)	Effective January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” was adopted using the modified prospective transition method.
(2)	Earnings per Common and Class B common shares are calculated on an individual basis and, because of rounding, the summation of earnings from continuing operations and earnings from discontinued operations may not equal the amount calculated for earnings as a whole.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the United States. We operate from 434 locations in 34 states at December 31, 2007.

Revenues primarily consist of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses that tend to be variable in nature and correlate to sales growth. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts and facility rent, which are payable mostly under non-cancelable operating leases.

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

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. At least quarterly, management reevaluates its judgments and estimates, which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

Our significant accounting policies are discussed in Note 1 to the consolidated financial statements. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Our business is seasonal and our customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions.

The allowance for doubtful accounts was $5.1 million and $3.1 million at December 31, 2007 and 2006, respectively, an increase of $2.0 million. The increase from December 31, 2006 is primarily due to the acquisition of ACR in August 2007. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2007 increased to 3.7% compared to 2.1% at December 31, 2006. This increase is attributable to the acquisition of ACR and the overall softening in the market. Accounts receivable net write-offs as a percent of sales decreased for the year ended December 31, 2007 to .06% compared to .18% for the year ended December 31, 2006. This was primarily the result of a write-off related to one customer in 2006 and lower bad debt expense in 2007.

Although we believe the allowance for doubtful accounts is sufficient, if the financial condition of customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. We also have access to a credit insurance program which is used as an additional means to mitigate credit risk.

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

Inventory reserves of $6.3 million and $3.8 million at December 31, 2007 and 2006, respectively, have been established. The increase in inventory reserves is primarily due to the addition of ACR in August 2007 and the impact of higher amounts of excess inventory on hand at December 31, 2007 than at December 31, 2006, which is attributed to the decline in revenues as a result of market softening. Inventory reserves are affected by a number of factors, including general economic conditions and other factors affecting demand as well as the effectiveness of the inventory management process for controlling inventory shrinkage. In the event the estimates differ from actual results, inventory-related reserves may be adjusted and could materially impact the consolidated results of operations.

Valuation of Goodwill and Indefinite Life Intangible Assets

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. Indefinite life intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. The estimates of fair value of the reporting unit and indefinite life intangibles are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2008, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2007 was $228.2 million. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for two subsidiary health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required that could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $4.6 million and $5.6 million at December 31, 2007 and 2006, respectively, were established related to such insurance programs. The decrease in the self-insurance reserves reflects the settlement (close-out) of the 2000, 2001 and 2002 policy years with our carrier as well as an improvement in the frequency and severity of claims experience during 2007.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations. At December 31, 2007 and 2006, there was no valuation allowance recorded.

Discontinued Operations

During June 2007, our Board of Directors approved and we executed an agreement to sell the stock of our non-core staffing unit, Dunhill Staffing Systems, Inc. (“Dunhill”). The transaction closed on July 19, 2007. The amounts related to this operation are presented as discontinued operations in our consolidated statements of income and our consolidated statements of cash flows for all periods presented. Additionally, the net assets are reported as discontinued operations in our consolidated balance sheet as of December 31, 2006. See Note 12 to the consolidated financial statements for further information.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Cost of sales	74.6	74.2	74.8

Gross profit	25.4	25.8	25.2
Selling, general and administrative expenses	19.1	18.2	18.1

Operating income	6.3	7.6	7.1
Interest expense, net	.2	.2	.2

Income from continuing operations before income taxes	6.1	7.4	6.9
Income taxes	2.3	2.8	2.6

Net income from continuing operations	3.8	4.6	4.3
(Loss) income from discontinued operations, net of income taxes	(0.1)	0.1	(0.1)

Net income	3.7%	4.7%	4.2%

The following narratives include the results of operations for businesses acquired during 2007, 2006 and 2005. The acquisitions were accounted for using the purchase method of accounting and, accordingly, their results of operations have been included in the consolidated results beginning on their respective dates of acquisition. The proforma effect of these acquisitions, excluding ACR, was not deemed significant on either an individual or an aggregate basis in the related acquisition year. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within close geographical proximity to existing locations. Additionally, the following narratives include the results of operations of our continuing operations only and exclude the results of our discontinued operation, Dunhill.

Consolidated Comparison of Year Ended December 31, 2007 with Year Ended December 31, 2006

Revenues in 2007 decreased $13.2 million, or 1%, as compared to 2006, including a $121.2 million contribution from new locations acquired and opened during 2007 offset by $.5 million from closed locations. On a same-store basis, revenues declined $133.9 million, or 7.6%, over 2006 and reflected a decline of 5% in sales of HVAC equipment and an 11% decrease in the sale of other HVAC products, primarily related to a decline in sales to the new construction market, partially offset by a 10% increase in sales of refrigeration products.

Gross profit in 2007 decreased $10.3 million, or 2%, as compared to 2006, primarily as a result of decreased revenues. Gross profit margin declined 40 basis-points to 25.4% in 2007 from 25.8% in 2006, resulting from a shift in sales mix to a higher proportion of lower-margin HVAC equipment, lower margins on copper-based products that are sensitive to changes in commodity prices and generally more competitive pricing conditions.

Selling, general and administrative expenses in 2007 increased $14.0 million, or 4%, over 2006. Selling, general and administrative expenses as a percent of revenues increased to 19.1% in 2007 from 18.2% in 2006 primarily as a result of lower same-store revenues and our inability to effectively reduce our fixed operating costs to compensate for the decline in revenues. On a same-store basis, selling, general and administrative expenses decreased 4% compared to 2006 primarily due to decreases in selling expenses related to our decreased revenues and lower incentive-based compensation.

Net interest expense in 2007 decreased $.6 million, or 17%, compared to 2006, primarily due to a 9% decrease in average outstanding borrowings and a lower effective interest rate.

The effective tax rate was 37.5% in 2007 and 2006.

Net income from continuing operations for 2007 decreased $14.7 million, or 18%, compared to 2006. The decrease in net income from continuing operations was primarily driven by the lower revenues and lower gross profit margin as discussed above.

Consolidated Comparison of Year Ended December 31, 2006 with Year Ended December 31, 2005

Revenues in 2006 increased $113.0 million, or 7%, as compared to 2005, including a $13.6 million contribution from locations acquired and opened during 2006 offset by $2.3 million from closed locations. On a same-store basis, revenues increased $101.7 million, or 6.1%, over 2005. The increase in same-store revenues reflects improving sales mix from the introduction of higher efficiency air conditioning systems, which sell at higher prices, and strong demand for commercial and refrigeration products.

Gross profit in 2006 increased $38.8 million, or 9%, over 2005, primarily as a result of increased revenues. Gross profit margin increased 60 basis-points to 25.8% in 2006 from 25.2% in 2005. This increase reflects higher margins on recently introduced higher efficiency air conditioning systems as well as improved margins for non-equipment products.

Selling, general and administrative expenses as a percent of revenues increased to 18.2% in 2006 from 18.1% in 2005. Selling, general and administrative expenses in 2006 increased $20.7 million, or 7%, over 2005. On a same-store basis, selling, general and administrative expenses were up 6% compared to 2005 primarily due to increases in selling expenses related to our increased revenues and gross profit, higher share-based compensation and an increase in the provision for doubtful accounts.

Net interest expense in 2006 increased $.5 million, or 14%, compared to 2005, primarily due to higher average outstanding borrowings.

The effective tax rate was 37.5% in 2006 and 38.1% in 2005. The decrease in the effective tax rate in 2006 is due to the realization of employment tax credits and various other initiatives.

Net income from continuing operations for 2006 increased $11.7 million, or 17%, compared to 2005. The increase in net income from continuing operations was primarily driven by the higher revenues and expansion of gross profit margin as discussed above.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peak in the months of May through August. Significant factors which could affect our liquidity include the following:

•	cash flows generated from operating activities;

•	the adequacy of available bank lines of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	the timing and extent of common stock repurchases;

•	dividend payments;

•	and capital expenditures.

Overview

Cash flows provided by operating activities supply us with a significant source of liquidity. Our cash flows from operating activities of continuing operations were $106.8 million in 2007 compared to $68.3 million in 2006. The increase in operating cash flows resulted primarily from lower accounts receivable driven by lower sales volume and an improvement in our inventory position.

Net cash used in investing activities of continuing operations increased to $108.0 million in 2007 from $22.2 million in 2006, primarily due to our acquisition of ACR for cash consideration of $108.3 million, partially offset by a decrease in capital expenditures of $3.8 million, proceeds from the sale of Dunhill of $3.3 million and net proceeds from the sale of marketable securities realized in 2007 of $3.3 million.

Net cash used in financing activities decreased to $24.9 million in 2007 from $39.6 million in 2006. The decrease is primarily attributable to $24.0 million of additional net borrowings under our revolving credit agreement and a reduction of $5.9 million of stock repurchases, partially offset by a $10.4 million increase in dividends paid and a reduction of $4.9 million in excess tax benefits resulting from share-based compensation in 2007.

Working capital decreased to $357.9 million at December 31, 2007 from $365.9 million at December 31, 2006.

Revolving Credit Agreement

On August 3, 2007, we entered into an unsecured five-year $300.0 million revolving credit agreement with eight lenders, which replaced in its entirety our previous five-year $100.0 million revolving credit facility. Proceeds from the new facility were used to pay $20.0 million owed under the prior facility and for the acquisition of ACR and will be used further for general corporate purposes, including seasonal working capital needs, dividends, stock repurchases and acquisitions. At December 31, 2007, $54.0 million was outstanding under this revolving credit agreement.

The $300.0 million unsecured revolving credit agreement contains customary affirmative and negative covenants including two financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We were in compliance with all covenants and financial ratios at December 31, 2007.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2007, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2008	2009	2010	2011	2012	Thereafter	Total
Non-cancelable operating lease obligations	$50.2	$42.9	$32.4	$21.4	$13.9	$23.8	$184.6
Minimum royalty payments	1.0	1.0	1.0	1.0	—	—	4.0
Other debt	0.3	0.3	0.1	0.1	—	0.5	1.3

Total Contractual Obligations	$51.5	$44.2	$33.5	$22.5	$13.9	$24.3	$189.9

Commercial obligations outstanding at December 31, 2007 under the revolving credit agreement consist of borrowings totaling $54.0 million and standby letters of credit totaling $5.0 million. Borrowings under the revolving credit agreement at December 31, 2007 had revolving maturities of 30-60 days and letters of credit had varying terms expiring through February 2009.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2007. See Note 10 to the consolidated financial statements for further information.

Company Share Repurchase Program

In 1999, our Board of Directors authorized the repurchase, at management’s discretion, of 7.5 million shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 231,100 shares at a cost of $9.4 million in 2007, 243,600 shares at a cost of $15.3 million in 2006 and 347,600 shares at a cost of $17.7 million in 2005. In aggregate, 6.3 million shares of Common stock and Class B common stock have been repurchased at a cost of $109.6 million since the inception of the program. The remaining 1.2 million shares authorized for repurchase are subject to certain restrictions included in our debt agreement.

Common Stock Dividends

Cash dividends of $1.31 per share, $0.95 per share and $0.62 per share of Common stock and Class B common stock were paid in 2007, 2006 and 2005, respectively. In February 2008, the Board of Directors approved an increase to the quarterly cash dividend rate to $0.45 per share from $0.40 per share of Common and Class B common stock beginning with the next regular scheduled dividend declaration in April 2008. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under our debt agreement, future prospects and other factors deemed relevant by our Board of Directors.

Capital Resources

We believe we have adequate availability of capital from operations and our current credit facility to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2007, we had $9.4 million of cash and cash equivalents and $241.0 million of additional borrowing capacity under the revolving credit agreement to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a sufficient base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities if required.

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

At December 31, 2007, two interest rate swap agreements were in effect with notional amounts of $10.0 million each, to manage the net exposure to interest rate changes related to $20.0 million of borrowings under the revolving credit agreement. The swap agreements were acquired in 2007 in connection with the acquisition of ACR. One swap agreement matures in October 2009 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. The other swap agreement matures in October 2011 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. The interest rate swaps were effective as cash flow hedges and no charge to earnings was required in 2007.

We were party to an interest rate swap agreement with a notional amount of $30.0 million, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007, 2006 and 2005, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $.6 million and $.3 million at December 31, 2007 and 2006, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2007 and 2006, our exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2007 and 2006, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis point increase or decrease, respectively, in one month LIBOR. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Recent Accounting Pronouncements

Refer to Note 1, “Summary of Significant Accounting Policies—Recently Adopted Accounting Standards,” in the notes to consolidated financial statements for a discussion surrounding the adoption of these accounting standards. See Note 1, “Summary of Significant Accounting Policies – Recently Issued Accounting Standards,” in the notes to consolidated financial statements for a discussion of recent accounting pronouncements.

Information about Forward-Looking Statements

This Annual Report contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) business and acquisition strategies, (ii) potential acquisitions, (iii) financing plans and (iv) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

Actual results could differ materially from these forward-looking statements as a result of several factors, including:

•	general economic conditions affecting general business spending,

•	consumer spending,

•	consumer debt levels,

•	seasonal nature of product sales,

•	weather conditions,

•	effects of supplier concentration,

•	competitive factors within the HVAC/R industry,

•	insurance coverage risks,

•	prevailing interest rates, and

•	the continued viability of our business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on Watsco or its business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in our Annual Report to Shareholders for the fiscal year ended December 31, 2007 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. Watsco assumes no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

Corporate Governance

On June 19, 2007, Watsco submitted to the New York Stock Exchange (“NYSE”) the annual Chief Executive Officer Certification required under Section 303A 12(a) of the NYSE Listed Company Manual. In addition, Watsco filed with the Securities and Exchange Commission the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 31.3 to its Annual Report on Form 10-K for the year ended December 31, 2007.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

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

In August 2007, we acquired all of the assets and assumed all of the liabilities of ACR Group, Inc. (“ACR”). As permitted by Securities and Exchange Commission guidance, the scope of our Section 404 evaluation for the fiscal year ended December 31, 2007 does not include the internal controls over financial reporting of the acquired operations of ACR. ACR is included in our consolidated financial statements from the date of acquisition and represented approximately 19% of total assets as of December 31, 2007 and approximately 5% of revenues for the year then ended. From the acquisition date to December 31, 2007, the processes and systems of the acquired operations were discrete and did not significantly impact internal controls over financial reporting for our other consolidated subsidiaries.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited Watsco, Inc. (a Florida Corporation) and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Watsco, Inc. and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its wholly-owned subsidiary, ACR Group, Inc., which was acquired in August 2007 and constituted approximately 19% of total consolidated assets as of December 31, 2007 and approximately 5% of total consolidated revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of this acquired company.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Watsco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2007 and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Miami, Florida

February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida Corporation) and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R “Share-Based Payment” on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2008 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Miami, Florida

February 29, 2008

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2007	2006	2005
Revenues	$1,758,022	$1,771,214	$1,658,249
Cost of sales	1,311,037	1,313,944	1,239,770

Gross profit	446,985	457,270	418,479
Selling, general and administrative expenses	335,831	321,876	301,196

Operating income	111,154	135,394	117,283
Interest expense, net	3,172	3,821	3,344

Income from continuing operations before income taxes	107,982	131,573	113,939
Income taxes	40,493	49,340	43,411

Net income from continuing operations	67,489	82,233	70,528

(Loss) income from discontinued operations, net of income taxes (Note 12)	(1,912)	131	(509)

Net income	$65,577	$82,364	$70,019

Basic earnings per share for Common and Class B common stock (1):
Net income from continuing operations	$2.57	$3.14	$2.71
Net (loss) income from discontinued operations	(0.07)	0.01	(0.02)

Net income	$2.49	$3.15	$2.69

Diluted earnings per share for Common and Class B common stock (1):
Net income from continuing operations	$2.43	$2.95	$2.54
Net (loss) income from discontinued operations	(0.07)	—	(0.02)

Net income	$2.36	$2.96	$2.52

Weighted average Common and Class B common shares and equivalent shares used to calculate earnings per share:
Basic	26,297	26,150	26,049
Diluted	27,824	27,829	27,769

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1)	Earnings per Common and Class B common share are calculated on an individual basis and, because of rounding, the summation of earnings from continuing operations and earnings from discontinued operations may not equal the amount calculated for earnings as a whole.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$9,405	$33,800
Accounts receivable, net	178,415	177,646
Inventories	288,149	291,024
Other current assets	11,259	11,635
Net assets of discontinued operations (Note 12)	—	6,945

Total current assets	487,228	521,050

Property and equipment, net	26,904	21,211
Goodwill	217,129	157,558
Other assets	16,908	10,549

	$748,169	$710,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$275	$10,084
Accounts payable	88,596	102,795
Accrued expenses and other current liabilities	40,493	42,309

Total current liabilities	129,364	155,188

Long-term obligations:
Borrowings under revolving credit agreement	54,000	30,000
Other long-term obligations, net of current portion	1,042	118

Total long-term obligations	55,042	30,118

Deferred income taxes and other liabilities	13,806	8,676

Commitments and contingencies (Notes 10 and 11)
Shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized in 2007 and 2006 and 30,513,096 and 30,116,262 shares issued in 2007 and 2006, respectively	15,256	15,059
Class B common stock, $0.50 par value, 10,000,000 shares authorized in 2007 and 2006 and 3,721,687 and 3,750,782 shares issued in 2007 and 2006, respectively	1,861	1,875
Paid-in capital	267,669	253,422
Accumulated other comprehensive loss, net of tax	(431)	(126)
Retained earnings	375,207	346,375
Treasury stock, at cost, 6,265,313 and 6,034,213 shares of Common and Class B common stock in 2007 and 2006, respectively	(109,605)	(100,219)

Total shareholders’ equity	549,957	516,386

	$748,169	$710,368

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock and Class B Common Stock Shares	Common Stock and Class B Common Stock Amount	Paid-In Capital	Deferred Compensation on Non-Vested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2004	26,855,453	$16,150	$238,627	$(20,943)	$(1,268)	$237,342	$(67,170)	$402,738
Net income						70,019		70,019
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					790			790

Comprehensive income								70,809

Retirement of common stock	(115,614)	(58)	(5,754)					(5,812)
Common stock contribution to 401(k) plan	25,579	13	888					901
Stock issuances from exercise of stock options and employee stock purchase plan	589,926	294	7,747					8,041
Tax benefit from stock-based compensation			7,654					7,654
Issuances of non-vested (restricted) shares of common stock	314,552	157	11,377	(5,165)				6,369
Forfeitures of non-vested (restricted) shares of common stock	(5,000)	(2)	(63)	65				—
Common stock issued for acquisition	145,536	73	4,427					4,500
Non-vested (restricted) shares of common stock to be issued				(12,379)				(12,379)
Amortization of unearned compensation				2,528				2,528
Cash dividends declared on Common and Class B common stock, $0.62 per share						(16,978)		(16,978)
Purchase of treasury stock	(347,600)						(17,721)	(17,721)

Balance at December 31, 2005	27,462,832	16,627	264,903	(35,894)	(478)	290,383	(84,891)	450,650
Net income						82,364		82,364
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					352			352

Comprehensive income								82,716

Retirement of common stock	(150,086)	(75)	(10,488)					(10,563)
Common stock contribution to 401(k) plan	19,055	10	1,130					1,140
Stock issuances from exercise of stock options and employee stock purchase plan	460,144	230	8,143					8,373
Excess tax benefit from stock-based compensation			8,371					8,371
Issuances of non-vested (restricted) shares of common stock	287,359	144	12,235					12,379
Forfeitures of non-vested (restricted) shares of common stock	(2,873)	(2)	2					—
Share-based compensation			5,020					5,020
Adoption of SFAS No. 123R, “Share-Based Payment”			(35,894)	35,894				—

(In thousands, except share and per share data)	Common Stock and Class B Common Stock Shares	Common Stock and Class B Common Stock Amount	Paid-In Capital	Deferred Compensation on Non-Vested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Cash dividends declared on Common and Class B common stock, $0.95 per share						(26,372)		(26,372)
Purchase of treasury stock	(243,600)						(15,328)	(15,328)

Balance at December 31, 2006	27,832,831	16,934	253,422	—	(126)	346,375	(100,219)	516,386
Net income						65,577		65,577
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					(305)			(305)

Comprehensive income								65,272

Retirement of common stock	(17,291)	(9)	(893)					(902)
Common stock contribution to 401(k) plan	27,111	14	1,265					1,279
Stock issuances from exercise of stock options and employee stock purchase plan	268,652	133	4,488					4,621
Excess tax benefit from stock-based compensation			3,462					3,462
Issuances of non-vested (restricted) shares of common stock	91,255	46	(46)					—
Forfeitures of non-vested (restricted) shares of common stock	(1,988)	(1)	1					—
Share-based compensation			5,970					5,970
Cash dividends declared on Common and Class B common stock, $1.31 per share						(36,745)		(36,745)
Purchase of treasury stock	(231,100)						(9,386)	(9,386)

Balance at December 31, 2007	27,969,470	$17,117	$267,669	—	$(431)	$375,207	$(109,605)	$549,957

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2007	2006	2005
Cash flows from operating activities:
Net income from continuing operations	$67,489	$82,233	$70,528
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	6,420	5,786	6,070
Share-based compensation	5,970	5,020	2,528
Provision for doubtful accounts	3,086	3,484	1,789
Gain on sale of property and equipment	(23)	(199)	(1,460)
Gain on sale of available-for-sale securities	(1,299)	—	(106)
Deferred income tax provision	4,117	(659)	135
Non-cash contribution for 401(k) plan	1,279	1,140	901
Excess tax benefits from share-based compensation	(3,462)	(8,371)	—
Tax benefits from share-based compensation	—	—	7,654
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	23,519	10,181	(25,801)
Inventories	46,416	(18,026)	(33,271)
Accounts payable and other liabilities	(48,390)	(10,193)	5,233
Other, net	1,649	(2,057)	1,131

Net cash provided by operating activities of continuing operations	106,771	68,339	35,331
Net cash provided by operating activities of discontinued operations	1,227	202	451

Net cash provided by operating activities	107,998	68,541	35,782

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(108,972)	(9,889)	(49,481)
Capital expenditures	(6,071)	(9,883)	(7,226)
Purchases of available-for-sale securities	(5,240)	(2,847)	—
Proceeds from sale of property and equipment	428	448	1,876
Proceeds from sale of discontinued operations	3,342	—	—
Proceeds from sale of available-for-sale securities	8,551	—	160

Net cash used in investing activities of continuing operations	(107,962)	(22,171)	(54,671)
Net cash used in investing activities of discontinued operations	(38)	(109)	(57)

Net cash used in investing activities	(108,000)	(22,280)	(54,728)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(36,745)	(26,372)	(16,978)
Net repayment under prior revolving credit agreement	(30,000)	—	—
Repayment of long-term notes	(10,000)	(10,000)	(10,000)
Purchase of treasury stock	(9,386)	(15,328)	(17,721)
Payment of new revolving credit agreement costs	(476)	—	—
Net proceeds from (repayments of) other long-term obligations	81	(64)	57
Excess tax benefits from share-based compensation	3,462	8,371	—
Net proceeds from issuances of common stock	4,131	3,822	6,094
Net borrowings from new revolving credit agreement	54,000	—	—

Net cash used in financing activities	(24,933)	(39,571)	(38,548)

Net (decrease) increase in cash and cash equivalents	(24,935)	6,690	(57,494)
Cash and cash equivalents at beginning of year	34,340	27,650	85,144

Cash and cash equivalents at end of year	$9,405	$34,340	$27,650

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco”, which may be referred to as we, us or our) is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the United States. At December 31, 2007, we operated from 434 locations in 34 states.

Financial Statement Presentation

On July 19, 2007, we divested of our non-core staffing unit (see Note 12). All amounts related to this operation are restated as discontinued operations for all periods presented consistent with the 2007 presentation.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, inventory and income taxes, reserves related to self-insurance programs and valuation of goodwill and indefinite life intangible assets. Actual results could differ from those estimates.

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 2006 included $9,825 of municipal securities with put options of seven days or less, which were considered to be cash equivalents for purposes of the consolidated financial statements. No individual municipal security equaled or exceeded 1% of total assets and such securities were investment grade and collateralized by a letter of credit issued by the remarketing agent. At December 31, 2007, no municipal securities were held.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history, historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2007 and 2006, the allowance for doubtful accounts totaled $5,143 and $3,076, respectively. Although we believe the allowance is sufficient, if the financial condition of our customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a weighted-average cost basis. As part of the valuation process, inventory reserves are established to state excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories. At December 31, 2007 and 2006, inventory reserves totaled $6,268 and $3,792, respectively.

Vendor Rebates

We account for vendor rebates in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2007 and 2006, we have $4,692 and $4,905, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $732 and $2,863 at December 31, 2007 and 2006, respectively, are included in other assets in our consolidated balance sheets and are classified as available-for-sale. These equity securities are recorded at market using the specific identification method with unrealized holding gains and losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2007, $65 of unrealized losses, net of deferred tax benefits of $38, was included in accumulated OCL. At December 31, 2006, $10 of unrealized gains, net of deferred tax expenses of $6, was included in accumulated OCL.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-10 years. Depreciation and amortization expense related to property and equipment amounted to $6,196, $5,725 and $5,946 for the years ended December 31, 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

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

Intangible assets primarily consist of the value of trade names and trademarks, customer relationships and non-compete agreements. Indefinite life intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Intangible assets with finite lives are amortized using the straight-line method over their respective estimated useful lives, which range from 4 to 15 years. Amortization expense related to intangible assets amounted to $224, $61 and $124 for the years ended December 31, 2007, 2006 and 2005, respectively. Based on the current amount of finite lived intangible assets, we estimate amortization expense to be approximately $460 for each of the next five years (see Note 8).

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including intangible assets with finite lives, are tested for recoverability when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2007, there were no such events or circumstances.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (which superseded SAB No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B). Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the amounts recognized are fixed and determinable, and (4) collectability is reasonably assured. Revenue is recorded when shipment of products or delivery of services has occurred. Assessment of collection is based on a number of factors, including past transactions, credit-worthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by manufacturers, effectively mitigating the risk of loss for customer returns.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $6,314, $6,050 and $5,849 for the years ended December 31, 2007, 2006 and 2005, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $6,747, $6,914 and $6,827 for the years ended December 31, 2007, 2006 and 2005, respectively.

Share-Based Compensation

Prior to January 1, 2006, we accounted for share-based compensation in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” using the modified prospective transition method. In accordance with the modified prospective transition method, results for the year ended December 31, 2005 have not been restated. Had compensation cost been determined based on the fair value method consistent with the method of SFAS No. 123, proforma net income and earnings per share would be as follows:

Year Ended December 31,	2005
Net income, as reported	$70,019
Stock-based compensation expense included in net income, net of tax	1,567
Stock-based compensation expense determined under the fair value-based method, net of tax	(3,247)

Net income, proforma	$68,339

Basic earnings per share for Common and Class B common stock:
As reported	$2.69
Proforma	$2.62

Diluted earnings per share for Common and Class B common stock:
As reported	$2.52
Proforma	$2.46

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

In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Watsco and its subsidiaries are required to file, the potential utilization of operating loss carryforwards and valuation allowances required, if any, for tax assets that may not be realizable in the future.

In accordance with Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

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

Basic earnings per share for our Common and Class B common stock is computed by dividing net income allocated to Common stock and Class B common stock by the weighted-average number of shares of Common stock and Class B common stock outstanding, respectively. Non-vested (restricted) stock is not included in the computation of basic earnings per share until the securities vest. Diluted earnings per share for our Common stock assume the conversion of all Class B common stock into Common stock and adjust for the dilutive effects of outstanding stock options and shares of non-vested (restricted) stock using the treasury stock method.

For the basic earnings per share calculation, net income available to shareholders is allocated among our two classes of common stock: Common stock and Class B common stock. The allocation among each class is based upon the two-class method on a one-for-one per share basis. The following table shows how net income is allocated using this method:

Years Ended December 31,	2007	2006	2005
Net income available to shareholders	$65,577	$82,364	$70,019
Allocation of net income for Basic:
Common stock	$59,733	$74,891	$64,050
Class B common stock	5,844	7,473	5,969

	$65,577	$82,364	$70,019

The diluted earnings per share calculation assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the year, so no allocation of earnings to Class B common stock is required.

The following summarizes the weighted-average number of Common and Class B common shares outstanding during the year and is used to calculate earnings per share of Common and Class B common stock including the potentially dilutive impact of stock options and non-vested (restricted) stock, calculated using the treasury stock method, as included in the calculation of diluted weighted-average shares:

Years Ended December 31,	2007	2006	2005
Weighted-average Common and Class B common shares outstanding for basic earnings per share	26,296,555	26,149,676	26,049,365

Weighted-average Common shares outstanding for basic earnings per share	23,952,943	23,776,968	23,828,624
Diluted shares resulting from:
Stock options	842,063	1,009,739	1,145,174
Non-vested (restricted) stock	685,377	669,723	574,298
Effect of assuming conversion of Class B common shares into Common stock	2,343,613	2,372,708	2,220,741

Shares for diluted earnings per share	27,823,996	27,829,138	27,768,837

Diluted earnings per share excluded 219,640, 153,500 and 81,000 shares for the years ended December 31, 2007, 2006 and 2005, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share. In addition, 331,987, 284,486 and 60,000 shares for the years ended December 31, 2007, 2006 and 2005, respectively, related to non-vested (restricted) stock were considered anti-dilutive and excluded from the earnings per share calculation.

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

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized (losses) gains on available-for-sale securities and the effective portion of cash flow hedges as further discussed in Note 10. The components of comprehensive income are as follows:

Years Ended December 31,	2007	2006	2005
Net income	$65,577	$82,364	$70,019
Changes in unrealized losses on derivative instruments, net of income tax (benefit) expense of $(137), $205 and $534, respectively	(230)	342	866
Changes in unrealized gains (losses) on available-for-sale securities arising during the period, net of income tax (expense) benefit of $(218), $(6) and $5, respectively	361	10	(10)
Reclassification adjustment for securities gains and losses on a derivative instrument realized in net income, net of income tax expense of $262, $0 and $40, respectively	(436)	—	(66)

Comprehensive income	$65,272	$82,716	$70,809

Recently Adopted Accounting Standards

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” For taxes collected on behalf of a governmental authority, including but not limited to, sales, use, value added and some excise taxes, entities can choose either the gross or net method of presentation. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. The presentation of taxes on either a gross basis or a net basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, “Disclosure of Accounting Policies.” However, if such taxes are reported gross and are significant, entities should disclose the amount of those taxes. Disclosures required under Issue No. 06-3 should be applied retrospectively for all periods presented for interim and annual financial statements beginning February 1, 2007. We adopted this guidance during the first quarter of 2007 and consistent with our accounting policies we have presented sales revenue net of taxes collected.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and requires expanded disclosure with respect to the uncertainty in income taxes. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. The provisions of FIN No. 48 were effective for us beginning January 1, 2007. There was no material impact on our consolidated financial statements upon adoption of FIN No. 48 (see Note 5).

In May 2007, the FASB issued Staff Position (“FSP”) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48.” The FSP provides guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under the FSP, a tax position could be effectively settled on completion of examination by a taxing authority if the entity does not intend to appeal or litigate the result and it is remote that the taxing authority would examine or re-examine the tax position. Applying the provisions of the FSP to the adoption of FIN No. 48 had no impact.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 with early application prohibited. We will adopt SFAS No. 141R beginning January 1, 2009 and will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of Accounting Research Bulletin No. 51. This standard clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 with early application prohibited. We will adopt SFAS No. 160 beginning January 1, 2009 and do not expect a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 159 are effective for us beginning January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157, as originally issued, was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on February 12, 2008, the FASB issued FSP No. SFAS 157-2, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed in financial statements at fair value on a recurring basis (at least annually). The provisions of SFAS No. 157 as they relate to financial assets and liabilities are effective for us beginning January 1, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.

2. Supplier Concentration

We have seven key suppliers of HVAC equipment products. Purchases from these seven suppliers comprised 48%, 47% and 48% of all purchases made in 2007, 2006 and 2005, respectively; with the largest supplier accounting for 17% of all purchases made in each of the years ended December 31, 2007, 2006 and 2005. Any significant interruption by the suppliers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2007	2006
Land	$1,106	$665
Buildings and improvements	24,109	19,748
Machinery, vehicles and equipment	29,025	27,289
Furniture and fixtures	18,004	17,626

	72,244	65,328
Less: accumulated depreciation and amortization	(45,340)	(44,117)

	$26,904	$21,211

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

On August 3, 2007, we entered into an unsecured five-year $300,000 revolving credit agreement with eight lenders, which replaced in its entirety our previous five-year $100,000 revolving credit facility. Proceeds from the new facility were used to pay $20,000 owed under the prior facility and for the acquisition of ACR Group, Inc. (“ACR”) and will be used further for general corporate purposes, including seasonal working capital needs, dividends, stock repurchases and acquisitions. Included in the facility are a $25,000 swingline subfacility and a $50,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis-points depending upon our ratio of total debt to EBITDA (LIBOR plus 40 basis-points at December 31, 2007). We pay a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis-points (8 basis-points at December 31, 2007). Alternatively, we may elect to have borrowings bear interest at the higher of the prime rate or the Federal Funds Rate plus 50 basis-points. The credit facility matures in August 2012. At December 31, 2007, $54,000 was outstanding under this revolving credit agreement.

The $300,000 unsecured revolving credit agreement contains customary affirmative and negative covenants including two financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We were in compliance with all covenants and financial ratios at December 31, 2007.

Prior to the August 2007 revolving credit agreement, we maintained a bank-syndicated, unsecured revolving credit agreement that provided for borrowings of up to $100,000. Borrowings were used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions and issuances of letters of credit. Borrowings bore interest at primarily LIBOR-based rates plus a spread that was dependent upon our financial performance. A variable commitment fee was paid on the unused portion of the commitment.

A $125,000 unsecured private placement shelf facility was also maintained as a source of long-term borrowings through December 10, 2007. This uncommitted shelf facility provided fixed-rate financing as a complement to the variable rate borrowings available under the revolving credit agreement.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $1,042 and $118 at December 31, 2007 and 2006, respectively, relate to a mortgage loan and capital leases on equipment. Interest rates on other debt range from 1.0% to 11.1% and mature at varying dates through 2020. Annual maturities of other long-term obligations for the years subsequent to December 31, 2007 are as follows:

2008	$275
2009	275
2010	149
2011	90
2012	54
Thereafter	474

$1,317

Total cash payments for interest were $4,557, $4,345 and $4,854 for the years ended December 31, 2007, 2006 and 2005, respectively.

5. Income Taxes

The components of income tax expense from continuing operations are as follows:

Years Ended December 31,	2007	2006	2005
Federal	$37,387	$45,399	$39,726
State	3,106	3,941	3,685

	$40,493	$49,340	$43,411

Current	$36,376	$49,999	$43,276
Deferred	4,117	(659)	135

	$40,493	$49,340	$43,411

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.5	2.5	3.1

	37.5%	37.5%	38.1%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2007	2006
Current deferred tax assets:
Allowance for doubtful accounts	$1,922	$1,139
Capitalized inventory costs and inventory reserves	1,167	2,572
Other current deferred tax assets	1,672	708

Total current deferred tax assets (1)	4,761	4,419

Long-term deferred tax assets (liabilities):
Deductible goodwill	(22,680)	(16,419)
Net operating loss carryforwards	597	731
Unrealized loss on derivative instruments	236	82
Depreciation	1,296	1,339
Share-based compensation	6,397	4,253
Self-insurance reserves	1,944	1,935
Other long-term net deferred tax assets	83	53

Total net long-term deferred tax liabilities	(12,127)	(8,026)

Net deferred tax liabilities	$(7,366)	$(3,607)

(1)	Current deferred tax assets of $4,761 and $4,419 have been included in the consolidated balance sheets in other current assets at December 31, 2007 and 2006, respectively.

SFAS No. 109, “Accounting for Income Taxes,” requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that no valuation allowance was necessary at December 31, 2007 to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2007, there were state net operating loss carryforwards of $13,799, which expire in varying amounts from 2008 through 2027. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2007.

We are subject to U.S. federal income tax and income tax of multiple state jurisdictions. We are open to tax audits in the various jurisdictions until the respective statutes of limitations expire. In July 2007, the Internal Revenue Service notified and commenced an examination of our federal income tax returns for the 2004 and 2005 tax years. While any adjustments resulting from this examination could affect our federal income tax returns, we do not believe that such adjustments, if any, will have a material effect on our consolidated financial position, results of operations or cash flows. We are no longer subject to U.S. federal tax examinations for tax years prior to 2004. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2003. In connection with our adoption of FIN No. 48, we analyzed the filing positions in the federal and all state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. There was no material impact on our consolidated financial statements upon adoption of FIN No. 48 on January 1, 2007.

As of December 31, 2007, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $2,173. Of this total, $1,723 (net of the federal benefit received from state positions) represents the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. The cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $217, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheet.

The change in gross unrecognized tax benefits during 2007 is as follows:

Gross balance at January 1, 2007	$894
Additions based on tax positions related to the current year	1,226
Additions for tax positions of prior years	303
Reductions for tax positions of prior years	(250)

Gross balance at December 31, 2007	$2,173

Total cash payments, net of refunds, for income taxes were $32,329, $47,961 and $31,298 for the years ended December 31, 2007, 2006 and 2005, respectively.

6. Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common and Class B common stock may be granted. A total of 1,485,830 shares of Common stock, net of cancellations and 1,044,811 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2007. There were 469,359 shares of common stock reserved for future grants as of December 31, 2007 under the 2001 Plan. There are 867,108 options of common stock outstanding under the 2001 Plan at December 31, 2007. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. There are 1,103,800 options of common stock are outstanding under the 1991 Plan at December 31, 2007. Options under the 1991 Plan vest over two to five years of service and have contractual terms of ten years.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2007, and changes during 2007, is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2007	2,213,946	$19.35
Granted	108,500	51.28
Exercised	(252,238)	15.23
Forfeited	(95,100)	45.60
Expired	(4,200)	16.60

Options outstanding at December 31, 2007	1,970,908	$20.37	2.30	$36,280

Options exercisable at December 31, 2007	1,559,326	$14.76	2.05	$34,880

The weighted-average grant date fair value of stock options granted during 2007, 2006 and 2005 was $11.07, $14.99 and $11.70, respectively. The total intrinsic value of stock options exercised during 2007, 2006 and 2005 was $3,841, $22,390 and $19,088, respectively. The fair value of stock options vested during 2007, 2006 and 2005 was $1,120, $497 and $1,986, respectively.

A summary of non-vested (restricted) stock issued as of December 31, 2007, and changes during 2007, is shown below:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2007	1,671,732	$28.55
Granted	91,255	52.34
Vested	(5,000)	25.65
Forfeited	(1,988)	50.93

Non-vested (restricted) stock outstanding at December 31, 2007	1,755,999	$29.77

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2007, 2006 and 2005 was $52.34, $67.94 and $52.17, respectively. The fair value of stock vested during 2007 and 2005 was $128 and $348, respectively. No non-vested (restricted) stock vested during 2006.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the table below. The fair value of each stock option award, which is subject to graded vesting, is expensed, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the stock option. We use historical data to estimate stock option forfeitures within the valuation model. All of the awards granted during 2007 meet the definition of “plain vanilla” options, as defined in SEC Staff Accounting Bulletin No. 107. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on historical volatility of our stock.

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2007	2006	2005
Expected term in years	4.25	4.25	4.00
Risk-free interest rate	4.38%	4.91%	4.13%
Expected volatility	24.29%	24.08%	34.03%
Expected dividend yield	2.26%	1.35%	1.38%

Share-Based Compensation Expense

Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. The following table provides information on share-based compensation expense and tax benefits recognized:

Years Ended December 31,	2007	2006	2005
Share-based compensation expense	$5,970	$5,020	$2,528
Income tax benefit	(2,239)	(1,883)	(961)

Share-based compensation expense, net of tax	$3,731	$3,137	$1,567

Cash received from Common and Class B common stock issued as a result of stock options exercised during 2007, 2006 and 2005, was $3,351, $2,214 and $3,528, respectively. During 2007, 2006 and 2005, 17,291 shares of Common stock with an aggregate market value of $902, 150,086 shares of Common stock with an aggregate market value of $10,563 and 115,614 shares of Common stock with an aggregate market value of $5,812, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. Upon delivery these shares were retired. The actual tax benefit realized for the tax deductions from share-based compensation plans totaled $3,542, $8,396 and $7,654, for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, there was $1,152 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.4 years. At December 31, 2007, there was $37,658 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 10.2 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $26,000 of the unrecognized share-based compensation for shares of non-vested stock is related to awards granted to our Chief Executive Officer that vest in approximately 11 years upon his attainment of age 78.

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

Employee Stock Purchase Plan

The Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) provides for up to 1,000,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock at specified times subject to certain restrictions. Effective January 1, 2006, the Watsco ESPP was amended to change the discount that employees can purchase shares of our Common stock to 5% of the fair market value and to remove certain restrictions. Prior to the amendment, employees could purchase shares of our Common stock at 85% of the fair market value. During 2007, 2006 and 2005, employees purchased 11,059, 28,232 and 76,632 shares of Common stock at an average price of $47.39, $48.88 and $31.51 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 5,355, 4,162 and 3,335 for the years ended December 31, 2007, 2006 and 2005, respectively. We received net proceeds of $780, $1,608 and $2,566, respectively, during 2007, 2006 and 2005, for shares of Watsco Common stock issued under the Watsco ESPP. At December 31, 2007, 117,911 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2007, 2006 and 2005, the aggregate contribution required to the plan was $1,279, $1,140 and $1,181, respectively. This contribution is made during the first quarter of the subsequent year.

7. Acquisitions

In August 2007, we acquired all of the assets and assumed all of the liabilities of ACR, one of the nation’s largest distributors of air conditioning and heating products with 54 locations in Florida, Texas, California, Georgia, Tennessee, Arizona, Colorado, Louisiana, Nevada, and New Mexico, for $108,332 in cash, including acquisition costs and net of cash acquired. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of $64,604 in goodwill and other intangible assets, which is not deductible for tax purposes. The fair values of the assets acquired and liabilities assumed for the acquisition is as follows:

Accounts receivable	$27,359
Inventories	43,965
Property and equipment	6,256
Goodwill	58,054
Intangibles	6,550
Current and other assets	6,454
Accounts payable and accrued expenses	(35,770)
Other long-term liabilities	(4,536)

Cash used in acquisition, net of cash acquired	$108,332

The unaudited proforma financial information combining our results of operations with the operations of ACR as if the acquisition had occurred on January 1, 2006 is as follows:

Years ended December 31,	2007	2006
Revenues	$1,893,218	$2,011,609
Net income from continuing operations	$67,989	$85,221
Basic earnings per share for Common and Class B common stock:
Net income from continuing operations	$2.59	$3.26
Diluted earnings per share for Common and Class B common stock:
Net income from continuing operations	$2.44	$3.06

This unaudited proforma financial information is presented for informational purposes only. The unaudited proforma financial information from the beginning of the periods presented until the acquisition date includes adjustments to record income taxes at our effective tax rate, interest expense on borrowings incurred to acquire the business and does not include adjustments to remove certain corporate expenses of ACR, which may not be incurred in future periods, adjustments for depreciation and amortization, or synergies (primarily related to improved gross profit and lower general and administrative expenses) that may be realized subsequent to the acquisition date. The unaudited proforma financial information may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated ACR as of the beginning of the periods presented.

In July 2007, one of our subsidiaries acquired substantially all of the assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from one location in Gonzales, Louisiana. The purchase price of the acquisition included a cash payment of $543, net of cash acquired.

In December 2006, one of our subsidiaries completed the acquisition of a distributor of air conditioning and heating products with 10 locations in Nebraska, Missouri and Kansas. The purchase price of the acquisition included a cash payment of $5,190.

In October 2006, one of our subsidiaries completed the acquisition of a wholesale distributor of refrigeration equipment with 8 locations in Tennessee, Mississippi and Arkansas. The purchase price of the acquisition included a cash payment of $3,705, net of cash acquired.

In March 2006, one of our subsidiaries completed the acquisition of a refrigeration equipment distributor with locations in Birmingham and Montgomery, Alabama for cash consideration of $798, net of cash acquired.

In February 2006, one of our subsidiaries completed the purchase of the net assets and business of a wholesale distributor of air conditioning and heating products operating from a single location in Kansas City, Missouri for cash consideration of $293, net of cash acquired.

In January 2005, Watsco acquired East Coast Metal Distributors, Inc., one of the nation’s largest distributors of air conditioning and heating products, with 27 locations in North Carolina, South Carolina, Georgia, Virginia and Tennessee, for cash consideration of $49,481, net of cash acquired, and the issuance of 145,536 shares of unregistered Common stock having a fair value of $4,500. In connection with this acquisition, Watsco recorded $27,083 of goodwill, all of which is deductible for tax purposes.

The results of operations of these locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions, excluding ACR, was not deemed significant on either an individual or aggregate basis to the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

8. Goodwill and Intangibles

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of impairment involves the estimation of the fair value of the reporting unit and indefinite life intangibles and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimate of fair value of the reporting unit is based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in industry or market conditions.

On January 1, 2008, the annual impairment test was performed and it was determined there was no impairment. No factors have developed since the last impairment test that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2007 was $228,246. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2005	$155,363
Acquired goodwill	2,195

Balance at December 31, 2006	157,558
Acquired goodwill	59,571

Balance at December 31, 2007	$217,129

Intangible assets, net, included in other assets in the consolidated balance sheets consist of:

December 31,	2007	2006
Unamortizable intangible assets:
Trade names and trademarks	$5,683	$4,413
Amortizable intangible assets:
Customer relationships	5,420	210
Non-compete agreements	369	299
Less: accumulated amortization	(355)	(131)

Amortizable intangible assets, net	5,434	378

	$11,117	$4,791

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

Our Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. 231,100 Common shares were repurchased at a cost of $9,386 in 2007, 243,600 Common shares at a cost of $15,328 in 2006 and 347,600 Common shares at a cost of $17,721 in 2005. In aggregate since the inception of the repurchase plan in 1999, 6,217,050 shares of Common stock and 48,263 shares of Class B common stock were repurchased at a cost of $109,605. The remaining 1,234,687 shares authorized for repurchase are subject to certain restrictions included in our debt agreement.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2007 and 2006, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under the revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

Periodically, we enter into interest rate swap agreements to reduce our exposure to market risks from changing interest rates under our revolving credit agreement. Under the terms of the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount. Any differences paid or received on our interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. In order to obtain hedge accounting treatment, any derivatives used for hedging purposes must be designated as, and effective as, a hedge of an identified risk exposure at the inception of the contract. Changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Accordingly, we record all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. We record the change in the fair value of a derivative instrument designated as a cash flow hedge in other comprehensive income to the extent the derivative is effective, and recognize the change in the statement of operations when the hedged item affects earnings. All of our interest rate hedges are designated as cash flow hedges.

On August 9, 2007, in conjunction with the acquisition of ACR, we acquired two interest rate swap derivative instruments. Prior to the acquisition, both swaps were appropriately designated as hedging instruments. Upon acquisition, both swaps were appropriately redesignated to new hedging relationships with notional amounts of $10,000 each, maturing in October 2009 and October 2011. The swap agreement maturing in October 2009 exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. The swap agreement maturing in October 2011 exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. Although the critical terms of each swap and the related debt coincide (notional amount, interest rate reset dates, maturity/expiration date and underlying index), and the hedge is expected to be highly effective in offsetting changes in expected cash flows due to fluctuations in the LIBOR rate over the term of the debt, no ineffectiveness could be assumed due to the fact that the fair value of each swap at acquisition date was not equal to zero. Therefore, a sensitivity analysis was utilized to confirm that both hedging relationships were highly effective in achieving offsetting changes in cash flows and ineffectiveness was measured by comparing the change in fair value of the actual swaps with the change in fair value of the perfectly effective hypothetical swaps that had a fair value of zero at the redesignation date. During the year ended December 31, 2007, both hedging relationships were determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $30,000, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007, 2006 and 2005, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $628 and $279 at December 31, 2007 and 2006, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets. At December 31, 2007, 2006 and 2005, $366, net of deferred tax benefits of $219, $136 net of deferred tax benefits of $82 and $478 net of deferred tax benefits of $294 was included in accumulated OCL associated with cash flow hedges.

The net change in OCL during 2007, 2006 and 2005, reflected the reclassification of $128, net of income tax benefit of $77, $221, net of income tax benefit of $132 and $555, net of income tax benefit of $342, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net unrealized loss recorded in accumulated OCL will be reclassified to earnings on a quarterly basis as interest payments occur. We estimate that approximately $400 in unrealized losses on the derivative instruments accumulated in OCL are expected to be reclassified to earnings during 2008 using a current one month LIBOR-based average receive rate (3.15% at December 31, 2007).

Off-Balance Sheet Financial Instruments

At December 31, 2007 and 2006, we were contingently liable under standby letters of credit aggregating $4,992 and $4,078, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

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

11. Commitments and Contingencies

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business and we vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the ultimate liability associated with any claims or litigation in which we or our subsidiaries are involved will not materially affect our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance programs and for two subsidiary health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $4,593 and $5,635 at December 31, 2007 and 2006, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entities

As of December 31, 2007, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entities meet the definition of variable interest entities (“VIEs”), however, based on the criteria set forth in FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $5,000. See Note 11, “Self-Insurance,” for additional discussion of commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2007, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation to make minimum annual royalty payments of $1,000 through 2011.

Operating Leases

At December 31, 2007, we are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations for minimum annual rentals of $50,217 in 2008, $42,852 in 2009, $32,432 in 2010, $21,428 in 2011, $13,914 in 2012 and $23,749 thereafter. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates. Rental expense for the years ended December 31, 2007, 2006 and 2005 was $42,739, $36,333 and $33,896, respectively.

12. Discontinued Operations

During June 2007, our Board of Directors approved and we executed an agreement to sell the stock of our non-core staffing unit, Dunhill Staffing Systems, Inc. (“Dunhill”). The transaction closed on July 19, 2007. Dunhill represented our “other” segment and consequently, the amounts related to this operation are presented as discontinued operations in our consolidated statements of income and our consolidated statements of cash flows for all periods presented. Additionally, the net assets are reported as discontinued operations in our consolidated balance sheet as of December 31, 2006. The divestiture of Dunhill did not have a material impact on our financial condition or results of operations.

Included in discontinued operations as presented in our consolidated statements of income are the following:

Years Ended December 31,	2007	2006	2005
Revenues	$12,431	$29,545	$24,475
(Loss) income from discontinued operations	(3,060)	210	(823)
Income tax benefit (expense)	1,148	(79)	314
Net (loss) income from discontinued operations	(1,786)	131	(509)
Loss on sale of discontinued operations	(126)	—	—

The major classes of assets and liabilities of Dunhill as of December 31, 2006 are as follows:

Cash and cash equivalents	$540
Accounts receivable, net	3,322
Property and equipment, net	265
Goodwill	3,549
Current and other assets	533
Current and other liabilities	(1,264)

Net assets of discontinued operations	$6,945

13. Related Party Transaction

A member of the Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2007, 2006 and 2005, this firm was paid $78, $295 and $172, respectively, for services performed.

14. Subsequent Event

In February 2008, our Board of Directors approved an increase in the quarterly cash dividend to $0.45 per share from $0.40 per share.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2007
Revenues (1)	$370,681	$471,110	$518,596	$397,635	$1,758,022
Gross profit	95,313	119,592	130,932	101,148	446,985
Net income from continuing operations	10,978	24,448	25,364	6,699	67,489
Loss from discontinued operations, net of income taxes	(164)	(1,598)	(116)	(34)	(1,912)

Net income	$10,814	$22,850	$25,248	$6,665	$65,577

Basic earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.42	$0.93	$0.96	$0.26	$2.57
Net loss from discontinued operations	(0.01)	(0.06)	—	—	(0.07)

Net income	$0.41	$0.87	$0.96	$0.25	$2.49

Diluted earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.40	$0.88	$0.91	$0.24	$2.43
Net loss from discontinued operations	(0.01)	(0.06)	—	—	(0.07)

Net income	$0.39	$0.82	$0.90	$0.24	$2.36

Year Ended December 31, 2006
Revenues (1)	$387,540	$504,796	$499,310	$379,568	$1,771,214
Gross profit	98,841	131,012	131,683	95,734	457,270
Net income from continuing operations	13,075	28,677	28,957	11,524	82,233
(Loss) income from discontinued operations, net of income taxes	(28)	71	94	(6)	131

Net income	$13,047	$28,748	$29,051	$11,518	$82,364

Basic earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.50	$1.10	$1.11	$0.44	$3.14
Net (loss) income from discontinued operations	—	—	—	—	0.01

Net income	$0.50	$1.10	$1.11	$0.44	$3.15

Diluted earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.47	$1.03	$1.05	$0.42	$2.95
Net (loss) income from discontinued operations	—	—	—	—	—

Net income	$0.47	$1.03	$1.05	$0.41	$2.96

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly earnings per Common and Class B common share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange under the symbol WSO and our Class B common stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2007 and 2006. At February 27, 2008, excluding shareholders with stock in street name, there were 335 Common stock shareholders of record and 141 Class B common stock shareholders of record.

	Common		Class B		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2007:
First quarter	$54.15	$45.76	$53.50	$46.03	$.25	$.25
Second quarter	63.50	48.97	63.39	48.71	.33	.33
Third quarter	58.26	45.50	58.33	46.42	.33	.33
Fourth quarter	45.37	35.54	45.40	35.52	.40	.40

Year Ended December 31, 2006:
First quarter	$72.25	$63.24	$73.05	$63.50	$.20	$.20
Second quarter	70.60	52.35	72.00	53.47	.25	.25
Third quarter	60.80	42.20	60.50	42.50	.25	.25
Fourth quarter	53.75	45.08	53.53	45.39	.25	.25