Form 10-K, Exhibit 13
period 2008-12-31
WATSCO INC
filed 2009-02-27
CIK 105016

Exhibit 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA *

Years Ended December 31, (In thousands, except per share data)	2008	2007 (1)	2006 (2)	2005	2004
OPERATIONS
Revenues	$1,700,237	$1,758,022	$1,771,214	$1,658,249	$1,294,715
Gross profit	441,994	446,985	457,270	418,479	333,619
Operating income	98,608	111,154	135,394	117,283	84,094
Net income from continuing operations	60,369	67,489	82,233	70,528	49,370
(Loss) income from discontinued operations, net of income taxes	—	(1,912)	131	(509)	(1,265)

Net income	$60,369	$65,577	$82,364	$70,019	$48,105

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock (3):
Net income from continuing operations	$2.18	$2.43	$2.95	$2.54	$1.83
Net (loss) income from discontinued operations	—	(0.07)	—	(0.02)	(0.05)

Net income	$2.18	$2.36	$2.96	$2.52	$1.79

Cash dividends declared and paid per share:
Common stock	$1.75	$1.31	$0.95	$0.62	$0.38
Class B common stock	$1.75	$1.31	$0.95	$0.62	$0.38
Weighted-average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	27,736	27,824	27,829	27,769	26,931
Common stock outstanding	28,326	27,969	27,833	27,463	26,855

BALANCE SHEET INFORMATION
Total assets	$716,061	$750,113	$710,368	$677,884	$607,209
Long-term obligations	20,783	55,042	30,118	40,189	50,155
Shareholders’ equity	570,660	549,957	516,386	450,650	402,738

*	On July 19, 2007, we divested of our non-core staffing unit. All amounts related to this operation are restated as discontinued operations for all periods presented consistent with the 2007 presentation.
(1)	Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”
(2)	Effective January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” were adopted using the modified prospective transition method.
(3)	Earnings per Common and Class B common share are calculated on an individual basis and, because of rounding, the summation of earnings from continuing operations and earnings (loss) from discontinued operations may not equal the amount calculated for earnings as a whole.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the United States. We operate from 417 locations in 34 states at December 31, 2008.

Revenues primarily consist of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses that tend to be variable in nature and correlate to changes in sales. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts and facility rent, which are payable mostly under non-cancelable operating leases.

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

The allowance for doubtful accounts was $3.9 million and $5.1 million at December 31, 2008 and 2007, respectively, a decrease of $1.2 million. The decrease from December 31, 2007 is primarily due to the decrease in net sales coupled with an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2008. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2008 decreased to 3.4% compared to 3.7% at December 31, 2007. This decrease is attributable to lower net sales and an increase in write-offs. Accounts receivable net write-offs as a percent of sales increased for the year ended December 31, 2008 to .3% compared to .06% for the year ended December 31, 2007. This was primarily the result of higher write-offs and bad debt expense in 2008.

Although we believe the allowance for doubtful accounts is sufficient, the continuing declining economic conditions could lead to further deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. We also have access to a credit insurance program which is used as an additional means to mitigate credit risk.

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

Inventory reserves of $5.0 million and $6.3 million at December 31, 2008 and 2007, respectively, have been established. The decrease in inventory reserves is primarily due to reduced levels of excess and slow-moving inventory on hand at December 31, 2008 compared to December 31, 2007, which is attributed to improved inventory management. Inventory reserves are affected by a number of factors, including general economic conditions and other factors affecting demand as well as the effectiveness of the inventory management process for controlling inventory shrinkage. In the event the estimates differ from actual results, inventory-related reserves may be adjusted and could materially impact the consolidated results of operations.

Valuation of Goodwill and Indefinite Life Intangible Assets

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. Indefinite life intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. The estimates of fair value of the reporting unit and indefinite life intangibles are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in the industry, the continuing declining economic environment or market conditions.

On January 1, 2009, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2008 was $230.5 million. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained for company-wide casualty insurance programs and for one subsidiary’s health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required that could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $3.9 million and $4.6 million at December 31, 2008 and 2007, respectively, were established related to such insurance programs. The decrease in the self-insurance reserves reflects the settlement (close-out) of the 2003 policy year with our carrier as well as an improvement in the frequency and severity of claims experience during 2008.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations. At December 31, 2008 and 2007, there was no valuation allowance recorded.

Discontinued Operations

During June 2007, our Board of Directors approved and we executed an agreement to sell the stock of our non-core staffing unit, Dunhill Staffing Systems, Inc. (“Dunhill”). The transaction closed on July 19, 2007. The amounts related to this operation are presented as discontinued operations in our consolidated statements of income and our consolidated statements of cash flows for all periods presented. See Note 13 to the consolidated financial statements for further information.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Cost of sales	74.0	74.6	74.2

Gross profit	26.0	25.4	25.8
Selling, general and administrative expenses	20.2	19.1	18.2

Operating income	5.8	6.3	7.6
Interest expense, net	0.1	0.2	0.2

Income from continuing operations before income taxes	5.7	6.1	7.4
Income taxes	2.1	2.3	2.8

Net income from continuing operations	3.6	3.8	4.6
(Loss) income from discontinued operations, net of income taxes	—	(0.1)	0.1

Net income	3.6%	3.7%	4.7%

The following narratives include the results of operations for businesses acquired during 2007 and 2006. The operating results of the acquisitions have been included in the consolidated results beginning on their respective dates of acquisition. The proforma effect of acquisitions, excluding ACR Group, Inc. (“ACR”), was not deemed significant on either an individual or an aggregate basis in the related acquisition year. There were no businesses acquired during 2008. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within close geographical proximity to existing locations. Additionally, the following narratives include the results of operations of our continuing operations only and exclude the results of our discontinued operation, Dunhill.

2008 Compared to 2007

Revenues

Revenues in 2008 decreased $57.8 million, or 3%, as compared to 2007, including a $133.4 million contribution from locations acquired and opened during the last 12 months, offset by $13.6 million from closed locations. On a same-store basis, revenues declined $177.6 million, or 10.2%, over 2007 and reflected a decline of 10% in sales of HVAC equipment, an 11% decline in sales of other HVAC products and a 5% decline in sales of refrigeration products. Revenues in 2008 were impacted by significantly lower demand in the new construction market.

Gross Profit

Gross profit in 2008 decreased $5.0 million, or 1%, as compared to 2007. Gross profit margin improved 60 basis-points to 26.0% in 2008 from 25.4% in 2007 and improved 70 basis-points on a same-store basis. The expansion of gross profit margin is primarily due to increased sales of high-efficiency air conditioning systems, an improved sales mix to the repair and replacement market and execution on gross profit margin enhancement initiatives.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2008 increased $7.6 million, or 2%, over 2007. Selling, general and administrative expenses as a percent of revenues increased to 20.2% in 2008 from 19.1% in 2007 primarily as a result of lower same-store revenues and the relative inefficiency of fixed operating costs following a decline in revenues. On a same-store basis, including locations closed during 2008, selling, general and administrative expenses decreased 6% compared to 2007 primarily due to decreases in selling expenses related to our decreased revenues, other cost reductions and efficiency initiatives including facility rationalization and headcount reductions and lower incentive-based compensation as a result of our decreased revenues.

Interest Expense, Net

Net interest expense in 2008 decreased $1.2 million, or 36%, compared to 2007, primarily due to a 24% decrease in average outstanding borrowings and a lower effective interest rate.

Income Taxes

The effective tax rate was 37.5% in 2008 and 2007.

Net Income from Continuing Operations

Net income from continuing operations for 2008 decreased $7.1 million, or 11%, compared to 2007. The decrease in net income from continuing operations was primarily a result of lower revenues.

2007 Compared to 2006

Revenues

Revenues in 2007 decreased $13.2 million, or 1%, as compared to 2006, including a $121.2 million contribution from locations acquired and opened during the last 12 months, offset by $.5 million from closed locations. On a same-store basis, revenues declined $133.9 million, or 7.6%, over 2006 and reflected a decline of 5% in sales of HVAC equipment and an 11% decrease in the sale of other HVAC products, primarily related to a decline in sales to the new construction market, partially offset by a 10% increase in sales of refrigeration products.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2007 increased $14.0 million, or 4%, over 2006. Selling, general and administrative expenses as a percent of revenues increased to 19.1% in 2007 from 18.2% in 2006 primarily as a result of lower same-store revenues and the relative inefficiency of fixed operating costs following a decline in revenues. On a same-store basis, selling, general and administrative expenses decreased 4% compared to 2006 primarily due to decreases in selling expenses related to our decreased revenues and lower incentive-based compensation.

Interest Expense, Net

Net interest expense in 2007 decreased $.6 million, or 17%, compared to 2006, primarily due to a 9% decrease in average outstanding borrowings and a lower effective interest rate.

Income Taxes

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

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peak in the months of May through August. Significant factors which could affect our liquidity include the following:

•	cash flows generated from operating activities;

•	the adequacy of available bank lines of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	dividend payments;

•	the timing and extent of common stock repurchases; and

•	capital expenditures.

We rely on cash flows from operations and our line of credit to fund seasonal working capital needs, financial commitments and short-term liquidity needs, including funds necessary for business acquisitions. Disruptions in the capital and credit markets, such as has been experienced during 2008, could adversely affect our ability to draw on our line of credit. Our access to funds under the line of credit is dependent on the ability of the banks to meet their funding commitments. Recent disruptions in capital and credit markets have also affected the determination of interest rates for borrowers, particularly rates based on LIBOR, as is our line of credit. Continued disruptions in these markets and their affect on interest rates could result in increased borrowing costs under our line of credit. We believe that, at present, cash flows from operations combined with those available under our line of credit are sufficient to satisfy our current liquidity needs, including our anticipated dividend payments and capital expenditures.

Overview

Cash flows provided by operating activities supply us with a significant source of liquidity. Our cash flows from operating activities of continuing operations were $113.5 million in 2008 compared to $106.8 million in 2007. The increase in operating cash flows resulted primarily from lower reductions in accounts payable and other liabilities in 2008 compared to 2007, partially offset by lower reductions in inventories in 2008 compared to 2007.

Net cash used in investing activities of continuing operations decreased to $3.7 million in 2008 from $108.0 million in 2007. The decrease is primarily due to businesses acquired in 2007 for cash consideration of $109.0 million and a $2.1 million decrease in capital expenditures, partially offset by $3.3 million in proceeds from the 2007 sale of Dunhill and $3.3 million in net proceeds from the sale of marketable securities realized in 2007.

Net cash used in financing activities increased to $77.8 million in 2008 from $24.9 million in 2007. The increase is primarily attributable to $48.0 million of net debt repayments and an increase of $12.6 million in dividends paid partially offset by a reduction of $4.6 million of stock repurchases in 2008.

Working capital decreased to $348.9 million at December 31, 2008 from $359.8 million at December 31, 2007.

Revolving Credit Agreement

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. The credit facility matures in August 2012. At December 31, 2008 and 2007, $20.0 million and $54.0 million, respectively, were outstanding under the revolving credit agreement.

The revolving credit agreement contains customary affirmative and negative covenants including two financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We were in compliance with all covenants and financial ratios at December 31, 2008.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2008, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2009	2010	2011	2012	2013	Thereafter	Total
Non-cancelable operating lease obligations	$46.3	$36.7	$26.9	$18.7	$12.1	$14.7	$155.4
Minimum royalty payments	1.0	1.0	1.0	—	—	—	3.0
Other debt	0.3	0.2	0.1	0.1	—	0.4	1.1

Total Contractual Obligations	$47.6	$37.9	$28.0	$18.8	$12.1	$15.1	$159.5

Commercial obligations outstanding at December 31, 2008 under the revolving credit agreement consist of borrowings totaling $20.0 million and standby letters of credit totaling $4.6 million. Borrowings under the revolving credit agreement at December 31, 2008 had revolving maturities of 30 days and letters of credit had varying terms expiring through January 2010.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2008. See Note 10 to the consolidated financial statements for further information.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of 7.5 million shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 105,600 shares at a cost of $4.8 million in 2008, 231,100 shares at a cost of $9.4 million in 2007 and 243,600 shares at a cost of $15.3 million in 2006. In aggregate, 6.4 million shares of Common stock and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. The remaining 1.1 million shares authorized for repurchase are subject to certain restrictions included in our debt agreement.

Common Stock Dividends

Cash dividends of $1.75 per share, $1.31 per share and $0.95 per share of Common stock and Class B common stock were paid in 2008, 2007 and 2006, respectively. In February 2009, the Board of Directors approved an increase to the quarterly cash dividend rate to $0.48 per share from $0.45 per share of Common and Class B common stock beginning with the next regular scheduled dividend declaration in April 2009. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under our debt agreement, future prospects and other factors deemed relevant by our Board of Directors.

Capital Resources

We believe we have adequate availability of capital from operations and our current credit facility to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2008, we had $41.4 million of cash and cash equivalents and $275.4 million of additional borrowing capacity under the revolving credit agreement to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe our financial position and earnings history provide a sufficient base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities.

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

Interest rate swap agreements reduce the exposure to market risks from changing interest rates under our revolving credit agreement. Under the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

At December 31, 2008 and 2007, two interest rate swap agreements were in effect with notional amounts of $10.0 million each, to manage the net exposure to interest rate changes related to $20.0 million of borrowings under our revolving credit agreement. One swap agreement matures in October 2009 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. The other swap agreement matures in October 2011 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. The interest rate swaps were effective as cash flow hedges and no charge to earnings was required in 2008 and 2007.

We were party to an interest rate swap agreement with a notional amount of $30.0 million, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007 and 2006, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $1.3 million and $.6 million at December 31, 2008 and 2007, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2008 and 2007, our exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis-point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2008 and 2007, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis-point increase or decrease, respectively, in one month LIBOR. Recent disruptions in the capital and credit markets have also affected the determination of interest rates for LIBOR-based borrowers. Continued disruptions in these markets and their affect on interest rates could result in increased borrowings than our sensitivity analysis determined. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Recent Accounting Pronouncements

Refer to Note 1, “Summary of Significant Accounting Policies—Recently Adopted Accounting Standards,” in the notes to consolidated financial statements for a discussion surrounding the adoption of these accounting standards.

Information about Forward-Looking Statements

This Annual Report contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

Actual results could differ materially from these forward-looking statements as a result of several factors, including:

•	general economic conditions;

•	effects of supplier concentration;

•	competitive factors within the HVAC/R industry;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	prevailing interest rates; and

•	the continued viability of our business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on Watsco or its business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in our Annual Report to Shareholders for the fiscal year ended December 31, 2008 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

Corporate Governance

On June 26, 2008, Watsco submitted to the New York Stock Exchange (“NYSE”) the annual Chief Executive Officer Certification required under Section 303A 12(a) of the NYSE Listed Company Manual. In addition, Watsco filed with the Securities and Exchange Commission the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 31.3 to its Annual Report on Form 10-K for the year ended December 31, 2008.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited Watsco, Inc. (a Florida Corporation) and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Watsco, Inc. and subsidiaries’ internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Watsco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2008 and our report dated February 27, 2009 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Miami, Florida

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida Corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Miami, Florida

February 27, 2009

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2008	2007	2006
Revenues	$1,700,237	$1,758,022	$1,771,214
Cost of sales	1,258,243	1,311,037	1,313,944

Gross profit	441,994	446,985	457,270
Selling, general and administrative expenses	343,386	335,831	321,876

Operating income	98,608	111,154	135,394
Interest expense, net	2,018	3,172	3,821

Income from continuing operations before income taxes	96,590	107,982	131,573
Income taxes	36,221	40,493	49,340

Net income from continuing operations	60,369	67,489	82,233

(Loss) income from discontinued operations, net of income taxes (Note 13)	—	(1,912)	131

Net income	$60,369	$65,577	$82,364

Basic earnings per share for Common and Class B common stock (1):
Net income from continuing operations	$2.28	$2.57	$3.14
Net (loss) income from discontinued operations	—	(0.07)	0.01

Net income	$2.28	$2.49	$3.15

Diluted earnings per share for Common and Class B common stock (1):
Net income from continuing operations	$2.18	$2.43	$2.95
Net (loss) income from discontinued operations	—	(0.07)	—

Net income	$2.18	$2.36	$2.96

Weighted-average Common and Class B common shares and equivalent shares used to calculate earnings per share:
Basic	26,453	26,297	26,150
Diluted	27,736	27,824	27,829

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1)	Earnings per Common and Class B common share are calculated on an individual basis and, because of rounding, the summation of earnings from continuing operations and earnings (loss) from discontinued operations may not equal the amount calculated for earnings as a whole.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$41,444	$9,405
Accounts receivable, net	151,317	178,415
Inventories	250,914	288,149
Other current assets	13,028	13,203

Total current assets	456,703	489,172

Property and equipment, net	24,209	26,904
Goodwill	219,810	217,129
Other assets	15,339	16,908

	$716,061	$750,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$268	$275
Accounts payable	63,850	88,596
Accrued expenses and other current liabilities	43,706	40,493

Total current liabilities	107,824	129,364

Long-term obligations:
Borrowings under revolving credit agreement	20,000	54,000
Other long-term obligations, net of current portion	783	1,042

Total long-term obligations	20,783	55,042

Deferred income taxes and other liabilities	16,794	15,750

Commitments and contingencies (Notes 10 and 12)
Shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 30,882,931 and 30,513,096 shares issued in 2008 and 2007, respectively	15,442	15,256
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 3,813,620 and 3,721,687 shares issued in 2008 and 2007, respectively	1,907	1,861
Paid-in capital	282,636	267,669
Accumulated other comprehensive loss, net of tax	(1,125)	(431)
Retained earnings	386,225	375,207
Treasury stock, at cost, 6,370,913 and 6,265,313 shares of Common and Class B common stock in 2008 and 2007, respectively	(114,425)	(109,605)

Total shareholders’ equity	570,660	549,957

	$716,061	$750,113

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock and Class B Common Stock Shares	Common Stock and Class B Common Stock Amount	Paid-In Capital	Deferred Compensation on Non-Vested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2005	27,462,832	$16,627	$264,903	$(35,894)	$(478)	$290,383	$(84,891)	$450,650
Net income						82,364		82,364
Changes in unrealized gains and losses on available-for-sale securities and a derivative instrument, net of income taxes					352			352

Comprehensive income								82,716

Retirement of common stock	(150,086)	(75)	(10,488)					(10,563)
Common stock contribution to 401(k) plan	19,055	10	1,130					1,140
Stock issuances from exercise of stock options and employee stock purchase plan	460,144	230	8,143					8,373
Excess tax benefit from share-based compensation			8,371					8,371
Issuances of non-vested (restricted) shares of common stock	287,359	144	12,235					12,379
Forfeitures of non-vested (restricted) shares of common stock	(2,873)	(2)	2					—
Share-based compensation			5,020					5,020
Adoption of SFAS No. 123R, “Share-Based Payment”			(35,894)	35,894				—
Cash dividends declared on Common and Class B common stock, $0.95 per share						(26,372)		(26,372)
Purchase of treasury stock	(243,600)						(15,328)	(15,328)

Balance at December 31, 2006	27,832,831	16,934	253,422	—	(126)	346,375	(100,219)	516,386
Net income						65,577		65,577
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					(305)			(305)

Comprehensive income								65,272

Retirement of common stock	(17,291)	(9)	(893)					(902)
Common stock contribution to 401(k) plan	27,111	14	1,265					1,279
Stock issuances from exercise of stock options and employee stock purchase plan	268,652	133	4,488					4,621
Excess tax benefit from share-based compensation			3,462					3,462
Issuances of non-vested (restricted) shares of common stock	91,255	46	(46)					—
Forfeitures of non-vested (restricted) shares of common stock	(1,988)	(1)	1					—
Share-based compensation			5,970					5,970

(In thousands, except share and per share data)	Common Stock and Class B Common Stock Shares	Common Stock and Class B Common Stock Amount	Paid-In Capital	Deferred Compensation on Non-Vested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Cash dividends declared on Common and Class B common stock, $1.31 per share						(36,745)		(36,745)
Purchase of treasury stock	(231,100)						(9,386)	(9,386)

Balance at December 31, 2007	27,969,470	17,117	267,669	—	(431)	375,207	(109,605)	549,957
Net income						60,369		60,369
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes					(694)			(694)

Comprehensive income								59,675

Retirement of common stock	(261,014)	(131)	(9,798)					(9,929)
Common stock contribution to 401(k) plan	33,986	17	1,232					1,249
Stock issuances from exercise of stock options and employee stock purchase plan	643,796	323	12,344					12,667
Excess tax benefit from share-based compensation			4,758					4,758
Issuances of non-vested (restricted) shares of common stock	45,000	23	(23)					—
Share-based compensation			6,454					6,454
Cash dividends declared on Common and Class B common stock, $1.75 per share						(49,351)		(49,351)
Purchase of treasury stock	(105,600)						(4,820)	(4,820)

Balance at December 31, 2008	28,325,638	$17,349	$282,636	—	$(1,125)	$386,225	$(114,425)	$570,660

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2008	2007	2006
Cash flows from operating activities:
Net income	$60,369	$65,577	$82,364
Loss (income) from discontinued operations, net of income taxes	—	1,912	(131)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,071	6,420	5,786
Share-based compensation	6,454	5,970	5,020
Provision for doubtful accounts	3,816	3,086	3,484
Gain on sale of property and equipment	(170)	(23)	(199)
Gain on sale of available-for-sale securities	—	(1,299)	—
Deferred income tax provision	447	4,117	(659)
Non-cash contribution for 401(k) plan	1,249	1,279	1,140
Excess tax benefits from share-based compensation	(4,758)	(3,462)	(8,371)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	23,416	23,519	10,181
Inventories	37,153	46,416	(18,026)
Accounts payable and other liabilities	(23,020)	(48,390)	(10,193)
Other, net	1,446	1,649	(2,057)

Net cash provided by operating activities of continuing operations	113,473	106,771	68,339
Net cash provided by operating activities of discontinued operations	—	1,227	202

Net cash provided by operating activities	113,473	107,998	68,541

Cash flows from investing activities:
Capital expenditures	(3,973)	(6,071)	(9,883)
Purchases of available-for-sale securities	—	(5,240)	(2,847)
Proceeds from sale of discontinued operations	—	3,342	—
Proceeds from sale of available-for-sale securities	—	8,551	—
Business acquisitions, net of cash acquired	76	(108,972)	(9,889)
Proceeds from sale of property and equipment	226	428	448

Net cash used in investing activities of continuing operations	(3,671)	(107,962)	(22,171)
Net cash used in investing activities of discontinued operations	—	(38)	(109)

Net cash used in investing activities	(3,671)	(108,000)	(22,280)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(49,351)	(36,745)	(26,372)
Net (repayments) proceeds under current revolving credit agreement	(34,000)	54,000	—
Purchase of treasury stock	(4,820)	(9,386)	(15,328)
Net (repayments) proceeds from other long-term obligations	(266)	81	(64)
Net repayment under prior revolving credit agreement	—	(30,000)	—
Repayment of long-term notes	—	(10,000)	(10,000)
Payment of current revolving credit agreement costs	—	(476)	—
Excess tax benefits from share-based compensation	4,758	3,462	8,371
Net proceeds from issuances of common stock	5,916	4,131	3,822

Net cash used in financing activities	(77,763)	(24,933)	(39,571)

Net increase (decrease) in cash and cash equivalents	32,039	(24,935)	6,690
Cash and cash equivalents at beginning of year	9,405	34,340	27,650

Cash and cash equivalents at end of year	$41,444	$9,405	$34,340

The accompanying notes to consolidated financial statements are an integral part of these statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco”, which may be referred to as we, us or our) is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the United States. At December 31, 2008, we operated from 417 locations in 34 states.

Financial Statement Presentation

On July 19, 2007, we divested of our non-core staffing unit (see Note 13). All amounts related to this operation are restated as discontinued operations for all periods presented consistent with the 2007 presentation.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history, historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2008 and 2007, the allowance for doubtful accounts totaled $3,941 and $5,143, respectively. Although we believe the allowance is sufficient, the continuing declining economic conditions could lead to further deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market on a weighted-average cost basis. As part of the valuation process, inventory reserves are established to state excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories. At December 31, 2008 and 2007, inventory reserves totaled $5,009 and $6,268, respectively.

Vendor Rebates

We account for vendor rebates in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2008 and 2007, we have $4,416 and $4,692, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $279 and $732 at December 31, 2008 and 2007, respectively, are included in other assets in our consolidated balance sheets and are classified as available-for-sale. These equity securities are recorded at market using the specific identification method with unrealized holding losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2008 and 2007, $347 and $65 of unrealized losses, net of deferred tax benefits of $208 and $38, respectively, was included in accumulated OCL.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-7 years. Depreciation and amortization expense related to property and equipment amounted to $6,612, $6,196 and $5,725 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Intangible assets primarily consist of the value of trade names and trademarks, customer relationships and non-compete agreements. Indefinite life intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Intangible assets with finite lives are amortized using the straight-line method over their respective estimated useful lives, which range from 4 to 15 years. Amortization expense related to intangible assets amounted to $459, $224 and $61 for the years ended December 31, 2008, 2007 and 2006, respectively. Based on the current amount of finite lived intangible assets, we estimate amortization expense to be approximately $400 for each of the next five years (see Note 8).

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including intangible assets with finite lives, are tested for recoverability when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2008, there were no such events or circumstances.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (which superseded SAB No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B). Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies and is recorded when shipment of products or delivery of services has occurred. Assessment of collection is based on a number of factors, including past transactions, creditworthiness of customers, historical trends and other information. Substantially all customer returns relate to products that are returned under warranty obligations underwritten by manufacturers, effectively mitigating our risk of loss for customer returns. Taxes collected from our customers and remitted to governmental authorities are presented in our consolidated statements of income on a net basis.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $5,841, $6,314 and $6,050 for the years ended December 31, 2008, 2007 and 2006, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $6,444, $6,747 and $6,914 for the years ended December 31, 2008, 2007 and 2006, respectively.

Share-Based Compensation

We account for share-based compensation in accordance with the recognition and measurement provisions of SFAS No. 123R, “Share-Based Payment,” and related interpretations. See Note 6 for information on our share-based compensation plans.

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

For the basic earnings per share calculation, net income available to shareholders is allocated among our two classes of common stock: Common stock and Class B common stock. The allocation among each class is based upon the two-class method on a one-for-one per share basis. The following table shows how net income is allocated using this method:

Years Ended December 31,	2008	2007	2006
Net income available to shareholders	$60,369	$65,577	$82,364
Allocation of net income for Basic:
Common stock	$54,811	$59,733	$74,891
Class B common stock	5,558	5,844	7,473

	$60,369	$65,577	$82,364

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

The following summarizes the weighted-average number of Common and Class B common shares outstanding during the year and is used to calculate earnings per share of Common and Class B common stock including the potentially dilutive impact of stock options and non-vested (restricted) stock, calculated using the treasury stock method, as included in the calculation of diluted weighted-average shares:

Years Ended December 31,	2008	2007	2006
Weighted-average Common and Class B common shares outstanding for basic earnings per share	26,453,167	26,296,555	26,149,676

Weighted-average Common shares outstanding for basic earnings per share	24,017,621	23,952,942	23,776,968
Diluted shares resulting from:
Stock options	568,560	842,063	1,009,739
Non-vested (restricted) stock	714,772	685,378	669,723
Effect of assuming conversion of Class B common shares into Common stock	2,435,546	2,343,613	2,372,708

Shares for diluted earnings per share	27,736,499	27,823,996	27,829,138

Diluted earnings per share excluded 261,015, 219,640 and 153,500 shares for the years ended December 31, 2008, 2007 and 2006, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share. In addition, 338,765, 331,987 and 284,486 shares for the years ended December 31, 2008, 2007 and 2006, respectively, related to non-vested (restricted) stock were considered anti-dilutive and excluded from the earnings per share calculation.

Derivative Instruments

We apply the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCL and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 10 for further information regarding hedging activities.

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized (losses) gains on available-for-sale securities and the effective portion of cash flow hedges as further discussed in Note 10. The components of comprehensive income are as follows:

Years Ended December 31,	2008	2007	2006
Net income	$60,369	$65,577	$82,364
Changes in unrealized losses on derivative instruments, net of income tax (benefit) expense of $(248), $(137) and $205, respectively	(411)	(230)	342
Changes in unrealized (losses) gains on available-for-sale securities arising during the period, net of income tax (benefit) expense of $(170), $218 and $6, respectively	(283)	361	10
Reclassification adjustment for securities gains and losses on a derivative instrument realized in net income, net of income tax expense of $0, $262 and $0, respectively	—	(436)	—

Comprehensive income	$59,675	$65,272	$82,716

Recently Adopted Accounting Standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS No. 159 were effective for us beginning January 1, 2008. Upon adoption, we did not elect the fair value option for any items that were not already required to be measured at fair value in accordance with U.S. generally accepted accounting principles. As such, there was no impact on our consolidated financial statements upon adoption of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157, as originally issued, was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on February 12, 2008, the FASB issued Staff Position (“FSP”) No. SFAS 157-2, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed in financial statements at fair value on a recurring basis (at least annually). The provisions of SFAS No. 157 as they relate to financial assets and liabilities were effective for us beginning January 1, 2008. Upon adoption, there was no material impact on our consolidated financial statements. We are currently assessing the potential effect of SFAS No. 157 for our nonfinancial assets and liabilities on our consolidated financial statements.

In October 2008, the FASB issued FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which amended SFAS No. 157 to illustrate key considerations in determining the fair value of a financial asset in an inactive market. This FSP was effective for us beginning with the fourth quarter 2008 and did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 requires that non-vested share-based payment awards that contain nonforfeitable rights to dividends be considered participating securities and included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Upon adoption, all prior period earnings per share data presented in financial statements after the effective date shall be adjusted retrospectively to conform to the provisions of this FSP. FSP EITF 03-6-1 is effective for us retroactively in the first quarter ending March 31, 2009. We do not expect the adoption of FSP EITF 03-6-1 to have an impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133,” which requires enhanced disclosures about an entity’s derivative and hedging activities. In addition to disclosing the fair values of derivative instruments and their gains and losses in a tabular format, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We will adopt SFAS No. 161 beginning January 1, 2009 and do not expect a material impact on our consolidated financial statements. SFAS No. 161 does not change the accounting for derivative instruments.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 with early application prohibited. We will adopt SFAS No. 141R beginning January 1, 2009 and will change our accounting treatment for business combinations on a prospective basis.

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

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2008 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

2. Supplier Concentration

We have seven key suppliers of HVAC/R equipment products. Purchases from these seven suppliers comprised 48%, 48% and 47% of all purchases made in 2008, 2007 and 2006, respectively; with the largest supplier accounting for 16%, 17% and 17% of all purchases made in each of the years ended December 31, 2008, 2007 and 2006. Any significant interruption by the suppliers or a termination of a distribution agreement could disrupt the operations of certain subsidiaries.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2008	2007
Land	$1,106	$1,106
Buildings and improvements	24,447	24,109
Machinery, vehicles and equipment	28,615	29,025
Furniture and fixtures	17,374	18,004

	71,542	72,244
Less: accumulated depreciation and amortization	(47,333)	(45,340)

	$24,209	$26,904

4. Long-Term Obligations

Revolving Credit Agreement and Long-Term Notes

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300,000. Borrowings are used for general corporate purposes, including seasonal working capital needs, dividends, stock repurchases, acquisitions and issuance of letters of credit. Included in the facility are a $25,000 swingline subfacility and a $50,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis-points depending upon our ratio of total debt to EBITDA (LIBOR plus 37.5 basis-points at December 31, 2008). We pay a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis-points (7.5 basis-points at December 31, 2008). Alternatively, we may elect to have borrowings bear interest at the Prime Rate or the Federal Funds Rate plus our spread. The credit facility matures in August 2012. At December 31, 2008 and 2007, $20,000 and $54,000, respectively, were outstanding under the revolving credit agreement.

The $300,000 unsecured revolving credit agreement contains customary affirmative and negative covenants including two financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We were in compliance with all covenants and financial ratios at December 31, 2008.

A $125,000 unsecured private placement shelf facility was also maintained as a source of long-term borrowings through December 10, 2007. This uncommitted shelf facility provided fixed-rate financing as a complement to the variable rate borrowings available under the revolving credit agreement.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $783 and $1,042 at December 31, 2008 and 2007, respectively, relate to a mortgage loan and capital leases on equipment. Interest rates on other debt range from 1.0% to 11.1% and mature at varying dates through 2020. Annual maturities of other long-term obligations for the years subsequent to December 31, 2008 are as follows:

2009	$268
2010	163
2011	90
2012	56
2013	47
Thereafter	427

$1,051

Total cash payments for interest were $2,299, $4,557 and $4,345 for the years ended December 31, 2008, 2007 and 2006, respectively.

5. Income Taxes

The components of income tax expense from continuing operations are as follows:

Years Ended December 31,	2008	2007	2006
Federal	$32,493	$37,387	$45,399
State	3,728	3,106	3,941

	$36,221	$40,493	$49,340

Current	$35,774	$36,376	$49,999
Deferred	447	4,117	(659)

	$36,221	$40,493	$49,340

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.5	2.5	2.5

	37.5%	37.5%	37.5%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2008	2007
Current deferred tax assets:
Allowance for doubtful accounts	$1,626	$1,922
Capitalized inventory costs and inventory reserves	3,074	1,167
Self-insurance reserves	1,452	1,944
Other current deferred tax assets	1,168	1,672

Total current deferred tax assets (1)	7,320	6,705

Long-term deferred tax assets (liabilities):
Deductible goodwill	(25,503)	(22,680)
Net operating loss carryforwards	492	597
Unrealized loss on derivative instruments	483	236
Depreciation	1,287	1,296
Share-based compensation	8,289	6,397
Other long-term net deferred tax assets	238	83

Total net long-term deferred tax liabilities	(14,714)	(14,071)

Net deferred tax liabilities	$(7,394)	$(7,366)

(1)	Current deferred tax assets of $7,320 and $6,705 have been included in the consolidated balance sheets in other current assets at December 31, 2008 and 2007, respectively.

SFAS No. 109, “Accounting for Income Taxes,” requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that no valuation allowance was necessary at December 31, 2008 to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2008, there were state net operating loss carryforwards of $13,504, which expire in varying amounts from 2009 through 2028. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2008.

We are subject to U.S. federal income tax and income tax of multiple state jurisdictions. We are open to tax audits in the various jurisdictions until the respective statutes of limitations expire. In June 2008, the Internal Revenue Service finalized an examination of our federal income tax returns for the 2004 and 2005 tax years. The adjustments resulting from this examination did not have a material effect on our consolidated financial position, results of operations or cash flows. We are no longer subject to U.S. federal tax examinations for tax years prior to 2005. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2004. In connection with our adoption of FIN No. 48, we analyzed the filing positions in the federal and all state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. There was no material impact on our consolidated financial statements upon adoption of FIN No. 48 on January 1, 2007.

As of December 31, 2008 and 2007, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $2,296 and $2,173, respectively. Of these totals, $1,803 and $1,723, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2008 and 2007, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $362 and $217, respectively, and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

The change in gross unrecognized tax benefits during 2008 and 2007 is as follows:

Gross balance at January 1, 2007	$894
Additions based on tax positions related to the current year	1,226
Additions for tax positions of prior years	303
Reductions for tax positions of prior years	(250)

Gross balance at December 31, 2007	2,173
Additions based on tax positions related to the current year	256
Additions for tax positions of prior years	69
Reductions for tax positions of prior years	(202)

Gross balance at December 31, 2008	$2,296

Total cash payments, net of refunds, for income taxes were $25,270, $32,329 and $47,961 for the years ended December 31, 2008, 2007 and 2006, respectively.

6. Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 3,000,000 shares of Common and Class B common stock may be granted. A total of 1,573,630 shares of Common stock, net of cancellations and 1,044,811 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2008. There were 381,559 shares of common stock reserved for future grants as of December 31, 2008 under the 2001 Plan. There are 773,775 options of common stock outstanding under the 2001 Plan at December 31, 2008. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. There are 611,125 options of common stock outstanding under the 1991 Plan at December 31, 2008. Options under the 1991 Plan vest over two to five years of service and have contractual terms of ten years.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2008, and changes during 2008, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2008	1,970,908	$20.37
Granted	53,500	40.54
Exercised	(627,308)	19.11
Forfeited	(9,600)	36.36
Expired	(2,600)	19.89

Options outstanding at December 31, 2008	1,384,900	$21.79	2.03	$26,722

Options exercisable at December 31, 2008	1,129,365	$16.28	1.86	$26,360

The weighted-average grant date fair value of stock options granted during 2008, 2007 and 2006 was $7.06, $11.07 and $14.99, respectively. The total intrinsic value of stock options exercised during 2008, 2007 and 2006 was $11,986, $3,841 and $22,390, respectively. The fair value of stock options that vested during 2008, 2007 and 2006 was $2,158, $1,120 and $497, respectively.

A summary of non-vested (restricted) stock issued as of December 31, 2008, and changes during 2008, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2008	1,755,999	$29.77
Granted	45,000	43.04
Vested	(13,830)	50.93
Forfeited	—	—

Non-vested (restricted) stock outstanding at December 31, 2008	1,787,169	$29.94

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2008, 2007 and 2006 was $43.04, $52.34 and $67.94, respectively. The fair value of stock vested during 2008 and 2007 was $704 and $128, respectively. No non-vested (restricted) stock vested during 2006.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the table below. The fair value of each stock option award, which is subject to graded vesting, is expensed, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the stock option. We use historical data to estimate stock option forfeitures within the valuation model. All of the awards granted during 2008 meet the definition of “plain vanilla” options, as defined in SAB No. 107. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options. We will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life, in accordance with SAB No. 107, as amended by SAB No. 110. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on historical volatility of our stock.

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2008	2007	2006
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	2.13%	4.38%	4.91%
Expected volatility	27.33%	24.29%	24.08%
Expected dividend yield	3.40%	2.26%	1.35%

Share-Based Compensation Expense

Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. The following table provides information on share-based compensation expense and tax benefits recognized:

Years Ended December 31,	2008	2007	2006
Share-based compensation expense	$6,454	$5,970	$5,020
Income tax benefit	(2,420)	(2,239)	(1,883)

Share-based compensation expense, net of tax	$4,034	$3,731	$3,137

Cash received from Common stock issued as a result of stock options exercised during 2008, 2007 and 2006, was $5,235, $3,351 and $2,214, respectively. During 2008, 2007 and 2006, 261,014 shares of Common and Class B common stock with an aggregate market value of $9,929, 17,291 shares of Common stock with an aggregate market value of $902 and 150,086 shares of Common stock with an aggregate market value of $10,563, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. Upon delivery these shares were retired. The tax benefit realized for the tax deductions from share-based compensation plans totaled $5,095, $3,542 and $8,396, for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, there was $642 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.5 years. At December 31, 2008, there was $34,471 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 9.6 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $23,000 of the unrecognized share-based compensation for shares of non-vested stock is related to awards granted to our Chief Executive Officer that vest in approximately 10 years upon his attainment of age 78.

Employee Stock Purchase Plan

The Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) provides for up to 1,000,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock at specified times subject to certain restrictions. Effective January 1, 2006, the Watsco ESPP was amended to change the discount that employees can purchase shares of our Common stock to 5% of the fair market value and to remove certain restrictions. Prior to the amendment, employees could purchase shares of our Common stock at 85% of the fair market value. During 2008, 2007 and 2006, employees purchased 9,058, 11,059 and 28,232 shares of Common stock at an average price of $39.81, $47.39 and $48.88 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 7,430, 5,355 and 4,162 for the years ended December 31, 2008, 2007 and 2006, respectively. We received net proceeds of $681, $780 and $1,608, respectively, during 2008, 2007 and 2006, for shares of Watsco Common stock issued under the Watsco ESPP. At December 31, 2008, 101,423 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2008, 2007 and 2006, the aggregate contribution required to the plan was $1,249, $1,279 and $1,140, respectively. This contribution is made during the first quarter of the subsequent year.

7. Acquisitions

In August 2007, we acquired all of the assets and assumed all of the liabilities of ACR Group, Inc. (“ACR”), one of the nation’s largest distributors of air conditioning and heating products with 54 locations in Florida, Texas, California, Georgia, Tennessee, Arizona, Colorado, Louisiana, Nevada, and New Mexico, for $108,332 in cash, including acquisition costs and net of cash acquired. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of $67,361 in goodwill and other intangible assets, which is not deductible for tax purposes. The fair values of the assets acquired and liabilities assumed for the acquisition is as follows:

Accounts receivable	$27,493
Inventories	43,883
Property and equipment	6,256
Goodwill	60,811
Intangibles	6,550
Current and other assets	6,454
Accounts payable and accrued expenses	(38,579)
Other long-term liabilities	(4,536)

Cash used in acquisition, net of cash acquired	$108,332

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

In July 2007, one of our subsidiaries acquired substantially all of the assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from one location in Gonzales, Louisiana. The purchase price of the acquisition included a cash payment of $467, net of cash acquired.

In December 2006, one of our subsidiaries completed the acquisition of a distributor of air conditioning and heating products with 10 locations in Nebraska, Missouri and Kansas. The purchase price of the acquisition included a cash payment of $5,190.

In October 2006, one of our subsidiaries completed the acquisition of a wholesale distributor of refrigeration equipment with eight locations in Tennessee, Mississippi and Arkansas. The purchase price of the acquisition included a cash payment of $3,705, net of cash acquired.

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

The results of operations of these locations have been included in the consolidated financial statements from their respective dates of acquisition. The proforma effect of these acquisitions was not deemed significant on either an individual or aggregate basis to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

8. Goodwill and Intangibles

The recoverability of goodwill and indefinite life intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite life intangibles may not be recoverable. The identification and measurement of impairment involves the estimation of the fair value of the reporting unit and indefinite life intangibles and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimate of fair value of the reporting unit is based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, the continuing declining economic environment or market conditions.

On January 1, 2009, the annual impairment test was performed and it was determined there was no impairment. No factors have developed since the last impairment test that would indicate that the carrying value of goodwill and indefinite life intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2008 was $230,468. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2006	$157,558
Acquired goodwill	59,571

Balance at December 31, 2007	217,129
Purchase price adjustments, net	2,681

Balance at December 31, 2008	$219,810

Intangible assets, net, included in other assets in the consolidated balance sheets consist of:

December 31,	2008	2007
Unamortizable intangible assets:
Trade names and trademarks	$5,683	$5,683
Amortizable intangible assets:
Customer relationships	5,420	5,420
Non-compete agreements	369	369
Less: accumulated amortization	(814)	(355)

Amortizable intangible assets, net	4,975	5,434

	$10,658	$11,117

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

Our Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. During 2008, 2007 and 2006, 105,600, 231,100 and 243,600 Common shares were repurchased at a cost of $4,820, $9,386 and $15,328, respectively. In aggregate since the inception of the repurchase plan in 1999, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock were repurchased at a cost of $114,425. The remaining 1,129,087 shares authorized for repurchase are subject to certain restrictions included in our debt agreement.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2008 and 2007, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

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

At December 31, 2008 and 2007, two interest rate swap agreements were in effect with notional values of $10,000 each, maturing in October 2009 and October 2011. The swap agreement maturing in October 2009 exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. The swap agreement maturing in October 2011 exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. During the years ended December 31, 2008 and 2007, both hedging relationships were determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $30,000, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007 and 2006, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $1,287 and $628 at December 31, 2008 and 2007, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets. At December 31, 2008, 2007 and 2006, $778, net of deferred tax benefits of $467, $366, net of deferred tax benefits of $219 and $136, net of deferred tax benefits of $82 was included in accumulated OCL associated with cash flow hedges.

The net change in OCL during 2008, 2007 and 2006, reflected the reclassification of $274, net of income tax benefit of $164, $128, net of income tax benefit of $77 and $221, net of income tax benefit of $132, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net unrealized loss recorded in accumulated OCL will be reclassified to earnings on a monthly basis as interest payments occur. We estimate that approximately $800 in unrealized losses on the derivative instruments accumulated in OCL are expected to be reclassified to earnings during 2009 using a current one month LIBOR-based average receive rate (1.17% at December 31, 2008).

Off-Balance Sheet Financial Instruments

At December 31, 2008 and 2007, we were contingently liable under standby letters of credit aggregating $4,627 and $4,992, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

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

11. Fair Value Measurements

Effective January 1, 2008, we adopted SFAS No. 157 for our financial assets and liabilities, which defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated among the appropriate levels within the fair value hierarchy:

	Fair Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using
Description		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$279	$279	—	—
Liabilities:
Derivative financial instruments	$1,287	—	$1,287	—

The following is a description of the valuation techniques used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of SFAS No. 157:

Available-for-sale securities – the investments are exchange-traded equity securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

Derivative financial instruments – the derivatives are pay-variable, receive fixed interest rate swaps based on 30-day LIBOR. Fair value is based on model-derived valuations using the respective LIBOR rate, which is observed at quoted intervals for the full term of the swaps. Therefore, the derivatives are classified within Level 2 of the fair value hierarchy. See Note 10 for further discussion on our derivative financial instruments.

12. Commitments and Contingencies

Litigation, Claims and Assessments

In November 2007, one of our subsidiaries was named in a complaint filed in the Circuit Court of the Seventh Judicial Circuit, in and for, Volusia County, Florida, brought by CODISCO, Inc. and CODISCO International, Inc. (“CODISCO”), an existing landlord of facilities leased by our subsidiary. CODISCO alleged that eleven former and existing leased premises were not properly maintained and that our subsidiary failed to perform the necessary repairs breaching the lease agreements. During January 2009, an Order of Joint Stipulation for Voluntary Dismissal with Prejudice regarding this complaint was granted.

We are involved in other litigation incidental to the operation of our business. We vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, we do not believe the ultimate liability associated with any known claims or litigation will have a material impact to our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained for company-wide casualty insurance programs and for one subsidiary’s health benefit program. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $3,875 and $4,593 at December 31, 2008 and 2007, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entities

As of December 31, 2008, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entities meet the definition of variable interest entities (“VIEs”), however, based on the criteria set forth in FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $5,200. See Note 12, “Self-Insurance,” for additional discussion of commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2008, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation to make minimum annual royalty payments of $1,000 through 2011.

Operating Leases

We are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2017. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates.

As of December 31, 2008, future minimum lease payments under non-cancelable operating leases are as follows:

2009	$46,255
2010	36,744
2011	26,943
2012	18,724
2013	12,085
Thereafter	14,698

$155,449

Rental expense for the years ended December 31, 2008, 2007 and 2006 was $45,606, $42,739 and $36,333, respectively.

13. Discontinued Operations

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

Included in discontinued operations as presented in our consolidated statements of income are the following:

Years Ended December 31,	2007	2006
Revenues	$12,431	$29,545
(Loss) income from discontinued operations	(3,060)	210
Income tax benefit (expense)	1,148	(79)
Net (loss) income from discontinued operations	(1,786)	131
Loss on sale of discontinued operations	(126)	—

14. Related Party Transaction

A member of the Board of Directors is the President and Chief Executive Officer of Greenberg Traurig, LLP, which serves as our principal outside counsel and receives customary fees for legal services. During 2008, 2007 and 2006, this firm was paid $128, $78 and $295, respectively, for services performed.

15. Subsequent Event

In February 2009, our Board of Directors approved an increase in the quarterly cash dividend to $0.48 per share from $0.45 per share.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2008
Revenues (1)	$380,399	$509,822	$475,225	$334,791	$1,700,237
Gross profit	98,004	131,060	126,673	86,257	441,994
Net income	$7,644	$26,050	$23,332	$3,343	$60,369

Earnings per share for Common and Class B common stock (2):
Basic	$0.29	$0.98	$0.88	$0.13	$2.28

Diluted	$0.28	$0.94	$0.84	$0.12	$2.18

Year Ended December 31, 2007
Revenues (1)	$370,681	$471,110	$518,596	$397,635	$1,758,022
Gross profit	95,313	119,592	130,932	101,148	446,985
Net income from continuing operations	10,978	24,448	25,364	6,699	67,489
Loss from discontinued operations, net of income taxes	164	1,598	116	34	1,912

Net income	$10,814	$22,850	$25,248	$6,665	$65,577

Basic earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.42	$0.93	$0.96	$0.26	$2.57
Net loss from discontinued operations	0.01	0.06	—	—	0.07

Net income	$0.41	$0.87	$0.96	$0.25	$2.49

Diluted earnings per share for Common and Class B common stock (2):
Net income from continuing operations	$0.40	$0.88	$0.91	$0.24	$2.43
Net loss from discontinued operations	0.01	0.06	—	—	0.07

Net income	$0.39	$0.82	$0.90	$0.24	$2.36

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly earnings per Common and Class B common share are calculated on an individual basis and, because of rounding and changes in the weighted-average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange under the symbol WSO and our Class B common stock is traded on the American Stock Exchange under the symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and American Stock Exchange, respectively, and dividends paid per share for each quarter during the years ended December 31, 2008 and 2007. At February 24, 2009, excluding shareholders with stock in street name, there were 325 Common stock shareholders of record and 131 Class B common stock shareholders of record.

	Common		Class B		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2008:
First quarter	$43.80	$31.44	$44.50	$31.15	$.40	$.40
Second quarter	47.47	40.27	47.82	40.30	.45	.45
Third quarter	58.49	40.86	55.55	41.42	.45	.45
Fourth quarter	49.00	30.62	49.07	30.85	.45	.45

Year Ended December 31, 2007:
First quarter	$54.15	$45.76	$53.50	$46.03	$.25	$.25
Second quarter	63.50	48.97	63.39	48.71	.33	.33
Third quarter	58.26	45.50	58.33	46.42	.33	.33
Fourth quarter	45.37	35.54	45.40	35.52	.40	.40