Form 10-K, Exhibit 13
period 2009-12-31
WATSCO INC
filed 2010-02-26
CIK 105016

Exhibit 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2009 (1)	2008	2007 (2)(4)	2006 (3)(4)	2005 (4)
OPERATING DATA
Revenues	$2,001,815	$1,700,237	$1,758,022	$1,771,214	$1,658,249
Gross profit	480,832	441,994	446,985	457,270	418,479
Operating income	81,060	98,608	111,154	135,394	117,283
Net income from continuing operations	51,573	60,369	67,489	82,233	70,528
(Loss) income from discontinued operations, net of income taxes	—	—	(1,912)	131	(509)
Net income	51,573	60,369	65,577	82,364	70,019
Less: net income attributable to the noncontrolling interest	(8,259)	—	—	—	—

Net income attributable to Watsco, Inc.	$43,314	$60,369	$65,577	$82,364	$70,019

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock:
Net income from continuing operations attributable to Watsco, Inc. shareholders	$1.40	$2.09	$2.34	$2.85	$2.47
Net (loss) income from discontinued operations attributable to Watsco, Inc. shareholders	—	—	(0.07)	0.01	(0.02)

Net income attributable to Watsco, Inc. shareholders	$1.40	$2.09	$2.27	$2.86	$2.45

Cash dividends declared and paid per share:
Common stock	$1.89	$1.75	$1.31	$0.95	$0.62
Class B common stock	$1.89	$1.75	$1.31	$0.95	$0.62
Weighted-average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	28,521	27,022	27,139	27,159	27,195
Common stock outstanding	32,139	28,326	27,969	27,833	27,463

BALANCE SHEET DATA
Total assets	$1,160,613	$716,061	$750,113	$710,368	$677,884
Long-term obligations	13,429	20,783	55,042	30,118	40,189
Shareholders’ equity	894,808	570,660	549,957	516,386	450,650

(1)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. We also adopted the provisions of revised accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination effective January 1, 2009.
(2)	Effective January 1, 2007, we adopted the provisions of accounting guidance related to uncertainty in income taxes.
(3)	Effective January 1, 2006, the provisions of accounting guidance on share-based payments were adopted using the modified prospective transition method.
(4)	On July 19, 2007, we divested of our non-core staffing unit. All amounts related to this operation are restated as discontinued operations.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. On July 1, 2009, we completed the formation of a joint venture with Carrier Corporation (“Carrier”), a unit of United Technologies Corporation, to distribute Carrier, Bryant and Payne products throughout the U.S. Sunbelt, Latin America and the Caribbean. In the formation of the joint venture, Carrier contributed 95 locations in the U.S. Sunbelt and Puerto Rico and the export division located in Miami, Florida and we contributed 15 locations that currently distribute Carrier, Bryant and Payne products. We purchased a 60% controlling interest in the joint venture for consideration of $172.0 million and a fair value of $181.5 million with options to purchase up to an additional 20% interest from Carrier (10% beginning in July 2012 and an additional 10% in July 2014). We issued 3,080,469 shares of Common and Class B common stock for consideration of $147.0 million and a fair value of $151.1 million to Carrier and contributed 15 locations that presently sell Carrier-manufactured products for consideration of $25.0 million as total consideration for our 60% controlling interest in the joint venture. Carrier Enterprise, LLC (“Carrier Enterprise”), operates 110 locations in 20 states and Puerto Rico and serves over 19,000 air conditioning and heating contractors. Including Carrier Enterprise, we operate from 505 locations in 36 states and serve over 50,000 customers.

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

Items Affecting Comparability between Periods

Refer to Note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting standards.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. At least quarterly, management reevaluates its judgments and estimates, which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

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

The allowance for doubtful accounts was $10.9 million and $3.9 million at December 31, 2009 and 2008, respectively, an increase of $7.0 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2009 increased to 5.8% compared to 3.4% at December 31, 2008. These increases are attributable to the 95 Carrier Enterprise locations added in July 2009.

Although we believe the allowance for doubtful accounts is sufficient, any continuing declining economic conditions could lead to further deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. We also have access to a credit insurance program which is used as an additional means to mitigate credit risk.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market using a weighted-average cost basis and the first-in, first-out method. As part of the valuation process, inventory reserves are established to state excess, slow-moving and damaged inventories at their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. Inventory reserve policies are periodically reviewed, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill and indefinite lived intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite lived intangibles may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. Indefinite lived intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. The estimates of fair value of the reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions.

On January 1, 2010, the annual impairment tests were performed and it was determined there was no impairment. No factors have developed since the last impairment tests that would indicate that the carrying value of goodwill and indefinite lived intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2009 was $361.8 million. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $7.1 million and $3.9 million at December 31, 2009 and 2008, respectively, were established related to such insurance programs. The increase in the self-insurance reserves reflects changing our health benefit plan from fully insured to a self-insured plan effective January 1, 2009 and the addition of Carrier Enterprise on July 1, 2009.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations. At December 31, 2009 and 2008, there was no valuation allowance recorded.

Discontinued Operations

During June 2007, our Board of Directors approved and we executed an agreement to sell the stock of our non-core staffing unit, Dunhill Staffing Systems, Inc. (“Dunhill”). The amounts related to this operation are presented as discontinued operations in our consolidated statement of income and our consolidated statement of cash flows for 2007. See Note 13 to the consolidated financial statements for further information.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Revenues	100.0%	100.0%	100.0%
Cost of sales	76.0	74.0	74.6

Gross profit	24.0	26.0	25.4
Selling, general and administrative expenses	20.0	20.2	19.1

Operating income	4.0	5.8	6.3
Interest expense, net	0.1	0.1	0.2

Income from continuing operations before income taxes	3.9	5.7	6.1
Income taxes	1.3	2.1	2.3

Net income from continuing operations	2.6	3.6	3.8
Loss from discontinued operations, net of income taxes	—	—	0.1

Net income	2.6	3.6	3.7
Less: net income attributable to the noncontrolling interest	0.4	—	—

Net income attributable to Watsco, Inc.	2.2%	3.6%	3.7%

The following narratives include the results of operations for businesses acquired during 2009 and 2007. The operating results of acquisitions have been included in the consolidated results beginning on their respective dates of acquisition. The pro forma effect of these acquisitions, excluding Carrier Enterprise, was not deemed significant on either an individual or an aggregate basis in the related acquisition year. There were no businesses acquired during 2008. In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within close geographical proximity to existing locations. Additionally, the following narratives include the results of operations of our continuing operations only and exclude the results of our discontinued operation, Dunhill.

2009 Compared to 2008

Revenues

Revenues in 2009 increased $301.6 million, or 18%, to $2,002 million, including a $595.6 million contribution from locations acquired and opened during the prior 12 months, offset by $14.4 million from closed locations. On a same-store basis, revenues declined $279.6 million, or 17%, over 2008 and reflected a decline of 11% in sales of HVAC equipment, a 24% decline in sales of other HVAC products and a 16% decline in sales of refrigeration products. Revenues were impacted by lower demand experienced during the current economic conditions and lower pricing on certain commodity products that are sensitive to changes in commodity prices (copper tubing, galvanized sheet metal and refrigerant). These commodity products accounted for approximately $90.0 million of the same-store revenue decline and in aggregate represented 12% of revenues on a same-store basis.

Gross Profit

Gross profit in 2009 increased $38.8 million, or 9%, to $480.8 million. Gross profit margin decreased 200 basis-points to 24.0% in 2009 from 26.0% in 2008, reflecting lower gross margins achieved by Carrier Enterprise. On a same-store basis, gross profit margin declined 60 basis-points to 25.4% versus 26.0% in 2008. The decline of same-store gross profit margin is primarily due to lower margins on certain commodity products that are sensitive to changes in commodity prices, a shift in sales mix toward HVAC equipment, which generates a lower gross profit margin versus non-equipment products and generally more competitive pricing conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2009 increased $56.4 million, or 16%, to $399.8 million. Selling, general and administrative expenses as a percent of revenues decreased to 20.0% in 2009 from 20.2% in 2008. Selling, general and administrative expenses include $4.8 million of transaction costs primarily associated with the closing and transition of Carrier Enterprise in 2009. On a same-store basis, selling, general and administrative expenses were down 13% compared to 2008, primarily due to ongoing cost savings initiatives implemented in early 2008.

Operating Income

Operating income in 2009 decreased $17.5 million, or 18%, to $81.1 million. Operating margin decreased 180 basis-points to 4.0% in 2009 from 5.8% in 2008. On a same-store basis, operating margin declined 150 basis-points to 4.4% versus 5.9% in 2008.

Interest Expense, Net

Net interest expense in 2009 increased $0.7 million, or 35%, primarily as a result of the additional amortization of bank fees (included in interest expense, net) related to the amendment of our existing revolving credit agreement required to consummate the joint venture and the establishment of the Carrier Enterprise revolving credit agreement, partially offset by a 42% decrease in average outstanding borrowings as compared to 2008.

Income Taxes

Income taxes of $26.8 million consist of the income taxes attributable to Watsco’s wholly-owned operations and 60% of income taxes attributable to Carrier Enterprise, which is taxed as a partnership for income tax purposes. The effective income tax rate attributable to Watsco, Inc. was 37.8% in 2009 versus 37.5% in 2008. The increase is primarily due to a higher state effective tax rate associated with Carrier Enterprise. Our overall effective income tax rate was 34.2% in 2009 versus 37.5% in 2008.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco decreased $17.1 million, or 28%, to $43.3 million. The decrease was primarily driven by the lower gross profit margin and the higher levels of selling, general and administrative expenses discussed above.

2008 Compared to 2007

Revenues

Revenues in 2008 decreased $57.8 million, or 3%, to $1,700 million, including a $133.4 million contribution from locations acquired and opened during the prior 12 months, offset by $13.6 million from closed locations. On a same-store basis, revenues declined $177.6 million, or 10%, over 2007 and reflected a decline of 10% in sales of HVAC equipment, an 11% decline in sales of other HVAC products and a 5% decline in sales of refrigeration products. Revenues in 2008 were impacted by significantly lower demand in the new construction market.

Gross Profit

Gross profit in 2008 decreased $5.0 million, or 1%, to $442.0 million. Gross profit margin improved 60 basis-points to 26.0% in 2008 from 25.4% in 2007 and improved 70 basis-points on a same-store basis. The expansion of gross profit margin is primarily due to increased sales of high-efficiency air conditioning systems, an improved sales mix to the repair and replacement market and execution on gross profit margin enhancement initiatives.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2008 increased $7.6 million, or 2%, to $343.4 million. Selling, general and administrative expenses as a percent of revenues increased to 20.2% in 2008 from 19.1% in 2007 primarily as a result of lower same-store revenues and the relative inefficiency of fixed operating costs following a decline in revenues. On a same-store basis, including locations closed during 2008, selling, general and administrative expenses decreased 6% compared to 2007 primarily due to decreases in selling expenses related to our decreased revenues, other cost reductions and efficiency initiatives including facility rationalization and headcount reductions and lower incentive-based compensation as a result of our decreased revenues.

Operating Income

Operating income in 2008 decreased $12.5 million, or 11%, to $98.6 million. Operating margin decreased 50 basis-points to 5.8% in 2008 from 6.3% in 2007. On a same-store basis, operating margin declined 40 basis-points to 6.0% versus 6.4% in 2007.

Interest Expense, Net

Net interest expense in 2008 decreased $1.2 million, or 36%, compared to 2007, primarily due to a 24% decrease in average outstanding borrowings and a lower effective interest rate.

Income Taxes

The effective tax rate was 37.5% in 2008 and 2007.

Net Income attributable to Watsco, Inc.

Net income attributable to Watsco, Inc. for 2008 decreased $5.2 million, or 8%, to $60.4 million. The decrease was primarily a result of lower revenues.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peak in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash flows generated from operating activities;

•	the adequacy of available bank lines of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	dividend payments;

•	the timing and extent of common stock repurchases; and

•	capital expenditures.

We rely on cash flows from operations and our lines of credit to fund seasonal working capital needs, financial commitments and short-term liquidity needs, including funds necessary for business acquisitions. Disruptions in the capital and credit markets, such as those that have been experienced during 2008 and 2009 could adversely affect our ability to draw on our lines of credit. Our access to funds under the lines of credit is dependent on the ability of the banks to meet their funding commitments. Disruptions in capital and credit markets have also affected the determination of interest rates for borrowers, particularly rates based on LIBOR, as are our lines of credit. Continued disruptions in these markets and their effect on interest rates could result in increased borrowing costs under our lines of credit. We believe that, at present, cash flows from operations combined with those available under our lines of credit are sufficient to satisfy our current liquidity needs, including our anticipated dividend payments and capital expenditures.

Cash Flows

The following table summarizes our cash flow activity for 2009 and 2008:

	2009	2008	Change
Operating activities	$88.3	$113.5	$(25.2)
Investing activities	$(15.5)	$(3.7)	$(11.8)
Financing activities	$(56.1)	$(77.8)	$21.7

Operating Activities

Cash flows provided by operating activities provides us with a significant source of liquidity. The decrease in net cash provided by operating activities was principally attributable to lower reductions in inventories and lower net income in 2009 compared to 2008.

Investing Activities

The increase in net cash used in investing activities is primarily due to cash used to acquire businesses in 2009 for $9.8 million and an increase in capital expenditures of $1.9 million.

The final purchase price of Carrier Enterprise was subject to an adjustment of $7.2 million, of which $1.4 million was payable to Carrier at December 31, 2009.

In August 2009, a capital contribution in the amount of $80.0 million was made to Carrier Enterprise pursuant to the Purchase and Contribution Agreement. Our share of the contribution totaling $48.0 million was made as an additional capital contribution to Carrier Enterprise in cash. Carrier’s share of the contribution totaling $32.0 million consisted of inventory.

In August 2009, one of our subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from six locations in Utah and serving over 500 customers. The purchase price of the acquisition included a cash payment of $4.0 million.

The results of operations of these acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the August 2009 acquisition was not deemed significant to the consolidated financial statements.

Financing Activities

The decrease in net cash used in financing activities is primarily attributable to $26.8 million lower net debt repayments under our revolving credit agreement, a $4.8 million increase in excess tax benefits resulting from share-based compensation and $4.4 million higher net proceeds from issuances of common stock in 2009, partially offset by an increase of $7.7 million in dividends paid, $6.7 million revolving credit agreements fees paid and $4.8 million distribution made to the noncontrolling interest in 2009.

Working capital increased to $531.4 million at December 31, 2009 from $348.9 million at December 31, 2008 primarily due to the 95 new locations added by Carrier Enterprise in July 2009, which added $236.3 million of working capital. Excluding these new locations, working capital was $295.1 million.

Revolving Credit Agreements

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. The credit facility matures in August 2012. At December 31, 2009 and 2008, $12.8 million and $20.0 million were outstanding under this revolving credit agreement, respectively.

On July 1, 2009, we amended our $300.0 million credit agreement to provide for the consummation of Carrier Enterprise. We paid an amendment fee of $5.5 million, which is being amortized ratably through the maturity of the facility in August 2012. All other significant terms and conditions remained the same, including capacity, pricing and covenant structure.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2009.

On July 1, 2009, Carrier Enterprise entered into a separate secured three-year $75.0 million revolving credit agreement with three lenders. Borrowings under the credit facility will be used by Carrier Enterprise for general corporate purposes, including working capital and permitted acquisitions. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise. Carrier Enterprise paid $1.2 million of fees in connection with the credit agreement, which is being amortized ratably through the maturity of the facility in July 2012. As of December 31, 2009, $0.01 million was outstanding under this credit facility.

The revolving credit agreement contains customary affirmative and negative covenants and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to Carrier Enterprise’s leverage and interest coverage ratios and limits the level of capital expenditures in addition to other restrictions. We believe Carrier Enterprise was in compliance with all covenants and financial ratios at December 31, 2009.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2009, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2010	2011	2012	2013	2014	Thereafter	Total
Non-cancelable operating lease obligations	$62.9	$47.9	$33.1	$24.5	$17.1	$27.2	$212.7
Minimum royalty payments	1.0	1.0	—	—	—	—	2.0
Other debt	0.2	0.1	0.1	—	—	0.4	0.8

Total Contractual Obligations	$64.1	$49.0	$33.2	$24.5	$17.1	$27.6	$215.5

Commercial obligations outstanding at December 31, 2009 under the revolving credit agreements consist of borrowings totaling $10.0 million and standby letters of credit totaling $3.8 million. Borrowings under the revolving credit agreements at December 31, 2009 had revolving maturities of 30 days and letters of credit had varying terms expiring through August 2010.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2009. See Note 10 to the consolidated financial statements for further information.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of 7.5 million shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 105,600 shares at a cost of $4.8 million in 2008 and 231,100 shares at a cost of $9.4 million in 2007. No shares were repurchased in 2009. In aggregate, 6.4 million shares of Common stock and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. The remaining 1.1 million shares authorized for repurchase are subject to certain restrictions included in our revolving credit agreement.

Common Stock Dividends

Cash dividends per share of $1.89, $1.75 and $1.31 for Common stock and Class B common stock were paid in 2009, 2008 and 2007, respectively. In February 2010, the Board of Directors approved an increase to the quarterly cash dividend rate to $0.52 per share from $0.48 per share of Common and Class B common stock beginning with the next regular scheduled dividend declaration in April 2010. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, and restrictions under our revolving credit agreement, future prospects and other factors deemed relevant by our Board of Directors.

Capital Resources

We believe we have adequate availability of capital from operations and our current credit facilities to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2009, we had cash and cash equivalents on hand and additional borrowing capacity (subject to certain restrictions) under our revolving credit agreements to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe our financial position and earnings history provide a sufficient base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities.

Quantitative and Qualitative Disclosures about Market Risk

The primary market risk exposure for Watsco is interest rate risk. The objective in managing the exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, interest rate swaps are used to manage net exposure to interest rate changes to our borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit losses. All items described are non-trading. See Notes 1 and 10 to the consolidated financial statements for further information.

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

At December 31, 2009, one interest rate swap agreement was in effect with a notional amount of $10.0 million, to manage the net exposure to interest rate changes related to $10.0 million of borrowings under our revolving credit agreement. The swap agreement matures in October 2011 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required in 2009, 2008 and 2007.

We were party to an interest rate swap agreement with a notional amount of $10.0 million, which matured on October 31, 2009, that was designated as a cash flow hedge and effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009, 2008 and 2007, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $30.0 million, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $0.7 million and $1.3 million at December 31, 2009 and 2008, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets.

At December 31, 2009 and 2008, our exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis-point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2009 and 2008, net income would decrease or increase by approximately $.1 million on an annual basis if there were an immediate 100 basis-point increase or decrease, respectively, in one month LIBOR. Disruptions in the capital and credit markets have also affected the determination of interest rates for LIBOR-based borrowers. Disruptions in these markets and their affect on interest rates could result in increased borrowings than our sensitivity analysis determined. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

Recent Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements for a discussion of recent accounting pronouncements.

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

Actual results could differ materially from these forward-looking statements as a result of several factors, including:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates; and

•	the continued viability of our business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences to or effects on our business or operations. A discussion of certain of these risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in our 2009 Annual Report in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which section has been incorporated in the Form 10-K by reference. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information.

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

On July 1, 2009, we completed the formation of a joint venture, Carrier Enterprise, LLC (“Carrier Enterprise”). As permitted by Securities and Exchange Commission guidance, the scope of our Section 404 evaluation for the fiscal year ended December 31, 2009 does not include the internal controls over financial reporting of the 95 locations added by Carrier Enterprise. Carrier Enterprise is included in our consolidated financial statements from the date the joint venture was formed and represented approximately 43% of total consolidated assets at December 31, 2009 and approximately 29% of revenues for the year ended December 31, 2009. From the acquisition date to December 31, 2009, the processes and systems of Carrier Enterprise were discrete and did not significantly impact internal controls over financial reporting for our other consolidated subsidiaries.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Carrier Enterprise, LLC (“Carrier Enterprise”) during 2009, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, Carrier Enterprise’s internal control over financial reporting, which represented approximately 43% of the Company’s total consolidated assets as of December 31, 2009 and approximately 29% of consolidated revenues for the year ended December 31, 2009, included in the consolidated financial statements of Watsco, Inc. and subsidiaries as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of Watsco, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of Carrier Enterprise.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Watsco, Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of income, cash flows, and shareholders’ equity for the year ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Miami, Florida

February 26, 2010

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of income, cash flows, and shareholders’ equity for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company changed its accounting and reporting for business combinations, noncontrolling interests, and earnings per share.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Miami, Florida

February 26, 2010

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated balance sheet of Watsco, Inc. (a Florida Corporation) and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Miami, Florida

February 27, 2009 (except for earnings per share amounts as discussed in Note 1 - Accounting Changes - Earnings per Share, as to which the date is February 26, 2010)

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2009	2008	2007
Revenues	$2,001,815	$1,700,237	$1,758,022
Cost of sales	1,520,983	1,258,243	1,311,037

Gross profit	480,832	441,994	446,985
Selling, general and administrative expenses	399,772	343,386	335,831

Operating income	81,060	98,608	111,154
Interest expense, net	2,731	2,018	3,172

Income from continuing operations before income taxes	78,329	96,590	107,982
Income taxes	26,756	36,221	40,493

Net income from continuing operations	51,573	60,369	67,489

Loss from discontinued operations, net of income taxes (Note 13)	—	—	(1,912)
Net income	51,573	60,369	65,577
Less: net income attributable to the noncontrolling interest	(8,259)	—	—

Net income attributable to Watsco, Inc.	$43,314	$60,369	$65,577

Basic earnings per share for Common and Class B common stock:
Net income from continuing operations attributable to Watsco, Inc. shareholders	$1.40	$2.14	$2.41
Net loss from discontinued operations attributable to Watsco, Inc. shareholders	—	—	(0.07)

Net income attributable to Watsco, Inc. shareholders	$1.40	$2.14	$2.34

Diluted earnings per share for Common and Class B common stock:
Net income from continuing operations attributable to Watsco, Inc. shareholders	$1.40	$2.09	$2.34
Net loss from discontinued operations attributable to Watsco, Inc. shareholders	—	—	(0.07)

Net income attributable to Watsco, Inc. shareholders	$1.40	$2.09	$2.27

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$58,093	$41,444
Accounts receivable, net	266,284	151,317
Inventories	410,078	250,914
Other current assets	20,843	13,028

Total current assets	755,298	456,703

Property and equipment, net	33,118	24,209
Goodwill	303,257	219,810
Intangible assets	58,566	10,658
Other assets	10,374	4,681

	$1,160,613	$716,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$151	$268
Accounts payable	145,825	63,850
Accrued expenses and other current liabilities	77,950	43,706

Total current liabilities	223,926	107,824

Long-term obligations:
Borrowings under revolving credit agreements	12,763	20,000
Other long-term obligations, net of current portion	666	783

Total long-term obligations	13,429	20,783

Deferred income taxes and other liabilities	28,450	16,794

Commitments and contingencies (Notes 10 and 12)
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 34,209,913 and 30,882,931 shares issued in 2009 and 2008, respectively	17,105	15,442
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,299,644 and 3,813,620 shares issued in 2009 and 2008, respectively	2,150	1,907
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	461,563	282,636
Accumulated other comprehensive loss, net of tax	(821)	(1,125)
Retained earnings	372,454	386,225
Treasury stock, at cost, 6,370,913 shares of Common and Class B common stock in 2009 and 2008	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	738,026	570,660

Noncontrolling interest	156,782	—

Total shareholders’ equity	894,808	570,660

	$1,160,613	$716,061

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2006	27,832,831	$16,934	$253,422	$(126)	$346,375	$(100,219)	—	$516,386
Net income					65,577			65,577
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				(305)				(305)

Comprehensive income								65,272

Retirement of common stock	(17,291)	(9)	(893)					(902)
Common stock contribution to 401(k) plan	27,111	14	1,265					1,279
Stock issuances from exercise of stock options and employee stock purchase plan	268,652	133	4,488					4,621
Excess tax benefit from share-based compensation			3,462					3,462
Issuances of non-vested (restricted) shares of common stock	91,255	46	(46)					—
Forfeitures of non-vested (restricted) shares of common stock	(1,988)	(1)	1					—
Share-based compensation			5,970					5,970
Cash dividends declared on Common and Class B common stock, $1.31 per share					(36,745)			(36,745)
Purchase of treasury stock	(231,100)					(9,386)		(9,386)

Balance at December 31, 2007	27,969,470	17,117	267,669	(431)	375,207	(109,605)	—	549,957
Net income					60,369			60,369
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				(694)				(694)

Comprehensive income								59,675

Retirement of common stock	(261,014)	(131)	(9,798)					(9,929)
Common stock contribution to 401(k) plan	33,986	17	1,232					1,249
Stock issuances from exercise of stock options and employee stock purchase plan	643,796	323	12,344					12,667
Excess tax benefit from share-based compensation			4,758					4,758
Issuances of non-vested (restricted) shares of common stock	45,000	23	(23)					—
Share-based compensation			6,454					6,454
Cash dividends declared on Common and Class B common stock, $1.75 per share					(49,351)			(49,351)
Purchase of treasury stock	(105,600)					(4,820)		(4,820)

Balance at December 31, 2008	28,325,638	17,349	282,636	(1,125)	386,225	(114,425)	—	570,660

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2008	28,325,638	17,349	282,636	(1,125)	386,225	(114,425)	—	570,660
Net income					43,314		8,259	51,573
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				304				304

Comprehensive income								51,877

Retirement of common stock	(206,029)	(103)	(9,335)					(9,438)
Common stock contribution to 401(k) plan	33,779	17	1,280					1,297
Stock issuances from exercise of stock options and employee stock purchase plan	823,320	412	11,885					12,297
Excess tax benefit from share-based compensation			9,589					9,589
Issuances of non-vested (restricted) shares of common stock	86,635	43	(43)					—
Forfeitures of non-vested (restricted) shares of common stock	(5,168)	(3)	3					—
Share-based compensation			5,264					5,264
Cash dividends declared on Common and Class B common stock, $1.89 per share					(57,085)			(57,085)
Common and Class B common stock issued for joint venture	3,080,469	1,540	149,516					151,056
Fair value increment over carrying value of locations contributed to joint venture			10,768					10,768
Fair value of noncontrolling interest							108,883	108,883
Share of carrying value of our locations contributed to joint venture							12,448	12,448
Non-cash capital contribution of inventory by noncontrolling interest							32,000	32,000
Distribution to noncontrolling interest							(4,808)	(4,808)

Balance at December 31, 2009	32,138,644	$19,255	$461,563	$(821)	$372,454	$(114,425)	$156,782	$894,808

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2009	2008	2007
Cash flows from operating activities:
Net income	$51,573	$60,369	$65,577
Loss from discontinued operations, net of income taxes	—	—	1,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,533	7,071	6,420
Share-based compensation	5,264	6,454	5,970
Provision for doubtful accounts	5,934	3,816	3,086
Gain on sale of property and equipment	(47)	(170)	(23)
Gain on sale of available-for-sale securities	—	—	(1,299)
Deferred income tax provision	1,972	447	4,117
Non-cash contribution for 401(k) plan	1,297	1,249	1,279
Excess tax benefits from share-based compensation	(9,589)	(4,758)	(3,462)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	67,243	23,416	23,519
Inventories	1,204	37,153	46,416
Accounts payable and other liabilities	(46,386)	(23,020)	(48,390)
Other, net	1,289	1,446	1,649

Net cash provided by operating activities of continuing operations	88,287	113,473	106,771
Net cash provided by operating activities of discontinued operations	—	—	1,227

Net cash provided by operating activities	88,287	113,473	107,998

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(9,840)	76	(108,972)
Capital expenditures	(5,912)	(3,973)	(6,071)
Purchases of available-for-sale securities	—	—	(5,240)
Proceeds from sale of discontinued operations	—	—	3,342
Proceeds from sale of available-for-sale securities	—	—	8,551
Proceeds from sale of property and equipment	249	226	428

Net cash used in investing activities of continuing operations	(15,503)	(3,671)	(107,962)
Net cash used in investing activities of discontinued operations	—	—	(38)

Net cash used in investing activities	(15,503)	(3,671)	(108,000)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(57,085)	(49,351)	(36,745)
Net (repayments) proceeds under revolving credit agreements	(7,237)	(34,000)	24,000
Payment of fees related to revolving credit agreements	(6,695)	—	(476)
Distribution to noncontrolling interest	(4,808)	—	—
Net (repayments) proceeds from other long-term obligations	(234)	(266)	81
Purchase of treasury stock	—	(4,820)	(9,386)
Repayment of long-term notes	—	—	(10,000)
Excess tax benefits from share-based compensation	9,589	4,758	3,462
Net proceeds from issuances of common stock	10,335	5,916	4,131

Net cash used in financing activities	(56,135)	(77,763)	(24,933)

Net increase (decrease) in cash and cash equivalents	16,649	32,039	(24,935)
Cash and cash equivalents at beginning of year	41,444	9,405	34,340

Cash and cash equivalents at end of year	$58,093	$41,444	$9,405

Supplemental cash flow information (Note 15)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. Since 1989, our HVAC/R distribution revenues have increased from approximately $64,000 to $2,001,815 in 2009. On July 1, 2009, we completed the formation of a joint venture with Carrier Corporation (“Carrier”), a unit of United Technologies Corporation, to distribute Carrier, Bryant and Payne products throughout the U.S. Sunbelt, Latin America and the Caribbean (see Note 7). In the formation of the joint venture, Carrier Enterprise, LLC (“Carrier Enterprise”), Carrier contributed 95 locations in the U.S. Sunbelt and Puerto Rico and the export division located in Miami, Florida and we contributed 15 locations. Of our existing network, the newly formed joint venture, Carrier Enterprise, represents 110 locations in 20 states and Puerto Rico and serves over 19,000 air conditioning and heating contractors. Including Carrier Enterprise, at December 31, 2009 we operated from 505 locations in 36 states.

Financial Statement Presentation

On July 19, 2007, we divested of our non-core staffing unit (see Note 13).

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and all of its wholly-owned subsidiaries and effective July 1, 2009, includes our 60% controlling interest in Carrier Enterprise (see Note 7). All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2009 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, inventory and income taxes, reserves related to self-insurance programs and valuation of goodwill and indefinite lived intangible assets. Actual results could differ from those estimates.

Accounting Changes

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) revised the accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination and require, among other things, that transaction costs in a business combination be expensed as incurred. This guidance was effective for business combinations closing after January 1, 2009. See Note 7 for information on acquisitions.

Noncontrolling Interests

In December 2007, the FASB issued accounting guidance which clarified that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. This guidance affected our consolidated financial statements beginning July, 1, 2009, as a result of the formation of Carrier Enterprise on this date. See Note 7.

Earnings per Share

In June 2008, the FASB issued earnings per share guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method. We adopted the provisions of this accounting guidance effective January 1, 2009 and computed earnings per share using the two-class method for all periods presented. See Note 1, “Earnings per Share.” The two-class method of computing earnings per share based on the new accounting guidance reduced diluted earnings per share for our Common and Class B common stock by the following amounts:

Years Ended December 31,	2009	2008	2007
Diluted earnings per share for Common and Class B common stock excluding effect of the participating securities	$1.46	$2.18	$2.36
Less: effect of the participating securities	$0.06	$0.09	$0.09

Diluted earnings per share for Common and Class B common stock as adjusted	$1.40	$2.09	$2.27

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history and historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2009 and 2008, the allowance for doubtful accounts totaled $10,942 and $3,941, respectively. Although we believe the allowance is sufficient, a continuing declining economic condition could lead to further deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market using a weighted-average cost basis and the first-in, first-out method. As part of the valuation process, inventory reserves are established to state excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories.

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2009 and 2008, we have $5,019 and $4,416, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $104 and $279 at December 31, 2009 and 2008, respectively, are included in other assets in our consolidated balance sheets and are classified as available-for-sale. These equity securities are recorded at market using the specific identification method with unrealized holding losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2009 and 2008, $389 and $347 of unrealized losses, net of deferred tax benefits of $237 and $208, respectively, was included in accumulated OCL.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-7 years. Depreciation and amortization expense related to property and equipment amounted to $7,342, $6,612 and $6,196 for the years ended December 31, 2009, 2008 and 2007, respectively.

Goodwill and Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We perform an impairment review on an annual basis, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of goodwill within the reporting unit is less than its carrying value. See Note 8 for further information on goodwill.

Intangible assets primarily consist of the value of trade names and trademarks, distributor agreements, customer relationships and non-compete agreements. Indefinite lived intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Finite lived intangible assets are amortized using the straight-line method over their respective estimated useful lives. See Note 8 for further information on intangible assets.

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including intangible assets with finite lives, are tested for recoverability when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2009, there were no such events or circumstances.

Fair Value Measurements

We carry various assets and liabilities at fair value in the consolidated balance sheets. Beginning in 2008, we applied new accounting guidance that defined fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements under the accounting guidance are classified based on the following fair value hierarchy:

Level 1	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; or model-driven valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect our own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Revenue Recognition

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $12,106, $5,841 and $6,314 for the years ended December 31, 2009, 2008 and 2007, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $14,829, $6,444 and $6,747 for the years ended December 31, 2009, 2008 and 2007, respectively.

Share-Based Compensation

The fair value of stock option and non-vested (restricted) stock awards are expensed on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options are classified as financing cash flows. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized are credited to paid-in capital in the consolidated balance sheets. See Note 6 for further information on share-based compensation.

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

Earnings per Share

Earnings per share is computed using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Our non-vested (restricted) stock are considered participating securities since the share-based awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest. Under the two-class method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common stock and Class B common stock outstanding for the period. In applying the two-class method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock (2,844,935, 2,435,546 and 2,343,613 shares as of December 31, 2009, 2008 and 2007, respectively) into Common stock as of the beginning of the period and adjusts for the dilutive effects of outstanding stock options using the treasury stock method.

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2009	2008	2007
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$43,314	$60,369	$65,577
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	3,320	3,809	4,011

Earnings allocated to Watsco, Inc. shareholders	$39,994	$56,560	$61,566

Allocation of earnings for Basic:
Common stock	$36,005	$51,353	$56,079
Class B common stock	3,989	5,207	5,487

	$39,994	$56,560	$61,566

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$43,314	$60,369	$65,577
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	3,320	3,796	3,959

Earnings allocated to Watsco, Inc. shareholders	$39,994	$56,573	$61,618

Years Ended December 31,	2009	2008	2007
Weighted-average Common and Class B common shares outstanding for Basic	28,521,437	26,453,167	26,296,555
Effect of dilutive stock options	—	568,560	842,063

Weighted-average Common and Class B common shares outstanding for Diluted	28,521,437	27,021,727	27,138,618

For the year ended December 31, 2009, no potential shares related to stock options were included in the calculation of diluted earnings per share because it would result in an anti-dilutive effect on diluted earnings per share. Accordingly, we excluded from the diluted earnings per share calculation 298,162 diluted shares related to stock options that were outstanding at December 31, 2009.

Diluted earnings per share excluded 261,015 and 219,640 shares for the years ended December 31, 2008 and 2007, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

Derivative Instruments

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

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized losses (gains) on available-for-sale securities and the effective portion of cash flow hedges as further discussed in Note 10. The components of comprehensive income are as follows:

Years Ended December 31,	2009	2008	2007
Net income	$51,573	$60,369	$65,577
Changes in unrealized gains (losses) on derivative instruments, net of income tax expense (benefit) of $205, $(248) and $(137), respectively	346	(411)	(230)
Changes in unrealized (losses) gains on available-for-sale securities, net of income tax (benefit) expense of $(29), $(170) and $218, respectively	(42)	(283)	361
Reclassification adjustment for securities gains and losses on a derivative instrument realized in net income, net of income tax expense of $0, $0 and $262, respectively	—	—	(436)

Comprehensive income	51,877	59,675	65,272
Less: comprehensive income attributable to the noncontrolling interest	8,259	—	—

Comprehensive income attributable to Watsco, Inc.	$43,618	$59,675	$65,272

Recently Adopted Accounting Standards

Fair Value Measurements

On January 1, 2009, we adopted accounting guidance issued by the FASB which had previously deferred the effective date of fair value measurements for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed in financial statements at fair value on a recurring basis (at least annually). The adoption of this guidance did not have a material impact on our consolidated financial statements. See Note 11 for information on fair value measurements.

Effective June 30, 2009, we adopted accounting guidance issued by the FASB that provides additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Effective June 30, 2009, we adopted guidance amended by the FASB that requires fair value disclosures in interim financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The adoption of this guidance did not have an impact on our consolidated financial statements.

Other-Than-Temporary Impairments

Effective June 30, 2009, we adopted accounting guidance issued by the FASB that changed the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

On January 1, 2009, we adopted a new accounting standard issued by the FASB which requires enhanced disclosures about an entity’s derivative and hedging activities. The adoption of this guidance did not change our accounting for derivative instruments and did not have a material impact on our consolidated financial statements. See Note 10 for information on derivative instruments.

Subsequent Events

Effective June 30, 2009, we adopted a new accounting standard issued by the FASB which provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. We have evaluated subsequent events that require recognition and disclosure through February 26, 2010, the date our consolidated financial statements were issued. See Note 16 for information on subsequent events.

FASB Accounting Standards Codification

Effective September 30, 2009, we adopted authoritative guidance issued by the FASB codifying U.S. GAAP. While the guidance was not intended to change U.S. GAAP, it did change the way we reference these accounting principles in the notes to the consolidated financial statements. This guidance was effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this authoritative guidance changed how we reference U.S. GAAP in our disclosures.

Recently Issued Accounting Standards

Transfers of Financial Assets

In June 2009, the FASB issued accounting guidance which addresses the accounting and disclosure requirements for transfers of financial assets. The guidance is effective for new transfers of financial assets occurring in fiscal years beginning after November 15, 2009, and interim periods within those years. We will adopt this guidance beginning January 1, 2010 and do not expect a material impact on our consolidated financial statements.

Variable Interest Entities

In June 2009, the FASB issued accounting guidance that amends the consolidation principles for variable interest entities (“VIEs”) by requiring consolidation of VIEs based on which party has control of the entity. The guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those years. We will adopt this guidance beginning January 1, 2010 and do not expect a material impact on our consolidated financial statements.

2. Supplier Concentration

We have six key suppliers of HVAC/R equipment products. Purchases from these six suppliers comprised 66%, 48% and 48% of all purchases made in 2009, 2008 and 2007, respectively; with the largest supplier, Carrier and its affiliates, accounting for 41%, 16% and 17% of all purchases made in each of the years ended December 31, 2009, 2008 and 2007. Any significant interruption by Carrier or the other suppliers in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position. See Note 14 for further information regarding related party transactions.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2009	2008
Land	$1,520	$1,106
Buildings and improvements	36,840	24,211
Machinery, vehicles and equipment	47,671	31,713
Furniture and fixtures	12,434	14,512

	98,465	71,542
Less: accumulated depreciation and amortization	(65,347)	(47,333)

	$33,118	$24,209

4. Long-Term Obligations

Watsco Revolving Credit Agreement

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300,000. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $25,000 swingline subfacility and a $50,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis-points depending upon our ratio of total debt to EBITDA (LIBOR plus 40 basis-points at December 31, 2009). We pay a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis-points (8 basis-points at December 31, 2009). Alternatively, we may elect to have borrowings bear interest at the Prime Rate or the Federal Funds Rate plus our spread. The credit facility matures in August 2012. At December 31, 2009 and 2008, $12,750 and $20,000, respectively, were outstanding under the revolving credit agreement.

On July 1, 2009, we amended our $300,000 credit agreement to allow for the consummation of the joint venture, Carrier Enterprise. We paid an amendment fee of $5,483, which is being amortized ratably through the maturity of the facility in August 2012. All other significant terms and conditions remained the same, including capacity, pricing and covenant structure.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2009.

Carrier Enterprise Revolving Credit Agreement

On July 1, 2009, Carrier Enterprise entered into a separate secured three-year $75,000 revolving credit agreement with three lenders. Borrowings under the credit facility will be used by Carrier Enterprise for general corporate purposes, including working capital and permitted acquisitions. Included in the facility are a $15,000 swing loan subfacility and a $5,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 275 to 325 basis-points depending upon Carrier Enterprise’s ratio of total debt to EBITDA (LIBOR plus 275 basis-points at December 31, 2009). Carrier Enterprise pays a fixed commitment fee on the unused portion of the commitment of 50 basis-points. Alternatively, Carrier Enterprise has the option to elect to have borrowings bear interest at the higher of the Prime Rate, the Federal Funds Rate plus 50 basis-points or a LIBOR-based rate plus 150 basis-points. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise. Carrier Enterprise paid fees of $1,212 in connection with entering into the credit agreement, which are being amortized ratably through the maturity of the facility in July 2012. As of December 31, 2009, $13 was outstanding under this credit facility.

The revolving credit agreement contains customary affirmative and negative covenants and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to Carrier Enterprise’s leverage and interest coverage ratios and limitations on the level of capital expenditures in addition to other restrictions. We believe Carrier Enterprise was in compliance with all covenants and financial ratios at December 31, 2009.

Long-Term Notes

A $125,000 unsecured private placement shelf facility was also maintained as a source of long-term borrowings through December 10, 2007. This uncommitted shelf facility provided fixed-rate financing as a complement to the variable rate borrowings available under the revolving credit agreement.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $666 and $783 at December 31, 2009 and 2008, respectively, relate to a mortgage loan and capital leases on equipment. Interest rates on other debt range from 1.0% to 9.3% and mature at varying dates through 2020. Annual maturities of other long-term obligations for the years subsequent to December 31, 2009 are as follows:

2010	$151
2011	90
2012	56
2013	47
2014	51
Thereafter	422

$817

5. Income Taxes

The components of income tax expense from continuing operations for our wholly-owned operations and our 60% controlling interest in Carrier Enterprise are as follows:

Years Ended December 31,	2009	2008	2007
Federal	$24,308	$32,493	$37,387
State	2,448	3,728	3,106

	$26,756	$36,221	$40,493

Current	$24,784	$35,774	$36,376
Deferred	1,972	447	4,117

	$26,756	$36,221	$40,493

We calculate our income tax expense and our effective tax rate for 100% of income attributable to Watsco’s wholly-owned operations and investments and 60% of income attributable to Carrier Enterprise, which is taxed as a partnership for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.8	2.5	2.5

Effective income tax rate attributable to Watsco, Inc.	37.8	37.5	37.5
Effective income tax rate attributable to the noncontrolling interest	(3.6)	—	—

Effective income tax rate	34.2%	37.5%	37.5%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2009	2008
Current deferred tax assets:
Allowance for doubtful accounts	$3,332	$1,626
Capitalized inventory costs and inventory reserves	5,056	3,074
Self-insurance reserves	1,418	1,452
Other current deferred tax assets	1,174	1,168

Total current deferred tax assets (1)	10,980	7,320

Long-term deferred tax assets (liabilities):
Deductible goodwill	(30,890)	(25,503)
Net operating loss carryforwards	366	492
Unrealized loss on derivative instruments	268	483
Depreciation	869	1,287
Share-based compensation	9,530	8,289
Other long-term net deferred tax assets	(221)	238

Total net long-term deferred tax liabilities	(20,078)	(14,714)

Net deferred tax liabilities	$(9,098)	$(7,394)

(1)	Current deferred tax assets of $10,980 and $7,320 have been included in the consolidated balance sheets in other current assets at December 31, 2009 and 2008, respectively.

Management has determined that no valuation allowance was necessary at December 31, 2009 to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2009, there were state net operating loss carryforwards of $10,790, which expire in varying amounts from 2010 through 2028. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2009.

We are subject to U.S. federal income tax and income tax of multiple state jurisdictions. We are open to tax audits in the various jurisdictions until the respective statutes of limitations expire. In June 2008, the Internal Revenue Service finalized an examination of our federal income tax returns for the 2004 and 2005 tax years. The adjustments resulting from this examination did not have a material effect on our consolidated financial position, results of operations or cash flows. We are no longer subject to U.S. federal tax examinations for tax years prior to 2006. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2005.

As of December 31, 2009 and 2008, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $1,990 and $2,296, respectively. Of these totals, $1,481 and $1,803, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2009 and 2008, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $317 and $362, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

The change in gross unrecognized tax benefits during 2009 and 2008 is as follows:

Gross balance at January 1, 2008	$2,173
Additions based on tax positions related to the current year	256
Additions for tax positions of prior years	69
Reductions for tax positions of prior years	(202)

Gross balance at December 31, 2008	2,296
Additions based on tax positions related to the current year	146
Additions for tax positions of prior years	206
Reductions for tax positions of prior years	(658)

Gross balance at December 31, 2009	$1,990

6. Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 4,000,000 shares of Common and Class B common stock may be granted. A total of 1,615,462 shares of Common stock, net of cancellations and 1,121,446 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2009. There were 1,263,092 shares of common stock reserved for future grants as of December 31, 2009 under the 2001 Plan. There are 586,700 options of common stock outstanding under the 2001 Plan at December 31, 2009. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. There are 28,300 options of common stock outstanding under the 1991 Plan at December 31, 2009. Options under the 1991 Plan vest over two to five years of service and have contractual terms of ten years.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2009, and changes during 2009, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2009	1,384,900	$21.79
Granted	45,000	50.00
Exercised	(804,900)	14.36
Forfeited	(8,000)	47.52
Expired	(2,000)	41.96

Options outstanding at December 31, 2009	615,000	$33.19	2.37	$11,168

Options exercisable at December 31, 2009	457,500	$27.96	2.09	$10,612

The weighted-average grant date fair value of stock options granted during 2009, 2008 and 2007 was $9.93, $7.06 and $11.07, respectively. The total intrinsic value of stock options exercised during 2009, 2008 and 2007 was $11,555, $11,986 and $3,841, respectively. The fair value of stock options that vested during 2009, 2008 and 2007 was $3,750, $2,158 and $1,120, respectively.

A summary of non-vested (restricted) stock issued as of December 31, 2009, and changes during 2009, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2009	1,787,169	$29.94
Granted	86,635	49.62
Vested	(42,635)	22.97
Forfeited	(5,168)	50.93

Non-vested (restricted) stock outstanding at December 31, 2009	1,826,001	$30.98

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2009, 2008 and 2007 was $49.62, $43.04 and $52.34, respectively. The fair value of non-vested stock that vested during 2009, 2008 and 2007 was $1,460, $704 and $128, respectively.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the table below. The fair value of each stock option award, which is subject to graded vesting, is expensed, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the stock option. We use historical data to estimate stock option forfeitures within the valuation model. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options. We will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on historical volatility of our stock.

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2009	2008	2007
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.96%	2.13%	4.38%
Expected volatility	34.03%	27.33%	24.29%
Expected dividend yield	4.32%	3.40%	2.26%

Share-Based Compensation Expense

Share-based compensation expense included in selling, general and administrative expenses amounted to $5,264, $6,454 and $5,970 for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash received from Common stock issued as a result of stock options exercised during 2009, 2008 and 2007 was $9,592, $5,235 and $3,351, respectively. During 2009, 2008 and 2007, 206,029 shares of Common and Class B common stock with an aggregate market value of $9,438, 261,014 shares of Common and Class B common stock with an aggregate market value of $9,929 and 17,291 shares of Common stock with an aggregate market value of $902, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. Upon delivery these shares were retired. The tax benefit realized for the tax deductions from share-based compensation plans totaled $9,789, $5,095 and $3,542, for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, there was $516 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.9 years. At December 31, 2009, there was $34,161 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 9.0 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $25,000 of the unrecognized share-based compensation for shares of non-vested stock is related to awards granted to our Chief Executive Officer that vest in approximately 9 years upon his attainment of age 78.

Employee Stock Purchase Plan

The Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “Watsco ESPP”) provides for up to 1,000,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock with a discount of 5% of the fair market value at specified times. During 2009, 2008 and 2007, employees purchased 10,917, 9,058 and 11,059 shares of Common stock at an average price of $38.18, $39.81 and $47.39 per share, respectively. Cash dividends received by the Watsco ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 7,503, 7,430 and 5,355 for the years ended December 31, 2009, 2008 and 2007, respectively. We received net proceeds of $743, $681 and $780, respectively, during 2009, 2008 and 2007, for shares of Watsco Common stock issued under the Watsco ESPP. At December 31, 2009, 83,003 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution is made in cash or by the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2009, 2008 and 2007, the aggregate matching contribution required to the plan was $1,297, $1,249 and $1,279, respectively.

7. Acquisitions

On July 1, 2009, we completed the formation of a joint venture with Carrier to distribute Carrier, Bryant and Payne products throughout the U.S. Sunbelt, Latin America and the Caribbean. The newly formed joint venture, Carrier Enterprise, operates 110 locations in 20 states and Puerto Rico and serves over 19,000 air conditioning and heating contractors. In the formation of the joint venture, Carrier contributed 95 locations in the U.S. Sunbelt and Puerto Rico and the export division located in Miami, Florida and we contributed 15 locations that currently distribute Carrier, Bryant and Payne products. We purchased a 60% controlling interest in the joint venture for consideration of $172,000 and a fair value of $181,474 with options to purchase up to an additional 20% interest from Carrier (10% beginning in July 2012 and an additional 10% in July 2014). We issued 2,985,685 shares of Common stock and 94,784 shares of Class B common stock for consideration of $147,000 and a fair value of $151,056 to Carrier and contributed 15 locations that presently sell Carrier-manufactured products for consideration of $25,000 as total consideration for our 60% controlling interest in the joint venture. The fair value of the Common and Class B common stock issued as consideration was determined based on of the closing market price of our common stock on July 1, 2009. As a result of the joint venture, we operate as the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the HVAC/R industry and serve over 50,000 customers in 36 states.

Based on our valuation we recognized $131,341 in goodwill and intangibles. The fair value of the identified intangible assets was $49,100 and consisted of $32,400 in trade names and distribution rights and $16,700 in customer relationships. The tax basis of the acquired goodwill recognized will be deductible for income tax purposes over 15 years. The final purchase price was subject to an adjustment of $7,201 pursuant to the Purchase and Contribution Agreement dated May 3, 2009, as amended June 29, 2009, (“Purchase and Contribution Agreement”), of which $1,418 was payable to Carrier at December 31, 2009.

The purchase price allocation is based upon a purchase price of $181,474 which represents the fair value of our 60% controlling interest in Carrier Enterprise. The table below presents the allocation of the total consideration to tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest from the acquisition of our 60% controlling interest in Carrier Enterprise based on the respective fair values as of July 1, 2009:

Accounts receivable	$186,082
Inventories	125,796
Other current assets	4,253
Property and equipment	10,048
Goodwill	82,241
Intangibles	49,100
Other assets	1,725
Accounts payable and accrued expenses	(163,485)
Other liabilities	(5,403)
Noncontrolling interest	(108,883)

Total purchase price	$181,474

The fair value of the assets acquired includes trade receivables and other receivables recognized in the ordinary course of business with a fair value of $186,082. The gross amount outstanding was $191,131, of which $5,049 was deemed to be uncollectible. The fair value of the noncontrolling interest was determined by applying a pro-rata value of the total invested capital adjusted for a discount for lack of control that market participants would consider when estimating the fair value of the noncontrolling interest. As a result of our contribution of 15 locations to the joint venture, $12,448 representing 40% of the carrying value of the contributed locations was attributed to the noncontrolling interest, $10,768 representing 40% of the difference between the fair value and carrying value of the contributed locations was recognized as an increase to paid-in capital.

In August 2009, a capital contribution in the amount of $80,000 was made to Carrier Enterprise pursuant to the Purchase and Contribution Agreement. Our share of the contribution totaling $48,000 was made as an additional capital contribution to Carrier Enterprise in cash. Carrier’s share of the contribution totaling $32,000 consisted of inventory.

Revenues of $588,065 and net income attributable to Watsco, Inc. of $6,971 were contributed by the new Carrier Enterprise locations during the year ended December 31, 2009. The unaudited pro forma financial information combining our results of operations with the operations of Carrier Enterprise as if the joint venture had been consummated on January 1, 2008 is as follows:

Years ended December 31,	2009	2008
Revenues	$2,562,319	$2,933,662

Net income	59,874	76,894
Less: net income attributable to the noncontrolling interest	13,332	8,775

Net income attributable to Watsco, Inc.	46,542	68,119

Diluted earnings per share for Common and Class B common shares	$1.53	$2.13

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the periods presented until the acquisition date includes adjustments to record income taxes related to our portion of Carrier Enterprise’s income, bank fees paid to amend our $300,000 revolving credit agreement upon the consummation of the joint venture, bank fees paid by Carrier Enterprise to enter into a secured three-year $75,000 revolving credit agreement and amortization related to identified intangible assets with finite lives. The unaudited pro forma financial information does not include adjustments to remove certain corporate expenses of Carrier Enterprise, which may not be incurred in future periods, adjustments for depreciation or synergies (primarily related to improved gross profit and lower general and administrative expenses) that may be realized subsequent to the acquisition date. The unaudited pro forma financial information may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated Carrier Enterprise as of the beginning of the periods presented.

In August 2009, one of our subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from six locations in Utah and serving over 500 customers. The purchase price of the acquisition included a cash payment of $4,057.

The results of operations of these acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the August 2009 acquisition was not deemed significant to the consolidated financial statements.

Approximately $4,800 of transaction costs is included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2009 primarily associated with the closing and transition of Carrier Enterprise.

8. Goodwill and Intangible Assets

The recoverability of goodwill and indefinite lived intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount of goodwill and indefinite lived intangibles may not be recoverable. The identification and measurement of impairment involves the estimation of the fair value of the reporting unit and indefinite lived intangibles and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimate of fair value of the reporting unit is based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a continuing declining economic environment or market conditions.

On January 1, 2010, we completed our annual impairment test and determined there was no impairment. No factors have developed since the last impairment test that would indicate that the carrying value of goodwill and indefinite lived intangibles may not be recoverable. The carrying amount of goodwill and intangibles at December 31, 2009 was $361,823. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2007	$217,129
Purchase price adjustments, net	2,681

Balance at December 31, 2008	219,810
Acquired goodwill (1)	83,447

Balance at December 31, 2009	$303,257

(1)	See Note 7 for information on acquisitions.

Intangible assets, net, included in other assets in the consolidated balance sheets consist of:

December 31,	Estimated Useful Lives	2009	2008
Indefinite lived intangible assets:
Trade names, trademarks and distribution rights		$37,963	$5,683
Finite lived intangible assets:
Customer relationships	4-15 years	22,120	5,420
Non-compete agreements	7 years	369	369
Less: accumulated amortization		(1,886)	(814)

Finite lived intangible assets, net		20,603	4,975

		$58,566	$10,658

Amortization expense related to finite lived intangible assets amounted to $1,191, $459 and $224 for the years ended December 31, 2009, 2008 and 2007, respectively. The future amortization expense for each of the five succeeding years related to all finite lived intangible assets that are currently recorded in the consolidated balance sheets is estimated to be as follows at December 31, 2009:

2010	$1,851
2011	1,825
2012	1,770
2013	1,760
2014	1,736

Total	$8,942

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

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We have no preferred stock outstanding as of December 31, 2009.

Our Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. During 2008 and 2007, 105,600 and 231,100 Common shares were repurchased at a cost of $4,820 and $9,386, respectively. No shares were repurchased during 2009. In aggregate since the inception of the repurchase plan in 1999, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock were repurchased at a cost of $114,425. The remaining 1,129,087 shares authorized for repurchase are subject to certain restrictions included in our revolving credit agreement.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreements and debt instruments included in other long-term obligations. At December 31, 2009 and 2008, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreements and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

Periodically, we enter into interest rate swap agreements to reduce our exposure to market risks from changing interest rates under our revolving credit agreement. Under the terms of the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount. Any differences paid or received on our interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. In order to obtain hedge accounting treatment, any derivatives used for hedging purposes must be designated as, and effective as, a hedge of an identified risk exposure at the inception of the contract. Changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Accordingly, we record all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. We record the change in the fair value of a derivative instrument designated as a cash flow hedge in other comprehensive income to the extent the derivative is effective, and recognize the change in the statement of income when the hedged item affects earnings. Our interest rate hedge is designated as a cash flow hedge.

At December 31, 2009, one interest rate swap agreement was in effect with a notional value of $10,000, maturing in October 2011. The swap agreement exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. During the years ended December 31, 2009 and 2008, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $10,000, which matured on October 31, 2009, that was designated as a cash flow hedge and effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009 and 2008, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $30,000, which matured on October 9, 2007, that was designated as a cash flow hedge and effectively exchanged the variable rate of 90-day LIBOR to a fixed interest rate of 6.25%. During 2007, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instruments was $710 and $1,287 at December 31, 2009 and 2008, respectively, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheets. At December 31, 2009 and 2008, $432, net of deferred tax benefits of $262 and $778, net of deferred tax benefits of $467 was included in accumulated OCL associated with cash flow hedges.

The net change in OCL during 2009, 2008 and 2007, reflected the reclassification of $527, net of income tax benefit of $320, $274, net of income tax benefit of $164 and $128, net of income tax benefit of $77, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net unrealized loss recorded in accumulated OCL will be reclassified to earnings on a monthly basis as interest payments occur. We estimate that approximately $450 in unrealized losses on the derivative instrument accumulated in OCL are expected to be reclassified to earnings during 2010 using a current 30-day LIBOR-based average receive rate (0.69% at December 31, 2009).

Off-Balance Sheet Financial Instruments

At December 31, 2009 and 2008, we were contingently liable under standby letters of credit aggregating $3,844 and $4,627, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because claims are not expected to exceed premiums paid. Accordingly, the estimated fair value of these instruments is zero.

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

11. Fair Value Measurements

The following table presents our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009, segregated among the levels within the fair value hierarchy:

Description	Fair Value at December 31, 2009	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$104	$104	—	—

Liabilities:
Derivative financial instruments	$710	—	$710	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Available-for-sale securities – the investments are exchange-traded equity securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

Derivative financial instruments – the derivative is a pay-variable, receive fixed interest rate swap based on 30-day LIBOR. Fair value is based on model-derived valuations using the respective LIBOR rate, which is observed at quoted intervals for the full term of the swap and incorporates adjustments to appropriately reflect our nonperformance risk and the counterparty’s nonperformance risk. Therefore, the derivative is classified within Level 2 of the fair value hierarchy. See Note 10 for further information on derivative financial instruments.

12. Commitments and Contingencies

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business. We vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage or the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, we do not believe the ultimate liability associated with any known claims or litigation in which we or our subsidiaries are involved will materially affect our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amount of $7,110 and $3,875 at December 31, 2009 and 2008, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entities

As of December 31, 2009, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entities meet the definition of variable interest entities (“VIEs”); however, there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $5,200. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2009, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation to make minimum annual royalty payments of $1,000 through 2011.

Operating Leases

We are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2019. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates.

As of December 31, 2009, future minimum lease payments under non-cancelable operating leases are as follows:

2010	$62,895
2011	47,855
2012	33,151
2013	24,488
2014	17,094
Thereafter	27,170

$212,653

Rental expense for the years ended December 31, 2009, 2008 and 2007 was $55,502, $45,606 and $42,739, respectively.

13. Discontinued Operations

During June 2007, our Board of Directors approved and we executed an agreement to sell the stock of our non-core staffing unit, Dunhill Staffing Systems, Inc. (“Dunhill”). The transaction closed on July 19, 2007. Dunhill represented our “other” segment and consequently, the amounts related to this operation are presented as discontinued operations in our consolidated statement of income and our consolidated statement of cash flows for 2007. The divestiture of Dunhill did not have a material impact on our financial condition or results of operations.

Included in discontinued operations as presented in our consolidated statement of income are the following:

Year Ended December 31,	2007
Revenues	$12,431
Loss from discontinued operations	(3,060)
Income tax benefit	1,148
Net loss from discontinued operations	(1,786)
Loss on sale of discontinued operations	(126)

14. Related Party Transactions

Purchases from Carrier and its affiliates comprised 41% of all purchases made during 2009. At December 31, 2009, approximately $61,000 is payable to Carrier and its affiliates. Carrier Enterprise also sells HVAC/R products to Carrier and its affiliates; revenues in our consolidated statement of income for the year ended December 31, 2009 include $11,879 of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise has entered into Transactional Services Agreements (“TSAs”) with Carrier to have certain business processes performed on its behalf including the use of business software applications and information technologies. A number of the services provided pursuant to the TSAs expired on December 31, 2009, with the remaining services expiring at various dates through 2010. The fees related to the TSAs were approximately $10,808 and are included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2009. At December 31, 2009, $7,116 related to the TSAs is payable to Carrier and is included in accrued expenses and other current liabilities in our consolidated balance sheet.

A member of the Board of Directors is the Executive Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2009, 2008 and 2007, this firm was paid $49, $128 and $78, respectively, for services performed.

15. Supplemental Cash Flow Information

Supplemental cash flow information was as follows:

Years Ended December 31,	2009	2008	2007
Interest paid	$1,436	$2,299	$4,557
Income taxes net of refunds	$14,018	$25,270	$32,329
Non-cash capital contribution of inventory by the noncontrolling interest	$32,000	—	—

16.	Subsequent Events

On February 15, 2010, our Board of Directors approved an increase in the quarterly cash dividend to $0.52 per share from $0.48 per share.

We evaluated subsequent events after December 31, 2009 through February 26, 2010, the date our consolidated financial statements were issued.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2009
Revenues (1)	$291,343	$404,971	$741,895	$563,606	$2,001,815
Gross profit	74,234	100,985	172,009	133,604	480,832
Net (loss) income attributable to Watsco, Inc.	$(1,172)	$16,282	$21,131	$7,073	$43,314

(Loss) earnings per share for Common and Class B common stock (2)(3):
Basic	$(0.07)	$0.57	$0.66	$0.21	$1.40

Diluted	$(0.07)	$0.56	$0.66	$0.21	$1.40

Year Ended December 31, 2008
Revenues (1)	$380,399	$509,822	$475,225	$334,791	$1,700,237
Gross profit	98,004	131,060	126,673	86,257	441,994
Net income attributable to Watsco, Inc.	$7,644	$26,050	$23,332	$3,343	$60,369

Earnings per share for Common and Class B common stock (2)(3):
Basic	$0.26	$0.92	$0.82	$0.10	$2.14

Diluted	$0.26	$0.90	$0.81	$0.10	$2.09

(1)	Sales of residential central air conditioners, heating equipment and related parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is highest in the second and third quarters with demand for heating equipment usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly earnings per Common and Class B common share are calculated on an individual basis and, because of rounding and changes in the weighted-average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.
(3)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange under the symbol WSO and our Class B common stock is traded on the NYSE Amex under the symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and NYSE Amex, respectively, and dividends paid per share for each quarter during the years ended December 31, 2009 and 2008. At February 26, 2010, excluding shareholders with stock in street name, there were 304 Common stock shareholders of record and 132 Class B common stock shareholders of record.

	Common		Class B		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2009:
First quarter	$40.08	$30.97	$39.75	$30.99	$.45	$.45
Second quarter	54.01	34.55	53.00	34.54	.48	.48
Third quarter	56.82	44.56	56.25	44.46	.48	.48
Fourth quarter	53.71	48.98	53.25	48.93	.48	.48

Year Ended December 31, 2008:
First quarter	$43.80	$31.44	$44.50	$31.15	$.40	$.40
Second quarter	47.47	40.27	47.82	40.30	.45	.45
Third quarter	58.49	40.86	55.55	41.42	.45	.45
Fourth quarter	49.00	30.62	49.07	30.85	.45	.45