Form 10-K, Exhibit 13
period 2010-12-31
WATSCO INC
filed 2011-03-01
CIK 105016

Exhibit 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2010	2009 (1)	2008	2007 (2)(4)	2006 (3)(4)
OPERATING DATA
Revenues	$2,844,595	$2,001,815	$1,700,237	$1,758,022	$1,771,214
Gross profit	673,241	480,832	441,994	446,985	457,270
Operating income	165,572	81,060	98,608	111,154	135,394
Net income from continuing operations	111,722	51,573	60,369	67,489	82,233
(Loss) income from discontinued operations, net of income taxes	—	—	—	(1,912)	131
Net income	111,722	51,573	60,369	65,577	82,364
Less: net income attributable to the noncontrolling interest	30,962	8,259	—	—	—

Net income attributable to Watsco, Inc.	$80,760	$43,314	$60,369	$65,577	$82,364

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock:
Net income from continuing operations attributable to Watsco, Inc. shareholders	$2.49	$1.40	$2.09	$2.34	$2.85
Net (loss) income from discontinued operations attributable to Watsco, Inc. shareholders	—	—	—	(0.07)	0.01

Net income attributable to Watsco, Inc. shareholders	$2.49	$1.40	$2.09	$2.27	$2.86

Cash dividends declared and paid per share:
Common stock	$2.04	$1.89	$1.75	$1.31	$0.95
Class B common stock	$2.04	$1.89	$1.75	$1.31	$0.95
Weighted-average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	30,579	28,521	27,022	27,139	27,159
Common stock outstanding	32,449	32,139	28,326	27,969	27,833

BALANCE SHEET DATA
Total assets	$1,237,227	$1,160,613	$716,061	$750,113	$710,368
Total long-term obligations	10,016	13,429	20,783	55,042	30,118
Total shareholders’ equity	928,896	894,808	570,660	549,957	516,386

(1)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. We also adopted the provisions of revised accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination.
(2)	Effective January 1, 2007, we adopted the provisions of accounting guidance related to uncertainty in income taxes.
(3)	Effective January 1, 2006, the provisions of accounting guidance on share-based payments were adopted using the modified prospective transition method.
(4)	On July 19, 2007, we divested of our non-core staffing unit. All amounts related to this operation are restated as discontinued operations.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Information about Forward-Looking Statements

This Annual Report contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

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

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if substantially realized, that the information will have the expected consequences or effects on our business or operations. For additional information identifying some other important factors which may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, see our Commission filings, including but not limited to, the discussion included in the Risk Factors section of this Annual Report on Form 10-K under the headings “Business Risk Factors” and “General Risk Factors.” Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2010, we operated from 505 locations in 36 states and Puerto Rico with additional market coverage on an export basis to parts of Latin America and the Caribbean.

Revenues primarily consist of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses that are variable and correlate to changes in sales. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts and facility rent, which are payable mostly under non-cancelable operating leases.

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns during the summer and winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.

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

The allowance for doubtful accounts was $6.3 million and $10.9 million at December 31, 2010 and 2009, respectively, a decrease of $4.6 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2010 decreased to 2.2% compared to 5.8% at December 31, 2009. These decreases are attributable to strong collections from customers due to the improvement in the economy, write-offs of delinquent accounts and recoveries in 2010.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. We also have access to a credit insurance program which is used as an additional means to mitigate credit risk.

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

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2011, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

The recoverability of indefinite lived intangibles is also evaluated on an annual basis or more often if deemed necessary. Indefinite lived intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Our annual impairment tests did not result in any impairment of our indefinite lived intangibles.

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have an impact on this conclusion. The carrying amount of goodwill and intangibles at December 31, 2010 was $360.3 million. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $7.3 million and $7.1 million at December 31, 2010 and 2009, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $1.1 million was recorded at December 31, 2010 due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of sales	76.3	76.0	74.0

Gross profit	23.7	24.0	26.0
Selling, general and administrative expenses	17.9	20.0	20.2

Operating income	5.8	4.0	5.8
Interest expense, net	0.1	0.1	0.1

Income before income taxes	5.7	3.9	5.7
Income taxes	1.8	1.3	2.1

Net income	3.9	2.6	3.6
Less: net income attributable to noncontrolling interest	1.1	0.4	—

Net income attributable to Watsco, Inc.	2.8%	2.2%	3.6%

The following narratives include the results of operations for businesses acquired during 2010 and 2009. The results of operations for these acquisitions have been included in our consolidated statements of income beginning on their respective dates of acquisition. The pro forma effect of these acquisitions, excluding the joint venture Carrier Enterprise, LLC (“Carrier Enterprise”), which was consummated July 1, 2009, was not deemed significant on either an individual or an aggregate basis in the related acquisition year. There were no businesses acquired during 2008.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the prior twelve months unless they are within close geographic proximity to existing locations. At December 31, 2010 and 2009, 18 and 118 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2009 and 2010:

Number of Locations
December 31, 2008	417
Acquired	101
Opened	2
Closed	(15)

December 31, 2009	505
Acquired	2
Opened	7
Closed	(9)

December 31, 2010	505

2010 Compared to 2009

Revenues

Revenues for 2010 increased $842.8 million, or 42%, to $2,845 million, including $625.4 million attributable to the 95 new Carrier Enterprise locations acquired July 1, 2009 and $23.9 million from other locations acquired and opened during the last twelve months partially offset by $15.2 million from closed locations. On a same-store basis, revenues increased $208.7 million, or 11%, as compared to 2009 and reflect a 16% increase in sales of HVAC equipment, a 2% increase in sales of other HVAC products and a 10% increase in sales of refrigeration products. Sales of HVAC equipment benefited from growth in unit sales and an improved sales mix of higher-efficiency replacement air conditioning and heating systems, which sell at higher unit prices.

Gross Profit

Gross profit for 2010 increased $192.4 million, or 40%, to $673.2 million, primarily as a result of increased revenues. Gross profit margin declined 30 basis-points to 23.7% in 2010 from 24.0% in 2009, reflecting the impact of lower selling margins for Carrier Enterprise. On a same-store basis, gross profit margin improved 20 basis-points to 24.3% versus 24.1% in 2009 primarily due to a shift in sales mix toward higher-efficiency HVAC equipment as well as improved margins for non-equipment products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2010 increased $107.9 million, or 27%, to $507.7 million reflecting the impact of Carrier Enterprise for twelve months in 2010 as compared to six months in 2009. Selling, general and administrative expenses as a percent of revenues decreased to 17.9% for 2010 from 20.0% for 2009. Selling, general and administrative expenses in 2009 include $4.8 million of acquisition-related costs primarily associated with the closing and transition of Carrier Enterprise. On a same-store basis, selling, general and administrative expenses increased 2% compared to 2009, primarily due to increases in selling expenses related to our increased revenues including higher incentive-based compensation partially offset by a decrease in the provision for doubtful accounts.

Operating Income

Operating income in 2010 increased $84.5 million, or 104%, to $165.6 million. Operating margin improved 180 basis-points to 5.8% in 2010 from 4.0% in 2009. On a same-store basis, operating margin improved 170 basis-points to 5.8% versus 4.1% in 2009.

Interest Expense, Net

Net interest expense in 2010 increased $0.8 million, or 28%, to $3.5 million primarily as a result of the additional amortization of bank fees (included in interest expense, net) related to the amendment of our existing revolving credit agreement required to consummate the joint venture on July 1, 2009 and the establishment of the Carrier Enterprise revolving credit agreement, together with a 25% increase in average outstanding borrowings during 2010 as compared to 2009.

Income Taxes

Income taxes of $50.4 million for 2010 consist of the income taxes attributable to our wholly-owned operations and 60% of income taxes attributable to Carrier Enterprise, which is taxed as a partnership for income tax purposes. The effective income tax rate attributable to us increased to 38.0% in 2010 from 37.8% in 2009. The increase is primarily due to certain non-recurring tax benefits and credits realized in 2009 and a higher effective state tax rate associated with Carrier Enterprise in 2010.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco increased $37.5 million, or 86%, to $80.8 million. The increase was primarily driven by higher revenues and reduced selling, general and administrative expenses as a percent of revenues as discussed above.

2009 Compared to 2008

Revenues

Revenues in 2009 increased $301.6 million, or 18%, to $2,002 million, including $588.1 million attributable to the 95 new Carrier Enterprise locations acquired July 1, 2009 and $7.5 million from other locations acquired and opened during the last twelve months, offset by $14.4 million from closed locations. On a same-store basis, revenues declined $279.6 million, or 17%, as compared to 2008 and reflected a decline of 11% in sales of HVAC equipment, a 24% decline in sales of other HVAC products and a 16% decline in sales of refrigeration products. Revenues were impacted by lower demand experienced during the declining economic conditions and lower pricing on certain commodity products that are sensitive to changes in commodity prices (copper tubing, galvanized sheet metal and refrigerant). These commodity products accounted for approximately $90.0 million of the same-store revenue decline and in aggregate represented 12% of revenues on a same-store basis.

Gross Profit

Gross profit for 2009 increased $38.8 million, or 9%, to $480.8 million. Gross profit margin decreased 200 basis-points to 24.0% in 2009 from 26.0% in 2008, reflecting lower gross margins achieved by Carrier Enterprise. On a same-store basis, gross profit margin declined 60 basis-points to 25.4% versus 26.0% in 2008. The decline of same-store gross profit margin is primarily due to lower margins on certain commodity products that are sensitive to changes in commodity prices, a shift in sales mix toward HVAC equipment, which generates a lower gross profit margin versus non-equipment products and generally more competitive pricing conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2009 increased $56.4 million, or 16%, to $399.8 million. Selling, general and administrative expenses as a percent of revenues decreased to 20.0% in 2009 from 20.2% in 2008. Selling, general and administrative expenses include $4.8 million of acquisition-related costs primarily associated with the closing and transition of Carrier Enterprise in 2009. On a same-store basis, selling, general and administrative expenses decreased 13% compared to 2008, primarily due to ongoing cost savings initiatives implemented in early 2008.

Operating Income

Operating income for 2009 decreased $17.5 million, or 18%, to $81.1 million. Operating margin decreased 180 basis-points to 4.0% in 2009 from 5.8% in 2008. On a same-store basis, operating margin declined 150 basis-points to 4.4% versus 5.9% in 2008.

Interest Expense, Net

Net interest expense in 2009 increased $0.7 million, or 35%, to $2.7 million primarily as a result of the additional amortization of bank fees (included in interest expense, net) related to the amendment of our existing revolving credit agreement required to consummate the joint venture and the establishment of the Carrier Enterprise revolving credit agreement, partially offset by a 42% decrease in average outstanding borrowings as compared to 2008.

Income Taxes

Income taxes of $26.8 million consist of the income taxes attributable to our wholly-owned operations and 60% of income taxes attributable to Carrier Enterprise, which is taxed as a partnership for income tax purposes. The effective income tax rate attributable to us was 37.8% in 2009 versus 37.5% in 2008. The increase is primarily due to a higher effective state tax rate associated with Carrier Enterprise.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco decreased $17.1 million, or 28%, to $43.3 million. The decrease was primarily driven by the lower gross profit margin and the higher levels of selling, general and administrative expenses discussed above.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash flows generated from operating activities;

•	the adequacy of available bank lines of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

We rely on cash flows from operations and our lines of credit to fund seasonal working capital needs, financial commitments and short-term liquidity needs, including funds necessary for business acquisitions. We believe that, at present, cash flows from operations combined with those available under our lines of credit are sufficient to satisfy our current liquidity needs, including our anticipated dividend payments and capital expenditures. Any future disruption in the capital and credit markets, such as those experienced in 2008, could adversely affect our ability to draw on our lines of credit. Our access to funds under our lines of credit is dependent on the ability of the banks to meet their funding commitments. Disruptions in capital and credit markets also may affect the determination of interest rates for borrowers, particularly rates based on LIBOR, as are our lines of credit. Any future disruptions in these markets and their effect on interest rates could result in increased borrowing costs under our lines of credit.

Cash Flows

The following table summarizes our cash flow activity for 2010 and 2009:

	2010	2009	Change
Cash flows provided by operating activities	$152.8	$88.3	$64.5
Cash flows used in investing activities	$(10.1)	$(15.5)	$5.4
Cash flows used in financing activities	$(74.2)	$(56.1)	$(18.1)

A detail of the individual items contributing to the cash flow changes for the years presented is included in our consolidated statements of cash flows.

Operating Activities

The increase in net cash provided by operating activities was principally attributable to higher net income and to changes in operating assets and liabilities, which were primarily composed of higher levels of accounts payable and other liabilities and lower levels of inventory, partially offset by higher accounts receivable driven by increased sales volume in 2010 compared to 2009.

Investing Activities

The decrease in net cash used in investing activities is primarily due to $6.0 million of lower spending on acquisitions in 2010 partially offset by a net increase in capital expenditures in 2010.

Financing Activities

The increase in net cash used in financing activities is primarily the result of an increase of $8.9 million in dividends paid, a $8.8 million increase in distributions made to the noncontrolling interest of Carrier Enterprise, a $6.7 million decrease in excess tax benefits resulting from share-based compensation and $4.3 million lower net proceeds from issuances of common stock, partially offset by $6.7 million of revolving credit agreements fees paid in 2009 and $3.9 million lower net repayments of debt in 2010.

Cash distributions attributable to Carrier’s noncontrolling interest in Carrier Enterprise totaled $23.3 million in 2010, of which, $9.7 was payable at December 31, 2010. This payment was made in January 2011.

Working capital increased to $572.0 million at December 31, 2010 from $531.4 million at December 31, 2009 reflecting higher cash on hand resulting from improved collections as well as due to the aforementioned increase in accounts receivable partially offset by higher levels of accounts payable and accrued expenses and a decrease in inventory levels. The increase in working capital was primarily funded by operating cash flows.

Revolving Credit Agreements

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. The credit facility matures in August 2012. At December 31, 2010 and 2009, $10.0 million and $12.8 million were outstanding under this revolving credit agreement, respectively.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2010.

Carrier Enterprise maintains a separate secured revolving credit agreement that provides for borrowings of up to $75.0 million. Borrowings under the credit facility are used by Carrier Enterprise for general corporate purposes, including working capital and permitted acquisitions. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise. The credit facility matures in July 2012. At December 31, 2009, $0.01 million was outstanding under this credit facility. At December 31, 2010, no borrowings were outstanding under this credit facility.

This revolving credit agreement contains customary affirmative and negative covenants and representations and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to Carrier Enterprise’s leverage and interest coverage ratios and limits the level of capital expenditures and cash distributions in addition to other restrictions. We believe Carrier Enterprise was in compliance with all covenants and financial ratios at December 31, 2010.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2010, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2011	2012	2013	2014	2015	Thereafter	Total
Non-cancelable operating lease obligations	$56.6	$42.7	$32.5	$24.1	$15.4	$18.3	$189.6
Minimum royalty payment	1.0	—	—	—	—	—	1.0
Other debt	0.1	—	—	—	—	—	0.1

Total Contractual Obligations	$57.7	$42.7	$32.5	$24.1	$15.4	$18.3	$190.7

Commercial obligations outstanding at December 31, 2010 under the revolving credit agreements consist of borrowings totaling $10.0 million and standby letters of credit totaling $3.4 million. Borrowings under the revolving credit agreements at December 31, 2010 had revolving maturities of 30 days and letters of credit had varying terms expiring through July 2012.

Standby letters of credit are primarily used as collateral under self-insurance programs and are not expected to result in any material losses or obligation as the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2010. See Note 10 to our consolidated financial statements for further information.

Company Share Repurchase Program

Our Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. Repurchases totaled 105,600 shares at a cost of $4.8 million in 2008. No shares were repurchased in 2010 or 2009. In aggregate, 6,370,913 shares of Common stock and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. The remaining 1,129,087 shares authorized for repurchase are subject to certain restrictions included in our revolving credit agreements.

Common Stock Dividends

Cash dividends of $2.04, $1.89 and $1.75 per share of Common stock and Class B common stock were paid in 2010, 2009 and 2008, respectively. In February 2011, the Board of Directors approved an increase to the quarterly cash dividend rate to $0.57 per share from $0.52 per share of Common and Class B common stock beginning with the next regular scheduled dividend declaration in April 2011. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as profitability, financial condition, cash requirements, restrictions under our revolving credit agreements, future prospects and other factors deemed relevant by our Board of Directors.

Capital Resources

We believe we have adequate availability of capital from operations and our current credit facilities to fund working capital requirements and support the development of our short-term and long-term operating strategies. As of December 31, 2010, we had $126.5 million of cash and cash equivalents available on hand, of which $24.0 million is available for debt repayment. Additional borrowing capacity (subject to certain restrictions) under our revolving credit agreements is available to fund present operations and anticipated growth, including expansion in our current and targeted market areas. Potential acquisitions are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe our financial position and earnings history provide a sufficient base for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities.

At December 31, 2010, we had the following amounts available to fund operations, subject to certain restrictions, under the aforementioned credit facilities:

Watsco unsecured revolving credit facility	$287.2
Carrier Enterprise secured revolving credit facility	$74.4

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk exposure is interest rate risk, and our objective is to manage our exposure to interest rate changes by reducing borrowing costs, which limits the impact of interest rate changes on earnings and cash flows. To achieve this objective, we use interest rate swaps to manage net exposure to interest rate changes on our borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit losses. All items described are non-trading. See Notes 1 and 10 to our consolidated financial statements for further information.

Interest rate swap agreements reduce the exposure to market risks from changing interest rates under our revolving credit agreements. Under the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held for trading purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

At December 31, 2010 and 2009, we had one interest rate swap agreement in effect with a notional amount of $10.0 million, to manage the net exposure to interest rate changes related to $10.0 million of borrowings under our revolving credit agreement. The swap agreement matures in October 2011 and exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. The interest rate swap was effective as a cash flow hedge and no charge to earnings was required in 2010, 2009 and 2008.

We were party to an interest rate swap agreement with a notional amount of $10.0 million, which matured in October 2009 that was designated as a cash flow hedge and effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009 and 2008, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instrument was $0.4 million at December 31, 2010, and is included, net of accrued interest, in accrued expenses and other current liabilities in the consolidated balance sheet. The negative fair value of the derivative financial instrument was $0.7 million at December 31, 2009, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheet.

At December 31, 2010 and 2009, our exposure to interest rate changes was limited to variable rate lease payments which are indexed to one month LIBOR. To assess our exposure to changes in interest rates, we performed a sensitivity analysis to determine the impact to earnings associated with an immediate 100 basis-point fluctuation from one month LIBOR. Based on the results of this simulation, as of December 31, 2010 and 2009, net income would decrease or increase by approximately $0.1 million on an annual basis if there were an immediate 100 basis-point increase or decrease, respectively, in one month LIBOR. Future disruptions, if any, in the capital and credit markets may also affect the determination of interest rates for LIBOR-based borrowers. Disruptions in these markets and their affect on interest rates could result in increased borrowings than our sensitivity analysis determined. This information constitutes a “forward-looking statement” and actual results may differ significantly based on actual borrowings and interest rates.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010, and our report dated March 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Miami, Florida

March 1, 2011

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the two years ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for business combinations as of January 1, 2009, due to the adoption of Financial Accounting Standards Board Statement No. 141(R), Business Combinations (codified in Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 805, Business Combinations, and changed its method of accounting for noncontrolling interests beginning July 1, 2009 (as a result of the formation of Carrier Enterprise, LLC on that date), due to the adoption of Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (codified in Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 810, Consolidation), and changed its method for determining whether certain securities should be included in the basic earnings per share calculation as of January 1, 2009, due to the adoption of Financial Accounting Standards Board Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (codified in Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 260, Earnings Per Share).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Miami, Florida

March 1, 2011

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Watsco, Inc.

We have audited the accompanying consolidated statements of income, cash flows, and shareholders’ equity of Watsco, Inc. (a Florida Corporation) and subsidiaries (the “Company”) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Watsco, Inc. and subsidiaries for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Miami, Florida

February 27, 2009 (except for earnings per share amounts as discussed in Note 1 - Accounting Changes - Earnings per Share, as to which the date is February 26, 2010)

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2010	2009	2008
Revenues	$2,844,595	$2,001,815	$1,700,237
Cost of sales	2,171,354	1,520,983	1,258,243

Gross profit	673,241	480,832	441,994
Selling, general and administrative expenses	507,669	399,772	343,386

Operating income	165,572	81,060	98,608
Interest expense, net	3,490	2,731	2,018

Income before income taxes	162,082	78,329	96,590
Income taxes	50,360	26,756	36,221

Net income	111,722	51,573	60,369
Less: net income attributable to noncontrolling interest	30,962	8,259	—

Net income attributable to Watsco, Inc.	$80,760	$43,314	$60,369

Earnings per share for Common and Class B common stock:
Basic	$2.49	$1.42	$2.14

Diluted	$2.49	$1.40	$2.09

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$126,498	$58,093
Accounts receivable, net	305,088	266,284
Inventories	391,925	410,078
Other current assets	14,493	20,843

Total current assets	838,004	755,298

Property and equipment, net	31,221	33,118
Goodwill	303,703	303,257
Intangible assets, net	56,627	58,566
Other assets	7,672	10,374

	$1,237,227	$1,160,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$72	$151
Accounts payable	182,185	145,825
Accrued expenses and other current liabilities	83,748	77,950

Total current liabilities	266,005	223,926

Long-term obligations:
Borrowings under revolving credit agreements	10,000	12,763
Other long-term obligations, net of current portion	16	666

Total long-term obligations	10,016	13,429

Deferred income taxes and other liabilities	32,310	28,450

Commitments and contingencies

Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 34,447,037 and 34,209,913 shares issued in 2010 and 2009, respectively	17,223	17,105
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,373,301 and 4,299,644 shares issued in 2010 and 2009, respectively	2,187	2,150
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	472,883	461,563
Accumulated other comprehensive loss, net of tax	(593)	(821)
Retained earnings	387,186	372,454
Treasury stock, at cost, 6,370,913 shares of Common and Class B common stock in 2010 and 2009	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	764,461	738,026
Noncontrolling interest	164,435	156,782

Total shareholders’ equity	928,896	894,808

	$1,237,227	$1,160,613

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2007	27,969,470	$17,117	$267,669	$(431)	$375,207	$(109,605)	$—	$549,957
Net income					60,369			60,369
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				(694)				(694)

Comprehensive income								59,675

Retirement of common stock	(261,014)	(131)	(9,798)					(9,929)
Common stock contribution to 401(k) plan	33,986	17	1,232					1,249
Stock issuances from exercise of stock options and employee stock purchase plan	643,796	323	12,344					12,667
Excess tax benefit from share-based compensation			4,758					4,758
Issuances of non-vested (restricted) shares of common stock	45,000	23	(23)					—
Share-based compensation			6,454					6,454
Cash dividends declared on Common and Class B common stock, $1.75 per share					(49,351)			(49,351)
Purchase of treasury stock	(105,600)					(4,820)		(4,820)

Balance at December 31, 2008	28,325,638	17,349	282,636	(1,125)	386,225	(114,425)	—	570,660

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Net income					43,314		8,259	51,573
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				304				304

Comprehensive income								51,877

Retirement of common stock	(206,029)	(103)	(9,335)					(9,438)
Common stock contribution to 401(k) plan	33,779	17	1,280					1,297
Stock issuances from exercise of stock options and employee stock purchase plan	823,320	412	11,885					12,297
Excess tax benefit from share-based compensation			9,589					9,589
Issuances of non-vested (restricted) shares of common stock	86,635	43	(43)					—
Forfeitures of non-vested (restricted) shares of common stock	(5,168)	(3)	3					—
Share-based compensation			5,264					5,264
Cash dividends declared on Common and Class B common stock, $1.89 per share					(57,085)			(57,085)
Common and Class B common stock issued for joint venture	3,080,469	1,540	149,516					151,056
Fair value increment over carrying value of locations contributed to joint venture			10,768					10,768
Fair value of noncontrolling interest							108,883	108,883
Share of carrying value of our locations contributed to joint venture							12,448	12,448
Non-cash capital contribution of inventory by noncontrolling interest							32,000	32,000
Distribution to noncontrolling interest							(4,808)	(4,808)

Balance at December 31, 2009	32,138,644	19,255	461,563	(821)	372,454	(114,425)	156,782	894,808

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Net income					80,760		30,962	111,722
Changes in unrealized gains and losses on available-for-sale securities and derivative instrument, net of income taxes				228				228

Comprehensive income								111,950

Retirement of common stock	(75,721)	(38)	(4,329)					(4,367)
Common stock contribution to 401(k) plan	9,975	5	484					489
Stock issuances from exercise of stock options and employee stock purchase plan	268,827	134	7,182					7,316
Excess tax benefit from share-based compensation			2,862					2,862
Issuances of non-vested (restricted) shares of common stock	135,000	67	(67)					—
Forfeitures of non-vested (restricted) shares of common stock	(27,300)	(13)	13					—
Share-based compensation			5,175					5,175
Cash dividends declared on Common and Class B common stock, $2.04 per share					(66,028)			(66,028)
Distributions to noncontrolling interest							(23,309)	(23,309)

Balance at December 31, 2010	32,449,425	$19,410	$472,883	$(593)	$387,186	$(114,425)	$164,435	$928,896

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2010	2009	2008
Cash flows from operating activities:
Net income	$111,722	$51,573	$60,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,771	8,533	7,071
Share-based compensation	5,175	5,264	6,454
Provision for doubtful accounts	3,016	5,934	3,816
Gain on sale of property and equipment	(432)	(47)	(170)
Deferred income tax provision	12,725	1,972	447
Non-cash contribution for 401(k) plan	489	1,297	1,249
Excess tax benefits from share-based compensation	(2,862)	(9,589)	(4,758)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(41,250)	67,243	23,416
Inventories	21,447	1,204	37,153
Accounts payable and other liabilities	28,088	(46,386)	(23,020)
Other, net	3,910	1,289	1,446

Net cash provided by operating activities	152,799	88,287	113,473

Cash flows from investing activities:
Capital expenditures	(8,421)	(5,912)	(3,973)
Business acquisitions, net of cash acquired	(3,824)	(9,840)	76
Proceeds from sale of property and equipment	2,111	249	226

Net cash used in investing activities	(10,134)	(15,503)	(3,671)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(66,028)	(57,085)	(49,351)
Distributions to noncontrolling interest	(13,644)	(4,808)	—
Net repayments under revolving credit agreements	(2,763)	(7,237)	(34,000)
Net repayments of other long-term obligations	(729)	(234)	(266)
Payment of fees related to revolving credit agreements	—	(6,695)	—
Purchase of treasury stock	—	—	(4,820)
Excess tax benefits from share-based compensation	2,862	9,589	4,758
Net proceeds from issuances of common stock	6,042	10,335	5,916

Net cash used in financing activities	(74,260)	(56,135)	(77,763)

Net increase in cash and cash equivalents	68,405	16,649	32,039
Cash and cash equivalents at beginning of year	58,093	41,444	9,405

Cash and cash equivalents at end of year	$126,498	$58,093	$41,444

Supplemental cash flow information (Note 14)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. Since 1989, our HVAC/R distribution revenues have increased from approximately $64,000 to $2,800,000 in 2010. At December 31, 2010 we operated from 505 locations in 36 states and Puerto Rico with additional market coverage on an export basis to parts of Latin America and the Caribbean.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and all of its wholly-owned subsidiaries and include the accounts of a joint venture in which Watsco maintains a 60% controlling interest. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, inventory and income taxes, reserves related to self-insurance programs and valuation of goodwill and indefinite lived intangible assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.

Accounting Changes

Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board (“FASB”) issued accounting and disclosure guidance for transfers of financial assets occurring on or after January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Variable Interest Entities

In June 2009, the FASB issued accounting guidance that amended the consolidation principles for variable interest entities (“VIEs”) by requiring consolidation of VIEs based on which party has control of the entity. This guidance was effective beginning January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Business Combinations

In December 2007, the FASB revised the accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination and require, among other things, that transaction costs in a business combination be expensed as incurred. This guidance was effective for business combinations closing after January 1, 2009. See Note 7.

Noncontrolling Interests

In December 2007, the FASB issued accounting guidance which clarified that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. This guidance affected our consolidated financial statements beginning July 1, 2009, as a result of the formation of Carrier Enterprise, LLC (“Carrier Enterprise”) on this date. See Note 7.

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

Years Ended December 31,	2010	2009	2008
Diluted earnings per share for Common and Class B common stock excluding effect of the participating securities	$2.56	$1.46	$2.18
Less: effect of the participating securities	$0.07	$0.06	$0.09

Diluted earnings per share for Common and Class B common stock as adjusted	$2.49	$1.40	$2.09

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 2010 included $10,600 of municipal securities with put options to the issuer of seven days, which were considered to be cash equivalents for purposes of the consolidated financial statements. No individual municipal security equaled or exceeded 1% of total assets and such securities were investment grade and collateralized by a letter of credit issued by the remarketing agent. At December 31, 2009, no municipal securities were held.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history and historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2010 and 2009, the allowance for doubtful accounts totaled $6,343 and $10,942, respectively. Although we believe the allowance is sufficient, a declining economic environment could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2010 and 2009, we have $6,226 and $5,019, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $157 and $104 at December 31, 2010 and 2009, respectively, are included in other assets in our consolidated balance sheets and are classified as available-for-sale. These equity securities are recorded at market using the specific identification method with unrealized holding losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2010 and 2009, $355 and $389 of unrealized losses, net of deferred tax benefits of $217 and $237, respectively, was included in accumulated OCL.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Estimated useful lives for other depreciable assets range from 3-7 years. Depreciation and amortization expense related to property and equipment amounted to $8,832, $7,342 and $6,612 for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill and Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than its carrying value, a second step is performed to measure the amount of impairment loss.

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

We perform our annual impairment tests each year and have determined there to be no impairment for any of the periods presented. There have been no events or circumstances from the date of our assessment that would impact this conclusion. See Note 8.

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including intangible assets with finite lives, are tested for recoverability when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2010, there were no such events or circumstances.

Fair Value Measurements

We carry various assets and liabilities at fair value in the consolidated balance sheets. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are classified based on the following fair value hierarchy:

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $26,646, $12,106 and $5,841 for the years ended December 31, 2010, 2009 and 2008, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $25,443, $14,829 and $6,444 for the years ended December 31, 2010, 2009 and 2008, respectively.

Share-Based Compensation

The fair value of stock option and non-vested (restricted) stock awards are expensed on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options are classified as financing cash flows. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized are credited to paid-in capital in the consolidated balance sheets. See Note 6.

Income Taxes

We record federal and state income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Watsco and its eligible subsidiaries file a consolidated United States federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Watsco and its subsidiaries are required to file, the potential utilization of operating loss carryforwards and valuation allowances required, if any, for tax assets that may not be realizable in the future.

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

Earnings per Share

Earnings per share is computed using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our non-vested (restricted) stock are considered participating securities because these awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest. Under the two-class method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common stock and Class B common stock outstanding for the period. In applying the two-class method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the year and adjusts for the dilutive effects of outstanding stock options using the treasury stock method. As of December 31, 2010, 2009 and 2008, our outstanding Class B common stock was convertible into 2,858,592, 2,844,935 and 2,435,546 shares as of our Common stock, respectively.

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2010	2009	2008
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$80,760	$43,314	$60,369
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	4,775	3,320	3,809

Earnings allocated to Watsco, Inc. shareholders	$75,985	$39,994	$56,560

Allocation of earnings for Basic:
Common stock	$68,856	$35,963	$51,353
Class B common stock	7,129	4,031	5,207

	$75,985	$39,994	$56,560

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$80,760	$43,314	$60,369
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	4,772	3,320	3,796

Earnings allocated to Watsco, Inc. shareholders	$75,988	$39,994	$56,573

The diluted earnings per share calculation assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the year; therefore, no allocation of earnings to Class B common stock is required.

Years Ended December 31,	2010	2009	2008
Weighted-average Common and Class B common shares outstanding for basic earnings per share	30,467,212	28,223,275	26,453,167
Effect of dilutive stock options	111,396	298,162	568,560

Weighted-average Common and Class B common shares outstanding for diluted earnings per share	30,578,608	28,521,437	27,021,727

Diluted earnings per share excluded 129,641, 217,832 and 261,015 shares for the years ended December 31, 2010, 2009 and 2008, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

Derivative Instruments

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCL and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 10, “Derivative Financial Instrument.”

Comprehensive Income

Comprehensive income consists of net income and changes in the unrealized losses on available-for-sale securities and the effective portion of cash flow hedges as discussed in Note 10. The components of comprehensive income are as follows:

Years Ended December 31,	2010	2009	2008
Net income	$111,722	$51,573	$60,369
Changes in unrealized losses on derivative instruments, net of income tax expense (benefit) of $117, $205 and $(248), respectively	194	346	(411)
Changes in unrealized losses on available-for-sale securities, net of income tax expense (benefit) of $19, $(29) and $(170), respectively	34	(42)	(283)

Comprehensive income	111,950	51,877	59,675
Less: comprehensive income attributable to noncontrolling interest	30,962	8,259	—

Comprehensive income attributable to Watsco, Inc.	$80,988	$43,618	$59,675

Recently Issued Accounting Standards

Revenue Arrangements with Multiple Deliverables

In October 2009, the FASB issued accounting guidance that amends the criteria for allocating a contract’s consideration to individual services or products in multiple deliverable arrangements. This guidance is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Fair Value Measurement Disclosures

In January 2010, the FASB issued accounting guidance that requires new disclosures about significant transfers between Level 1 and 2 fair value measurements, including the reason for such transfers, and also requires information about purchases, sales, issuances and settlements of Level 3 fair value measurements. This guidance became effective on January 1, 2010, except for the requirement to provide the Level 3 activity, which will be effective for interim reporting periods after January 1, 2011. The adoption of this guidance has not and is not expected to have a material impact on our consolidated financial statements.

Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued expanded disclosure requirements about the credit quality of financing receivables and their allowance for credit losses. The disclosures will provide additional information about the nature of credit risks inherent in financing receivables, how credit risk is analyzed and assessed in determining the allowance for credit losses and the reasons for any changes to the allowance for credit losses. Disclosures as of the end of a reporting period are required at December 31, 2010 and disclosures about the activity that occurs during a reporting period are effective for interim and annual periods after January 1, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Goodwill Impairment Testing

In December 2010, the Emerging Issues Task Force (“EITF”) of the FASB issued accounting guidance requiring that Step 2 of the goodwill impairment test be performed in circumstances where a reporting unit has a zero or negative carrying amount for which qualitative factors exist that indicate that goodwill may be impaired. This guidance is effective for annual reporting periods after January 1, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the EITF issued accounting guidance requiring pro forma financial information for business combinations to be presented as if the business combination occurred at the beginning of the prior annual reporting period when calculating both the current reporting period and the prior reporting period. This guidance also requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. This guidance is effective for business combinations in which the acquisition date is on or after January 1, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

2. Supplier Concentration

We have four key suppliers of HVAC/R equipment products. Purchases from these four suppliers comprised 72%, 66% and 48% of all purchases made in 2010, 2009 and 2008, respectively; with the largest supplier, Carrier Corporation (“Carrier”) and its affiliates, accounting for 52%, 41% and 13% of all purchases made in each of the years ended December 31, 2010, 2009 and 2008, respectively. Any significant interruption by Carrier or the other suppliers in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position. See Note 13.

3. Property and Equipment

Property and equipment, net, consists of:

December 31,	2010	2009
Land	$1,388	$1,520
Buildings and improvements	34,521	36,840
Machinery, vehicles and equipment	48,821	47,671
Furniture and fixtures	13,765	12,434

	98,495	98,465
Less: accumulated depreciation and amortization	(67,274)	(65,347)

	$31,221	$33,118

4. Long-Term Obligations

Watsco Revolving Credit Agreement

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300,000. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $25,000 swingline subfacility and a $50,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis-points depending upon our ratio of total debt to EBITDA (LIBOR plus 37.5 basis-points at December 31, 2010). We pay a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis-points (7.5 basis-points at December 31, 2010). Alternatively, we may elect to have borrowings bear interest at the Prime Rate or the Federal Funds Rate plus our spread. The credit facility matures in August 2012. At December 31, 2010 and 2009, $10,000 and $12,750 were outstanding under this revolving credit agreement, respectively.

In July 2009, we amended our credit agreement to allow for the consummation of the joint venture, Carrier Enterprise. We paid an amendment fee of $5,483, which is being amortized ratably through the maturity of the facility in August 2012. All other significant terms and conditions remained the same, including capacity, pricing and covenant structure.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios and limits capital expenditures, dividends and share repurchases in addition to other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2010.

Carrier Enterprise Revolving Credit Agreement

Carrier Enterprise maintains a separate bank-syndicated, secured revolving credit agreement that provides for borrowings of up to $75,000. Borrowings under the credit facility are used by Carrier Enterprise for general corporate purposes, including working capital and permitted acquisitions. Included in the facility are a $15,000 swing loan subfacility and a $5,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 275 to 325 basis-points depending upon Carrier Enterprise’s ratio of total debt to EBITDA (LIBOR plus 275 basis-points at December 31, 2010). Carrier Enterprise pays a fixed commitment fee on the unused portion of the commitment of 50 basis-points. Alternatively, Carrier Enterprise has the option to elect to have borrowings bear interest at the higher of the Prime Rate, the Federal Funds Rate plus 50 basis-points or a LIBOR-based rate plus 150 basis-points. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise. Carrier Enterprise paid fees of $1,212 in connection with entering into the credit agreement, which are being amortized ratably through the maturity of the facility in July 2012. At December 31, 2009, $13 was outstanding under this credit facility. At December 31, 2010, no borrowings were outstanding under this credit facility.

This revolving credit agreement contains customary affirmative and negative covenants and representations and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to Carrier Enterprise’s leverage and interest coverage ratios and limitations on the level of capital expenditures and cash distributions in addition to other restrictions. We believe Carrier Enterprise was in compliance with all covenants and financial ratios at December 31, 2010.

Other Long-Term Obligations

Other long-term obligations, net of current portion, of $16 and $666 at December 31, 2010 and 2009, respectively, relate to capital leases on equipment and a mortgage loan. The mortgage loan was repaid during 2010 and at December 31, 2009 had an outstanding balance of $557. Interest rates on other debt range from 1.0% to 10.1% and mature at varying dates through 2012. Annual maturities of other long-term obligations for the years subsequent to December 31, 2010 are as follows:

2011	$72
2012	16

$88

5. Income Taxes

The components of income tax expense from our wholly-owned operations and our 60% controlling interest in Carrier Enterprise are as follows:

Years Ended December 31,	2010	2009	2008
Federal	$44,845	$24,308	$32,493
State	5,515	2,448	3,728

	$50,360	$26,756	$36,221

Current	$37,635	$24,784	$35,774
Deferred	12,725	1,972	447

	$50,360	$26,756	$36,221

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and investments and 60% of income attributable to Carrier Enterprise, which is taxed as a partnership for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2010	2009	2008
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.0	2.8	2.5

Effective income tax rate attributable to Watsco, Inc.	38.0	37.8	37.5
Taxes attributable to the noncontrolling interest	(6.9)	(3.6)	—

Effective income tax rate	31.1%	34.2%	37.5%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2010	2009
Current deferred tax assets:
Allowance for doubtful accounts	$1,122	$3,332
Capitalized inventory costs and inventory reserves	2,183	5,056
Self-insurance reserves	1,523	1,418
Other current deferred tax assets	845	1,174

Total current deferred tax assets (1)	5,673	10,980

Long-term deferred tax assets (liabilities):
Deductible goodwill	(37,567)	(30,890)
Net operating loss carryforwards	1,338	366
Unrealized loss on derivative instruments	152	268
Depreciation	(20)	869
Share-based compensation	9,890	9,530
Other long-term net deferred tax assets	(308)	(221)

Total net long-term deferred tax liabilities	(26,515)	(20,078)

Less valuation allowance	1,117	—

Net deferred tax liabilities	$(21,959)	$(9,098)

(1)	Current deferred tax assets of $5,673 and $10,980 have been included in the consolidated balance sheets in other current assets at December 31, 2010 and 2009, respectively.

Management has determined that $1,117 of valuation allowance is necessary at December 31, 2010 to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2009, there was no valuation allowance recorded. At December 31, 2010, there were state and other net operating loss carryforwards of $10,581, which expire in varying amounts from 2011 through 2030. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2010.

We are subject to U.S. federal income tax and income tax of multiple state jurisdictions. We are open to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2007. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2006.

As of December 31, 2010 and 2009, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $1,889 and $1,990, respectively. Of these totals, $1,419 and $1,481, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2010 and 2009, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $379 and $317, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The change in gross unrecognized tax benefits during 2010 and 2009 is as follows:

Gross balance at January 1, 2009	$2,296
Additions based on tax positions related to the current year	146
Additions for tax positions of prior years	206
Reductions due to lapse of applicable statute of limitations	(658)

Gross balance at December 31, 2009	1,990
Additions based on tax positions related to the current year	197
Reductions due to lapse of applicable statute of limitations	(298)

Gross balance at December 31, 2010	$1,889

6. Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 4,000,000 shares of Common and Class B common stock may be granted. A total of 1,743,162 shares of Common stock, net of cancellations and 1,238,446 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2010. There were 1,018,392 shares of common stock reserved for future grants as of December 31, 2010 under the 2001 Plan. There are 488,000 options of common stock outstanding under the 2001 Plan at December 31, 2010. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. There are 5,000 options of common stock outstanding under the 1991 Plan at December 31, 2010. Options under the 1991 Plan vest over two to five years of service and have contractual terms of ten years.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2010, and changes during 2010, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2010	615,000	$33.19
Granted	142,000	57.29
Exercised	(254,500)	25.77
Forfeited	(5,000)	49.73
Expired	(4,500)	32.16

Options outstanding at December 31, 2010	493,000	$43.80	2.69	$9,575

Options exercisable at December 31, 2010	244,667	$35.53	1.68	$6,809

The weighted-average grant date fair value of stock options granted during 2010, 2009 and 2008 was $11.45, $9.93 and $7.06, respectively. The total intrinsic value of stock options exercised during 2010, 2009 and 2008 was $6,559, $11,555 and $11,986, respectively. The fair value of stock options that vested during 2010, 2009 and 2008 was $597, $3,750 and $2,158, respectively.

A summary of non-vested (restricted) stock activity as of December 31, 2010, and changes during 2010, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2010	1,826,001	$30.98
Granted	135,000	49.43
Vested	(61,410)	52.03
Forfeited	(27,300)	40.72

Non-vested (restricted) stock outstanding at December 31, 2010	1,872,291	$31.47

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2010, 2009 and 2008 was $49.43, $49.62 and $43.04, respectively. The fair value of non-vested stock that vested during 2010, 2009 and 2008 was $3,609, $1,460 and $704, respectively.

During 2010, 2009 and 2008, 19,678 shares of Common stock with an aggregate market value of $1,155, 601 shares of Common stock with an aggregate market value of $23 and 590 shares of Common stock with an aggregate market value of $26, respectively, were delivered as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of non-vested (restricted) stock. These shares were retired upon delivery. At December 31, 2010, we were obligated to issue 301,052 shares of non-vested (restricted) Class B common stock under an executive compensation agreement. We issued these non-vested (restricted) shares of Class B common stock in the first quarter of 2011.

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

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2010	2009	2008
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.14%	1.96%	2.13%
Expected volatility	33.35%	34.03%	27.33%
Expected dividend yield	3.65%	4.32%	3.40%

Share-Based Compensation Expense

Share-based compensation expense included in selling, general and administrative expenses amounted to $5,175, $5,264 and $6,454 for the years ended December 31, 2010, 2009 and 2008, respectively.

Cash received from Common stock issued as a result of stock options exercised during 2010, 2009 and 2008 was $5,285, $9,592 and $5,235, respectively. During 2010, 2009 and 2008, 56,043 shares of Common and Class B common stock with an aggregate market value of $3,212, 205,428 shares of Common and Class B common stock with an aggregate market value of $9,415 and 260,424 shares of Common and Class B common stock with an aggregate market value of $9,903, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. Upon delivery these shares were retired. The tax benefit realized for the tax deductions from share-based compensation plans totaled $3,083, $9,789 and $5,095, for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, there was $1,353 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.9 years. At December 31, 2010, there was $35,205 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 12.0 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $22,000 of the unrecognized share-based compensation for shares of non-vested (restricted) stock is related to awards granted to our Chief Executive Officer that vest in approximately twelve years upon his attainment of age 82.

Employee Stock Purchase Plan

The Watsco, Inc. Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,000,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock with a discount of 5% of the fair market value at specified times. During 2010, 2009 and 2008, employees purchased 8,515, 10,917 and 9,058 shares of Common stock at an average price of $51.69, $38.18 and $39.81 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in additional shares issued in the amount of 5,812, 7,503 and 7,430 for the years ended December 31, 2010, 2009 and 2008, respectively. We received net proceeds of $757, $743 and $681, respectively, during 2010, 2009 and 2008, for shares of Watsco Common stock issued under the ESPP. At December 31, 2010, 68,676 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2010, 2009 and 2008, we issued 9,975, 33,779 and 33,986 shares of Common stock to the plan representing the Common stock matching contribution of $489, $1,297 and $1,249, respectively.

7. Acquisitions

In April 2010, one of our wholly-owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from two locations in Tennessee for cash consideration of $2,406.

In August 2009, one of our wholly-owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from six locations in Utah for cash consideration of $4,057, net of cash acquired.

In July 2009, we completed the formation of Carrier Enterprise, which is a joint venture between us and Carrier. Carrier contributed to Carrier Enterprise 95 locations in the U.S. Sunbelt and Puerto Rico and Carrier’s export division located in Miami, Florida, and we contributed 15 locations that distributed Carrier products. We purchased a 60% controlling interest in the joint venture for a fair value of $181,474 with options to purchase up to an additional 20% interest from Carrier (10% beginning in July 2012 and an additional 10% in July 2014). Total consideration paid by us for our 60% controlling interest in Carrier Enterprise was composed of our issuance to Carrier of 2,985,685 shares of Common stock and 94,784 shares of Class B common stock having a fair value of $151,056 and our contribution of 15 locations that sold Carrier-manufactured products valued at $23,217. The final purchase price was subject to $7,201 of working capital adjustments pursuant to the Purchase and Contribution Agreement dated May 3, 2009, as amended June 29, 2009 (“Purchase and Contribution Agreement”).

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

The fair value of the noncontrolling interest was determined by applying a pro-rata value of the total invested capital adjusted for a discount for lack of control that market participants would consider when estimating the fair value of the noncontrolling interest. As a result of our contribution of 15 locations to the joint venture, $12,448 representing 40% of the carrying value of the contributed locations was attributed to the noncontrolling interest and $10,768 representing 40% of the difference between the fair value and carrying value of the contributed locations was recognized as an increase to paid-in capital.

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

Revenues of $588,065 and net income attributable to Watsco, Inc. of $6,971 were contributed by the new Carrier Enterprise locations during the year ended December 31, 2009. The unaudited pro forma financial information combining our results of operations with the operations of Carrier Enterprise as if the joint venture had been consummated on January 1, 2008 is as follows:

Years ended December 31,	2009	2008
Revenues	$2,562,319	$2,933,662

Net income	59,874	76,894
Less: net income attributable to the noncontrolling interest	13,332	8,775

Net income attributable to Watsco, Inc.	46,542	68,119

Diluted earnings per share for Common and Class B common shares	$1.44	$2.13

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

The results of operations of these acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the April 2010 and August 2009 acquisitions were not deemed significant to the consolidated financial statements.

8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2008	$219,810
Acquired goodwill	83,447

Balance at December 31, 2009	303,257
Acquired goodwill	446

Balance at December 31, 2010	$303,703

Intangible assets, net consist of:

December 31,	Estimated Useful Lives	2010	2009
Indefinite lived intangible assets:
Trade names, trademarks and distribution rights		$37,963	$37,963
Finite lived intangible assets:
Customer relationships	4-15 years	22,120	22,120
Non-compete agreements	7 years	369	369
Less: accumulated amortization		(3,825)	(1,886)

Finite lived intangible assets, net		18,664	20,603

		$56,627	$58,566

Amortization expense related to finite lived intangible assets amounted to $1,939, $1,191 and $459 for the years ended December 31, 2010, 2009 and 2008, respectively. The future amortization expense for each of the five succeeding years related to all finite lived intangible assets that are currently recorded in the consolidated balance sheets is estimated to be as follows at December 31, 2010:

2011	$1,825
2012	1,770
2013	1,760
2014	1,736
2015	1,725

Total	$8,816

9. Shareholders’ Equity

Common Stock

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2010 and 2009.

Euronext Listing

In October 2010, we listed our Common stock on the Professional Segment of NYSE Euronext in Paris (“Euronext”). On September 24, 2010, the French Autorité des Marchés Financiers approved the prospectus and correspondingly granted a visa number for admission of our Common stock to listing and trading on Euronext. Our shares began trading on Euronext on October 21, 2010 under the symbol “WSO” and are denominated in Euros on the Paris venue. The cross listing does not alter our share count, capital structure or current stock-listings and is intended to promote additional liquidity for investors as well as provide greater access to our shares in Euro-zone markets and currencies.

Stock Repurchase Plan

Our Board of Directors has authorized the repurchase, at management’s discretion, of 7,500,000 shares in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. During 2008, 105,600 Common shares were repurchased at a cost of $4,820. No shares were repurchased during 2009 or 2010. In aggregate since the inception of the repurchase plan in 1999, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock were repurchased at a cost of $114,425. The remaining 1,129,087 shares authorized for repurchase are subject to certain restrictions included in our revolving credit agreements.

10. Financial Instruments

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreements and debt instruments included in other long-term obligations. At December 31, 2010 and 2009, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreements and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instrument

Periodically, we enter into interest rate swap agreements to reduce our exposure to market risks from changing interest rates under our revolving credit agreements. Under the terms of the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount. Any differences paid or received on our interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. In order to obtain hedge accounting treatment, any derivatives used for hedging purposes must be designated as, and effective as, a hedge of an identified risk exposure at the inception of the contract. Changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Accordingly, we record all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values. We record the change in the fair value of a derivative instrument designated as a cash flow hedge in other comprehensive income to the extent the derivative is effective, and recognize the change in the consolidated statement of income when the hedged item affects earnings. Our interest rate hedge described below is designated as a cash flow hedge.

At December 31, 2010 and 2009, we had one interest rate swap agreement in effect with a notional value of $10,000, maturing in October 2011. The swap agreement exchanges the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. During 2010, 2009 and 2008, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $10,000, which matured in October 2009 that was designated as a cash flow hedge and effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009 and 2008, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instrument was $399 at December 31, 2010, and is included, net of accrued interest, in accrued expenses and other current liabilities in the consolidated balance sheet. The negative fair value of the derivative financial instrument was $710 at December 31, 2009, and is included, net of accrued interest, in deferred income taxes and other liabilities in the consolidated balance sheet. See Note 11. At December 31, 2010 and 2009, $238, net of deferred tax benefits of $146 and $432, net of deferred tax benefits of $262, respectively, was included in accumulated OCL associated with the cash flow hedge.

The net change in OCL during 2010, 2009 and 2008, reflected the reclassification of $301, net of income tax benefit of $185, $527, net of income tax benefit of $320 and $274, net of income tax benefit of $164, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income). The net unrealized loss recorded in accumulated OCL will be reclassified to earnings on a monthly basis as interest payments occur. We estimate that approximately $400 in unrealized losses on the derivative instrument accumulated in OCL are expected to be reclassified to earnings during the next 10 months using a current 30-day LIBOR-based average receive rate (0.34% at December 31, 2010). See Note 1, “Comprehensive Income.”

Off-Balance Sheet Financial Instruments

At December 31, 2010 and 2009, we were contingently liable under standby letters of credit aggregating $3,399 and $3,844, respectively that are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to the self-insurance programs. We do not expect any material losses to result from the issuance of the standby letters of credit because the obligations under the programs will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

11. Fair Value Measurements

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and the levels of inputs used to measure fair value:

Description	Fair Value at December 31, 2010	Fair Value Measurements at December 31, 2010 Using
		Level 1	Level 2	Level 3

Assets:

Available-for-sale securities	$157	$157	—	—

Liabilities:

Derivative financial instrument	$399	—	$399	—

Description	Fair Value at December 31, 2009	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3

Assets:

Available-for-sale securities	$104	$104	—	—

Liabilities:

Derivative financial instrument	$710	—	$710	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Available-for-sale securities – the investments are exchange-traded equity securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

Derivative financial instrument – the derivative is a pay-variable, receive fixed interest rate swap based on 30-day LIBOR. Fair value is based on model-derived valuations using the respective LIBOR rate, which is observed at quoted intervals for the full term of the swap and incorporates adjustments to appropriately reflect our nonperformance risk and the counterparty’s nonperformance risk. Therefore, the derivative is classified within Level 2 of the fair value hierarchy. See Note 10, “Derivative Financial Instrument.”

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $7,295 and $7,110 at December 31, 2010 and 2009, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entities

As of December 31, 2010, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entities meet the definition of VIEs; however, there is not a requirement to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $6,500. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 10, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2010, there are no other entities that met the definition of a VIE.

Minimum Royalty Payments

We are obligated under a licensing agreement with Whirlpool Corporation to make minimum annual royalty payments of $1,000 through 2011.

Operating Leases

We are obligated under non-cancelable operating leases of real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2020. Some of our leases contain renewal options, some of which involve rate increases. For leases with step rent provisions whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight-line basis over the lease term. The corporate aircraft lease is subject to adjustment from changes in LIBOR-based interest rates.

As of December 31, 2010, future minimum lease payments under non-cancelable operating leases are as follows:

2011	$56,586
2012	42,596
2013	32,509
2014	24,138
2015	15,443
Thereafter	18,343

$189,615

Rental expense for the years ended December 31, 2010, 2009 and 2008 was $61,835, $55,502 and $45,606, respectively.

13. Related Party Transactions

Purchases from Carrier and its affiliates comprised 52% and 41% of all purchases made during 2010 and 2009, respectively. At December 31, 2010 and 2009, approximately $93,000 and $61,000, respectively, was payable to Carrier and its affiliates, net of receivables. Carrier Enterprise also sells HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2010 and 2009 include $22,142 and $11,879, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise had entered into Transactional Services Agreements (“TSAs”) with Carrier to have certain business processes performed on its behalf, including processes involving the use of business software applications and information technologies. A number of the services provided pursuant to the TSAs expired on December 31, 2009, with the remaining services expiring throughout the twelve months ended December 31, 2010. The fees related to the TSAs were $2,177 and $10,808, and are included in selling, general and administrative expenses in our consolidated statements of income for 2010 and 2009, respectively. At December 31, 2009, $7,116 related to the TSAs was payable to Carrier and was included in accrued expenses and other current liabilities in our consolidated balance sheet. No amount related to the TSAs was payable to Carrier at December 31, 2010.

A member of our Board of Directors is the Executive Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2010, 2009 and 2008, this firm was paid $63, $49 and $128, respectively, for services performed.

14. Supplemental Cash Flow Information

Supplemental cash flow information was as follows:

Years Ended December 31,	2010	2009	2008
Interest paid	$1,348	$1,436	$2,299
Income taxes net of refunds	$37,361	$14,018	$25,270
Non-cash capital contribution of inventory by noncontrolling interest	—	$32,000	—
Common and Class B common stock issued for joint venture	—	$151,056	—
Net assets of locations contributed to joint venture	—	$23,217	—

15. Subsequent Event

On February 7, 2011, our Board of Directors approved an increase in the quarterly cash dividend to $0.57 per share from $0.52 per share.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2010
Revenues (1)	$509,755	$864,805	$812,787	$657,248	$2,844,595
Gross profit	122,604	201,069	195,541	154,027	673,241
Net income attributable to Watsco, Inc.	$3,833	$35,045	$31,437	$10,445	$80,760

Earnings per share for Common and Class B common stock (2):

Basic	$0.10	$1.08	$0.97	$0.31	$2.49

Diluted	$0.10	$1.08	$0.97	$0.31	$2.49

Year Ended December 31, 2009
Revenues (1)	$291,343	$404,971	$741,895	$563,606	$2,001,815
Gross profit	74,234	100,985	172,009	133,604	480,832
Net (loss) income attributable to Watsco, Inc.	$(1,172)	$16,282	$21,131	$7,073	$43,314

(Loss) earnings per share for Common and Class B common stock (2):
Basic	$(0.07)	$0.57	$0.66	$0.21	$1.42

Diluted	$(0.07)	$0.56	$0.66	$0.21	$1.40

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.
(2)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The summation of each quarter may not equal the amount calculated for the year as a whole.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange and the Professional Segment of NYSE Euronext in Paris under the ticker symbol WSO, and our Class B common stock is traded on the NYSE Amex under the ticker symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and NYSE Amex, respectively, and dividends paid per share for each quarter during the years ended December 31, 2010 and 2009. At February 25, 2011, excluding shareholders with stock in street name, there were 285 Common stock shareholders of record and 114 Class B common stock shareholders of record.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2010:
First quarter	$59.99	$47.86	$59.00	$47.70	$0.48	$0.48
Second quarter	62.53	53.44	62.64	53.99	0.52	0.52
Third quarter	60.40	51.35	60.40	51.39	0.52	0.52
Fourth quarter	64.55	54.82	65.26	55.00	0.52	0.52

Year Ended December 31, 2009:
First quarter	$40.08	$30.97	$39.75	$30.99	$0.45	$0.45
Second quarter	54.01	34.55	53.00	34.54	0.48	0.48
Third quarter	56.82	44.56	56.25	44.46	0.48	0.48
Fourth quarter	53.71	48.98	53.25	48.93	0.48	0.48