Form 10-K, Exhibit 13
period 2011-12-31
WATSCO INC
filed 2012-02-29
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended December 31, (In thousands, except per share data)	2011	2010	2009 (1)	2008	2007 (2)(3)
OPERATING DATA
Revenues	$2,977,759	$2,844,595	$2,001,815	$1,700,237	$1,758,022
Gross profit	728,294	673,241	480,832	441,994	446,985
Operating income	199,050	165,572	81,060	98,608	111,154
Net income from continuing operations	137,742	111,722	51,573	60,369	67,489
Loss from discontinued operations, net of income taxes	—	—	—	—	(1,912)
Net income	137,742	111,722	51,573	60,369	65,577
Less: net income attributable to noncontrolling interest	47,292	30,962	8,259	—	—

Net income attributable to Watsco, Inc.	$90,450	$80,760	$43,314	$60,369	$65,577

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock:
Net income from continuing operations attributable to Watsco, Inc. shareholders	$2.74	$2.49	$1.40	$2.09	$2.34
Net loss from discontinued operations attributable to Watsco, Inc. shareholders	—	—	—	—	(0.07)

Net income attributable to Watsco, Inc. shareholders	$2.74	$2.49	$1.40	$2.09	$2.27

Cash dividends declared and paid per share:
Common stock	$2.23	$2.04	$1.89	$1.75	$1.31
Class B common stock	$2.23	$2.04	$1.89	$1.75	$1.31
Weighted-average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	30,753	30,579	28,521	27,022	27,139
Common stock outstanding	33,005	32,449	32,139	28,326	27,969

BALANCE SHEET DATA
Total assets	$1,268,148	$1,237,227	$1,160,613	$716,061	$750,113
Total long-term obligations	—	$10,016	$13,429	$20,783	$55,042
Total shareholders’ equity	$1,001,710	$928,896	$894,808	$570,660	$549,957

(1)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. We also adopted the provisions of revised accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination.
(2)	On July 19, 2007, we divested of our non-core staffing unit. All amounts related to this operation are restated as discontinued operations.
(3)	Effective January 1, 2007, we adopted the provisions of accounting guidance related to uncertainty in income taxes.

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

Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates;

•	refinancing of revolving credit agreements with satisfactory terms;

•	foreign currency exchange rate fluctuations; and

•	the continued viability of our business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if realized, in whole or in part, that the information will have the expected consequences to, or effects on, our business or operations. For additional information identifying other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, see our SEC filings, including but not limited to, the discussion included in the Risk Factors section of this Annual Report on Form 10-K under the headings “Business Risk Factors” and “General Risk Factors.” Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2011, we operated from 542 locations in 38 states, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

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

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns during summer and winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as “Carrier Enterprise I”, in which Carrier contributed 95 of its company-owned locations in 13 U.S. Sun Belt states and Puerto Rico and its export division in Miami, Florida and we contributed 15 locations that distributed Carrier products. We have a 60% controlling interest in Carrier Enterprise I, Carrier has a 40% noncontrolling interest and we have options to purchase from Carrier up to an additional 20% interest in Carrier Enterprise I (10% in July 2012 and 10% in July 2014).

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S states and we contributed 14 locations in the Northeast U.S. In August 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations (we refer to the foregoing Northeast locations and the Mexico operations together as “Carrier Enterprise II”). We have a 60% controlling interest in Carrier Enterprise II and Carrier has a 40% noncontrolling interest. Neither we nor Carrier have any options to purchase additional ownership interests in Carrier Enterprise II.

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

The allowance for doubtful accounts was $12.9 million and $6.3 million at December 31, 2011 and 2010, respectively, an increase of $6.6 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2011 increased to 4.7% compared to 2.2% at December 31, 2010. These increases are primarily attributable to the 35 locations added by Carrier Enterprise II in 2011.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through a credit insurance program.

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

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2012, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have an impact on this conclusion. The carrying amount of goodwill and intangibles at December 31, 2011 increased to $394.8 million from $360.3 million at December 31, 2010, which was primarily attributable to the formation of Carrier Enterprise II. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4.6 million and $7.3 million at December 31, 2011 and 2010, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $0.4 million and $1.1 million was recorded at December 31, 2011 and 2010, respectively, due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements for a discussion of recently issued accounting standards.

Results of Operations

The following table summarizes information derived from the consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.5	76.3	76.0

Gross profit	24.5	23.7	24.0
Selling, general and administrative expenses	17.8	17.9	20.0

Operating income	6.7	5.8	4.0
Interest expense, net	0.2	0.1	0.1

Income before income taxes	6.5	5.7	3.9
Income taxes	1.9	1.8	1.3

Net income	4.6	3.9	2.6
Less: net income attributable to noncontrolling interest	1.6	1.1	0.4

Net income attributable to Watsco, Inc.	3.0%	2.8%	2.2%

The following narratives include the results of operations for businesses acquired during 2011, 2010 and 2009. The results of operations for these acquisitions have been included in our consolidated statements of income beginning on their respective dates of acquisition. The pro forma effect of these acquisitions, excluding the Carrier Enterprise II joint venture, was not deemed significant on either an individual or an aggregate basis in the related acquisition year. See Note 8 to our consolidated financial statements for the pro forma financial information combining our results of operations with the operations of Carrier Enterprise II.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographic proximity to existing locations. At December 31, 2011 and 2010, 63 and 18 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2010 and 2011:

Number of Locations
December 31, 2009	505
Acquired	2
Opened	7
Closed	(9)

December 31, 2010	505
Acquired	35
Opened	15
Closed	(13)

December 31, 2011	542

2011 Compared to 2010

Revenues

Revenues for 2011 increased $133.2 million, or 5%, to $2,977.8 million, including $191.7 million attributable to the 35 new Carrier Enterprise II locations acquired in 2011 and $7.3 million from other locations acquired and opened during the immediately preceding 12 months, partially offset by $28.1 million from closed locations. On a same-store basis, revenues decreased $37.7 million, or 1%, as compared to 2010, reflecting a 3% decrease in sales of HVAC equipment and a 1% decrease in sales of other HVAC products, partially offset by a 3% increase in sales of refrigeration products. The decrease in same-store revenues is primarily due to lower demand in the residential replacement market and a shift in sales mix to lower-efficiency air conditioning systems, which sell at lower unit prices, partially offset by higher demand in the commercial replacement market.

Gross Profit

Gross profit for 2011 increased $55.1 million, or 8%, to $728.3 million, primarily as a result of increased revenues. Gross profit margin improved 80 basis-points to 24.5% in 2011 from 23.7% in 2010. The improvement in gross profit margin was primarily due to increased selling prices and improved discounts and rebates from vendors, reflecting increased purchasing activity during 2011. On a same-store basis, gross profit margin improved 90 basis-points to 24.5% in 2011 from 23.6% in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2011 increased $21.6 million, or 4%, to $529.2 million. Selling, general and administrative expenses as a percent of revenues decreased to 17.8% for 2011 from 17.9% for 2010. Selling, general and administrative expenses in 2011 included $1.2 million of acquisition-related costs primarily associated with the acquisition and transition of Carrier Enterprise II. On a same-store basis, selling, general and administrative expenses decreased 2% compared to 2010 and as a percentage of sales were 17.8% primarily due to decreases in selling expenses related to our decreased revenues.

Operating Income

Operating income for 2011 increased $33.5 million, or 20%, to $199.1 million. Operating margin improved 90 basis-points to 6.7% in 2011 from 5.8% in 2010. On a same-store basis, operating income increased $23.2 million, or 14%, and operating margin also improved 90 basis-points to 6.7% versus 5.8% in 2010.

Interest Expense, Net

Net interest expense in 2011 increased $1.0 million, or 28%, to $4.5 million primarily as a result of an increase in average outstanding borrowings during 2011 as compared to 2010.

Income Taxes

Income taxes increased to $56.9 million for 2011 as compared to $50.4 million for 2010 and are a composite of the income taxes attributable to our wholly-owned operations and investments and 60% of income taxes attributable to the Carrier joint ventures, which are taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 38.0% in 2011 and 2010.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2011 increased $9.7 million, or 12%, to $90.5 million. The increase was primarily driven by higher revenues, expanded profit margins and lower levels of selling, general and administrative expenses as a percent of revenues as discussed above.

2010 Compared to 2009

Revenues

Revenues for 2010 increased $842.8 million, or 42%, to $2,844.6 million, including $625.4 million attributable to the 95 new Carrier Enterprise I locations acquired July 1, 2009 and $23.9 million from other locations acquired and opened during the last twelve months partially offset by $15.2 million from closed locations. On a same-store basis, revenues increased $208.7 million, or 11%, as compared to 2009 and reflect a 16% increase in sales of HVAC equipment, a 2% increase in sales of other HVAC products and a 10% increase in sales of refrigeration products. Sales of HVAC equipment benefited from growth in unit sales and an improved sales mix of higher-efficiency replacement air conditioning and heating systems, which sell at higher unit prices.

Gross Profit

Gross profit for 2010 increased $192.4 million, or 40%, to $673.2 million, primarily as a result of increased revenues. Gross profit margin declined 30 basis-points to 23.7% in 2010 from 24.0% in 2009, reflecting the impact of lower selling margins for Carrier Enterprise I. On a same-store basis, gross profit margin improved 20 basis-points to 24.3% versus 24.1% in 2009 primarily due to a shift in sales mix toward higher-efficiency HVAC equipment as well as improved margins for non-equipment products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2010 increased $107.9 million, or 27%, to $507.7 million reflecting the impact of Carrier Enterprise I for twelve months in 2010 as compared to six months in 2009. Selling, general and administrative expenses as a percent of revenues decreased to 17.9% for 2010 from 20.0% for 2009. Selling, general and administrative expenses in 2009 include $4.8 million of acquisition-related costs primarily associated with the closing and transition of Carrier Enterprise I. On a same-store basis, selling, general and administrative expenses increased 2% compared to 2009, primarily due to increases in selling expenses related to our increased revenues including higher incentive-based compensation partially offset by a decrease in the provision for doubtful accounts.

Operating Income

Operating income for 2010 increased $84.5 million, or 104%, to $165.6 million. Operating margin improved 180 basis-points to 5.8% in 2010 from 4.0% in 2009. On a same-store basis, operating income increased $46.8 million, or 57%, and operating margin also improved 170 basis-points to 5.8% versus 4.1% in 2009.

Interest Expense, Net

Net interest expense in 2010 increased $0.8 million, or 28%, to $3.5 million primarily as a result of the additional amortization of bank fees (included in interest expense, net) related to the amendment of our existing revolving credit agreement required to consummate the joint venture on July 1, 2009 and the establishment of the Carrier Enterprise I revolving credit agreement, together with a 25% increase in average outstanding borrowings during 2010 as compared to 2009.

Income Taxes

Income taxes increased to $50.4 million for 2010 as compared to $26.8 million for 2009 and are a composite of the income taxes attributable to our wholly-owned operations and investments and 60% of income taxes attributable to Carrier Enterprise I, which is taxed as a partnership for income tax purposes. The effective income tax rate attributable to us increased to 38.0% in 2010 from 37.8% in 2009. The increase is primarily due to certain non-recurring tax benefits and credits realized in 2009 and a higher effective state tax rate associated with Carrier Enterprise I in 2010.

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

Sources and Uses of Cash

We rely on cash flows from operations and additional borrowing capacity (subject to certain restrictions) under our revolving credit agreements to fund seasonal working capital needs, including our anticipated dividend payments, capital expenditures and funds necessary for business acquisitions, and to support the development of our long-term operating strategies.

We believe that our operating cash flows, cash on hand and funds available for borrowing under our current lines of credit will be sufficient to satisfy our liquidity needs in the foreseeable future, including exercising our option to acquire another 10% interest in Carrier Enterprise I on July 1, 2012. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements. While we have the intent and current ability to refinance our revolving credit agreements on a long-term basis prior to their respective maturities in 2012, there is no assurance that we will be able to refinance with the same terms and conditions.

Any future disruption in the capital and credit markets, such as those experienced in 2008, could adversely affect our ability to draw on or refinance our lines of credit. Our access to funds under the lines of credit is dependent on the ability of the banks to meet their funding commitments. Disruptions in capital and credit markets also may affect the determination of interest rates for borrowers, particularly rates based on LIBOR, such as the rates in our lines of credit. Any future disruptions in these markets and their effect on interest rates could result in increased borrowing costs under our existing, and any future, lines of credit.

Working Capital

Working capital increased to $605.1 million at December 31, 2011 from $572.0 million at December 31, 2010, reflecting the 35 new locations added by Carrier Enterprise II in 2011, which in aggregate added $50.2 million of working capital. Excluding these new locations, working capital was $554.9 million at December 31, 2011.

Cash Flows

The following table summarizes our cash flow activity for 2011 and 2010:

	2011	2010	Change
Cash flows provided by operating activities	$61.5	$152.8	$(91.3)
Cash flows used in investing activities	$(56.6)	$(10.1)	$(46.5)
Cash flows used in financing activities	$(115.6)	$(74.2)	$(41.4)

A detail of the individual items contributing to the cash flow changes for the years presented is included in the consolidated statements of cash flows.

Operating Activities

The decrease in net cash provided by operating activities was primarily attributable to changes in operating assets and liabilities, which were primarily composed of lower levels of accounts payable and other liabilities due to approximately $70.0 million in incremental vendor payments from one-time changes in payment terms effective July 1, 2011 and higher levels of inventory, including the purchase of previously consigned inventory from one of our key suppliers in 2011 for approximately $17.0 million, partially offset by accounts receivable and higher net income in 2011.

Investing Activities

The increase in net cash used in investing activities is due to the purchase of our 60% controlling interest in Carrier Enterprise II for aggregate cash consideration of $43.5 million and an increase in capital expenditures partially offset by higher proceeds from the sale of property and equipment in 2010.

Financing Activities

In March 2011, Carrier Enterprise I used cash on hand to return to us and Carrier an $80.0 million aggregate capital contribution made in 2009. Our share of the return of capital totaled $48.0 million and Carrier’s share totaled $32.0 million. Cash distributions attributable to the noncontrolling interest included $9.7 million that was payable at December 31, 2010. This payment was made in January 2011.

The increase in net cash used in financing activities was primarily attributable to the $32.0 million return of capital to the noncontrolling interest in Carrier Enterprise I, an increase in distributions to the noncontrolling interest and an increase in dividends paid, partially offset by net borrowings under our revolving credit agreements in 2011.

Revolving Credit Agreements

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. At December 31, 2011 and 2010, $20.0 million and $10.0 million were outstanding under this revolving credit agreement, respectively. The credit agreement matures in August 2012 and accordingly, borrowings outstanding are classified as current liabilities in our consolidated balance sheet at December 31, 2011. We have obtained indicative term sheets at competitive rates and terms and intend to refinance this bank-syndicated, unsecured revolving credit agreement prior to its maturity however, there is no assurance that we will be able to refinance with the same terms and conditions.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios, limits on capital expenditures, dividends and share repurchases, and other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2011.

Carrier Enterprise I maintains a separate bank-syndicated, secured revolving credit agreement that provides for borrowings of up to $125.0 million. Effective July 1, 2011, Carrier Enterprise I’s standard payment terms with Carrier for inventory purchases changed. As a result of this change, on July 26, 2011 we amended the revolving credit agreement to increase available borrowings to $125.0 million from $75.0 million. All other terms and conditions of the credit facility remained the same. Borrowings under the credit facility are used for general corporate purposes, including working capital and permitted acquisitions. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise I. No borrowings were outstanding under this credit facility at December 31, 2011 or 2010. The credit agreement matures in July 2012. We have obtained indicative term sheets at competitive rates and terms and intend to refinance, on an unsecured basis, this bank-syndicated revolving credit agreement prior to its maturity however, there is no assurance that we will be able to refinance with the same terms and conditions.

The Carrier Enterprise I revolving credit agreement contains customary affirmative and negative covenants and representations and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to its leverage and interest coverage ratios, limits on capital expenditures and cash distributions, and other restrictions. We believe Carrier Enterprise I was in compliance with all covenants and financial ratios at December 31, 2011.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2011, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2012	2013	2014	2015	2016	Thereafter	Total
Operating leases (1)	$58.5	$48.2	$39.1	$31.1	$21.8	$17.8	$216.5

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements and these operating expenses are not included in the table above.

Commercial obligations outstanding at December 31, 2011 under our revolving credit agreements consist of borrowings totaling $20.0 million and standby letters of credit totaling $3.7 million. Borrowings under the revolving credit agreements at December 31, 2011 had revolving maturities of 30 days and letters of credit had varying terms expiring through January 2013. Standby letters of credit are primarily used as collateral under our self-insurance programs.

At December 31, 2011, we were contingently liable under performance bonds aggregating approximately $4.7 million that are used as collateral to cover any contingencies related to our nonperformance to certain customers. We do not expect any material losses or obligation to result from the issuances of the standby letters of credit or performance bonds because the obligations under our self-insurance programs and to certain customers will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero at December 31, 2011. See Note 11 to our consolidated financial statements for further information.

Acquisitions

We intend to exercise our option to acquire another 10% interest in Carrier Enterprise I on July 1, 2012 for approximately $51.0 million. Any other potential acquisitions and/or joint ventures are continually evaluated and discussions are conducted with a number of acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe our financial position and earnings history provide a sufficient basis for obtaining additional financing resources at competitive rates and terms or gives us the ability to raise funds through the issuance of equity securities.

Common Stock Dividends

Cash dividends of $2.23, $2.04 and $1.89 per share of Common stock and Class B common stock were paid in 2011, 2010 and 2009, respectively. On January 3, 2012, our Board of Directors declared a regular quarterly cash dividend of $0.62 per share of Common and Class B common stock that was paid on January 31, 2012 to shareholders of record as of January 13, 2012. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, restrictions under our revolving credit agreements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2011, 2010 or 2009. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. The repurchase of up to the remaining 1,129,087 shares authorized for repurchase is subject to certain restrictions included in our revolving credit agreements.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk exposure is interest rate risk, and our objective is to manage our exposure to interest rate changes by reducing borrowing costs, which limits the impact of interest rate changes on earnings and cash flows. To achieve this objective, we use interest rate swaps to manage net exposure to interest rate changes on our borrowings. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit losses. All items described are non-trading. See Notes 1 and 11 to our consolidated financial statements for further information.

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

We were party to an interest rate swap agreement with a notional amount of $10.0 million that matured in October 2011 and was designated as a cash flow hedge. This swap effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. During 2011, 2010 and 2009, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $10.0 million that matured in October 2009 and was designated as a cash flow hedge. This swap effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Carrier Enterprise II during 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, Carrier Enterprise II’s internal control over financial reporting, which represented approximately 11% of the Company’s total consolidated assets as of December 31, 2011 and approximately 6% of consolidated revenues for the year ended December 31, 2011, included in the consolidated financial statements of Watsco, Inc. and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of Watsco, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of Carrier Enterprise II.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

February 29, 2012
Miami, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

February 29, 2012

Miami, Florida

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2011	2010	2009
Revenues	$2,977,759	$2,844,595	$2,001,815
Cost of sales	2,249,465	2,171,354	1,520,983

Gross profit	728,294	673,241	480,832
Selling, general and administrative expenses	529,244	507,669	399,772

Operating income	199,050	165,572	81,060
Interest expense, net	4,458	3,490	2,731

Income before income taxes	194,592	162,082	78,329
Income taxes	56,850	50,360	26,756

Net income	137,742	111,722	51,573
Less: net income attributable to noncontrolling interest	47,292	30,962	8,259

Net income attributable to Watsco, Inc.	$90,450	$80,760	$43,314

Earnings per share for Common and Class B common stock:
Basic	$2.75	$2.49	$1.42

Diluted	$2.74	$2.49	$1.40

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$15,673	$126,498
Accounts receivable, net	327,664	305,088
Inventories	465,349	391,925
Other current assets	19,491	14,493

Total current assets	828,177	838,004

Property and equipment, net	39,455	31,221
Goodwill	319,440	303,703
Intangible assets, net	75,366	56,627
Other assets	5,710	7,672

	$1,268,148	$1,237,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$19	$72
Borrowings under revolving credit agreements (Note 5)	20,000	—
Accounts payable	127,359	182,185
Accrued expenses and other current liabilities	75,661	83,748

Total current liabilities	223,039	266,005

Long-term obligations:
Borrowings under revolving credit agreements (Note 5)	—	10,000
Other long-term obligations, net of current portion	—	16

Total long-term obligations	—	10,016

Deferred income taxes and other liabilities	43,399	32,310

Commitments and contingencies

Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 34,676,359 and 34,447,037 shares issued in 2011 and 2010, respectively	17,338	17,223
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,699,895 and 4,373,301 shares issued in 2011 and 2010, respectively	2,350	2,187
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	493,519	472,883
Accumulated other comprehensive loss, net of tax	(352)	(593)
Retained earnings	404,360	387,186
Treasury stock, at cost, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock in 2011 and 2010	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	802,790	764,461
Noncontrolling interest	198,920	164,435

Total shareholders’ equity	1,001,710	928,896

	$1,268,148	$1,237,227

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2008	28,325,638	$17,349	$282,636	$(1,125)	$386,225	$(114,425)	$—	$570,660
Net income					43,314		8,259	51,573
Changes in unrealized gains and losses on available-for-sale securities and derivative instruments, net of income taxes				304				304

Comprehensive income								51,877

Retirement of common stock	(206,029)	(103)	(9,335)					(9,438)
Common stock contribution to 401(k) plan	33,779	17	1,280					1,297
Stock issuances from exercise of stock options and employee stock purchase plan	823,320	412	11,885					12,297
Excess tax benefit from share-based compensation			9,589					9,589
Issuances of non-vested (restricted) shares of common stock	86,635	43	(43)					—
Forfeitures of non-vested (restricted) shares of common stock	(5,168)	(3)	3					—
Share-based compensation			5,264					5,264
Cash dividends declared on Common and Class B common stock, $1.89 per share					(57,085)			(57,085)
Common and Class B common stock issued for joint venture	3,080,469	1,540	149,516					151,056
Fair value increment over carrying value of locations contributed to joint venture			10,768					10,768
Fair value of noncontrolling interest							108,883	108,883
Share of carrying value of our locations contributed to joint venture							12,448	12,448
Non-cash capital contribution of inventory by noncontrolling interest							32,000	32,000
Distribution to noncontrolling interest							(4,808)	(4,808)

Balance at December 31, 2009	32,138,644	19,255	461,563	(821)	372,454	(114,425)	156,782	894,808

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2009	32,138,644	19,255	461,563	(821)	372,454	(114,425)	156,782	894,808
Net income					80,760		30,962	111,722
Changes in unrealized gains and losses on available-for-sale securities and derivative instrument, net of income taxes				228				228

Comprehensive income								111,950

Retirement of common stock	(75,721)	(38)	(4,329)					(4,367)
Common stock contribution to 401(k) plan	9,975	5	484					489
Stock issuances from exercise of stock options and employee stock purchase plan	268,827	134	7,182					7,316
Excess tax benefit from share-based compensation			2,862					2,862
Issuances of non-vested (restricted) shares of common stock	135,000	67	(67)					—
Forfeitures of non-vested (restricted) shares of common stock	(27,300)	(13)	13					—
Share-based compensation			5,175					5,175
Cash dividends declared on Common and Class B common stock, $2.04 per share					(66,028)			(66,028)
Distributions to noncontrolling interest							(23,309)	(23,309)

Balance at December 31, 2010	32,449,425	19,410	472,883	(593)	387,186	(114,425)	164,435	928,896

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2010	32,449,425	19,410	472,883	(593)	387,186	(114,425)	164,435	928,896
Net income					90,450		47,292	137,742
Changes in unrealized gains and losses on available-for-sale securities and derivative instrument, net of income taxes				241				241

Comprehensive income								137,983

Retirement of common stock	(10,143)	(5)	(612)					(617)
Common stock contribution to 401(k) plan	27,240	14	1,704					1,718
Stock issuances from exercise of stock options and employee stock purchase plan	139,717	69	5,484					5,553
Excess tax benefit from share-based compensation			859					859
Issuances of non-vested (restricted) shares of common stock	429,602	215	(215)					—
Forfeitures of non-vested (restricted) shares of common stock	(30,500)	(15)	15					—
Share-based compensation			6,340					6,340
Cash dividends declared on Common and Class B common stock, $2.23 per share					(73,276)			(73,276)
Return of capital contribution to noncontrolling interest							(32,000)	(32,000)
Fair value increment over carrying value of locations contributed to joint venture			7,061					7,061
Fair value of noncontrolling interest							7,708	7,708
Share of carrying value of our locations contributed to joint venture							34,919	34,919
Distributions to noncontrolling interest							(23,434)	(23,434)

Balance at December 31, 2011	33,005,341	$19,688	$493,519	$(352)	$404,360	$(114,425)	$198,920	$1,001,710

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2011	2010	2009
Cash flows from operating activities:
Net income	$137,742	$111,722	$51,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,725	10,771	8,533
Share-based compensation	6,663	5,175	5,264
Deferred income tax provision	8,310	12,725	1,972
Provision for doubtful accounts	2,374	3,016	5,934
Non-cash contribution for 401(k) plan	1,718	489	1,297
Loss (gain) on sale of property and equipment	171	(432)	(47)
Excess tax benefits from share-based compensation	(859)	(2,862)	(9,589)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	11,987	(41,250)	67,243
Inventories	(22,489)	21,447	1,204
Accounts payable and other liabilities	(98,611)	28,088	(46,386)
Other, net	2,721	3,910	1,289

Net cash provided by operating activities	61,452	152,799	88,287

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(43,455)	(3,824)	(9,840)
Capital expenditures	(13,925)	(8,421)	(5,912)
Proceeds from sale of property and equipment	737	2,111	249

Net cash used in investing activities	(56,643)	(10,134)	(15,503)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(73,276)	(66,028)	(57,085)
Distributions to noncontrolling interest	(26,469)	(13,644)	(4,808)
Return of capital contribution to noncontrolling interest	(32,000)	—	—
Repayments of other long-term obligations	(69)	(729)	(234)
Payment of fees related to revolving credit agreements	(38)	—	(6,695)
Excess tax benefits from share-based compensation	859	2,862	9,589
Net proceeds from issuances of common stock	5,359	6,042	10,335
Net borrowings (repayments) under revolving credit agreements	10,000	(2,763)	(7,237)

Net cash used in financing activities	(115,634)	(74,260)	(56,135)

Net (decrease) increase in cash and cash equivalents	(110,825)	68,405	16,649
Cash and cash equivalents at beginning of year	126,498	58,093	41,444

Cash and cash equivalents at end of year	$15,673	$126,498	$58,093

Supplemental cash flow information (Note 15)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2011 we operated from 542 locations in 38 states, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

Basis of Consolidation

The consolidated financial statements contained in this report include the accounts of Watsco and all of its wholly-owned subsidiaries and include the accounts of two joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a 60% controlling interest. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation and Transactions

Our foreign operations generally consider their functional currency to be the U.S. dollar because the majority of their transactions are denominated in U.S dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in income at each reporting date.

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

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 2010 included $10,600 of investment grade municipal securities with put options to the issuer of seven days, which were considered to be cash equivalents for purposes of the consolidated financial statements. Such securities were collateralized by a letter of credit issued by the remarketing agent. At December 31, 2011, no municipal securities were held.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history and historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2011 and 2010, the allowance for doubtful accounts totaled $12,946 and $6,343, respectively. Although we believe the allowance is sufficient, a declining economic environment could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates of earned vendor rebates based on actual purchase levels. At December 31, 2011 and 2010, we have $6,386 and $6,226, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities of $163 and $157 at December 31, 2011 and 2010, respectively, are included in other assets in our consolidated balance sheets and are classified as available-for-sale. These equity securities are recorded at market using the specific identification method with unrealized holding losses, net of deferred taxes, reported in accumulated other comprehensive loss (“OCL”) within shareholders’ equity. Dividend and interest income are recognized in the statement of income when earned. At December 31, 2011 and 2010, $352 and $355 of unrealized losses, net of deferred tax benefits of $216 and $217, respectively, was included in accumulated OCL.

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

Goodwill and Other Intangible Assets

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

Other intangible assets primarily consist of the value of trade names and trademarks, distributor agreements, customer relationships and non-compete agreements. Indefinite lived intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Finite lived intangible assets are amortized using the straight-line method over their respective estimated useful lives.

We perform our annual impairment tests each year and have determined there to be no impairment for any of the periods presented. There have been no events or circumstances from the date of our assessment that would impact this conclusion.

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including intangible assets with finite lives, are tested for recoverability when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment if any, is measured based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2011, there were no such events or circumstances.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $25,052, $26,646 and $12,106 for the years ended December 31, 2011, 2010 and 2009, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $30,234, $25,443 and $14,829 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Income Taxes

We record U.S. federal, state and foreign income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We and our eligible subsidiaries file a consolidated U.S. federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating loss carryforwards and valuation allowances required, if any, for tax assets that may not be realizable in the future.

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

Earnings per Share

We compute earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our non-vested (restricted) stock are considered participating securities because these awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest. Under the two-class method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common and Class B common stock outstanding for the period. In applying the two-class method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.

Derivative Instruments

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCL and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 11, “Derivative Financial Instrument.”

Comprehensive Income

Comprehensive income presents a measure of all changes in shareholders’ equity except for changes resulting from transactions with shareholders in their capacity as shareholders. Our comprehensive income consists of net income, changes in the unrealized losses on available-for-sale securities and the effective portion of cash flow hedges as discussed in Note 11. The components of comprehensive income are as follows:

Years Ended December 31,	2011	2010	2009
Net income	$137,742	$111,722	$51,573
Changes in unrealized losses on derivative instruments, net of income tax expense of $146, $117 and $205, respectively	238	194	346
Changes in unrealized losses on available-for-sale securities, net of income tax expense (benefit) of $3, $19 and $(29), respectively	3	34	(42)

Comprehensive income	137,983	111,950	51,877
Less: comprehensive income attributable to noncontrolling interest	47,292	30,962	8,259

Comprehensive income attributable to Watsco, Inc.	$90,691	$80,988	$43,618

Recently Issued Accounting Standards

Presentation of Comprehensive Income

In June 2011, the FASB issued guidance that requires companies to present net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. In addition, in December 2011, the FASB issued guidance that defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. This guidance will be applied retrospectively and will be effective for our interim and annual reporting periods beginning after December 15, 2011. We expect to include in our filings, when applicable, new primary consolidated statements of other comprehensive income which will immediately follow our consolidated statements of income.

Goodwill Impairment Testing

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance is effective for annual and interim impairment tests after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2011	2010	2009
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$90,450	$80,760	$43,314
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	6,045	4,775	3,320

Earnings allocated to Watsco, Inc. shareholders	$84,405	$75,985	$39,994

Weighted-average Common and Class B common shares outstanding for basic earnings per share	30,678,206	30,467,212	28,223,275
Basic earnings per share for Common and Class B common stock	$2.75	$2.49	$1.42

Allocation of earnings for Basic:
Common stock	$76,574	$68,856	$35,963
Class B common stock	7,831	7,129	4,031

	$84,405	$75,985	$39,994

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$90,450	$80,760	$43,314
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	6,042	4,772	3,320

Earnings allocated to Watsco, Inc. shareholders	$84,408	$75,988	$39,994

Weighted-average Common and Class B common shares outstanding for basic earnings per share	30,678,206	30,467,212	28,223,275
Effect of dilutive stock options	75,085	111,396	298,162

Weighted-average Common and Class B common shares outstanding for diluted earnings per share	30,753,291	30,578,608	28,521,437

Diluted earnings per share for Common and Class B common stock	$2.74	$2.49	$1.40

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year and adjusts for the dilutive effects of outstanding stock options using the treasury stock method; therefore, no allocation of earnings to Class B common stock is required. As of December 31, 2011, 2010 and 2009, our outstanding Class B common stock was convertible into 2,846,334, 2,858,592 and 2,844,935 shares of our Common stock, respectively.

Diluted earnings per share excluded 33,511, 129,641 and 217,832 shares for the years ended December 31, 2011, 2010 and 2009, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. SUPPLIER CONCENTRATION

We have four key suppliers of HVAC/R equipment products. Purchases from these four suppliers comprised 71%, 72% and 66% of all purchases made in 2011, 2010 and 2009, respectively, with the largest supplier, Carrier and its affiliates, accounting for 54%, 52% and 41% of all purchases made in each of the years ended December 31, 2011, 2010 and 2009, respectively. Any significant interruption by Carrier or the other key suppliers in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position. See Note 14.

4. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2011	2010
Land	$1,388	$1,388
Buildings and improvements	42,408	34,521
Machinery, vehicles and equipment	52,636	48,821
Furniture and fixtures	15,049	13,765

	111,481	98,495
Less: accumulated depreciation and amortization	(72,026)	(67,274)

	$39,455	$31,221

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses amounted to $9,364, $8,832 and $7,342 for the years ended December 31, 2011, 2010 and 2009, respectively.

5. DEBT

Watsco Revolving Credit Agreement

We maintain a bank-syndicated, unsecured revolving credit agreement that provides for borrowings of up to $300,000. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $25,000 swingline subfacility and a $50,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis-points depending upon our ratio of total debt to EBITDA (LIBOR plus 40 basis-points at December 31, 2011). We pay a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis-points (8 basis-points at December 31, 2011). Alternatively, we may elect to have borrowings bear interest at the Prime Rate or the Federal Funds Rate plus our spread. At December 31, 2011 and 2010, $20,000 and $10,000 were outstanding under this revolving credit agreement, respectively. The credit agreement matures in August 2012 and, accordingly, borrowings outstanding under the credit agreement are classified as current liabilities in our consolidated balance sheet at December 31, 2011. We have obtained indicative term sheets at competitive rates and terms and intend to refinance this bank-syndicated, unsecured revolving credit agreement prior to its maturity however, there is no assurance that we will be able to refinance with the same terms and conditions.

In July 2009, we amended our credit agreement to allow for the consummation of the first joint venture with Carrier, Carrier Enterprise, LLC (“Carrier Enterprise I”). We paid an amendment fee of $5,483, which is being amortized ratably through the maturity of the facility in August 2012. All other significant terms and conditions remained the same, including capacity, pricing and covenant structure.

The revolving credit agreement contains customary affirmative and negative covenants including financial covenants with respect to consolidated leverage and interest coverage ratios, limits on capital expenditures, dividends and share repurchases, and other restrictions. We believe we were in compliance with all covenants and financial ratios at December 31, 2011.

Carrier Enterprise I Revolving Credit Agreement

Carrier Enterprise I maintains a separate bank-syndicated, secured revolving credit agreement that provides for borrowings of up to $125,000. Effective July 1, 2011, Carrier Enterprise I’s standard payment terms with Carrier for inventory purchases accelerated. As a result of this change, on July 26, 2011 we amended the revolving credit agreement to increase available borrowings to $125,000 from $75,000. All other terms and conditions of the credit facility remained the same. Borrowings under the credit facility are used for general corporate purposes, including working capital and permitted acquisitions. Included in the facility are a $15,000 swing loan subfacility and a $5,000 letter of credit subfacility. Borrowings bear interest at primarily LIBOR-based rates plus a spread which ranges from 275 to 325 basis-points depending upon Carrier Enterprise I’s ratio of total debt to EBITDA (LIBOR plus 275 basis-points at December 31, 2011). Carrier Enterprise I pays a fixed commitment fee on the unused portion of the commitment of 50 basis-points. Alternatively, Carrier Enterprise I has the option to elect to have borrowings bear interest at the higher of the Prime Rate, the Federal Funds Rate plus 50 basis-points or a LIBOR-based rate plus 150 basis-points. The credit facility is secured by substantially all tangible and intangible assets of Carrier Enterprise I. At December 31, 2011 and 2010, no borrowings were outstanding under this credit facility. The credit agreement matures in July 2012. We have obtained indicative term sheets at competitive rates and terms and intend to refinance, on an unsecured basis, this bank-syndicated revolving credit agreement prior to its maturity however, there is no assurance that we will be able to refinance with the same terms and conditions. Carrier Enterprise I paid fees of $1,212 in connection with entering into the credit agreement, which are being amortized ratably through the maturity of the facility in July 2012.

The Carrier Enterprise I revolving credit agreement contains customary affirmative and negative covenants and representations and warranties, including compliance with a monthly borrowing base certificate with advance rates on accounts receivable and inventory, two financial covenants with respect to its leverage and interest coverage ratios, limits on capital expenditures and cash distributions, and other restrictions. We believe Carrier Enterprise I was in compliance with all covenants and financial ratios at December 31, 2011.

6. INCOME TAXES

The components of income tax expense from our wholly-owned operations and investments and our 60% controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2011	2010	2009
U.S. Federal	$50,197	$44,845	$24,308
State	6,338	5,515	2,448
Foreign	315	—	—

	$56,850	$50,360	$26,756

Current	$48,540	$37,635	$24,784
Deferred	8,310	12,725	1,972

	$56,850	$50,360	$26,756

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and investments and 60% of income attributable to our joint ventures with Carrier, which are taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2011	2010	2009
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.1	3.0	2.8
Tax effects on foreign income	(0.1)	—	—

Effective income tax rate attributable to Watsco, Inc.	38.0	38.0	37.8
Taxes attributable to noncontrolling interest	(8.8)	(6.9)	(3.6)

Effective income tax rate	29.2%	31.1%	34.2%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2011	2010
Current deferred tax assets:
Capitalized inventory costs and inventory reserves	$2,966	$2,183
Allowance for doubtful accounts	1,634	1,122
Other current deferred tax assets	979	845
Self-insurance reserves	769	1,523

Total current deferred tax assets (1)	6,348	5,673

Long-term deferred tax assets:
Share-based compensation	11,688	9,890
Other long-term deferred tax assets	1,021	834
Net operating loss carryforwards	648	1,338
Unrealized loss on derivative instruments	—	152

	13,357	12,214
Valuation allowance	(423)	(1,117)

Total long-term deferred tax assets (2)	12,934	11,097

Long-term deferred tax liabilities:
Deductible goodwill	(46,057)	(37,567)
Depreciation	(2,500)	(20)
Other long-term deferred tax liabilities	(1,141)	(1,142)

Total long-term deferred tax liabilities (2)	(49,698)	(38,729)

Net deferred tax liabilities	$(30,416)	$(21,959)

(1)	Current deferred tax assets have been included in the consolidated balance sheets in other current assets.
(2)	Long-term deferred tax assets and liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries, as those earnings are considered to be permanently reinvested in the operations of those subsidiaries.

Management has determined that $423 and $1,117 of valuation allowance was necessary at December 31, 2011 and 2010, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2011, there were state and other net operating loss carryforwards of $9,491, which expire in varying amounts from 2012 through 2031. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2011.

We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2008. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2007.

As of December 31, 2011 and 2010, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $2,424 and $1,889, respectively. Of these totals, $1,773 and $1,419, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2011 and 2010, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $495 and $379, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The change in gross unrecognized tax benefits during 2011 and 2010 is as follows:

Gross balance at January 1, 2010	$1,990
Additions based on tax positions related to the current year	197
Reductions due to lapse of applicable statute of limitations	(298)

Gross balance at December 31, 2010	1,889
Additions based on tax positions related to the current year	542
Reductions due to lapse of applicable statute of limitations	(7)

Gross balance at December 31, 2011	$2,424

7. SHARE-BASED COMPENSATION AND BENEFIT PLANS

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 4,000,000 shares of Common and Class B common stock may be granted. A total of 1,839,419 shares of Common stock, net of cancellations and 1,577,298 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2011. There were 583,290 shares of common stock reserved for future grants as of December 31, 2011 under the 2001 Plan. There were 385,150 options of common stock outstanding under the 2001 Plan at December 31, 2011. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

We also maintain the 1991 Stock Option Plan (the “1991 Plan”), which expired during 2001; therefore, no additional options may be granted. There are no options of common stock outstanding under the 1991 Plan at December 31, 2011.

A summary of stock option activity under the 2001 Plan and 1991 Plan as of December 31, 2011, and changes during 2011, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2011	493,000	$43.80
Granted	70,000	62.75
Exercised	(126,100)	37.46
Forfeited	(34,000)	49.92
Expired	(17,750)	64.56

Options outstanding at December 31, 2011	385,150	$47.82	2.76	$6,892

Options exercisable at December 31, 2011	150,734	$34.30	1.54	$4,727

The weighted-average grant date fair value of stock options granted during 2011, 2010 and 2009 was $12.31, $11.45 and $9.93, respectively. The total intrinsic value of stock options exercised during 2011, 2010 and 2009 was $4,724, $6,559 and $11,555, respectively. The fair value of stock options that vested during 2011, 2010 and 2009 was $475, $597 and $3,750, respectively.

A summary of non-vested (restricted) stock activity as of December 31, 2011, and changes during 2011, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2011	1,872,291	$31.47
Granted	429,602	63.87
Vested	(9,445)	50.71
Forfeited	(30,500)	54.64

Non-vested (restricted) stock outstanding at December 31, 2011	2,261,948	$37.23

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2011, 2010 and 2009 was $63.87, $49.43 and $49.62, respectively. The fair value of non-vested stock that vested during 2011, 2010 and 2009 was $672, $3,609 and $1,460, respectively.

During 2011, 2010 and 2009, 2,527 shares of Common stock with an aggregate fair market value of $180, 19,678 shares of Common stock with an aggregate fair market value of $1,155 and 601 shares of Common stock with an aggregate fair market value of $23, respectively, were delivered as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of non-vested (restricted) stock. These shares were retired upon delivery. At December 31, 2011, we were obligated to issue 58,301 shares of non-vested (restricted) Class B common stock under an executive compensation agreement. We issued these non-vested (restricted) shares of Class B common stock in the first quarter of 2012.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the table below. The fair value of each stock option award, which is subject to graded vesting, is expensed, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the stock option. We use historical data to estimate stock option forfeitures within the valuation model. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options, which we estimate provides a reasonable estimate of expected life based on our historical data. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on historical volatility of our stock.

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2011	2010	2009
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.12%	1.14%	1.96%
Expected volatility	32.59%	33.35%	34.03%
Expected dividend yield	3.48%	3.65%	4.32%

Share-Based Compensation Expense

Share-based compensation expense included in selling, general and administrative expenses amounted to $6,663, $5,175 and $5,264 for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash received from Common stock issued as a result of stock options exercised during 2011, 2010 and 2009 was $4,530, $5,285 and $9,592, respectively. During 2011, 2010 and 2009, 7,616 shares of Common stock with an aggregate fair market value of $437, 56,043 shares of Common and Class B common stock with an aggregate fair market value of $3,212 and 205,428 shares of Common and Class B common stock with an aggregate fair market value of $9,415, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery. In connection with stock option exercises, the tax benefits realized from share-based compensation plans totaled $916, $3,083 and $9,789, for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, there was $1,354 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.7 years. At December 31, 2011, there was $55,249 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 10.9 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $38,000 of the unrecognized share-based compensation for shares of non-vested (restricted) stock is related to awards granted to our Chief Executive Officer that vest in approximately 11 years upon his attainment of age 82.

Employee Stock Purchase Plan

The Watsco, Inc. Third Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase, through payroll deductions or lump-sum contribution, shares of Common stock with a discount of 5% of the fair market value at specified times. During 2011, 2010 and 2009, employees purchased 8,520, 8,515 and 10,917 shares of Common stock at an average price of $59.44, $51.69 and $38.18 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 5,097, 5,812 and 7,503 additional shares for the years ended December 31, 2011, 2010 and 2009, respectively. We received net proceeds of $829, $757 and $743, respectively, during 2011, 2010 and 2009, for shares of our Common stock issued under the ESPP. At December 31, 2011, 555,059 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2011, 2010 and 2009, we issued 27,240, 9,975 and 33,779 shares of Common stock to the plan representing the Common stock discretionary matching contribution of $1,718, $489 and $1,297, respectively.

8. ACQUISITIONS

Carrier Enterprise Northeast, LLC Joint Venture

On April 29, 2011, we completed the formation of a second joint venture with Carrier to distribute Carrier, Bryant and Payne branded residential, light-commercial and applied-commercial HVAC products and related parts and supplies in the northeast U.S. Carrier contributed 28 of its company-operated northeastern locations to the newly formed joint venture and we contributed 14 of our northeast locations. We purchased a 60% controlling interest in the joint venture for a fair value of $49,229. Total consideration paid by us for our 60% controlling interest in the joint venture was composed of cash consideration of $35,700 and our contribution of 14 northeastern locations valued at $14,769. The final purchase price was subject to a $1,240 net working capital adjustment pursuant to the related purchase and contribution agreement.

The purchase price resulted in the recognition of $32,957 in goodwill and intangibles. The fair value of the identified intangible assets was $20,600 and consisted of $13,400 in trade names and distribution rights and $7,200 in customer relationships to be amortized over a 12 year period. The tax basis of the acquired goodwill recognized is deductible for income tax purposes over 15 years.

The purchase price allocation is based upon a purchase price of $49,229, which represents the fair value of our 60% controlling interest in the joint venture. The table below presents the allocation of the total consideration to tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest from the acquisition of our 60% controlling interest in the joint venture based on the respective fair values as of April 29, 2011:

Cash	$5
Accounts receivable	24,300
Inventories	39,003
Other current assets	773
Property and equipment	4,402
Goodwill	12,357
Intangibles	20,600
Other assets	202
Accounts payable and accrued expenses	(22,894)
Noncontrolling interest	(29,519)

Total purchase price	$49,229

The fair value of the noncontrolling interest was determined by applying a pro-rata value of the total invested capital adjusted for a discount for lack of control that market participants would consider when estimating the fair value of the noncontrolling interest. As a result of our contribution of 14 locations to the joint venture, $7,708 representing 40% of the carrying value of the contributed locations was attributed to the noncontrolling interest and $7,061 representing 40% of the difference between the fair value and carrying value of the contributed locations, was recognized as an increase to paid-in capital.

On July 29, 2011, we acquired a 60% controlling interest in Carrier’s HVAC/R distribution operations in Mexico for cash consideration of $9,000. Carrier’s company-operated Mexico distribution network had revenues of approximately $75,000 in 2010 and operated from seven locations. Products sold include Carrier’s complete product line of HVAC equipment and commercial refrigeration products and supplies servicing both the residential and applied commercial markets.

The unaudited pro forma financial information combining our results of operations with the operations of the new 28 locations in the Northeast U.S. and the seven locations in Mexico (collectively, “Carrier Enterprise II”) as if the joint venture had been consummated on January 1, 2010 is as follows:

Years ended December 31,	2011	2010
Revenues	$3,073,926	$3,131,069

Net income	138,818	118,194
Less: net income attributable to noncontrolling interest	48,179	35,660

Net income attributable to Watsco, Inc.	$90,639	$82,534

Diluted earnings per share for Common and Class B common stock	$2.75	$2.54

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the periods presented until the acquisition date includes adjustments to record income taxes related to our portion of Carrier Enterprise II’s income and amortization related to identified intangible assets with finite lives. The unaudited pro forma financial information does not include adjustments to add or remove certain corporate expenses of Carrier Enterprise II, which may not be incurred in future periods, or adjustments for depreciation or synergies that may be realized subsequent to the acquisition date. The unaudited pro forma financial information may not necessarily reflect our future results of operations or what the results of operations would have been had we acquired our 60% controlling interest in and operated Carrier Enterprise II as of the beginning of the periods presented.

Carrier Enterprise, LLC Joint Venture

In July 2009, we completed the formation of Carrier Enterprise I, which is a joint venture between us and Carrier. Carrier contributed to Carrier Enterprise I 95 locations in the U.S. Sunbelt and Puerto Rico and Carrier’s export division located in Miami, Florida, and we contributed 15 locations that distributed Carrier products. We purchased a 60% controlling interest in the joint venture for a fair value of $181,474 with options to purchase up to an additional 20% interest from Carrier (10% beginning in July 2012 and an additional 10% in July 2014). Total consideration paid by us for our 60% controlling interest in Carrier Enterprise I was composed of our issuance to Carrier of 2,985,685 shares of Common stock and 94,784 shares of Class B common stock having a fair value of $151,056 and our contribution of 15 locations that sold Carrier-manufactured products valued at $23,217. The final purchase price was subject to $7,201 of working capital adjustments pursuant to the related purchase and contribution agreement.

Based on our valuation we recognized $131,341 in goodwill and intangibles. The fair value of the identified intangible assets was $49,100 and consisted of $32,400 in trade names and distribution rights and $16,700 in customer relationships. The tax basis of the acquired goodwill recognized is deductible for income tax purposes over 15 years.

The purchase price allocation is based upon a purchase price of $181,474 which represents the fair value of our 60% controlling interest in Carrier Enterprise I. The table below presents the allocation of the total consideration to tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest from the acquisition of our 60% controlling interest in Carrier Enterprise I based on the respective fair values as of July 1, 2009:

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

In August 2009, a capital contribution in the amount of $80,000 was made to Carrier Enterprise I pursuant to the related purchase and contribution agreement. Our share of the contribution totaling $48,000 was made as an additional capital contribution to Carrier Enterprise I in cash. Carrier’s share of the contribution totaling $32,000 consisted of inventory. In March 2011, Carrier Enterprise I returned the $80,000 capital contribution made in 2009 using cash on hand. Our share of the return of capital totaled $48,000 and Carrier’s share totaled $32,000.

Revenues of $588,065 and net income attributable to Watsco, Inc. of $6,971 were contributed by the new Carrier Enterprise I locations during the year ended December 31, 2009. The unaudited pro forma financial information combining our results of operations with the operations of Carrier Enterprise I as if the joint venture had been consummated on January 1, 2009 is as follows:

Year ended December 31,	2009
Revenues	$2,562,319

Net income	59,874
Less: net income attributable to noncontrolling interest	13,332

Net income attributable to Watsco, Inc.	$46,542

Diluted earnings per share for Common and Class B common stock	$1.44

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the period presented until the acquisition date includes adjustments to record income taxes related to our portion of Carrier Enterprise I’s income, bank fees paid to amend our $300,000 revolving credit agreement upon the consummation of the joint venture, bank fees paid by Carrier Enterprise I to enter into a secured three-year $75,000 revolving credit agreement and amortization related to identified intangible assets with finite lives. The unaudited pro forma financial information does not include adjustments to remove certain corporate expenses of Carrier Enterprise I, adjustments for depreciation or synergies (primarily related to improved gross profit and lower general and administrative expenses) that may be realized subsequent to the acquisition date. The unaudited pro forma financial information does not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated Carrier Enterprise I as of the beginning of the period presented.

Other Acquisitions

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

Transaction costs

Approximately $1,200 of transaction costs is included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2011 primarily associated with the closing and transition of Carrier Enterprise II. Approximately $4,800 of transaction costs is included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2009 primarily associated with the closing and transition of Carrier Enterprise I.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2009	$303,257
Acquired goodwill	446

Balance at December 31, 2010	303,703
Acquired goodwill	15,737

Balance at December 31, 2011	$319,440

Intangible assets, net consist of:

December 31,	Estimated Useful Lives	2011	2010
Indefinite lived intangible assets:
Trade names, trademarks and distribution rights		$50,503	$37,963
Finite lived intangible assets:
Customer relationships	10-15 years	29,530	22,120
Trade name	10 years	1,150	—
Non-compete agreements	7 years	369	369
Less: accumulated amortization		(6,186)	(3,825)

Finite lived intangible assets, net		24,863	18,664

		$75,366	$56,627

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses amounted to $2,361, $1,939 and $1,191 for the years ended December 31, 2011, 2010 and 2009, respectively. The future amortization expense for each of the five succeeding years related to all finite lived intangible assets that are currently recorded in the consolidated balance sheets is estimated to be as follows at December 31, 2011:

2012	$2,506
2013	2,496
2014	2,472
2015	2,461
2016	2,461

Total	$12,396

10. SHAREHOLDERS’ EQUITY

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2011 and 2010.

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

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2011, 2010 or 2009. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. The repurchase of up to the remaining 1,129,087 shares authorized for repurchase is subject to certain restrictions included in our revolving credit agreements.

11. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreements and debt instruments included in other long-term obligations. At December 31, 2011 and 2010, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreements and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instrument

Periodically, we enter into interest rate swap agreements to reduce our exposure to interest rate risk from changing interest rates under our revolving credit agreements. Under the terms of the swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount. Any differences paid or received on our interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Financial instruments are not held or issued for trading purposes. In order to obtain hedge accounting treatment, any derivatives used for hedging purposes must be designated as, and effective as, a hedge of an identified risk exposure at the inception of the contract. Changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Accordingly, we record all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values. We record the change in the fair value of a derivative instrument designated as a cash flow hedge in other comprehensive income to the extent the derivative is effective and recognize the change in the consolidated statements of income when the hedged item affects earnings.

We were party to an interest rate swap agreement with a notional amount of $10,000 that matured in October 2011 and was designated as a cash flow hedge. This swap effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. During 2011, 2010 and 2009, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

We were party to an interest rate swap agreement with a notional amount of $10,000 that matured in October 2009 and was designated as a cash flow hedge. This swap effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.04%. During 2009, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows.

The negative fair value of the derivative financial instrument was $399 at December 31, 2010, and is included, net of accrued interest, in accrued expenses and other current liabilities in the consolidated balance sheet. See Note 12. At December 31, 2010, $238, net of deferred tax benefits of $146, was included in accumulated OCL associated with the cash flow hedge.

The net change in OCL during 2011, 2010 and 2009, reflected the reclassification of $244, net of income tax benefit of $155, $301, net of income tax benefit of $185 and $527, net of income tax benefit of $320, respectively, of unrealized losses from accumulated OCL to current period earnings (recorded in interest expense, net in the consolidated statements of income).

Off-Balance Sheet Financial Instruments

At December 31, 2011 and 2010, we were contingently liable under standby letters of credit aggregating $3,006 and $3,399, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2011, we were contingently liable under various standby letters of credit and performance bonds aggregating approximately $5,400 that are used as collateral to cover any contingencies related to our nonperformance to certain customers. We do not expect any material losses to result from the issuance of the standby letters of credit or performance bonds because our obligations under the self-insurance programs and to certain customers will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

12. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and the levels of inputs used to measure fair value:

Description	Fair Value at December 31, 2011	Fair Value Measurements at December 31, 2011 Using
		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$163	$163	—	—

Description	Fair Value at December 31, 2010	Fair Value Measurements at December 31, 2010 Using
		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$157	$157	—	—

Liabilities:
Derivative financial instrument	$399	—	$399	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Available-for-sale securities – the investments are exchange-traded equity securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy. The fair value of available-for-sale securities is included in other assets in our consolidated balance sheets.

Derivative financial instrument – the derivative is a pay-variable, receive fixed interest rate swap based on 30-day LIBOR. Fair value is based on model-derived valuations using the respective LIBOR rate, which is observed at quoted intervals for the full term of the swap and incorporates adjustments to appropriately reflect our nonperformance risk and the counterparty’s nonperformance risk. Therefore, the derivative is classified within Level 2 of the fair value hierarchy. The fair value of the derivative financial instrument is included, net of accrued interest, in accrued expenses and other current liabilities in our consolidated balance sheet. See Note 11, “Derivative Financial Instrument.”

13. COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business. We vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage and the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, we do not believe the ultimate liability associated with any known claims or litigation will have a material adverse impact to our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4,631 and $7,295 at December 31, 2011 and 2010, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entities

As of December 31, 2011, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entities meet the definition of VIEs; however, we do not meet the requirements to include these entities in the consolidated financial statements. The maximum exposure to loss related to our involvement with these entities is limited to approximately $6,100. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 11, “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2011, there are no other entities that met the definition of a VIE.

Operating Leases

We are obligated under various non-cancelable operating lease agreements for real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2021. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Some of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis over the lease term.

At December 31, 2011, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2012	$58,546
2013	48,229
2014	39,078
2015	31,098
2016	21,763
Thereafter	17,816

Total minimum payments	$216,530

Rental expense for the years ended December 31, 2011, 2010 and 2009 was $70,933, $61,835 and $55,502, respectively.

14. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 54%, 52% and 41% of all purchases made during 2011, 2010 and 2009, respectively. At December 31, 2011 and 2010, approximately $41,000 and $93,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2011, 2010 and 2009 include $23,710, $22,142 and $11,879, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise II entered into Transactional Services Agreements (“TSAs”) with Carrier, pursuant to which Carrier performs certain business processes on their behalf, including processes involving the use of certain information technologies. The services provided by Carrier pursuant to the TSAs terminate on various dates through April 30, 2012 but may be advanced or extended as agreed upon by the parties. The fees related to these TSAs were $1,139 for the year ended December 31,2011 and are included in selling, general and administrative expenses in our consolidated statements of income. At December 31, 2011, $941 related to these TSAs was payable to Carrier and was included in accrued expenses and other current liabilities in our consolidated balance sheet.

The services previously provided by Carrier pursuant to TSAs with Carrier Enterprise I terminated on various dates throughout 2010. The fees related to these TSAs were $2,177 and $10,808, and are included in selling, general and administrative expenses in our consolidated statements of income for 2010 and 2009, respectively. No amount related to these TSAs was payable to Carrier at December 31, 2010.

A member of our Board of Directors is the Executive Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2011, 2010 and 2009, this firm was paid $59, $63 and $49, respectively, for services performed.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2011	2010	2009
Interest paid	$1,854	$1,348	$1,436
Income taxes net of refunds	$45,137	$37,361	$14,018
Net assets of locations contributed to Carrier Enterprise I and II	$14,769	—	$23,217
Non-cash capital contribution of inventory by noncontrolling interest	—	—	$32,000
Common and Class B common stock issued for Carrier Enterprise I	—	—	$151,056

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2011
Revenues (1)	$534,339	$883,548	$914,039	$645,833	$2,977,759
Gross profit	134,986	213,191	219,407	160,710	728,294
Net income attributable to Watsco, Inc.	$7,500	$36,023	$33,547	$13,380	$90,450

Earnings per share for Common and Class B common stock (2):
Basic	$0.21	$1.09	$1.02	$0.39	$2.75

Diluted	$0.21	$1.09	$1.02	$0.39	$2.74

Year Ended December 31, 2010
Revenues (1)	$509,755	$864,805	$812,787	$657,248	$2,844,595
Gross profit	122,604	201,069	195,541	154,027	673,241
Net income attributable to Watsco, Inc.	$3,833	$35,045	$31,437	$10,445	$80,760

Earnings per share for Common and Class B common stock (2):
Basic	$0.10	$1.08	$0.97	$0.31	$2.49

Diluted	$0.10	$1.08	$0.97	$0.31	$2.49

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange and the Professional Segment of NYSE Euronext in Paris under the ticker symbol WSO, and our Class B common stock is traded on the NYSE Amex under the ticker symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the New York Stock Exchange and NYSE Amex, respectively, and dividends paid per share for each quarter during the years ended December 31, 2011 and 2010. At February 24, 2012, excluding shareholders with stock in street name, there were 266 Common stock shareholders of record and 103 Class B common stock shareholders of record.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2011:
First quarter	$69.71	$59.59	$69.00	$59.65	$0.52	$0.52
Second quarter	72.76	62.07	72.65	62.96	0.57	0.57
Third quarter	69.26	51.10	68.10	52.00	0.57	0.57
Fourth quarter	66.60	51.31	66.58	50.84	0.57	0.57

Year Ended December 31, 2010:
First quarter	$59.99	$47.86	$59.00	$47.70	$0.48	$0.48
Second quarter	62.53	53.44	62.64	53.99	0.52	0.52
Third quarter	60.40	51.35	60.40	51.39	0.52	0.52
Fourth quarter	64.55	54.82	65.26	55.00	0.52	0.52