Form 10-K, Exhibit 13
period 2012-12-31
WATSCO INC
filed 2013-02-28
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report.

Years Ended December 31, (In thousands, except per share data)	2012 (1)	2011	2010	2009 (2)	2008
OPERATING DATA
Revenues	$3,431,712	$2,977,759	$2,844,595	$2,001,815	$1,700,237
Gross profit	814,395	728,294	673,241	480,832	441,994
Operating income	224,908	199,050	165,572	81,060	98,608
Net income	157,601	137,742	111,722	51,573	60,369
Less: net income attributable to noncontrolling interest	54,267	47,292	30,962	8,259	—

Net income attributable to Watsco, Inc.	$103,334	$90,450	$80,760	$43,314	$60,369

SHARE AND PER SHARE DATA
Diluted earnings per share for Common and Class B common stock	$2.70	$2.74	$2.49	$1.40	$2.09
Cash dividends declared and paid per share:
Common stock	$7.48	$2.23	$2.04	$1.89	$1.75
Class B common stock	$7.48	$2.23	$2.04	$1.89	$1.75
Weighted-average Common and Class B common shares and equivalent shares used to calculate diluted earnings per share	31,744	30,753	30,579	28,521	27,022
Common stock outstanding	34,521	33,005	32,449	32,139	28,326

BALANCE SHEET DATA
Total assets	$1,682,055	$1,268,148	$1,237,227	$1,160,613	$716,061
Total long-term obligations	$316,196	$—	$10,016	$13,429	$20,783
Total shareholders’ equity	$1,022,040	$1,001,710	$928,896	$894,808	$570,660

(1)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.33 per share reduction in diluted earnings per share.
(2)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. We also adopted the provisions of revised accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk; and

•	the continued viability of our business strategy.

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if realized, in whole or in part, that the information will have the expected consequences to, or effects on, our business or operations. For additional information identifying other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, see our SEC filings, including but not limited to, the discussion included in Item 1A “Risk Factors” of this Annual Report on Form 10-K. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or we, us or our) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2012, we operated from 573 locations in 38 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

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

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 U.S. Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. On July 2, 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%. We have an option to purchase from Carrier an additional 10% interest in Carrier Enterprise I, which becomes exercisable in July 2014.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S. states, and we contributed 14 locations in the Northeast U.S. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. We have a 60% controlling interest in Carrier Enterprise II, and Carrier has a 40% noncontrolling interest. Neither we nor Carrier have any options to purchase additional ownership interests in Carrier Enterprise II.

In April 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% noncontrolling interest. Neither we nor UTC Canada have any options to purchase additional ownership interests in Carrier Enterprise III.

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

The allowance for doubtful accounts was $10.5 million and $12.9 million at December 31, 2012 and 2011, respectively, a decrease of $2.4 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2012 decreased to 3.9% compared to 4.7% at December 31, 2011. These decreases are primarily attributable to an increase in write-offs and an increase in net sales coupled with an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2012.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through credit insurance programs.

Inventory Valuation

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market using a weighted-average cost basis and the first-in, first-out method. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. Inventory policies are periodically reviewed, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2013, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have an impact on this conclusion. The carrying amount of goodwill and intangibles at December 31, 2012 increased to $616.8 million from $394.8 million at December 31, 2011, which was primarily attributable to the formation of Carrier Enterprise III. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4.8 million and $4.6 million at December 31, 2012 and 2011, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $0.4 million was recorded at both December 31, 2012 and 2011, due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of new accounting pronouncements.

Results of Operations

The following table summarizes information derived from the audited consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Revenues	100.0%	100.0%	100.0%
Cost of sales	76.3	75.5	76.3

Gross profit	23.7	24.5	23.7
Selling, general and administrative expenses	17.2	17.8	17.9

Operating income	6.5	6.7	5.8
Interest expense, net	0.1	0.2	0.1

Income before income taxes	6.4	6.5	5.7
Income taxes	1.8	1.9	1.8

Net income	4.6	4.6	3.9
Less: net income attributable to noncontrolling interest	1.6	1.6	1.1

Net income attributable to Watsco, Inc.	3.0%	3.0%	2.8%

The following narratives include the results of operations for businesses acquired during 2012, 2011 and 2010. The results of operations for these acquisitions have been included in our consolidated statements of income beginning on their respective dates of acquisition. See Note 9 to our consolidated financial statements included in this Annual Report on Form 10-K for the pro forma financial information combining our results of operations with the operations of Carrier Enterprise II and Carrier Enterprise III. The following narratives also reflect our acquisition of an additional 10% ownership interest in Carrier Enterprise I effective July 2, 2012.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographical proximity to existing locations. At both December 31, 2012 and 2011, 63 locations were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2011 and 2012:

Number of Locations
December 31, 2010	505
Acquired	35
Opened	15
Closed	(13)

December 31, 2011	542
Acquired	35
Opened	12
Closed	(16)

December 31, 2012	573

2012 Compared to 2011

Revenues

Revenues for 2012 increased $454.0 million, or 15%, to $3,431.7 million, including $351.4 million attributable to the 70 new Carrier Enterprise II and Carrier Enterprise III locations and $10.1 million from other locations opened during the preceding 12 months, offset by $11.9 million from locations closed. On a same-store basis, revenues increased $104.4 million, or 4%, as compared to 2011, reflecting a 5% increase in sales of HVAC equipment, a 2% decrease in sales of other HVAC products and a 21% increase in sales of commercial refrigeration products. The increase in same-store revenues is primarily due to improving demand for the replacement of residential and commercial HVAC equipment.

Gross Profit

Gross profit for 2012 increased $86.1 million, or 12%, to $814.4 million, primarily as a result of increased revenues. Gross profit margin declined 80 basis-points to 23.7% in 2012 from 24.5% in 2011. On a same-store basis, gross profit margin declined 90 basis-points to 23.6% in 2012 from 24.5% in 2011, due to decreased average selling prices for residential HVAC equipment and a shift in sales mix toward HVAC equipment and commercial products, which generate a lower gross profit margin than non-equipment products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2012 increased $60.2 million, or 11%, to $589.5 million, primarily as a result of increased revenues. Selling, general and administrative expenses as a percent of revenues decreased to 17.2% for 2012 from 17.8% for 2011. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to leveraging of fixed operating costs as compared to 2011. Selling, general and administrative expenses in both 2012 and 2011 include $1.2 million of acquisition-related costs. On a same-store basis, selling, general and administrative expenses were flat compared to 2011.

Operating Income

Operating income for 2012 increased $25.9 million, or 13%, to $224.9 million. Operating margin declined 20 basis-points to 6.5% in 2012 from 6.7% in 2011. On a same-store basis, operating income increased 1% compared to 2011.

Interest Expense, Net

Net interest expense for 2012 increased $0.2 million, or 5%, to $4.7 million, primarily as a result of an increase in average outstanding borrowings, partially offset by a lower effective interest rate in 2012 as compared to 2011.

Income Taxes

Income taxes increased to $62.6 million for 2012, as compared to $56.9 million for 2011 and are a composite of the income taxes attributable to our wholly owned operations and investments, and income taxes attributable to the Carrier joint ventures, which are taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 36.75% and 38.0% in 2012 and 2011, respectively. The decrease is primarily due to lower effective tax rates for income generated by our foreign subsidiaries and certain non-recurring tax benefits realized in 2012.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2012 increased $12.9 million, or 14%, to $103.3 million. The increase was primarily driven by higher revenues and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by our acquisition of an additional 10% ownership interest in Carrier Enterprise I.

2011 Compared to 2010

Revenues

Revenues for 2011 increased $133.2 million, or 5%, to $2,977.8 million, including $191.7 million attributable to the 35 new Carrier Enterprise II locations acquired in 2011 and $7.3 million from other locations acquired and opened during the immediately preceding 12 months, partially offset by $28.1 million from locations closed. On a same-store basis, revenues decreased $37.7 million, or 1%, as compared to 2010, reflecting a 3% decrease in sales of HVAC equipment and a 1% decrease in sales of other HVAC products, partially offset by a 3% increase in sales of refrigeration products. The decrease in same-store revenues is primarily due to lower demand in the residential replacement market and a shift in sales mix to lower-efficiency air conditioning systems, which sell at lower unit prices, partially offset by higher demand in the commercial replacement market.

Gross Profit

Gross profit for 2011 increased $55.1 million, or 8%, to $728.3 million, primarily as a result of increased revenues. Gross profit margin improved 80 basis-points to 24.5% in 2011 from 23.7% in 2010. The improvement in gross profit margin was primarily due to increased average selling prices for residential HVAC equipment and improved discounts and rebates from vendors, reflecting increased purchasing activity during 2011. On a same-store basis, gross profit margin improved 90 basis-points to 24.5% in 2011 from 23.6% in 2010.

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

Interest Expense, Net

Net interest expense for 2011 increased $1.0 million, or 28%, to $4.5 million primarily as a result of an increase in average outstanding borrowings during 2011 as compared to 2010.

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

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash flows generated from operating activities;

•	the adequacy of our available bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

Sources and Uses of Cash

We rely on cash flows from operations and additional borrowing capacity (subject to certain restrictions) under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including anticipated dividend payments, capital expenditures, business acquisitions and to support the development of our long-term operating strategies.

We believe that our operating cash flows, cash on hand and funds available for borrowing under our line of credit will be sufficient to satisfy our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Any future disruption in the capital and credit markets, such as those experienced in 2008 and 2009, could adversely affect our ability to draw on our line of credit. Our access to funds under the line of credit is dependent on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in capital and credit markets also may affect the determination of interest rates for borrowers, particularly rates based on LIBOR, such as the rates under our line of credit. Any future disruptions in these markets and their affect on interest rates could result in increased borrowing costs and/or reduced borrowing capacity under our line of credit.

Working Capital

Working capital increased to $733.1 million at December 31, 2012 from $605.1 million at December 31, 2011, reflecting the 35 new locations added by Carrier Enterprise III in 2012, which in aggregate added $67.9 million of working capital. Excluding these new locations, working capital was $665.2 million at December 31, 2012.

Cash Flows

The following table summarizes our cash flow activity for 2012 and 2011:

	2012	2011	Change
Cash flows provided by operating activities	$173.3	$61.5	$111.8
Cash flows used in investing activities	$(92.3)	$(56.6)	$(35.7)
Cash flows used in financing activities	$(23.1)	$(115.6)	$92.5

The individual items contributing to cash flow changes for the years presented are detailed in the consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

The increase in net cash provided by operating activities was principally attributable to changes in operating assets and liabilities, which were primarily composed of higher levels of accounts payable and other liabilities due to approximately $70.0 million in incremental vendor payments from one-time changes in payment terms in 2011, partially offset by higher accounts receivable driven by increased sales volume and higher net income in 2012.

Investing Activities

The increase in net cash used in investing activities is due to the purchase of our 60% controlling interest in Carrier Enterprise III for cash consideration of $80.5 million in 2012.

Financing Activities

The decrease in net cash used in financing activities was primarily attributable to higher net borrowings under our revolving credit agreement and a non-recurring $32.0 million return of capital to the noncontrolling interest in 2011, partially offset by an increase in dividends paid and the exercise of our option to acquire an additional 10% ownership interest in Carrier Enterprise I for $51.9 million in 2012.

Revolving Credit Agreement

On April 27, 2012, we entered into an unsecured, five-year $500.0 million syndicated revolving credit agreement, which replaced in its entirety both our maturing five-year $300.0 million revolving credit agreement and Carrier Enterprise I’s three-year $125.0 million secured revolving credit agreement. Proceeds from the new facility were used to repay an aggregate of approximately $72.0 million outstanding under the prior facilities and $82.0 million for the acquisition of Carrier Enterprise III. Additional proceeds may be used for, among other things, funding seasonal working capital needs and other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $65.0 million swingline subfacility, a $50.0 million letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit. Borrowings bear interest at either LIBOR-based rates plus a spread which ranges from 100 to 275 basis-points (LIBOR plus 112.5 basis-points at December 31, 2012), depending upon our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 175 basis-points (12.5 basis-points at December 31, 2012), depending upon our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment, ranging from 12.5 to 40 basis-points (15.0 basis-points at December 31, 2012). We paid fees of $2.1 million in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in April 2017. At December 31, 2012, $316.2 million was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2012.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2012, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases (1)	$64.2	$53.9	$44.2	$33.2	$19.7	$13.5	$228.7

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements and these operating expenses are not included in the table above.

Commercial obligations outstanding at December 31, 2012 under our revolving credit agreement consisted of borrowings totaling $316.2 million and standby letters of credit totaling $3.1 million. Borrowings under the revolving credit agreement at December 31, 2012 had revolving maturities of 30 days, and letters of credit had varying terms expiring through July 2013. Standby letters of credit are primarily used as collateral under our self-insurance programs.

At December 31, 2012, we were contingently liable under performance bonds aggregating approximately $0.3 million that are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligation will result from the issuances of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments was zero at December 31, 2012. See Note 12 to our consolidated financial statements for further information.

Acquisitions

On April 27, 2012, we completed the formation of a joint venture with UTC Canada to distribute Carrier, Bryant and Payne branded residential, light-commercial and commercial applied HVAC products in Canada. The newly formed joint venture, Carrier Enterprise III, operates 35 locations throughout all of the provinces and territories in Canada. In the formation of the joint venture, UTC Canada contributed its Canadian distribution business and retained a 40% noncontrolling interest in Carrier Enterprise III. Total consideration paid by us for our 60% controlling interest in Carrier Enterprise III included cash consideration of $80.5 million and the issuance to UTC Canada of 1,250,000 shares of Common stock having a fair value of $93.3 million.

On July 2, 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I for cash consideration of $51.9 million, following which we have a 70% controlling interest in Carrier Enterprise I. We have an option to purchase from Carrier an additional 10% interest in Carrier Enterprise I, which becomes exercisable in July 2014.

We continually evaluate potential acquisitions and/or joint ventures and routinely hold discussions with a number of acquisition candidates. Should suitable acquisition opportunities arise that would require additional financing, we believe our financial position and earnings history provide a sufficient basis for us to either obtain additional debt financing at competitive rates and on reasonable terms or raise capital through the issuance of equity securities.

Common Stock Dividends

We paid cash dividends of $7.48, $2.23 and $2.04 per share of Common stock and Class B common stock in 2012, 2011 and 2010, respectively. On January 11, 2013, our Board of Directors declared a regular quarterly cash dividend of $0.25 per share of Common and Class B common stock that was paid on January 31, 2013 to shareholders of record as of January 25, 2013.

Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2012, 2011 or 2010. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2012, there are up to 1,129,087 shares authorized for repurchase remaining under the program.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business we are exposed to fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative financial instruments, including forward contracts and swaps. We do not use derivative financial instruments for trading purposes.

Our primary exposure to market risk from changes in foreign currency exchange rates relates to purchases by our foreign operations in currencies other than local currencies. The principal foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. We use forward currency option contracts to hedge foreign currency exposure and manage foreign currency exchange rate risk. These instruments are not designated as hedging instruments. The total notional value of foreign currency forward contracts as of December 31, 2012 was $33.7 million, and such contracts have varying terms expiring through March 2013.

Our revolving credit facility exposes us to interest rate risk because borrowings thereunder accrue interest at one or more variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we have historically entered into interest rate swap agreements with financial institutions that have investment grade credit ratings, thereby minimizing credit risk associated with these instruments. We do not currently hold any such swap agreements or any other derivative contracts that hedge our interest rate exposure, but we may enter into such instruments in the future.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc.’s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Carrier Enterprise Canada, L.P. during 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, Carrier Enterprise Canada, L.P.’s internal control over financial reporting, which represented approximately 19% of the Company’s consolidated assets as of December 31, 2012 and approximately 7% of consolidated revenues for the year ended December 31, 2012, included in the consolidated financial statements of Watsco, Inc. as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Watsco, Inc. also excluded an evaluation of the internal control over financial reporting of Carrier Enterprise Canada, L.P.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

February 28, 2013

Miami, Florida

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

February 28, 2013

Miami, Florida

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2012	2011	2010
Revenues	$3,431,712	$2,977,759	$2,844,595
Cost of sales	2,617,317	2,249,465	2,171,354

Gross profit	814,395	728,294	673,241
Selling, general and administrative expenses	589,487	529,244	507,669

Operating income	224,908	199,050	165,572
Interest expense, net	4,665	4,458	3,490

Income before income taxes	220,243	194,592	162,082
Income taxes	62,642	56,850	50,360

Net income	157,601	137,742	111,722
Less: net income attributable to noncontrolling interest	54,267	47,292	30,962

Net income attributable to Watsco, Inc.	$103,334	$90,450	$80,760

Earnings per share for Common and Class B common stock:
Basic	$2.70	$2.75	$2.49

Diluted	$2.70	$2.74	$2.49

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2012	2011	2010
Net income	$157,601	$137,742	$111,722
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(1,785)	—	—
Unrealized gain on derivative instrument arising during the period	—	238	194
Unrealized gain on available-for-sale securities arising during the period	35	3	34

Other comprehensive (loss) income	(1,750)	241	228

Comprehensive income	155,851	137,983	111,950
Less: comprehensive income attributable to noncontrolling interest	54,267	47,292	30,962

Comprehensive income attributable to Watsco, Inc.	$101,584	$90,691	$80,988

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$73,770	$15,673
Accounts receivable, net	377,655	327,664
Inventories	546,083	465,349
Other current assets	17,943	19,491

Total current assets	1,015,451	828,177

Property and equipment, net	42,842	39,455
Goodwill	397,262	319,440
Intangible assets, net	219,501	75,366
Other assets	6,999	5,710

	$1,682,055	$1,268,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$4	$19
Borrowings under revolving credit agreement	—	20,000
Accounts payable	184,957	127,359
Accrued expenses and other current liabilities	97,397	75,661

Total current liabilities	282,358	223,039

Long-term obligations:
Borrowings under revolving credit agreement	316,182	—
Other long-term obligations, net of current portion	14	—

Total long-term obligations	316,196	—

Deferred income taxes and other liabilities	61,461	43,399

Commitments and contingencies

Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,262,023 and 34,676,359 shares issued in 2012 and 2011, respectively	18,131	17,338
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,630,200 and 4,699,895 shares issued in 2012 and 2011, respectively	2,315	2,350
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	592,820	493,519
Accumulated other comprehensive loss, net of tax	(2,102)	(352)
Retained earnings	251,475	404,360
Treasury stock, at cost, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock in 2012 and 2011	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	748,214	802,790
Noncontrolling interest	273,826	198,920

Total shareholders’ equity	1,022,040	1,001,710

	$1,682,055	$1,268,148

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2009	32,138,644	$19,255	$461,563	$(821)	$372,454	$(114,425)	$156,782	$894,808
Net income					80,760		30,962	111,722
Other comprehensive income				228				228
Retirement of common stock	(75,721)	(38)	(4,329)					(4,367)
Common stock contribution to 401(k) plan	9,975	5	484					489
Stock issuances from exercise of stock options and employee stock purchase plan	268,827	134	7,182					7,316
Excess tax benefit from share-based compensation			2,862					2,862
Issuances of non-vested (restricted) shares of common stock	135,000	67	(67)					—
Forfeitures of non-vested (restricted) shares of common stock	(27,300)	(13)	13					—
Share-based compensation			5,175					5,175
Cash dividends declared on Common and Class B common stock, $2.04 per share					(66,028)			(66,028)
Distributions to noncontrolling interest							(23,309)	(23,309)

Balance at December 31, 2010	32,449,425	19,410	472,883	(593)	387,186	(114,425)	164,435	928,896

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2010	32,449,425	19,410	472,883	(593)	387,186	(114,425)	164,435	928,896
Net income					90,450		47,292	137,742
Other comprehensive income				241				241
Retirement of common stock	(10,143)	(5)	(612)					(617)
Common stock contribution to 401(k) plan	27,240	14	1,704					1,718
Stock issuances from exercise of stock options and employee stock purchase plan	139,717	69	5,484					5,553
Excess tax benefit from share-based compensation			859					859
Issuances of non-vested (restricted) shares of common stock	429,602	215	(215)					—
Forfeitures of non-vested (restricted) shares of common stock	(30,500)	(15)	15					—
Share-based compensation			6,340					6,340
Cash dividends declared on Common and Class B common stock, $2.23 per share					(73,276)			(73,276)
Return of capital contribution to noncontrolling interest							(32,000)	(32,000)
Fair value increment over carrying value of locations contributed to joint venture			7,061					7,061
Fair value of noncontrolling interest							7,708	7,708
Share of carrying value of our locations contributed to joint venture							34,919	34,919
Distributions to noncontrolling interest							(23,434)	(23,434)

Balance at December 31, 2011	33,005,341	19,688	493,519	(352)	404,360	(114,425)	198,920	1,001,710

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2011	33,005,341	19,688	493,519	(352)	404,360	(114,425)	198,920	1,001,710
Net income					103,334		54,267	157,601
Other comprehensive loss				(1,750)			(1,406)	(3,156)
Retirement of common stock	(29,987)	(15)	(2,214)					(2,229)
Common stock contribution to 401(k) plan	26,991	13	1,759					1,772
Stock issuances from exercise of stock options and employee stock purchase plan	157,664	79	7,084					7,163
Excess tax benefit from share-based compensation			1,079					1,079
Issuances of non-vested (restricted) shares of common stock	111,301	56	(56)					—
Share-based compensation			7,716					7,716
Cash dividends declared on Common and Class B common stock, $7.48 per share					(256,219)			(256,219)
Common stock issued for Carrier Enterprise III	1,250,000	625	92,625					93,250
Fair value of noncontrolling interest in Carrier Enterprise III							104,244	104,244
Decrease in noncontrolling interest in Carrier Enterprise I			(8,692)				(43,189)	(51,881)
Distributions to noncontrolling interest							(39,010)	(39,010)

Balance at December 31, 2012	34,521,310	$20,446	$592,820	$(2,102)	$251,475	$(114,425)	$273,826	$1,022,040

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2012	2011	2010
Cash flows from operating activities:
Net income	$157,601	$137,742	$111,722
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,911	11,725	10,771
Share-based compensation	7,939	6,663	5,175
Deferred income tax provision	6,724	8,310	12,725
Provision for doubtful accounts	1,826	2,374	3,016
Non-cash contribution for 401(k) plan	1,772	1,718	489
Loss (gain) on sale of property and equipment	103	171	(432)
Excess tax benefits from share-based compensation	(1,079)	(859)	(2,862)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(5,752)	11,987	(41,250)
Inventories	(26,652)	(22,489)	21,447
Accounts payable and other liabilities	11,873	(98,611)	28,088
Other, net	3,077	2,721	3,910

Net cash provided by operating activities	173,343	61,452	152,799

Cash flows from investing activities:
Business acquisition, net of cash acquired	(80,479)	(43,455)	(3,824)
Capital expenditures	(12,317)	(13,925)	(8,421)
Proceeds from sale of property and equipment	504	737	2,111

Net cash used in investing activities	(92,292)	(56,643)	(10,134)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(256,219)	(73,276)	(66,028)
Purchase of additional ownership from noncontrolling interest	(51,881)	—	—
Net (repayments) proceeds under prior revolving credit agreements	(20,000)	10,000	(2,763)
Distributions to noncontrolling interest	(16,003)	(26,469)	(13,644)
Payment of fees related to revolving credit agreements	(2,116)	(38)	—
Repayments of other long-term obligations	(1)	(69)	(729)
Return of capital contribution to noncontrolling interest	—	(32,000)	—
Excess tax benefits from share-based compensation	1,079	859	2,862
Net proceeds from issuances of common stock	5,312	5,359	6,042
Net proceeds under current revolving credit agreement	316,748	—	—

Net cash used in financing activities	(23,081)	(115,634)	(74,260)

Effect of foreign exchange rate changes on cash and cash equivalents	127	—	—

Net increase (decrease) in cash and cash equivalents	58,097	(110,825)	68,405
Cash and cash equivalents at beginning of year	15,673	126,498	58,093

Cash and cash equivalents at end of year	$73,770	$15,673	$126,498

Supplemental cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as we, us or our) was incorporated in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2012 we operated from 573 locations in 38 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

Basis of Consolidation

The consolidated financial statements contained in this report include the accounts of Watsco and all of its wholly owned subsidiaries and include the accounts of three joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a controlling interest. See Note 9. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation and Transactions

Our operations in Mexico consider their functional currency to be the U.S. dollar because the majority of their transactions are denominated in U.S. dollars. Gains or losses resulting from transactions denominated in Mexican pesos are recognized in earnings within selling, general and administrative expenses in our consolidated statements of income.

The functional currency of our operations in Canada is the Canadian dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and income and expense items are translated at the average exchange rates in effect during the applicable period. The aggregate effect of foreign currency translation is recorded in accumulated other comprehensive loss in our consolidated balance sheet. Our net investment in our Canadian operations is recorded at the historical rate and the resulting foreign currency translation adjustments are included in accumulated other comprehensive loss in our consolidated balance sheet. Gains or losses resulting from transactions denominated in U.S. dollars are recognized in earnings within selling, general and administrative expenses in our consolidated statement of income.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, inventories and income taxes, reserves related to self-insurance programs and the valuation of goodwill and indefinite lived intangible assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. Our customers are primarily independent contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. We routinely grant credit to customers to facilitate revenue growth and maintain branch locations for product sales and distribution. When determining whether to grant or increase credit, management considers a number of factors, which include creditworthiness, customer payment history and historical experience with the customer and other information. Consistent with industry practices, we normally require payment from our customers within 30 to 45 days. We record our trade receivables at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We typically do not require our customers to provide collateral. Accounts receivable reserve policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. The past due status of an account is determined based on stated payment terms. Upon determination that an account is uncollectible, we write off the receivable balance. At December 31, 2012 and 2011, the allowance for doubtful accounts totaled $10,473 and $12,946, respectively. Although we believe the allowance is sufficient, a declining economic environment could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market using a weighted-average cost basis and the first-in, first-out method. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories.

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2012 and 2011, we have $8,015 and $6,386, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities are classified as available-for-sale and are included in other assets in our consolidated balance sheets. These equity securities are recorded at fair value using the specific identification method with unrealized holding losses, net of deferred taxes, included in accumulated other comprehensive loss within shareholders’ equity. Dividend and interest income are recognized in the statements of income when earned.

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

Goodwill and Other Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, a second step is performed to measure the amount of impairment loss.

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

We perform our annual impairment tests each year and have determined there to be no impairment for any of the periods presented. There were no events or circumstances identified from the date of our assessment that would require an update to our annual impairment tests.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2012, there were no such events or circumstances.

Fair Value Measurements

We carry various assets and liabilities at fair value in the consolidated balance sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are classified based on the following fair value hierarchy:

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $23,730, $25,052 and $26,646 for the years ended December 31, 2012, 2011 and 2010, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses amounted to $37,676, $30,234 and $25,443 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

Derivative Instruments

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. See Note 12, under the caption “Derivative Financial Instruments.”

New Accounting Pronouncements

Presentation of Comprehensive Income

On January 1, 2012 we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) that required companies to present net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. We elected to present separate consolidated statements of comprehensive income, which immediately follow the consolidated statements of income, to our consolidated financial statements.

Goodwill Impairment Testing

On January 1, 2012, we adopted guidance amended by the FASB that allowed companies to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. The adoption of this guidance did not have an impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2012	2011	2010
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$103,334	$90,450	$80,760
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	17,656	6,045	4,775

Earnings allocated to Watsco, Inc. shareholders	$85,678	$84,405	$75,985

Weighted-average Common and Class B common shares outstanding for basic earnings per share	31,680,187	30,678,206	30,467,212

Basic earnings per share for Common and Class B common stock	$2.70	$2.75	$2.49

Allocation of earnings for Basic:
Common stock	$78,359	$76,574	$68,856
Class B common stock	7,319	7,831	7,129

	$85,678	$84,405	$75,985

Years Ended December 31,	2012	2011	2010
Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$103,334	$90,450	$80,760
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	17,656	6,042	4,772

Earnings allocated to Watsco, Inc. shareholders	$85,678	$84,408	$75,988

Weighted-average Common and Class B common shares outstanding for basic earnings per share	31,680,187	30,678,206	30,467,212
Effect of dilutive stock options	64,212	75,085	111,396

Weighted-average Common and Class B common shares outstanding for diluted earnings per share	31,744,399	30,753,291	30,578,608

Diluted earnings per share for Common and Class B common stock	$2.70	$2.74	$2.49

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year and adjusts for the dilutive effects of outstanding stock options using the treasury stock method; therefore, no allocation of earnings to Class B common stock is required. As of December 31, 2012, 2011 and 2010, our outstanding Class B common stock was convertible into 2,706,338, 2,846,334 and 2,858,592 shares of our Common stock, respectively.

Diluted earnings per share excluded 17,492, 33,511 and 129,641 shares for the years ended December 31, 2012, 2011 and 2010, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. OTHER COMPREHENSIVE (LOSS) INCOME

Other comprehensive (loss) income consists of the currency translation adjustment associated with the use of local currency by our Canadian operations as its functional currency, changes in the unrealized gain on available-for-sale securities and the effective portion of a cash flow hedge that matured in October 2011. The tax effects allocated to each component of other comprehensive (loss) income are as follows:

Years Ended December 31,	2012	2011	2010
Foreign currency translation adjustment	$(1,785)	$—	$—

Unrealized gain on derivative instrument	—	384	311
Income tax expense	—	(146)	(117)

Unrealized gain on derivative instrument, net of tax	—	238	194

Unrealized gain on available-for-sale securities	63	6	53
Income tax expense	(28)	(3)	(19)

Unrealized gain on available-for-sale securities, net of tax	35	3	34

Other comprehensive (loss) income	$(1,750)	$241	$228

The changes in accumulated other comprehensive loss, net of tax, are as follows:

Years Ended December 31,	2012	2011	2010
Foreign currency translation adjustment:
Beginning balance	$—	$—	$—
Current period other comprehensive loss	(1,785)	—	—

Ending balance	(1,785)	—	—

Derivative instrument:
Beginning balance	—	(238)	(432)
Current period other comprehensive income	—	238	194

Ending balance	—	—	(238)

Available-for-sale securities:
Beginning balance	(352)	(355)	(389)
Current period other comprehensive income	35	3	34

Ending balance	(317)	(352)	(355)

Accumulated other comprehensive loss, net of tax	$(2,102)	$(352)	$(593)

4. SUPPLIER CONCENTRATION

We have four key suppliers of HVAC/R equipment products. Purchases from these four suppliers comprised 72%, 71% and 72% of all purchases made in 2012, 2011 and 2010, respectively. Our largest supplier, Carrier and its affiliates, accounted for 57%, 54% and 52% of all purchases made in each of the years ended December 31, 2012, 2011 and 2010, respectively. See Note 15. Any significant interruption by Carrier or the other key suppliers in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position.

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2012	2011
Land	$1,131	$1,388
Buildings and improvements	48,457	42,408
Machinery, vehicles and equipment	57,130	52,636
Furniture and fixtures	18,251	15,049

	124,969	111,481
Less: accumulated depreciation and amortization	(82,127)	(72,026)

	$42,842	$39,455

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses amounted to $10,986, $9,364 and $8,832 for the years ended December 31, 2012, 2011 and 2010, respectively.

6. DEBT

On April 27, 2012, we entered into an unsecured, five-year $500,000 syndicated revolving credit agreement, which replaced in its entirety both our maturing five-year $300,000 revolving credit agreement and Carrier Enterprise I’s three-year $125,000 secured revolving credit agreement. Proceeds from the new facility were used to repay an aggregate of approximately $72,000 outstanding under the prior facilities and $82,000 for the acquisition of Carrier Enterprise III. Additional proceeds may be used for, among other things, funding seasonal working capital needs and other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $65,000 swingline subfacility, a $50,000 letter of credit subfacility and a $75,000 multicurrency borrowing sublimit. Borrowings bear interest at either LIBOR-based rates plus a spread which ranges from 100 to 275 basis-points (LIBOR plus 112.5 basis-points at December 31,

2012), depending upon our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 175 basis-points (12.5 basis-points at December 31, 2012), depending upon our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment, ranging from 12.5 to 40 basis-points (15.0 basis-points at December 31, 2012). We paid fees of $2,116 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in April 2017. At December 31, 2012, $316,182 was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2012.

7. INCOME TAXES

The components of income tax expense from our wholly-owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2012	2011	2010
U.S. Federal	$50,919	$50,197	$44,845
State	6,245	6,338	5,515
Foreign	5,478	315	—

	$62,642	$56,850	$50,360

Current	$55,918	$48,540	$37,635
Deferred	6,724	8,310	12,725

	$62,642	$56,850	$50,360

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and investments and for our controlling interest of income attributable to our joint ventures with Carrier, which are taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2012	2011	2010
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.5	3.1	3.0
Tax effects on foreign income	(0.8)	(0.1)	—

Effective income tax rate attributable to Watsco, Inc.	36.7	38.0	38.0
Taxes attributable to noncontrolling interest	(8.3)	(8.8)	(6.9)

Effective income tax rate	28.4%	29.2%	31.1%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2012	2011

Current deferred tax assets:
Capitalized inventory costs and inventory reserves	$2,386	$2,966
Allowance for doubtful accounts	1,084	1,634
Other current deferred tax assets	1,215	979
Self-insurance reserves	1,039	769

Total current deferred tax assets (1)	5,724	6,348

Long-term deferred tax assets:
Share-based compensation	13,911	11,688
Other long-term deferred tax assets	797	1,021
Net operating loss carryforwards	609	648

	15,317	13,357
Valuation allowance	(391)	(423)

Total long-term deferred tax assets (2)	14,926	12,934

Long-term deferred tax liabilities:
Deductible goodwill	(66,636)	(46,057)
Depreciation	(3,100)	(2,500)
Other long-term deferred tax liabilities	(1,358)	(1,141)

Total long-term deferred tax liabilities (2)	(71,094)	(49,698)

Net deferred tax liabilities	$(50,444)	$(30,416)

(1)	Current deferred tax assets have been included in the consolidated balance sheets in other current assets.
(2)	Long-term deferred tax assets and liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries, as those earnings are considered to be permanently reinvested in the operations of those subsidiaries.

Management has determined that $391 and $423 of valuation allowance was necessary at December 31, 2012 and 2011, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2012, there were state and other net operating loss carryforwards of $8,288, which expire in varying amounts from 2013 through 2026. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2012.

We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2009. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2008.

As of December 31, 2012 and 2011, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $2,474 and $2,424, respectively. Of these totals, $1,609 and $1,773, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2012 and 2011, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $583 and $495, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The change in gross unrecognized tax benefits during 2012 and 2011 is as follows:

Gross balance at January 1, 2011	$1,889
Additions based on tax positions related to the current year	542
Reductions due to lapse of applicable statute of limitations	(7)

Gross balance at December 31, 2011	2,424
Additions based on tax positions related to the current year	416
Reductions due to lapse of applicable statute of limitations	(366)

Gross balance at December 31, 2012	$2,474

8. SHARE-BASED COMPENSATION AND BENEFIT PLANS

Share-Based Compensation Plan

We have one share-based compensation plan for employees. The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-qualified stock options, incentive stock options, non-vested (restricted) stock, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, awards for an aggregate of 4,000,000 shares of Common and Class B common stock may be granted. A total of 1,955,912 shares of Common stock, net of cancellations and 1,647,599 shares of Class B common stock, net of cancellations have been awarded under the 2001 Plan as of December 31, 2012. There were 396,489 shares of common stock reserved for future grants as of December 31, 2012 under the 2001 Plan. There were 324,150 options of common stock outstanding under the 2001 Plan at December 31, 2012. Options under the 2001 Plan vest over two to five years of service and have contractual terms of five to ten years.

Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

A summary of stock option activity under the 2001 Plan as of December 31, 2012, and changes during 2012, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2012	385,150	$47.82
Granted	80,500	71.52
Exercised	(135,500)	41.63
Forfeited	(5,000)	55.04
Expired	(1,000)	37.28

Options outstanding at December 31, 2012	324,150	$56.21	2.94	$6,060

Options exercisable at December 31, 2012	57,567	$28.62	1.35	$2,664

The weighted-average grant date fair value of stock options granted during 2012, 2011 and 2010 was $12.90, $12.31 and $11.45, respectively. The total intrinsic value of stock options exercised during 2012, 2011 and 2010 was $5,641, $4,724 and $6,559, respectively. The fair value of stock options that vested during 2012, 2011 and 2010 was $315, $475 and $597, respectively.

A summary of non-vested (restricted) stock activity as of December 31, 2012, and changes during 2012, is shown below:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at January 1, 2012	2,261,948	$37.23
Granted	111,301	69.66
Vested	—	—
Forfeited	—	—

Non-vested (restricted) stock outstanding at December 31, 2012	2,373,249	$38.75

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2012, 2011 and 2010 was $69.66, $63.87 and $49.43, respectively. The fair value of non-vested stock that vested during 2012, 2011 and 2010 was $0, $672 and $3,609, respectively.

During 2011 and 2010, 2,527 shares of Common stock with an aggregate fair market value of $180 and 19,678 shares of Common stock with an aggregate fair market value of $1,155, respectively, were delivered as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of non-vested (restricted) stock. These shares were retired upon delivery. At December 31, 2012, we were obligated to issue 80,543 shares of non-vested (restricted) Class B common stock under an executive compensation agreement. We issued these non-vested (restricted) shares of Class B common stock in the first quarter of 2013.

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

The weighted-average assumptions relating to the valuation of our stock options were as follows:

Years Ended December 31,	2012	2011	2010
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	0.57%	1.12%	1.14%
Expected volatility	31.40%	32.59%	33.35%
Expected dividend yield	3.49%	3.48%	3.65%

Share-Based Compensation Expense

Share-based compensation expense included in selling, general and administrative expenses amounted to $7,939, $6,663 and $5,175 for the years ended December 31, 2012, 2011 and 2010, respectively.

Cash received from Common stock issued as a result of stock options exercised during 2012, 2011 and 2010 was $3,790, $4,530 and $5,285, respectively. During 2012, 2011 and 2010, 29,987 shares of Common stock with an aggregate fair market value of $2,229, 7,616 shares of Common stock with an aggregate fair market value of $437 and 56,043 shares of Common and Class B common stock with an aggregate fair market value of $3,212, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery. In connection with stock option exercises, the tax benefits realized from share-based compensation plans totaled $1,245, $916 and $3,083, for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, there was $1,317 of unrecognized share-based compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of 1.6 years. At December 31, 2012, there was $56,132 of unrecognized share-based compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of 11.3 years. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings. Approximately $37,000 of the unrecognized share-based compensation for shares of non-vested (restricted) stock is related to awards granted to our Chief Executive Officer that vest in approximately 10 years upon his attainment of age 82.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase shares of Common stock with a discount of 5% of the fair market value at specified times. During 2012, 2011 and 2010, employees purchased 6,753, 8,520 and 8,515 shares of Common stock at an average price of $68.76, $59.44 and $51.69 per share, respectively. Cash dividends received by the

ESPP were reinvested in Common stock and resulted in the issuance of 15,411, 5,097 and 5,812 additional shares for the years ended December 31, 2012, 2011 and 2010, respectively. We received net proceeds of $1,522, $829 and $757, respectively, during 2012, 2011 and 2010, for shares of our Common stock issued under the ESPP. At December 31, 2012, 532,895 shares remained available for purchase under the plan.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2012, 2011 and 2010, we issued 26,991, 27,240 and 9,975 shares of Common stock to the plan representing the Common stock discretionary matching contribution of $1,772, $1,718 and $489, respectively.

9. ACQUISITIONS

Carrier Enterprise I

Carrier Enterprise, LLC (“Carrier Enterprise I”) is a joint venture formed on July 1, 2009 with Carrier that operates a network of locations primarily throughout the U.S. Sun Belt. From its inception until July 2, 2012, we owned 60% of the joint venture and Carrier owned 40%. We had an option to purchase an additional 10% ownership interest in Carrier Enterprise I, which became exercisable on July 1, 2012. On July 2, 2012, we exercised this option and acquired an additional 10% ownership interest in Carrier Enterprise I for cash consideration of $51,881. We have a second option to purchase an additional 10% interest in Carrier Enterprise I, which becomes exercisable beginning on July 1, 2014.

Carrier Enterprise II

On April 29, 2011, we formed a second joint venture with Carrier to distribute Carrier, Bryant and Payne branded residential, light-commercial and applied-commercial HVAC products and related parts and supplies in the northeast U.S. Carrier contributed 28 of its company-operated northeastern locations to the newly formed joint venture and we contributed 14 of our northeast locations. We purchased a 60% controlling interest in the joint venture for a fair value of $49,229. Total consideration paid by us for our 60% controlling interest in the joint venture was composed of cash consideration of $35,700 and our contribution of 14 northeastern locations valued at $14,769. The final purchase price was reduced by a $1,240 net working capital adjustment pursuant to the related purchase and contribution agreement.

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

On July 29, 2011, we acquired a 60% controlling interest in Carrier’s HVAC/R distribution operations in Mexico for cash consideration of $9,000. Carrier’s company-operated Mexico distribution network had revenues of approximately $75,000 in 2010 and operated from seven locations. Products sold include Carrier’s complete product line of HVAC equipment and commercial refrigeration products and supplies servicing both the residential and applied commercial markets. Collectively, the Northeast locations and the Mexico operations are referred to as “Carrier Enterprise II.”

Carrier Enterprise III

On April 27, 2012, we completed the formation of a joint venture with UTC Canada Corporation (“UTC Canada”), an affiliate of Carrier, to distribute Carrier, Bryant and Payne branded residential, light-commercial and commercial applied HVAC products in Canada. The newly formed joint venture, Carrier Enterprise Canada, L.P. (“Carrier Enterprise III”), operates 35 locations throughout all of the provinces and territories in Canada. In the formation of the joint venture, UTC Canada contributed its Canadian distribution business and retained a 40% noncontrolling interest in Carrier Enterprise III. Total consideration paid by us for our 60% controlling interest in Carrier Enterprise III included cash consideration of $82,158 and the issuance to UTC Canada of 1,250,000 shares of Common stock having a fair value of $93,250. The final purchase price was reduced by a $1,669 working capital adjustment pursuant to the asset purchase agreement that we entered into with UTC Canada.

The purchase price resulted in the recognition of $216,463 in goodwill and intangibles. The fair value of the identified intangible assets was $151,172 and consisted of $95,515 in trade names and distribution rights and $55,657 in customer relationships to be amortized over a 15 year period. For Canadian income tax purposes, seventy-five percent of the tax basis of the acquired goodwill is amortized at a rate of 7% annually on a declining balance basis.

The purchase price allocation is based upon a purchase price of $173,739, which represents the fair value of our 60% controlling interest in Carrier Enterprise III. The table below presents the allocation of the total consideration to tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest from the acquisition of our 60% controlling interest in Carrier Enterprise III based on the respective fair values as of April 27, 2012:

Cash	$10
Accounts receivable	46,718
Inventories	55,024
Other current assets	481
Property and equipment	2,517
Goodwill	65,291
Intangible assets	151,172
Other assets	978
Accounts payable and accrued expenses	(44,208)
Noncontrolling interest	(104,244)

Total purchase price	$173,739

The fair value of the noncontrolling interest was determined by applying a pro-rata value of the total invested capital adjusted for a discount for lack of control that market participants would consider when estimating the fair value of the noncontrolling interest.

The unaudited pro forma financial information, combining our results of operations with the operations of Carrier Enterprise II and Carrier Enterprise III as if the joint ventures had been consummated on January 1, 2011, is as follows:

Years ended December 31,	2012	2011
Revenues	$3,526,621	$3,404,381

Net income	156,728	159,147
Less: net income attributable to noncontrolling interest	54,153	60,380

Net income attributable to Watsco, Inc.	$102,575	$98,767

Diluted earnings per share for Common and Class B common stock	$2.64	$2.89

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the periods presented until the respective acquisition dates of the above-described Canadian, Northeast U.S. and Mexican operations includes adjustments to record income taxes related to our portion of Carrier Enterprise II and Carrier Enterprise III’s income, amortization related to identified intangible assets with finite lives and interest expense on borrowings incurred to acquire our 60% controlling interests. This unaudited pro forma financial information does not include adjustments to add or remove certain corporate expenses of Carrier Enterprise II and Carrier Enterprise III, which may or may not be incurred in future periods, or adjustments for depreciation or synergies that may be realized subsequent to the acquisition dates. This unaudited pro forma financial information does not necessarily reflect our future results of operations or what the results of operations would have been had we acquired our 60% controlling interest in and operated Carrier Enterprise II and Carrier Enterprise III as of the beginning of the periods presented.

Other Acquisition

In April 2010, one of our wholly-owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from two locations in Tennessee for cash consideration of $2,406.

The results of operations of these acquired locations have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the April 2010 acquisition was not deemed significant to the consolidated financial statements.

Transaction costs

Approximately $1,200 of transaction costs is included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2012 primarily associated with the closing and transition of Carrier Enterprise III. Approximately $1,200 of transaction costs is included in selling, general and administrative expenses in our consolidated statement of income for the year ended December 31, 2011 primarily associated with the closing and transition of Carrier Enterprise II.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2010	$303,703
Acquired goodwill	15,737

Balance at December 31, 2011	319,440
Acquired goodwill	77,829
Foreign currency translation	(7)

Balance at December 31, 2012	$397,262

Intangible assets, net consist of:

December 31,	Estimated Useful Lives	2012	2011
Indefinite lived intangible assets:
Trade names, trademarks and distribution rights		$144,683	$50,503
Finite lived intangible assets:
Customer relationships	10-15 years	84,410	29,530
Trade name	10 years	1,150	1,150
Non-compete agreements	7 years	369	369
Less: accumulated amortization		(11,111)	(6,186)

Finite lived intangible assets, net		74,818	24,863

		$219,501	$75,366

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses amounted to $4,925, $2,361 and $1,939 for the years ended December 31, 2012, 2011 and 2010, respectively. The future amortization expense for each of the five succeeding years related to all finite lived intangible assets that are currently recorded in the consolidated balance sheets is estimated to be as follows at December 31, 2012:

2013	$6,155
2014	6,131
2015	6,120
2016	6,120
2017	6,120

Total	$30,646

11. SHAREHOLDERS’ EQUITY

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2012 and 2011.

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

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2012, 2011 or 2010. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2012, there are up to 1,129,087 shares authorized for repurchase remaining under the program.

12. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2012 and 2011, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

We routinely use certain derivatives instruments to hedge foreign currency exposure. Although these derivatives were not designated as hedges and/or did not qualify for hedge accounting, they were effective economic hedges. The changes in fair value of economic hedges are recognized in earnings. During 2012, we entered into foreign currency forward contracts to offset the earnings impact that foreign currency exchange rate fluctuations have on certain monetary liabilities that are denominated in nonfunctional currencies. The change in fair value of these foreign currency forward contracts was $197 for 2012, and is included in selling, general and administrative expenses in our consolidated statement of income. The total notional value of our foreign currency exchange contracts as of December 31, 2012 was $33,700, and such contracts have varying terms expiring through March 2013. See Note 13.

We were party to an interest rate swap agreement with a notional amount of $10,000 that matured in October 2011 and had been designated as a cash flow hedge. The swap effectively exchanged the variable rate of 30-day LIBOR to a fixed interest rate of 5.07%. For the year ended December 31, 2011, the hedging relationship was determined to be highly effective in achieving offsetting changes in cash flows. The net change in other comprehensive loss during 2011 reflected the reclassification of $244, net of income tax benefit of $155, of unrealized losses from accumulated other comprehensive loss to current period earnings (recorded in interest expense, net in the consolidated statement of income).

Off-Balance Sheet Financial Instruments

At December 31, 2012 and 2011, we were contingently liable under standby letters of credit aggregating $3,098 and $3,006, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2012 and 2011, we were contingently liable under various performance bonds aggregating approximately $300 and $5,400, respectively, which are used as collateral to cover any contingencies related to our nonperformance to certain customers. We do not expect any material losses to result from the issuance of the standby letters of credit or performance bonds because our obligations under the self-insurance programs and to certain customers will be met in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk are limited due to the large number of customers comprising the customer base and their dispersion across many different geographical regions. We also have access to credit insurance programs which are used as an additional means to mitigate credit risk.

13. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

Description	Fair Value at December 31, 2012	Fair Value Measurements at December 31, 2012 Using
		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$226	$226	—	—
Liabilities:
Derivative financial instruments	$197	—	$197	—

Description	Fair Value at December 31, 2011	Fair Value Measurements at December 31, 2011 Using
		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$163	$163	—	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Available-for-sale securities – the investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy. The fair value of available-for-sale securities is included in other assets in our consolidated balance sheets.

Derivative financial instruments – the derivatives are foreign currency forward contracts. Fair value is based on observable market inputs, such as forward rates, in active markets and therefore the derivatives are classified within Level 2 of the valuation hierarchy. The fair value of the derivative financial instruments is included in accrued expenses and other current liabilities in our consolidated balance sheet.

There were no transfers in or out of Level 1 and Level 2 during 2012 or 2011.

14. COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business. We vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage and the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, we do not believe the ultimate liability associated with any known claims or litigation will have a material adverse affect on our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4,844 and $4,631 at December 31, 2012 and 2011, respectively, were established related to such insurance programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2012, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $7,700. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 12, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. As of December 31, 2012, there are no other entities that met the definition of a VIE.

Operating Leases

We are obligated under various non-cancelable operating lease agreements for real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2023. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Some of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis over the lease term.

At December 31, 2012, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2013	$64,162
2014	53,904
2015	44,214
2016	33,218
2017	19,669
Thereafter	13,516

Total minimum payments	$228,683

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $76,547, $70,933 and $61,835, respectively.

15. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 57%, 54% and 52% of all purchases made during 2012, 2011 and 2010, respectively. At December 31, 2012 and 2011, approximately $62,000 and $41,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2012, 2011 and 2010 include $32,961, $23,710 and $22,142, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise II entered into Transactional Services Agreements (“TSAs”) with Carrier, pursuant to which Carrier performed certain business processes on its behalf, including processes involving the use of certain information technologies. The services provided by Carrier pursuant to the TSAs terminated on April 30, 2012. The fees related to these TSAs were $1,798 and $1,139, respectively, for 2012 and 2011, and are included in selling, general and administrative expenses in our consolidated statements of income. At December 31, 2012 and 2011, $25 and $941, respectively, related to these TSAs was payable to Carrier and was included in accrued expenses and other current liabilities in our consolidated balance sheets.

Carrier Enterprise III entered into TSAs with UTC Canada, pursuant to which UTC Canada performs certain business processes on behalf of Carrier Enterprise III, including processes involving the use of certain information technologies, and UTC Canada entered into TSAs with Carrier Enterprise III, pursuant to which Carrier Enterprise III performs certain business processes on behalf of UTC Canada. The services provided pursuant to the TSAs terminate on various dates but may be extended as agreed upon by the parties. The fees payable by Carrier Enterprise III to UTC Canada under one TSA were substantially offset by the fees payable to UTC Canada by Carrier Enterprise III under the other TSA.

The services previously provided by Carrier pursuant to TSAs with Carrier Enterprise I terminated on various dates throughout 2010. The fees related to these TSAs were $2,177, and are included in selling, general and administrative expenses in our consolidated statement of income for 2010.

At December 31, 2012 and 2011, $29,637 and $6,630, respectively, was payable to Carrier and UTC Canada for unpaid distributions declared to the noncontrolling interest.

A member of our Board of Directors is the Executive Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2012, 2011 and 2010, this firm was paid $120, $59 and $63, respectively, for services performed.

16. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the U.S. and Puerto Rico. Products are sold on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2012	2011	2010
Revenues:
United States	$3,087,256	$2,938,907	$2,844,595
Canada	240,254	—	—
Mexico	104,202	38,852	—

Total Revenues	$3,431,712	$2,977,759	$2,844,595

December 31,	2012	2011
Long-Lived Assets:
United States	$429,153	$430,022
Canada	225,076	—
Mexico	5,376	4,239

Total Long-Lived Assets	$659,605	$434,261

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist of property and equipment, goodwill and intangible assets.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2012	2011	2010
Interest paid	$2,802	$1,854	$1,348
Income taxes net of refunds	$46,819	$45,137	$37,361
Common stock issued for Carrier Enterprise III	$93,250	—	—
Net assets of locations contributed to Carrier Enterprise II	—	$14,769	—

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2012
Revenues (1)	$633,512	$1,011,801	$1,020,859	$765,540	$3,431,712
Gross profit	150,622	238,475	242,505	182,793	814,395
Net income attributable to Watsco, Inc.	$8,466	$39,103	$41,005	$14,760	$103,334

Earnings per share for Common and Class B common stock (2)(3):
Basic	$0.23	$1.15	$1.19	$0.04	$2.70

Diluted	$0.23	$1.15	$1.19	$0.04	$2.70

Year Ended December 31, 2011
Revenues (1)	$534,339	$883,548	$914,039	$645,833	$2,977,759
Gross profit	134,986	213,191	219,407	160,710	728,294
Net income attributable to Watsco, Inc.	$7,500	$36,023	$33,547	$13,380	$90,450

Earnings per share for Common and Class B common stock (2):
Basic	$0.21	$1.09	$1.02	$0.39	$2.75

Diluted	$0.21	$1.09	$1.02	$0.39	$2.74

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.
(3)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.37 per share and $0.33 per share reduction in diluted earnings per share for the quarter and year ended December 31, 2012, respectively.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

Our Common stock is traded on the New York Stock Exchange (“NYSE”) and the Professional Segment of NYSE Euronext in Paris under the ticker symbol WSO. We transferred the listing of our Class B common stock from the NYSE MKT to the NYSE effective February 1, 2013 under its current ticker symbol WSOB. The following table indicates the high and low prices of our Common stock and Class B common stock, as reported by the NYSE and NYSE MKT, respectively, and dividends paid per share for each quarter during the years ended December 31, 2012 and 2011. At February 25, 2013, excluding shareholders with stock in street name, there were 253 Common stock shareholders of record and 98 Class B common stock shareholders of record.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2012:
First quarter	$74.97	$66.22	$74.00	$67.00	$0.62	$0.62
Second quarter	74.60	66.39	74.00	67.50	0.62	0.62
Third quarter	79.22	66.40	79.00	66.05	0.62	0.62
Fourth quarter	80.12	67.52	80.00	67.41	5.62	5.62

Year Ended December 31, 2011:
First quarter	$69.71	$59.59	$69.00	$59.65	$0.52	$0.52
Second quarter	72.76	62.07	72.65	62.96	0.57	0.57
Third quarter	69.26	51.10	68.10	52.00	0.57	0.57
Fourth quarter	66.60	51.31	66.58	50.84	0.57	0.57