Form 10-K, Exhibit 13
period 2013-12-31
WATSCO INC
filed 2014-02-27
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for the year ended December 31, 2013.

(In thousands, except per share data)	2013	2012 (1)	2011	2010	2009 (2)
FOR THE YEAR
Revenues	$3,743,330	$3,431,712	$2,977,759	$2,844,595	$2,001,815
Gross profit	899,253	814,395	728,294	673,241	480,832
Operating income	271,209	224,908	199,050	165,572	81,060
Net income	187,719	157,601	137,742	111,722	51,573
Less: net income attributable to noncontrolling interest	59,996	54,267	47,292	30,962	8,259

Net income attributable to Watsco, Inc.	$127,723	$103,334	$90,450	$80,760	$43,314

Diluted earnings per share for Common and Class B common stock	$3.68	$2.70	$2.74	$2.49	$1.40
Cash dividends per share:
Common stock	$1.15	$7.48	$2.23	$2.04	$1.89
Class B common stock	$1.15	$7.48	$2.23	$2.04	$1.89
Weighted-average Common and Class B common shares outstanding - Diluted	32,258	31,744	30,753	30,579	28,521
AT YEAR END
Total assets	$1,669,531	$1,682,055	$1,268,148	$1,237,227	$1,160,613
Total long-term obligations	$230,557	$316,196	$—	$10,016	$13,429
Total shareholders’ equity	$1,127,392	$1,022,040	$1,001,710	$928,896	$894,808
Number of employees	4,800	4,600	4,300	4,000	4,100

(1)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.33 per share reduction in diluted earnings per share.
(2)	Effective January 1, 2009, we adopted the provisions of accounting guidance stating that non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method for all periods presented. We also adopted the provisions of revised accounting guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2013 contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based largely on management’s current expectations and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond their control.

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

In light of these uncertainties, there can be no assurance that the forward-looking information contained herein will be realized or, even if realized, in whole or in part, that the information will have the expected consequences to, or effects on, our business or operations. For additional information identifying other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, see our SEC filings, including but not limited to, the discussion included in Item 1A “Risk Factors” of this Annual Report on Form 10-K for the year ended December 31, 2013. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2013.

Company Overview

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or “we”, “us” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2013, we operated from 569 locations in 38 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

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

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns during summer and winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly consistent during the year, subject to weather and economic conditions, including their effect on the number of housing completions.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. On July 2, 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%. We have an option to purchase from Carrier an additional 10% interest in Carrier Enterprise I, which becomes exercisable in July 2014.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S. states, and we contributed 14 locations in the Northeast U.S. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. We have a 60% controlling interest in Carrier Enterprise II, and Carrier has a 40% noncontrolling interest. Neither we nor Carrier has any options to purchase additional ownership interests in Carrier Enterprise II.

In 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% noncontrolling interest. Neither we nor UTC Canada has any options to purchase additional ownership interests in Carrier Enterprise III.

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

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements included with this Annual Report on Form 10-K. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We typically do not require our customers to provide collateral. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Our business is seasonal and our customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions.

The allowance for doubtful accounts was $5.7 million and $10.5 million at December 31, 2013 and 2012, respectively, a decrease of $4.8 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2013 decreased to 1.8% compared to 3.9% at December 31, 2012. These decreases are primarily attributable to an increase in net sales and an increase in write-offs coupled with an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2013.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. We believe our exposure to concentrations of credit risk is limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through credit insurance programs.

Inventory Valuation Reserves

Inventory valuation reserves are established in order to report inventories at the lower of weighted-average cost or market and the first-in, first-out method. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must make estimates and use judgment to determine the future salability of inventories. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2014, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have an impact on this conclusion. The carrying amount of goodwill and intangibles was $596.5 million and $616.8 million at December 31, 2013 and 2012, respectively. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $5.6 million and $4.8 million at December 31, 2013 and 2012, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. A valuation allowance of $0.1 million and $0.4 million was recorded at December 31, 2013 and 2012, respectively, due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of new accounting pronouncements.

Results of Operations

The following table summarizes information derived from the audited consolidated statements of income expressed as a percentage of revenues for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Revenues	100.0%	100.0%	100.0%
Cost of sales	76.0	76.3	75.5

Gross profit	24.0	23.7	24.5
Selling, general and administrative expenses	16.8	17.2	17.8

Operating income	7.2	6.5	6.7
Interest expense, net	0.1	0.1	0.2

Income before income taxes	7.1	6.4	6.5
Income taxes	2.1	1.8	1.9

Net income	5.0	4.6	4.6
Less: net income attributable to noncontrolling interest	1.6	1.6	1.6

Net income attributable to Watsco, Inc.	3.4%	3.0%	3.0%

The following narratives include the results of operations for businesses acquired during 2012 and 2011. The results of operations for these acquisitions have been included in our consolidated statements of income beginning on their respective dates of acquisition. See Note 9 to our consolidated financial statements included in this Annual Report on Form 10-K for the pro forma financial information combining our results of operations with the operations of Carrier Enterprise II and Carrier Enterprise III. The following narratives also reflect our acquisition of an additional 10% ownership interest in Carrier Enterprise I, which became effective on July 2, 2012. We did not acquire any businesses during 2013.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographical proximity to existing locations. At December 31, 2013 and 2012, 16 and 63 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2012 and 2013:

Number of Locations
December 31, 2011	542
Acquired	35
Opened	12
Closed	(16)

December 31, 2012	573
Opened	6
Closed	(10)

December 31, 2013	569

2013 Compared to 2012

Revenues

Revenues for 2013 increased $311.6 million, or 9%, to $3,743.3 million, including $87.4 million attributable to the 35 new Carrier Enterprise III locations and $2.5 million from other locations opened during the preceding 12 months, offset by $7.9 million from locations closed. On a same-store basis, revenues increased $229.6 million, or 7%, as compared to 2012, reflecting a 9% increase in sales of HVAC equipment (12% increase in residential HVAC equipment offset by a 2% decrease in commercial HVAC equipment), a 3% increase in sales of other HVAC products and a 3% increase in sales of commercial refrigeration products. The increase in same-store revenues is primarily due to strong demand for residential HVAC equipment.

Gross Profit

Gross profit for 2013 increased $84.9 million, or 10%, to $899.3 million, primarily as a result of increased revenues. Gross profit margin improved 30 basis-points to 24.0% in 2013 from 23.7% in 2012. On a same-store basis, gross profit margin also improved 30 basis-points to 24.0% in 2013 from 23.7% in 2012, primarily due to higher realized gross margins for residential HVAC equipment and non-equipment products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2013 increased $38.6 million, or 7%, to $628.0 million, primarily as a result of increased revenues. Selling, general and administrative expenses as a percent of revenues decreased to 16.8% for 2013 from 17.2% for 2012. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to leveraging of fixed operating costs as compared to 2012. Selling, general and administrative expenses in 2012 included $1.2 million of acquisition-related costs. On a same-store basis, selling, general and administrative expenses increased 3% as compared to 2012.

Operating Income

Operating income for 2013 increased $46.3 million, or 21%, to $271.2 million. Operating margin improved 70 basis-points to 7.2% in 2013 from 6.5% in 2012. On a same-store basis, operating income increased 19% compared to 2012.

Interest Expense, Net

Net interest expense for 2013 increased $1.2 million, or 25%, to $5.8 million, primarily as a result of an increase in average outstanding borrowings, partially offset by a lower effective interest rate in 2013 as compared to 2012.

Income Taxes

Income taxes increased to $77.7 million for 2013, as compared to $62.6 million for 2012 and are a composite of the income taxes attributable to our wholly owned operations and investments, and income taxes attributable to the Carrier joint ventures, which are taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 37.0% and 36.75% in 2013 and 2012, respectively. The increase was primarily due to higher effective tax rates for income generated by our United States subsidiaries.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2013 increased $24.4 million, or 24%, to $127.7 million. The increase was primarily driven by higher revenues, expanded profit margins and reduced selling, general and administrative expenses as a percent of revenues as discussed above, and by a reduction in the net income attributable to the noncontrolling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2012.

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

Income Taxes

Income taxes increased to $62.6 million for 2012, as compared to $56.9 million for 2011 and are a composite of the income taxes attributable to our wholly owned operations and investments, and income taxes attributable to the Carrier joint ventures, which are taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 36.75% and 38.0% in 2012 and 2011, respectively. The decrease was primarily due to lower effective tax rates for income generated by our foreign subsidiaries and certain non-recurring tax benefits realized in 2012.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2012 increased $12.9 million, or 14%, to $103.3 million. The increase was primarily driven by higher revenues and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by a reduction in the net income attributable to the noncontrolling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2012.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand of HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash necessary to fund our business (primarily working capital requirements);

•	the adequacy of our available bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

Sources and Uses of Cash

We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments, if and as declared by our Board of Directors, capital expenditures, business acquisitions and development of our long-term operating strategies.

As of December 31, 2013, we had $19.5 million of cash and cash equivalents, of which, $12.2 million was held by foreign subsidiaries. We believe that our operating cash flows, cash on hand and funds available for borrowing under our line of credit will be sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our line of credit is dependent on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the capital and credit markets could adversely affect our ability to draw on our line of credit and may also affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our line of credit. Disruptions in the capital and credit markets could also result in increased borrowing costs and/or reduced borrowing capacity under our line of credit.

Working Capital

Working capital increased to $777.6 million at December 31, 2013 from $733.1 million at December 31, 2012, reflecting higher levels of accounts receivable and inventories commensurate with our increase in overall business volume.

Cash Flows

The following table summarizes our cash flow activity for 2013 and 2012:

	2013	2012	Change
Cash flows provided by operating activities	$150.3	$173.3	$(23.0)
Cash flows used in investing activities	$(14.3)	$(92.3)	$78.0
Cash flows used in financing activities	$(189.0)	$(23.1)	$(165.9)

The individual items contributing to cash flow changes for the years presented are detailed in the consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

The decrease in net cash provided by operating activities was principally attributable to changes in operating assets and liabilities, which were primarily composed of lower levels of accounts payable and other liabilities due to approximately $18.0 million in incremental vendor payments from a one-time change in payment terms related to Carrier Enterprise II and higher accounts receivable driven by increased sales volume in 2013.

Investing Activities

The decrease in net cash used in investing activities is due to the purchase of our 60% controlling interest in Carrier Enterprise III for cash consideration of $80.5 million in 2012, partially offset by higher capital expenditures in 2013.

Financing Activities

The increase in net cash used in financing activities was primarily attributable to net repayments under our revolving credit agreement and an increase in distributions to the noncontrolling interest in 2013, partially offset by a decrease in dividends paid in 2013 and the exercise of our option to acquire an additional 10% ownership interest in Carrier Enterprise I for $51.9 million in 2012.

Revolving Credit Agreement

We maintain an unsecured, syndicated revolving credit agreement that provides for borrowings of up to $500.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $65.0 million swingline subfacility, a $50.0 million letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit.

On July 1, 2013, we entered into an amendment to the revolving credit agreement, which extended the maturity date from April 27, 2017 to July 1, 2018, reduced pricing, improved covenant flexibility to accommodate the seasonal nature of our working capital requirements and modified certain definitions. Borrowings under the amended credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 125.0 basis-points at December 31, 2013), depending upon our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (25.0 basis-points at December 31, 2013), depending upon our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (17.5 basis-points at December 31, 2013).

At December 31, 2013 and 2012, $230.0 million and $316.2 million was outstanding under the revolving credit agreement, respectively. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2013.

Contractual Obligations

As of December 31, 2013, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases (1)	$65.0	$54.5	$43.3	$28.3	$14.0	$8.4	$213.5
Purchase obligations (2)	7.5	—	—	—	—	—	7.5

Total	$72.5	$54.5	$43.3	$28.3	$14.0	$8.4	$221.0

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements and these operating expenses are excluded from the table above.
(2)	Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our Consolidated Balance Sheets and are excluded from the above table.

Commercial obligations outstanding at December 31, 2013 under our revolving credit agreement consisted of borrowings totaling $230.0 million with revolving maturities of 30 days.

Off-Balance Sheet Arrangements

Refer to Note 12 to our consolidated financial statements, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds that we were contingently liable under at December 31, 2013.

Acquisitions

On July 1, 2014, we intend to exercise our option to acquire an additional 10% ownership interest in Carrier Enterprise I for approximately $93.0 million, following which we would have an 80% controlling interest in Carrier Enterprise I.

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

Common Stock Dividends

We paid cash dividends of $1.15, $7.48 and $2.23 per share of Common and Class B common stock in 2013, 2012 and 2011, respectively. On January 2, 2014, our Board of Directors declared a regular quarterly cash dividend of $0.40 per share of Common and Class B common stock that was paid on January 31, 2014 to shareholders of record as of January 15, 2014. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2013, 2012 or 2011. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2013, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business we are exposed to fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative financial instruments, including forward contracts and swaps. We do not use derivative financial instruments for trading purposes.

The principal foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Changes in exchange rates for these currencies may positively or negatively impact our results of operations. Revenues in these markets represent 9% and 3%, respectively, of our total revenues therefore, fluctuations in these exchange rates have not materially impacted our historical results of operations. However, as these markets grow and represent a higher percentage of our total revenues, our exposure to currency rate fluctuations could change in the future, and materially impact our results of operations.

We use foreign currency forward contracts to manage certain foreign currency transactional exposure from purchases by our Canadian operations in currencies other than their local currency. These instruments are not designated as hedging instruments. The total notional value of our foreign currency forward contracts as of December 31, 2013 was $26.0 million, and such contracts have varying terms expiring through March 2014. See Note 12 to our consolidated financial statements, under the caption “Derivative Financial Instruments,” included in this Annual Report on Form 10-K for further information.

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

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2013, and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $2.3 million.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (1992), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

February 27, 2014

Miami, Florida

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

February 27, 2014

Miami, Florida

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2013	2012	2011
Revenues	$3,743,330	$3,431,712	$2,977,759
Cost of sales	2,844,077	2,617,317	2,249,465

Gross profit	899,253	814,395	728,294
Selling, general and administrative expenses	628,044	589,487	529,244

Operating income	271,209	224,908	199,050
Interest expense, net	5,830	4,665	4,458

Income before income taxes	265,379	220,243	194,592
Income taxes	77,660	62,642	56,850

Net income	187,719	157,601	137,742
Less: net income attributable to noncontrolling interest	59,996	54,267	47,292

Net income attributable to Watsco, Inc.	$127,723	$103,334	$90,450

Earnings per share for Common and Class B common stock:
Basic	$3.69	$2.70	$2.75

Diluted	$3.68	$2.70	$2.74

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2013	2012	2011
Net income	$187,719	$157,601	$137,742
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(16,365)	(3,191)	—
Unrealized gain on available-for-sale securities arising during the period	24	35	3
Unrealized gain on derivative instrument arising during the period	—	—	238

Other comprehensive (loss) income	(16,341)	(3,156)	241
Comprehensive income	171,378	154,445	137,983
Less: comprehensive income attributable to noncontrolling interest	53,027	52,861	47,292

Comprehensive income attributable to Watsco, Inc.	$118,351	$101,584	$90,691

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$19,478	$73,770
Accounts receivable, net	399,565	377,655
Inventories	583,154	546,083
Other current assets	18,905	17,943

Total current assets	1,021,102	1,015,451

Property and equipment, net	45,418	42,842
Goodwill	392,610	397,262
Intangible assets, net	203,843	219,501
Other assets	6,558	6,999

	$1,669,531	$1,682,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$107	$4
Accounts payable	141,104	184,957
Accrued expenses and other current liabilities	102,295	97,397

Total current liabilities	243,506	282,358

Long-term obligations:
Borrowings under revolving credit agreement	230,044	316,182
Other long-term obligations, net of current portion	513	14

Total long-term obligations	230,557	316,196

Deferred income taxes and other liabilities	68,076	61,461

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,364,297 and 36,262,023 shares outstanding at December 31, 2013 and 2012, respectively	18,182	18,131
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,733,737 and 4,630,200 shares outstanding at December 31, 2013 and 2012, respectively	2,367	2,315
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	606,384	592,820
Accumulated other comprehensive loss, net of tax	(11,474)	(2,102)
Retained earnings	339,362	251,475
Treasury stock, at cost, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2013 and 2012	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	840,396	748,214
Noncontrolling interest	286,996	273,826

Total shareholders’ equity	1,127,392	1,022,040

	$1,669,531	$1,682,055

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2010	32,449,425	$19,410	$472,883	$(593)	$387,186	$(114,425)	$164,435	$928,896
Net income					90,450		47,292	137,742
Other comprehensive income				241				241
Issuances of non-vested (restricted) shares of common stock	429,602	215	(215)					—
Forfeitures of non-vested (restricted) shares of common stock	(30,500)	(15)	15					—
Common stock contribution to 401(k) plan	27,240	14	1,704					1,718
Stock issuances from exercise of stock options and employee stock purchase plan	139,717	69	5,484					5,553
Retirement of common stock	(10,143)	(5)	(612)					(617)
Share-based compensation			6,340					6,340
Excess tax benefit from share-based compensation			859					859
Cash dividends declared and paid on Common and Class B common stock, $2.23 per share					(73,276)			(73,276)
Return of capital contribution to noncontrolling interest							(32,000)	(32,000)
Fair value of noncontrolling interest							34,919	34,919
Share of carrying value of our locations contributed to joint venture							7,708	7,708
Fair value increment over carrying value of locations contributed to joint venture			7,061					7,061
Distributions to noncontrolling interest							(23,434)	(23,434)

Balance at December 31, 2011	33,005,341	19,688	493,519	(352)	404,360	(114,425)	198,920	1,001,710

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2011	33,005,341	19,688	493,519	(352)	404,360	(114,425)	198,920	1,001,710
Net income					103,334		54,267	157,601
Other comprehensive loss				(1,750)			(1,406)	(3,156)
Issuances of non-vested (restricted) shares of common stock	111,301	56	(56)					—
Common stock contribution to 401(k) plan	26,991	13	1,759					1,772
Stock issuances from exercise of stock options and employee stock purchase plan	157,664	79	7,084					7,163
Retirement of common stock	(29,987)	(15)	(2,214)					(2,229)
Share-based compensation			7,716					7,716
Excess tax benefit from share-based compensation			1,079					1,079
Cash dividends declared and paid on Common and Class B common stock, $7.48 per share					(256,219)			(256,219)
Common stock issued for Carrier Enterprise III	1,250,000	625	92,625					93,250
Fair value of noncontrolling interest in Carrier Enterprise III							104,244	104,244
Decrease in noncontrolling interest in Carrier Enterprise I			(8,692)				(43,189)	(51,881)
Distributions to noncontrolling interest							(39,010)	(39,010)

Balance at December 31, 2012	34,521,310	20,446	592,820	(2,102)	251,475	(114,425)	273,826	1,022,040

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2012	34,521,310	20,446	592,820	(2,102)	251,475	(114,425)	273,826	1,022,040
Net income					127,723		59,996	187,719
Other comprehensive loss				(9,372)			(6,969)	(16,341)
Issuances of non-vested (restricted) shares of common stock	124,043	62	(62)					—
Forfeitures of non-vested (restricted) shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	22,551	11	1,678					1,689
Stock issuances from exercise of stock options and employee stock purchase plan	87,193	44	3,340					3,384
Retirement of common stock	(17,976)	(9)	(1,668)					(1,677)
Share-based compensation			8,760					8,760
Excess tax benefit from share-based compensation			1,511					1,511
Cash dividends declared and paid on Common and Class B common stock, $1.15 per share					(39,836)			(39,836)
Distributions to noncontrolling interest							(39,857)	(39,857)

Balance at December 31, 2013	34,727,121	$20,549	$606,384	$(11,474)	$339,362	$(114,425)	$286,996	$1,127,392

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2013	2012	2011
Cash flows from operating activities:
Net income	$187,719	$157,601	$137,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,706	15,911	11,725
Share-based compensation	9,967	7,939	6,663
Deferred income tax provision	8,589	6,724	8,310
Provision for doubtful accounts	961	1,826	2,374
Non-cash contribution for 401(k) plan	1,689	1,772	1,718
(Gain) loss on sale of property and equipment	(156)	103	171
Excess tax benefits from share-based compensation	(1,511)	(1,079)	(859)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(25,846)	(5,752)	11,987
Inventories	(40,575)	(26,652)	(22,489)
Accounts payable and other liabilities	(7,256)	11,873	(98,611)
Other, net	(1,018)	3,077	2,721

Net cash provided by operating activities	150,269	173,343	61,452

Cash flows from investing activities:
Capital expenditures	(14,580)	(12,317)	(13,925)
Proceeds from sale of property and equipment	323	504	737
Business acquisitions, net of cash acquired	—	(80,479)	(43,455)

Net cash used in investing activities	(14,257)	(92,292)	(56,643)

Cash flows from financing activities:
Net (repayments) proceeds under current revolving credit agreement	(83,559)	316,748	—
Distributions to noncontrolling interest	(69,494)	(16,003)	(26,469)
Dividends on Common and Class B common stock	(39,836)	(256,219)	(73,276)
Payment of fees related to revolving credit agreement	(458)	(2,116)	(38)
Purchase of additional ownership from noncontrolling interest	—	(51,881)	—
Net (repayments) proceeds under prior revolving credit agreements	—	(20,000)	10,000
Return of capital contribution to noncontrolling interest	—	—	(32,000)
Net proceeds from (repayments of) other long-term obligations	602	(1)	(69)
Excess tax benefits from share-based compensation	1,511	1,079	859
Net proceeds from issuances of common stock	2,185	5,312	5,359

Net cash used in financing activities	(189,049)	(23,081)	(115,634)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,255)	127	—

Net (decrease) increase in cash and cash equivalents	(54,292)	58,097	(110,825)
Cash and cash equivalents at beginning of year	73,770	15,673	126,498

Cash and cash equivalents at end of year	$19,478	$73,770	$15,673

Supplemental cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” which may be referred to as “we”, “us” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry. At December 31, 2013, we operated from 569 locations in 38 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

Basis of Consolidation

The consolidated financial statements include the accounts of Watsco and all of its wholly owned subsidiaries and include the accounts of three joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2013 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

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

The functional currency of our operations in Canada is the Canadian dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and income and expense items are translated at the average exchange rates in effect during the applicable period. The aggregate effect of foreign currency translation is recorded in accumulated other comprehensive loss in our consolidated balance sheets. Our net investment in our Canadian operations is recorded at the historical rate and the resulting foreign currency translation adjustments are included in accumulated other comprehensive loss in our consolidated balance sheets. Gains or losses resulting from transactions denominated in U.S. dollars are recognized in earnings within selling, general and administrative expenses in our consolidated statements of income.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2013 and 2012, the allowance for doubtful accounts totaled $5,737 and $10,473, respectively.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost or market using a weighted-average cost basis and the first-in, first-out methods. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories.

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2013 and 2012, we had $9,333 and $8,015, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

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

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2013, there were no such events or circumstances.

Fair Value Measurements

We carry various assets and liabilities at fair value in the consolidated balance sheets. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are classified based on the following fair value hierarchy:

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2013, 2012 and 2011, was $22,418, $23,730 and $25,052, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2013, 2012 and 2011, was $39,395, $37,676 and $30,234, respectively.

Share-Based Compensation

The fair value of stock option and non-vested (restricted) stock awards are expensed on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options (windfall tax benefits) are classified as financing cash flows. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized are credited to paid-in capital in the consolidated balance sheets.

Income Taxes

We record United States federal, state and foreign income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We and our eligible subsidiaries file a consolidated United States federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating loss carryforwards and valuation allowances required, if any, for tax assets that may not be realizable in the future.

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

Diluted earnings per share reflects the dilutive effect of potential common shares from stock options. The dilutive effect of outstanding stock options is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, would be used to purchase common stock at the average market price for the period. The assumed proceeds include the purchase price the optionee pays, the windfall tax benefit that we receive upon assumed exercise and the unrecognized compensation expense at the end of each period.

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

New Accounting Pronouncements

Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income

On January 1, 2013 we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) that requires disclosure for amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount reclassified is required to be reclassified to net income in its entirety in the reporting period. For amounts that are not required to be reclassified in their entirety to net income, a cross-reference to other disclosures that provide additional detail about those amounts is required. The adoption of this guidance did not have an impact on our consolidated financial statements.

Presentation of Unrecognized Tax Benefits

In July 2013, the FASB issued guidance that requires the presentation of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward rather than as a liability when the uncertain tax position would reduce the net operating loss under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for interim and annual reporting periods beginning after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2013	2012	2011
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$127,723	$103,334	$90,450
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	9,064	17,656	6,045

Earnings allocated to Watsco, Inc. shareholders	$118,659	$85,678	$84,405

Weighted-average common shares outstanding - Basic	32,195,598	31,680,187	30,678,206

Basic earnings per share for Common and Class B common stock	$3.69	$2.70	$2.75

Allocation of earnings for Basic:
Common stock	$108,690	$78,359	$76,574
Class B common stock	9,969	7,319	7,831

	$118,659	$85,678	$84,405

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$127,723	$103,334	$90,450
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	9,053	17,656	6,042

Earnings allocated to Watsco, Inc. shareholders	$118,670	$85,678	$84,408

Weighted-average common shares outstanding - Basic	32,195,598	31,680,187	30,678,206
Effect of dilutive stock options	62,470	64,212	75,085

Weighted-average common shares outstanding - Diluted	32,258,068	31,744,399	30,753,291

Diluted earnings per share for Common and Class B common stock	$3.68	$2.70	$2.74

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year, therefore, no allocation of earnings to Class B common stock is required. At December 31, 2013, 2012 and 2011, our outstanding Class B common stock was convertible into 2,704,832, 2,706,338 and 2,846,334 shares of our Common stock, respectively.

Diluted earnings per share excluded 1,066, 17,492 and 33,511 shares for the years ended December 31, 2013, 2012 and 2011, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. OTHER COMPREHENSIVE (LOSS) INCOME

Other comprehensive (loss) income consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency, changes in the unrealized gain on available-for-sale securities and the effective portion of a cash flow hedge that matured in October 2011. The tax effects allocated to each component of other comprehensive (loss) income are as follows:

Years Ended December 31,	2013	2012	2011
Foreign currency translation adjustment	$(16,365)	$(3,191)	$—

Unrealized gain on available-for-sale securities	39	63	6
Income tax expense	(15)	(28)	(3)

Unrealized gain on available-for-sale securities, net of tax	24	35	3

Unrealized gain on derivative instrument	—	—	384
Income tax expense	—	—	(146)

Unrealized gain on derivative instrument, net of tax	—	—	238

Other comprehensive (loss) income	$(16,341)	$(3,156)	$241

The changes in accumulated other comprehensive loss, net of tax, are as follows:

Years Ended December 31,	2013	2012	2011
Foreign currency translation adjustment:
Beginning balance	$(1,785)	$—	$—
Current period other comprehensive loss	(9,396)	(1,785)	—

Ending balance	(11,181)	(1,785)	—

Available-for-sale securities:
Beginning balance	(317)	(352)	(355)
Current period other comprehensive income	24	35	3

Ending balance	(293)	(317)	(352)

Derivative instrument:
Beginning balance	—	—	(238)
Current period other comprehensive income	—	—	238

Ending balance	—	—	—

Accumulated other comprehensive loss, net of tax	$(11,474)	$(2,102)	$(352)

4. SUPPLIER CONCENTRATION

We have four key suppliers of HVAC/R equipment products. Purchases from these four suppliers comprised 73%, 72% and 71% of all purchases made in 2013, 2012 and 2011, respectively. Our largest supplier, Carrier and its affiliates, accounted for 59%, 57% and 54% of all purchases made in 2013, 2012 and 2011, respectively. See Note 15. Any significant interruption by Carrier or the other key suppliers in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position.

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2013	2012
Land	$1,131	$1,131
Buildings and improvements	49,942	48,457
Machinery, vehicles and equipment	64,012	57,130
Furniture and fixtures	20,523	18,251

	135,608	124,969
Accumulated depreciation and amortization	(90,190)	(82,127)

	$45,418	$42,842

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2013, 2012 and 2011, was $11,677, $10,986 and $9,364, respectively.

6. DEBT

We maintain an unsecured, syndicated revolving credit agreement that provides for borrowings of up to $500,000. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $65,000 swingline subfacility, a $50,000 letter of credit subfacility and a $75,000 multicurrency borrowing sublimit.

On July 1, 2013, we entered into an amendment to the revolving credit agreement, which extended the maturity date from April 27, 2017 to July 1, 2018, reduced pricing, improved covenant flexibility to accommodate the seasonal nature of our working capital requirements and modified certain definitions. Borrowings under the amended credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 125.0 basis-points at December 31, 2013), depending upon our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (25.0 basis-points at December 31, 2013), depending upon our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (17.5 basis-points at December 31, 2013).

At December 31, 2013 and 2012, $230,044 and $316,182 was outstanding under the revolving credit agreement, respectively. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2013.

7. INCOME TAXES

The components of income tax expense from our wholly-owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2013	2012	2011
U.S. Federal	$62,616	$50,919	$50,197
State	9,234	6,245	6,338
Foreign	5,810	5,478	315

	$77,660	$62,642	$56,850

Current	$69,071	$55,918	$48,540
Deferred	8,589	6,724	8,310

	$77,660	$62,642	$56,850

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and investments and for our controlling interest of income attributable to our joint ventures with Carrier, which are taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2013	2012	2011
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.3	2.5	3.1
Tax effects on foreign income	(1.3)	(0.8)	(0.1)

Effective income tax rate attributable to Watsco, Inc.	37.0	36.7	38.0
Taxes attributable to noncontrolling interest	(7.7)	(8.3)	(8.8)

Effective income tax rate	29.3%	28.4%	29.2%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2013	2012
Current deferred tax assets:
Capitalized inventory costs and inventory reserves	$2,883	$2,386
Self-insurance reserves	1,093	1,039
Allowance for doubtful accounts	882	1,084
Other current deferred tax assets	1,539	1,215

Total current deferred tax assets (1)	6,397	5,724

Long-term deferred tax assets:
Share-based compensation	17,455	13,911
Other long-term deferred tax assets	909	797
Net operating loss carryforwards	283	609

	18,647	15,317
Valuation allowance	(75)	(391)

Total long-term deferred tax assets (2)	18,572	14,926

Current deferred tax liabilities:
Other current deferred tax liabilities	(1,304)	(36)

Total current deferred tax liabilities (1)	(1,304)	(36)

Long-term deferred tax liabilities:
Deductible goodwill	(76,519)	(66,636)
Depreciation	(2,873)	(3,100)
Other long-term deferred tax liabilities	(2,556)	(1,322)

Total long-term deferred tax liabilities (2)	(81,948)	(71,058)

Net deferred tax liabilities	$(58,283)	$(50,444)

(1)	Current deferred tax assets and liabilities have been included in the consolidated balance sheets in other current assets.
(2)	Long-term deferred tax assets and liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Amounts earned by foreign subsidiaries are generally subject to United States income taxation upon repatriation. United States income taxes have not been provided on undistributed earnings of our foreign subsidiaries. The cumulative undistributed earnings related to foreign operations were approximately $55,000 at December 31, 2013. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

Management has determined that $75 and $391 of valuation allowance was necessary at December 31, 2013 and 2012, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2013, there were state and other net operating loss carryforwards of $7,117, which expire in varying amounts from 2014 through 2026. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2013.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2010. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2009.

As of December 31, 2013 and 2012, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $3,135 and $2,474, respectively. Of these totals, $2,038 and $1,609, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2013 and 2012, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $630 and $583, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits are as follows:

Balance at December 31, 2010	$1,889
Additions based on tax positions related to the current year	542
Reductions due to lapse of applicable statute of limitations	(7)

Balance at December 31, 2011	2,424
Additions based on tax positions related to the current year	416
Reductions due to lapse of applicable statute of limitations	(366)

Balance at December 31, 2012	2,474
Additions based on tax positions related to the current year	673
Reductions due to lapse of applicable statute of limitations	(12)

Balance at December 31, 2013	$3,135

8. SHARE-BASED COMPENSATION AND BENEFIT PLANS

Share-Based Compensation Plan

The 2001 Incentive Compensation Plan (the “2001 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-vested (restricted) stock, non-qualified stock options, incentive stock options, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2001 Plan consist of non-qualified stock options and non-vested (restricted) stock. Under the 2001 Plan, we may grant awards for an aggregate of 4,000,000 shares of Common and Class B common stock. A total of 1,987,912 shares of Common stock, net of cancellations, and 1,752,642 shares of Class B common stock, net of cancellations, had been awarded under the 2001 Plan as of December 31, 2013. As of December 31, 2013, 259,446 shares of common stock were reserved for future grants under the 2001 Plan. Options under the 2001 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The following is a summary of stock option activity under the 2001 Plan as of and for the year ended December 31, 2013:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2012	324,150	$56.21
Granted	30,000	82.32
Exercised	(79,450)	34.65
Forfeited	(7,000)	65.31
Expired	—	—

Options outstanding at December 31, 2013	267,700	$65.30	2.65	$8,234

Options exercisable at December 31, 2013	50,784	$60.13	2.12	$1,824

The following is a summary of non-vested (restricted) stock activity as of and for the year ended December 31, 2013:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at December 31, 2012	2,373,249	$38.75
Granted	124,043	80.21
Forfeited	(10,000)	68.36

Non-vested (restricted) stock outstanding at December 31, 2013	2,487,292	$40.70

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2013, 2012 and 2011 was $80.21, $69.66 and $63.87, respectively. The fair value of non-vested stock that vested during 2011 was $672. No non-vested (restricted) stock vested during 2013 or 2012.

During 2011, 2,527 shares of Common stock with an aggregate fair market value of $180 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of non-vested (restricted) stock.

Share-Based Compensation Fair Value Assumptions

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing valuation model based on the weighted-average assumptions noted in the table below. The fair value of each stock option award, which is subject to graded vesting, is expensed, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the stock option. We use historical data to estimate stock option forfeitures. The expected term of stock option awards granted represents the period of time that stock option awards granted are expected to be outstanding and was calculated using the simplified method for plain vanilla options, which we believe provides a reasonable estimate of expected life based on our historical data. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon United States Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on historical volatility of our stock.

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2013	2012	2011
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	0.82%	0.57%	1.12%
Expected volatility	24.56%	31.40%	32.59%
Expected dividend yield	2.20%	3.49%	3.48%
Grant date fair value	$13.33	$12.90	$12.31

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2013, 2012 and 2011 was $2,753, $5,641 and $4,724, respectively. Cash received from Common stock issued as a result of stock options exercised during 2013, 2012 and 2011 was $1,554, $3,790 and $4,530, respectively. During 2013 and 2012, 4,749 shares of Common stock with an aggregate fair market value of $450 and 29,987 shares of Common stock with an aggregate fair market value of $2,229, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. During 2013 and 2011, 13,227 shares of common stock with an aggregate fair market value of $1,227 and 7,616 shares of Common stock with an aggregate fair market value of $437, respectively, were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery. In connection with stock option exercises, the tax benefits realized from share-based compensation plans totaled $1,557, $1,245 and $916, for the years ended December 31, 2013, 2012 and 2011, respectively.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2013	2012	2011
Stock options	$884	$846	$612
Non-vested (restricted) stock	9,083	7,093	6,051

Share-based compensation expense	$9,967	$7,939	$6,663

At December 31, 2013, there was $848 of unrecognized pre-tax compensation expense related to stock options granted under the 2001 Plan, which is expected to be recognized over a weighted-average period of approximately 1.6 years. The total fair value of stock options that vested during 2013, 2012 and 2011 was $822, $315 and $475, respectively.

At December 31, 2013, there was $72,870 of unrecognized pre-tax compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of approximately 9.7 years, of which, approximately $53,000 is related to awards granted to our Chief Executive Officer, which vest in approximately nine years upon his attainment of age 82. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2013, we were obligated to issue 177,025 shares of non-vested (restricted) stock in connection with incentive compensation agreements.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase shares of Common stock with a discount of 5% of the fair market value at specified times. During 2013, 2012 and 2011, employees purchased 5,844, 6,753 and 8,520 shares of Common stock at an average price of $79.46, $68.76 and $59.44 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 1,899, 15,411 and 5,097 additional shares during 2013, 2012 and 2011, respectively. We received net proceeds of $631, $1,522 and $829, respectively, during 2013, 2012 and 2011, for shares of our Common stock issued under the ESPP. At December 31, 2013, 525,152 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2013, 2012 and 2011, we issued 22,551, 26,991 and 27,240 shares of Common stock to the plan representing the Common stock discretionary matching contribution of $1,689, $1,772 and $1,718, respectively.

9. ACQUISITIONS

Carrier Enterprise I

Carrier Enterprise, LLC (“Carrier Enterprise I”) is a joint venture formed on July 1, 2009 with Carrier that operates a network of locations primarily throughout the Sun Belt. From its inception until July 2, 2012, we owned 60% of the joint venture and Carrier owned 40%. We had an option to purchase an additional 10% ownership interest in Carrier Enterprise I, which became exercisable on July 1, 2012. On July 2, 2012, we exercised this option and acquired an additional 10% ownership interest in Carrier Enterprise I for cash consideration of $51,881. We have a second option to purchase an additional 10% interest in Carrier Enterprise I, which becomes exercisable beginning on July 1, 2014.

Carrier Enterprise II

On April 29, 2011, we formed a second joint venture with Carrier to distribute Carrier, Bryant and Payne branded residential, light-commercial and applied-commercial HVAC products and related parts and supplies in the northeast U.S. Carrier contributed 28 of its company-operated northeastern locations to the newly formed joint venture and we contributed 14 of our northeast locations. We purchased a 60% controlling interest in the joint venture for a fair value of $49,229. Total consideration paid by us for our 60% controlling interest in the joint venture was composed of cash consideration of $34,460 and our contribution of 14 northeastern locations valued at $14,769.

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

On July 29, 2011, we acquired a 60% controlling interest in Carrier’s HVAC/R distribution operations in Mexico for cash consideration of $9,000. Carrier’s company-operated Mexico distribution network had revenues of approximately $75,000 in 2010 and operated from seven locations. Products sold include Carrier’s complete product line of HVAC equipment and commercial refrigeration products and supplies servicing both the residential and applied commercial markets. Collectively, the Northeast locations and the Mexico operations are referred to as “Carrier Enterprise II.” Neither we nor Carrier has any options to purchase additional ownership interests in Carrier Enterprise II.

Carrier Enterprise III

On April 27, 2012, we completed the formation of a joint venture with UTC Canada Corporation (“UTC Canada”), an affiliate of Carrier, to distribute Carrier-manufactured HVAC products in Canada. The newly formed joint venture, Carrier Enterprise Canada, L.P. (“Carrier Enterprise III”), operates 35 locations throughout Canada. We have a 60% controlling interest in Carrier Enterprise III and Carrier has a 40% noncontrolling interest. Total consideration paid by us for our 60% controlling interest in Carrier Enterprise III comprised cash consideration of $80,489 and the issuance to UTC Canada of 1,250,000 shares of Common stock, having a fair value of $93,250. Neither we nor UTC Canada has any options to purchase additional ownership interests in Carrier Enterprise III.

The purchase price for Carrier Enterprise III resulted in the recognition of $216,463 in goodwill and intangibles. The fair value of the identified intangible assets was $151,172 and consisted of $95,515 in trade names and distribution rights and $55,657 in customer relationships to be amortized over a 15 year period. For Canadian income tax purposes, 75% of the tax basis of the acquired goodwill is amortized at a rate of 7% annually on a declining balance basis.

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

The unaudited pro forma financial information, combining our results of operations with the operations of Carrier Enterprise II and Carrier Enterprise III as if the joint ventures had been formed on January 1, 2011, is as follows:

Years ended December 31,	2012	2011
Revenues	$3,526,621	$3,404,381
Net income	156,728	159,147
Less: net income attributable to noncontrolling interest	54,153	60,380

Net income attributable to Watsco, Inc.	$102,575	$98,767

Diluted earnings per share for Common and Class B common stock	$2.64	$2.89

The foregoing unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the periods presented until the respective acquisition dates of the above-described Canadian, Northeast United States and Mexican operations includes adjustments to record income taxes related to our portion of Carrier Enterprise II and Carrier Enterprise III’s income, amortization related to identified intangible assets with finite lives and interest expense on borrowings incurred to acquire our 60% controlling interests. This unaudited pro forma financial information does not include adjustments to add or remove certain corporate expenses of Carrier Enterprise II and Carrier Enterprise III, which may or may not be incurred in future periods, or adjustments for depreciation or synergies that may be realized subsequent to the acquisition dates. This unaudited pro forma financial information does not necessarily reflect our future results of operations or what the results of operations would have been had we acquired our 60% controlling interest in and operated Carrier Enterprise II and Carrier Enterprise III as of the beginning of the periods presented.

The results of operations of these acquired locations have been included in the consolidated financial statements from their respective dates of acquisition.

Transaction costs

Approximately $1,200 of transaction costs is included in selling, general and administrative expenses in our consolidated statements of income for both the years ended December 31, 2012 and 2011, primarily associated with the closing and transition of Carrier Enterprise III and Carrier Enterprise II, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2011	$319,440
Acquired goodwill	77,829
Foreign currency translation adjustment	(7)

Balance at December 31, 2012	397,262
Foreign currency translation adjustment	(4,652)

Balance at December 31, 2013	$392,610

Other intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2013	2012
Indefinite lived intangible assets - Trade names, trademarks and distribution rights		$138,599	$144,683
Finite lived intangible assets:
Customer relationships	10-15 years	80,865	84,410
Trade name	10 years	1,150	1,150
Non-compete agreements	7 years	369	369
Accumulated amortization		(17,140)	(11,111)

Finite lived intangible assets, net		65,244	74,818

		$203,843	$219,501

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2013, 2012 and 2011, was $6,029, $4,925 and $2,361, respectively. Amortization of finite lived intangible assets for 2014 through 2018 is expected to be approximately $5,900 per year.

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2013 and 2012.

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2013, 2012 or 2011. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2013, there were 1,129,087 shares remaining authorized for repurchase under the program.

12. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2013 and 2012, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Derivative Financial Instruments

We routinely use certain derivatives instruments to hedge foreign currency exposure. Although these derivatives were not designated as hedges and/or did not qualify for hedge accounting, they were effective economic hedges for the periods presented. The changes in fair value of economic hedges are recognized in earnings. During 2013 and 2012, we entered into foreign currency forward contracts to offset the earnings impact that foreign currency exchange rate fluctuations would otherwise have had on certain monetary liabilities that are denominated in nonfunctional currencies. The changes in fair value of these foreign currency forward contracts were a gain (loss) of $315 and $(197) for 2013 and 2012, respectively, and are included in selling, general and administrative expenses in our consolidated statements of income. The total notional value of our foreign currency exchange contracts as of December 31, 2013 was $26,000, and such contracts have varying terms expiring through March 2014. See Note 13.

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

Off-Balance Sheet Financial Instruments

At December 31, 2013 and 2012, we were contingently liable under standby letters of credit aggregating $2,681 and $3,098, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2013 and 2012, we were contingently liable under various performance bonds aggregating approximately $800 and $300, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligation will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

13. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

			Fair Value Measurements at December 31, 2013 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$265	$265	—	—
Derivative financial instruments	Other current assets	$118	—	$118	—

			Fair Value Measurements at December 31, 2012 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$226	$226	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$197	—	$197	—

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

Derivative financial instruments – the derivatives are foreign currency forward contracts. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify the derivatives within Level 2 of the valuation hierarchy.

There were no transfers in or out of Level 1 and Level 2 during 2013 or 2012.

14. COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

We are involved in litigation incidental to the operation of our business. We vigorously defend all matters in which we or our subsidiaries are named defendants and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect us. Although the adequacy of existing insurance coverage and the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, we do not believe the ultimate liability associated with any known claims or litigation will have a material adverse effect on our financial condition or results of operations.

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $5,582 and $4,844 at December 31, 2013 and 2012, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2013, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $4,400. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 12, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2013, there were no other entities that met the definition of a VIE.

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

At December 31, 2013, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2014	$64,967
2015	54,508
2016	43,322
2017	28,356
2018	14,006
Thereafter	8,388

Total minimum payments	$213,547

Rental expense for the years ended December 31, 2013, 2012 and 2011, was $79,585, $76,547 and $70,933, respectively.

Purchase Obligations

At December 31, 2013, we were obligated under various non-cancelable purchase orders for goods aggregating approximately $7,500, of which Carrier and its affiliates accounted for approximately $5,600.

15. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 59%, 57% and 54% of all inventory purchases made during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, approximately $53,000 and $62,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2013, 2012 and 2011 include $30,819, $32,961 and $23,710, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise II entered into Transactional Services Agreements (“TSAs”) with Carrier, pursuant to which Carrier performed certain business processes on its behalf, including processes involving the use of certain information technologies. The services provided by Carrier pursuant to the TSAs terminated on April 30, 2012. The fees related to these TSAs were $1,798 and $1,139, respectively, for 2012 and 2011, and are included in selling, general and administrative expenses in our consolidated statements of income. At December 31, 2012, $25 related to these TSAs was payable to Carrier and was included in accrued expenses and other current liabilities in our consolidated balance sheet. Amounts outstanding were repaid in 2013 and no further services are required under the TSAs for Carrier Enterprise II.

Carrier Enterprise III entered into TSAs with UTC Canada, pursuant to which UTC Canada performed certain business processes on behalf of Carrier Enterprise III, including processes involving the use of certain information technologies, and UTC Canada entered into TSAs with Carrier Enterprise III, pursuant to which Carrier Enterprise III performed certain business processes on behalf of UTC Canada. The services provided pursuant to the TSAs terminated on December 31, 2012. The fees payable by Carrier Enterprise III to UTC Canada under one TSA were substantially offset by the fees payable to Carrier Enterprise III by UTC Canada under the other TSA.

At December 31, 2012, $29,637 was payable to Carrier and UTC Canada for unpaid distributions declared to the noncontrolling interest. This amount was paid to Carrier and UTC Canada in February 2013. No amounts were outstanding at December 31, 2013.

16. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the United States and Puerto Rico. Products are sold on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2013	2012	2011
Revenues:
United States	$3,325,114	$3,087,256	$2,938,907
Canada	318,165	240,254	—
Mexico	100,051	104,202	38,852

Total Revenues	$3,743,330	$3,431,712	$2,977,759

December 31,	2013	2012
Long-Lived Assets:
United States	$429,202	$429,153
Canada	207,340	225,076
Mexico	5,329	5,376

Total Long-Lived Assets	$641,871	$659,605

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist of property and equipment, goodwill and intangible assets.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2013	2012	2011
Interest paid	$5,334	$2,802	$1,854
Income taxes net of refunds	$73,168	$46,819	$45,137
Common stock issued for Carrier Enterprise III	—	$93,250	—
Net assets of locations contributed to Carrier Enterprise II	—	—	$14,769

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2013
Revenues (1)	$713,633	$1,120,452	$1,081,893	$827,352	$3,743,330
Gross profit	175,446	266,680	258,597	198,530	899,253
Net income attributable to Watsco, Inc.	$13,385	$51,318	$45,699	$17,321	$127,723

Earnings per share for Common and Class B common stock (2):
Basic	$0.39	$1.48	$1.32	$0.50	$3.69

Diluted	$0.39	$1.48	$1.32	$0.50	$3.68

Year Ended December 31, 2012
Revenues (1)	$633,512	$1,011,801	$1,020,859	$765,540	$3,431,712
Gross profit	150,622	238,475	242,505	182,793	814,395
Net income attributable to Watsco, Inc.	$8,466	$39,103	$41,005	$14,760	$103,334

Earnings per share for Common and Class B common stock (2)(3):
Basic	$0.23	$1.15	$1.19	$0.04	$2.70

Diluted	$0.23	$1.15	$1.19	$0.04	$2.70

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.
(3)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.37 per share and $0.33 per share reduction in diluted earnings per share for the quarter and year ended December 31, 2012, respectively.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

(UNAUDITED)

Our Common stock is traded on the New York Stock Exchange (“NYSE”) and the Professional Segment of NYSE Euronext in Paris under the ticker symbol WSO. Effective February 1, 2013, the listing of our Class B common stock transferred from the NYSE MKT to the NYSE, on which it trades under the ticker symbol WSOB. The following table presents the high and low prices of our Common stock and Class B common stock, as reported by the NYSE, and, with respect to our Class B common stock for the year ended December 31, 2012, the NYSE MKT. Also presented below are dividends paid per share for each quarter during the years ended December 31, 2013 and 2012. At February 21, 2014, there were 243 Common stock registered shareholders and 96 Class B common stock registered shareholders.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2013:
First quarter	$84.25	$74.13	$84.38	$74.50	$0.25	$0.25
Second quarter	89.16	77.72	89.48	78.19	0.25	0.25
Third quarter	95.39	85.58	96.00	85.59	0.25	0.25
Fourth quarter	97.47	91.73	97.15	92.72	0.40	0.40

Year Ended December 31, 2012:
First quarter	$74.97	$66.22	$74.00	$67.00	$0.62	$0.62
Second quarter	74.60	66.39	74.00	67.50	0.62	0.62
Third quarter	79.22	66.40	79.00	66.05	0.62	0.62
Fourth quarter	80.12	67.52	80.00	67.41	5.62	5.62