Form 10-K, Exhibit 13
period 2014-12-31
WATSCO INC
filed 2015-02-24
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for the year ended December 31, 2014.

(In thousands, except per share data)	2014	2013	2012 (1)	2011	2010
FOR THE YEAR
Revenues	$3,944,540	$3,743,330	$3,431,712	$2,977,759	$2,844,595
Gross profit	956,402	899,253	814,395	728,294	673,241
Operating income	305,747	271,209	224,908	199,050	165,572
Net income	208,702	187,719	157,601	137,742	111,722
Less: net income attributable to noncontrolling interest	57,315	59,996	54,267	47,292	30,962

Net income attributable to Watsco, Inc.	$151,387	$127,723	$103,334	$90,450	$80,760

Diluted earnings per share for Common and Class B common stock	$4.32	$3.68	$2.70	$2.74	$2.49
Cash dividends per share:
Common stock	$2.00	$1.15	$7.48	$2.23	$2.04
Class B common stock	$2.00	$1.15	$7.48	$2.23	$2.04
Weighted-average Common and Class B common shares outstanding—Diluted	32,359	32,258	31,744	30,753	30,579
AT YEAR END
Total assets	$1,791,067	$1,669,531	$1,682,055	$1,268,148	$1,237,227
Total long-term obligations	$303,885	$230,557	$316,196	$—	$10,016
Total shareholders’ equity	$1,132,039	$1,127,392	$1,022,040	$1,001,710	$928,896
Number of employees	5,000	4,800	4,600	4,300	4,000

(1)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.33 per share reduction in diluted earnings per share.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among others, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. For additional information regarding other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements see the discussion included in Item 1A “Risk Factors” of this Annual Report on Form 10-K, as well as the other documents and reports that we file with the SEC. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2014.

Company Overview

Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we”, “us” or “our”) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2014, we operated from 572 locations in 38 U.S. States, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

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

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns, primarily during the summer and winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly consistent during the year, subject to weather and economic conditions, including their effect on the number of housing completions.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest in Carrier Enterprise I to 80%. Neither we nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier, which are described below.

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

Our significant accounting policies are discussed in Note 1 to our audited consolidated financial statements included with this Annual Report on Form 10-K. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.

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

The allowance for doubtful accounts was $5.5 million and $5.7 million at December 31, 2014 and 2013, respectively, a decrease of $0.2 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2014 decreased to 1.6% compared to 1.8% at December 31, 2013. These decreases were primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2014.

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

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2015, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have an impact on this conclusion. The carrying amount of goodwill and intangibles was $573.8 million and $596.5 million at December 31, 2014 and 2013, respectively. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-

insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4.6 million and $5.6 million at December 31, 2014 and 2013, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. No valuation allowance was recorded at December 31, 2014. A valuation allowance of $0.1 million was recorded at December 31, 2013 due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

Recent Accounting Pronouncements

Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form 10-K for a discussion of new accounting pronouncements.

Results of Operations

The following table summarizes information derived from the audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2014, 2013 and 2012. Due to rounding, percentages may not add up to operating income.

	2014	2013	2012
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.8	76.0	76.3

Gross profit	24.2	24.0	23.7
Selling, general and administrative expenses	16.5	16.8	17.2

Operating income	7.8	7.2	6.5
Interest expense, net	0.1	0.1	0.1

Income before income taxes	7.6	7.1	6.4
Income taxes	2.3	2.1	1.8

Net income	5.3	5.0	4.6
Less: net income attributable to noncontrolling interest	1.5	1.6	1.6

Net income attributable to Watsco, Inc.	3.8%	3.4%	3.0%

We did not acquire any businesses during 2014 or 2013. The following narratives include the results of operations for businesses acquired during 2012. The results of operations for these acquisitions have been included in our consolidated statements of income beginning on their respective dates of acquisition. See Note 9 to our audited consolidated financial statements included in this Annual Report on Form 10-K for the pro forma financial information combining our results of operations with the operations of Carrier Enterprise III.

The following narratives also reflect our purchase of an additional 20% ownership interest in Carrier Enterprise I, 10% which became effective on July 1, 2014 and 10% which became effective on July 2, 2012.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographical proximity to existing locations. At December 31, 2014 and 2013, 31 and 16 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2014 and 2013:

Number of Locations
December 31, 2012	573
Opened	6
Closed	(10)

December 31, 2013	569
Opened	17
Closed	(14)

December 31, 2014	572

2014 Compared to 2013

Revenues

Revenues for 2014 increased $201.2 million, or 5%, to $3,944.5 million, including $1.9 million from locations opened during the preceding 12 months, partially offset by $5.7 million from closed locations. On a same-store basis, revenues increased $205.0 million, or 5%, as compared to 2013, reflecting a 7% increase in sales of HVAC equipment (64% of sales), which included an 8% increase in residential HVAC equipment and a 3% increase in commercial HVAC equipment, a 2% increase in sales of other HVAC products (31% of sales) and a 7% increase in sales of commercial refrigeration products (5% of sales). The increase in same-store revenues is primarily due to higher demand for the replacement of residential HVAC equipment and higher demand related to the new construction market. Sales of residential HVAC equipment also benefited from an improved sales mix of higher-efficiency air conditioning and heating systems, which sell at higher unit prices.

Gross Profit

Gross profit for 2014 increased $57.1 million, or 6%, to $956.4 million, primarily as a result of increased revenues. Gross profit margin improved 20 basis-points to 24.2% in 2014 from 24.0% in 2013, primarily due to higher realized gross margins for residential HVAC equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2014 increased $22.6 million, or 4%, to $650.7 million, primarily as a result of increased revenues and additional headcount. Selling, general and administrative expenses as a percentage of revenues decreased to 16.5% for 2014 from 16.8% for 2013. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to improved leveraging of fixed operating costs as compared to 2013.

Operating Income

Operating income for 2014 increased $34.5 million, or 13%, to $305.7 million. Operating margin improved 60 basis-points to 7.8% in 2014 from 7.2% in 2013.

Interest Expense, Net

Net interest expense for 2014 decreased $0.6 million, or 11%, to $5.2 million, primarily as a result of a lower effective interest rate, partially offset by increased average outstanding borrowings in 2014 as compared to 2013.

Income Taxes

Income taxes increased to $91.8 million for 2014, as compared to $77.7 million for 2013 and are a composite of the income taxes attributable to our wholly owned operations and investments and income taxes attributable to the Carrier joint ventures, which are taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 37.0% in 2014 and 2013.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2014 increased $23.7 million, or 19%, to $151.4 million. The increase was primarily driven by higher revenues, expanded profit margins and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by a reduction in the net income attributable to the noncontrolling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2014.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2013 increased $38.6 million, or 7%, to $628.0 million, primarily as a result of increased revenues. Selling, general and administrative expenses as a percentage of revenues decreased to 16.8% for 2013 from 17.2% for 2012. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to leveraging of fixed operating costs as compared to 2012. Selling, general and administrative expenses in 2012 included $1.2 million of acquisition-related costs. On a same-store basis, selling, general and administrative expenses increased 3% as compared to 2012.

Operating Income

Operating income for 2013 increased $46.3 million, or 21%, to $271.2 million. Operating margin improved 70 basis-points to 7.2% in 2013 from 6.5% in 2012. On a same-store basis, operating income increased 19% compared to 2012.

Interest Expense, Net

Net interest expense for 2013 increased $1.2 million, or 25%, to $5.8 million, primarily as a result of increased average outstanding borrowings, partially offset by a lower effective interest rate in 2013 as compared to 2012.

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

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash necessary to fund our business (primarily working capital requirements);

•	the adequacy of our available bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

Sources and Uses of Cash

We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments, if and as declared by our Board of Directors, capital expenditures, business acquisitions and development of our long-term operating strategies.

As of December 31, 2014, we had $24.4 million of cash and cash equivalents, of which, $21.6 million was held by foreign subsidiaries. We believe that our operating cash flows, cash on hand and funds available for borrowing under our line of credit will be sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our line of credit depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our line of credit and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our line of credit. Disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our line of credit.

Working Capital

Working capital increased to $870.3 million at December 31, 2014 from $777.6 million at December 31, 2013, reflecting an increase of inventory, including some additional inventory received in anticipation of the transition to new regional efficiency standards in 2015, and higher levels of accounts receivable commensurate with our increase in overall business volume.

Cash Flows

The following table summarizes our cash flow activity for 2014 and 2013 (in millions):

	2014	2013	Change
Cash flows provided by operating activities	$145.0	$150.3	$(5.3)
Cash flows used in investing activities	$(19.1)	$(14.3)	$(4.8)
Cash flows used in financing activities	$(120.2)	$(189.0)	$68.8

The individual items contributing to cash flow changes for the years presented are detailed in the consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

The decrease in net cash provided by operating activities was primarily due to higher levels of inventory in 2014 as compared to 2013 and higher accounts receivable driven by increased sales, partially offset by higher net income in 2014 as compared to 2013 and the timing of payments for accounts payable and other liabilities.

Investing Activities

The increase in net cash used in investing activities in 2014 as compared to 2013 is primarily due to higher capital expenditures of $6.9 million in 2014.

Financing Activities

The decrease in net cash used in financing activities was primarily attributable to higher net borrowings under our revolving credit agreement used to exercise our second option to acquire an additional 10% ownership interest in Carrier Enterprise I for $87.7 million and a decrease in distributions to the noncontrolling interest in 2014 as compared to 2013, partially offset by an increase in dividends paid in 2014.

Revolving Credit Agreement

As amended on June 25, 2014, our unsecured, syndicated revolving credit agreement provides for borrowings of up to $600.0 million, which we use to fund seasonal working capital needs and other general corporate purposes, including acquisitions, dividends, stock repurchases and issuances of letters of credit. Included in the facility are a $90.0 million swingline subfacility, a $50.0 million letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit. The revolving credit agreement matures on July 1, 2019.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 125.0 basis-points at December 31, 2014), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (25.0 basis-points at December 31, 2014), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (17.5 basis-points at December 31, 2014).

At December 31, 2014 and 2013, $303.2 million and $230.0 million, respectively, was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all such covenants at December 31, 2014.

Contractual Obligations

As of December 31, 2014, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases (1)	$67.3	$56.3	$41.2	$26.2	$12.8	$13.5	$217.3
Purchase obligations (2)	31.8	—	—	—	—	—	31.8

Total	$99.1	$56.3	$41.2	$26.2	$12.8	$13.5	$249.1

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements and these operating expenses are excluded from the table above.
(2)	Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our Consolidated Balance Sheets and are excluded from the above table.

Commercial obligations outstanding at December 31, 2014 under our revolving credit agreement consisted of borrowings totaling $303.2 million with revolving maturities of 14 to 31 days.

Off-Balance Sheet Arrangements

Refer to Note 12 to our audited consolidated financial statements, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds that we were contingently liable under at December 31, 2014.

Purchase of Ownership Interest in Joint Venture

On July 1, 2014, we exercised our second option to acquire an additional 10% ownership interest in Carrier Enterprise I for cash consideration of $87.7 million, following which we have an 80% controlling interest in Carrier Enterprise I. Neither we nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier.

Acquisitions

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

Common Stock Dividends

We paid cash dividends of $2.00, $1.15 and $7.48 per share of Common stock and Class B common stock in 2014, 2013 and 2012, respectively. On January 6, 2015, our Board of Directors approved an increase to the quarterly cash dividend rate to $0.70 per share from $0.60 per share of Common and Class B common stock beginning with the dividend that was paid on January 30, 2015 to shareholders of record as of January 21, 2015. Future dividends and/or dividend rate increases will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2014, 2013 or 2012. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2014, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 8% and 3%, respectively, of our total revenues for 2014.

Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign currency forward contracts as of December 31, 2014 was $37.8 million, and such contracts have varying terms expiring through October 2015.

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. Currently, we do not hold any derivative contracts that hedge our foreign currency translational exposure.

Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.

See Note 13 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information on our derivatives.

Interest Rate Exposure

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

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2014, and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $3.0 million. See Note 6 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information about our debt.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Miami, Florida

February 24, 2015

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Miami, Florida

February 24, 2015

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2014	2013	2012
Revenues	$3,944,540	$3,743,330	$3,431,712
Cost of sales	2,988,138	2,844,077	2,617,317

Gross profit	956,402	899,253	814,395
Selling, general and administrative expenses	650,655	628,044	589,487

Operating income	305,747	271,209	224,908
Interest expense, net	5,206	5,830	4,665

Income before income taxes	300,541	265,379	220,243
Income taxes	91,839	77,660	62,642

Net income	208,702	187,719	157,601
Less: net income attributable to noncontrolling interest	57,315	59,996	54,267

Net income attributable to Watsco, Inc.	$151,387	$127,723	$103,334

Earnings per share for Common and Class B common stock:
Basic	$4.33	$3.69	$2.70

Diluted	$4.32	$3.68	$2.70

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2014	2013	2012
Net income	$208,702	$187,719	$157,601
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(21,117)	(16,365)	(3,191)
Unrealized gain on cash flow hedging instruments arising during the period	280	—	—
Unrealized gain on available-for-sale securities arising during the period	1	24	35

Other comprehensive loss	(20,836)	(16,341)	(3,156)

Comprehensive income	187,866	171,378	154,445
Less: comprehensive income attributable to noncontrolling interest	48,752	53,027	52,861

Comprehensive income attributable to Watsco, Inc.	$139,114	$118,351	$101,584

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$24,447	$19,478
Accounts receivable, net	434,234	399,565
Inventories	677,990	583,154
Other current assets	20,664	18,905

Total current assets	1,157,335	1,021,102

Property and equipment, net	53,480	45,418
Goodwill	387,311	392,610
Intangible assets, net	186,476	203,843
Other assets	6,465	6,558

	$1,791,067	$1,669,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$169	$107
Accounts payable	173,360	141,104
Accrued expenses and other current liabilities	113,493	102,295

Total current liabilities	287,022	243,506

Long-term obligations:
Borrowings under revolving credit agreement	303,199	230,044
Other long-term obligations, net of current portion	686	513

Total long-term obligations	303,885	230,557

Deferred income taxes and other liabilities	68,121	68,076

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,444,289 and 36,364,297 shares outstanding at December 31, 2014 and 2013, respectively	18,222	18,182
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 4,933,245 and 4,733,737 shares outstanding at December 31, 2014 and 2013, respectively	2,467	2,367
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	580,564	606,384
Accumulated other comprehensive loss, net of tax	(23,747)	(11,474)
Retained earnings	420,879	339,362
Treasury stock, at cost, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2014 and 2013	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	883,960	840,396
Noncontrolling interest	248,079	286,996

Total shareholders’ equity	1,132,039	1,127,392

	$1,791,067	$1,669,531

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2011	33,005,341	$19,688	$493,519	$(352)	$404,360	$(114,425)	$198,920	$1,001,710
Net income					103,334		54,267	157,601
Other comprehensive loss				(1,750)			(1,406)	(3,156)
Issuances of non-vested (restricted) shares of common stock	111,301	56	(56)					—
Common stock contribution to 401(k) plan	26,991	13	1,759					1,772
Stock issuances from exercise of stock options and employee stock purchase plan	157,664	79	7,084					7,163
Retirement of common stock	(29,987)	(15)	(2,214)					(2,229)
Share-based compensation			7,716					7,716
Excess tax benefit from share-based compensation			1,079					1,079
Cash dividends declared and paid on Common and Class B common stock, $7.48 per share					(256,219)			(256,219)
Common stock issued for Carrier Enterprise III	1,250,000	625	92,625					93,250
Fair value of noncontrolling interest in Carrier Enterprise III							104,244	104,244
Decrease in noncontrolling interest in Carrier Enterprise I			(8,692)				(43,189)	(51,881)
Distributions to noncontrolling interest							(39,010)	(39,010)

Balance at December 31, 2012	34,521,310	20,446	592,820	(2,102)	251,475	(114,425)	273,826	1,022,040

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2012	34,521,310	20,446	592,820	(2,102)	251,475	(114,425)	273,826	1,022,040
Net income					127,723		59,996	187,719
Other comprehensive loss				(9,372)			(6,969)	(16,341)
Issuances of non-vested (restricted) shares of common stock	124,043	62	(62)					—
Forfeitures of non-vested (restricted) shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	22,551	11	1,678					1,689
Stock issuances from exercise of stock options and employee stock purchase plan	87,193	44	3,340					3,384
Retirement of common stock	(17,976)	(9)	(1,668)					(1,677)
Share-based compensation			8,760					8,760
Excess tax benefit from share-based compensation			1,511					1,511
Cash dividends declared and paid on Common and Class B common stock, $1.15 per share					(39,836)			(39,836)
Distributions to noncontrolling interest							(39,857)	(39,857)

Balance at December 31, 2013	34,727,121	20,549	606,384	(11,474)	339,362	(114,425)	286,996	1,127,392

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total
Balance at December 31, 2013	34,727,121	20,549	606,384	(11,474)	339,362	(114,425)	286,996	1,127,392
Net income					151,387		57,315	208,702
Other comprehensive loss				(12,273)			(8,563)	(20,836)
Issuances of non-vested (restricted) shares of common stock	218,725	109	(109)					—
Forfeitures of non-vested (restricted) shares of common stock	(5,000)	(2)	2					—
Common stock contribution to 401(k) plan	18,309	9	1,750					1,759
Stock issuances from exercise of stock options and employee stock purchase plan	73,948	37	4,629					4,666
Retirement of common stock	(26,482)	(13)	(2,602)					(2,615)
Share-based compensation			12,006					12,006
Excess tax benefit from share-based compensation			1,828					1,828
Cash dividends declared and paid on Common and Class B common stock, $2.00 per share					(69,870)			(69,870)
Decrease in noncontrolling interest in Carrier Enterprise I			(43,324)				(44,411)	(87,735)
Distributions to noncontrolling interest							(43,258)	(43,258)

Balance at December 31, 2014	35,006,621	$20,689	$580,564	$(23,747)	$420,879	$(114,425)	$248,079	$1,132,039

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2014	2013	2012
Cash flows from operating activities:
Net income	$208,702	$187,719	$157,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,927	17,706	15,911
Share-based compensation	11,473	9,967	7,939
Deferred income tax provision	289	8,589	6,724
Provision for doubtful accounts	2,609	961	1,826
Non-cash contribution to 401(k) plan	1,759	1,689	1,772
(Gain) loss on sale of property and equipment	(1,292)	(156)	103
Excess tax benefits from share-based compensation	(1,828)	(1,511)	(1,079)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(41,068)	(25,846)	(5,752)
Inventories	(98,741)	(40,575)	(26,652)
Accounts payable and other liabilities	45,242	(7,256)	11,873
Other, net	(92)	(1,018)	3,077

Net cash provided by operating activities	144,980	150,269	173,343

Cash flows from investing activities:
Capital expenditures	(21,512)	(14,580)	(12,317)
Proceeds from sale of property and equipment	2,388	323	504
Business acquisitions, net of cash acquired	—	—	(80,479)

Net cash used in investing activities	(19,124)	(14,257)	(92,292)

Cash flows from financing activities:
Purchase of additional ownership from noncontrolling interest	(87,735)	—	(51,881)
Dividends on Common and Class B common stock	(69,870)	(39,836)	(256,219)
Distributions to noncontrolling interest	(43,258)	(69,494)	(16,003)
Payment of fees related to revolving credit agreement	(381)	(458)	(2,116)
Net repayments under prior revolving credit agreements	—	—	(20,000)
Net proceeds from (repayments of) other long-term obligations	235	602	(1)
Excess tax benefits from share-based compensation	1,828	1,511	1,079
Net proceeds from issuances of common stock	4,245	2,185	5,312
Net proceeds (repayments) under current revolving credit agreement	74,729	(83,559)	316,748

Net cash used in financing activities	(120,207)	(189,049)	(23,081)

Effect of foreign exchange rate changes on cash and cash equivalents	(680)	(1,255)	127

Net increase (decrease) in cash and cash equivalents	4,969	(54,292)	58,097
Cash and cash equivalents at beginning of year	19,478	73,770	15,673

Cash and cash equivalents at end of year	$24,447	$19,478	$73,770

Supplemental cash flow information (Note 18)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Consolidation and Presentation

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or we, us or our) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2014, we operated from 572 locations in 38 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

The consolidated financial statements include the accounts of Watsco, all of its wholly owned subsidiaries and the accounts of three joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2014 and 2013, the allowance for doubtful accounts totaled $5,461 and $5,737, respectively.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2014 and 2013, we had $10,088 and $9,333, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

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

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2014, there were no such events or circumstances.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2014, 2013 and 2012, was $19,754, $22,418 and $23,730, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2014, 2013 and 2012, was $43,324, $39,395 and $37,676, respectively.

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

Derivative Instruments and Hedging Activity

We have used derivative instruments, including forward contracts and swaps, to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. The use of these derivative instruments modifies the exposure of these risks with the intent to reduce the risk or cost to us. We use derivative instruments as risk management tools and not for trading purposes. All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheet at fair value. Cash flows from derivative instruments are classified in the consolidated statements of cash flows in the same category as the cash flows from the items subject to the designated hedge or undesignated (economic) hedge relationships. The hedging designation may be classified as one of the following:

No Hedging Designation. The gain or loss on a derivative instrument not designated as an accounting hedging instrument is recognized in earnings.

Cash Flow Hedge. A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is considered a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in other comprehensive income and reclassified to earnings as a component of cost of sales in the period during which the hedged transaction affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Fair Value Hedge. A hedge of a recognized asset or liability or an unrecognized firm commitment is considered a fair value hedge. Fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings.

See Note 13 for additional information pertaining to derivative instruments.

New Accounting Pronouncements

Presentation of Unrecognized Tax Benefits

On January 1, 2014 we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) that requires the presentation of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward rather than as a liability when the uncertain tax position would reduce the net operating loss under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. The adoption of this guidance did not have an impact on our consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued a standard on revenue recognition that provides a single, comprehensive revenue recognition model for all contracts with customers. The standard is principle-based and provides a five-step model to determine the measurement of revenue and timing of when it is recognized. The core principle is that a company will recognize revenue to reflect the transfer of goods or services to customers at an amount that the company expects to be entitled to in exchange for those goods or services. This standard is effective for our interim and annual reporting periods beginning after December 15, 2016 and allows for either full retrospective adoption or modified retrospective adoption. We will adopt this guidance on January 1, 2017, and are currently evaluating the impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for our Common and Class B common stock:

Years Ended December 31,	2014	2013	2012
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$151,387	$127,723	$103,334
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	11,444	9,064	17,656

Earnings allocated to Watsco, Inc. shareholders	$139,943	$118,659	$85,678

Weighted-average common shares outstanding - Basic	32,308,073	32,195,598	31,680,187

Basic earnings per share for Common and Class B common stock	$4.33	$3.69	$2.70

Allocation of earnings for Basic:
Common stock	$128,214	$108,690	$78,359
Class B common stock	11,729	9,969	7,319

	$139,943	$118,659	$85,678

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$151,387	$127,723	$103,334
Less: distributed and undistributed earnings allocated to non-vested (restricted) common stock	11,435	9,053	17,656

Earnings allocated to Watsco, Inc. shareholders	$139,952	$118,670	$85,678

Weighted-average common shares outstanding - Basic	32,308,073	32,195,598	31,680,187
Effect of dilutive stock options	50,781	62,470	64,212

Weighted-average common shares outstanding - Diluted	32,358,854	32,258,068	31,744,399

Diluted earnings per share for Common and Class B common stock	$4.32	$3.68	$2.70

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year, therefore, no allocation of earnings to Class B common stock is required. At December 31, 2014, 2013 and 2012, our outstanding Class B common stock was convertible into 2,707,725, 2,704,832 and 2,706,338 shares of our Common stock, respectively.

Diluted earnings per share excluded 9,984, 1,066 and 17,492 shares for the years ended December 31, 2014, 2013 and 2012, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. OTHER COMPREHENSIVE LOSS

Other comprehensive loss consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains on cash flow hedging instruments and available-for-sale securities. The tax effects allocated to each component of other comprehensive loss are as follows:

Years Ended December 31,	2014	2013	2012
Foreign currency translation adjustment	$(21,117)	$(16,365)	$(3,191)

Unrealized gain on cash flow hedging instruments	384	—	—
Income tax expense	(104)	—	—

Unrealized gain on cash flow hedging instruments, net of tax	280	—	—

Unrealized gain on available-for-sale securities	1	39	63
Income tax expense	—	(15)	(28)

Unrealized gain on available-for-sale securities, net of tax	1	24	35

Other comprehensive loss	$(20,836)	$(16,341)	$(3,156)

The changes in each component of accumulated other comprehensive loss, net of tax, are as follows:

Years Ended December 31,	2014	2013	2012
Foreign currency translation adjustment:
Beginning balance	$(11,181)	$(1,785)	$—
Current period other comprehensive loss	(12,442)	(9,396)	(1,785)

Ending balance	(23,623)	(11,181)	(1,785)

Cash flow hedging instruments:
Beginning balance	—	—	—
Current period other comprehensive income	168	—	—
Less reclassification adjustments	—	—	—

Ending balance	168	—	—

Available-for-sale securities:
Beginning balance	(293)	(317)	(352)
Current period other comprehensive income	1	24	35

Ending balance	(292)	(293)	(317)

Accumulated other comprehensive loss, net of tax	$(23,747)	$(11,474)	$(2,102)

4. SUPPLIER CONCENTRATION

We have four key suppliers of HVAC/R equipment products. Purchases from these four suppliers comprised 76%, 73% and 72% of all purchases made in 2014, 2013 and 2012, respectively. Our largest supplier, Carrier and its affiliates, accounted for 61%, 59% and 57% of all purchases made in 2014, 2013 and 2012, respectively. See Note 16. A significant interruption by Carrier, or any of our other three key suppliers, in the delivery of products could impair our ability to maintain current inventory levels or a termination of a distribution agreement could disrupt the operations of certain subsidiaries and could materially impact our consolidated results of operations and consolidated financial position.

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2014	2013
Land	$853	$1,131
Buildings and improvements	58,915	49,942
Machinery, vehicles and equipment	68,953	64,012
Furniture and fixtures	21,486	20,523

	150,207	135,608
Accumulated depreciation and amortization	(96,727)	(90,190)

	$53,480	$45,418

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2014, 2013 and 2012, was $12,158, $11,677 and $10,986, respectively.

6. DEBT

We maintain an unsecured, syndicated revolving credit agreement, which we use to fund seasonal working capital needs and other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), stock repurchases and issuances of letters of credit. On June 25, 2014, we entered into an amendment to this credit agreement, which increased the borrowing capacity from $500,000 to $600,000, extended the maturity date from July 1, 2018 to July 1, 2019, increased the swingline subfacility from $65,000 to $90,000 and modified certain definitions. In addition to the swingline subfacility, included in the credit facility are a $50,000 letter of credit subfacility and a $75,000 multicurrency borrowing sublimit.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 125.0 basis-points at December 31, 2014), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (25.0 basis-points at December 31, 2014), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (17.5 basis-points at December 31, 2014).

At December 31, 2014 and 2013, $303,199 and $230,044, respectively, was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all such covenants at December 31, 2014.

7. INCOME TAXES

The components of income tax expense from our wholly-owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2014	2013	2012
U.S. Federal	$74,561	$62,616	$50,919
State	10,325	9,234	6,245
Foreign	6,953	5,810	5,478

	$91,839	$77,660	$62,642

Current	$91,550	$69,071	$55,918
Deferred	289	8,589	6,724

	$91,839	$77,660	$62,642

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and investments and for our controlling interest of income attributable to our joint ventures with Carrier, which are taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2014	2013	2012
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.0	3.3	2.5
Tax effects on foreign income	(1.0)	(1.3)	(0.8)

Effective income tax rate attributable to Watsco, Inc.	37.0	37.0	36.7
Taxes attributable to noncontrolling interest	(6.4)	(7.7)	(8.3)

Effective income tax rate	30.6%	29.3%	28.4%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2014	2013
Current deferred tax assets:
Capitalized inventory costs and inventory reserves	$3,262	$2,883
Self-insurance reserves	759	1,093
Allowance for doubtful accounts	992	882
Other current deferred tax assets	1,588	1,539

Total current deferred tax assets (1)	6,601	6,397

Long-term deferred tax assets:
Share-based compensation	20,108	17,455
Other long-term deferred tax assets	746	909
Net operating loss carryforwards	221	283

	21,075	18,647
Valuation allowance	—	(75)

Total long-term deferred tax assets (2)	21,075	18,572

Current deferred tax liabilities:
Other current deferred tax liabilities	(536)	(1,304)

Total current deferred tax liabilities (1)	(536)	(1,304)

Long-term deferred tax liabilities:
Deductible goodwill	(80,404)	(76,519)
Depreciation	(2,992)	(2,873)
Other long-term deferred tax liabilities	(1,320)	(2,556)

Total long-term deferred tax liabilities (2)	(84,716)	(81,948)

Net deferred tax liabilities	$(57,576)	$(58,283)

(1)	Current deferred tax assets and liabilities have been included in the consolidated balance sheets in other current assets.
(2)	Long-term deferred tax assets and liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Amounts earned by foreign subsidiaries are generally subject to United States income taxation upon repatriation. United States income taxes have not been provided on undistributed earnings of our foreign subsidiaries. The cumulative undistributed earnings related to foreign operations were approximately $80,000 at December 31, 2014. It is not practicable to estimate the amount of tax that might be payable. Our intention is to indefinitely reinvest these earnings outside of the United States or to repatriate the earnings only when it is tax effective to do so.

Management has determined that no valuation allowance was necessary at December 31, 2014. A valuation allowance of $75 was recorded at December 31, 2013 to reduce the deferred tax assets to the amount that was more likely than not to be realized. At December 31, 2014, there were state and other net operating loss carryforwards of $7,231, which expire in varying amounts from 2015 through 2034. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2014.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2011. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2010.

As of December 31, 2014 and 2013, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $3,719 and $3,135, respectively. Of these totals, $2,417 and $2,038, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2014 and 2013, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $729 and $630, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits are as follows:

Balance at December 31, 2011	$2,424
Additions based on tax positions related to the current year	416
Reductions due to lapse of applicable statute of limitations	(366)

Balance at December 31, 2012	2,474
Additions based on tax positions related to the current year	673
Reductions due to lapse of applicable statute of limitations	(12)

Balance at December 31, 2013	3,135
Additions based on tax positions related to the current year	751
Reductions due to lapse of applicable statute of limitations	(167)

Balance at December 31, 2014	$3,719

8. SHARE-BASED COMPENSATION AND BENEFIT PLANS

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2014 Incentive Compensation Plan (the “2014 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-vested (restricted) stock, non-qualified stock options, incentive stock options, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2014 Plan consist of non-qualified stock options and non-vested (restricted) stock.

Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) any shares of Common stock or Class B common stock that remained available for grant in connection with awards under the Watsco, Inc. Amended and Restated 2001 Incentive Compensation Plan (the “2001 Plan”) on the date on which our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. As of December 31, 2014, 2,045,421 shares remained available for issuance under the 2014 Plan. A total of 27,450 shares of Common stock, net of cancellations, and 10,000 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2014. As of December 31, 2014, 2,007,971 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested (restricted) stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally the employee’s respective retirement age. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2001 Plan expired during 2014; therefore, no additional options may be granted. There were 207,450 options to exercise common stock outstanding under the 2001 Plan at December 31, 2014. Options under the 2001 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2014 Plan and the 2001 Plan as of and for the year ended December 31, 2014:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2013	267,700	$65.30
Granted	50,000	97.34
Exercised	(64,000)	58.53
Forfeited	(11,250)	68.49
Expired	(1,000)	60.40

Options outstanding at December 31, 2014	241,450	$73.62	2.47	$8,060

Options exercisable at December 31, 2014	82,533	$62.69	1.46	$3,657

The following is a summary of non-vested (restricted) stock activity as of and for the year ended December 31, 2014:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested (restricted) stock outstanding at December 31, 2013	2,487,292	$40.70
Granted	218,725	96.84
Vested	(57,300)	45.71
Forfeited	(5,000)	56.69

Non-vested (restricted) stock outstanding at December 31, 2014	2,643,717	$45.21

The weighted-average grant date fair value of non-vested (restricted) stock granted during 2014, 2013 and 2012 was $96.84, $80.21 and $69.66, respectively. The fair value of non-vested (restricted) stock that vested during 2014 was $5,789. The tax benefits realized from non-vested (restricted) stock that vested during 2014 totaled $2,142. No non-vested (restricted) stock vested during 2013 or 2012.

During 2014, 21,028 shares of Common stock with an aggregate fair market value of $2,125 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of non-vested (restricted) stock. These shares were retired upon delivery.

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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2014	2013	2012
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.35%	0.82%	0.57%
Expected volatility	22.07%	24.56%	31.40%
Expected dividend yield	1.69%	2.20%	3.49%
Grant date fair value	$15.75	$13.33	$12.90

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2014, 2013 and 2012 was $3,746, $2,753 and $5,641, respectively. Cash received from Common stock issued as a result of stock options exercised during 2014, 2013 and 2012 was $3,324, $1,554 and $3,790, respectively. During 2014, 2013 and 2012, 5,454 shares of Class B common stock with an aggregate fair market value of $490, 4,749 shares of Common stock with an aggregate fair market value of $450 and 29,987 shares of Common stock with an aggregate fair market value of $2,229, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. During 2013, 13,227 shares of common stock with an aggregate fair market value of $1,227 were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery. In connection with stock option exercises, the tax benefits realized from share-based compensation plans totaled $936, $1,557 and $1,245, for the years ended December 31, 2014, 2013 and 2012, respectively.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2014	2013	2012
Stock options	$801	$884	$846
Non-vested (restricted) stock	10,672	9,083	7,093

Share-based compensation expense	$11,473	$9,967	$7,939

At December 31, 2014, there was $825 of unrecognized pre-tax compensation expense related to stock options granted under the 2014 Plan and 2001 Plan, which is expected to be recognized over a weighted-average period of approximately 1.7 years. The total fair value of stock options that vested during 2014, 2013 and 2012 was $1,145, $822 and $315, respectively.

At December 31, 2014, there was $76,971 of unrecognized pre-tax compensation expense related to non-vested (restricted) stock, which is expected to be recognized over a weighted-average period of approximately 9.3 years, of which, approximately $57,000 is related to awards granted to our Chief Executive Officer (“CEO”), which vest in approximately eight years upon his attainment of age 82. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2014, we were obligated to issue 102,479 shares of non-vested (restricted) stock in connection with our CEO’s 2014 incentive compensation agreement.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase shares of Common stock with a discount of 5% of the fair market value at specified times. During 2014, 2013 and 2012, employees purchased 6,995, 5,844 and 6,753 shares of Common stock at an average price of $90.89, $79.46 and $68.76 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 2,953, 1,899 and 15,411 additional shares during 2014, 2013 and 2012, respectively. We received net proceeds of $921, $631 and $1,522, respectively, during 2014, 2013 and 2012, for shares of our Common stock issued under the ESPP. At December 31, 2014, 515,204 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2014, 2013 and 2012, we issued 18,309, 22,551 and 26,991 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $1,759, $1,689 and $1,772, respectively.

9. ACQUISITIONS

Carrier Enterprise I

Carrier Enterprise, LLC (“Carrier Enterprise I”) is a joint venture formed on July 1, 2009 with Carrier that operates a network of locations primarily throughout the Sun Belt States. From its inception until July 2, 2012, we owned 60% of the joint venture and Carrier owned 40%. We exercised an option to acquire an additional 10% ownership interest in Carrier Enterprise I on July 2, 2012 for cash consideration of $51,881. On July 1, 2014, we exercised our second option to acquire an additional 10% ownership interest in Carrier Enterprise I for cash consideration of $87,735, following which we have an 80% controlling interest in Carrier Enterprise I. Neither we nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier, which are described below.

Carrier Enterprise II

On April 29, 2011, we formed a second joint venture with Carrier to distribute Carrier, Bryant and Payne branded residential, light-commercial and applied-commercial HVAC products and related parts and supplies in the northeast U.S. We own 60% of the joint venture and Carrier owns 40%.

Carrier Enterprise III

On April 27, 2012, we completed the formation of a joint venture with UTC Canada Corporation (“UTC Canada”), an affiliate of Carrier, to distribute Carrier-manufactured HVAC products in Canada. This joint venture, Carrier Enterprise Canada, L.P. (“Carrier Enterprise III”), operated 37 locations throughout Canada as of December 31, 2014. We have a 60% controlling interest in Carrier Enterprise III, and Carrier has a 40% noncontrolling interest. Total consideration paid by us for our 60% controlling interest in Carrier Enterprise III comprised cash consideration of $80,489 and the issuance to UTC Canada of 1,250,000 shares of Common stock, having a fair value of $93,250.

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

The unaudited pro forma financial information, combining our results of operations with the operations of Carrier Enterprise III as if the joint venture had been formed on January 1, 2012, is as follows:

Year ended December 31,	2012
Revenues	$3,526,621

Net income	156,728
Less: net income attributable to noncontrolling interest	54,153

Net income attributable to Watsco, Inc.	$102,575

Diluted earnings per share for Common and Class B common stock	$2.64

The foregoing unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information from the beginning of the period presented until the acquisition date includes adjustments to record income taxes related to our portion of Carrier Enterprise III’s income, amortization related to identified intangible assets with finite lives and interest expense on borrowings incurred to acquire our 60% controlling interest. This unaudited pro forma financial information does not include adjustments to add or remove certain corporate expenses of Carrier Enterprise III, which may or may not be incurred in future periods, or adjustments for depreciation or synergies that may be realized subsequent to the acquisition date. This unaudited pro forma financial information does not necessarily reflect our future results of operations or what the results of operations would have been had we acquired our 60% controlling interest in and operated Carrier Enterprise III as of the beginning of the period presented.

The results of operations of these acquired locations have been included in the consolidated financial statements from the date of acquisition of our controlling interest in Carrier Enterprise III.

Transaction costs

Approximately $1,200 of transaction costs is included in selling, general and administrative expenses in our consolidated statements of income for the year ended December 31, 2012, primarily associated with the closing and transition of Carrier Enterprise III.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2012	$397,262
Foreign currency translation adjustment	(4,652)

Balance at December 31, 2013	392,610
Foreign currency translation adjustment	(5,299)

Balance at December 31, 2014	$387,311

Other intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2014	2013
Indefinite lived intangible assets - Trade names, trademarks and distribution rights		$131,271	$138,599
Finite lived intangible assets:
Customer relationships	10-15 years	76,595	80,865
Trade name	10 years	1,150	1,150
Non-compete agreements	7 years	369	369
Accumulated amortization		(22,909)	(17,140)

Finite lived intangible assets, net		55,205	65,244

		$186,476	$203,843

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2014, 2013 and 2012, was $5,769, $6,029 and $4,925, respectively. Amortization of finite lived intangible assets for 2015 through 2019 is expected to be approximately $5,600 per year.

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2014 and 2013.

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2014, 2013 or 2012. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2014, there were 1,129,087 shares remaining authorized for repurchase under the program.

12. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2014 and 2013, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments

At December 31, 2014 and 2013, we were contingently liable under standby letters of credit aggregating $2,662 and $2,681, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2014 and 2013, we were contingently liable under various performance bonds aggregating approximately $2,300 and $800, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligation will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

13. DERIVATIVES

We enter into foreign currency forward contracts to offset the earnings impact that foreign exchange rate fluctuations would otherwise have had on certain monetary liabilities that are denominated in nonfunctional currencies.

Cash Flow Hedging Instruments

We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive income to earnings in the period when the hedged transaction occurs. The maximum length of time over which we hedge our exposure to the variability in future cash flows for forecasted transactions is 12 months and, accordingly, at December 31, 2014, all of our open foreign currency forward contracts had maturities of one year or less. The total notional value of our foreign currency exchange contracts designated as cash flow hedges at December 31, 2014 was $23,000, and such contracts have varying terms expiring through May 2015.

The impact from foreign exchange derivative instruments designated in cash flow hedging relationships were as follows:

Years Ended December 31,	2014	2013
Gain recorded in other comprehensive loss	$384	—
Gain reclassified from accumulated other comprehensive loss into earnings	—	—

At December 31, 2014, we expect an estimated $384 pre-tax gain to be reclassified from accumulated other comprehensive loss into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.

Derivatives Not Designated as Hedging Instruments

We also enter in foreign currency forward contracts that are not designated as hedges and/or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. The total notional value of our foreign currency exchange contracts not designated as hedging instruments at December 31, 2014 was $14,750, and such contracts have varying terms expiring through October 2015.

We recognized a gain (loss) of $142, $315 and $(197) in our consolidated statements of income from foreign currency forward contracts not designated as hedging instruments in 2014, 2013 and 2012, respectively.

The following table summarizes the fair value of derivative instruments, which consist solely of foreign currency forward contracts, included in other current assets in our consolidated balance sheets. See Note 14.

	Asset Derivatives		Liability Derivatives
December 31,	2014	2013	2014	2013
Derivatives designated as hedging instruments	$384	—	—	—
Derivatives not designated as hedging instruments	260	118	—	—

Total derivative instruments	$644	$118	—	—

14. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

			Fair Value Measurements at December 31, 2014 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$266	$266	—	—
Derivative financial instruments	Other current assets	$644	—	$644	—

			Fair Value Measurements at December 31, 2013 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$265	$265	—	—
Derivative financial instruments	Other current assets	$118	—	$118	—

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

Derivative financial instruments – the derivatives are foreign currency forward contracts. See Note 13. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.

There were no transfers in or out of Level 1 and Level 2 during 2014 or 2013.

15. COMMITMENTS AND CONTINGENCIES

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $4,630 and $5,582 at December 31, 2014 and 2013, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2014, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $4,100. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 12, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2014, there were no other entities that met the definition of a VIE.

Operating Leases

We are obligated under various non-cancelable operating lease agreements for real property, equipment, vehicles and a corporate aircraft used in our operations with varying terms through 2025. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Some of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis over the lease term.

At December 31, 2014, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2015	$67,307
2016	56,263
2017	41,174
2018	26,221
2019	12,849
Thereafter	13,525

Total minimum payments	$217,339

Rental expense for the years ended December 31, 2014, 2013 and 2012, was $81,155, $79,585 and $76,547, respectively.

Purchase Obligations

At December 31, 2014, we were obligated under various non-cancelable purchase orders with Carrier and its affiliates for goods aggregating approximately $32,000.

16. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 61%, 59% and 57% of all inventory purchases made during 2014, 2013 and 2012, respectively. At December 31, 2014 and 2013, approximately $61,000 and $53,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2014, 2013 and 2012 included $38,195, $30,819 and $32,961, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

Carrier Enterprise III entered into Transaction Service Agreements (“TSAs”) with UTC Canada, pursuant to which UTC Canada performed certain business processes on behalf of Carrier Enterprise III, including processes involving the use of certain information technologies, and UTC Canada entered into TSAs with Carrier Enterprise III, pursuant to which Carrier Enterprise III performed certain business processes on behalf of UTC Canada. The services provided pursuant to the TSAs terminated on December 31, 2012. The fees payable by Carrier Enterprise III to UTC Canada under one TSA were substantially offset by the fees payable to Carrier Enterprise III by UTC Canada under the other TSA.

17. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2014	2013	2012
Revenues:
United States	$3,525,176	$3,325,114	$3,087,256
Canada	300,289	318,165	240,254
Mexico	119,075	100,051	104,202

Total revenues	$3,944,540	$3,743,330	$3,431,712

December 31,	2014	2013
Long-Lived Assets:
United States	$434,910	$429,202
Canada	187,064	207,340
Mexico	5,293	5,329

Total long-lived assets	$627,267	$641,871

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist of property and equipment, goodwill and intangible assets.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2014	2013	2012
Interest paid	$4,393	$5,334	$2,802
Income taxes net of refunds	$82,850	$73,168	$46,819
Common stock issued for Carrier Enterprise III	—	—	$93,250

19. SUBSEQUENT EVENT

On January 6, 2015, our Board of Directors approved an increase in the quarterly cash dividend payable on each share of Common stock and Class B common stock to $0.70 per share from $0.60 per share.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2014
Revenues (1)	$762,568	$1,170,186	$1,134,999	$876,787	$3,944,540
Gross profit	188,069	279,273	274,765	214,295	956,402
Net income attributable to Watsco, Inc.	$16,753	$56,101	$54,461	$24,072	$151,387

Earnings per share for Common and Class B common stock (2):
Basic	$0.48	$1.60	$1.56	$0.69	$4.33

Diluted	$0.48	$1.60	$1.56	$0.69	$4.32

Year Ended December 31, 2013
Revenues (1)	$713,633	$1,120,452	$1,081,893	$827,352	$3,743,330
Gross profit	175,446	266,680	258,597	198,530	899,253
Net income attributable to Watsco, Inc.	$13,385	$51,318	$45,699	$17,321	$127,723

Earnings per share for Common and Class B common stock (2):
Basic	$0.39	$1.48	$1.32	$0.50	$3.69

Diluted	$0.39	$1.48	$1.32	$0.50	$3.68

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly consistent during the year, except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

(UNAUDITED)

Our Common stock is traded on the New York Stock Exchange (“NYSE”) and the Professional Segment of NYSE Euronext in Paris under the ticker symbol WSO. Our Class B common stock is traded on the NYSE under the ticker symbol WSOB. The following table presents the high and low prices of our Common stock and Class B common stock, as reported by the NYSE. Also presented below are dividends paid per share for each quarter during the years ended December 31, 2014 and 2013. At February 18, 2015, there were 230 Common stock registered shareholders and 91 Class B common stock registered shareholders.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2014:
First quarter	$100.47	$91.12	$99.94	$91.42	$0.40	$0.40
Second quarter	104.84	96.93	105.22	96.68	0.40	0.40
Third quarter	104.16	85.53	104.90	87.41	0.60	0.60
Fourth quarter	108.20	86.14	107.12	87.41	0.60	0.60

Year Ended December 31, 2013:
First quarter	$84.25	$74.13	$84.38	$74.50	$0.25	$0.25
Second quarter	89.16	77.72	89.48	78.19	0.25	0.25
Third quarter	95.39	85.58	96.00	85.59	0.25	0.25
Fourth quarter	97.47	91.73	97.15	92.72	0.40	0.40