Form 10-K, Exhibit 13
period 2015-12-31
WATSCO INC
filed 2016-02-29
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for the year ended December 31, 2015.

(In thousands, except per share data)	2015	2014	2013	2012 (1)	2011
FOR THE YEAR
Revenues	$4,113,239	$3,944,540	$3,743,330	$3,431,712	$2,977,759
Gross profit	1,007,357	956,402	899,253	814,395	728,294
Operating income	336,748	305,747	271,209	224,908	199,050
Net income	226,524	208,702	187,719	157,601	137,742
Less: net income attributable to non-controlling interest	53,595	57,315	59,996	54,267	47,292

Net income attributable to Watsco, Inc.	$172,929	$151,387	$127,723	$103,334	$90,450

Diluted earnings per share for Common and Class B common stock	$4.90	$4.32	$3.68	$2.70	$2.74
Cash dividends per share:
Common stock	$2.80	$2.00	$1.15	$7.48	$2.23
Class B common stock	$2.80	$2.00	$1.15	$7.48	$2.23
Weighted-average Common and Class B common shares outstanding - Diluted	32,480	32,359	32,258	31,744	30,753
AT YEAR END
Total assets	$1,788,442	$1,791,067	$1,669,531	$1,682,055	$1,268,148
Total long-term obligations	$245,814	$303,885	$230,557	$316,196	$—
Total shareholders’ equity	$1,203,721	$1,132,039	$1,127,392	$1,022,040	$1,001,710
Number of employees	5,000	5,000	4,800	4,600	4,300

(1)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.33 per share reduction in diluted earnings per share.

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among others, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

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

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. For additional information regarding other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, please see the discussion included in Item 1A “Risk Factors” of this Annual Report on Form 10-K, as well as the other documents and reports that we file with the SEC. Forward-looking statements speak only as of the date the statements were made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2015.

Company Overview

Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we”, “us” or “our”) is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2015, we operated from 566 locations in 37 U.S. States, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

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

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest in Carrier Enterprise I to 80%. Neither Watsco nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier, which are described below.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S. States, and we contributed 14 locations in the Northeast U.S. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. We have a 60% controlling interest in Carrier Enterprise II, and Carrier has a 40% non-controlling interest.

In 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% non-controlling interest.

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

The allowance for doubtful accounts was $5.3 million and $5.5 million at December 31, 2015 and 2014, respectively, a decrease of $0.2 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2015 decreased to 1.4% compared to 1.6% at December 31, 2014. These decreases were primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2015.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. We believe our exposure to customer credit risk is limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through credit insurance programs.

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

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2016, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill and intangibles were $538.8 million and $573.8 million at December 31, 2015 and 2014, respectively. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-

insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $3.2 million and $4.6 million at December 31, 2015 and 2014, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. No valuation allowance was recorded at December 31, 2015 or 2014. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

New Accounting Standards

Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form 10-K for a discussion of new accounting standards.

Results of Operations

The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.5	75.8	76.0

Gross profit	24.5	24.2	24.0
Selling, general and administrative expenses	16.3	16.5	16.8

Operating income	8.2	7.8	7.2
Interest expense, net	0.1	0.1	0.1

Income before income taxes	8.1	7.6	7.1
Income taxes	2.5	2.3	2.1

Net income	5.5	5.3	5.0
Less: net income attributable to non-controlling interest	1.3	1.5	1.6

Net income attributable to Watsco, Inc.	4.2%	3.8%	3.4%

Note: Due to rounding, percentages may not add up to 100.

The following narratives reflect our additional 10% ownership interest in Carrier Enterprise I, which became effective on July 1, 2014. We did not acquire any businesses during 2015, 2014 or 2013.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographical proximity to existing locations. At December 31, 2015 and 2014, 26 and 31 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2015 and 2014:

Number of Locations
December 31, 2013	569
Opened	17
Closed	(14)

December 31, 2014	572
Opened	10
Closed	(16)

December 31, 2015	566

2015 Compared to 2014

Revenues

Revenues for 2015 increased $168.7 million, or 4%, to $4,113.2 million, including $4.9 million from locations opened during the preceding 12 months, offset by $32.8 million from locations closed. On a same-store basis, revenues increased $196.6 million, or 5%, as compared to 2014, reflecting a 7% increase in sales of HVAC equipment (66% of sales), which included a 6% increase in residential HVAC equipment and an 8% increase in commercial HVAC equipment, a 2% increase in sales of other HVAC products (29% of sales) and a 2% increase in sales of commercial refrigeration products (5% of sales). The increase in same-store revenues was primarily due to strong demand for the replacement of residential and commercial HVAC equipment. Revenues from sales of residential HVAC equipment also benefited from an improved sales mix of higher-efficiency air conditioning and heating systems, which sell at higher unit prices.

Gross Profit

Gross profit for 2015 increased $51.0 million, or 5%, to $1,007.4 million, primarily as a result of increased revenues. Gross profit margin improved 30 basis-points to 24.5% in 2015 from 24.2% in 2014, primarily due to higher realized gross margins for non-HVAC equipment products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2015 increased $20.0 million, or 3%, to $670.6 million, primarily due to increased revenues. Selling, general and administrative expenses as a percentage of revenues decreased to 16.3% for 2015 from 16.5% for 2014. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to improved leveraging of fixed operating costs as compared to 2014. Selling, general and administrative expenses included $7.1 million of additional costs for 2015 in excess of 2014 for ongoing technology initiatives. On a same-store basis, selling, general and administrative expenses increased 4% as compared to 2014.

Operating Income

Operating income for 2015 increased $31.0 million, or 10%, to $336.7 million. Operating margin improved 40 basis-points to 8.2% in 2015 from 7.8% in 2014. The increase was driven by higher revenues, expanded gross profit margin and reduced selling, general and administrative expenses as a percent of revenues, as discussed above.

Interest Expense, Net

Interest expense, net, for 2015 increased $0.3 million, or 7%, to $5.5 million, primarily as a result of an increase in average outstanding borrowings, partially offset by a lower effective interest rate in 2015, in each case as compared to 2014.

Income Taxes

Income taxes increased to $104.7 million for 2015, as compared to $91.8 million for 2014 and are a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 37.0% in both 2015 and 2014.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2015 increased $21.5 million, or 14%, to $172.9 million. The increase was primarily driven by higher revenues, expanded profit margins and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by a reduction in the net income attributable to the non-controlling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2014.

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

Interest Expense, Net

Interest expense, net, for 2014 decreased $0.6 million, or 11%, to $5.2 million, primarily as a result of a lower effective interest rate, partially offset by increased average outstanding borrowings in 2014, in each case as compared to 2013.

Income Taxes

Income taxes increased to $91.8 million for 2014, as compared to $77.7 million for 2013 and are a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 37.0% in 2014 and 2013.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2014 increased $23.7 million, or 19%, to $151.4 million. The increase was primarily driven by higher revenues, expanded profit margins and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by a reduction in the net income attributable to the non-controlling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2014.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash needed to fund our business (primarily working capital requirements);

•	borrowing capacity under our bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

Sources and Uses of Cash

We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments, if and as declared by our Board of Directors, capital expenditures, business acquisitions and development of our long-term operating and technology strategies.

As of December 31, 2015, we had $35.2 million of cash and cash equivalents, of which, $32.7 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. Refer to Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of undistributed earnings of our foreign subsidiaries.

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

Working Capital

Working capital increased 5% to $911.0 million at December 31, 2015 from $870.3 million at December 31, 2014, primarily reflecting higher levels of accounts receivable commensurate with our increase in overall business volume.

Cash Flows

The following table summarizes our cash flow activity for 2015 and 2014 (in millions):

	2015	2014	Change
Cash flows provided by operating activities	$221.4	$145.0	$76.4
Cash flows used in investing activities	$(22.9)	$(19.1)	$(3.8)
Cash flows used in financing activities	$(186.3)	$(120.2)	$(66.1)

The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

The increase in net cash provided by operating activities was primarily due to lower increases in inventory and accounts receivable and higher net income in 2015 as compared to 2014, partially offset by the timing of payments for accounts payable and other liabilities.

Investing Activities

The increase in net cash used in investing activities in 2015 as compared to 2014 was primarily due to higher capital expenditures of $2.2 million in 2015.

Financing Activities

The increase in net cash used in financing activities was primarily attributable to net repayments under our revolving credit agreement and an increase in dividends paid in 2015 as compared to 2014, partially offset by the exercise of our second option to acquire an additional 10% ownership interest in Carrier Enterprise I for $87.7 million in 2014 and a decrease in distributions to the non-controlling interest in 2015.

Revolving Credit Agreement

We maintain an unsecured, syndicated revolving credit agreement that provides for borrowings of up to $600.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. Included in the facility are a $90.0 million swingline subfacility, a $50.0 million letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit. The credit agreement matures on July 1, 2019.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 100.0 basis-points at December 31, 2015), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (0 basis-points at December 31, 2015), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (15.0 basis-points at December 31, 2015).

At December 31, 2015 and 2014, $245.3 million and $303.2 million were outstanding under the revolving credit agreement, respectively. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2015.

Contractual Obligations

As of December 31, 2015, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2016	2017	2018	2019	2020	Thereafter	Total
Operating leases (1)	$68.0	$52.4	$36.0	$22.1	$12.6	$10.4	$201.5
Purchase obligations (2)	18.9	—	—	—	—	—	18.9

Total	$86.9	$52.4	$36.0	$22.1	$12.6	$10.4	$220.4

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements and these operating expenses are excluded from the table above.
(2)	Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our audited consolidated balance sheets and are excluded from the above table.

Commercial obligations outstanding at December 31, 2015 under our revolving credit agreement consisted of borrowings totaling $245.3 million with revolving maturities of seven days.

Off-Balance Sheet Arrangements

Refer to Note 12 to our audited consolidated financial statements, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds for which we were contingently liable under at December 31, 2015. Such discussion is incorporated herein by reference.

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

Common Stock Dividends

We paid cash dividends of $2.80, $2.00 and $1.15 per share of Common stock and Class B common stock in 2015, 2014 and 2013, respectively. On January 4, 2016, our Board of Directors declared a regular quarterly cash dividend of $0.85 per share of Common and Class B common stock that was paid on January 29, 2016 to shareholders of record as of January 15, 2016. Future dividends and/or changes in dividend rates will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2015, 2014 or 2013. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2015, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 4%, respectively, of our total revenues for 2015.

Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign currency forward contracts as of December 31, 2015 was $38.5 million, and such contracts have varying terms expiring through June 2016.

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

Interest Rate Exposure

Our revolving credit facility exposes us to interest rate risk because borrowings thereunder accrue interest at one or more variable interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we have historically entered into interest rate swap agreements with financial institutions that have investment grade credit ratings, thereby minimizing credit risk associated with these instruments. We do not currently hold any such swap agreements or any other derivative contracts that hedge our interest rate exposure, but we may enter into such instruments in the future.

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2015, and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $2.5 million. See Note 6 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information about our debt.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited Watsco, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Watsco, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Watsco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Miami, Florida

February 29, 2016

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Watsco, Inc.:

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Watsco, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Miami, Florida

February 29, 2016

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2015	2014	2013
Revenues	$4,113,239	$3,944,540	$3,743,330
Cost of sales	3,105,882	2,988,138	2,844,077

Gross profit	1,007,357	956,402	899,253
Selling, general and administrative expenses	670,609	650,655	628,044

Operating income	336,748	305,747	271,209
Interest expense, net	5,547	5,206	5,830

Income before income taxes	331,201	300,541	265,379
Income taxes	104,677	91,839	77,660

Net income	226,524	208,702	187,719
Less: net income attributable to non-controlling interest	53,595	57,315	59,996

Net income attributable to Watsco, Inc.	$172,929	$151,387	$127,723

Earnings per share for Common and Class B common stock:
Basic	$4.91	$4.33	$3.69

Diluted	$4.90	$4.32	$3.68

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2015	2014	2013
Net income	$226,524	$208,702	$187,719
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(39,378)	(21,117)	(16,365)
Unrealized gain on cash flow hedging instruments	2,713	280	—
Reclassification of gain on cash flow hedging instruments into earnings	(1,993)	—	—
Unrealized (loss) gain on available-for-sale securities	(8)	1	24

Other comprehensive loss	(38,666)	(20,836)	(16,341)

Comprehensive income	187,858	187,866	171,378
Less: comprehensive income attributable to non-controlling interest	38,086	48,752	53,027

Comprehensive income attributable to Watsco, Inc.	$149,772	$139,114	$118,351

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$35,229	$24,447
Accounts receivable, net	451,079	434,234
Inventories	673,967	677,990
Other current assets	20,990	20,664

Total current assets	1,181,265	1,157,335

Property and equipment, net	62,715	53,480
Goodwill	378,310	387,311
Intangible assets, net	160,481	186,476
Other assets	5,671	6,465

	$1,788,442	$1,791,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$184	$169
Accounts payable	145,162	173,360
Accrued expenses and other current liabilities	124,955	113,493

Total current liabilities	270,301	287,022

Long-term obligations:
Borrowings under revolving credit agreement	245,300	303,199
Other long-term obligations, net of current portion	514	686

Total long-term obligations	245,814	303,885

Deferred income taxes and other liabilities	68,606	68,121

Commitments and contingencies

Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,616,197 and 36,444,289 shares outstanding at December 31, 2015 and 2014, respectively	18,308	18,222
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,066,209 and 4,933,245 shares outstanding at December 31, 2015 and 2014, respectively	2,533	2,467
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	602,522	580,564
Accumulated other comprehensive loss, net of tax	(46,904)	(23,747)
Retained earnings	495,276	420,879
Treasury stock, at cost, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2015 and 2014	(114,425)	(114,425)

Total Watsco, Inc. shareholders’ equity	957,310	883,960
Non-controlling interest	246,411	248,079

Total shareholders’ equity	1,203,721	1,132,039

	$1,788,442	$1,791,067

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2012	34,521,310	$20,446	$592,820	$(2,102)	$251,475	$(114,425)	$273,826	$1,022,040
Net income					127,723		59,996	187,719
Other comprehensive loss				(9,372)			(6,969)	(16,341)
Issuances of non-vested restricted shares of common stock	124,043	62	(62)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	22,551	11	1,678					1,689
Stock issuances from exercise of stock options and employee stock purchase plan	87,193	44	3,340					3,384
Retirement of common stock	(17,976)	(9)	(1,668)					(1,677)
Share-based compensation			8,760					8,760
Excess tax benefit from share-based compensation			1,511					1,511
Cash dividends declared and paid on Common and Class B common stock, $1.15 per share					(39,836)			(39,836)
Distributions to non-controlling interest							(39,857)	(39,857)

Balance at December 31, 2013	34,727,121	20,549	606,384	(11,474)	339,362	(114,425)	286,996	1,127,392

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2013	34,727,121	20,549	606,384	(11,474)	339,362	(114,425)	286,996	1,127,392
Net income					151,387		57,315	208,702
Other comprehensive loss				(12,273)			(8,563)	(20,836)
Issuances of non-vested restricted shares of common stock	218,725	109	(109)					—
Forfeitures of non-vested restricted shares of common stock	(5,000)	(2)	2					—
Common stock contribution to 401(k) plan	18,309	9	1,750					1,759
Stock issuances from exercise of stock options and employee stock purchase plan	73,948	37	4,629					4,666
Retirement of common stock	(26,482)	(13)	(2,602)					(2,615)
Share-based compensation			12,006					12,006
Excess tax benefit from share-based compensation			1,828					1,828
Cash dividends declared and paid on Common and Class B common stock, $2.00 per share					(69,870)			(69,870)
Decrease in non-controlling interest in Carrier Enterprise I			(43,324)				(44,411)	(87,735)
Distributions to non-controlling interest							(43,258)	(43,258)

Balance at December 31, 2014	35,006,621	$20,689	$580,564	$(23,747)	$420,879	$(114,425)	$248,079	$1,132,039

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2014	35,006,621	20,689	580,564	(23,747)	420,879	(114,425)	248,079	1,132,039
Net income					172,929		53,595	226,524
Other comprehensive loss				(23,157)			(15,509)	(38,666)
Issuances of non-vested restricted shares of common stock	200,479	100	(100)					—
Forfeitures of non-vested restricted shares of common stock	(5,000)	(2)	2					—
Common stock contribution to 401(k) plan	18,343	9	1,954					1,963
Stock issuances from exercise of stock options and employee stock purchase plan	124,262	62	8,570					8,632
Retirement of common stock	(33,212)	(17)	(4,123)					(4,140)
Share-based compensation			13,233					13,233
Excess tax benefit from share-based compensation			2,422					2,422
Cash dividends declared and paid on Common and Class B common stock, $2.80 per share					(98,532)			(98,532)
Distributions to non-controlling interest							(39,754)	(39,754)

Balance at December 31, 2015	35,311,493	$20,841	$602,522	$(46,904)	$495,276	$(114,425)	$246,411	$1,203,721

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2015	2014	2013
Cash flows from operating activities:
Net income	$226,524	$208,702	$187,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,117	17,927	17,706
Share-based compensation	12,596	11,473	9,967
Deferred income tax provision	4,687	289	8,589
Provision for doubtful accounts	2,688	2,609	961
Non-cash contribution to 401(k) plan	1,963	1,759	1,689
Gain on sale of property and equipment	(487)	(1,292)	(156)
Excess tax benefits from share-based compensation	(2,422)	(1,828)	(1,511)
Changes in operating assets and liabilities:
Accounts receivable	(26,121)	(41,068)	(25,846)
Inventories	(3,652)	(98,741)	(40,575)
Accounts payable and other liabilities	(13,225)	45,242	(7,256)
Other, net	(285)	(92)	(1,018)

Net cash provided by operating activities	221,383	144,980	150,269

Cash flows from investing activities:
Capital expenditures	(23,698)	(21,512)	(14,580)
Proceeds from sale of property and equipment	760	2,388	323

Net cash used in investing activities	(22,938)	(19,124)	(14,257)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(98,532)	(69,870)	(39,836)
Net (repayments) proceeds under revolving credit agreement	(56,256)	74,729	(83,559)
Distributions to non-controlling interest	(39,754)	(43,258)	(69,494)
Net (repayments) proceeds from other long-term obligations	(157)	235	602
Purchase of additional ownership from non-controlling interest	—	(87,735)	—
Payment of fees related to revolving credit agreement	—	(381)	(458)
Excess tax benefits from share-based compensation	2,422	1,828	1,511
Net proceeds from issuances of common stock	5,957	4,245	2,185

Net cash used in financing activities	(186,320)	(120,207)	(189,049)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,343)	(680)	(1,255)

Net increase (decrease) in cash and cash equivalents	10,782	4,969	(54,292)
Cash and cash equivalents at beginning of year	24,447	19,478	73,770

Cash and cash equivalents at end of year	$35,229	$24,447	$19,478

Supplemental cash flow information (Note 18)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Consolidation and Presentation

Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2015, we operated from 566 locations in 37 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

The consolidated financial statements include the accounts of Watsco, all of its wholly owned subsidiaries and the accounts of three joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

The functional currency of our operations in Canada is the Canadian dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and income and expense items are translated at the average exchange rates in effect during the applicable period. The aggregate effect of foreign currency translation is recorded in accumulated other comprehensive loss in our consolidated balance sheets. Our net investment in our Canadian operations is recorded at the historical rate and the resulting foreign currency translation adjustments are included in accumulated other comprehensive loss in our consolidated balance sheets. Gains or losses resulting from transactions denominated in U.S. dollars are recognized in earnings primarily within cost of sales in our consolidated statements of income.

Our operations in Mexico consider their functional currency to be the U.S. dollar because the majority of their transactions are denominated in U.S. dollars. Gains or losses resulting from transactions denominated in Mexican pesos are recognized in earnings primarily within selling, general and administrative expenses in our consolidated statements of income.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2015 and 2014, the allowance for doubtful accounts totaled $5,305 and $5,461, respectively.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2015 and 2014, we had $8,086 and $10,088, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

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

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from 3-40 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Furniture and fixtures are depreciated over estimated useful lives ranging from 5-7 years. Estimated useful lives for other depreciable assets range from 3-10 years.

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

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2015, there were no such events or circumstances.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2015, 2014 and 2013, were $21,150, $19,754 and $22,418, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2015, 2014 and 2013, were $41,345, $43,324 and $39,395, respectively.

Share-Based Compensation

The fair value of stock option and non-vested restricted stock awards are expensed on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options (windfall tax benefits) are classified as financing cash flows. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized are credited to paid-in capital in the consolidated balance sheets.

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

Earnings per Share

We compute earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our non-vested restricted stock are considered participating securities because these awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest. Under the two-class method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common and Class B common stock outstanding for the period. In applying the two-class method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.

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

Cash Flow Hedge. A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is considered a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in other comprehensive income and reclassified to earnings as a component of cost of sales in the period for which the hedged transaction affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

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

New Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a standard on revenue recognition that provides a single, comprehensive revenue recognition model for all contracts with customers. The standard is principle-based and provides a five-step model to determine the measurement of revenue and timing of when it is recognized. The core principle is that a company will recognize revenue to reflect the transfer of goods or services to customers at an amount that the company expects to be entitled to in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this standard by one year. As a result, this standard is effective for our interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. We will adopt this guidance on January 1, 2018, and are currently evaluating the impact on our consolidated financial statements.

Presentation of Debt Issuance Costs

In April 2015, the FASB issued guidance that will require debt issuance costs related to a recognized debt liability be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, rather than as an asset. This guidance is to be applied retrospectively and will be effective for interim and annual reporting periods beginning after December 15, 2015. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Measurement of Inventory

In July 2015, the FASB issued guidance that simplifies the measurement of inventory by replacing the lower of cost or market test with a lower of cost and net realizable value test. The guidance applies to all inventory that is measured using first-in, first-out or average cost methods. This guidance must be applied prospectively and will be effective for interim and annual reporting periods beginning after December 15, 2016. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Classification of Deferred Taxes

In November 2015, the FASB issued guidance that requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. This guidance can be applied either prospectively or retrospectively and will be effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2015	2014	2013
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$172,929	$151,387	$127,723
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	13,634	11,444	9,064

Earnings allocated to Watsco, Inc. shareholders	$159,295	$139,943	$118,659

Weighted-average common shares outstanding - Basic	32,435,961	32,308,073	32,195,598

Basic earnings per share for Common and Class B common stock	$4.91	$4.33	$3.69

Allocation of earnings for Basic:
Common stock	$146,037	$128,214	$108,690
Class B common stock	13,258	11,729	9,969

	$159,295	$139,943	$118,659

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$172,929	$151,387	$127,723
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	13,626	11,435	9,053

Earnings allocated to Watsco, Inc. shareholders	$159,303	$139,952	$118,670

Weighted-average common shares outstanding - Basic	32,435,961	32,308,073	32,195,598
Effect of dilutive stock options	44,395	50,781	62,470

Weighted-average common shares outstanding - Diluted	32,480,356	32,358,854	32,258,068

Diluted earnings per share for Common and Class B common stock	$4.90	$4.32	$3.68

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2015, 2014 and 2013, our outstanding Class B common stock was convertible into 2,699,710, 2,707,725 and 2,704,832 shares of our Common stock, respectively.

Diluted earnings per share excluded 67,014, 9,984 and 1,066 shares for the years ended December 31, 2015, 2014 and 2013, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. OTHER COMPREHENSIVE LOSS

Other comprehensive loss consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as its functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments and available-for-sale securities. The tax effects allocated to each component of other comprehensive loss were as follows:

Years Ended December 31,	2015	2014	2013
Foreign currency translation adjustment	$(39,378)	$(21,117)	$(16,365)

Unrealized gain on cash flow hedging instruments	3,716	384	—
Income tax expense	(1,003)	(104)	—

Unrealized gain on cash flow hedging instruments, net of tax	2,713	280	—

Reclassification of gain on cash flow hedging instruments into earnings	(2,730)	—	—
Income tax expense	737	—	—

Reclassification of gain on cash flow hedging instruments into earnings, net of tax	(1,993)	—	—

Unrealized (loss) gain on available-for-sale securities	(12)	1	39
Income tax benefit (expense)	4	—	(15)

Unrealized (loss) gain on available-for-sale securities, net of tax	(8)	1	24

Other comprehensive loss	$(38,666)	$(20,836)	$(16,341)

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2015	2014	2013
Foreign currency translation adjustment:
Beginning balance	$(23,623)	$(11,181)	$(1,785)
Current period other comprehensive loss	(23,581)	(12,442)	(9,396)

Ending balance	(47,204)	(23,623)	(11,181)

Cash flow hedging instruments:
Beginning balance	168	—	—
Current period other comprehensive income	1,628	168	—
Less reclassification adjustment	(1,196)	—	—

Ending balance	600	168	—

Available-for-sale securities:
Beginning balance	(292)	(293)	(317)
Current period other comprehensive (loss) income	(8)	1	24

Ending balance	(300)	(292)	(293)

Accumulated other comprehensive loss, net of tax	$(46,904)	$(23,747)	$(11,474)

4. SUPPLIER CONCENTRATION

Purchases from our top ten suppliers comprised 84%, 82% and 81% of all purchases made in 2015, 2014 and 2013, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62%, 61% and 59% of all purchases made in 2015, 2014 and 2013, respectively. See Note 16. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2015	2014
Land	$820	$853
Buildings and improvements	69,675	58,915
Machinery, vehicles and equipment	43,150	43,124
Furniture and fixtures	14,311	14,001
Computer hardware and software	38,876	33,314

	166,832	150,207
Accumulated depreciation and amortization	(104,117)	(96,727)

	$62,715	$53,480

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2015, 2014 and 2013, were $13,802, $12,158 and $11,677, respectively.

6. DEBT

We maintain an unsecured, syndicated revolving credit agreement that provides for borrowings of up to $600,000. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit agreement matures on July 1, 2019. Included in the credit facility are a $90,000 swingline subfacility, a $50,000 letter of credit subfacility and a $75,000 multicurrency borrowing sublimit.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 100.0 basis-points at December 31, 2015), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (0 basis-points at December 31, 2015), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (15.0 basis-points at December 31, 2015).

At December 31, 2015 and 2014, $245,300 and $303,199, respectively, were outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2015.

7. INCOME TAXES

The components of income tax expense from our wholly-owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2015	2014	2013
U.S. Federal	$85,585	$74,561	$62,616
State	9,431	10,325	9,234
Foreign	9,661	6,953	5,810

	$104,677	$91,839	$77,660

Current	$99,990	$91,550	$69,071
Deferred	4,687	289	8,589

	$104,677	$91,839	$77,660

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2015	2014	2013
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.3	3.0	3.3
Tax effects on foreign income	(0.3)	(1.0)	(1.3)

Effective income tax rate attributable to Watsco, Inc.	37.0	37.0	37.0
Taxes attributable to non-controlling interest	(5.4)	(6.4)	(7.7)

Effective income tax rate	31.6%	30.6%	29.3%

The following is a summary of the significant components of our current and long-term deferred tax assets and liabilities:

December 31,	2015	2014
Current deferred tax assets:
Capitalized inventory costs and inventory reserves	$1,794	$3,262
Self-insurance reserves	519	759
Allowance for doubtful accounts	1,053	992
Other current deferred tax assets	1,921	1,588

Total current deferred tax assets (1)	5,287	6,601

Long-term deferred tax assets:
Share-based compensation	23,603	20,108
Other long-term deferred tax assets	352	746
Net operating loss carryforwards	207	221

	24,162	21,075
Valuation allowance	—	—

Total long-term deferred tax assets (2)	24,162	21,075

Current deferred tax liabilities:
Other current deferred tax liabilities	(686)	(536)

Total current deferred tax liabilities (1)	(686)	(536)

Long-term deferred tax liabilities:
Deductible goodwill	(83,868)	(80,404)
Depreciation	(3,774)	(2,992)
Other long-term deferred tax liabilities	(1,533)	(1,320)

Total long-term deferred tax liabilities (2)	(89,175)	(84,716)

Net deferred tax liabilities	$(60,412)	$(57,576)

(1)	Current deferred tax assets and liabilities have been included in the consolidated balance sheets in other current assets.
(2)	Long-term deferred tax assets and liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Amounts earned by foreign subsidiaries are generally subject to United States income taxation upon repatriation. United States income taxes have not been provided on undistributed earnings of our foreign subsidiaries. The cumulative undistributed earnings related to foreign operations were approximately $113,000 at December 31, 2015. It is not practicable to estimate the amount of tax that might be payable. Our intention is to indefinitely reinvest these earnings outside of the United States or to repatriate the earnings only when it is tax effective to do so.

Management has determined that no valuation allowance was necessary at both December 31, 2015 and 2014. At December 31, 2015, there were state and other net operating loss carryforwards of $6,771, which expire in varying amounts from 2016 through 2035. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2015.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2012. For the majority of states, we are no longer subject to tax examinations for tax years prior to 2011.

As of December 31, 2015 and 2014, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $3,513 and $3,719, respectively. Of these totals, $2,416 and $2,417, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2015 and 2014, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $384 and $729, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits are as follows:

Balance at December 31, 2012	$2,474
Additions based on tax positions related to the current year	673
Reductions due to lapse of applicable statute of limitations	(12)

Balance at December 31, 2013	3,135
Additions based on tax positions related to the current year	751
Reductions due to lapse of applicable statute of limitations	(167)

Balance at December 31, 2014	3,719
Additions based on tax positions related to the current year	871
Reductions due to lapse of applicable statute of limitations and tax assessments	(1,077)

Balance at December 31, 2015	$3,513

8. SHARE-BASED COMPENSATION AND BENEFIT PLANS

Share-Based Compensation Plans

We have two share-based compensation plans for employees. The 2014 Incentive Compensation Plan (the “2014 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-vested restricted stock, non-qualified stock options, incentive stock options, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2014 Plan consist of non-qualified stock options and non-vested restricted stock.

Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) 45,421 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the Watsco, Inc. Amended and Restated 2001 Incentive Compensation Plan (the “2001 Plan”) on the date on which our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 212,450 shares of Common stock, net of cancellations, and 150,979 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2015. As of December 31, 2015, 1,681,992 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested restricted stock, which are granted at no cost to the employee, vest upon attainment of a certain age, generally toward the end of an employee’s career. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2001 Plan expired during 2014; therefore, no additional options may be granted. There were 97,500 options to exercise common stock outstanding under the 2001 Plan at December 31, 2015. Options under the 2001 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2014 Plan and the 2001 Plan as of and for the year ended December 31, 2015:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2014	241,450	$73.62
Granted	153,250	123.59
Exercised	(114,616)	65.65
Forfeited	(22,750)	118.50

Options outstanding at December 31, 2015	257,334	$102.96	3.36	$4,494

Options exercisable at December 31, 2015	33,834	$73.89	1.53	$1,491

The following is a summary of non-vested restricted stock activity as of and for the year ended December 31, 2015:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2014	2,643,717	$45.21
Granted	200,479	114.55
Vested	(20,000)	49.36
Forfeited	(5,000)	110.36

Non-vested restricted stock outstanding at December 31, 2015	2,819,196	$49.99

The weighted-average grant date fair value of non-vested restricted stock granted during 2015, 2014 and 2013 was $114.55, $96.84 and $80.21, respectively. The fair value of non-vested restricted stock that vested during 2015 and 2014 was $2,468 and $5,789, respectively. The tax benefits realized from non-vested restricted stock that vested during 2015 and 2014 totaled $911 and $2,142, respectively. No non-vested restricted stock vested during 2013.

During 2015, 7,206 shares of Common stock with an aggregate fair market value of $889 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2014, 21,028 shares of Common stock with an aggregate fair market value of $2,125 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.

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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2015	2014	2013
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.25%	1.35%	0.82%
Expected volatility	20.96%	22.07%	24.56%
Expected dividend yield	2.29%	1.69%	2.20%
Grant date fair value	$17.17	$15.75	$13.33

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2015, 2014 and 2013 was $7,525, $3,746 and $2,753, respectively. Cash received from the exercise of stock options during 2015, 2014 and 2013 was $4,850, $3,324 and $1,554, respectively. During 2015, 2014 and 2013, 26,006 shares of Class B common stock with an aggregate fair market value of $3,251, 5,454 shares of Common stock with an aggregate fair market value of $490 and 4,749 shares of Common stock with an aggregate fair market value of $450, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. During 2013, 13,227 shares of common stock with an aggregate fair market value of $1,227 were delivered as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery. In connection with stock option exercises, the tax benefits realized from share-based compensation plans totaled $2,469, $936 and $1,557, for the years ended December 31, 2015, 2014 and 2013, respectively.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2015	2014	2013
Stock options	$952	$801	$884
Non-vested restricted stock	11,644	10,672	9,083

Share-based compensation expense	$12,596	$11,473	$9,967

At December 31, 2015, there was $1,816 of unrecognized pre-tax compensation expense related to stock options granted under the 2014 Plan and 2001 Plan, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total fair value of stock options that vested during 2015, 2014 and 2013 was $856, $1,145 and $822, respectively.

At December 31, 2015, there was $83,762 of unrecognized pre-tax compensation expense related to non-vested restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.3 years, of which, approximately $56,000 is related to awards granted to our Chief Executive Officer (“CEO”), which vest in approximately 11 years upon his attainment of age 86. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2015, we were obligated to issue 58,893 shares of non-vested restricted stock in connection with our CEO’s 2015 performance based incentive compensation.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The plan allows participating employees to purchase shares of Common stock with a discount of 5% of the fair market value at specified times. During 2015, 2014 and 2013, employees purchased 6,463, 6,995 and 5,844 shares of Common stock at an average price of $112.53, $90.89 and $79.46 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 3,183, 2,953 and 1,899 additional shares during 2015, 2014 and 2013, respectively. We received net proceeds of $1,107, $921 and $631, respectively, during 2015, 2014 and 2013, for shares of our Common stock issued under the ESPP. At December 31, 2015, 505,558 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2015, 2014 and 2013, we issued 18,343, 18,309 and 22,551 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $1,963, $1,759 and $1,689, respectively.

9. PURCHASE OF OWNERSHIP INTEREST IN JOINT VENTURE

On July 1, 2014, we exercised our second option to acquire an additional 10% ownership interest in Carrier Enterprise, LLC (“Carrier Enterprise I”) for cash consideration of $87,735, following which we have an 80% controlling interest in Carrier Enterprise I. Neither we nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I, or any of our other joint ventures with Carrier.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2013	$392,610
Foreign currency translation adjustment	(5,299)

Balance at December 31, 2014	387,311
Foreign currency translation adjustment	(9,001)

Balance at December 31, 2015	$378,310

Other intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2015	2014
Indefinite lived intangible assets - Trade names, trademarks and distribution rights		$118,205	$131,271
Finite lived intangible assets:
Customer relationships	10-15 years	68,981	76,595
Trade name	10 years	1,150	1,150
Non-compete agreements	7 years	369	369
Accumulated amortization		(28,224)	(22,909)

Finite lived intangible assets, net		42,276	55,205

		$160,481	$186,476

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2015, 2014 and 2013, were $5,315, $5,769 and $6,029, respectively. Amortization of finite lived intangible assets for 2016 through 2020 is expected to be approximately $5,100 per year.

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2015 or 2014.

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2015, 2014 or 2013. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2015, there were 1,129,087 shares remaining authorized for repurchase under the program.

12. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2015 and 2014, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments

At December 31, 2015 and 2014, we were contingently liable under standby letters of credit aggregating $2,690 and $2,662, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2015 and 2014, we were contingently liable under various performance bonds aggregating approximately $4,000 and $2,300, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligation will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

13. DERIVATIVES

We enter into foreign currency forward contracts to offset the earnings impact that foreign exchange rate fluctuations would otherwise have on certain monetary liabilities that are denominated in nonfunctional currencies.

Cash Flow Hedging Instruments

We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occur. The maximum period for which we hedge our cash flow using these instruments is 12 months. Accordingly, at December 31, 2015, all of our open foreign currency forward contracts had maturities of one year or less. The total notional value of our foreign currency exchange contracts designated as cash flow hedges at December 31, 2015 was $23,500, and such contracts have varying terms expiring through June 2016.

The impact from foreign exchange derivative instruments designated as cash flow hedges were as follows:

Years Ended December 31,	2015	2014
Gain recorded in accumulated other comprehensive loss	$3,716	$384
Gain reclassified from accumulated other comprehensive loss into earnings	$(2,730)	—

At December 31, 2015, we expected an estimated $1,370 pre-tax gain to be reclassified into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.

Derivatives Not Designated as Hedging Instruments

We have also entered into foreign currency forward contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. The total notional value of our foreign currency exchange contracts not designated as hedging instruments at December 31, 2015 was $15,000, and such contracts have varying terms expiring through March 2016.

We recognized gains of $2,552, $142 and $315 from foreign currency forward contracts not designated as hedging instruments in our consolidated statements of income for 2015, 2014 and 2013, respectively.

The following table summarizes the fair value of derivative instruments, which consist solely of foreign currency forward contracts, included in other current assets and accrued expenses and other current liabilities in our consolidated balance sheets. See Note 14.

	Asset Derivatives		Liability Derivatives
December 31,	2015	2014	2015	2014
Derivatives designated as hedging instruments	$923	$384	$3	—
Derivatives not designated as hedging instruments	326	260	4	—

Total derivative instruments	$1,249	$644	$7	—

14. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2015 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$254	$254	—	—
Derivative financial instruments	Other current assets	$1,249	—	$1,249	—

Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$7	—	$7	—

			Fair Value Measurements at December 31, 2014 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$266	$266	—	—
Derivative financial instruments	Other current assets	$644	—	$644	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Available-for-sale securities – these investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy.

Derivative financial instruments – these derivatives are foreign currency forward contracts. See Note 13. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.

There were no transfers in or out of Level 1 and Level 2 during 2015 or 2014.

15. COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

In December 2015, a purported Watsco shareholder, Nelson Gaskins, filed a derivative lawsuit in the U.S. District Court for the Southern District of Florida against Watsco’s Board of Directors. The Company is a nominal defendant. The lawsuit alleges breach of fiduciary duties regarding CEO incentive compensation and seeks to recover alleged excessive incentive compensation and unspecified damages. The defendants believe the claims are entirely without merit and intend to vigorously defend against them. We believe the ultimate outcome of this matter will not have a material adverse effect on our consolidated results of operations and consolidated financial position.

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $3,214 and $4,630 at December 31, 2015 and 2014, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2015, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $4,500. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 12, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2015, there were no other entities that met the definition of a VIE.

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

At December 31, 2015, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2016	$67,959
2017	52,405
2018	35,991
2019	22,112
2020	12,639
Thereafter	10,398

Total minimum payments	$201,504

Rental expense for the years ended December 31, 2015, 2014 and 2013, was $82,581, $81,155 and $79,585, respectively.

Purchase Obligations

At December 31, 2015, we were obligated under various non-cancelable purchase orders with Carrier and its affiliates for goods aggregating approximately $19,000.

16. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 62%, 61% and 59% of all inventory purchases made during 2015, 2014 and 2013, respectively. At December 31, 2015 and 2014, approximately $85,000 and $61,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2015, 2014 and 2013 included $61,656, $38,195 and $30,819, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted at arm’s-length in the ordinary course of business.

17. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2015	2014	2013
Revenues:
United States	$3,710,977	$3,525,176	$3,325,114
Canada	263,908	300,289	318,165
Mexico	138,354	119,075	100,051

Total revenues	$4,113,239	$3,944,540	$3,743,330

December 31,	2015	2014
Long-Lived Assets:
United States	$441,656	$434,910
Canada	154,437	187,064
Mexico	5,413	5,293

Total long-lived assets	$601,506	$627,267

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist of property and equipment, goodwill and intangible assets.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2015	2014	2013
Interest paid	$4,993	$4,393	$5,334
Income taxes net of refunds	$103,261	$82,850	$73,168

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2015
Revenues (1)	$808,972	$1,223,439	$1,177,012	$903,816	$4,113,239
Gross profit	204,225	295,245	285,846	222,041	1,007,357
Net income attributable to Watsco, Inc.	$23,048	$65,423	$57,968	$26,490	$172,929

Earnings per share for Common and Class B common stock (2):
Basic	$0.65	$1.86	$1.64	$0.75	$4.91

Diluted	$0.65	$1.85	$1.64	$0.75	$4.90

Year Ended December 31, 2014
Revenues (1)	$762,568	$1,170,186	$1,134,999	$876,787	$3,944,540
Gross profit	188,069	279,273	274,765	214,295	956,402
Net income attributable to Watsco, Inc.	$16,753	$56,101	$54,461	$24,072	$151,387

Earnings per share for Common and Class B common stock (2):
Basic	$0.48	$1.60	$1.56	$0.69	$4.33

Diluted	$0.48	$1.60	$1.56	$0.69	$4.32

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

(UNAUDITED)

Our Common stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol WSO. Our Class B common stock is traded on the NYSE under the ticker symbol WSOB. The following table presents the high and low prices of our Common stock and Class B common stock, as reported by the NYSE. Also presented below are dividends paid per share for each quarter during the years ended December 31, 2015 and 2014. At February 23, 2016, there were 240 Common stock registered shareholders and 96 Class B common stock registered shareholders.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2015:
First quarter	$125.70	$104.92	$124.80	$104.50	$0.70	$0.70
Second quarter	128.49	120.14	127.15	120.74	0.70	0.70
Third quarter	131.81	118.13	130.15	118.91	0.70	0.70
Fourth quarter	131.89	116.24	131.21	113.49	0.70	0.70

Year Ended December 31, 2014:
First quarter	$100.47	$91.12	$99.94	$91.42	$0.40	$0.40
Second quarter	104.84	96.93	105.22	96.68	0.40	0.40
Third quarter	104.16	85.53	104.90	87.41	0.60	0.60
Fourth quarter	108.20	86.14	107.12	87.41	0.60	0.60