Form 10-K, Exhibit 13
period 2017-12-31
WATSCO INC
filed 2018-03-01
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for the year ended December 31, 2017.

(In thousands, except per share data)	2017	2016	2015	2014	2013
FOR THE YEAR
Revenues	$4,341,955	$4,220,702	$4,113,239	$3,944,540	$3,743,330
Gross profit	1,065,659	1,034,584	1,007,357	956,402	899,253
Operating income	353,874	345,632	336,748	305,747	271,209
Net income	257,290	235,983	226,524	208,702	187,719
Less: net income attributable to non-controlling interest	49,069	53,173	53,595	57,315	59,996

Net income attributable to Watsco, Inc.	$208,221	$182,810	$172,929	$151,387	$127,723

Diluted earnings per share for Common and Class B common stock	$5.81	$5.15	$4.90	$4.32	$3.68
Cash dividends per share:
Common stock	$4.60	$3.60	$2.80	$2.00	$1.15
Class B common stock	$4.60	$3.60	$2.80	$2.00	$1.15
Weighted-average Common and Class B common shares outstanding—Diluted	32,863	32,617	32,480	32,359	32,258
AT YEAR END
Total assets	$2,046,877	$1,874,649	$1,788,442	$1,791,067	$1,669,531
Total long-term obligations	$22,085	$235,642	$245,814	$303,885	$230,557
Total shareholders’ equity	$1,550,977	$1,251,748	$1,203,721	$1,132,039	$1,127,392
Number of employees	5,200	5,050	4,950	4,950	4,750

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook,” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among others, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures and investments in unconsolidated entities, (iv) financing plans, and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties, and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state, and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. For additional information regarding other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, please see the discussion included in Item 1A “Risk Factors” of this Annual Report on Form 10-K, as well as the other documents and reports that we file with the SEC. Forward-looking statements speak only as of the date the statements were made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2017.

Company Overview

Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2017, we operated from 560 locations in 37 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

Revenues primarily consist of sales of air conditioning, heating, and refrigeration equipment, and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions, and marketing expenses that are variable and correlate to changes in sales. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts, and facility rent, which are payable mostly under non-cancelable operating leases.

Sales of residential central air conditioners, heating equipment, and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns, primarily during the Summer and Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly evenly distributed throughout the year, subject to weather and economic conditions, including their effect on the number of housing completions.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest to 80%. Neither Watsco nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier, which are described below.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in the Northeast U.S., and we contributed 14 locations in the Northeast U.S. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. On November 29, 2016, we purchased an additional 10% ownership interest in Carrier Enterprise II, and, on February 13, 2017, we again purchased an additional 10% ownership interest in Carrier Enterprise II, which together increased our controlling interest to 80%.

In 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% non-controlling interest.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. At least quarterly, management reevaluates its judgments and estimates, which are based on historical experience, current trends, and various other assumptions that are believed to be reasonable under the circumstances.

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

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We typically do not require our customers to provide collateral. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers several factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Our business is seasonal and our customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters, and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends, and changes in industry conditions.

The allowance for doubtful accounts was $6.1 million and $6.2 million at December 31, 2017 and 2016, respectively, a decrease of $0.1 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2017 decreased to 1.3% from 1.6% at December 31, 2016. These decreases were primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2017.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and requiring additional allowances that could materially impact our consolidated results of operations. We believe our exposure to customer credit risk is limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through credit insurance programs.

Inventory Valuation Reserves

Inventory valuation reserves are established to report inventories at the lower of cost using the weighted-average and the first-in, first-out methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving, and damaged goods. The valuation process contains uncertainty because management must make estimates and use judgment to determine the future salability of inventories. Inventory policies are reviewed periodically, reflecting current risks, trends, and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels, and current operating trends.

Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2018, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

The recoverability of indefinite lived intangibles and long-lived assets are also evaluated on an annual basis or more often if deemed necessary. Indefinite lived intangibles and long-lived assets not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset or long-lived asset to its carrying amount to determine if a write-down to fair value is required. Our annual evaluation did not indicate any impairment of indefinite lived intangibles or long-lived assets.

The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $611.3 million and $538.3 million at December 31, 2017 and 2016, respectively. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries.

Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $2.3 million and $3.0 million at December 31, 2017 and 2016, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. No valuation allowance was recorded at December 31, 2017 or 2016. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

New Accounting Standards

Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recently adopted and to be adopted accounting standards.

Results of Operations

The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.5	75.5	75.5

Gross profit	24.5	24.5	24.5
Selling, general and administrative expenses	16.5	16.3	16.3
Other income	0.1	—	—

Operating income	8.2	8.2	8.2
Interest expense, net	0.1	0.1	0.1

Income before income taxes	8.0	8.1	8.1
Income taxes	2.1	2.5	2.5

Net income	5.9	5.6	5.5
Less: net income attributable to non-controlling interest	1.1	1.3	1.3

Net income attributable to Watsco, Inc.	4.8%	4.3%	4.2%

Note: Due to rounding, percentages may not add up to 100.

The following narratives reflect our approximate 35% ownership interest in Russell Sigler, Inc. (“RSI”) purchased in June 2017, our additional 10% ownership interest in Carrier Enterprise II, which became effective on February 13, 2017, and our additional 10% ownership interest in Carrier Enterprise II, which became effective on November 29, 2016. We did not make any material acquisitions of businesses during 2017, 2016 or 2015.

In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months, unless they are within close geographical proximity to existing locations. At December 31, 2017 and 2016, 35 and 21 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2017 and 2016:

Number of Locations
December 31, 2015	566
Opened	10
Closed	(11)

December 31, 2016	565
Opened	15
Closed	(20)

December 31, 2017	560

2017 Compared to 2016

Revenues

Revenues for 2017 increased $121.3 million, or 3%, to $4,342.0 million, including $5.7 million from locations opened during the preceding 12 months, offset by $24.5 million from locations closed. On a same-store basis, revenues increased $140.1 million, or 3%, as compared to 2016, reflecting a 4% increase in sales of HVAC equipment (67% of sales), which included a 5% increase in residential HVAC equipment and a 2% increase in commercial HVAC equipment, a 1% increase in sales of other HVAC products (28% of sales), and flat sales of commercial refrigeration products (5% of sales). The increase in revenues was primarily due to demand for the replacement of residential HVAC equipment.

Gross Profit

Gross profit for 2017 increased $31.1 million, or 3%, to $1,065.7 million, primarily as a result of increased revenues. Gross profit margin remained consistent at 24.5% in 2017 as compared to 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2017 increased $26.7 million, or 4%, to $715.7 million, primarily due to increased revenues, additional sales and service-related headcount, and increased costs related to ongoing technology initiatives. Selling, general and administrative expenses as a percentage of revenues for 2017 increased to 16.5% versus 16.3% in 2016.

Other Income

Other income of $3.9 million for 2017 represents our approximate 35% share of the net income of RSI, purchased in June 2017.

Operating Income

Operating income for 2017 increased $8.2 million, or 2%, to $353.9 million. Operating margin remained consistent at 8.2% in 2017 as compared to 2016.

Interest Expense, Net

Interest expense, net, for 2017 increased $2.7 million, or 71%, to $6.4 million, primarily as a result of an increase in average outstanding borrowings and a higher effective interest rate in 2017, in each case as compared to 2016.

Income Taxes

Income taxes decreased to $90.2 million for 2017, as compared to $105.9 million for 2016, and are a composite of the income taxes attributable to our wholly-owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rates attributable to Watsco were 29.8% and 36.0% in 2017 and 2016, respectively.

On December 22, 2017 Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The 2017 effective income tax rate attributable to us reflects a decrease in income taxes due to the revaluation of our U.S. deferred income taxes, partially offset by an increase in income taxes related to previously undistributed earnings of our foreign subsidiaries because of the TCJA. The decrease in 2017’s effective rate also reflects higher share-based payment deductions in 2017 as compared to 2016. Refer to Note 7 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further discussion of the TCJA’s impact on us.

We currently estimate our 2018 effective income tax rate attributable to Watsco will be approximately 24% to 25%, and our 2018 effective income tax rate, net of taxes attributable to the non-controlling interest, to be approximately 21% to 22%, subject to the refinement of provisional adjustments related to the TCJA. The rate may also change due to additional guidance and interpretations related to the TCJA, as well as the impact of the prospective tax related to certain global intangible low-taxed income of foreign subsidiaries. We anticipate some variability in the tax rate quarter to quarter in 2018 from potential discrete items.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2017 increased $25.4 million, or 14%, to $208.2 million. The increase was primarily driven by higher revenues and other income, as discussed above, a reduction in income taxes, and increase in net income attributable to the non-controlling interest related to Carrier Enterprise II following our purchases of additional 10% ownership interests in both November 2016 and February 2017.

2016 Compared to 2015

Revenues

Revenues for 2016 increased $107.5 million, or 3%, to $4,220.7 million, including $1.4 million from locations opened during the preceding 12 months, offset by $18.4 million from locations closed. On a same-store basis, revenues increased $124.5 million, or 3%, as compared to 2015, reflecting a 3% increase in sales of HVAC equipment (66% of sales), which included a 4% increase in residential HVAC equipment and a 1% increase in commercial HVAC equipment, a 1% increase in sales of other HVAC products (29% of sales), and a 6% increase in sales of commercial refrigeration products (5% of sales). The increase in revenues was primarily due to demand for the replacement of residential HVAC equipment.

Gross Profit

Gross profit for 2016 increased $27.2 million, or 3%, to $1,034.6 million, primarily as a result of increased revenues. Gross profit margin remained consistent at 24.5% in 2016 as compared to 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2016 increased $18.3 million, or 3%, to $689.0 million, primarily due to increased revenues as well as $3.3 million of additional costs related to ongoing technology initiatives. Selling, general and administrative expenses as a percentage of revenues remained consistent at 16.3% in 2016 as compared to 2015.

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

Income Taxes

Income taxes increased to $105.9 million for 2016, as compared to $104.7 million for 2015, and are a composite of the income taxes attributable to our wholly-owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rates attributable to Watsco were 36.0% and 37.0% in 2016 and 2015, respectively. The decrease was primarily due to a $2.9 million benefit from share-based payment deductions in 2016.

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

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash needed to fund our business (primarily working capital requirements);

•	borrowing capacity under our bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures and investments in unconsolidated entities;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

Sources and Uses of Cash

We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments (to the extent declared by our Board of Directors), capital expenditures, business acquisitions, and development of our long-term operating and technology strategies. Additionally, we may also generate cash through the issuance and sale of our Common stock.

As of December 31, 2017, we had $80.5 million of cash and cash equivalents, of which $75.9 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax consequences or be subject to capital controls; however, these balances are generally available without legal restrictions to fund the ordinary business operations of our foreign subsidiaries.

We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement are sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. Disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.

Working Capital

Working capital decreased to $920.9 million at December 31, 2017 from $925.3 million at December 31, 2016.

Cash Flows

The following table summarizes our cash flow activity for 2017 and 2016 (in millions):

	2017	2016	Change
Cash flows provided by operating activities	$306.5	$281.7	$24.8
Cash flows used in investing activities	$(81.3)	$(42.8)	$(38.5)
Cash flows used in financing activities	$(202.1)	$(217.9)	$15.8

The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

Net cash provided by operating activities increased primarily due to higher net income in 2017 as compared to 2016.

Investing Activities

Net cash used in investing activities increased primarily due to the purchase of an ownership interest in RSI for $63.6 million, partially offset by a decrease in capital expenditures in 2017.

Financing Activities

Net cash used in financing activities decreased primarily due to $247.7 million in proceeds from the sale of Common stock used for repayments under our revolving credit agreement, an increase in dividends paid, and higher distributions paid to the non-controlling interest in 2017.

At-the-Market Offering Program

On August 23, 2017, we entered into a sales agreement with Robert W. Baird & Co. Inc., which enabled the Company to issue and sell shares of Common stock in one or more negotiated transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $250.0 million (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program was registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-207831).

During 2017, we sold 1,498,662 shares of Common stock under the ATM Program for net proceeds of $247.7 million. Direct costs of $0.3 million incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in capital. As of December 31, 2017, we had completed the offering of shares under the ATM Program. The net proceeds were primarily used to repay outstanding debt and for general corporate purposes.

Revolving Credit Agreement

We maintain an unsecured, syndicated revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. Effective February 5, 2018, we decreased the borrowing capacity under this credit agreement from $600.0 million to $300.0 million. Included in the credit facility are a $90.0 million swingline subfacility, a $10.0 million letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit. The credit agreement matures on July 1, 2019.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2017), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (0 basis-points at December 31, 2017), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (12.5 basis-points at December 31, 2017).

At December 31, 2017 and 2016, $21.8 million and $235.3 million were outstanding under the revolving credit agreement, respectively. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2017.

Contractual Obligations

As of December 31, 2017, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2018	2019	2020	2021	2022	Thereafter	Total
Operating leases (1)	$69.1	$51.7	$36.1	$22.4	$13.0	$5.8	$198.1
Purchase obligations (2)	11.0	—	—	—	—	—	11.0

Total	$80.1	$51.7	$36.1	$22.4	$13.0	$5.8	$209.1

(1)	Represents future minimum payments associated with real property, equipment, and vehicles under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements, and these operating expenses are excluded from the table above.
(2)	Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity, and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our audited consolidated balance sheets and are excluded from the above table.

We have not included in the contractual obligations table above approximately $3.5 million of net liabilities for unrecognized tax benefits relating to various tax positions we have taken, the timing of which is uncertain.

Commercial obligations outstanding at December 31, 2017 under our revolving credit agreement consisted of borrowings totaling $21.8 million with revolving maturities of seven days.

Off-Balance Sheet Arrangements

Refer to Note 13 to our audited consolidated financial statements, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds for which we were contingently liable under at December 31, 2017. Such discussion is incorporated herein by reference.

Purchase of Additional Ownership Interest in Joint Venture

On February 13, 2017, we purchased an additional 10% ownership interest in Carrier Enterprise II for cash consideration of $42.7 million, which increased our controlling interest in Carrier Enterprise II to 80%. We used borrowings under our revolving credit agreement to finance this acquisition, which we subsequently repaid using a portion of the proceeds from the ATM program.

Investment in Unconsolidated Entity

On June 21, 2017, Carrier Enterprise I acquired an approximately 35% ownership interest in RSI, an HVAC distributor operating from 30 locations in the Western U.S. for cash consideration of $63.6 million, of which we contributed $50.9 million, and Carrier contributed $12.7 million. Carrier Enterprise I entered into a shareholders agreement (the “Shareholders Agreement”) with RSI and its shareholders. Pursuant to the Shareholders Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement will be sufficient to purchase any additional ownership interests in RSI.

Acquisitions

We continually evaluate potential acquisitions, including joint ventures and investments in unconsolidated entities, and routinely hold discussions with a number of acquisition candidates. Should suitable acquisition opportunities arise that would require additional financing, we believe our financial position and earnings history provide a sufficient basis for us to either obtain additional debt financing at competitive rates and on reasonable terms or raise capital through the issuance of equity securities.

Common Stock Dividends

We paid cash dividends of $4.60, $3.60 and $2.80 per share of Common stock and Class B common stock in 2017, 2016 and 2015, respectively. On January 2, 2018, our Board of Directors declared a regular quarterly cash dividend of $1.25 per share of Common and Class B common stock that was paid on January 31, 2018 to shareholders of record as of January 16, 2018. On February 6, 2018, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.45 per share from $1.25 per share, beginning with the dividend that will be paid in April 2018. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2017, 2016 or 2015. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2017, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 4%, respectively, of our total revenues for 2017.

Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign exchange contracts as of December 31, 2017 was $40.7 million, and such contracts have varying terms expiring through September 2018. For the year ended December 31, 2017, foreign currency transaction gains and losses did not have a material impact on our results of operations.

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $1.7 million impact to net income for the year ended December 31, 2017.

Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.

See Note 14 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information on our derivative instruments.

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

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2017 and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $0.2 million. See Note 6 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information about our debt.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Watsco, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Watsco, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP

Miami, Florida

March 1, 2018

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Watsco, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.

Miami, Florida

March 1, 2018

Certified Public Accountants

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2017	2016	2015
Revenues	$4,341,955	$4,220,702	$4,113,239
Cost of sales	3,276,296	3,186,118	3,105,882

Gross profit	1,065,659	1,034,584	1,007,357
Selling, general and administrative expenses	715,671	688,952	670,609
Other income	3,886	—	—

Operating income	353,874	345,632	336,748
Interest expense, net	6,363	3,713	5,547

Income before income taxes	347,511	341,919	331,201
Income taxes	90,221	105,936	104,677

Net income	257,290	235,983	226,524
Less: net income attributable to non-controlling interest	49,069	53,173	53,595

Net income attributable to Watsco, Inc.	$208,221	$182,810	$172,929

Earnings per share for Common and Class B common stock:
Basic	$5.81	$5.16	$4.91

Diluted	$5.81	$5.15	$4.90

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2017	2016	2015
Net income	$257,290	$235,983	$226,524
Other comprehensive gain (loss), net of tax
Foreign currency translation adjustment	15,993	6,211	(39,378)
Unrealized (loss) gain on cash flow hedging instruments	(702)	(965)	2,713
Reclassification of (gain) loss on cash flow hedging instruments into earnings	(358)	323	(1,993)
Unrealized (loss) gain on available-for-sale securities	(15)	14	(8)

Other comprehensive gain (loss)	14,918	5,583	(38,666)
Comprehensive income	272,208	241,566	187,858
Less: comprehensive income attributable to non-controlling interest	54,678	55,382	38,086

Comprehensive income attributable to Watsco, Inc.	$217,530	$186,184	$149,772

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$80,496	$56,010
Accounts receivable, net	478,133	475,974
Inventories	761,314	685,011
Other current assets	17,454	23,161

Total current assets	1,337,397	1,240,156

Property and equipment, net	91,198	90,502
Goodwill	382,729	379,737
Intangible assets, net	161,065	158,564
Other assets	74,488	5,690

	$2,046,877	$1,874,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$244	$200
Accounts payable	230,476	185,482
Accrued expenses and other current liabilities	185,757	129,206

Total current liabilities	416,477	314,888

Long-term obligations:
Borrowings under revolving credit agreement	21,800	235,294
Other long-term obligations, net of current portion	285	348

Total long-term obligations	22,085	235,642

Deferred income taxes and other liabilities	57,338	72,371

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,825,128 and 36,682,562 shares outstanding at December 31, 2017 and 2016, respectively	18,412	18,341
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,275,838 and 5,218,754 shares outstanding at December 31, 2017 and 2016, respectively	2,638	2,610
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	804,008	592,350
Accumulated other comprehensive loss, net of tax	(34,221)	(43,530)
Retained earnings	594,556	550,482
Treasury stock, at cost, 4,823,988 and 6,322,650 shares of Common stock and 48,263 and 48,263 shares of Class B common stock at December 31, 2017 and 2016, respectively	(87,440)	(114,425)

Total Watsco, Inc. shareholders’ equity	1,297,953	1,005,828
Non-controlling interest	253,024	245,920

Total shareholders’ equity	1,550,977	1,251,748

	$2,046,877	$1,874,649

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2014	35,006,621	$20,689	$580,564	$(23,747)	$420,879	$(114,425)	$248,079	$1,132,039
Net income					172,929		53,595	226,524
Other comprehensive loss				(23,157)			(15,509)	(38,666)
Issuances of non-vested restricted shares of common stock	200,479	100	(100)					—
Forfeitures of non-vested restricted shares of common stock	(5,000)	(2)	2					—
Common stock contribution to 401(k) plan	18,343	9	1,954					1,963
Stock issuances from exercise of stock options and employee stock purchase plan	124,262	62	8,570					8,632
Retirement of common stock	(33,212)	(17)	(4,123)					(4,140)
Share-based compensation			13,233					13,233
Excess tax benefit from share-based compensation			2,422					2,422
Cash dividends declared and paid on Common and Class B common stock, $2.80 per share					(98,532)			(98,532)
Distributions to non-controlling interest							(39,754)	(39,754)

Balance at December 31, 2015	35,311,493	20,841	602,522	(46,904)	495,276	(114,425)	246,411	1,203,721

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2015	35,311,493	20,841	602,522	(46,904)	495,276	(114,425)	246,411	1,203,721
Net income					182,810		53,173	235,983
Other comprehensive gain				3,374			2,209	5,583
Issuances of non-vested restricted shares of common stock	183,144	92	(92)					—
Forfeitures of non-vested restricted shares of common stock	(26,000)	(13)	13					—
Common stock contribution to 401(k) plan	20,045	10	2,338					2,348
Stock issuances from exercise of stock options and employee stock purchase plan	72,482	36	5,660					5,696
Retirement of common stock	(30,761)	(15)	(4,003)					(4,018)
Share-based compensation			11,848					11,848
Cash dividends declared and paid on Common and Class B common stock, $3.60 per share					(127,604)			(127,604)
Decrease in non-controlling interest in Carrier Enterprise II			(25,936)				(16,973)	(42,909)
Distributions to non-controlling interest							(38,900)	(38,900)

Balance at December 31, 2016	35,530,403	20,951	592,350	(43,530)	550,482	(114,425)	245,920	1,251,748

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2016	35,530,403	20,951	592,350	(43,530)	550,482	(114,425)	245,920	1,251,748
Net income					208,221		49,069	257,290
Other comprehensive gain				9,309			5,609	14,918
Issuances of non-vested restricted shares of common stock	176,899	88	(88)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	16,389	8	2,420					2,428
Stock issuances from exercise of stock options and employee stock purchase plan	49,166	24	5,263					5,287
Retirement of common stock	(32,804)	(16)	(4,701)					(4,717)
Share-based compensation			13,536					13,536
Net proceeds from the sale of Common stock	1,498,662		220,448			26,985		247,433
Cash dividends declared and paid on Common and Class B common stock, $4.60 per share					(164,147)			(164,147)
Investment in unconsolidated entity							12,720	12,720
Decrease in non-controlling interest in Carrier Enterprise II			(25,225)				(17,463)	(42,688)
Distributions to non-controlling interest							(42,831)	(42,831)

Balance at December 31, 2017	37,228,715	$21,050	$804,008	$(34,221)	$594,556	$(87,440)	$253,024	$1,550,977

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2017	2016	2015
Cash flows from operating activities:
Net income	$257,290	$235,983	$226,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,033	20,066	19,117
Share-based compensation	13,293	12,319	12,596
Deferred income tax (benefit) provision	(10,735)	2,720	4,687
Provision for doubtful accounts	1,991	3,487	2,688
Non-cash contribution to 401(k) plan	2,428	2,348	1,963
Other income from investment in unconsolidated entity	(3,886)	—	—
Loss (gain) on sale of property and equipment	115	(189)	(487)
Excess tax benefits from share-based compensation	—	—	(2,422)
Changes in operating assets and liabilities:
Accounts receivable	(1,676)	(26,941)	(26,121)
Inventories	(73,403)	(9,729)	(3,652)
Accounts payable and other liabilities	99,956	43,734	(11,760)
Other, net	(886)	(2,067)	(285)

Net cash provided by operating activities	306,520	281,731	222,848

Cash flows from investing activities:
Investment in unconsolidated entity	(63,600)	—	—
Capital expenditures	(17,876)	(43,577)	(23,698)
Proceeds from sale of property and equipment	168	744	760

Net cash used in investing activities	(81,308)	(42,833)	(22,938)

Cash flows from financing activities:
Net repayments under revolving credit agreement	(213,494)	(10,006)	(56,256)
Dividends on Common and Class B common stock	(164,147)	(127,604)	(98,532)
Purchase of additional ownership from non-controlling interest	(42,688)	(42,909)	—
Distributions to non-controlling interest	(42,831)	(38,900)	(39,754)
Repurchases of common stock to satisfy employee withholding tax obligations	(4,674)	(3,975)	(1,465)
Net repayments of other long-term obligations	(19)	(150)	(157)
Excess tax benefits from share-based compensation	—	—	2,422
Net proceeds from issuances of common stock	5,244	5,653	5,957
Proceeds from non-controlling interest for investment in unconsolidated entity	12,720	—	—
Net proceeds from the sale of Common stock	247,744	—	—

Net cash used in financing activities	(202,145)	(217,891)	(187,785)

Effect of foreign exchange rate changes on cash and cash equivalents	1,419	(226)	(1,343)

Net increase in cash and cash equivalents	24,486	20,781	10,782
Cash and cash equivalents at beginning of year	56,010	35,229	24,447

Cash and cash equivalents at end of year	$80,496	$56,010	$35,229

Supplemental cash flow information (Note 19)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Consolidation and Presentation

Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2017, we operated from 560 locations in 37 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

The consolidated financial statements include the accounts of Watsco, all of its wholly-owned subsidiaries and the accounts of three joint ventures with Carrier Corporation (“Carrier”), in each of which Watsco maintains a controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Equity Method Investments

Investments in which we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in other assets in our consolidated balance sheets. Under this method of accounting, our proportionate share of the net income or loss of the investee is included in other income in our consolidated statements of income. The excess, if any, of the carrying amount of our investment over our ownership percentage in the underlying net assets of the investee is attributed to certain fair value adjustments with the remaining portion recognized as goodwill.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2017 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2017 and 2016, the allowance for doubtful accounts totaled $6,049 and $6,169, respectively.

Inventories

Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost using the weighted-average cost basis and the first-in, first-out methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories.

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2017 and 2016, we had $11,621 and $9,926, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Marketable Securities

Investments in marketable equity securities are classified as available-for-sale and are included in other assets in our consolidated balance sheets. These equity securities are recorded at fair value using the specific identification method with unrealized holding gains and losses, net of deferred taxes, included in accumulated other comprehensive loss within shareholders’ equity. Dividend and interest income are recognized in the statements of income when earned.

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

Goodwill and Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, a second step is performed to measure the amount of impairment loss. On January 1, 2018, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

Long-Lived Assets

Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2017 there were no such events or circumstances.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2017, 2016 and 2015, were $24,677, $22,242 and $21,150, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015, were $47,670, $42,809 and $41,345, respectively.

Share-Based Compensation

The fair value of stock option and non-vested restricted stock awards are expensed net of estimated forfeitures on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options (windfall tax benefits) were classified as financing cash flows for the year ended December 31, 2015. Tax benefits resulting from tax deductions in excess of share-based compensation expense realized in 2017 and 2016 are recognized in our provision for income taxes in the consolidated statements of income. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized were credited to paid-in capital in the consolidated balance sheet for the year ended December 31, 2015.

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

Derivative Instruments and Hedging Activity

We have used derivative instruments, including forward and option contracts and swaps, to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. The use of these derivative instruments modifies the exposure of these risks with the intent to reduce the risk or cost to us. We use derivative instruments as risk management tools and not for trading purposes. All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheet at fair value. Cash flows from derivative instruments are classified in the consolidated statements of cash flows in the same category as the cash flows from the items subject to the designated hedge or undesignated (economic) hedge relationships. The hedging designation may be classified as one of the following:

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

See Note 14 for additional information pertaining to derivative instruments.

New Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a standard on revenue recognition that provides a single, comprehensive revenue recognition model for all contracts with customers. The standard is principle-based and provides a five-step model to determine the measurement of revenue and timing of when it is recognized. In 2015 and 2016, the FASB issued various updates to this standard. The standard and its related amendments (collectively, the “New Revenue Standard”) are effective for interim and annual reporting periods beginning after December 15, 2017. The New Revenue Standard is effective for us on January 1, 2018. We will adopt the New Revenue Standard using the modified retrospective approach.

The adoption of the New Revenue Standard will not have a material impact on the amount and timing of our revenue recognition. The New Revenue Standard requires ongoing incremental disclosures, including the disaggregation of revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Measurement of Inventory

In July 2015, the FASB issued guidance that simplifies the measurement of inventory by replacing the lower of cost or market test with a lower of cost and net realizable value test. The guidance applies to all inventory that is measured using first-in, first-out or average cost methods. This guidance must be applied prospectively and became effective for interim and annual reporting periods beginning after December 15, 2016. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Classification of Deferred Taxes

In November 2015, the FASB issued guidance that requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. This guidance may be applied either prospectively or retrospectively and became effective for interim and annual reporting periods beginning after December 15, 2016. The adoption of this guidance on January 1, 2017 using the prospective approach did not have a material impact on our consolidated financial statements.

Financial Instruments

In January 2016, the FASB issued guidance related to certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most prominent among the changes to the standard is the requirement for changes in the fair value of equity investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. This guidance will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings and is effective for interim and annual periods beginning after December 15, 2017. A cumulative-effect adjustment will capture any previously held unrealized gains and losses related to our equity investments carried at fair value. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Leases

In February 2016, the FASB issued guidance on accounting for leases, which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. This guidance will be applied using a modified retrospective approach and is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We will adopt this guidance on January 1, 2019. While we are still evaluating the impact of adopting this guidance on our consolidated financial statements, including the option to elect certain practical expedients, we expect that, upon adoption, the right-of-use assets and lease liabilities recorded could be material to our consolidated balance sheets. However, we do not expect a material impact on our consolidated statements of income.

Intangibles—Goodwill and Other

In January 2017, the FASB issued guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under this updated standard, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity also should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if any. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Stock Compensation

In May 2017, the FASB issued guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued guidance to simplify the accounting for hedging derivatives. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

2. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2017	2016	2015
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$208,221	$182,810	$172,929
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	17,430	14,806	13,634

Earnings allocated to Watsco, Inc. shareholders	$190,791	$168,004	$159,295

Weighted-average common shares outstanding—Basic	32,824,947	32,582,385	32,435,961

Basic earnings per share for Common and Class B common stock	$5.81	$5.16	$4.91

Allocation of earnings for Basic:
Common stock	$175,667	$154,021	$146,037
Class B common stock	15,124	13,983	13,258

	$190,791	$168,004	$159,295

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$208,221	$182,810	$172,929
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	17,427	14,801	13,626

Earnings allocated to Watsco, Inc. shareholders	$190,794	$168,009	$159,303

Weighted-average common shares outstanding—Basic	32,824,947	32,582,385	32,435,961
Effect of dilutive stock options	37,686	34,119	44,395

Weighted-average common shares outstanding—Diluted	32,862,633	32,616,504	32,480,356

Diluted earnings per share for Common and Class B common stock	$5.81	$5.15	$4.90

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2017, 2016 and 2015, our outstanding Class B common stock was convertible into 2,601,996, 2,711,811 and 2,699,710 shares of our Common stock, respectively.

Diluted earnings per share excluded 11,664, 31,839 and 67,014 shares for the years ended December 31, 2017, 2016 and 2015, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

3. OTHER COMPREHENSIVE GAIN (LOSS)

Other comprehensive gain (loss) consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as its functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments and available-for-sale securities. The tax effects allocated to each component of other comprehensive loss were as follows:

Years Ended December 31,	2017	2016	2015
Foreign currency translation adjustment	$15,993	$6,211	$(39,378)

Unrealized (loss) gain on cash flow hedging instruments	(961)	(1,321)	3,716
Income tax benefit (expense)	259	356	(1,003)

Unrealized (loss) gain on cash flow hedging instruments, net of tax	(702)	(965)	2,713

Reclassification of (gain) loss on cash flow hedging instruments into earnings	(491)	442	(2,730)
Income tax expense (benefit)	133	(119)	737

Reclassification of (gain) loss on cash flow hedging instruments into earnings, net of tax	(358)	323	(1,993)

Unrealized gain (loss) on available-for-sale securities	51	27	(12)
Income tax (expense) benefit	(66)	(13)	4

Unrealized (loss) gain on available-for-sale securities, net of tax	(15)	14	(8)

Other comprehensive gain (loss)	$14,918	$5,583	$(38,666)

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2017	2016	2015
Foreign currency translation adjustment:
Beginning balance	$(43,459)	$(47,204)	$(23,623)
Current period other comprehensive gain (loss)	9,960	3,745	(23,581)

Ending balance	(33,499)	(43,459)	(47,204)

Cash flow hedging instruments:
Beginning balance	215	600	168
Current period other comprehensive (loss) income	(421)	(579)	1,628
Less reclassification adjustment	(215)	194	(1,196)

Ending balance	(421)	215	600

Available-for-sale securities:
Beginning balance	(286)	(300)	(292)
Current period other comprehensive (loss) income	(15)	14	(8)

Ending balance	(301)	(286)	(300)

Accumulated other comprehensive loss, net of tax	$(34,221)	$(43,530)	$(46,904)

4. SUPPLIER CONCENTRATION

Purchases from our top ten suppliers comprised 84%, 85% and 84% of all purchases made in 2017, 2016 and 2015, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62% of all purchases made in 2017, 2016 and 2015. See Note 17. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2017	2016
Land	$820	$820
Buildings and improvements	74,486	71,082
Machinery, vehicles and equipment	76,117	74,640
Furniture and fixtures	15,282	15,090
Computer hardware and software	47,377	42,515

	214,082	204,147
Accumulated depreciation and amortization	(122,884)	(113,645)

	$91,198	$90,502

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015, were $16,770, $14,853 and $13,802, respectively.

6. DEBT

We maintain an unsecured, syndicated revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. Effective February 5, 2018, we decreased the borrowing capacity under this credit agreement from $600,000 to $300,000. Included in the credit facility are a $90,000 swingline subfacility, a $10,000 letter of credit subfacility and a $75,000 multicurrency borrowing sublimit. The credit agreement matures on July 1, 2019.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2017), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (0 basis-points at December 31, 2017), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (12.5 basis-points at December 31, 2017).

At December 31, 2017 and 2016, $21,800 and $235,294, respectively, were outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2017.

7. INCOME TAXES

On December 22, 2017, Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The TCJA made broad and complex changes to the U.S. tax code including but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018 and requiring a one-time repatriation transition tax on certain undistributed earnings of foreign subsidiaries. The TCJA also put in place new tax laws that will apply prospectively, which include, but are not limited to, generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries and a new provision designed to tax U.S. allocated expenses as well as currently taxing certain global intangible low-taxed income (“GILTI”) of foreign subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have not yet determined our policy election with respect to whether to record deferred taxes for basis differences expected to reverse as a result of the GILTI provisions in future years, or in the period in which that tax was incurred.

U.S. GAAP requires the impact of tax legislation to be recorded in the period of enactment. As a result, our 2017 effective income tax rate reflects a net income tax benefit of $9,955 attributable to the passage of the TCJA. This amount includes an income tax benefit from the revaluation of U.S. deferred income taxes, partially offset by an estimate for income tax expense to record U.S. federal, state and foreign withholding tax on previously undistributed earnings of our foreign subsidiaries. Due to the enactment date and tax complexities of the TCJA, we have not completed the accounting related to these items. In accordance with Staff Accounting Bulletin 118, provisional amounts have been recorded for the U.S. income tax attributable to the TCJA’s deemed repatriation provision and the revaluation of U.S. deferred taxes. These estimates may be impacted by the need for further analysis and future clarification and guidance regarding available tax accounting methods and elections, earnings and profits computations, and state tax conformity to federal tax changes.

The components of income tax expense from our wholly-owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2017	2016	2015
U.S. Federal	$69,079	$86,719	$85,585
State	10,643	9,801	9,431
Foreign	10,499	9,416	9,661

	$90,221	$105,936	$104,677

Current	$100,956	$103,216	$99,990
Deferred	(10,735)	2,720	4,687

	$90,221	$105,936	$104,677

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly-owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2017	2016	2015
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	2.4	2.3	2.4
Excess tax benefits from share-based compensation	(2.7)	(1.0)	—
Tax effects on foreign income	(1.0)	(0.1)	(0.3)
Tax credits and other	(0.6)	(0.2)	(0.1)
Repatriation transition tax	3.0	—	—
Deferred tax impact of enacted tax rate changes	(6.3)	—	—

Effective income tax rate attributable to Watsco, Inc.	29.8	36.0	37.0
Taxes attributable to non-controlling interest	(3.8)	(5.0)	(5.4)

Effective income tax rate	26.0%	31.0%	31.6%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2017	2016
Deferred tax assets:
Share-based compensation	$18,977	$26,239
Capitalized inventory costs and inventory reserves	2,107	2,301
Allowance for doubtful accounts	929	1,379
Self-insurance reserves	153	500
Other	2,423	2,227
Net operating loss carryforwards	291	209

	24,880	32,855
Valuation allowance	—	—

Total deferred tax assets	24,880	32,855

Deferred tax liabilities:
Deductible goodwill	(67,246)	(88,581)
Depreciation	(5,519)	(5,883)
Other	(5,189)	(1,633)

Total deferred tax liabilities	(77,954)	(96,097)

Net deferred tax liabilities (1)	$(53,074)	$(63,242)

(1)	At December 31, 2017, net deferred tax liabilities have been included in the consolidated balance sheet in deferred income taxes and other liabilities. At December 31, 2016, net current deferred tax assets and liabilities of $5,485 are included in the consolidated balance sheet in other current assets and net long-term deferred tax assets and liabilities of $68,727 are included in the consolidated balance sheet in deferred income taxes and other liabilities.

Prior to enactment of the TCJA, U.S. income taxes had not been provided on undistributed earnings of our foreign subsidiaries as we had intended to reinvest such earnings permanently outside the U.S. or to repatriate such earnings only when it was tax effective to do so. As a result of the enactment of the TCJA, we have provided an estimate related to the repatriation transition tax and foreign withholding tax on certain undistributed earnings of our foreign subsidiaries at December 31, 2017. Our intent going forward is to indefinitely reinvest undistributed earnings outside of the U.S. or to repatriate the earnings only when it is tax effective to do so.

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. As a result of our assessment of the realization of deferred income tax assets, we have concluded that it is more likely than not that all of our deferred income tax assets will be realized and thus no valuation allowance was necessary at both December 31, 2017 and 2016. At December 31, 2017, there were state net operating loss carryforwards of $7,606, which expire in varying amounts from 2018 through 2037. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2017.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2014. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2013.

As of December 31, 2017 and 2016, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $4,225 and $3,695, respectively. Of these totals, $3,457 and $2,573, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2017 and 2016, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $540 and $414, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits are as follows:

Balance at December 31, 2014	$3,719
Additions based on tax positions related to the current year	871
Reductions due to lapse of applicable statute of limitations and tax assessments	(1,077)

Balance at December 31, 2015	3,513
Additions based on tax positions related to the current year	547
Reductions due to lapse of applicable statute of limitations	(365)

Balance at December 31, 2016	3,695
Additions based on tax positions related to the current year	801
Reductions due to lapse of applicable statute of limitations	(271)

Balance at December 31, 2017	$4,225

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

Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) 45,421 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the 2001 Plan as of the date our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 439,534 shares of Common stock, net of cancellations, and 493,522 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2017. As of December 31, 2017, 1,112,365 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2001 Plan expired during 2014; therefore, no additional options may be granted. There were 12,750 options to exercise common stock outstanding under the 2001 Plan at December 31, 2017. Options under the 2001 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2014 Plan and the 2001 Plan as of and for the year ended December 31, 2017:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2016	294,250	$122.80
Granted	179,750	150.35
Exercised	(39,751)	98.05
Forfeited	(34,166)	139.40
Expired	(1,250)	67.25

Options outstanding at December 31, 2017	398,833	$136.44	3.47	$13,401

Options exercisable at December 31, 2017	33,919	$121.65	2.80	$1,641

The following is a summary of non-vested restricted stock activity as of and for the year ended December 31, 2017:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2016	2,898,890	$54.13
Granted	176,899	149.47
Vested	(80,550)	50.05
Forfeited	(10,000)	134.71

Non-vested restricted stock outstanding at December 31, 2017	2,985,239	$51.22

The weighted-average grant date fair value of non-vested restricted stock granted during 2017, 2016 and 2015 was $149.47, $130.01 and $114.55, respectively. The fair value of non-vested restricted stock that vested during 2017, 2016 and 2015 was $11,580, $10,096 and $2,468, respectively.

During 2017, 32,454 shares of Common stock with an aggregate fair market value of $4,664 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2016, 30,413 shares of Common and Class B common stock with an aggregate fair market value of $3,967 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2015, 7,206 shares of Common stock with an aggregate fair market value of $889 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.

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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2017	2016	2015
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.77%	1.24%	1.25%
Expected volatility	17.41%	18.65%	20.96%
Expected dividend yield	2.82%	2.54%	2.29%
Grant date fair value	$17.23	$16.37	$17.17

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2017, 2016 and 2015 was $2,296, $4,123 and $6,691, respectively. Cash received from the exercise of stock options during 2017, 2016 and 2015 was $3,855, $4,447 and $4,850, respectively. During 2017, 2016 and 2015, 350 shares of Common stock with an aggregate fair market value of $53, 348 shares of Common stock with an aggregate fair market value of $51 and 26,006 shares of Class B common stock with an aggregate fair market value of $3,251, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2017	2016	2015
Stock options	$1,451	$1,149	$952
Non-vested restricted stock	11,842	11,170	11,644

Share-based compensation expense	$13,293	$12,319	$12,596

At December 31, 2017, there was $2,703 of unrecognized pre-tax compensation expense related to stock options granted under the 2014 Plan and 2001 Plan, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total fair value of stock options that vested during 2017, 2016 and 2015 was $754, $736 and $856, respectively.

At December 31, 2017, there was $109,297 of unrecognized pre-tax compensation expense related to non-vested restricted stock, which is expected to be recognized over a weighted-average period of approximately 11 years. Of this amount, approximately $59,000 is related to awards granted to our Chief Executive Officer (“CEO”), of which approximately $11,000 and $48,000 vest in approximately 5 and 9 years upon his attainment of age 82 and 86, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2017, we were obligated to issue 42,871 shares of non-vested restricted stock to our CEO that vest in 9 years and 13,779 shares of non-vested restricted stock to our President that vest in 26 years in connection with 2017 performance based incentive compensation.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2017, 2016 and 2015, employees purchased 5,571, 5,956 and 6,463 shares of Common stock at an average price of $144.58, $125.84 and $112.53 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 3,844, 3,442 and 3,183 additional shares during 2017, 2016 and 2015, respectively. We received net proceeds of $1,389, $1,206 and $1,107, respectively, during 2017, 2016 and 2015, for shares of our Common stock purchased under the ESPP. At December 31, 2017, 486,745 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2017, 2016 and 2015, we issued 16,389, 20,045 and 18,343 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $2,428, $2,348 and $1,963, respectively.

9. PURCHASE OF ADDITIONAL OWNERSHIP INTEREST IN JOINT VENTURE

In 2011, we formed a joint venture with Carrier, Carrier Enterprise Northeast LLC, which we refer to as Carrier Enterprise II. Carrier Enterprise II had sales of approximately $545,000 in 2017 from 40 locations in the northeastern United States and 14 locations in Mexico. We initially owned a 60% controlling interest in Carrier Enterprise II. On November 29, 2016, we purchased an additional 10% ownership interest for cash consideration of $42,909, and, on February 13, 2017, we purchased an additional 10% ownership interest for cash consideration of $42,688, which together increased our controlling interest in Carrier Enterprise II to 80%.

10. INVESTMENT IN UNCONSOLIDATED ENTITY

On June 21, 2017, our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, acquired an approximately 35% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor with annual sales of approximately $650,000, operating from 30 locations in the Western U.S. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20% non-controlling interest. Carrier Enterprise I acquired its ownership interest in RSI for cash consideration of $63,600, of which we contributed $50,880 and Carrier contributed $12,720. Carrier Enterprise I entered into a shareholders agreement (the “Shareholders Agreement”) with RSI and its shareholders. Pursuant to the Shareholders Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 35% voting equity interest in RSI and its right to appoint two out of RSI’s six board members, this investment in RSI is accounted for under the equity method.

11. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2015	$378,310
Foreign currency translation adjustment	1,427

Balance at December 31, 2016	379,737
Foreign currency translation adjustment	2,992

Balance at December 31, 2017	$382,729

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2017	2016
Indefinite lived intangible assets—Trade names, trademarks and distribution rights		$125,194	$120,288
Finite lived intangible assets:
Customer relationships	10-15 years	73,053	70,194
Trade name	10 years	1,150	1,150
Non-compete agreements	7 years	—	369
Accumulated amortization		(38,332)	(33,437)

Finite lived intangible assets, net		35,871	38,276

		$161,065	$158,564

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015, were $5,263, $5,213 and $5,315, respectively. Annual amortization of finite lived intangible assets for the next five years is expected to approximate the following:

2018	$4,900
2019	$4,900
2020	$4,900
2021	$4,200
2022	$3,500

12. SHAREHOLDERS’ EQUITY

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2017 or 2016.

At-the-Market Offering Program

On August 23, 2017, we entered into a sales agreement with Robert W. Baird & Co. Inc., which enabled the Company to issue and sell shares of Common stock in one or more negotiated transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $250,000 (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program was registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-207831).

During 2017, we sold 1,498,662 shares of Common stock under the ATM Program for net proceeds of $247,744. Direct costs of $311 incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in capital. As of December 31, 2017, we had completed the offering of shares under the ATM Program. The net proceeds were primarily used to repay outstanding debt and for general corporate purposes.

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2017, 2016 or 2015. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2017, there were 1,129,087 shares remaining authorized for repurchase under the program.

13. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2017 and 2016, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments

At both December 31, 2017 and 2016, we were contingently liable under standby letters of credit aggregating $2,430, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2017 and 2016, we were contingently liable under various performance bonds aggregating approximately $4,000 and $8,000, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

14. DERIVATIVES

We enter into foreign currency forward and option contracts to offset the earnings impact that foreign exchange rate fluctuations would otherwise have on certain monetary liabilities that are denominated in nonfunctional currencies.

Cash Flow Hedging Instruments

We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is 12 months. Accordingly, at December 31, 2017, all of our open foreign currency forward contracts had maturities of one year or less. The total notional value of our foreign currency exchange contracts designated as cash flow hedges at December 31, 2017 was $29,500, and such contracts have varying terms expiring through September 2018.

The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2017	2016
Loss recorded in accumulated other comprehensive loss	$(961)	$(1,321)
Gain (loss) reclassified from accumulated other comprehensive loss into earnings	$(491)	$442

At December 31, 2017, we expected an estimated $962 pre-tax loss to be reclassified into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.

Derivatives Not Designated as Hedging Instruments

We have also entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. The total notional value of our foreign currency exchange contracts not designated as hedging instruments at December 31, 2017 was $11,200, and such contracts have varying terms expiring through August 2018.

We recognized (losses) gains of $(829), $(306) and $2,552 from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2017, 2016 and 2015, respectively.

The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in other current assets and accrued expenses and other current liabilities in our consolidated balance sheets. See Note 15.

	Asset Derivatives		Liability Derivatives
December 31,	2017	2016	2017	2016
Derivatives designated as hedging instruments	$70	$227	$773	$35
Derivatives not designated as hedging instruments	180	14	184	4

Total derivative instruments	$250	$241	$957	$39

15. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2017 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$332	$332	—	—
Derivative financial instruments	Other current assets	$250	—	$250	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$957	—	$957	—

		Total	Fair Value Measurements at December 31, 2016 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	Other assets	$281	$281	—	—
Derivative financial instruments	Other current assets	$241	—	$241	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$39	—	$39	—

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

Derivative financial instruments – these derivatives are foreign currency forward and option contracts. See Note 14. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.

There were no transfers in or out of Level 1 and Level 2 during 2017 or 2016.

16. COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

In December 2015, a purported Watsco shareholder, Nelson Gaskins (the “Plaintiff”), filed a derivative lawsuit in the U.S. District Court for the Southern District of Florida (the “Court”) against Watsco’s Board of Directors. The Company was a nominal defendant. The lawsuit alleged breach of fiduciary duties regarding CEO incentive compensation and sought to recover alleged excessive incentive compensation and unspecified damages. The Court dismissed this action, and the Plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Eleventh Circuit (the “Appellate Court”). In May 2017, the Appellate Court dismissed the Plaintiff’s appeal and the action with prejudice. Neither the Plaintiff nor the Plaintiff’s lawyers received any payment from, or on behalf of, Watsco or its Directors in connection with this lawsuit and the related appeal.

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $2,344 and $2,951 at December 31, 2017 and 2016, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2017, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $4,200. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 13, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2017, there were no other entities that met the definition of a VIE.

Operating Leases

We are obligated under various non-cancelable operating lease agreements for real property, equipment and vehicles used in our operations with varying terms through 2028. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Some of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis over the lease term.

At December 31, 2017, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2018	$69,136
2019	51,645
2020	36,127
2021	22,434
2022	12,985
Thereafter	5,824

Total minimum payments	$198,151

Rental expense for the years ended December 31, 2017, 2016 and 2015, was $84,076, $83,260 and $82,581, respectively.

Purchase Obligations

At December 31, 2017, we were obligated under various non-cancelable purchase orders with our key suppliers for goods aggregating approximately $11,000.

17. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 62% of all inventory purchases made during 2017, 2016 and 2015. At December 31, 2017 and 2016, approximately $75,000 and $63,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2017, 2016 and 2015 included approximately $64,000, $56,000 and $62,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length basis in the ordinary course of business.

A member of our Board of Directors is the Chairman and Chief Executive Officer of Moss & Associates LLC, which serves as general contractor for the remodeling of our Miami headquarters. We paid Moss & Associates LLC $951 and $291 for construction services performed during 2017 and 2016, respectively, and $131 was payable at December 31, 2017.

A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2017, we paid this firm $475 for services performed and $0 was payable at December 31, 2017.

18. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2017	2016	2015
Revenues:
United States	$3,919,684	$3,813,204	$3,710,977
Canada	269,603	267,220	263,908
Mexico	152,668	140,278	138,354

Total revenues	$4,341,955	$4,220,702	$4,113,239

December 31,	2017	2016
Long-Lived Assets:
United States	$540,136	$467,728
Canada	163,944	155,758
Mexico	5,400	5,317

Total long-lived assets	$709,480	$628,803

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, property and equipment, and our investment in an unconsolidated entity.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2017	2016	2015
Interest paid	$5,773	$3,362	$4,993
Income taxes net of refunds	$48,056	$99,006	$103,261

20. SUBSEQUENT EVENTS

On January 2, 2018, our Board of Directors declared a regular quarterly cash dividend of $1.25 per share of Common and Class B common stock that was paid on January 31, 2018 to shareholders of record as of January 16, 2018.

Effective February 5, 2018, we decreased the borrowing capacity under our credit agreement from $600,000 to $300,000. See Note 6.

On February 6, 2018, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.45 per share from $1.25 per share, beginning with the dividend that will be paid in April 2018.

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2017
Revenues (1)	$872,095	$1,275,924	$1,229,591	$964,345	$4,341,955
Gross profit	$218,556	$310,278	$295,895	$240,930	$1,065,659
Net income attributable to Watsco, Inc.	$26,181	$73,756	$65,029	$43,255	$208,221

Earnings per share for Common and Class B common stock (2):
Basic	$0.71	$2.07	$1.82	$1.19	$5.81

Diluted	$0.71	$2.07	$1.82	$1.19	$5.81

Year Ended December 31, 2016
Revenues (1)	$851,424	$1,214,435	$1,241,232	$913,611	$4,220,702
Gross profit	$212,447	$291,861	$302,204	$228,072	$1,034,584
Net income attributable to Watsco, Inc.	$25,537	$64,621	$63,099	$29,553	$182,810

Earnings per share for Common and Class B common stock (2):
Basic	$0.71	$1.82	$1.78	$0.81	$5.16

Diluted	$0.71	$1.82	$1.78	$0.81	$5.15

(1)	Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly evenly distributed throughout the year except for dependence on housing completions and related weather and economic conditions.
(2)	Quarterly and year-to-date earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.

WATSCO, INC. AND SUBSIDIARIES

INFORMATION ON COMMON STOCK

(UNAUDITED)

Our Common stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol WSO. Our Class B common stock is traded on the NYSE under the ticker symbol WSOB. The following table presents the high and low prices of our Common stock and Class B common stock, as reported by the NYSE. Also presented below are dividends paid per share for each quarter during the years ended December 31, 2017 and 2016. At February 23, 2018, there were 216 Common stock registered shareholders and 121 Class B common stock registered shareholders.

	Common		Class B Common		Cash Dividend
	High	Low	High	Low	Common	Class B
Year Ended December 31, 2017:
First quarter	$156.69	$143.00	$153.02	$143.00	$1.05	$1.05
Second quarter	155.46	135.45	157.14	134.10	1.05	1.05
Third quarter	161.07	142.30	160.15	146.26	1.25	1.25
Fourth quarter	171.38	159.30	170.22	160.15	1.25	1.25

Year Ended December 31, 2016:
First quarter	$134.84	$108.09	$131.58	$108.25	$0.85	$0.85
Second quarter	140.69	129.00	139.84	129.17	0.85	0.85
Third quarter	149.64	138.37	148.67	138.85	0.85	0.85
Fourth quarter	159.03	130.88	157.72	131.01	1.05	1.05