Form 10-K, Exhibit 13
period 2018-12-31
WATSCO INC
filed 2019-02-28
CIK 105016

EXHIBIT 13

WATSCO, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for the year ended December 31, 2018.

(In thousands, except per share data)	2018	2017	2016	2015	2014
FOR THE YEAR
Revenues	$4,546,653	$4,341,955	$4,220,702	$4,113,239	$3,944,540
Gross profit	1,120,252	1,065,659	1,034,584	1,007,357	956,402
Operating income	372,082	353,874	345,632	336,748	305,747
Net income	296,529	257,290	235,983	226,524	208,702
Less: net income attributable to non-controlling interest	53,597	49,069	53,173	53,595	57,315

Net income attributable to Watsco, Inc.	$242,932	$208,221	$182,810	$172,929	$151,387

Diluted earnings per share for Common and Class B common stock	$6.49	$5.81	$5.15	$4.90	$4.32
Cash dividends per share:
Common stock	$5.60	$4.60	$3.60	$2.80	$2.00
Class B common stock	$5.60	$4.60	$3.60	$2.80	$2.00
Weighted-average Common and Class B common shares outstanding - Diluted	34,374	32,863	32,617	32,480	32,359
AT YEAR END
Total assets	$2,161,033	$2,046,877	$1,874,649	$1,788,442	$1,791,067
Total long-term obligations	$135,752	$22,085	$235,642	$245,814	$303,885
Total shareholders’ equity	$1,601,713	$1,550,977	$1,251,748	$1,203,721	$1,132,039
Number of employees	5,200	5,200	5,050	4,950	4,950

WATSCO, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook,” “goal,” “designed,” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among others, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures and investments in unconsolidated entities, (iv) financing plans, and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties, and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions, both in the U.S. and in international markets served;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather patterns and conditions;

•	insurance coverage risks;

•	federal, state, and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.

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

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2018.

Company Overview

Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2018, we operated from 571 locations in 37 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

Revenues primarily consist of sales of air conditioning, heating, and refrigeration equipment, and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions, and marketing expenses that are variable and correlate to changes in sales. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts, and facility rent, a majority of which we operate under non-cancelable operating leases.

Sales of residential central air conditioners, heating equipment, and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns, primarily during the Summer and Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly evenly distributed throughout the year and depends largely on housing completions and related weather and economic conditions.

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

The allowance for doubtful accounts was $6.5 million and $6.1 million at December 31, 2018 and 2017, respectively, an increase of $0.4 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2018 increased to 1.7% from 1.3% at December 31, 2017 primarily due to an account in which our exposure is mitigated by credit insurance.

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

Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2019, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

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

The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $620.0 million and $611.3 million at December 31, 2018 and 2017, respectively. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.

Loss Contingencies

Accruals are recorded for various contingencies including self-insurance, legal proceedings, environmental matters, and other claims that arise in the normal course of business. The estimation process contains uncertainty because accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of external legal counsel and actuarially determined estimates. Additionally, we record receivables from third party insurers when recovery has been determined to be probable.

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $2.3 million at both December 31, 2018 and 2017, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. No valuation allowance was recorded at December 31, 2018 or 2017. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

New Accounting Standards

Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recently adopted and to be adopted accounting standards.

Results of Operations

The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.4	75.5	75.5

Gross profit	24.6	24.5	24.5
Selling, general and administrative expenses	16.7	16.5	16.3
Other income	0.2	0.1	—

Operating income	8.2	8.2	8.2
Interest expense, net	0.1	0.1	0.1

Income before income taxes	8.1	8.0	8.1
Income taxes	1.6	2.1	2.5

Net income	6.5	5.9	5.6
Less: net income attributable to non-controlling interest	1.2	1.1	1.3

Net income attributable to Watsco, Inc.	5.3%	4.8%	4.3%

Note: Due to rounding, percentages may not add up to 100.

The following narratives reflect the acquisition of Alert Labs Inc. in August 2018 and the acquisition of an HVAC distributor in November 2018 as well as our ownership interest in Russell Sigler, Inc. (“RSI”), in which we purchased a 34.9% ownership interest in June 2017 and an additional 1.4% ownership interest in June 2018, our additional 10% ownership interest in Carrier Enterprise II, which became effective in February 2017, and our additional 10% ownership interest in Carrier Enterprise II, which became effective in November 2016.

In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, unless they are within close geographical proximity to existing locations, during the immediately preceding 12 months. At December 31, 2018 and 2017, 8 and 3 locations opened, respectively, were near existing locations and were therefore excluded from “same-store basis” information.

The table below summarizes the changes in our locations for 2018 and 2017:

Number of Locations
December 31, 2016	565
Opened	15
Closed	(20)

December 31, 2017	560
Opened	13
Acquired	3
Closed	(5)

December 31, 2018	571

2018 Compared to 2017

Revenues

Revenues for 2018 increased $204.7 million, or 5%, to $4,546.7 million, including $18.8 million from locations opened and acquired during the preceding 12 months, offset by $11.0 million from locations closed. On a same-store basis, revenues increased $196.9 million, or 5%, as compared to 2017, reflecting a 6% increase in sales of HVAC equipment (67% of sales), which included both a 6% increase in residential HVAC equipment and commercial HVAC equipment, a 5% increase in sales of other HVAC products (29% of sales), and flat sales of commercial refrigeration products (4% of sales). The increase in same-store revenues was primarily due to realization of price increases, demand for the replacement of residential and commercial HVAC equipment and a higher mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices.

Gross Profit

Gross profit for 2018 increased $54.6 million, or 5%, to $1,120.3 million, primarily as a result of increased revenues. Gross profit margin improved 10 basis-points to 24.6% in 2018 versus 24.5% in 2017, primarily due to an improvement in selling margins for HVAC equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2018 increased $41.8 million, or 6%, to $757.5 million, primarily due to increased revenues, as well as due to increased costs related to incentive compensation, health-related costs, and ongoing technology initiatives. Selling, general and administrative expenses as a percentage of revenues for 2018 increased to 16.7% versus 16.5% in 2017. On a same-store basis, selling, general and administrative expenses increased 6% as compared to the same period in 2017. The increase in selling, general and administrative expenses as a percentage of revenues was primarily due to our inability to leverage fixed operating costs to the same extent as in 2017.

Other Income

Other income of $9.3 million and $3.9 million for the years ended December 31, 2018 and 2017, respectively, represents our share of the net income of RSI.

Operating Income

Operating income for 2018 increased $18.2 million, or 5%, to $372.1 million. Operating margin remained consistent at 8.2% in 2018 as compared to 2017.

Interest Expense, Net

Interest expense, net, for 2018 decreased $3.6 million, or 57%, to $2.7 million, primarily as a result of a decrease in average outstanding borrowings, partially offset by a higher effective interest rate in 2018, in each case under our revolving credit facility, as compared to 2017.

Income Taxes

Income taxes decreased 19% to $72.8 million and represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings. The effective income tax rates attributable to Watsco were 22.8% and 29.8% for 2018 and 2017, respectively. The decrease was primarily due to the reduction of the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018 as a result of the Tax Cuts and Jobs Act of 2017 (the “TCJA”).

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco in 2018 increased $34.7 million, or 17%, to $242.9 million. The increase was primarily driven by higher revenues and other income, expanded gross margin, lower interest expense, net, and lower income taxes, partially offset by higher selling, general and administrative expenses as a percentage of revenues, as discussed above.

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

Other Income

Other income of $3.9 million for 2017 represents our 34.9% share of the net income of RSI, purchased in June 2017.

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

Income Taxes

Income taxes decreased 15% to $90.2 million and represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings. The effective income tax rates attributable to Watsco were 29.8% and 36.0% for 2017 and 2016, respectively. The 2017 effective income tax rate attributable to us reflects a decrease in income taxes due to the revaluation of our U.S. deferred income taxes, partially offset by an increase in income taxes related to previously undistributed earnings of our foreign subsidiaries because of the TCJA, which was enacted on December 22, 2017. The decrease in 2017’s effective rate also reflects higher share-based payment deductions in 2017 as compared to 2016.

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

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash needed to fund our business (primarily working capital requirements);

•	borrowing capacity under our revolving credit facility;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures and investments in unconsolidated entities;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of common stock repurchases.

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

As of December 31, 2018, we had $82.9 million of cash and cash equivalents, of which $75.5 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax costs or be subject to capital controls; however, these balances are generally available without legal restrictions to fund the ordinary business operations of our foreign subsidiaries.

We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement are sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. LIBOR is the subject of recent proposals for reform. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past. The consequences of these developments with respect to LIBOR cannot be entirely predicted but could result in an increase in the cost of our debt. Disruptions in the credit and capital markets, including a transition away from LIBOR, could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.

Working Capital

Working capital increased 18% to $1,084.2 million at December 31, 2018 from $920.9 million at December 31, 2017, reflecting lower levels of accounts payable and accrued expenses and higher levels of inventories and accounts receivable.

Cash Flows

The following table summarizes our cash flow activity for 2018 and 2017 (in millions):

	2018	2017	Change
Cash flows provided by operating activities	$170.6	$306.5	$(135.9)
Cash flows used in investing activities	$(26.3)	$(81.3)	$55.0
Cash flows used in financing activities	$(139.6)	$(202.1)	$62.5

The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in this Annual Report on Form 10-K.

Operating Activities

The decrease in net cash provided by operating activities was primarily due to the timing of payments for accrued expenses and other current liabilities and higher accounts receivable driven by increased sales, partially offset by higher net income in 2018.

Investing Activities

Net cash used in investing activities was lower due to the purchase of an ownership interest in RSI for $63.6 million in 2017, partially offset by cash consideration for acquisitions and the purchase of an additional ownership interest in RSI in 2018.

Financing Activities

The decrease in net cash used in financing activities was primarily attributable to proceeds borrowed under our revolving credit agreement in 2018 and the purchase of an additional 10% interest in Carrier Enterprise II for $42.7 million in 2017, partially offset by an increase in dividends paid in 2018.

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

Revolving Credit Agreement

On December 5, 2018, we entered into an unsecured, five-year $500.0 million syndicated multicurrency revolving credit agreement, which replaced in its entirety our prior five-year $300.0 million revolving credit agreement, which was nearing maturity. Proceeds from the new facility were used to repay an aggregate of approximately $54.7 million outstanding under the prior facility. Additional proceeds may be used for, among other things, funding seasonal working capital needs and other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $400.0 million at our discretion (which would effectively reduce fees payable in respect of the unused portion of the commitment, as described below). Included in the credit facility are a $100.0 million swingline subfacility, a $10.0 million letter of credit subfacility, a $75.0 million alternative currency borrowing sublimit and an $8.0 million Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2018), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2018), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2018). We paid fees of $0.8 million in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.

At December 31, 2018, $135.2 million was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2018.

Contractual Obligations

As of December 31, 2018, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2019	2020	2021	2022	2023	Thereafter	Total
Operating leases (1)	$70.4	$55.1	$41.3	$28.5	$15.7	$8.3	$219.3
Purchase obligations (2)	35.0	—	—	—	—	—	35.0

Total	$105.4	$55.1	$41.3	$28.5	$15.7	$8.3	$254.3

(1)

Represents future minimum payments associated with real property, vehicles, and equipment under non-cancelable operating leases. Operating expenses that are separate from rental expense that we are committed to pay under certain of these lease agreements are excluded from the table above.

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

We have not included in the contractual obligations table above approximately $4.0 million of net liabilities for unrecognized tax benefits relating to various tax positions we have taken, the timing of which is uncertain.

Commercial obligations outstanding at December 31, 2018 under our revolving credit agreement consisted of borrowings totaling $135.2 million with revolving maturities of seven days.

Off-Balance Sheet Arrangements

Refer to Note 15 to our audited consolidated financial statements contained in this Annual Report on Form 10-K, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds for which we were contingently liable at December 31, 2018. Such discussion is incorporated herein by reference.

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

Investment in Unconsolidated Entity

On June 21, 2017, Carrier Enterprise I acquired a 34.9% ownership interest in RSI, an HVAC distributor operating from 30 locations in the Western U.S. for cash consideration of $63.6 million, of which we contributed $50.9 million, and Carrier contributed $12.7 million. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3%. Total cash consideration of $3.8 million was paid on July 5, 2018, of which we contributed $3.0 million and Carrier contributed $0.8 million. Carrier Enterprise I is a party to a shareholders agreement (the “Shareholders Agreement”) with RSI and its shareholders. Pursuant to the Shareholders Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. At December 31, 2018, the estimated purchase amount we would be contingently liable for is approximately $135.0 million. We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement will be sufficient to purchase any additional ownership interests in RSI.

Acquisitions

On August 23, 2018, one of our wholly owned subsidiaries acquired Alert Labs Inc., a technology company based in Ontario, Canada for cash consideration of $5.9 million and the issuance of 23,873 shares of Common stock having a fair value of $4.0 million, net of a discount for lack of marketability, less $0.2 million related to our previously held equity interest. In addition, 23,230 shares of Common stock having a fair value of $3.0 million were issued into escrow as contingent consideration, all of which are subject to certain performance metrics within a three-year measurement period.

On November 30, 2018, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from three locations in North Carolina.

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

Common Stock Dividends

We paid cash dividends of $5.60, $4.60 and $3.60 per share of Common stock and Class B common stock in 2018, 2017 and 2016, respectively. On January 2, 2019, our Board of Directors declared a regular quarterly cash dividend of $1.60 per share of Common and Class B common stock that was paid on January 31, 2019 to shareholders of record as of January 16, 2019. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan during 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2018, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 3%, respectively, of our total revenues for 2018.

Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign exchange contracts as of December 31, 2018 was $46.8 million, and such contracts have varying terms expiring through September 2019. For the year ended December 31, 2018, foreign currency transaction gains and losses did not have a material impact on our results of operations.

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $1.9 million impact to net income for the year ended December 31, 2018.

Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.

See Note 16 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information on our derivative instruments.

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

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2018 and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $1.4 million. See Note 7 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information about our debt.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Watsco, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Watsco, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

February 28, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Watsco, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Miami, Florida

February 28, 2019

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2018	2017	2016
Revenues	$4,546,653	$4,341,955	$4,220,702
Cost of sales	3,426,401	3,276,296	3,186,118

Gross profit	1,120,252	1,065,659	1,034,584
Selling, general and administrative expenses	757,452	715,671	688,952
Other income	9,282	3,886	—

Operating income	372,082	353,874	345,632
Interest expense, net	2,740	6,363	3,713

Income before income taxes	369,342	347,511	341,919
Income taxes	72,813	90,221	105,936

Net income	296,529	257,290	235,983
Less: net income attributable to non-controlling interest	53,597	49,069	53,173

Net income attributable to Watsco, Inc.	$242,932	$208,221	$182,810

Earnings per share for Common and Class B common stock:
Basic	$6.50	$5.81	$5.16

Diluted	$6.49	$5.81	$5.15

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2018	2017	2016
Net income	$296,529	$257,290	$235,983
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(20,493)	15,993	6,211
Unrealized gain (loss) on cash flow hedging instruments	1,918	(702)	(965)
Reclassification of (gain) loss on cash flow hedging instruments into earnings	(157)	(358)	323
Unrealized (loss) gain on equity securities	—	(15)	14

Other comprehensive (loss) income	(18,732)	14,918	5,583
Comprehensive income	277,797	272,208	241,566
Less: comprehensive income attributable to non-controlling interest	46,913	54,678	55,382

Comprehensive income attributable to Watsco, Inc.	$230,884	$217,530	$186,184

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$82,894	$80,496
Accounts receivable, net	501,908	478,133
Inventories	837,129	761,314
Other current assets	19,875	17,454

Total current assets	1,441,806	1,337,397

Property and equipment, net	91,046	91,198
Goodwill	391,998	382,729
Intangible assets, net	147,851	161,065
Other assets	88,332	74,488

	$2,161,033	$2,046,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$246	$244
Accounts payable	200,229	230,476
Accrued expenses and other current liabilities	157,091	185,757

Total current liabilities	357,566	416,477

Long-term obligations:
Borrowings under revolving credit agreement	135,200	21,800
Other long-term obligations, net of current portion	552	285

Total long-term obligations	135,752	22,085

Deferred income taxes and other liabilities	66,002	57,338

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 36,952,762 and 36,825,128 shares outstanding at December 31, 2018 and 2017, respectively	18,476	18,412
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,381,132 and 5,275,838 shares outstanding at December 31, 2018 and 2017, respectively	2,691	2,638
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	832,121	804,008
Accumulated other comprehensive loss, net of tax	(45,968)	(34,221)
Retained earnings	627,969	594,556
Treasury stock, at cost, 4,823,988 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2018 and 2017, respectively	(87,440)	(87,440)

Total Watsco, Inc. shareholders’ equity	1,347,849	1,297,953
Non-controlling interest	253,864	253,024

Total shareholders’ equity	1,601,713	1,550,977

	$2,161,033	$2,046,877

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2015	35,311,493	$20,841	$602,522	$(46,904)	$495,276	$(114,425)	$246,411	$1,203,721
Net income					182,810		53,173	235,983
Other comprehensive gain				3,374			2,209	5,583
Issuances of non-vested restricted shares of common stock	183,144	92	(92)					—
Forfeitures of non-vested restricted shares of common stock	(26,000)	(13)	13					—
Common stock contribution to 401(k) plan	20,045	10	2,338					2,348
Stock issuances from exercise of stock options and employee stock purchase plan	72,482	36	5,660					5,696
Retirement of common stock	(30,761)	(15)	(4,003)					(4,018)
Share-based compensation			11,848					11,848
Cash dividends declared and paid on Common and Class B common stock, $3.60 per share					(127,604)			(127,604)
Decrease in non-controlling interest in Carrier Enterprise II			(25,936)				(16,973)	(42,909)
Distributions to non-controlling interest							(38,900)	(38,900)

Balance at December 31, 2016	35,530,403	20,951	592,350	(43,530)	550,482	(114,425)	245,920	1,251,748

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2016	35,530,403	20,951	592,350	(43,530)	550,482	(114,425)	245,920	1,251,748
Net income					208,221		49,069	257,290
Other comprehensive gain				9,309			5,609	14,918
Issuances of non-vested restricted shares of common stock	176,899	88	(88)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	16,389	8	2,420					2,428
Stock issuances from exercise of stock options and employee stock purchase plan	49,166	24	5,263					5,287
Retirement of common stock	(32,804)	(16)	(4,701)					(4,717)
Share-based compensation			13,536					13,536
Net proceeds from the sale of Common stock	1,498,662		220,448			26,985		247,433
Cash dividends declared and paid on Common and Class B common stock, $4.60 per share					(164,147)			(164,147)
Investment in unconsolidated entity							12,720	12,720
Decrease in non-controlling interest in Carrier Enterprise II			(25,225)				(17,463)	(42,688)
Distributions to non-controlling interest							(42,831)	(42,831)

Balance at December 31, 2017	37,228,715	21,050	804,008	(34,221)	594,556	(87,440)	253,024	1,550,977

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2017	37,228,715	21,050	804,008	(34,221)	594,556	(87,440)	253,024	1,550,977
Cumulative-effect adjustment				301	(301)			—
Net income					242,932		53,597	296,529
Other comprehensive loss				(12,048)			(6,684)	(18,732)
Issuances of non-vested restricted shares of common stock	142,865	71	(71)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	17,318	9	2,936					2,945
Stock issuances from exercise of stock options and employee stock purchase plan	64,423	32	7,820					7,852
Retirement of common stock	(28,781)	(14)	(5,030)					(5,044)
Share-based compensation			15,631					15,631
Cash dividends declared and paid on Common and Class B common stock, $5.60 per share					(209,218)			(209,218)
Common stock issued for Alert Labs Inc.	47,103	24	6,822					6,846
Investment in unconsolidated entity							752	752
Distributions to non-controlling interest							(46,825)	(46,825)

Balance at December 31, 2018	37,461,643	$21,167	$832,121	$(45,968)	$627,969	$(87,440)	$253,864	$1,601,713

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2018	2017	2016
Cash flows from operating activities:
Net income	$296,529	$257,290	$235,983
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,095	22,033	20,066
Share-based compensation	15,508	13,293	12,319
Deferred income tax provision (benefit)	8,290	(10,735)	2,720
Non-cash contribution to 401(k) plan	2,945	2,428	2,348
Provision for doubtful accounts	2,619	1,991	3,487
Loss (gain) on sale of property and equipment	27	115	(189)
Other income from investment in unconsolidated entity	(9,282)	(3,886)	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(28,831)	(1,676)	(26,941)
Inventories	(78,954)	(73,403)	(9,729)
Accounts payable and other liabilities	(57,398)	99,956	43,734
Other, net	(2,991)	(886)	(2,067)

Net cash provided by operating activities	170,557	306,520	281,731

Cash flows from investing activities:
Capital expenditures	(17,153)	(17,876)	(43,577)
Business acquisitions, net of cash acquired	(5,626)	—	—
Investment in unconsolidated entity	(3,760)	(63,600)	—
Proceeds from sale of property and equipment	228	168	744

Net cash used in investing activities	(26,311)	(81,308)	(42,833)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(209,218)	(164,147)	(127,604)
Distributions to non-controlling interest	(46,825)	(42,831)	(38,900)
Net repayments under prior revolving credit agreement	(21,800)	(213,494)	(10,006)
Repurchases of common stock to satisfy employee withholding tax obligations	(3,782)	(4,674)	(3,975)
Payment of fees related to revolving credit agreement	(790)	—	—
Net proceeds from the sale of Common stock	—	247,744	—
Purchase of additional ownership from non-controlling interest	—	(42,688)	(42,909)
Net proceeds (repayments) of other long-term obligations	269	(19)	(150)
Proceeds from non-controlling interest for investment in unconsolidated entity	752	12,720	—
Net proceeds from issuances of common stock	6,591	5,244	5,653
Net proceeds under current revolving credit agreement	135,200	—	—

Net cash used in financing activities	(139,603)	(202,145)	(217,891)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,245)	1,419	(226)

Net increase in cash and cash equivalents	2,398	24,486	20,781
Cash and cash equivalents at beginning of year	80,496	56,010	35,229

Cash and cash equivalents at end of year	$82,894	$80,496	$56,010

Supplemental cash flow information (Note 21)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Consolidation and Presentation

Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2018, we operated from 571 locations in 37 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, inventories and income taxes, reserves related to loss contingencies and the valuation of goodwill, indefinite lived intangible assets and long-lived assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.

Cash Equivalents

All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2018 and 2017, the allowance for doubtful accounts totaled $6,503 and $6,049, respectively.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2018 and 2017, we had $11,603 and $11,621, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year.

Equity Securities

Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Unrealized holding gains and losses, net of deferred taxes, were included in accumulated other comprehensive loss within shareholders’ equity for 2017 and 2016. For 2018, changes in the fair value of equity securities were recognized through income rather than comprehensive income. Dividend and interest income are recognized in the statements of income when earned.

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

Goodwill and Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, a second step is performed to measure the amount of impairment loss. On January 1, 2019, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

Intangible assets primarily consist of the value of trade names and trademarks, distributor agreements, customer relationships and patented and unpatented technology. Indefinite lived intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Finite lived intangible assets are amortized using the straight-line method over their respective estimated useful lives.

We perform our annual impairment tests each year and have determined there to be no impairment for any of the periods presented. There were no events or circumstances identified from the date of our assessment that would require an update to our annual impairment tests.

Long-Lived Assets

Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2018 there were no such events or circumstances.

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

Revenue Recognition

Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products; therefore, we satisfy our performance obligation under such contracts when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than 1% of our consolidated revenues for 2018.

Revenue is recognized when control transfers to our customers when products are picked up or via shipment of products or delivery of services. We measure revenue as the amount of consideration we expect to be entitled to receive in exchange for those goods or services, net of any variable considerations (e.g., rights to return product, sales incentives, others) and any taxes collected from customers and subsequently remitted to governmental authorities. Revenue for shipping and handling charges is recognized when products are delivered to the customer.

Product Returns

We estimate product returns based on historical experience and record them on a gross basis on our balance sheet. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns of $11,275 at December 31, 2018 were included in accrued expenses and other current liabilities in our consolidated balance sheet.

Sales Incentives

We estimate sales incentives expected to be paid over the term of the program based on the most likely amounts. Sales incentives are accounted for as a reduction in the transaction price and are generally paid on an annual basis.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2018, 2017 and 2016, were $16,520, $24,677 and $22,242, respectively. See Note 2.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products is included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2018, 2017 and 2016, were $51,741, $47,670 and $42,809, respectively.

Share-Based Compensation

The fair value of stock option and non-vested restricted stock awards are expensed net of estimated forfeitures on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Tax benefits resulting from tax deductions in excess of share-based compensation expense are recognized in our provision for income taxes in our consolidated statements of income.

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

See Note 16 for additional information pertaining to derivative instruments.

Loss Contingencies

Accruals are recorded for various contingencies including self-insurance, legal proceedings, environmental matters, and other claims that arise in the normal course of business. The estimation process contains uncertainty because accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of external legal counsel and actuarially determined estimates. Additionally, we record receivables from third party insurers when recovery has been determined to be probable.

Recently Adopted Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a standard on revenue recognition that provides a single, comprehensive revenue recognition model for all contracts with customers. The standard is principle-based and provides a five-step model to determine the measurement of revenue and timing of when it is recognized. In 2015 and 2016, the FASB issued several updates to this standard. The adoption of this standard and its related amendments (collectively, the “New Revenue Standard”) on January 1, 2018 did not result in the recognition of a cumulative adjustment to opening retained earnings under the modified retrospective approach, nor did it have a significant impact on our consolidated net income, balance sheet or cash flow. See Note 2.

Financial Instruments

In January 2016, the FASB issued guidance related to certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most prominent among the changes to the standard is the requirement that changes in the fair value of equity investments, with certain exceptions, be recognized through net income rather than other comprehensive income. This guidance must be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings and became effective for interim and annual periods beginning after December 15, 2017. The adoption of this guidance did not have a material impact on our consolidated financial statements. A cumulative-effect adjustment captured the previously held unrealized losses of $301 related to our equity securities carried at fair value. See Note 4.

Stock Compensation

In May 2017, the FASB issued guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance must be applied prospectively and became effective for interim and annual periods beginning after December 15, 2017. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued guidance to simplify the accounting for hedging derivatives. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We elected to adopt this guidance during the quarter ended June 30, 2018, which did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

Leases

In February 2016, the FASB issued guidance on accounting for leases, which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. In July 2018, updated guidance was issued which provides an additional transition method of adoption that allows entities to initially apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. We adopted this standard and its related amendments (collectively, the “New Lease Standard”) on January 1, 2019, using this additional transition method, and we have elected the available practical expedients upon adoption.

Although we continue to evaluate the impact of the New Lease Standard on our consolidated balance sheet, we do not expect that it will have a material impact on our consolidated statements of income. Following adoption of the New Lease Standard, we record a right-of-use (“ROU”) asset and lease liability, representing our obligation to make lease payments for operating leases greater than one year in duration, measured on a discounted basis. We expect that the ROU asset and lease liability recorded will be approximately 10% of our total assets. In preparation for the adoption, we are implementing business processes and controls over the financial reporting of leases, which will facilitate our reporting under the New Lease Standard in the first quarter of 2019. See Note 18, under the caption “Operating Leases,” for our minimum lease commitments at December 31, 2018.

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

Disclosure Update and Simplification

In August 2018, the Securities and Exchange Commission (“SEC”) issued the final rule under SEC Release No. 33-10532, “Disclosure Update and Simplification,” that amends certain of its disclosure requirements that have become redundant, duplicative, overlapping, outdated or superseded. The amendments include removing the requirement to disclose information on geographic regions from the Description of Business section of Form 10-K and replacing the requirement that a registrant disclose the high and low trading prices of entity’s ordinary shares with a requirement to disclose the ticker symbol of its shares. Additionally, the final rule extends to interim periods the annual disclosure requirement of presenting changes in each caption of stockholders’ equity and the amount of dividends per share. These disclosures are required to be provided for the current and comparative year-to-date interim periods. The final rule is effective for all filings on or after November 5, 2018. We have adopted all relevant disclosure requirements for our Annual Report on Form 10-K for the year ended December 31, 2018.

2. REVENUES

We adopted the New Revenue Standard on January 1, 2018 using the modified retrospective approach. The New Revenue Standard did not have an impact on the amount or timing of our revenue recognition; however, certain payments to customers were reclassified from advertising expenses to a reduction from revenues, resulting in an immaterial impact to the individual financial statement line items of our consolidated statements of income. Results for reporting periods beginning on and after January 1, 2018 are presented under the New Revenue Standard, while prior period results have not been adjusted and continue to be reported under the accounting standards in effect for those periods.

Disaggregation of Revenues

The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2018	2017(1)	2016(1)
Primary Geographical Regions:
United States	$4,126,639	$3,919,684	$3,813,204
Canada	291,685	269,603	267,220
Mexico	128,329	152,668	140,278

	$4,546,653	$4,341,955	$4,220,702

Major Product Lines:
HVAC equipment	67%	67%	66%
Other HVAC products	29%	28%	29%
Commercial refrigeration products	4%	5%	5%

	100%	100%	100%

(1)	As noted above, prior period amounts have not been adjusted under the modified retrospective method and remain as originally reported for such periods.

Practical Expedients

We generally expense sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

3. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2018	2017	2016
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$242,932	$208,221	$182,810
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	19,792	17,430	14,806

Earnings allocated to Watsco, Inc. shareholders	$223,140	$190,791	$168,004

Weighted-average common shares outstanding - Basic	34,319,890	32,824,947	32,582,385

Basic earnings per share for Common and Class B common stock	$6.50	$5.81	$5.16

Allocation of earnings for Basic:
Common stock	$206,355	$175,667	$154,021
Class B common stock	16,785	15,124	13,983

	$223,140	$190,791	$168,004

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$242,932	$208,221	$182,810
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	19,788	17,427	14,801

Earnings allocated to Watsco, Inc. shareholders	$223,144	$190,794	$168,009

Weighted-average common shares outstanding - Basic	34,319,890	32,824,947	32,582,385
Effect of dilutive stock options	54,379	37,686	34,119

Weighted-average common shares outstanding - Diluted	34,374,269	32,862,633	32,616,504

Diluted earnings per share for Common and Class B common stock	$6.49	$5.81	$5.15

Diluted earnings per share for our Common stock assumes the conversion of all of our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2018, 2017 and 2016, our outstanding Class B common stock was convertible into 2,581,627, 2,601,996 and 2,711,811 shares of our Common stock, respectively.

Diluted earnings per share excluded 74,270, 11,664 and 31,839 shares for the years ended December 31, 2018, 2017 and 2016, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

4. OTHER COMPREHENSIVE (LOSS) INCOME

Other comprehensive (loss) income consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments and equity securities. The tax effects allocated to each component of other comprehensive (loss) income were as follows:

Years Ended December 31,	2018	2017	2016
Foreign currency translation adjustment	$(20,493)	$15,993	$6,211

Unrealized gain (loss) on cash flow hedging instruments	2,627	(961)	(1,321)
Income tax (expense) benefit	(709)	259	356

Unrealized gain (loss) on cash flow hedging instruments, net of tax	1,918	(702)	(965)

Reclassification of (gain) loss on cash flow hedging instruments into earnings	(215)	(491)	442
Income tax expense (benefit)	58	133	(119)

Reclassification of (gain) loss on cash flow hedging instruments into earnings, net of tax	(157)	(358)	323

Unrealized gain on equity securities	—	51	27
Income tax expense	—	(66)	(13)

Unrealized (loss) gain on equity securities, net of tax	—	(15)	14

Other comprehensive (loss) income	$(18,732)	$14,918	$5,583

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2018	2017	2016
Foreign currency translation adjustment:
Beginning balance	$(33,499)	$(43,459)	$(47,204)
Current period other comprehensive (loss) income	(13,105)	9,960	3,745

Ending balance	(46,604)	(33,499)	(43,459)

Cash flow hedging instruments:
Beginning balance	(421)	215	600
Current period other comprehensive income (loss)	1,151	(421)	(579)
Reclassification adjustment	(94)	(215)	194

Ending balance	636	(421)	215

Equity securities:
Beginning balance	(301)	(286)	(300)
Cumulative-effect adjustment to retained earnings	301	—	—
Current period other comprehensive (loss) income	—	(15)	14

Ending balance	—	(301)	(286)

Accumulated other comprehensive loss, net of tax	$(45,968)	$(34,221)	$(43,530)

5. SUPPLIER CONCENTRATION

Purchases from our top ten suppliers comprised 84%, 84% and 85% of all purchases made in 2018, 2017 and 2016, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62% of all purchases made in 2018, 2017 and 2016. See Note 19. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.

6. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2018	2017
Land	$820	$820
Buildings and improvements	75,308	74,486
Machinery, vehicles and equipment	79,002	76,117
Furniture and fixtures	16,782	15,282
Computer hardware and software	50,853	47,377

	222,765	214,082
Accumulated depreciation and amortization	(131,719)	(122,884)

	$91,046	$91,198

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2018, 2017 and 2016, were $16,747, $16,770 and $14,853, respectively.

7. DEBT

On December 5, 2018, we entered into an unsecured, five-year $500,000 syndicated multicurrency revolving credit agreement, which replaced in its entirety our prior five-year $300,000 revolving credit agreement, which was nearing maturity. Proceeds from the new facility were used to repay an aggregate of approximately $54,700 outstanding under the prior facility. Additional proceeds may be used for, among other things, funding seasonal working capital needs and other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $400,000 at our discretion (which would effectively reduce fees payable in respect of the unused portion of the commitment, as described below). Included in the credit facility are a $100,000 swingline subfacility, a $10,000 letter of credit subfacility, a $75,000 alternative currency borrowing sublimit and an $8,000 Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2018), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2018), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2018). We paid fees of $790 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.

At December 31, 2018, $135,200 was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2018.

8. INCOME TAXES

On December 22, 2017, Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The TCJA made broad and complex changes to the U.S. tax code including but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018 and requiring a one-time repatriation transition tax on certain undistributed earnings of foreign subsidiaries. The TCJA also put in place new tax laws that applied prospectively, which included, but were not limited to, generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries and a new provision designed to tax U.S. allocated expenses as well as currently taxing certain global intangible low-taxed income (“GILTI”) of foreign subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense.

U.S. GAAP requires the impact of tax legislation to be recorded in the period of enactment. We recognized the tax effects of the TCJA for the year ended December 31, 2017 and recorded a provisional net income tax benefit of $9,955. This amount included an income tax benefit from the revaluation of U.S. deferred income taxes, partially offset by an estimate for income tax expense to record U.S. federal, state and foreign withholding tax on previously undistributed earnings of our foreign subsidiaries. We applied the guidance in Staff Accounting Bulletin 118 when accounting for the enactment-date effects of the TCJA. As of December 31, 2018, we have completed our accounting for all the enactment-date income tax effects of the TCJA. In 2018, we increased our previously estimated net income tax benefit by $1,819 to $11,774, following the refinement of estimated U.S. federal and state income taxes on previously undistributed earnings of our foreign subsidiaries.

The components of income tax expense from our wholly owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2018	2017	2016
U.S. Federal	$54,345	$69,079	$86,719
State	11,631	10,643	9,801
Foreign	6,837	10,499	9,416

	$72,813	$90,221	$105,936

Current	$64,523	$100,956	$103,216
Deferred	8,290	(10,735)	2,720

	$72,813	$90,221	$105,936

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2018	2017	2016
U.S. federal statutory rate	21.0%	35.0%	35.0%
State income taxes, net of federal benefit and other	3.6	2.4	2.3
Excess tax benefits from share-based compensation	(2.0)	(2.7)	(1.0)
Tax effects on foreign income	0.5	(1.0)	(0.1)
GILTI	0.3	—	—
Tax credits and other	—	(0.6)	(0.2)
Repatriation transition tax	(0.9)	3.0	—
Deferred tax impact of enacted tax rate changes	0.3	(6.3)	—

Effective income tax rate attributable to Watsco, Inc.	22.8	29.8	36.0
Taxes attributable to non-controlling interest	(3.1)	(3.8)	(5.0)

Effective income tax rate	19.7%	26.0%	31.0%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2018	2017
Deferred tax assets:
Share-based compensation	$21,517	$18,977
Capitalized inventory costs and inventory reserves	2,151	2,107
Allowance for doubtful accounts	1,057	929
Self-insurance reserves	206	153
Other	2,486	2,423
Net operating loss carryforwards	484	291

	27,901	24,880
Valuation allowance	—	—

Total deferred tax assets	27,901	24,880

Deferred tax liabilities:
Deductible goodwill	(69,600)	(67,246)
Depreciation	(10,695)	(5,519)
Other	(8,516)	(5,189)

Total deferred tax liabilities	(88,811)	(77,954)

Net deferred tax liabilities (1)	$(60,910)	$(53,074)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Prior to enactment of the TCJA, U.S. income taxes had not been provided on undistributed earnings of our foreign subsidiaries as we had intended to reinvest such earnings permanently outside the U.S. or to repatriate such earnings only when it was tax effective to do so. The TCJA one-time repatriation transition tax and GILTI liabilities effectively taxed the undistributed earnings previously deferred from U.S. Federal income taxes. As of December 31, 2018, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $93,000. Any additional taxes due with respect to such previously-taxed earnings, if repatriated, would generally be limited to foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously-taxed foreign earnings and therefore have not recorded deferred taxes for foreign withholding on such earnings. The amount of foreign withholding that might be payable on the remaining amounts at December 31, 2018 is not material.

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. As a result of our assessment of the realization of deferred income tax assets, we have concluded that it is more likely than not that all of our deferred income tax assets will be realized and thus no valuation allowance was necessary at both December 31, 2018 and 2017. At December 31, 2018, there were state net operating loss carryforwards of $8,263, which expire in varying amounts from 2019 through 2038. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2018.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2015. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2014.

As of December 31, 2018 and 2017, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $4,902 and $4,225, respectively. Of these totals, $3,997 and $3,457, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2018 and 2017, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $755 and $540, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits are as follows:

Balance at December 31, 2015	$3,513
Additions based on tax positions related to the current year	547
Reductions due to lapse of applicable statute of limitations and tax assessments	(365)

Balance at December 31, 2016	3,695
Additions based on tax positions related to the current year	801
Reductions due to lapse of applicable statute of limitations	(271)

Balance at December 31, 2017	4,225
Additions based on tax positions related to the current year	960
Reductions due to lapse of applicable statute of limitations	(283)

Balance at December 31, 2018	$4,902

9. SHARE-BASED COMPENSATION AND BENEFIT PLANS

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

Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) 45,421 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the 2001 Plan as of the date our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 601,252 shares of Common stock, net of cancellations, and 626,387 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2018. As of December 31, 2018, 817,782 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2001 Plan expired during 2014; therefore, no additional options may be granted. There were 1,000 options to exercise common stock outstanding under the 2001 Plan at December 31, 2018. Options under the 2001 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2014 Plan and the 2001 Plan as of and for the year ended December 31, 2018:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2017	398,833	$136.44
Granted	188,550	173.48
Exercised	(54,934)	114.09
Forfeited	(26,832)	155.83
Expired	(1,000)	122.62

Options outstanding at December 31, 2018	504,617	$151.71	3.31	$1,733

Options exercisable at December 31, 2018	71,487	$135.89	2.13	$826

The following is a summary of non-vested restricted stock activity as of and for the year ended December 31, 2018:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2017	2,985,239	$51.22
Granted	142,865	167.06
Vested	(55,502)	66.52
Forfeited	(10,000)	142.52

Non-vested restricted stock outstanding at December 31, 2018	3,062,602	$48.72

The weighted-average grant date fair value of non-vested restricted stock granted during 2018, 2017 and 2016 was $167.06, $149.47 and $130.01, respectively. The fair value of non-vested restricted stock that vested during 2018, 2017 and 2016 was $9,637, $11,580 and $10,096, respectively.

During 2018, 21,754 shares of Common and Class B common stock with an aggregate fair market value of $3,775 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2017, 32,454 shares of Common stock with an aggregate fair market value of $4,664 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2016, 30,413 shares of Common and Class B common stock with an aggregate fair market value of $3,967 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.

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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2018	2017	2016
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	2.69%	1.77%	1.24%
Expected volatility	17.11%	17.41%	18.65%
Expected dividend yield	3.13%	2.82%	2.54%
Grant date fair value	$20.05	$17.23	$16.37

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2018, 2017 and 2016 was $3,500, $2,296 and $4,123, respectively. Cash received from the exercise of stock options during 2018, 2017 and 2016 was $5,006, $3,855 and $4,447, respectively. During 2018, 2017 and 2016, 7,027 shares of Common stock with an aggregate fair market value of $1,269, 350 shares of Common stock with an aggregate fair market value of $53 and 348 shares of Common stock with an aggregate fair market value of $51, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2018	2017	2016
Stock options	$2,014	$1,451	$1,149
Non-vested restricted stock	13,494	11,842	11,170

Share-based compensation expense	$15,508	$13,293	$12,319

At December 31, 2018, there was $3,598 of unrecognized pre-tax compensation expense related to stock options granted under the 2014 Plan, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total fair value of stock options that vested during 2018, 2017 and 2016 was $1,607, $754 and $736, respectively.

At December 31, 2018, there was $118,124 of unrecognized pre-tax compensation expense related to non-vested restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.2 years. Of this amount, approximately $56,000 is related to awards granted to our Chief Executive Officer (“CEO”), of which approximately $9,000, $42,000 and $5,000 vest in approximately 4, 8 and 10 years upon his attainment of age 82, 86 and 88, respectively, and approximately $13,000 is related to awards granted to our President, of which approximately $12,000 and $1,000 vest in approximately 25 and 27 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2018, we were obligated to issue 45,752 shares of non-vested restricted stock to our CEO that vest in 10 years and 23,297 shares of non-vested restricted stock to our President that vest in 25 years in connection with performance based incentive compensation.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2018, 2017 and 2016, employees purchased 5,151, 5,571 and 5,956 shares of Common stock at an average price of $168.21, $144.58 and $125.84 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 4,338, 3,844 and 3,442 additional shares during 2018, 2017 and 2016, respectively. We received net proceeds of $1,585, $1,389 and $1,206, respectively, during 2018, 2017 and 2016, for shares of our Common stock purchased under the ESPP. At December 31, 2018, 477,256 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2018, 2017 and 2016, we issued 17,318, 16,389 and 20,045 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $2,945, $2,428 and $2,348, respectively.

10. PURCHASE OF ADDITIONAL OWNERSHIP INTEREST IN JOINT VENTURE

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

11. INVESTMENT IN UNCONSOLIDATED ENTITY

On June 21, 2017, our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, acquired a 34.9% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor with 2018 sales of approximately $770,000, operating from 30 locations in the Western U.S. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20% non-controlling interest. Carrier Enterprise I acquired its ownership interest in RSI for cash consideration of $63,600, of which we contributed $50,880, and Carrier contributed $12,720. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3% for cash consideration of $3,760, of which we contributed $3,008 and Carrier contributed $752. Carrier Enterprise I is a party to a shareholders agreement (the “Shareholders Agreement”) with RSI and its shareholders. Pursuant to the Shareholders Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 36.3% ownership interest in RSI and its right to appoint two out of RSI’s six board members, this investment in RSI is accounted for under the equity method.

12. ACQUISITIONS

On August 23, 2018, one of our wholly owned subsidiaries acquired Alert Labs Inc., a technology company based in Ontario, Canada for cash consideration of $5,889 and the issuance of 23,873 shares of Common stock having a fair value of $3,991, net of a discount for lack of marketability, less $171 related to our previously held equity interest. In addition, 23,230 shares of Common stock having a fair value of $3,026 were issued into escrow as contingent consideration, all of which are subject to certain performance metrics within a three-year measurement period. The purchase price resulted in the recognition of $14,941 in goodwill and intangibles. The fair value of the identified intangible assets was $1,640 and consisted of $1,600 in patented and unpatented technologies and $40 in customer relationships to be amortized over a seven year period. The tax basis of the acquired goodwill recognized is not deductible for income tax purposes.

On November 30, 2018, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from three locations in North Carolina.

The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the acquisitions were not deemed significant to the consolidated financial statements.

13. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2016	$379,737
Foreign currency translation adjustment	2,992

Balance at December 31, 2017	382,729
Acquired goodwill	13,301
Foreign currency translation adjustment	(4,032)

Balance at December 31, 2018	$391,998

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2018	2017
Indefinite lived intangible assets - Trade names, trademarks and distribution rights		$119,188	$125,194
Finite lived intangible assets:
Customer relationships	10-15 years	69,593	73,053
Patented and unpatented technology	7 years	1,600	—
Trade name	10 years	1,150	1,150
Accumulated amortization		(43,680)	(38,332)

Finite lived intangible assets, net		28,663	35,871

		$147,851	$161,065

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2018, 2017 and 2016, were $5,348, $5,263 and $5,213, respectively. Annual amortization of finite lived intangible assets for the next five years is expected to approximate the following:

2019	$5,000
2020	$5,000
2021	$4,200
2022	$3,400
2023	$2,800

14. SHAREHOLDERS’ EQUITY

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2018 or 2017.

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

Stock Repurchase Plan

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2018, 2017 or 2016. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2018, there were 1,129,087 shares remaining authorized for repurchase under the program.

15. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2018 and 2017, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.

Off-Balance Sheet Financial Instruments

At December 31, 2018 and 2017, we were contingently liable under standby letters of credit aggregating $1,222 and $2,430, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2018 and 2017, we were contingently liable under various performance bonds aggregating approximately $3,600 and $4,000, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

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

16. DERIVATIVES

We enter into foreign currency forward and option contracts to offset the earnings impact that foreign exchange rate fluctuations would otherwise have on certain monetary liabilities that are denominated in nonfunctional currencies.

Cash Flow Hedging Instruments

We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is 12 months. Accordingly, at December 31, 2018, all of our open foreign currency forward contracts had maturities of one year or less. The total notional value of our foreign currency exchange contracts designated as cash flow hedges at December 31, 2018 was $40,000, and such contracts have varying terms expiring through September 2019.

The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2018	2017
Gain (loss) recorded in accumulated other comprehensive loss	$2,627	$(961)
(Gain) loss reclassified from accumulated other comprehensive loss into earnings	$(215)	$(491)

At December 31, 2018, we expected an estimated $1,450 pre-tax gain to be reclassified into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.

Derivatives Not Designated as Hedging Instruments

We have also entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. The total notional value of our foreign currency exchange contracts not designated as hedging instruments at December 31, 2018 was $6,800, and such contracts have varying terms expiring through February 2019.

We recognized gains (losses) of $129, $(829) and $(306) from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2018, 2017 and 2016, respectively.

The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in other current assets and accrued expenses and other current liabilities in our consolidated balance sheets. See Note 17.

	Asset Derivatives		Liability Derivatives
December 31,	2018	2017	2018	2017
Derivatives designated as hedging instruments	$1,262	$70	$3	$773
Derivatives not designated as hedging instruments	58	180	11	184

Total derivative instruments	$1,320	$250	$14	$957

17. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2018 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Derivative financial instruments	Other current assets	$1,320	—	$1,320	—
Equity securities	Other assets	$279	$279	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$14	—	$14	—

		Total	Fair Value Measurements at December 31, 2017 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Derivative financial instruments	Other current assets	$250	—	$250	—
Equity securities	Other assets	$332	$332	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$957	—	$957	—

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Equity securities – these investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy.

Derivative financial instruments – these derivatives are foreign currency forward and option contracts. See Note 16. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.

There were no transfers in or out of Level 1 and Level 2 during 2018 or 2017.

18. COMMITMENTS AND CONTINGENCIES

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $2,311 and $2,344 at December 31, 2018 and 2017, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2018, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $3,900. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 15, under the caption “Off-Balance Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2018, there were no other entities that met the definition of a VIE.

Operating Leases

We are obligated under various non-cancelable operating lease agreements for real property, vehicles and equipment used in our operations with varying terms through 2028. Operating expenses that are separate from rental expense that we are committed to pay under certain of these lease agreements are not included in the table below. Some of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis over the lease term.

At December 31, 2018, future minimum payments under non-cancelable operating leases over each of the next five years and thereafter were as follows:

2019	$70,388
2020	55,102
2021	41,321
2022	28,482
2023	15,712
Thereafter	8,245

Total minimum payments	$219,250

Rental expense for the years ended December 31, 2018, 2017 and 2016, was $84,537, $84,076 and $83,260, respectively.

Purchase Obligations

At December 31, 2018, we were obligated under various non-cancelable purchase orders with our key suppliers for goods aggregating approximately $35,000, of which approximately $22,000 is with Carrier and its affiliates.

19. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 62% of all inventory purchases made during each of 2018, 2017 and 2016. At December 31, 2018 and 2017, approximately $71,000 and $75,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2018, 2017 and 2016 included approximately $84,000, $64,000 and $56,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length basis in the ordinary course of business.

A member of our Board of Directors is the Chairman and Chief Executive Officer of Moss & Associates LLC, which served as general contractor for the remodeling of our Miami headquarters that was completed in 2018. We paid Moss & Associates LLC $124, $951 and $291 for construction services performed during 2018, 2017 and 2016, respectively, and no amount was payable at December 31, 2018.

A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel and receives customary fees for legal services. During 2018 and 2017, we paid this firm $131 and $475, respectively, for services performed, and no amount was payable at December 31, 2018.

20. INFORMATION ABOUT GEOGRAPHIC AREAS

Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2018	2017	2016
Revenues:
United States	$4,126,639	$3,919,684	$3,813,204
Canada	291,685	269,603	267,220
Mexico	128,329	152,668	140,278

Total revenues	$4,546,653	$4,341,955	$4,220,702

December 31,	2018	2017
Long-Lived Assets:
United States	$550,939	$540,136
Canada	162,648	163,944
Mexico	5,640	5,400

Total long-lived assets	$719,227	$709,480

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, property and equipment, and our investment in an unconsolidated entity.

21. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2018	2017	2016
Interest paid	$3,065	$5,773	$3,362
Income taxes net of refunds	$115,301	$48,056	$99,006
Common stock issued for Alert Labs Inc.	$6,846	—	—

WATSCO, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2018
Revenues (1)	$926,577	$1,332,743	$1,296,007	$991,326	$4,546,653
Gross profit	$230,833	$320,766	$319,009	$249,644	$1,120,252
Net income attributable to Watsco, Inc.	$34,219	$89,957	$79,163	$39,593	$242,932

Earnings per share for Common and Class B common stock (2):
Basic	$0.89	$2.41	$2.12	$1.02	$6.50

Diluted	$0.89	$2.40	$2.11	$1.02	$6.49

Year Ended December 31, 2017
Revenues (1)	$872,095	$1,275,924	$1,229,591	$964,345	$4,341,955
Gross profit	$218,556	$310,278	$295,895	$240,930	$1,065,659
Net income attributable to Watsco, Inc.	$26,181	$73,756	$65,029	$43,255	$208,221

Earnings per share for Common and Class B common stock (2):
Basic	$0.71	$2.07	$1.82	$1.19	$5.81

Diluted	$0.71	$2.07	$1.82	$1.19	$5.81

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