Form 10-K, Exhibit 13
period 2019-12-31
WATSCO INC
filed 2020-02-28
CIK 105016

EXHIBIT 13
WATSCO, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form
10-K
for the year ended December 31, 2019.

(In thousands, except per share data)	2019 (1)	2018 (2)	2017	2016	2015
FOR THE YEAR
Revenues	$4,770,362	$4,546,653	$4,341,955	$4,220,702	$4,113,239
Gross profit	1,156,956	1,120,252	1,065,659	1,034,584	1,007,357
Operating income	366,884	372,082	353,874	345,632	336,748
Net income	295,775	296,529	257,290	235,983	226,524
Less: net income attributable to non-controlling interest	49,825	53,597	49,069	53,173	53,595

Net income attributable to Watsco, Inc.	$245,950	$242,932	$208,221	$182,810	$172,929

Diluted earnings per share for Common and Class B common stock	$6.50	$6.49	$5.81	$5.15	$4.90
Cash dividends per share:
Common stock	$6.40	$5.60	$4.60	$3.60	$2.80
Class B common stock	$6.40	$5.60	$4.60	$3.60	$2.80
Weighted-average Common and Class B common shares outstanding - Diluted	34,676	34,374	32,863	32,617	32,480
AT YEAR END
Total assets	$2,556,161	$2,161,033	$2,046,877	$1,874,649	$1,788,442
Total long-term obligations	$311,980	$135,752	$22,085	$235,642	$245,814
Total shareholders’ equity	$1,714,767	$1,601,713	$1,550,977	$1,251,748	$1,203,721
Number of employees	5,800	5,200	5,200	5,050	4,950
(1)	Effective January 1, 2019, we adopted the provisions of accounting guidance related to leases. Amounts prior to January 1, 2019 have not been adjusted and remain as originally reported for such periods.
(2)	Effective January 1, 2018, we adopted the provisions of accounting guidance related to revenue recognition. Amounts prior to January 1, 2018 have not been adjusted and remain as originally reported for such periods.

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
•	general economic conditions, both in the Unites States and in the international markets we serve;
•	competitive factors within the HVAC/R industry;
•	effects of supplier concentration;
•	fluctuations in certain commodity costs;
•	consumer spending;
•	consumer debt levels;
•	new housing starts and completions;
•	capital spending in the commercial construction market;
•	access to liquidity needed for operations;
•	seasonal nature of product sales;
•	weather patterns and conditions;
•	insurance coverage risks;
•	federal, state, and local regulations impacting our industry and products;
•	prevailing interest rates;
•	foreign currency exchange rate fluctuations;
•	international risk;
•	cybersecurity risk; and
•	the continued viability of our business strategy.
We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. For additional information regarding important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, please see the discussion included in Item 1A “Risk Factors” of this Annual Report on Form
10-K,
as well as the other documents and reports that we file with the SEC. Forward-looking statements speak only as of the date the statements were made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except as required by applicable law. We qualify any and all our forward-looking statements by these cautionary factors.
The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form
10-K
for the year ended December 31, 2019.
2

Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2019, we operated from 606 locations in 38 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
non-cancelable
operating leases.
Sales of residential central air conditioners, heating equipment, and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns, primarily during the Summer and Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly evenly distributed throughout the year and depends largely on housing completions and weather and economic conditions.
Joint Ventures with Carrier Corporation
In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. On August 1, 2019, Carrier Enterprise I acquired substantially all of the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc. (“PPI”), an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware.
In 2011, we formed a second joint venture with Carrier, in which Carrier contributed 28 of its company-owned locations in the Northeast U.S., and we contributed 14 locations in the Northeast U.S., and we then purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. We have an 80% controlling interest in Carrier Enterprise II, and Carrier has a 20%
non-controlling
interest. Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans Associates II LLC (“Homans”) from Carrier Enterprise II, following which we owned 100% of Homans. Homans previously operated as a division of Carrier Enterprise II and now operates as one of our stand-alone-subsidiaries.
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
3

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
The allowance for doubtful accounts was $7.9 million and $6.5 million at December 31, 2019 and 2018, respectively, an increase of $1.4 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2019 increased to 1.8% from 1.7% at December 31, 2018.
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
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2020, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.
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
The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,009.4 million and $719.2 million at December 31, 2019 and 2018, respectively, an increase of $290.2 million, reflecting newly acquired businesses and the adoption of new guidance on the accounting for leases (see Note 2 to our consolidated audited financial statements contained in this Annual Report on Form
10-K).
Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
4

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
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $3.1 million and $2.3 million at December 31, 2019 and 2018, respectively, were established related to such insurance programs.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $0.7 million was recorded at December 31, 2019 due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. No valuation allowance was recorded at December 31, 2018. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for a discussion of recently adopted and to be adopted accounting standards.
Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.7	75.4	75.5

Gross profit	24.3	24.6	24.5
Selling, general and administrative expenses	16.8	16.7	16.5
Other income	0.2	0.2	0.1

Operating income	7.7	8.2	8.2
Interest expense, net	0.1	0.1	0.1

Income before income taxes	7.6	8.1	8.0
Income taxes	1.4	1.6	2.1

Net income	6.2	6.5	5.9
Less: net income attributable to non-controlling interest	1.0	1.2	1.1

Net income attributable to Watsco, Inc.	5.2%	5.3%	4.8%

Note: Due to rounding, percentages may not add up to 100.
5

The following narratives reflect our acquisition of the HVAC distribution businesses of N&S Supply of Fishkill, Inc. (“N&S”) in November 2019, PPI in August 2019, Dunphey & Associates Supply Co., Inc. (“DASCO”) in April 2019, Alert Labs, Inc. (“Alert Labs”) in August 2018, and an additional HVAC distributor in November 2018, as well as the purchase of additional 1.8% and 1.4% ownership interests in Russell Sigler, Inc. (“RSI”) in April 2019 and June 2018, respectively, and the purchase of an additional 20% ownership interest in Homans effective May 31, 2019.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2019 and 2018, nine and eight locations, respectively, that we opened were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2019 and 2018:

Number of Locations
December 31, 2017	560
Opened	13
Acquired	3
Closed	(5)

December 31, 2018	571
Opened	14
Acquired	33
Closed	(12)

December 31, 2019	606

2019 Compared to 2018
Revenues
Revenues for 2019 increased $223.7 million, or 5%, to $4,770.4 million, including $142.8 million attributable to the new locations acquired and $13.0 million from other locations opened during the preceding 12 months, offset by $12.8 million from locations closed. Sales of HVAC equipment (68% of sales) increased 5%, sales of other HVAC products (28% of sales) increased 3% and sales of commercial refrigeration products (4% of sales) were flat. On a same-store basis, revenues increased $80.7 million, or 2%, as compared to 2018, reflecting a 3% increase in sales of HVAC equipment (68% of sales), which included a 4% increase in residential HVAC equipment, a 1% decrease in sales of other HVAC products (28% of sales), and flat sales of commercial refrigeration products (4% of sales). For residential HVAC equipment, the increase in same-store revenues was primarily due to demand for the replacement of residential HVAC equipment, a higher mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices, and the realization of price increases, resulting in a 2% increase in volume and a 2% increase in the average selling price.
Gross Profit
Gross profit for 2019 increased $36.7 million, or 3%, to $1,157.0 million, primarily as a result of increased revenues. Gross profit margin declined 30 basis-points to 24.3% in 2019 versus 24.6% in 2018, due to the benefit of mid-year
pricing actions taken by our HVAC equipment suppliers in 2018, which did not recur in 2019 along with general competitive conditions.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for 2019 increased $42.9 million, or 6%, to $800.3 million, primarily due to newly acquired locations. Selling, general and administrative expenses as a percentage of revenues for 2019 increased to 16.8% versus 16.7% in 2018. Selling, general and administrative expenses included $5.0 million of additional costs for 2019 in excess of 2018 for ongoing technology initiatives, driven in part by our acquisition of Alert Labs in August 2018. On a same-store basis, selling, general and administrative expenses increased 1% as compared to the same period in 2018.
Other Income
Other income of $10.3 million and $9.3 million for the years ended December 31, 2019 and 2018, respectively, represents our share of the net income of RSI.
6

Operating Income
Operating income for 2019 decreased $5.2 million, or 1%, to $366.9 million. Operating margin declined 50 basis-points to 7.7% in 2019 from 8.2% at 2018. On a same-store basis, operating margin was 7.9% in 2019 as compared to 8.2% in 2018.
Interest Expense, Net
Interest expense, net for 2019 increased $1.3 million, or 47%, to $4.0 million, primarily as a result of an increase in average outstanding borrowings, partially offset by a lower effective interest rate due to higher interest income for the 2019 period, as compared to the same period in 2018.
Income Taxes
Income taxes decreased 8% to $67.1 million and represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The effective income tax rates attributable to us were 21.2% and 22.8% for 2019 and 2018, respectively. The decrease was primarily due to lower estimated foreign withholding taxes and the refinement of estimated global intangible low-taxed
income of foreign subsidiaries in 2019 due to the finalization of federal and state income tax regulations.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco in 2019 increased $3.0 million, or 1%, to $246.0 million. The increase was primarily driven by higher revenues and gross profit, a reduction in income taxes, and a decrease in net income attributable to the non-controlling
interest, partially offset by higher selling, general and administrative expenses and interest expense as discussed above.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2018 for a discussion of results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017.
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
Sources and Uses of Cash
We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments (if and as declared by our Board of Directors), capital expenditures, business acquisitions, and development of our long-term operating and technology strategies. Additionally, we may also generate cash through the issuance and sale of our Common stock.
As of December 31, 2019, we had $74.5 million of cash and cash equivalents, of which $58.4 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions.
We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement are sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.
7

Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. LIBOR is the subject of recent proposals for reform that currently provide for the phase-out
of LIBOR by 2021. The consequences of these developments with respect to LIBOR cannot be entirely predicted but could result in an increase in the cost of our debt, as it is currently anticipated that lenders will replace LIBOR with the Secured Overnight Financing Rate (“SOFR”), which may exceed what would have been the comparable LIBOR rate. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.
Working Capital
Working capital was $1,085.0 million at December 31, 2019, reflecting 33 new locations added by acquisitions in 2019, which in aggregate added $76.3 million of working capital. Excluding these new locations, working capital decreased to $1,008.7 million at December 31, 2019 from $1,084.2 million at December 31, 2018, primarily as a result of the adoption of the New Lease Standard on January 1, 2019 (see Note 2 to our consolidated audited financial statements contained in this Annual Report on Form
10-K).
Cash Flows
The following table summarizes our cash flow activity for 2019 and 2018 (in millions):

	2019	2018	Change
Cash flows provided by operating activities	$335.8	$170.6	$165.2
Cash flows used in investing activities	$(81.0)	$(26.3)	$(54.7)
Cash flows used in financing activities	$(264.0)	$(139.6)	$(124.4)
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in this Annual Report on Form
10-K.
Operating Activities
The increase in net cash provided by operating activities was primarily due to the timing of payments for accounts payable and other liabilities and lower increases in inventory and accounts receivable in 2019 as compared to 2018.
Investing Activities
Net cash used in investing activities was higher primarily due to cash consideration paid for acquisitions.
Financing Activities
The increase in net cash used in financing activities was primarily attributable to lower net proceeds under our revolving credit agreement, the purchase of an additional 20% ownership interest in Homans for $32.4 million and an increase in dividends paid, partially offset by $17.0 million in proceeds from the non-controlling
interest for its contribution to the acquisition of the HVAC distribution business of PPI in 2019.
Revolving Credit Agreement
We maintain an unsecured, $500.0 million syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $400.0 million at our discretion, and we effected such reduction during 2019. Included in the credit facility are a $100.0 million swingline subfacility, a $10.0 million letter of credit subfacility, a $75.0 million alternative currency borrowing sublimit and an $8.0 million Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2019), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2019), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2019).
8

At December 31, 2019 and 2018, $155.7 million and $135.2 million, respectively, were outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2019.
Contractual Obligations
The following table summarizes our significant contractual obligations at December 31, 2019.

	Payments due by Period (in millions)
Contractual Obligations	2020	2021	2022	2023	2024	Thereafter	Total
Operating leases (1)	$76.6	$63.4	$47.4	$30.7	$15.5	$10.3	$243.9
Purchase obligations (2)	27.6	—	—	—	—	—	27.6

Total	$104.2	$63.4	$47.4	$30.7	$15.5	$10.3	$271.5

(1)
Includes imputed interest of $21.4 million. Additional information related to operating leases can be found in Note 2 to our audited consolidated financial statements contained in this Annual Report on Form 10-K.

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

We have not included in the contractual obligations table above approximately $4.4 million of net liabilities for unrecognized tax benefits relating to various tax positions we have taken, the timing of which is uncertain.
Commercial obligations outstanding at December 31, 2019 under our revolving credit agreement consisted of borrowings totaling $155.7 million with revolving maturities of seven days.
Off-Balance
Sheet Arrangements
Refer to Note 16 to our audited consolidated financial statements contained in this Annual Report on Form
10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of standby letters of credit and performance bonds for which we were contingently liable at December 31, 2019. Such discussion is incorporated herein by reference.
Purchase of Additional Ownership Interest in Joint Venture
Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans from Carrier Enterprise II for cash consideration of $32.4 million, which increased our ownership in Homans to 100%. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a stand-alone subsidiary of the Company with 16 locations in the Northeastern U.S.
Investment in Unconsolidated Entity
On June 21, 2017, Carrier Enterprise I acquired a 34.9% ownership interest in RSI, an HVAC distributor operating from 30 locations in the Western U.S. for cash consideration of $63.6 million, of which we contributed $50.9 million, and Carrier contributed $12.7 million. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3%. Total cash consideration of $3.8 million was paid on July 5, 2018, of which we contributed $3.0 million and Carrier contributed $0.8 million. Effective April 22, 2019, Carrier Enterprise I acquired an additional 1.8% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 38.1% for cash consideration of $4.9 million, of which we contributed $3.9 million and Carrier contributed $1.0 million.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock.
9

At December 31, 2019, the estimated purchase amount we would be contingently liable for was approximately $141.0 million. We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement will be sufficient to purchase any additional ownership interests in RSI.
Acquisitions
On November 26, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of N&S, a distributor of air conditioning, heating and plumbing products operating from seven locations in New York and Connecticut. The purchase price was composed of cash consideration of $12.0 million, the issuance of 22,435 shares of Common stock having a fair value of $4.0 million and the payment of certain indebtedness.
On August 1, 2019, Carrier Enterprise I acquired substantially all the HVAC assets and assumed certain of the liabilities of PPI, an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware, for $85.0 million less certain average revolving indebtedness. Consideration for the net purchase price consisted of $10.0 million in cash, 372,543 shares of Common stock having a fair value of $58.3 million, net of a discount for lack of marketability, and the payment of certain average revolving indebtedness. Carrier contributed cash of $17.0 million to Carrier Enterprise I in connection with the acquisition of PPI.
On April 2, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of DASCO, a distributor of air conditioning and heating products operating from seven locations in New Jersey, New York and Connecticut. The purchase price was composed of cash consideration of $16.8 million and the issuance of 50,952 shares of Common stock having a fair value of $6.9 million, net of a discount for lack of marketability.
On November 30, 2018, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from three locations in North Carolina.
On August 23, 2018, one of our wholly owned subsidiaries acquired Alert Labs, a technology company based in Ontario, Canada for cash consideration of $5.9 million and the issuance of 23,873 shares of Common stock having a fair value of $4.0 million, net of a discount for lack of marketability, less $0.2 million related to our previously held equity interest. In addition, 23,230 shares of Common stock having a fair value of $3.0 million, net of a discount, were issued into escrow as contingent consideration, all of which are subject to certain performance metrics within a three-year measurement period.
We continually evaluate potential acquisitions and/or joint ventures and investments in unconsolidated entities. We routinely hold discussions with several acquisition candidates. Should suitable acquisition opportunities arise that would require additional financing, we believe our financial position and earnings history provide a sufficient basis for us to either obtain additional debt financing at competitive rates and on reasonable terms or raise capital through the issuance of equity securities.
Common Stock Dividends
We paid cash dividends of $6.40, $5.60 and $4.60 per share of Common stock and Class B common stock in 2019, 2018 and 2017, respectively. On January 2, 2020, our Board of Directors declared a regular quarterly cash dividend of $1.60 per share of both Common and Class B common stock that was paid on January 31, 2020 to shareholders of record as of January 16, 2020. On February 11, 2020, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.775 per share from $1.60 per share, beginning with the dividend that will be paid in April 2020. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.
Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2019, there were 1,129,087 shares remaining authorized for repurchase under the program.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
10

Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 3%, respectively, of our total revenues for 2019.
Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign exchange contracts as of December 31, 2019 was $47.2 million, and such contracts have varying terms expiring through September 2020. For the year ended December 31, 2019, foreign currency transaction gains and losses did not have a material impact on our results of operations.
We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $1.8 million impact to net income for the year ended December 31, 2019.
Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.
See Note 17 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information on our derivative instruments.
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
We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2019 and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $1.6 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.
11

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
In accordance with the rules and regulations of the SEC, we have not yet assessed the internal control over financial reporting of N&S Supply of Fishkill, Inc. (“N&S”), Peirce-Phelps, Inc. (“PPI”) or Dunphey & Associates Supply Co., Inc. (“DASCO”), which collectively represented approximately 7% of our total consolidated assets at December 31, 2019 and approximately 3% of our consolidated revenues for the twelve months ended December 31, 2019. From the respective acquisition dates of November 26, 2019, August 1, 2019 and April 2, 2019 to December 31, 2019, the processes and systems of N&S, PPI and DASCO did not impact the internal controls over financial reporting for our other consolidated subsidiaries.
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework
Internal Control —   Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Watsco Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission
.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and related notes (collectively, the consolidated financial statements), and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired N&S Supply of Fishkill, Inc. (N&S), Peirce-Phelps, Inc. (PPI) and Dunphey & Associates Supply Co., Inc. (DASCO) during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, the N&S, PPI, and DASCO’s internal control over financial reporting associated with 7% of total assets and 3% total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of N&S, PPI and DASCO.
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
February 28, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No.
 2016-02,
Leases (Topic 842), as amended.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of inventory net realizable value adjustments related to excess and slow-moving inventory
As discussed in Note 1 to the consolidated financial statements, the Company values its inventory at the lower of cost using weighted-average cost basis and first-in,
first-out
methods, or net realizable value. The Company adjusts excess, slow-moving, and damaged inventory to their estimated net realizable value. As of December 31, 2019, the Company’s inventory balance was $920,786 thousand.
We identified the evaluation of inventory net realizable value adjustments related to excess and slow-moving inventory as a critical audit matter due to the amount of judgment required by the Company in making such estimates. As a result, there was a high degree of subjective auditor judgment in assessing such estimates, specifically as it related to the future salability of inventories.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to estimate net realizable values related to excess and slow-moving inventory. This included controls related to the future salability of inventories, assumptions used for excess and slow-moving inventory, and the Company’s review of inventory valuation adjustments. We compared a sample of inventory units to historical performance to assess possible write-down indications and future salability. We performed a sensitivity analysis under various scenarios and analyzed trends of total adjustments to net realizable values in relation to total inventory to test the Company’s determination of the inventory valuation and adjustments related to excess and slow-moving inventory.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.
Miami, Florida
February 28, 2020

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2019	2018	2017
Revenues	$4,770,362	$4,546,653	$4,341,955
Cost of sales	3,613,406	3,426,401	3,276,296

Gross profit	1,156,956	1,120,252	1,065,659
Selling, general and administrative expenses	800,328	757,452	715,671
Other income	10,256	9,282	3,886

Operating income	366,884	372,082	353,874
Interest expense, net	4,032	2,740	6,363

Income before income taxes	362,852	369,342	347,511
Income taxes	67,077	72,813	90,221

Net income	295,775	296,529	257,290
Less: net income attributable to non-controlling interest	49,825	53,597	49,069

Net income attributable to Watsco, Inc.	$245,950	$242,932	$208,221

Earnings per share for Common and Class B common stock:
Basic	$6.51	$6.50	$5.81

Diluted	$6.50	$6.49	$5.81

See accompanying notes to consolidated financial statements.

F-
6

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2019	2018	2017
Net income	$295,775	$296,529	$257,290
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	12,298	(20,493)	15,993
Unrealized (loss) gain on cash flow hedging instruments	(1,461)	1,918	(702)
Reclassification of gain on cash flow hedging instruments into earnings	(352)	(157)	(358)
Unrealized loss on equity securities	—	—	(15)

Other comprehensive income (loss)	10,485	(18,732)	14,918
Comprehensive income	306,260	277,797	272,208
Less: comprehensive income attributable to non-controlling interest	53,392	46,913	54,678

Comprehensive income attributable to Watsco, Inc.	$252,868	$230,884	$217,530

See accompanying notes to consolidated financial statements.

F-
7

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$74,454	$82,894
Accounts receivable, net	533,810	501,908
Inventories	920,786	837,129
Other current assets	17,680	19,875

Total current assets	1,546,730	1,441,806

Property and equipment, net	98,523	91,046
Operating lease right-of-use assets	223,369	—
Goodwill	411,217	391,998
Intangible assets, net	172,004	147,851
Investment in unconsolidated entity	94,833	80,157
Other assets	9,485	8,175

	$2,556,161	$2,161,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of other long-term obligations	$69,421	$246
Accounts payable	239,666	200,229
Accrued expenses and other current liabilities	152,630	157,091

Total current liabilities	461,717	357,566

Long-term obligations:
Borrowings under revolving credit agreement	155,700	135,200
Operating lease liabilities, net of current portion	154,271	—
Other long-term obligations, net of current portion	2,009	552

Total long-term obligations	311,980	135,752

Deferred income taxes and other liabilities	67,697	66,002

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 37,536,363 and 36,952,762 shares outstanding at December 31, 2019 and 2018, respectively	18,768	18,476
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,529,944 and 5,381,132 shares outstanding at December 31, 2019 and 2018, respectively	2,765	2,691
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	907,877	832,121
Accumulated other comprehensive loss, net of tax	(39,050)	(45,968)
Retained earnings	632,507	627,969
Treasury stock, at cost, 4,823,988 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2019 and 2018, respectively	(87,440)	(87,440)

Total Watsco, Inc. shareholders’ equity	1,435,427	1,347,849
Non-controlling interest	279,340	253,864

Total shareholders’ equity	1,714,767	1,601,713

	$2,556,161	$2,161,033

See accompanying notes to consolidated financial statements.

F-
8

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2016	35,530,403	$20,951	$592,350	$(43,530)	$550,482	$(114,425)	$245,920	$1,251,748
Net income					208,221		49,069	257,290
Other comprehensive gain				9,309			5,609	14,918
Issuances of non-vested restricted shares of common stock	176,899	88	(88)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	16,389	8	2,420					2,428
Stock issuances from exercise of stock options and employee stock purchase plan	49,166	24	5,263					5,287
Retirement of common stock	(32,804)	(16)	(4,701)					(4,717)
Share-based compensation			13,536					13,536
Net proceeds from the sale of Common stock	1,498,662		220,448			26,985		247,433
Cash dividends declared and paid on Common and Class B common stock, $4.60 per share					(164,147)			(164,147)
Investment in unconsolidated entity							12,720	12,720
Decrease in non-controlling interest in Carrier Enterprise II			(25,225)				(17,463)	(42,688)
Distributions to non-controlling interest							(42,831)	(42,831)

Balance at December 31, 2017	37,228,715	21,050	804,008	(34,221)	594,556	(87,440)	253,024	1,550,977

Continued on next page.

F-
9

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2017	37,228,715	21,050	804,008	(34,221)	594,556	(87,440)	253,024	1,550,977
Cumulative-effect adjustment				301	(301)			—
Net income					242,932		53,597	296,529
Other comprehensive loss				(12,048)			(6,684)	(18,732)
Issuances of non-vested restricted shares of common stock	142,865	71	(71)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	17,318	9	2,936					2,945
Stock issuances from exercise of stock options and employee stock purchase plan	64,423	32	7,820					7,852
Retirement of common stock	(28,781)	(14)	(5,030)					(5,044)
Share-based compensation			15,631					15,631
Cash dividends declared and paid on Common and Class B common stock, $ 5.60 per share					(209,218)			(209,218)
Common stock issued for Alert Labs, Inc.	47,103	24	6,822					6,846
Investment in unconsolidated entity							752	752
Distributions to non-controlling interest							(46,825)	(46,825)

Balance at December 31, 2018	37,461,643	21,167	832,121	(45,968)	627,969	(87,440)	253,864	1,601,713

Continued on next page.

F-
10

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2018	37,461,643	21,167	832,121	(45,968)	627,969	(87,440)	253,864	1,601,713
Net income					245,950		49,825	295,775
Other comprehensive gain				6,918			3,567	10,485
Issuances of non-vested restricted shares of common stock	173,940	87	(87)					—
Forfeitures of non-vested restricted shares of common stock	(12,837)	(7)	7					—
Common stock contribution to 401(k) plan	30,715	15	4,259					4,274
Stock issuances from exercise of stock options and employee stock purchase plan	105,288	53	13,411					13,464
Retirement of common stock	(10,623)	(5)	(1,647)					(1,652)
Share-based compensation			16,537					16,537
Cash dividends declared and paid on Common and Class B common stock, $ 6.40 per share					(241,412)			(241,412)
Common stock issued for Dunphey & Associates Supply Co., Inc.	50,952	25	6,866					6,891
Investment in unconsolidated entity							988	988
Decrease in non-controlling interest in Carrier Enterprise II			(25,768)				(6,632)	(32,400)
Common stock issued for Peirce-Phelps, Inc.	372,543	186	58,158					58,344
Investment in Peirce-Phelps, Inc.							17,000	17,000
Common stock issued for N&S Supply of Fishkill, Inc.	22,435	12	4,020					4,032
Distributions to non-controlling interest							(39,272)	(39,272)

Balance at December 31, 2019	38,194,056	$21,533	$907,877	$(39,050)	$632,507	$(87,440)	$279,340	$1,714,767

See accompanying notes to consolidated financial statements.

F-
11

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2019	2018	2017
Cash flows from operating activities:
Net income	$295,775	$296,529	$257,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,512	22,095	22,033
Share-based compensation	17,032	15,508	13,293
Non-cash contribution to 401(k) plan	4,274	2,945	2,428
Provision for doubtful accounts	3,948	2,619	1,991
Deferred income tax provision (benefit)	1,278	8,290	(10,735)
(Gain) loss on sale of property and equipment	(585)	27	115
Other income from investment in unconsolidated entity	(10,256)	(9,282)	(3,886)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	8,457	(28,831)	(1,676)
Inventories	(15,525)	(78,954)	(73,403)
Accounts payable and other liabilities	12,734	(57,398)	99,956
Other, net	(5,873)	(2,991)	(886)

Net cash provided by operating activities	335,771	170,557	306,520

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(59,672)	(5,626)	—
Capital expenditures	(17,805)	(17,153)	(17,876)
Investment in unconsolidated entity	(4,940)	(3,760)	(63,600)
Proceeds from sale of property and equipment	1,380	228	168

Net cash used in investing activities	(81,037)	(26,311)	(81,308)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(241,412)	(209,218)	(164,147)
Distributions to non-controlling interest	(39,272)	(46,825)	(42,831)
Purchase of additional ownership from non-controlling interest	(32,400)	—	(42,688)
Repurchases of common stock to satisfy employee withholding tax obligations	(1,528)	(3,782)	(4,674)
Net (repayments) proceeds of other long-term obligations	(1,240)	269	(19)
Net repayments under prior revolving credit agreement	—	(21,800)	(213,494)
Payment of fees related to revolving credit agreement	—	(790)	—
Net proceeds from the sale of Common stock	—	—	247,744
Proceeds from non-controlling interest for investment in unconsolidated entity	988	752	12,720
Net proceeds from issuances of common stock	13,341	6,591	5,244
Proceeds from non-controlling interest for investment in Peirce-Phelps, Inc.	17,000	—	—
Net proceeds under current revolving credit agreement	20,500	135,200	—

Net cash used in financing activities	(264,023)	(139,603)	(202,145)

Effect of foreign exchange rate changes on cash and cash equivalents	849	(2,245)	1,419

Net (decrease) increase in cash and cash equivalents	(8,440)	2,398	24,486
Cash and cash equivalents at beginning of year	82,894	80,496	56,010

Cash and cash equivalents at end of year	$74,454	$82,894	$80,496

Supplemental cash flow information (Note 22)

See accompanying notes to consolidated financial statements.

F-1
2

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2019, we operated from 606 locations in 38 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
Reclassifications
Certain reclassifications of prior year amounts have been made to conform to the 2019 presentation. These reclassifications had no effect on net income or earnings per share as previously reported.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, inventories and income taxes, reserves related to loss contingencies and the valuation of goodwill, indefinite-lived intangible assets and long-lived assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.
Cash Equivalents
All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2019 and 2018, the allowance for doubtful accounts totaled $
7,943
and $
6,503
, respectively.
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
Vendor Rebates
We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2019 and 2018, we had $12,007 and $11,603, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
Equity Securities
Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Unrealized holding gains and losses, net of deferred taxes, were included in accumulated other comprehensive loss within shareholders’ equity for 2017. For 2019 and 2018, changes in the fair value of equity securities were recognized through income rather than comprehensive income. Dividend and interest income are recognized in the statements of income when earned.
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
3-10
years.
Operating and Finance Leases
We have operating leases for real property, vehicles and equipment, and finance leases primarily for vehicles. Operating leases are included in operating lease right-of-use
(“ROU”) assets, current portion of long-term obligations, and operating lease liabilities in our consolidated balance sheet. Finance leases are not considered significant to our consolidated balance sheet or consolidated statement of income. Finance lease ROU assets at December 31, 2019 of $3,150 are included in property and equipment, net in our condensed consolidated balance sheet. Finance lease liabilities at December 31, 2019 of $3,231 are included in current portion of other long-term obligations and other long-term obligations, net of current portion in our condensed consolidated balance sheet.
ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the applicable commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement dates of the respective leases in determining the present value of the applicable lease payments.
Operating lease ROU assets also include any lease
pre-payments
made and exclude lease incentives. Certain of our leases include variable payments, which are excluded from lease ROU assets and lease liabilities and expensed as incurred. Our leases have remaining lease terms of
1-10
years, some of which include options to extend the leases for up to five years. The exercise of lease renewal options is at our sole discretion, and our lease ROU assets and liabilities reflect only the options we are reasonably certain that we will exercise. Certain real property lease agreements have lease and non-lease components, which are generally accounted for as a single lease component. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease payments for short-term leases, which are 12 months or less without a purchase option that is likely to be exercised, are recognized as lease cost on a straight-line basis over the lease term.
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, a second step is performed to measure the amount of impairment loss. On January 1, 2020, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.
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
Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2019, there were no such events or circumstances.

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

Revenue Recognition
Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment, and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products; therefore, we satisfy our performance obligation under such contracts when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than 1% of our consolidated revenues for both
 2019
 and 2018.

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
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2019 and 2018 of $12,181 and $11,275, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2019, 2018 and 2017, were $16,587, $16,520 and $24,677, respectively. See Note 3.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are
 included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017, were $54,783, $51,741 and $47,670, respectively.

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

Cash Flow Hedge.
A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is considered a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in other comprehensive income
(
loss
)
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
See Note 17 for additional information pertaining to derivative instruments.
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
Recently Adopted Accounting Standards
Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for leases, which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. In July 2018, the FASB issued updated guidance that provides an additional transition method of adoption that allows entities to initially apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of this standard and its related amendments (collectively, the “New Lease Standard”) on January 1, 2019 did not result in the recognition of a cumulative adjustment to opening retained earnings under the additional transition method, nor did it have a significant impact on our consolidated statements of income or cash flows. See Note 2.

Recently Issued Accounting Standards Not Yet Adopted
Financial Instruments—Credit Losses
In June 2016, the FASB issued guidance that modifies the impairment model to utilize an expected loss methodology in place of the incurred loss methodology for financial instruments, including trade receivables, contract assets, long-term receivables and off-balance
sheet credit exposures. Under the new standard, an entity will be required to consider a broader range of information to estimate expected credit losses, including historical information, current conditions and a reasonable forecast period, which may result in earlier recognition of certain losses. This guidance is effective for interim and annual periods beginning after December 15, 2019 using a modified retrospective approach, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
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
2. LEASES
Adoption of New Lease Standard
We adopted the New Lease Standard on January 1, 2019 using the additional transition method described in Note 1 to these audited consolidated financial statements. Results for reporting periods beginning on and after January 1, 2019 are presented under the New Lease Standard. Prior periods have not been restated. The New Lease Standard had a material impact on our consolidated balance sheet due to the recognition of ROU assets and lease liabilities for operating leases, while accounting for finance leases remained substantially unchanged.
Practical Expedients
We elected the package of practical expedients that did not require us to reassess (1) whether existing contracts contain embedded leases, (2) the lease classification of existing leases, and (3) whether initial direct costs for existing leases would qualify for capitalization under the New Lease Standard. We also elected the practical expedients related to short-term leases and separating lease components from non-lease
components for all underlying asset classes.
The components of operating lease expense were as follows:

Year ended December 31, 2019
Lease cost	$74,755
Short-term lease cost	9,427
Variable lease cost	707
Sublease income	(226)

Total operating lease cost	$84,663

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2019
ROU assets	$223,369

Current portion of long-term obligations	$68,199
Operating lease liabilities	154,271
Total operating lease liabilities	$222,470

Weighted Average Remaining Lease Term (in years)	3.9 y ears
Weighted Average Discount Rate	4.48%

Supplemental cash flow information related to operating leases were as follows:

Year Ended December 31,	2019
Operating cash flows for the measurement of operating lease liabilities	$75,357
Operating lease right-of-use assets obtained in exchange for operating lease obligations	$290,422

At December 31, 2019, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2020	$76,610
2021	63,442
2022	47,367
2023	30,659
2024	15,532
Thereafter	10,264

Total lease payments	243,874
Less imputed interest	21,404

Total lease liability	$222,470

At December 31, 2019, we had additional operating leases, primarily for real property, that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $1,300. These operating leases will
commence
on
March
 1, 20
20
 with lease terms of five years. These undiscounted amounts are not included in the table above.
Prior to the adoption of the New Lease Standard, rental commitments on an undiscounted basis were approximately $219,300 at December 31, 2018 under non-cancelable
operating leases and were payable as follows: $70,400 in 2019, $55,100 in 2020, $41,300 in 2021, $28,500 in 2022, $15,700 in 2023, and $8,300 thereafter.
3. REVENUES
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

Disaggregation of Revenues
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2019	2018	2017(1)
Primary Geographical Regions:
United States	$4,184,206	$3,981,056	$3,775,729
Canada	294,040	291,685	269,603
Latin America and the Caribbean	292,116	273,912	296,623

	$4,770,362	$4,546,653	$4,341,955

Major Product Lines:
HVAC equipment	68%	67%	67%
Other HVAC products	28%	29%	28%
Commercial refrigeration products	4%	4%	5%

	100%	100%	100%

(1)	As noted above, amounts prior to January 1, 2018 have not been adjusted under the modified retrospective method and remain as originally reported for such periods.
4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2019	2018	2017
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$245,950	$242,932	$208,221
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	20,412	19,792	17,430

Earnings allocated to Watsco, Inc. shareholders	$225,538	$223,140	$190,791

Weighted-average common shares outstanding - Basic	34,644,700	34,319,890	32,824,947

Basic earnings per share for Common and Class B common stock	$6.51	$6.50	$5.81

Allocation of earnings for Basic:
Common stock	$208,779	$206,355	$175,667
Class B common stock	16,759	16,785	15,124

	$225,538	$223,140	$190,791

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$245,950	$242,932	$208,221
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	20,411	19,788	17,427

Earnings allocated to Watsco, Inc. shareholders	$225,539	$223,144	$190,794

Weighted-average common shares outstanding - Basic	34,644,700	34,319,890	32,824,947
Effect of dilutive stock options	30,941	54,379	37,686

Weighted-average common shares outstanding - Diluted	34,675,641	34,374,269	32,862,633

Diluted earnings per share for Common and Class B common stock	$6.50	$6.49	$5.81

Diluted earnings per share for our Common stock assumes the conversion of
all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2019, 2018 and 2017, our outstanding Class B common stock was convertible into 2,574,336, 2,581,627 and 2,601,996 shares of our Common stock, respectively.

Diluted earnings per share excluded 205,380, 74,270 and 11,664 shares for the years ended December 31, 2019, 2018 and 2017, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.
5. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments and equity securities. The tax effects allocated to each component of other comprehensive income (loss) were as follows:

Years Ended December 31,	2019	2018	2017
Foreign currency translation adjustment	$12,298	$(20,493)	$15,993

Unrealized (loss) gain on cash flow hedging instruments	(2,001)	2,627	(961)
Income tax benefit (expense)	540	(709)	259

Unrealized (loss) gain on cash flow hedging instruments, net of tax	(1,461)	1,918	(702)

Reclassification of gain on cash flow hedging instruments into earnings	(482)	(215)	(491)
Income tax expense	130	58	133

Reclassification of gain on cash flow hedging instruments into earnings, net of tax	(352)	(157)	(358)

Unrealized gain on equity securities	—	—	51
Income tax expense	—	—	(66)

Unrealized loss on equity securities, net of tax	—	—	(15)

Other comprehensive income (loss)	$10,485	$(18,732)	$14,918

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2019	2018	2017
Foreign currency translation adjustment:
Beginning balance	$(46,604)	$(33,499)	$(43,459)
Current period other comprehensive income (loss)	8,005	(13,105)	9,960

Ending balance	(38,599)	(46,604)	(33,499)

Cash flow hedging instruments:
Beginning balance	636	(421)	215
Current period other comprehensive (loss) income	(876)	1,151	(421)
Reclassification adjustment	(211)	(94)	(215)

Ending balance	(451)	636	(421)

Equity securities:
Beginning balance	—	(301)	(286)
Cumulative-effect adjustment to retained earnings	—	301	—
Current period other comprehensive loss	—	—	(15)

Ending balance	—	—	(301)

Accumulated other comprehensive loss, net of tax	$(39,050)	$(45,968)	$(34,221)

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 83%, 84% and 84% of all purchases made in 2019, 2018 and 2017, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62% of all purchases made in 2019, 2018 and 2017. See Note 20. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.
7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2019	2018
Land	$741	$820
Buildings and improvements	81,938	75,308
Machinery, vehicles and equipment	86,639	79,002
Computer hardware and software	56,227	50,853
Furniture and fixtures	18,049	16,782

	243,594	222,765
Accumulated depreciation and amortization	(145,071)	(131,719)

	$98,523	$91,046

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017, were $
18,808
, $
16,747
and $
16,770
, respectively.

8. DEBT
We maintain an unsecured, $
500,000
syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be
reduced to $400,000 at our

discretion, and we effected this reduction in 2019. Included in the credit facility are a $100,000 swingline subfacility, a $10,000 letter of credit subfacility, a $
75,000
alternative currency borrowing sublimit and an $8,000 Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from
87.5
to
150.0
basis-points (LIBOR plus 87.5 basis-points at December 31, 2019), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2019), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to
20.0
basis-points (
7.5
basis-points at December 31, 2019).
During 2018
, we
 paid fees of $790 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.
At December 31, 2019
 and 2018
,
 $155,700
 and

$
135,200
,
respec
t
ively
, were
outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2019.
9. INCOME TAXES
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
At
December 31, 2018, we ha
d
 completed our accounting for all the enactment-date income tax effects of the TCJA. In 2018, we increased our previously estimated net income tax benefit for the enactment
-date effects of the TCJA by

$1,819 to $11,774, following the refinement of estimated U.S. federal and state income taxes on previously undistributed earnings of our foreign subsidiaries.
 There were no additional refinements for any enactment-date effects related to the TCJA in 2019.
The components of income tax expense from our wholly owned operations and investments and our controlling interest in joint ventures with Carrier are as follows:

Years Ended December 31,	2019	2018	2017
Current:
U.S. Federal	$48,359	$47,263	$82,333
State	9,362	10,031	12,162
Foreign	8,078	7,229	6,461

	65,799	64,523	100,956
Deferred:
U.S. Federal	2,603	7,082	(13,254)
State	446	1,600	(1,519)
Foreign	(1,771)	(392)	4,038
	1,278	8,290	(10,735)

Income tax expense	$67,077	$72,813	$90,221

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2019	2018	2017
U.S. federal statutory rate	21.0%	21.0%	35.0%
State income taxes, net of federal benefit and other	2.8	3.6	2.4
Excess tax benefits from share-based compensation	(2.0)	(2.0)	(2.7)
Tax effects on foreign income	0.5	0.5	(1.0)
GILTI	(0.1)	0.3	—
Tax credits and other	(1.0)	—	(0.6)
Repatriation transition tax	—	(0.9)	3.0
Deferred tax impact of enacted tax rate changes	—	0.3	(6.3)

Effective income tax rate attributable to Watsco, Inc.	21.2	22.8	29.8
Taxes attributable to non-controlling interest	(2.7)	(3.1)	(3.8)

Effective income tax rate	18.5%	19.7%	26.0%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2019	2018
Deferred tax assets:
Share-based compensation	$24,413	$21,517
Capitalized inventory costs and inventory reserves	3,627	2,151
Allowance for doubtful accounts	1,338	1,057
Self-insurance reserves	209	206
Other	2,212	2,486
Net operating loss carryforwards	2,036	484

	33,835	27,901
Valuation allowance	(655)	—

Total deferred tax assets	33,180	27,901

Deferred tax liabilities:
Deductible goodwill	(73,898)	(69,600)
Depreciation	(14,241)	(10,695)
Other	(7,188)	(8,516)

Total deferred tax liabilities	(95,327)	(88,811)

Net deferred tax liabilities (1)	$(62,147)	$(60,910)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.
Prior to enactment of the TCJA, U.S. income taxes had not been provided on undistributed earnings of our foreign subsidiaries as we had intended to reinvest such earnings permanently outside the U.S. or to repatriate such earnings only when it was tax effective to do so. The TCJA one-time
repatriation transition tax and GILTI liabilities effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes. As of December 31, 2019, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $72,300.
Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2019 is not practicable to estimate.

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. As of December 31, 2019 and 2018, we had a valuation allowance of $655 and $0, respectively, to reduce our deferred tax assets to an amount that is more likely than not to be recovered. At December 31, 2019, there were state net operating loss carryforwards of $10,411, which expire in varying amounts from 2020 through 2039. At December 31, 2019, there were foreign net operating loss carryforwards of $7,103, which expire in varying amounts from 2035 through 2039.
These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2019.

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
As of December 31, 2019 and 2018, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $5,367 and $4,902, respectively. Of these totals, $4,367 and $3,997, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. As of December 31, 2019 and 2018, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $855 and $755, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2016	$3,695
Additions based on tax positions related to the current year	801
Reductions due to lapse of applicable statute of limitations	(271)

Balance at December 31, 2017	4,225
Additions based on tax positions related to the current year	960
Reductions due to lapse of applicable statute of limitations	(283)

Balance at December 31, 2018	4,902
Additions based on tax positions related to the current year	1,027
Reductions due to lapse of applicable statute of limitations	(562)

Balance at December 31, 2019	$5,367

10. SHARE-BASED COMPENSATION AND BENEFIT PLANS
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
Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) 45,421 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the 2001 Plan as of the date our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 779,502 shares of Common stock, net of cancellations, and 787,490 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2019. As of December 31, 2019, 478,429 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years
of service and have contractual terms
of
five years
.
 Awards of
non-vested
restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2001 Plan expired during 2014; therefore,
no
additional options may be granted. There were no options outstanding under the 2001 Plan at December 31, 2019.
The following is a summary of stock option activity under the 2014 Plan and the 2001 Plan as of and for the year ended December 31, 2019:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2018	504,617	$151.71
Granted	206,750	162.42
Exercised	(94,525)	125.11
Forfeited	(28,500)	160.53
Expired	(3,667)	162.62

Options outstanding at December 31, 2019	584,675	$159.34	3.37	$12,591

Options exercisable at December 31, 2019	95,047	$150.83	2.42	$2,879

The following is a summary of
non-vested
restricted stock activity as of and for the year ended December 31, 2019:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2018	3,062,602	$48.72
Granted	173,940	151.58
Vested	(32,000)	67.54
Forfeited	(12,837)	148.43

Non-vested restricted stock outstanding at December 31, 2019	3,191,705	$68.63

The weighted-average grant date fair value of
non-vested
restricted stock granted during 2019, 2018 and 2017 was $151.58, $167.06 and $149.47, respectively. The fair value of non-vested
restricted stock that vested during 2019, 2018 and 2017 was $4,931, $9,637 and $11,580, respectively.
During 2019, 9,824 shares of Common and Class B common stock with an aggregate fair market value of $1,518 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2018, 21,754 shares of Common stock and Class B common stock with an aggregate fair market value of $3,775 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock.
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

F
-26

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2019	2018	2017
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	1.64%	2.69%	1.77%
Expected volatility	18.01%	17.11%	17.41%
Expected dividend yield	3.99%	3.13%	2.82%
Grant date fair value	$14.81	$20.05	$17.23
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2019, 2018 and 2017 was $4,153, $3,500 and $2,296, respectively. Cash received from the exercise of stock options during 2019, 2018 and 2017 was $11,703, $5,006 and $3,855, respectively. The tax benefit from stock option exercises during 2019, 2018 and 2017 was $626, $635 and $645, respectively. During
2019, 2018 and 2017, 799 shares of Common stock with an aggregate fair market value of $134, 7,027 shares of Common stock with an aggregate fair market value of $1,269 and 350 shares of Common stock with an aggregate fair market value of $53, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.

Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2019	2018	2017
Stock options	$2,440	$2,014	$1,451
Non-vested restricted stock	14,592	13,494	11,842

Share-based compensation expense	$17,032	$15,508	$13,293

At December 31, 2019, there was $3,942 of unrecognized
pre-tax
compensation expense related to stock options granted under the 2014 Plan, which is expected to be recognized over a weighted-average period of approximately 1.7 years. The total fair value of stock options that vested during 2019, 2018 and 2017 was $2,055, $1,607 and $754, respectively.
At December 31, 2019, there was $132,642 of unrecognized
pre-tax
compensation expense related to
non-vested
restricted stock, which is expected to be recognized over a weighted-average period of approximately 11 years. Of this amount, approximately $57,000 is related to awards granted to our Chief Executive Officer (“CEO”), of which approximately $6,000, $37,000 and $14,000 vest in approximately 3, 7 and 9 years upon his attainment of age 82, 86 and 88, respectively, and approximately $16,000 is related to awards granted to our President, of which approximately $15,000 and $1,000 vest in approximately 24 and 26 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2019, we were obligated to issue 56,823 shares of non-vested
restricted stock to our CEO that vest in 9 years and 20,886 shares of non-vested
restricted stock to our President that vest in 24 years in connection with performance-based incentive compensation.
Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2019, 2018 and 2017, employees purchased 5,676, 5,151 and 5,571 shares of Common stock at an average price of $145.09, $168.21 and $144.58 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 5,087, 4,338 and 3,844 additional shares during 2019, 2018 and 2017, respectively. We received net proceeds of $1,638, $1,585 and $1,389, respectively, during 2019, 2018 and 2017, for shares of our Common stock purchased under the ESPP. At December 31, 2019, 466,493 shares remained available for purchase under the ESPP.
401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2019, 2018 and 2017, we issued 30,715, 17,318 and 16,389 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $4,274, $2,945 and $2,428, respectively.

11. PURCHASE OF OWNERSHIP INTEREST IN JOINT VENTURE
In 2011, we formed a joint venture with Carrier, Carrier Enterprise Northeast LLC, which we refer to as Carrier Enterprise II. On February 13, 2017, we purchased an additional 10% ownership interest for cash consideration of $42,688, which increased our controlling interest in Carrier Enterprise II to 80%.
Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans Associates II LLC (“Homans”) from Carrier Enterprise
II
for cash consideration of $32,400, which increased our ownership in Homans to 100%. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a stand-alone subsidiary of the Company with 16 locations in the Northeastern U.S.
12. INVESTMENT IN UNCONSOLIDATED ENTITY
On June 21, 2017, our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, acquired a 34.9% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor operating from 30 locations in the Western U.S. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. Carrier Enterprise I acquired its ownership interest in RSI for cash consideration of $63,600, of which we contributed $50,880 and Carrier contributed $12,720. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3% for cash consideration of $3,760, of which we contributed $3,008 and Carrier contributed $752. Effective April 22, 2019, Carrier Enterprise I acquired an additional 1.8% ownership interest in RSI for cash consideration of $4,940, of which we contributed $3,952 and Carrier contributed $988. This acquisition increased Carrier Enterprise I’s ownership interest in RSI to 38.1%.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two
of RSI’s
six
board members. Given Carrier Enterprise I’s 38.1% equity interest in RSI and its right to appoint two
out of RSI’s
six
board members, this investment in RSI is accounted for under the equity method.

13. ACQUISITIONS
N&S Supply of Fishkill, Inc.
On November 26, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of N&S Supply of Fishkill, Inc., a distributor of air conditioning, heating and plumbing products operating from seven locations in New York and Connecticut. The purchase price was composed of cash consideration of $12,000, the issuance of 22,435 shares of Common stock having a fair value of $4,032 and the payment of certain indebtedness. The purchase price resulted in the recognition of $2,722 in goodwill. The tax basis of the acquired goodwill recognized is deductible for income tax purposes over 15 years.
Peirce-Phelps, Inc.
On August 1, 2019, Carrier Enterprise I acquired substantially all the
HVAC
assets and assumed certain of the liabilities of Peirce-Phelps, Inc. (“PPI”), an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware, for $85,000 less certain average revolving indebtedness. Consideration for the net purchase price consisted of $10,000 in cash, 372,543 shares of Common stock having a fair value of $58,344
,
net of a discount for lack of
marketability,

and the payment of certain average revolving indebtedness. Carrier contributed cash of $17,000 to Carrier Enterprise I in connection with the acquisition of PPI.
The purchase price resulted in the recognition of $28,884 in goodwill and intangibles. The fair value of the identified intangible assets was $19,000 and consisted of $13,500 in trade names and distribution rights
,
and $5,500 in customer relationships to be amortized over a
n
18
-
year period. The tax basis of the acquired goodwill recognized is deductible for income tax purposes over 15 years.

The table below presents the allocation of the total consideration to tangible and intangible assets acquired
 and
 liabi
l
ities assumed from the acquisition of PPI based on the respective fair values as of August 1, 2019:

Cash and cash equivalents	$4,299
Accounts receivable	30,719
Inventories	45,491
Other current assets	135
Property and equipment	2,544
Operating lease right-of-use assets	19,072
Goodwill	9,884
Intangibles	19,000
Other assets	299
Accounts payable	(11,079)
Accrued expenses and other current liabilities	(13,038)
Operating lease liabilities, net of current portion	(14,100)

Total	$93,226

Dunphey & Associates Supply Co., Inc
.
On April 2, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of Dunphey & Associates Supply Co., Inc., a distributor of air conditioning and heating products operating from seven locations in New Jersey, New York and Connecticut
,
for cash consideration of $16,758 and the issuance of 50,952 shares of Common stock having a fair value of $6,891
,
net of a discount for lack of marketability. The purchase price resulted in the recognition of $8,974 in goodwill and intangibles. The fair value of the identified intangible assets was $5,300 and consisted of $2,500 trade names and trademarks
,
and $2,800 in customer relationships to be amortized over a 15
-
year period. The tax basis of the acquired goodwill recognized is deductible for income tax purposes over 15 years
.
Other Acquisitions
On August 23, 2018, one of our wholly owned subsidiaries acquired Alert Labs, Inc., a technology company based in Ontario, Canada for cash consideration of $5,889 and the issuance of 23,873 shares of Common stock having a fair value of $3,991, net of a discount for lack of marketability, less $171 related to our previously held equity interest. In addition, 23,230 shares of Common stock having a fair value of $3,026 were issued into escrow as contingent consideration, all of which are subject to certain performance metrics within a three-year measurement period. The purchase price resulted in the recognition of $15,403 in goodwill and intangibles. The fair value of the identified intangible assets was $1,640 and consisted of $1,600 in patented and unpatented technologies and $40 in customer relationships to be amortized over a seven-year period. The tax basis of the acquired goodwill recognized is not deductible for income tax purposes.
On November 30, 2018, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of a wholesale distributor of air conditioning and heating products operating from three locations in North Carolina.
The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the acquisitions was
not deemed significant to the consolidated financial statements.
14. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2017	$382,729
Acquired goodwill	13,301
Foreign currency translation adjustment	(4,032)

Balance at December 31, 2018	391,998
Acquired goodwill	16,742
Foreign currency translation adjustment	2,477

Balance at December 31, 2019	$411,217

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2019	2018
Indefinite lived intangible assets - Trade names, trademarks and distribution rights		$138,647	$119,188
Finite lived intangible assets:
Customer relationships	7-18 years	79,911	69,593
Patented and unpatented technology	7 years	1,680	1,600
Trade name	10 years	1,150	1,150
Accumulated amortization		(49,384)	(43,680)

Finite lived intangible assets, net		33,357	28,663

		$172,004	$147,851

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017, were $5,704, $5,348 and $5,263, respectively.
Annual amortization of finite lived intangible assets for the next five years is expected to approximate the following:

2020	$5,800
2021	$4,900
2022	$4,100
2023	$3,500
2024	$3,300
15. SHAREHOLDERS’ EQUITY
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
Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2019 or 2018.
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
(File No.
 333-207831).
Stock Repurchase Plan
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2019, 2018 or 2017. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2019, there were 1,129,087 shares remaining authorized for repurchase under the program.

16. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, borrowings under our revolving credit agreement and debt instruments included in other long-term obligations. At December 31, 2019 and 2018, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.
The fair values of variable rate borrowings under our revolving credit agreement and debt instruments included in long-term obligations also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At December 31, 2019
,
we were contingently liable under a standby letter of credit for $925, which was required by a lease for real property. At
December
 31,
 2018, we were contingently liable under standby letters of credit aggregating $1,222, which were
 primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2019 and 2018, we were contingently liable under various performance bonds aggregating approximately $10,500 and $3,600, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.
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
17.
DERIVATIVES
We enter into foreign currency forward and option contracts to offset the earnings impact that foreign exchange rate fluctuations would otherwise have on certain monetary liabilities that are denominated in nonfunctional currencies.
Cash Flow Hedging Instruments
We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is 12 months. Accordingly, at December 31, 2019, all our open foreign currency forward contracts had maturities of one year or less. The total notional value of our foreign currency exchange contracts designated as cash flow hedges at December 31, 2019 was $41,200, and such contracts have varying terms expiring through September 2020.
The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2019	2018
(Loss) gain recorded in accumulated other comprehensive loss	$(2,001)	$2,627
Gain reclassified from accumulated other comprehensive loss into earnings	$(482)	$(215)
At December 31, 2019, we expected an estimated $1,033
pre-tax
loss
 to be reclassified into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.

Derivatives Not Designated as Hedging Instruments
We have also entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. The total notional value of our foreign currency exchange contracts not designated as hedging instruments at December 31, 2019 was $6,000, and such contracts have varying terms expiring through February 2020.
We recognized (losses)
gains
of $(540), $129 and $(829) from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2019, 2018 and 2017, respectively.
The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in accrued expenses and other current liabilities and o
ther current assets
in our consolidated balance sheets. See Note 18.

	Asset Derivatives		Liability Derivatives
December 31,	2019	2018	2019	2018
Derivatives designated as hedging instruments	$—	$1,262	$944	$3
Derivatives not designated as hedging instruments	—	58	63	11

Total derivative instruments	$—	$1,320	$1,007	$14

18. FAIR VALUE
MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2019 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$402	$402	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$1,007	—	$1,007	—

		Total	Fair Value Measurements at December 31, 2018 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Derivative financial instruments	Other current assets	$1,320	—	$1,320	—
Equity securities	Other assets	$279	$279	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$14	—	$14	—
The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:
Equity securities
– these investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy.
Derivative financial instruments
– these derivatives are foreign currency forward and option contracts. See Note 17. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.
There were no transfers in or out of Level 1 and Level 2 during 2019 or 2018.

19. COMMITMENTS AND CONTINGENCIES
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
Self-
Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $3,062 and $2,311 at December 31, 2019 and 2018, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest
Entity
As of December 31, 2019, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $3,700. See “Self-Insurance” above for further information on commitments associated with the insurance programs and Note 16, under the caption
“Off-Balance
Sheet Financial Instruments,” for further information on standby letters of credit. At December 31, 2019, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2019, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $28,000, of which approximately $17,000 is with Carrier and its affiliates.
20. RELATED PARTY TRANSACTIONS
Purchases from Carrier and its affiliates comprised 62% of all inventory purchases made during each of 2019, 2018 and 2017. At December 31, 2019 and 2018, approximately $86,000 and $71,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2019, 2018 and 2017 included approximately $91,000, $84,000 and $64,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2019 and 2018, we paid this firm $187 and $131, respectively, for services performed, and no amount was payable at December 31, 2019.
A member of our Board of Directors is the Chairman and Chief Executive Officer of Moss & Associates LLC, which served as general contractor for the remodeling of our Miami headquarters that was completed in 2018. We paid Moss & Associates LLC $124 and $951 for construction services performed during 2018 and 2017, respectively.
21. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2019	2018 (2)	2017
Revenues:
United States	$4,184,206	$3,981,056	$3,775,729
Canada	294,040	291,685	269,603
Latin America and the Caribbean	292,116	273,912	296,623

Total revenues	$4,770,362	$4,546,653	$4,341,955

December 31,	2019 (1)	2018
Long-Lived Assets:
United States	$808,685	$549,649
Canada	180,663	162,648
Latin America and the Caribbean	20,083	6,930

Total long-lived assets	$1,009,431	$719,227

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, operating lease right-of-use assets, property and equipment, and our investment in an unconsolidated entity.
(1)
Effective January 1, 2019, we adopted the provisions of accounting guidance related to leases. Amounts prior to January 1, 2019 have not been adjusted and remain as originally reported for such periods. See Note 2.

(2)
Effective January 1, 2018, we adopted the provisions of accounting guidance related to revenue recognition. Amounts prior to January 1, 2018 have not been adjusted and remain as originally reported for such periods. See Note 3.

22. SUPPLEMENTAL CASH FLOW INFORMATIO
N
Supplemental cash flow information was as foll
o
ws
:

Years Ended December 31,	2019	2018	2017
Interest paid	$4,341	$3,065	$5,773
Income taxes net of refunds	$70,095	$115,301	$48,056
Common stock issued for N&S Supply of Fishkill, Inc.	$4,032	—	—
Common stock issued for Peirce-Phelps, Inc.	$58,344	—	—
Common stock issued for Dunphey & Associates Supply Co., Inc.	$6,891	—	—
Common stock issued for Alert Labs, Inc.	—	$6,846	—
23. SUBSEQUENT EVENT
On February 11, 2020, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.775 per share from $1.60 per share, beginning with the dividend that will be paid in April 2020.

WATSCO, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2019
Revenues (1)	$931,278	$1,371,854	$1,394,915	$1,072,315	$4,770,362
Gross profit	$233,760	$327,984	$334,691	$260,521	$1,156,956
Net income attributable to Watsco, Inc.	$35,037	$90,155	$83,480	$37,278	$245,950

Earnings per share for Common and Class B common stock (2):
Basic	$0.88	$2.40	$2.20	$0.92	$6.51
Diluted	$0.88	$2.40	$2.20	$0.92	$6.50

Year Ended December 31, 2018
Revenues (1)	$926,577	$1,332,743	$1,296,007	$991,326	$4,546,653
Gross profit	$230,833	$320,766	$319,009	$249,644	$1,120,252
Net income attributable to Watsco, Inc.	$34,219	$89,957	$79,163	$39,593	$242,932

Earnings per share for Common and Class B common stock (2):
Basic	$0.89	$2.41	$2.12	$1.02	$6.50

Diluted	$0.89	$2.40	$2.11	$1.02	$6.49

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