Form 10-K, Exhibit 13
period 2020-12-31
WATSCO INC
filed 2021-02-26
CIK 105016

EXHIBIT 13
WATSCO, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included under Item 8 of Part II, “Financial Statements and Supplementary Data,” and the information contained in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form
10-K
for the year ended December 31, 2020.

(In thousands, except per share data)	2020	2019 (1)	2018 (2)	2017	2016
FOR THE YEAR
Revenues	$5,054,928	$4,770,362	$4,546,653	$4,341,955	$4,220,702
Gross profit	1,222,821	1,156,956	1,120,252	1,065,659	1,034,584
Operating income	401,034	366,884	372,082	353,874	345,632
Net income	323,172	295,775	296,529	257,290	235,983
Less: net income attributable to non-controlling interest	53,593	49,825	53,597	49,069	53,173

Net income attributable to Watsco, Inc.	$269,579	$245,950	$242,932	$208,221	$182,810

Diluted earnings per share for Common and Class B common stock	$7.01	$6.50	$6.49	$5.81	$5.15
Cash dividends per share:
Common stock	$6.925	$6.40	$5.60	$4.60	$3.60
Class B common stock	$6.925	$6.40	$5.60	$4.60	$3.60
Weighted-average Common and Class B common shares outstanding - Diluted	35,151	34,676	34,374	32,863	32,617
AT YEAR END
Total assets	$2,484,347	$2,556,161	$2,161,033	$2,046,877	$1,874,649
Total long-term obligations	$144,338	$311,980	$135,752	$22,085	$235,642
Total shareholders’ equity	$1,779,761	$1,714,767	$1,601,713	$1,550,977	$1,251,748
Number of employees	5,800	5,800	5,200	5,200	5,050

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

•	general economic conditions, both in the United States and in the international markets we serve;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	the continued impact of the COVID-19 pandemic;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather patterns and conditions;

•	insurance coverage risks;

•	federal, state, and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.
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

The following information should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form
10-K
for the year ended December 31, 2020.
Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2020, we operated from 600 locations in 38 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
operating leases.
Sales of residential central air conditioners, heating equipment, and parts and supplies are seasonal. Furthermore, profitability can be impacted favorably or unfavorably based on weather patterns, particularly during the Summer and Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the first and fourth quarters. Demand related to the new construction sectors throughout most of the markets we serve tends to be fairly evenly distributed throughout the year and depends largely on housing completions and related weather and economic conditions.
Impact of the
COVID-19
Pandemic
A novel strain of coronavirus,
COVID-19,
surfaced in December 2019 and has spread around the world, including to the United States. In March 2020, the World Health Organization declared
COVID-19
a pandemic. For certain periods of the pandemic thus far, some U.S. states had been under executive orders requiring that all workers remain at home unless their work was critical, essential, or life-sustaining. We believe that, based on the various standards published to date, the work our employees perform is essential, and as such we continued to operate with certain modifications during these periods. Certain of our locations experienced short-term closures for
COVID-19
employee health concerns or operated at a diminished capacity, which negatively impacted business during March and April of 2020. At the end of the second quarter of 2020, many of the markets in which we operate had begun to ease
COVID-19
restrictions that had been in place earlier in the period. However, during the second half of 2020, viral infections began to increase, resulting in the resumption of restrictions in certain markets in which we operate.
Consistent with broader social trends, we have taken steps to safeguard the health of our employees and customers. This includes creating space between work areas, providing ample personal protective equipment and cleaning supplies, having formal policies for mitigation in the event of cases of illness, utilizing technologies where work duties allow to enable work from home capabilities, and instituting contactless sales and servicing capabilities at many of our locations to create social distancing. As of the date of this filing, all our locations are operating, and due to these precautions, have continued to function effectively, including our internal controls over financial reporting. In light of the continued high rate of viral infections that exists as of the date of this filing, there remains significant uncertainty concerning the magnitude of the impact and duration of the
COVID-19
pandemic.
In response to the pandemic, we implemented plans intended to preserve adequate liquidity and ensure that our business continued to operate during this uncertain time. In addition, we have taken actions to reduce costs, including reductions in compensation, rent abatement, changes to vendor terms and other austerity measures to curtail discretionary spending in light of the circumstances. Other costs, including hourly wages, overtime, sales commissions, temporary labor, performance-based compensation, advertising, and delivery expenses are expected to vary in correlation with our overall business activity. As restrictions ease and normal economic conditions and operations resume, the various austerity measures to curtail discretionary spending have eased.
With respect to liquidity, we believe that our balance sheet remains strong with $146.1 million in cash, no outstanding borrowings drawn from our $560.0 million credit facility and $1.8 billion of shareholders’ equity as of December 31, 2020. On February 9, 2021, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.95 per share beginning with the dividend that will be paid in April 2021. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects. During these uncertain times, we believe that our scale, our current debt-free position, conservative leverage ratio, and our historical ability to generate cash flow positions us well as we work through the impacts of the
COVID-19
pandemic.

The full impact of the
COVID-19
pandemic on our financial condition and results of operations will continue to depend on future developments, such as the ultimate duration and scope of the pandemic, its impact on our employees, customers, and suppliers, how quickly normal economic conditions and operations resume and whether the pandemic exacerbates other risks disclosed in Item 1A “Risk Factors” of this Annual Report on Form
10-K
for the year ended December 31, 2020. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine are in the best interests of our employees, customers, suppliers and shareholders.
Joint Ventures with Carrier Global Corporation
On April 3, 2020, United Technologies Corporation completed the spin-off
of Carrier Corporation into an independent, publicly traded company, named Carrier Global Corporation (“Carrier”).
In 2009, we formed a joint venture with Carrier, which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. The export division, Carrier InterAmerica Corporation, redomesticated from the U.S. Virgin Islands to Delaware effective December 31, 2019, following which Carrier InterAmerica Corporation became a separate operating entity in which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest. On August 1, 2019, Carrier Enterprise I acquired substantially all of the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc. (“PPI”), an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware.
In 2011, we formed a second joint venture with Carrier, in which Carrier contributed 28 of its company-owned locations in the Northeast U.S., and we contributed 14 locations in the Northeast U.S., and we then purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. We have an 80% controlling interest in Carrier Enterprise II, and Carrier has a 20%
non-controlling
interest. Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans Associates II LLC (“Homans”) from Carrier Enterprise II, following which we owned 100% of Homans. Homans previously operated as a division of Carrier Enterprise II and now operates as one of our stand-alone, wholly owned subsidiaries.
In 2012, we formed a third joint venture with Carrier, which we refer to as Carrier Enterprise III. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and Carrier has a 40%
non-controlling
interest.
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
Our significant accounting policies are discussed in Note 1 to our audited consolidated financial statements included with this Annual Report on Form
10-K.
Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered critical accounting policies. Management has discussed the development and selection of critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We typically do not require our customers to provide collateral. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers several factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Our business and our customers’ businesses are seasonal. Sales are lowest during the first and fourth quarters, and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends, and changes in industry conditions.
The allowance for doubtful accounts was $7.1 million and $7.9 million at December 31, 2020 and 2019, respectively, a decrease of $0.8 million. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2020 decreased to 1.4% from 1.8% at December 31, 2019. These decreases were primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2020.
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
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2021, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.
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
The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $999.9 million and $1,009.4 million at December 31, 2020 and 2019, respectively, a decrease of $9.5 million. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
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

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $5.4 million and $3.1 million at December 31, 2020 and 2019, respectively, were established related to such insurance programs.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $0.7 million was recorded at both December 31, 2020 and 2019 due to uncertainties related to the ability to utilize a portion of the deferred tax assets primarily arising from foreign net operating loss carryforwards. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for a discussion of recently adopted accounting standards.
Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.8	75.7	75.4

Gross profit	24.2	24.3	24.6
Selling, general and administrative expenses	16.5	16.8	16.7
Other income	0.2	0.2	0.2

Operating income	7.9	7.7	8.2
Interest expense, net	0.0	0.1	0.1

Income before income taxes	7.9	7.6	8.1
Income taxes	1.5	1.4	1.6

Net income	6.4	6.2	6.5
Less: net income attributable to non-controlling interest	1.1	1.0	1.2

Net income attributable to Watsco, Inc.	5.3%	5.2%	5.3%

Note:	Due to rounding, percentages may not add up to 100.

The following narratives reflect our acquisition of the HVAC distribution businesses of N&S Supply of Fishkill, Inc. (“N&S”) in November 2019, PPI in August 2019, Dunphey & Associates Supply Co., Inc. (“DASCO”) in April 2019, as well as the purchase of an additional 1.8% ownership interest in Russell Sigler, Inc. (“RSI”) in April 2019, and the purchase of an additional 20% ownership interest in Homans effective May 31, 2019. We did not acquire any businesses during 2020.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2020 and 2019, two and nine locations, respectively, that we opened were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2020 and 2019:

Number of Locations
December 31, 2018	571
Opened	14
Acquired	33
Closed	(12)

December 31, 2019	606
Opened	3
Closed	(9)

December 31, 2020	600

2020 Compared to 2019
Revenues
Revenues for 2020 increased $284.6 million, or 6%, to $5,054.9 million, including $174.1 million attributable to new locations acquired and $4.2 million from other locations opened during the preceding 12 months, offset by $10.9 million from locations closed. Sales of HVAC equipment (69% of sales) increased 7%, sales of other HVAC products (28% of sales) increased 3% and sales of commercial refrigeration products (3% of sales) decreased 4%. On a same-store basis, revenues increased $117.2 million, or 2%, as compared to 2019, reflecting a 4% increase in sales of HVAC equipment (69% of sales), which included a 9% increase in residential HVAC equipment (10% increase in U.S. markets and a 2% decrease in international markets) and a 15% decrease in sales of commercial HVAC equipment (10% decrease in U.S. markets and a 27% decrease in international markets), flat sales of other HVAC products (28% of sales), and a 4% decrease in sales of commercial refrigeration products (3% of sales). The increase in same-store revenues of HVAC equipment was primarily due to demand for the replacement of residential HVAC equipment, partially offset by lower sales of commercial HVAC equipment due to the pandemic-related market disruption. The increase in residential HVAC equipment was composed of a 10% increase in volume while the average selling price remained flat.
Gross Profit
Gross profit for 2020 increased $65.9 million, or 6%, to $1,222.8 million, primarily as a result of increased revenues. Gross profit margin declined 10 basis-points to 24.2% in 2020 versus 24.3% in 2019, primarily due to a shift in sales mix toward HVAC equipment, which generates a lower gross profit margin than non-equipment
products.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for 2020 increased $32.7 million, or 4%, to $833.1 million, primarily due to increased revenues. Selling, general and administrative expenses as a percentage of revenues for 2020 decreased to 16.5% versus 16.8% in 2019. On a same-store basis, selling, general and administrative expenses decreased 1% as compared to 2019 primarily due to actions taken to improve operating efficiencies and to reduce costs and curtail discretionary spending in response to the pandemic. Selling, general and administrative expenses included $3.0 million of additional costs for 2020 in excess of 2019 for ongoing technology initiatives, including initiatives designed to mitigate the impact of the pandemic.
Other Income
Other income of $11.3 million and $10.3 million for the years ended December 31, 2020 and 2019, respectively, represented our share of the net income of RSI.
Operating Income
Operating income for 2020 increased $34.2 million, or 9%, to $401.0 million. Operating margin improved 20 basis-points to 7.9% in 2020 from 7.7% at 2019. On a same-store basis, operating margin was 8.1% in 2020 as compared to 7.7% in 2019.

Interest Expense, Net
Interest expense, net for 2020 decreased $2.8 million, or 69%, to $1.2 million, primarily as a result of a decrease in average outstanding borrowings and a lower effective interest rate for the 2020 period, as compared to the same period in 2019.
Income Taxes
Income taxes increased 14% to $76.6 million and represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The effective income tax rates attributable to us were 22.0% and 21.2% for 2020 and 2019, respectively. The increase was primarily due to higher state income taxes, offset by greater share-based compensation and lower estimated foreign withholding taxes in 2019 as compared to 2020.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco in 2020 increased $23.6 million, or 10%, to $269.6 million. The increase was primarily driven by higher revenues and gross profit, and lower interest expense, net.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2019 for a discussion of results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018.
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
As of December 31, 2020, we had $146.1 million of cash and cash equivalents, of which $82.8 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions.
We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement are sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.
Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. LIBOR is the subject of recent proposals for reform that currently provide for the phase-out
of LIBOR after December 31, 2021. The consequences of these developments with respect to LIBOR cannot be entirely predicted but could result in an increase in the cost of our debt, as it is currently anticipated that lenders will replace LIBOR with the Secured Overnight Financing Rate (“SOFR”), which may exceed what would have been the comparable LIBOR rate. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.

Working Capital
Working capital decreased to $997.3 million at December 31, 2020 from $1,085.0 million at December 31, 2019, primarily as a result of lower levels of inventory due to inventory optimization activities, pandemic-related supply chain disruptions, and higher levels of accounts payable and accrued expenses in 2020 versus 2019.
Cash Flows
The following table summarizes our cash flow activity for 2020 and 2019 (in millions):

	2020	2019	Change
Cash flows provided by operating activities	$534.4	$335.8	$198.6
Cash flows used in investing activities	$(16.3)	$(81.0)	$64.7
Cash flows used in financing activities	$(448.5)	$(264.0)	$(184.5)
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in this Annual Report on Form
10-K.
Operating Activities
The increase in net cash provided by operating activities was primarily due to a reduction in the level of inventories and the comparative timing of payments for accrued expenses and other current liabilities in 2020 versus 2019.
Investing Activities
Net cash used in investing activities was lower in 2020 due to cash consideration paid for acquisitions and the purchase of an additional ownership interest in RSI in 2019, whereas we acquired no new businesses or any portions thereof in 2020.
Financing Activities
The increase in net cash used in financing activities was primarily attributable to net repayments under our revolving credit agreement and an increase in dividends paid in 2020.
Revolving Credit Agreement
We maintain an unsecured, syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. On April 10, 2020, we increased the aggregate borrowing capacity of our revolving credit agreement from $500.0 million to $560.0 million. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $460.0 million at our discretion, and we effected this reduction in 2020. Included in the credit facility are a $100.0 million swingline subfacility, a $10.0 million letter of credit subfacility, a $75.0 million alternative currency borrowing sublimit and an $8.0 million Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2020), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2020), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2020).
At December 31, 2020 there was no outstanding balance under the revolving credit agreement. At December 31, 2019 $155.7 million was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2020.

Contractual Obligations
The following table summarizes our significant contractual obligations at December 31, 2020.

	Payments due by Period (in millions)
Contractual Obligations	2021	2022	2023	2024	2025	Thereafter	Total
Operating leases (1)	$77.2	$62.3	$44.9	$25.1	$9.7	$6.8	$226.0
Purchase obligations (2)	31.8	—	—	—	—	—	31.8

Total	$109.0	$62.3	$44.9	$25.1	$9.7	$6.8	$257.8

(1)
Includes imputed interest of $16.2
 million. Additional information related to operating leases can be found in Note 2 to our audited consolidated financial statements contained in this Annual Report on Form
10-K.

(2)
Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity, and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our audited consolidated balance sheets and are excluded from the above table.

We have not included in the contractual obligations table above approximately $5.5 million of net liabilities for unrecognized tax benefits relating to various tax positions we have taken, the timing of which is uncertain.
At December 31, 2020, there were no commercial obligations outstanding under our revolving credit agreement.
Off-Balance
Sheet Arrangements
Refer to Note 16 to our audited consolidated financial statements contained in this Annual Report on Form
10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2020. Such discussion is incorporated herein by reference.
Purchase of Remaining Ownership Interest in Joint Venture
Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans from Carrier Enterprise II for cash consideration of $32.4 million, which increased our ownership in Homans to 100%. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a wholly owned subsidiary of the Company with 17 locations in the Northeastern U.S.
Investment in Unconsolidated Entity
On June 21, 2017, Carrier Enterprise I acquired a 34.9% ownership interest in RSI, an HVAC distributor operating from 30 locations in the Western U.S. for cash consideration of $63.6 million, of which we contributed $50.9 million, and Carrier contributed $12.7 million. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3% for cash consideration of $3.8 million, of which we contributed $3.0 million and Carrier contributed $0.8 million. Effective April 22, 2019, Carrier Enterprise I acquired an additional 1.8% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 38.1% for cash consideration of $4.9 million, of which we contributed $3.9 million and Carrier contributed $1.0 million.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. At December 31, 2020, the estimated purchase amount we would be contingently liable for was approximately $200.0 million. We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement will be sufficient to purchase any additional ownership interests in RSI.
Acquisitions
On November 26, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of N&S, a distributor of air conditioning, heating and plumbing products operating from seven locations in New York and Connecticut. The purchase price was composed of cash consideration of $12.0 million, the issuance of 22,435 shares of Common stock having a fair value of $3.9 million, net of a discount for lack of marketability, and the repayment of certain indebtedness.

On August 1, 2019, Carrier Enterprise I acquired substantially all the HVAC assets and assumed certain of the liabilities of PPI, an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware, for $85.0 million less certain average revolving indebtedness. Consideration for the net purchase price consisted of $10.0 million in cash, 372,543 shares of Common stock having a fair value of $58.3 million, net of a discount for lack of marketability, and the repayment of certain average revolving indebtedness. Carrier contributed cash of $17.0 million to Carrier Enterprise I in connection with the acquisition of PPI.
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
Common Stock Dividends
We paid cash dividends of $6.925, $6.40 and $5.60 per share of Common stock and Class B common stock in 2020, 2019, and 2018, respectively. On January 4, 2021, our Board of Directors declared a regular quarterly cash dividend of $1.775 per share of both Common and Class B common stock that was paid on January 29, 2021 to shareholders of record as of January 15, 2021. On February 9, 2021, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.95 per share from $1.775 per share, beginning with the dividend that will be paid in April 2021. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.
Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2020, there were 1,129,087 shares remaining authorized for repurchase under the program.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 2%, respectively, of our total revenues for 2020.
Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. We had only one foreign exchange contract at December 31, 2020, the total notional value of which was $1.0 million, and such contract expired during January 2021. For the year ended December 31, 2020, foreign currency transaction gains and losses did not have a material impact on our results of operations.
We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $2.5 million impact to net income for the year ended December 31, 2020.

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
At December 31, 2020, we had no exposure to interest rates based on variable debt outstanding as no amount was outstanding under our revolving credit agreement, however, we evaluated our exposure to interest rates based on the average amount of variable debt outstanding under our revolving credit agreement during 2020 and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $0.7 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.

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
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework
Internal Control
 — Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Watsco, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2021 expressed an unqualified opinion on those consolidated financial statements.
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
February 26, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of inventory net realizable value adjustments related to excess and slow-moving inventory
As discussed in Note 1 to the consolidated financial statements, the Company values its inventory at the lower of cost using weighted-average cost basis and first-in,
first-out
methods, or net realizable value. The Company adjusts excess, slow-moving, and damaged inventory to their estimated net realizable value. As of December 31, 2020, the Company’s inventory balance was $781,299 thousand.
We identified the evaluation of inventory net realizable value adjustments related to excess and slow-moving inventory as a critical audit matter due to the amount of judgment required by the Company in making such estimates. As a result, there was a high degree of subjective auditor judgment in assessing such estimates, specifically as it related to the future salability of inventories.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to estimate net realizable values related to excess and slow-moving inventory. This included controls related to the future salability of inventories, assumptions used for excess and slow-moving inventory, and the Company’s review of inventory net realizable value adjustments. We compared a selection of inventory units to historical performance to assess possible write-down indications and future salability. We performed a sensitivity analysis under various scenarios and analyzed trends of total adjustments to net realizable values in relation to total inventory to test the Company’s determination of the inventory valuation and adjustments related to excess and slow-moving inventory.

/s/ KPMG LLP
We have served as the Company’s auditor since 2009.
Miami, Florida
February 26, 2021

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2020	2019	2018
Revenues	$5,054,928	$4,770,362	$4,546,653
Cost of sales	3,832,107	3,613,406	3,426,401

Gross profit	1,222,821	1,156,956	1,120,252
Selling, general and administrative expenses	833,051	800,328	757,452
Other income	11,264	10,256	9,282

Operating income	401,034	366,884	372,082
Interest expense, net	1,239	4,032	2,740

Income before income taxes	399,795	362,852	369,342
Income taxes	76,623	67,077	72,813

Net income	323,172	295,775	296,529
Less: net income attributable to non-controlling interest	53,593	49,825	53,597

Net income attributable to Watsco, Inc.	$269,579	$245,950	$242,932

Earnings per share for Common and Class B common stock:
Basic	$7.03	$6.51	$6.50

Diluted	$7.01	$6.50	$6.49

S
ee accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2020	2019	2018
Net income	$323,172	$295,775	$296,529
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	6,272	12,298	(20,493)
Unrealized gain (loss) on cash flow hedging instruments	880	(1,461)	1,918
Reclassification of gain on cash flow hedging instruments into earnings	(418)	(352)	(157)

Other comprehensive income (loss)	6,734	10,485	(18,732)
Comprehensive income	329,906	306,260	277,797
Less: comprehensive income attributable to non-controlling interest	56,144	53,392	46,913

Comprehensive income attributable to Watsco, Inc.	$273,762	$252,868	$230,884

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$146,067	$74,454
Accounts receivable, net	535,288	533,810
Inventories, net	781,299	920,786
Other current assets	21,791	17,680

Total current assets	1,484,445	1,546,730

Property and equipment, net	98,225	98,523
Operating lease right-of-use assets	209,169	223,369
Goodwill	412,486	411,217
Intangible assets, net	169,929	172,004
Investment in unconsolidated entity	97,847	94,833
Other assets	12,246	9,485

	$2,484,347	$2,556,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$71,804	$69,421
Accounts payable	251,553	239,666
Accrued expenses and other current liabilities	163,788	152,630

Total current liabilities	487,145	461,717

Long-term obligations:
Borrowings under revolving credit agreement	—	155,700
Operating lease liabilities, net of current portion	139,527	154,271
Finance lease liabilities, net of current portion	4,811	2,009

Total long-term obligations	144,338	311,980

Deferred income taxes and other liabilities	73,103	67,697

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 37,702,489 and 37,536,363 shares outstanding at December 31, 2020 and 2019, respectively	18,851	18,768
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,691,456 and 5,529,944 shares outstanding at December 31, 2020 and 2019, respectively	2,846	2,765
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	950,915	907,877
Accumulated other comprehensive loss, net of tax	(34,867)	(39,050)
Retained earnings	636,373	632,507
Treasury stock, at cost, 4,823,988 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2020 and 2019, respectively	(87,440)	(87,440)

Total Watsco, Inc. shareholders’ equity	1,486,678	1,435,427
Non-controlling interest	293,083	279,340

Total shareholders’ equity	1,779,761	1,714,767

	$2,484,347	$2,556,161

S
ee accompanying notes to consolidated financial statements
.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2017	37,228,715	$21,050	$804,008	$(34,221)	$594,556	$(87,440)	$253,024	$1,550,977
Cumulative-effect adjustment				301	(301)			—
Net income					242,932		53,597	296,529
Other comprehensive loss				(12,048)			(6,684)	(18,732)
Issuances of non-vested restricted shares of common stock	142,865	71	(71)					—
Forfeitures of non-vested restricted shares of common stock	(10,000)	(5)	5					—
Common stock contribution to 401(k) plan	17,318	9	2,936					2,945
Stock issuances from exercise of stock options and employee stock purchase plan	64,423	32	7,820					7,852
Retirement of common stock	(28,781)	(14)	(5,030)					(5,044)
Share-based compensation			15,631					15,631
Cash dividends declared and paid on Common and Class B common stock, $5.60 per share					(209,218)			(209,218)
Common stock issued for Alert Labs, Inc.	47,103	24	6,822					6,846
Investment in unconsolidated entity							752	752
Distributions to non-controlling interest							(46,825)	(46,825)

Balance at December 31, 2018	37,461,643	21,167	832,121	(45,968)	627,969	(87,440)	253,864	1,601,713

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2018	37,461,643	21,167	832,121	(45,968)	627,969	(87,440)	253,864	1,601,713
Net income					245,950		49,825	295,775
Other comprehensive gain				6,918			3,567	10,485
Issuances of non-vested restricted shares of common stock	173,940	87	(87)					—
Forfeitures of non-vested restricted shares of common stock	(12,837)	(7)	7					—
Common stock contribution to 401(k) plan	30,715	15	4,259					4,274
Stock issuances from exercise of stock options and employee stock purchase plan	105,288	53	13,411					13,464
Retirement of common stock	(10,623)	(5)	(1,647)					(1,652)
Share-based compensation			16,537					16,537
Cash dividends declared and paid on Common and Class B common stock, $6.40 per share					(241,412)			(241,412)
Common stock issued for Dunphey & Associates Supply Co., Inc.	50,952	25	6,866					6,891
Investment in unconsolidated entity							988	988
Decrease in non-controlling interest in Carrier Enterprise II			(25,768)				(6,632)	(32,400)
Common stock issued for Peirce-Phelps, Inc.	372,543	186	58,158					58,344
Investment in Peirce-Phelps, Inc.							17,000	17,000
Common stock issued for N&S Supply of Fishkill, Inc.	22,435	12	4,020					4,032
Distributions to non-controlling interest							(39,272)	(39,272)

Balance at December 31, 2019	38,194,056	21,533	907,877	(39,050)	632,507	(87,440)	279,340	1,714,767

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2019	38,194,056	21,533	907,877	(39,050)	632,507	(87,440)	279,340	1,714,767
Net income					269,579		53,593	323,172
Other comprehensive gain				4,183			2,551	6,734
Issuances of non-vested restricted shares of common stock	184,265	92	(92)					—
Forfeitures of non-vested restricted shares of common stock	(3,589)	(2)	2					—
Common stock contribution to 401(k) plan	25,216	13	4,530					4,543
Stock issuances from exercise of stock options and employee stock purchase plan	144,894	72	21,528					21,600
Retirement of common stock	(23,148)	(11)	(4,631)					(4,642)
Share-based compensation			21,862					21,862
Cash dividends declared and paid on Common and Class B common stock, $6.925 per share					(265,713)			(265,713)
Adjustment to fair value of Common stock issued for N&S Supply of Fishkill, Inc.			(161)					(161)
Distributions to non-controlling interest							(42,401)	(42,401)

Balance at December 31, 2020	38,521,694	$21,697	$950,915	$(34,867)	$636,373	$(87,440)	$293,083	$1,779,761

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2020	2019	2018
Cash flows from operating activities:
Net income	$323,172	$295,775	$296,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,908	24,512	22,095
Share-based compensation	22,129	17,032	15,508
Non-cash contribution to 401(k) plan	4,543	4,274	2,945
Provision for doubtful accounts	2,688	3,948	2,619
Loss (gain) on sale of property and equipment	17	(585)	27
Deferred income tax provision	40	1,278	8,290
Other income from investment in unconsolidated entity	(11,264)	(10,256)	(9,282)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,559)	8,457	(28,831)
Inventories, net	139,929	(15,525)	(78,954)
Accounts payable and other liabilities	33,936	12,734	(57,398)
Other, net	(3,160)	(5,873)	(2,991)

Net cash provided by operating activities	534,379	335,771	170,557

Cash flows from investing activities:
Capital expenditures	(16,436)	(17,805)	(17,153)
Business acquisitions, net of cash acquired	—	(59,672)	(5,626)
Investment in unconsolidated entity	—	(4,940)	(3,760)
Proceeds from sale of property and equipment	94	1,380	228

Net cash used in investing activities	(16,342)	(81,037)	(26,311)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(265,713)	(241,412)	(209,218)
Net (repayments) proceeds under current revolving credit agreement	(155,700)	20,500	135,200
Distributions to non-controlling interest	(42,401)	(39,272)	(46,825)
Repurchases of common stock to satisfy employee withholding tax obligations	(2,299)	(1,528)	(3,782)
Net (repayments) proceeds of other long-term obligations	(1,441)	(1,240)	269
Payment of fees related to revolving credit agreement	(196)	—	(790)
Purchase of additional ownership from non-controlling interest	—	(32,400)	—
Net repayments under prior revolving credit agreement	—	—	(21,800)
Proceeds from non-controlling interest for investment in unconsolidated entity	—	988	752
Proceeds from non-controlling interest for investment in Peirce-Phelps, Inc.	—	17,000	—
Net proceeds from issuances of common stock	19,257	13,341	6,591

Net cash used in financing activities	(448,493)	(264,023)	(139,603)

Effect of foreign exchange rate changes on cash and cash equivalents	2,069	849	(2,245)

Net increase (decrease) in cash and cash equivalents	71,613	(8,440)	2,398
Cash and cash equivalents at beginning of year	74,454	82,894	80,496

Cash and cash equivalents at end of year	$146,067	$74,454	$82,894

Supplemental cash flow information (Note 22)
See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2020, we operated from 600 locations in 38 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean
.
On April 3, 2020, United Technologies Corporation completed the spin-off
of Carrier Corporation into an independent, publicly traded company, now named Carrier Global Corporation, which we refer to as Carrier. The consolidated financial statements include the accounts of Watsco, all of its wholly owned subsidiaries and the accounts of three joint ventures with Carrier
.

Carrier InterAmerica Corporation (“CIAC”), the export division of our first joint venture with Carrier, redomesticated from the U.S. Virgin Islands to Delaware effective December 31, 2019, following which CIAC became a separate operating entity in which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest. All significant intercompany balances and transactions have been eliminated in consolidation
.
Impact of
COVID-19
Pandemic
A novel strain of coronavirus,
COVID-19,
surfaced in December 2019 and has spread around the world, including to the United States. In March 2020, the World Health Organization declared
COVID-19
a pandemic. The
COVID-19
pandemic has impacted and could further impact our operations and the operations of our suppliers and customers as a result of quarantines, facility closures, illnesses, and travel and logistics restrictions. The extent to which the
COVID-19
pandemic continues to impact our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to the magnitude, duration, spread, severity, and impact of the
COVID-19
pandemic, the effects of the
COVID-19
pandemic on our employees, customers, suppliers, and vendors, and to what extent normal economic and operating conditions can resume. Even after the
COVID-19
pandemic has subsided, we may continue to experience adverse impacts to our business as a result of any economic recession or depression that has occurred as a result of the
COVID-19
pandemic. Therefore, we cannot reasonably estimate the impact at this time.
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
Equity Method Investments
Investments in which we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in investment in unconsolidated entity in our consolidated balance sheets. Under this method of accounting, our proportionate share of the net income or loss of the investee is included in other income in our consolidated statements of income. The excess, if any, of the carrying amount of our investment over our ownership percentage in the underlying net assets of the investee is attributed to certain fair value adjustments with the remaining portion recognized as goodwill.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, net realizable value adjustments to inventories, income taxes, reserves related to loss contingencies and the valuation of goodwill, indefinite-lived intangible assets and long-lived assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.
Cash Equivalents
All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2020 and 2019, the allowance for doubtful accounts totaled $7,087 and $7,943, respectively.

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
Vendor Rebates and Purchase Discounts
We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2020 and 2019, we had $13,434 and $12,007, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
We also have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventory until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income. At December 31, 2020 and 2019, we had $12,029 and $10,098, respectively, of cash discounts recorded as a reduction of inventory.
Equity Securities
Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Changes in the fair value of equity securities and dividend income are recognized in our consolidated statements of income.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from
3-40
years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Machinery, vehicles
,
and equipment are depreciated over estimated useful lives ranging from
3-
10
years. Computer hardware and software are depreciated over estimated useful lives ranging from
3-10
years. Furniture and fixtures are depreciated over estimated useful lives ranging from
5-7
years.

Operating and Finance Leases
We have operating leases for real property, vehicles and equipment, and finance leases primarily for vehicles. Operating leases are included in operating lease right-of-use
(“ROU”) assets, current portion of long-term obligations, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered significant to our consolidated balance sheets or consolidated statements of income. Finance lease ROU assets at December 31, 2020 and 2019, of $6,232 and $3,150, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2020 and 2019, of $6,383 and $3,231, respectively, are included in current portion of long-term obligations and finance lease liabilities, net of current portion in our consolidated balance sheets.
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
1-9
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
Practical Expedients
We elected the practical expedients related to short-term leases and separating lease components from non-lease
components for all underlying asset classes.
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2021, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.
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
Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2020, there were no such events or circumstances.
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

Revenue Recognition
Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment, and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products; therefore, we satisfy our performance obligation under such contracts when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than 1% of our consolidated revenues for both 2020 and 2019.
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
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2020 and 2019 of $12,739 and $12,181, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2020, 2019
,
and 2018, were $12,588, $16,587
,
and $16,520, respectively.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2020, 2019
,
and 2018, were $55,019, $54,783
,
and $51,741, respectively.

Share-Based Compensation
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
Cash Flow Hedge.
A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is considered a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in other comprehensive income (loss) and reclassified to earnings as a component of cost of sales in the period for which the hedged transaction affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

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

Recently Adopted Accounting Standards
Financial Instruments—Credit Losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued guidance that modifies the impairment model to utilize an expected loss methodology in place of the incurred loss methodology for financial instruments, including trade receivables, contract assets, long-term receivables and off-balance
sheet credit exposures. Under the new standard, an entity will be required to consider a broader range of information to estimate expected credit losses, including historical information, current conditions
,
and a reasonable forecast period, which may result in earlier recognition of certain losses. This guidance is effective for interim and annual periods beginning after December 15, 2019 using a modified retrospective approach. The adoption of this guidance did not have a material impact on our consolidated financial statements.
Intangibles—Goodwill and Other
In January 2017, the FASB issued guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under this updated standard, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity also should consider income tax effects from any tax-deductible
goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if any. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2019. The adoption of this guidance did not have a material impact on our consolidated financial statements.
2. LEASES
The components of operating lease expense were as follows:

Years Ended December 31,	2020	2019
Lease cost	$82,543	$74,755
Short-term lease cost	6,317	9,427
Variable lease cost	942	707
Sublease income	(228)	(226)

Total operating lease cost	$89,574	$84,663

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2020	2019
ROU assets	$209,169	$223,369
Current portion of operating lease liabilities	$70,232	$68,199
Operating lease liabilities	139,527	154,271

Total operating lease liabilities	$209,759	$222,470

Weighted Average Remaining Lease Term (in years)	3.5 years	3.9 years
Weighted Average Discount Rate	4.00%	4.48%
Supplemental cash flow information related to operating leases were as follows:

Years Ended December 31,	2020	2019
Operating cash flows for the measurement of operating lease liabilities	$80,921	$75,357
Operating lease ROU assets obtained in exchange for operating lease obligations	$59,093	$290,422

At December 31, 2020, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2021	$77,170
2022	62,291
2023	44,931
2024	25,052
2025	9,709
Thereafter	6,842

Total lease payments	225,995
Less imputed interest	16,236

Total lease liability	$209,759

At December 31, 2020, we had additional operating leases, primarily for real property, that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $21,300. These operating leases are expected to commence in 2021 with lease terms of
5-11
years. These undiscounted amounts are not included in the table above.
3. REVENUES
Disaggregation of Revenues
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2020	2019	2018
Primary Geographical Regions:
United States	$4,535,262	$4,184,206	$3,981,056
Canada	301,727	294,040	291,685
Latin America and the Caribbean	217,939	292,116	273,912

	$5,054,928	$4,770,362	$4,546,653

Major Product Lines:
HVAC equipment	69%	68%	67%
Other HVAC products	28%	28%	29%
Commercial refrigeration products	3%	4%	4%

	100%	100%	100%

4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2020	2019	2018
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$269,579	$245,950	$242,932
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	23,140	20,412	19,792

Earnings allocated to Watsco, Inc. shareholders	$246,439	$225,538	$223,140

Weighted-average common shares outstanding - Basic	35,069,516	34,644,700	34,319,890

Basic earnings per share for Common and Class B common stock	$7.03	$6.51	$6.50

Allocation of earnings for Basic:
Common stock	$228,361	$208,779	$206,355
Class B common stock	18,078	16,759	16,785

	$246,439	$225,538	$223,140

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$269,579	$245,950	$242,932
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	23,140	20,411	19,788

Earnings allocated to Watsco, Inc. shareholders	$246,439	$225,539	$223,144

Weighted-average common shares outstanding - Basic	35,069,516	34,644,700	34,319,890
Effect of dilutive stock options	81,055	30,941	54,379

Weighted-average common shares outstanding - Diluted	35,150,571	34,675,641	34,374,269

Diluted earnings per share for Common and Class B common stock	$7.01	$6.50	$6.49

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2020, 2019
,
and 2018, our outstanding Class B common stock was convertible into 2,572,536, 2,574,336
,
and 2,581,627 shares of our Common stock, respectively.
Diluted earnings per share excluded 19,722, 205,380, and 74,270 shares for the years ended December 31, 2020, 2019
,
and 2018, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

5. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments. The tax effects allocated to each component of other comprehensive income (loss) were as follows:

Years Ended December 31,	2020	2019	2018
Foreign currency translation adjustment	$6,272	$12,298	$(20,493)
Unrealized gain (loss) on cash flow hedging instruments	1,205	(2,001)	2,627
Income tax (expense) benefit	(325)	540	(709)

Unrealized gain (loss) on cash flow hedging instruments, net of tax	880	(1,461)	1,918

Reclassification of gain on cash flow hedging instruments into earnings	(574)	(482)	(215)
Income tax expense	156	130	58

Reclassification of gain on cash flow hedging instruments into earnings, net of tax	(418)	(352)	(157)

Other comprehensive income (loss)	$6,734	$10,485	$(18,732)

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2020	2019	2018
Foreign currency translation adjustment:
Beginning balance	$(38,599)	$(46,604)	$(33,499)
Current period other comprehensive income (loss)	3,905	8,005	(13,105)

Ending balance	(34,694)	(38,599)	(46,604)

Cash flow hedging instruments:
Beginning balance	(451)	636	(421)
Current period other comprehensive income (loss)	528	(876)	1,151
Reclassification adjustment	(250)	(211)	(94)

Ending balance	(173)	(451)	636

Equity securities:
Beginning balance	—	—	(301)
Cumulative-effect adjustment to retained earnings	—	—	301

Ending balance	—	—	—

Accumulated other comprehensive loss, net of tax	$(34,867)	$(39,050)	$(45,968)

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 85%, 83
%,
and 84% of all purchases made in 2020, 2019
,
and 2018, respectively. Our largest supplier, Carrier and its affiliates, accounted for 63%, 62
%,
and 62% of all purchases made in 2020, 2019
,
and 2018, respectively. See Note 20. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.

7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2020	2019
Land	$741	$741
Buildings and improvements	80,877	81,938
Machinery, vehicles , and equipment	92,577	86,639
Computer hardware and software	62,776	56,227
Furniture and fixtures	19,077	18,049

	256,048	243,594
Accumulated depreciation and amortization	(157,823)	(145,071)

	$98,225	$98,523

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2020, 2019
,
and 2018, were $19,963, $18,808
,
and $16,747, respectively.
8. DEBT
We maintain an unsecured, syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. On April 10, 2020, we increased the aggregate borrowing capacity of our revolving credit agreement from $500,000 to $560,000. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $460,000 at our discretion, and we effected this reduction in 2020. Included in the credit facility are a $100,000 swingline subfacility, a $10,000 letter of credit subfacility, a $75,000 alternative currency borrowing sublimit and an $8,000 Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2020), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2020), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2020). During 2020, we paid fees of $196 in connection with the increase in the aggregate borrowing capacity of our revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.
At December 31, 2020 there was no outstanding
balance
under the revolving credit agreement. At December 31, 2019 $155,700 was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2020.

9. INCOME TAXES
The components of income tax expense from our wholly owned operations and investments and our controlling interest in
CIAC and
joint ventures with Carrier are as follows:

Years Ended December 31,	2020	2019	2018
Current:
U.S. Federal	$58,895	$48,359	$47,263
State	12,909	9,362	10,031
Foreign	4,779	8,078	7,229

	76,583	65,799	64,523

Deferred:
U.S. Federal	218	2,603	7,082
State	21	446	1,600
Foreign	(199)	(1,771)	(392)

	40	1,278	8,290

Income tax expense	$76,623	$67,077	$72,813

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to
CIAC and
our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2020	2019	2018
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit and other	3.3	2.8	3.6
Excess tax benefits from share-based compensation	(2.3)	(2.0)	(2.0)
Tax effects on foreign income	0.3	0.5	0.5
GILTI	—	(0.1)	0.3
Tax credits and other	(0.3)	(1.0)	—
Repatriation transition tax	—	—	(0.9)
Deferred tax impact of enacted tax rate changes	—	—	0.3

Effective income tax rate attributable to Watsco, Inc.	22.0	21.2	22.8
Taxes attributable to non-controlling interest	(2.8)	(2.7)	(3.1)

Effective income tax rate	19.2%	18.5%	19.7%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2020	2019
Deferred tax assets:
Share-based compensation	$27,223	$24,413
Capitalized inventory costs and inventory reserves	3,189	3,627
Allowance for doubtful accounts	949	1,338
Self-insurance reserves	518	209
Other	5,090	2,212
Net operating loss carryforwards	2,930	2,036

	39,899	33,835
Valuation allowance	(668)	(655)

Total deferred tax assets	39,231	33,180

Deferred tax liabilities:
Deductible goodwill	(78,288)	(73,898)
Depreciation	(16,441)	(14,241)
Other	(7,050)	(7,188)

Total deferred tax liabilities	(101,779)	(95,327)

Net deferred tax liabilities (1)	$(62,548)	$(62,147)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.
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
,
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
In 2018, we increased our previously estimated net income tax benefit for the enactment-date effects of the TCJA by $1,819 to $11,774, following the refinement of estimated U.S. federal and state income taxes on previously undistributed earnings of our foreign subsidiaries. There were no additional refinements for any enactment-date effects related to the TCJA in 2019 or 2020.
The TCJA
one-time
repatriation transition tax and GILTI liabilities effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes. As of December 31, 2020, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $85,000. Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2020 is not practicable to estimate.
Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. At December 31, 2020 and 2019, we had a valuation allowance of $668 and $655, respectively, to reduce our deferred tax assets to an amount that is more likely than not to be recovered. At December 31, 2020, there were state net operating loss carryforwards of $14,427, which expire in varying amounts from 2021 through 2040. At December 31, 2020, there were foreign net operating loss carryforwards of $10,565, which expire in varying amounts from 2036 through 2040.

These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2020.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2016. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2015.
At December 31, 2020 and 2019, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $6,505 and $5,367, respectively. Of these totals, $5,461 and $4,367, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. At December 31, 2020 and 2019, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $982 and $855, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2017	$4,225
Additions based on tax positions related to the current year	960
Reductions due to lapse of applicable statute of limitations	(283)

Balance at December 31, 2018	4,902
Additions based on tax positions related to the current year	1,027
Reductions due to lapse of applicable statute of limitations	(562)

Balance at December 31, 2019	5,367
Additions based on tax positions related to the current year	1,911
Reductions due to lapse of applicable statute of limitations	(773)

Balance at December 31, 2020	$6,505

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
stock options and
non-vested
restricted stock.
Under the 2014 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,000,000, plus (ii) 45,421 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the 2001 Plan as of the date our shareholders approved the 2014 Plan plus (iii) shares underlying currently outstanding awards issued under the 2001 Plan, which shares become reissuable under the 2014 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 915,752 shares of Common stock, net of cancellations, and 968,166 shares of Class B common stock, had been awarded under the 2014 Plan as of December 31, 2020. As of December 31, 2020, 161,503 shares of common stock were reserved for future grants under the 2014 Plan. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested
restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The following is a summary of stock option activity under the 2014 Plan as of and for the year ended December 31, 2020:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2019	584,675	$159.34
Granted	161,500	207.60
Exercised	(135,809)	146.90
Forfeited	(25,250)	175.76

Options outstanding at December 31, 2020	585,116	$174.83	3.22	$30,729

Options exercisable at December 31, 2020	89,697	$161.15	2.27	$5,866

The following is a summary of non-vested restricted stock activity as of and for the year ended December 31, 2020:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2019	3,191,705	$68.63
Granted	184,265	193.89
Vested	(37,274)	108.36
Forfeited	(3,589)	164.94

Non-vested restricted stock outstanding at December 31, 2020	3,335,107	$75.00

The weighted-average grant date fair value of
non-vested
restricted stock granted during 2020, 2019
,
and 2018 was $193.89, $151.58
,
and $167.06, respectively. The fair value of
non-vested
restricted stock that vested during 2020, 2019
,
and 2018 was $7,354, $4,931
,
and $9,637, respectively.
During 2020, 11,693 shares of Common and Class B common stock with an aggregate fair market value of $2,299 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2019, 9,824 shares of Common and Class B common stock with an aggregate fair market value of $1,518 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2018, 21,754 shares of Common and Class B common stock with an aggregate fair market value of $3,775 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.
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

The following table presents the weighted-average assumptions used for stock options granted
:

Years Ended December 31,	2020	2019	2018
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	0.26%	1.64%	2.69%
Expected volatility	20.89%	18.01%	17.11%
Expected dividend yield	3.69%	3.99%	3.13%
Grant date fair value	$20.76	$14.81	$20.05
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2020, 2019
,
and 2018 was $8,753, $4,153
,
and $3,500, respectively. Cash received from the exercise of stock options during 2020, 2019
,
and 2018 was $17,608, $11,703
,
and $5,006, respectively. The tax benefit from stock option exercises during 2020, 2019
,
and 2018 was $1,586, $626
,
and $635, respectively. During 2020, 2019
,
and 2018, 11,455 shares of Common stock with an aggregate fair market value of $2,343, 799 shares of Common stock with an aggregate fair market value of $134 and 7,027 shares of Common stock with an aggregate fair market value of $1,269, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.
Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2020	2019	2018
Stock options	$2,447	$2,440	$2,014
Non-vested restricted stock	19,682	14,592	13,494

Share-based compensation expense	$22,129	$17,032	$15,508

At December 31, 2020, there was $4,184 of unrecognized pre-tax compensation expense related to stock options granted under the 2014 Plan, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total fair value of stock options that vested during 2020, 2019
,
and 2018 was $2,177, $2,055
,
and $1,607, respectively.
At December 31, 2020, there was $152,187 of unrecognized
pre-tax
compensation expense related to
non-vested
restricted stock, which is expected to be recognized over a weighted-average period of approximately 11 years. Of this amount, approximately $57,000 is related to awards granted to our Chief Executive Officer (“CEO”), of which approximately $4,000, $31,000
,
and $22,000 vest in approximately 2, 6
,
and 8 years upon his attainment of age 82, 86
,
and 88, respectively, and approximately $23,000 is related to awards granted to our President, of which approximately $22,000 and $1,000 vest in approximately 23 and 25 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2020, we were obligated to issue 42,909 shares of non-vested
restricted stock to our CEO that vest in 8 years and 35,025 shares of non-vested
restricted stock to our President that vest in 23 years in connection with

2020’s
 performance-based incentive compensation
 program.
Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2020, 2019
,
and 2018, employees purchased 5,121, 5,676
,
and 5,151 shares of Common stock at an average price of $171.89, $145.09
,
and $168.21 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 3,964, 5,087
,
and 4,338 additional shares during 2020, 2019
,
and 2018, respectively. We received net proceeds of $1,649, $1,638
,
and $1,585, respectively, during 2020, 2019
,
and 2018, for shares of our Common stock purchased under the ESPP. At December 31, 2020, 457,408 shares remained available for purchase under the ESPP.

401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2020, 2019
,
and 2018, we issued 25,216, 30,715
,
and 17,318 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $4,543, $4,274 and $2,945, respectively.

11. PURCHASE OF
REMAINING
OWNERSHIP INTEREST IN JOINT
VENTURE
Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans Associates II LLC (“Homans”) from our second joint venture with Carrier, Carrier Enterprise Northeast, LLC, which we refer to as Carrier Enterprise II, for cash consideration of $32,400, which increased our ownership in Homans to 100%. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a wholly owned subsidiary of the Company with 17 locations in the Northeastern U.S.
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

13. ACQUISITIONS
N&S Supply of Fishkill, Inc.
On November 26, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of N&S Supply of Fishkill, Inc., a distributor of air conditioning, heating and plumbing products operating from seven locations in New York and Connecticut. The purchase price was composed of cash consideration of $12,000, the issuance of 22,435 shares of Common stock having a fair value of $3,871, net of a discount for lack of marketability, and the repayment of certain indebtedness. The purchase price resulted in the recognition of $4,672 in goodwill and intangibles. The fair value of the identified intangible assets was $1,540 and consisted of $770 trade names and distribution rights, and $770 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Peirce-Phelps, Inc.
On August 1, 2019, Carrier Enterprise I acquired substantially all the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc. (“PPI”), an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware, for $85,000 less certain average revolving indebtedness. Consideration for the net purchase price consisted of $10,000 in cash, 372,543 shares of Common stock having a fair value of $58,344, net of a discount for lack of marketability, and the repayment of certain average revolving indebtedness. Carrier contributed cash of $17,000 to Carrier Enterprise I in connection with the acquisition of PPI.
The purchase price resulted in the recognition of $28,884 in goodwill and intangibles. The fair value of the identified intangible assets was $19,000 and consisted of $13,500 in trade names and distribution rights, and $5,500 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.

The table below presents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from the acquisition of PPI based on the respective fair values as of August 1, 2019:

Cash and cash equivalents	$4,299
Accounts receivable	30,719
Inventories	45,491
Other current assets	135
Property and equipment	2,544
Operating lease ROU assets	19,072
Goodwill	9,884
Intangibles	19,000
Other assets	299
Accounts payable	(11,079)
Accrued expenses and other current liabilities	(13,038)
Operating lease liabilities, net of current portion	(14,100)

Total	$93,226

Dunphey & Associates Supply Co., Inc.
On April 2, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of Dunphey & Associates Supply Co., Inc., a distributor of air conditioning and heating products operating from seven locations in New Jersey, New York and Connecticut, for cash consideration of $16,758 and the issuance of 50,952 shares of Common stock having a fair value of $6,891, net of a discount for lack of marketability. The purchase price resulted in the recognition of $8,974 in goodwill and intangibles. The fair value of the identified intangible assets was $5,300 and consisted of $2,500 trade names and trademarks, and $2,800 in customer relationships to be amortized over a
15-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Other Acquisitions
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
14. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2018	$391,998
Acquired goodwill	16,742
Foreign currency translation adjustment	2,477

Balance at December 31, 2019	411,217
Acquired goodwill	410
Foreign currency translation adjustment	859

Balance at December 31, 2020	$412,486

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2020	2019
Indefinite lived intangible assets - Trade names, trademarks , and distribution rights		$140,867	$138,647
Finite lived intangible assets:
Customer relationships	7-18 years	81,527	79,911
Patented and unpatented technology	7 years	1,714	1,680
Trade name	10 years	1,150	1,150
Accumulated amortization		(55,329)	(49,384)

Finite lived intangible assets, net		29,062	33,357

		$169,929	$172,004

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2020, 2019
,
and 2018, were $5,945, $5,704
,
and $5,348, respectively.
Annual amortization of finite lived intangible assets for the next five years is expected to approximate the following:

2021	$5,100
2022	$4,300
2023	$3,700
2024	$3,500
2025	$3,400
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
Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2020 or 2019.
Stock Repurchase Plan
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2020, 2019 or 2018. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2020, there were 1,129,087 shares remaining authorized for repurchase under the program.
16. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations and borrowings under our revolving credit agreement. At December 31, 2020 and 2019, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At December 31, 2020 and 2019, we were contingently liable under a standby letter of credit for $1,075 and $925, respectively, which was required by a lease for real property. Additionally, at December 31, 2020 and 2019, we were contingently liable under various performance bonds aggregating approximately $11,400 and $10,500, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.
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
Cash Flow Hedging Instruments
We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is 12 months. Accordingly, at December 31, 2020, all of our open foreign currency forward contracts had maturities of one year or less.
We had on
ly one
 foreign currency exchange contract designated as a cash flow hedge at December 31, 2020
, the total notional value of which

was $
1,000
, and such contract subsequently expired during
January 2021
.
The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2020	2019
Gain (loss) recorded in accumulated other comprehensive loss	$1,205	$(2,001)
Gain reclassified from accumulated other comprehensive loss into earnings	$(574)	$(482)
At December 31, 2020, we expected an estimated $402
pre-tax
loss to be reclassified into earnings to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months.
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
We had only one
foreign currency exchange contract not designated as a hedging instrument at December 31, 2020
, the total notional value of which

was $
4,600
, and such contract subsequently expired during
January 2021
.
We recognized (losses) gains of $(490), $(540)
,
and $129 from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2020, 2019
,
and 2018, respectively.
The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in accrued expenses and other current liabilities in our consolidated balance sheets. See Note 18.

	Asset Derivatives		Liability Derivatives
December 31,	2020	2019	2020	2019
Derivatives designated as hedging instruments	$—	$—	$91	$944
Derivatives not designated as hedging instruments	—	—	10	63

Total derivative instruments	$—	$—	$101	$1,007

18. FAIR VALUE MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2020 Using
	Balance Sheet Location		Level 1	Level 2	Level 3

Assets:
Equity securities	Other assets	$6,065	$6,065	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$101	—	$101	—

		Total	Fair Value Measurements at December 31, 2019 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:

Equity securities	Other assets	$402	$402	—	—
Private equities	Other assets	$2,500	—	—	$2,500
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$1,007	—	$1,007	—
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
Private equities
– investment in Porch.com, Inc. Fair value was based on cost as of December 23, 2019 as inputs for the asset were unobservable, therefore, we classified this investment within Level 3 of the fair value hierarchy at December 31, 2019. The company went public on December 23, 2020 and accordingly, the fair value was based on the closing stock price from active markets and therefore was transferred to Level 1 of the fair value hierarchy at December 31, 2020.
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
Self-Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $5,404 and $3,062 at December 31, 2020 and 2019, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity
As of December 31, 2020, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. The maximum exposure to loss related to our involvement with this entity is limited to approximately $3,600.
At December 31, 2020, we have a cash deposit of $2,400 with the captive insurance entity as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2020, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2020, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $32,000, of which approximately $13,000 is with Carrier and its affiliates.
20. RELATED PARTY
TRANSACTIONS
Purchases from Carrier and its affiliates comprised 63%, 62%, and 62% of all inventory purchases made during 2020, 2019 and 2018, respectively. At December 31, 2020 and 2019, approximately $81,000 and $86,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2020, 2019
,

and 2018 included approximately $103,000, $91,000
,

and $84,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2020,
2019
,

and 2018, fees for services performed were $156, $187, and $131, respectively, and $8 was payable at December 31, 2020.
A member of our Board of Directors is the Chairman and Chief Executive Officer of Moss & Associates LLC, which served as general contractor for the remodeling of our Miami headquarters that was completed in 2018. We paid Moss & Associates LLC $124 for construction services performed during 2018.
21. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2020	2019	2018
Revenues:
United States	$4,535,262	$4,184,206	$3,981,056
Canada	301,727	294,040	291,685
Latin America and the Caribbean	217,939	292,116	273,912

Total revenues	$5,054,928	$4,770,362	$4,546,653

December 31,	2020	2019
Long-Lived Assets:
United States	$799,665	$808,685
Canada	180,518	180,663
Latin America and the Caribbean	19,719	20,083
Total long-lived assets	$999,902	$1,009,431
Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, property and equipment, and our investment in an unconsolidated entity.

22. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information was as follows:

Years Ended December 31,	2020	2019	2018
Interest paid	$1,844	$4,341	$3,065
Income taxes net of refunds	$70,889	$70,095	$115,301
Common stock issued for N&S Supply of Fishkill, Inc.	$(161)	$4,032	—
Common stock issued for Peirce-Phelps, Inc.	—	$58,344	—
Common stock issued for Dunphey & Associates Supply Co., Inc.	—	$6,891	—
Common stock issued for Alert Labs, Inc.	—	—	$6,846
23. SUBSEQUENT EVENT
On February 9, 2021, our Board of Directors approved an increase to the quarterly cash dividend per share of Common and Class B common stock to $1.95 per share from $1.775 per share, beginning with the dividend that will be paid in April 2021.

WATSCO, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year Ended December 31, 2020
Revenues (1)	$1,008,156	$1,355,385	$1,536,671	$1,154,716	$5,054,928
Gross profit	$247,615	$319,199	$373,763	$282,244	$1,222,821
Net income attributable to Watsco, Inc.	$30,502	$86,578	$106,489	$46,010	$269,579

Earnings per share for Common and Class B common stock (2):
Basic	$0.72	$2.26	$2.77	$1.14	$7.03

Diluted	$0.72	$2.26	$2.76	$1.14	$7.01

Year Ended December 31, 2019
Revenues (1)	$931,278	$1,371,854	$1,394,915	$1,072,315	$4,770,362
Gross profit	$233,760	$327,984	$334,691	$260,521	$1,156,956
Net income attributable to Watsco, Inc.	$35,037	$90,155	$83,480	$37,278	$245,950

Earnings per share for Common and Class B common stock (2):
Basic	$0.88	$2.40	$2.20	$0.92	$6.51

Diluted	$0.88	$2.40	$2.20	$0.92	$6.50

(1)
Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the first and fourth quarters. Demand related to the new construction sectors throughout most of the markets is fairly evenly distributed throughout the year except for dependence on housing completions and related weather and economic conditions.

(2)
Quarterly and
year-to-date
earnings per share are calculated on an individual basis; therefore, the sum of earnings per share amounts for the quarters may not equal earnings per share amounts for the year.