Form 10-K, Exhibit 13
period 2021-12-31
WATSCO INC
filed 2022-02-25
CIK 105016

EXHIBIT 13
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
This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the year ended December 31, 2021. This discussion should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on
Form 10-K
for the year ended December 31, 2021.

Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2021, we operated from 671 locations in 42 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
COVID-19
Pandemic
The
COVID-19
pandemic continues to have widespread, rapidly-evolving and unpredictable impacts on financial markets and business practices. As conditions fluctuate, governments and organizations have responded by adjusting their restrictions and guidelines accordingly. Although we have learned to navigate
COVID-19
while maintaining our operations in all material respects, our focus remains on promoting employee health and safety, serving our customers and ensuring business continuity.
In response to the pandemic, we implemented plans intended to preserve adequate liquidity and ensure that our business continued to operate during this uncertain time. In addition, we took actions to reduce costs, including reductions in compensation, rent abatement, changes to vendor terms and other austerity measures to curtail discretionary spending in light of the circumstances in 2020. As restrictions have eased and normal economic conditions have largely resumed, our various austerity measures to curtail discretionary spending have eased.
As economic activity has been recovering and the effects of the pandemic lessened in 2021, the impact of the pandemic on our business has been more reflective of greater economic and marketplace dynamics rather than pandemic-related issues, such as location closures, mandated restrictions and employee illness. Manufacturers experienced some level of supply chain disruptions caused by constrained component availability, labor shortages, transportation delays, and other logistical challenges, all of which impacted typical lead times and overall availability of HVAC/R products. These supply chain disruptions impacted our ability to fulfill contractor demand at various points during 2021. Despite these disruptions, we experienced growth in sales of residential units during the year. As of the date of this filing, product availability has improved in recent months and more typical inventory levels are being reestablished to meet the continued strong end-market
demand.
Notwithstanding the recent resurgence of economic activity, in light of variant strains of the virus and the continued rate of viral infections that exists as of the date of this filing, there remains uncertainty concerning the magnitude of the impact and duration of the
COVID-19
pandemic. The full impact of the
COVID-19
pandemic on our financial condition and results of operations will continue to depend on future developments, such as the ultimate duration and scope of the pandemic, its impact on our employees, customers and suppliers, potential subsequent waves of
COVID-19
infection or potential new variants, the effectiveness and adoption of
COVID-19
vaccines and therapeutics, the broader implications of the macro-economic recovery on our business, and the extent to which normal economic and operating conditions are impacted, and whether the pandemic exacerbates the risks disclosed in Item 1A “Risk Factors” of this Annual Report on Form
10-K
for the year ended December 31, 2021. We intend to continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine are in the best interests of our employees, customers, suppliers and shareholders.
Climate Change and Reductions in CO
2
e Emissions
We believe that our business plays an important and significant role in the drive to lower CO2e emissions. According to the United States Department of Energy, heating and air conditioning accounts for roughly half of household energy consumption in the United States. As such, replacing HVAC systems at higher efficiency levels is one of the most meaningful steps homeowners can take to reduce their electricity costs and carbon footprint over time.

The overwhelming majority of new HVAC systems that we sell replace systems that likely operate well below current minimum efficiency standards in the United States and may use more harmful refrigerants that have been, or are being, phased-out. As
consumers replace HVAC systems with new, higher-efficiency systems, homeowners will consume less energy, save costs and reduce the carbon footprint over time.
The sale of high-efficiency systems has long been a focus of ours, and we have invested in tools and technology intended to capture an increasingly richer sales mix over time. In addition, regulatory mandates will periodically increase the required minimum SEER, thus providing a catalyst for greater sales of higher-efficiency systems.
We offer a broad variety of systems that operate beyond the minimum SEER standards, including systems that operate at more than 20 SEER. Our sales of higher-efficiency residential HVAC systems grew 26% organically in 2021, outpacing the overall growth rate of 17% for residential HVAC equipment in the United States. Based on estimates validated by independent sources, we averted an estimated 10.1 million metric tons of CO2e emissions during 2020 and 2021 through the sale of replacement residential HVAC systems at higher-efficiency standards.
Joint Ventures with Carrier Global Corporation
In 2009, we formed a joint venture with Carrier, which we refer to as Carrier Enterprise I, in which Carrier contributed company-owned locations in the Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed certain locations that distributed Carrier products. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. The export division, Carrier InterAmerica Corporation, redomesticated from the U.S. Virgin Islands to Delaware effective December 31, 2019, following which Carrier InterAmerica Corporation became a separate operating entity in which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest. On August 1, 2019, Carrier Enterprise I acquired substantially all of the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc. (“PPI”), an HVAC distributor operating from 19 locations in Pennsylvania, New Jersey, and Delaware.
In 2011, we formed a second joint venture with Carrier, which we refer to as Carrier Enterprise II, in which Carrier contributed company-owned locations in the Northeast U.S., and we contributed certain locations operating as Homans Associates LLC (“Homans”), a Watsco subsidiary, in the Northeast U.S. Subsequently, Carrier Enterprise II purchased Carrier’s distribution operations in Mexico. We have an 80% controlling interest in Carrier Enterprise II, and Carrier has a 20% non-controlling interest. Effective May 31, 2019, we repurchased the 20% ownership interest in Homans from Carrier Enterprise II, following which we own 100% of Homans. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a wholly owned subsidiary of the Company.
In 2012, we formed a third joint venture with Carrier, which we refer to as Carrier Enterprise III. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and Carrier has a 40%
non-controlling
interest.
On April 9, 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from 32 locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri and Wisconsin. We formed a new, stand-alone joint venture with Carrier, TEC Distribution LLC (“TEC”), that operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest.
Critical Accounting Estimates
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

Our significant accounting policies are discussed in Note 1 to our audited consolidated financial statements included in this Annual Report on
Form 10-K.
Management believes that the following accounting estimates include a higher degree of judgment and/or complexity and are reasonably likely to have a material impact on our financial condition or results of operations and, thus, are considered critical accounting estimates. Management has discussed the development and selection of critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.
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
The allowance for doubtful accounts was $11.3 million and $7.1 million at December 31, 2021 and 2020, respectively, an increase of $4.2 million, which is primarily due to an account delinquent in their payments due to us as of December 31, 2021. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2021 decreased to 0.9% from 1.4% at December 31, 2020, primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2021.
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
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2022, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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
The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,124.5 million and $999.9 million at December 31, 2021 and 2020, respectively, an increase of $124.6 million, primarily reflecting newly acquired businesses. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
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
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $7.3 million and $5.4 million at December 31, 2021 and 2020, respectively, were established related to such insurance programs.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $5.1 million and $0.7 million was recorded at December 31, 2021 and 2020, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m). See Note 9 to our audited consolidated financial statements included in this Annual Report on
Form 10-K.
The valuation allowance is based on several factors including, but not limited to, estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
There have been no new accounting standards made effective during 2021 that have significance, or potential significance, to our consolidated financial statements.
Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Revenues	100.0%	100.0%	100.0%
Cost of sales	73.4	75.8	75.7

Gross profit	26.6	24.2	24.3
Selling, general and administrative expenses	16.9	16.5	16.8
Other income	0.3	0.2	0.2

Operating income	10.0	7.9	7.7
Interest expense, net	0.0	0.0	0.1

Income before income taxes	10.0	7.9	7.6
Income taxes	2.1	1.5	1.4

Net income	7.9	6.4	6.2
Less: net income attributable to non-controlling interest	1.3	1.1	1.0

Net income attributable to Watsco, Inc.	6.7%	5.3%	5.2%

Note: Due to rounding, percentages may not add up to 100.
The following narratives reflect our acquisitions of Makdad Industrial Supply Co., Inc. (“MIS”) in August 2021, Acme Refrigeration of Baton Rouge LLC (“ACME”) in May 2021, and Temperature Equipment Corporation in April 2021.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2021 and 2020, four and two locations, respectively, that we had opened during the immediately preceding 12 months were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2021 and 2020:

Number of Locations
December 31, 2019	606
Opened	3
Closed	(9)

December 31, 2020	600
Opened	24
Acquired	56
Closed	(9)

December 31, 2021	671

2021 Compared to 2020
Revenues
Revenues for 2021 increased $1,225.3 million, or 24%, to $6,280.2 million, including $326.5 million attributable to new locations acquired and $19.1 million from other locations opened during the preceding 12 months, offset by $8.0 million from locations closed. Sales of HVAC equipment (69% of sales) increased 23%, sales of other HVAC products (28% of sales) increased 22% and sales of commercial refrigeration products (3% of sales) increased 29%. On a same-store basis, revenues increased $887.7 million, or 18%, as compared to 2020, reflecting an 18% increase in sales of HVAC equipment (69% of sales), which included an 18% increase in residential HVAC equipment (17% increase in U.S. markets and a 26% increase in international markets) and a 17% increase in sales of commercial HVAC equipment (16% increase in U.S. markets and a 20% increase in international markets), a 17% increase in sales of other HVAC products (27% of sales), and a 29% increase in sales of commercial refrigeration products (4% of sales). For HVAC equipment, the increase in revenues was primarily due to strong demand for residential HVAC equipment, the realization of price increases, and a greater mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices. During 2021, the unit volume for residential unitary air conditioning equipment increased 8% and the average selling price increased 9%.

Gross Profit
Gross profit for 2021 increased $444.7 million, or 36%, to $1,667.5 million, primarily as a result of increased revenues. Gross profit margin improved 240 basis-points to 26.6% in 2021 versus 24.2% in 2020, primarily due to the benefits of pricing actions implemented using technologies to optimize pricing and margins to pass on price increases from our suppliers to our customers and an improved sales mix of higher-efficiency HVAC systems.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for 2021 increased $225.3 million, or 27%, to $1,058.3 million, primarily due to increased revenues and newly acquired locations. Selling, general and administrative expenses as a percentage of revenues for 2021 increased to 16.9% versus 16.5% in 2020. On a same-store basis, selling, general and administrative expenses increased 19% as compared to 2020 and as a percentage of sales increased to 16.6% versus 16.5% in 2020. The increase was primarily related to increased higher variable selling costs driven by the increase in revenues, investments in employee headcount and performance-based compensation costs (commissions and bonuses throughout the Company), increased logistics costs in response to strong demand and continuing supply chain disruptions, and increased rent expense associated with new locations opened. Selling, general and administrative expenses in 2021 also reflect a $7.6 million increase in spending for ongoing technology initiatives.
Other Income
Other income of $19.3 million and $11.3 million for 2021 and 2020, respectively, represented our share of the net income of Russell Sigler, Inc. (“RSI”), in which we have a 38.1% equity interest.
Operating Income
Operating income for 2021 increased $227.5 million, or 57%, to $628.5 million. Operating margin improved 210 basis-points to 10.0% in 2021 from 7.9% at 2020. On a same-store basis, operating margin was 10.1% in 2021 as compared to 7.9% in 2020.
Interest Expense, Net
Interest expense, net for 2021 decreased $0.2 million, or 20%, to $1.0 million, primarily as a result of a decrease in average outstanding borrowings for the 2021 period, as compared to the same period in 2020.
Income Taxes
Income taxes increased 68% to $128.8 million and represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The effective income tax rates attributable to us were 23.4% and 22.0% for 2021 and 2020, respectively. The increase was primarily due to the addition of a valuation allowance on the deferred tax asset related to share-based compensation, higher state income taxes, and proportionately higher income in 2021 as compared to tax credits and share-based compensation deductions in 2020.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco in 2021 increased $149.4 million, or 55%, to $418.9 million. The increase was primarily driven by higher revenues and expanded profit margins, partially offset by higher selling, general and administrative expenses, income taxes, and an increase in the net income attributable to the non-controlling
interest.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2020 for a discussion of results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.
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
Sources and Uses of Cash
We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes in the short-term and the long-term, including dividend payments (if and as declared by our Board of Directors), capital expenditures, business acquisitions, and development of our long-term operating and technology strategies. Additionally, we may also generate cash through the issuance and sale of our Common stock.
As of December 31, 2021, we had $118.3 million of cash and cash equivalents, of which $103.6 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions.
We believe that our operating cash flows, cash on hand, funds available for borrowing under our revolving credit agreement, and funds available from sales of our Common stock under our at-the-market
offering program, each of which is described below, will be sufficient to meet our liquidity needs for the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.
Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. On March 5, 2021, the United Kingdom Financial Conduct Authority, which regulates LIBOR, confirmed that LIBOR will either cease to be provided by any administrator or will no longer be representative after June 30, 2023 for USD LIBOR reference rates. Our revolving credit agreement provides that it may be amended to replace LIBOR with an alternate benchmark rate. The impact of such an amendment cannot be entirely predicted but could result in an increase in the cost of our debt. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.
Working Capital
Working capital increased to $1,234.7 million at December 31, 2021, which includes 56 locations added by acquisitions in 2021 that in aggregate added $91.1 million of working capital. Excluding these acquired locations, working capital increased 15% to $1,143.6 million at December 31, 2021 from $997.3 million at December 31, 2020, primarily due to higher accounts receivable consistent with overall increased sales and higher levels of inventory in support of stronger business conditions.
Cash Flows
The following table summarizes our cash flow activity for 2021 and 2020 (in millions):

	2021	2020	Change
Cash flows provided by operating activities	$349.6	$534.4	$(184.8)
Cash flows used in investing activities	$(148.6)	$(16.3)	$(132.3)
Cash flows used in financing activities	$(228.6)	$(448.5)	$219.9
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows included in this Annual Report on Form
10-K.
Operating Activities
The decrease in net cash provided by operating activities was primarily due to higher levels of inventory in support of strong business conditions and higher accounts receivable driven by increased sales, partially offset by timing of vendor payments in 2021 as compared to 2020.
Investing Activities
Net cash used in investing activities was higher primarily due to cash consideration paid for acquisitions.

Financing Activities
The decrease in net cash used in financing activities was primarily attributable to net borrowings under our revolving credit agreement in 2021 versus net repayments in 2020 and $21.0 million in proceeds from the non-controlling
interest for its contribution to the acquisition of Temperature Equipment Corporation in 2021, partially offset by an increase in dividends paid in 2021.
Revolving Credit Agreement
We maintain an unsecured, $560.0 million syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $460.0 million at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction in 2021. Included in the credit facility are a $100.0 million swingline subfacility, a $10.0 million letter of credit subfacility, a $75.0 million alternative currency borrowing sublimit and an $8.0 million Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2021), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2021), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2021).
At December 31, 2021 $89.0 million was outstanding under the revolving credit agreement. At December 31, 2020 there was no outstanding balance under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2021.
At-the-Market
Offering Program
On August 6, 2021, we entered into a sales agreement with Robert W. Baird & Co. Inc. (“Baird”), which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $300.0 (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-260758).
As of December 31, 2021, no shares of Common stock had been sold under the ATM Program.
On February 25, 2022, we amended our sales agreement with Baird to include Goldman Sachs & Co. LLC as an additional sales agent. See Item 9B of this Annual Report on Form
10-K
for additional information.
Contractual Obligations
At December 31, 2021, operating lease liabilities for real property, vehicles and equipment totaled $269.0 million and expire at various dates through 2031. Refer to Note 2 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for information on our operating lease liabilities and related maturities.
On October 15, 2022, 975,622 shares of Class B restricted stock held by our Chief Executive Officer (“CEO”) will vest. The CEO may elect to satisfy the tax withholding obligations in connection with the vesting of restricted stock either by the Company’s withholding of shares otherwise deliverable to the CEO, or in cash, or any combination of the two. If the CEO elects to withhold shares, we would satisfy the withholding tax obligations in cash. Based on the closing price of Watsco’s Class B common stock and withholding tax rates in effect at December 31, 2021, the estimated withholding tax obligation would have been approximately $118.0 million had the shares vested on December 31, 2021.
Commercial obligations outstanding at December 31, 2021 under our revolving credit agreement consisted of borrowings totaling $89.0 million with revolving maturities of nine days.
At December 31, 2021, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $45.0 million, of which approximately $31.0 million is with Carrier and its affiliates. These purchase obligations represent commitments under purchase orders for goods in the ordinary course of business that are enforceable and legally binding with defined terms as to price, quantity, and delivery.

The total amount of unrecognized tax benefits (net of the federal benefit received from state positions) relating to various tax positions we have taken, the timing of which is uncertain, was $5.6 million at December 31, 2021. Refer to Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for additional information on our unrecognized tax benefits.
Off-Balance
Sheet Arrangements
Refer to Note 16 to our audited consolidated financial statements included in this Annual Report on
Form 10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2021.
Investment in Unconsolidated Entity
Carrier Enterprise I has a 38.1% ownership interest in RSI, an HVAC distributor operating from 34 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on either book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price paid for its investment in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. At December 31, 2021, the estimated purchase amount we would be contingently liable for was approximately $315.0 million. We believe that our operating cash flows, cash on hand, and funds available for borrowing under our revolving credit agreement would be sufficient to purchase any additional ownership interests in RSI.
Acquisitions
On August 20, 2021, one of our wholly owned subsidiaries acquired MIS, a distributor of air conditioning and heating products operating from six locations in Pennsylvania. Consideration for the purchase price consisted of $3.1 million in cash and the issuance of 3,627 shares of Common stock having a fair value of $1.0 million, net of cash acquired of $0.2 million.
On May 7, 2021, we acquired certain assets and assumed certain liabilities of ACME, a distributor of air conditioning, heating, and refrigeration products, operating from 18 locations in Louisiana and Mississippi, for $22.9 million less certain average revolving indebtedness. Consideration for the net purchase price consisted of $18.1 million in cash, 8,492 shares of Common stock having a fair value of $2.6 million, and $3.1 million repayment of indebtedness, net of cash acquired of $1.3 million.
On April 9, 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from 32 locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri and Wisconsin. We formed a new, stand-alone joint venture with Carrier, TEC, that operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest. Consideration for the purchase was paid in cash, consisting of $105.2 million paid to Temperature Equipment Corporation (Carrier contributed $21.0 million and we contributed $84.2 million) and $1.5 million for repayment of indebtedness.
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
Common Stock Dividends
We paid cash dividends of $7.625, $6.925 and $6.40 per share of Common stock and Class B common stock in 2021, 2020, and 2019, respectively. On January 3, 2022, our Board of Directors declared a regular quarterly cash dividend of $1.95 per share of both Common and Class B common stock that was paid on January 31, 2022 to shareholders of record as of January 14, 2022. On February 8, 2022, our Board of Directors approved an increase to the annual cash dividend per share of Common and Class B common stock to $8.80 per share from $7.80 per share, effective with the quarterly dividend that will be paid in April 2022. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.

Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2021, there were 1,129,087 shares remaining authorized for repurchase under the program.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 2%, respectively, of our total revenues for 2021.
Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. We had only one foreign exchange contract at December 31, 2021, the total notional value of which was $5.7 million, and such contract expired during January 2022. For the year ended December 31, 2021, foreign currency transaction gains and losses did not have a material impact on our results of operations.
We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $4.0 million impact to our financial position and results of operations for 2021.
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
We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2021 and determined that a 100 basis-point change in interest rates would result in an impact to income before income taxes of approximately $0.9 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.

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
In accordance with the rules and regulations of the SEC, we have not yet assessed the internal control over financial reporting of Makdad Industrial Supply Co., Inc. (“MIS”), Acme Refrigeration LLC (“ACME”), or TEC Distribution LLC (“TEC”), which collectively represented approximately 8% of our consolidated assets at December 31, 2021 and approximately 5% of our consolidated revenues for the year ended December 31, 2021. From the respective acquisition dates of August 20, 2021, May 7, 2021, and April 9, 2021 to December 31, 2021, the processes and systems of MIS, ACME, and TEC did not impact the internal controls over financial reporting for our other consolidated subsidiaries.
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework
Internal Control
 — Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Watsco, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2022 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired Makdad Industrial Supply Co., Inc. (“MIS”), Acme Refrigeration LLC (“ACME”), and TEC Distribution LLC (“TEC”) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, the MIS, ACME, and TEC’s internal control over financial reporting associated with total assets of 8% and total revenues of 5% included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of MIS, ACME, and TEC.
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
February 25, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of inventory net realizable value adjustments related to excess and slow-moving inventory
As discussed in Note 1 to the consolidated financial statements, the Company values its inventory at the lower of cost using weighted-average cost basis and first-in,
first-out
methods, or net realizable value. The Company adjusts excess, slow-moving, and damaged inventory to their estimated net realizable value. As of December 31, 2021, the Company’s inventory balance was $1,115,469 thousand.
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
Miami, Florida
February 25, 2022

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2021	2020	2019
Revenues	$6,280,192	$5,054,928	$4,770,362
Cost of sales	4,612,647	3,832,107	3,613,406

Gross profit	1,667,545	1,222,821	1,156,956
Selling, general and administrative expenses	1,058,316	833,051	800,328
Other income	19,299	11,264	10,256

Operating income	628,528	401,034	366,884
Interest expense, net	996	1,239	4,032

Income before income taxes	627,532	399,795	362,852
Income taxes	128,797	76,623	67,077

Net income	498,735	323,172	295,775
Less: net income attributable to non-controlling interest	79,790	53,593	49,825

Net income attributable to Watsco, Inc.	$418,945	$269,579	$245,950

Earnings per share for Common and Class B common stock:
Basic	$10.83	$7.03	$6.51

Diluted	$10.78	$7.01	$6.50

See accompanying notes to consolidated financial statements.

F-
6

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2021	2020	2019
Net income	$498,735	$323,172	$295,775
Other comprehensive income, net of tax
Foreign currency translation adjustment	936	6,272	12,298
Unrealized gain (loss) on cash flow hedging instruments	70	880	(1,461)
Reclassification of loss (gain) on cash flow hedging instruments into earnings	219	(418)	(352)

Other comprehensive income	1,225	6,734	10,485
Comprehensive income	499,960	329,906	306,260
Less: comprehensive income attributable to non-controlling interest	80,324	56,144	53,392

Comprehensive income attributable to Watsco, Inc.	$419,636	$273,762	$252,868

See accompanying notes to consolidated financial statements.

F-
7

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$118,268	$146,067
Accounts receivable, net	698,456	535,288
Inventories, net	1,115,469	781,299
Other current assets	29,207	21,791

Total current assets	1,961,400	1,484,445

Property and equipment, net	111,019	98,225
Operating lease right-of-use assets	268,528	209,169
Goodwill	434,019	412,486
Intangible assets, net	186,896	169,929
Investment in unconsolidated entity	114,808	97,847
Other assets	9,191	12,246

	$3,085,861	$2,484,347

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$84,501	$71,804
Accounts payable	364,185	251,553
Accrued expenses and other current liabilities	278,036	163,788

Total current liabilities	726,722	487,145

Long-term obligations:
Borrowings under revolving credit agreement	89,000	—
Operating lease liabilities, net of current portion	187,024	139,527
Finance lease liabilities, net of current portion	9,189	4,811

Total long-term obligations	285,213	144,338

Deferred income taxes and other liabilities	76,511	73,103

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 37,881,247 and 37,702,489 shares outstanding at December 31, 2021 and 2020, respectively	18,941	18,851
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,790,636 and 5,691,456 shares outstanding at December 31, 2021 and 2020, respectively	2,895	2,846
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	1,003,932	950,915
Accumulated other comprehensive loss, net of tax	(34,176)	(34,867)
Retained earnings	760,796	636,373
Treasury stock, at cost, 4,823,988 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2021 and 2020, respectively	(87,440)	(87,440)

Total Watsco, Inc. shareholders’ equity	1,664,948	1,486,678
Non-controlling interest	332,467	293,083

Total shareholders’ equity	1,997,415	1,779,761

	$3,085,861	$2,484,347

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2018	37,461,643	$21,167	$832,121	$(45,968)	$627,969	$(87,440)	$253,864	$1,601,713
Net incom e					245,950		49,825	295,775
Other comprehensive gain				6,918			3,567	10,485
Issuances of non-vested restricted shares of common stock	173,940	87	(87)					—
Forfeitures of non-vested restricted shares of common stock	(12,837)	(7)	7					—
Common stock contribution to 401(k) plan	30,715	15	4,259					4,274
Stock issuances from exercise of stock options and employee stock purchase plan	105,288	53	13,411					13,464
Retirement of common stock	(10,623)	(5)	(1,647)					(1,652)
Share-based compensation			16,537					16,537
Cash dividends declared and paid on Common and Class B common stock, $6.40 per share					(241,412)			(241,412)
Common stock issued for Dunphey & Associates Supply Co., Inc.	50,952	25	6,866					6,891
Investment in unconsolidated entity							988	988
Decrease in non-controlling interest in Carrier Enterprise II			(25,768)				(6,632)	(32,400)
Common stock issued for Peirce-Phelps, Inc.	372,543	186	58,158					58,344
Investment in Peirce-Phelps, Inc.							17,000	17,000
Common stock issued for N&S Supply of Fishkill, Inc.	22,435	12	4,020					4,032
Distributions to non-controlling interest							(39,272)	(39,272)

Balance at December 31, 2019	38,194,056	21,533	907,877	(39,050)	632,507	(87,440)	279,340	1,714,767

Continued on next page.

F-
9

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2019	38,194,056	21,533	907,877	(39,050)	632,507	(87,440)	279,340	1,714,767
Net income					269,579		53,593	323,172
Other comprehensive gain				4,183			2,551	6,734
Issuances of non-vested restricted shares of common stock	184,265	92	(92)					—
Forfeitures of non-vested restricted shares of common stock	(3,589)	(2)	2					—
Common stock contribution to 401(k) plan	25,216	13	4,530					4,543
Stock issuances from exercise of stock options and employee stock purchase plan	144,894	72	21,528					21,600
Retirement of common stock	(23,148)	(11)	(4,631)					(4,642)
Share-based compensation			21,862					21,862
Cash dividends declared and paid on Common and Class B common stock, $6.925 per share					(265,713)			(265,713)
Adjustment to fair value of Common stock issued for N&S Supply of Fishkill, Inc.			(161)					(161)
Distributions to non-controlling interest							(42,401)	(42,401)

Balance at December 31, 2020	38,521,694	21,697	950,915	(34,867)	636,373	(87,440)	293,083	1,779,761

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2020	38,521,694	21,697	950,915	(34,867)	636,373	(87,440)	293,083	1,779,761
Net incom e					418,945		79,790	498,735
Other comprehensive gain				691			534	1,225
Issuances of non-vested restricted shares of common stock	194,643	97	(97)					—
Forfeitures of non-vested restricted shares of common stock	(57,089)	(28)	28					—
Common stock contribution to 401(k) plan	22,752	11	5,143					5,154
Stock issuances from exercise of stock options and employee stock purchase plan	136,641	69	22,111					22,180
Retirement of common stock	(7,898)	(4)	(2,253)					(2,257)
Common stock released from escrow	(23,230)	(12)	12		522			522
Share-based compensatio n			24,531					24,531
Cash dividends declared and paid on Common and Class B common stock, $7.625 per share					(295,044)			(295,044)
Common stock issued for Acme Refrigeration of Baton Rouge LLC	8,492	4	2,547					2,551
Common stock issued for Makdad Industrial Supply Co., Inc.	3,627	2	995					997
Investment in TEC Distribution LLC							21,040	21,040
Distributions to non-controlling interest							(61,980)	(61,980)

Balance at December 31, 2021	38,799,632	$21,836	$1,003,932	$(34,176)	$760,796	$(87,440)	$332,467	$1,997,415

See accompanying notes to consolidated financial statements.

F-

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2021	2020	2019
Cash flows from operating activities:
Net income	$498,735	$323,172	$295,775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,127	25,908	24,512
Share-based compensation	25,365	22,129	17,032
Non-cash contribution to 401(k) plan	5,154	4,543	4,274
Provision for doubtful accounts	6,888	2,688	3,948
Loss (gain) on sale of property and equipment	350	17	(585)
Deferred income tax provision	5,939	40	1,278
Other income from investment in unconsolidated entity	(19,299)	(11,264)	(10,256)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(130,414)	(3,559)	8,457
Inventories, net	(243,660)	139,929	(15,525)
Accounts payable and other liabilities	182,819	33,936	12,734
Other, net	(10,438)	(3,160)	(5,873)

Net cash provided by operating activities	349,566	534,379	335,771

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(129,462)	—	(59,672)
Capital expenditures	(25,464)	(16,436)	(17,805)
Other investment	(1,000)	—	—
Investment in unconsolidated entity	—	—	(4,940)
Proceeds from sale of property and equipment	1,356	94	1,380
Proceeds from sale of equity securities	5,993	—	—

Net cash used in investing activities	(148,577)	(16,342)	(81,037)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(294,522)	(265,713)	(241,412)
Distributions to non-controlling interest	(61,980)	(42,401)	(39,272)
Net repayments of finance lease liabilities	(2,040)	(1,441)	(1,240)
Repurchases of common stock to satisfy employee withholding tax obligations	(1,092)	(2,299)	(1,528)
Payment of fees related to revolving credit agreement	(22)	(196)	—
Purchase of additional ownership from non-controlling interest	—	—	(32,400)
Proceeds from non-controlling interest for investment in unconsolidated entity	—	—	988
Proceeds from non-controlling interest for investment in Peirce-Phelps, Inc.	—	—	17,000
Net proceeds from issuances of common stock	21,014	19,257	13,341
Proceeds from non-controlling interest for investment in TEC Distribution LLC	21,040	—	—
Net proceeds (repayments) under revolving credit agreement	89,000	(155,700)	20,500

Net cash used in financing activities	(228,602)	(448,493)	(264,023)

Effect of foreign exchange rate changes on cash and cash equivalents	(186)	2,069	849

Net (decrease) increase in cash and cash equivalents	(27,799)	71,613	(8,440)
Cash and cash equivalents at beginning of year	146,067	74,454	82,894

Cash and cash equivalents at end of year	$118,268	$146,067	$74,454

Supplemental cash flow information (Note 22)
See accompanying notes to consolidated financial statements.

F-

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2021, we operated from 671 locations in 42 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
The consolidated financial statements include the accounts of Watsco, all of its wholly owned subsidiaries, the accounts of four joint ventures with Carrier Global Corporation, which we refer to as Carrier, the accounts of Carrier InterAmerica Corporation, of which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest, and our 38.1% investment in Russell Sigler, Inc. (“RSI”), which is accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.
Impact of
COVID-19
Pandemic
Since
COVID-19
was declared a pandemic in March 2020, it has impacted our operations and the operations of our customers and suppliers. Although we learned to navigate
COVID-19
while maintaining our operations in all material respects, the pandemic continued to impact our business and operating results throughout 2020 and into 2021. However, as economic activity has been recovering and the effects of the pandemic lessened in 2021, the impact of the pandemic on our business has been more reflective of greater economic and marketplace dynamics, which include supply chain disruptions and labor shortages, rather than pandemic-related issues such as quarantines, location closures, mandated restrictions, employee illnesses, and travel restrictions. The extent to which the
COVID-19
pandemic impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, potential subsequent waves of
COVID-19
infection or potential new variants, the effectiveness and adoption of
COVID-19
vaccines and therapeutics, the ultimate duration and scope of the pandemic, its impact on our employees, customers and suppliers, the broader implications of the macro-economic recovery on our business, and the extent to which normal economic and operating conditions are impacted. Therefore, we cannot reasonably estimate the future impact at this time.
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

F-
1
3

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
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2021 and 2020, the allowance for doubtful accounts totaled $11,315 and $7,087, respectively.
Inventories
Inventories consist of air conditioning, heating and refrigeration equipment and related parts and supplies and are valued at the lower of cost using the first-in,
first-out
and weighted-average cost basis methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained to consider inventory shortages determined from cycle counts and physical inventories.

Vendor Rebates and Purchase Discounts
We have arrangements with several vendors that provide rebates payable to us when we achieve any of a number of measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate the amount of the rebate based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2021 and 2020, we had $22,692 and $13,434, respectively, of rebates recorded as a reduction of inventory. Substantially all vendor rebate receivables are collected within three months immediately following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
We also have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventory until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income. At December 31, 2021 and 2020, we had $17,893 and $12,029, respectively, of cash discounts recorded as a reduction of inventory.
Equity Securities
Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Changes in the fair value of equity securities and dividend income are recognized in our consolidated statements of income.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from
3-40
years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Machinery, vehicles, and equipment are depreciated over estimated useful lives ranging from
3-10
years. Computer hardware and software are depreciated over estimated useful lives ranging from
3-10
years. Furniture and fixtures are depreciated over estimated useful lives ranging from
5-7
years.

F-

Operating and Finance Leases
We have operating leases for real property, vehicles and equipment, and finance leases primarily for vehicles. Operating leases are included in operating lease right-of-use
(“ROU”) assets, current portion of long-term obligations, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered significant to our consolidated balance sheets or consolidated statements of income. Finance lease ROU assets at December 31, 2021 and 2020, of $11,489 and $6,232, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2021 and 2020, of $11,762 and $6,383, respectively, are included in current portion of long-term obligations and finance lease liabilities, net of current portion in our consolidated balance sheets.
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
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2022, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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
Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2021, there were no such events or circumstances.

F-

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
Revenue Recognition
Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment, and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products; therefore, we satisfy our performance obligation under such contracts when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than 1% of our consolidated revenues for all three years ended December 31, 2021, 2020 and 2019.
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
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2021 and 2020 of $16,707 and $12,739, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2021, 2020, and 2019, were $21,552, $12,588, and $16,587, respectively.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended December 31, 2021, 2020, and 2019, were $70,453, $55,019, and $54,783, respectively.

F-

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

F-

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

2. LEASES
The components of operating lease expense were as follows:

Years Ended December 31,	2021	2020	2019
Lease cost	$90,742	$82,543	$74,755
Short-term lease cost	9,598	6,317	9,427
Variable lease cost	1,868	942	707
Sublease income	(332)	(228)	(226)

	$101,876	$89,574	$84,663

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2021	2020
ROU assets	$268,528	$209,169

Current portion of operating lease liabilities	$81,928	$70,232
Operating lease liabilities	187,024	139,527

Total operating lease liabilities	$268,952	$209,759

Weighted Average Remaining Lease Term (in years)	4.4 years	3.5 years
Weighted Average Discount Rate	3.29%	4.00%
Supplemental cash flow information related to operating leases were as follows:

Years Ended December 31,	2021	2020	2019
Operating cash flows for the measurement of operating lease liabilities	$91,063	$80,921	$75,357
Operating lease ROU assets obtained in exchange for operating lease obligations	$141,198	$59,093	$290,422

At December 31, 2021, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2022	$89,322
2023	71,985
2024	49,245
2025	31,995
2026	19,662
Thereafter	26,837

Total lease payments	289,046
Less imputed interest	20,094

Total lease liability	$268,952

At December 31, 2021, we had additional operating leases, primarily for real property, that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $39,700. These operating leases are expected to commence in 2022 with lease terms of
5-11
years. These undiscounted amounts are not included in the table above.
3. REVENUES
Disaggregation of Revenues
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2021	2020	2019
Primary Geographical Regions:
United States	$5,636,929	$4,535,262	$4,184,206
Canada	386,780	301,727	294,040
Latin America and the Caribbean	256,483	217,939	292,116

	$6,280,192	$5,054,928	$4,770,362

Major Product Lines:
HVAC equipment	69%	69%	68%
Other HVAC products	28%	28%	28%
Commercial refrigeration products	3%	3%	4%

	100%	100%	100%

F-

4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2021	2020	2019
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$418,945	$269,579	$245,950
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	37,273	23,140	20,412

Earnings allocated to Watsco, Inc. shareholders	$381,672	$246,439	$225,538

Weighted-average common shares outstanding—Basic	35,244,230	35,069,516	34,644,700

Basic earnings per share for Common and Class B common stock	$10.83	$7.03	$6.51

Allocation of earnings for Basic:
Common stock	$353,873	$228,361	$208,779
Class B common stock	27,799	18,078	16,759

	$381,672	$246,439	$225,538

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$418,945	$269,579	$245,950
Less: distributed and undistributed earnings allocated to non-vested restricted common stock	37,222	23,140	20,411

Earnings allocated to Watsco, Inc. shareholders	$381,723	$246,439	$225,539

Weighted-average common shares outstanding—Basic	35,244,230	35,069,516	34,644,700
Effect of dilutive stock options	179,608	81,055	30,941

Weighted-average common shares outstanding—Diluted	35,423,838	35,150,571	34,675,641

Diluted earnings per share for Common and Class B common stock	$10.78	$7.01	$6.50

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2021, 2020, and 2019, our outstanding Class B common stock was convertible into 2,566,990, 2,572,536, and 2,574,336 shares of our Common stock, respectively.
Diluted earnings per share excluded 40,529, 19,722, and 205,380 shares for the years ended December 31, 2021, 2020, and 2019, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

F-2
0

5. OTHER COMPREHENSIVE INCOME
Other comprehensive income consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains (losses) on cash flow hedging instruments. The tax effects allocated to each component of other comprehensive income were as follows:

Years Ended December 31,	2021	2020	2019
Foreign currency translation adjustment	$936	$6,272	$12,298

Unrealized gain (loss) on cash flow hedging instruments	97	1,205	(2,001)
Income tax (expense) benefit	(27)	(325)	540

Unrealized gain (loss) on cash flow hedging instruments, net of tax	70	880	(1,461)

Reclassification of loss (gain) on cash flow hedging instruments into earnings	305	(574)	(482)
Income tax (benefit) expense	(86)	156	130

Reclassification of loss (gain) on cash flow hedging instruments into earnings, net of tax	219	(418)	(352)

Other comprehensive income	$1,225	$6,734	$10,485

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2021	2020	2019

Foreign currency translation adjustment:
Beginning balance	$(34,694)	$(38,599)	$(46,604)
Current period other comprehensive income	518	3,905	8,005

Ending balanc e	(34,176)	(34,694)	(38,599)

Cash flow hedging instruments:
Beginning balance	(173)	(451)	636
Current period other comprehensive income (loss)	43	528	(876)
Reclassification adjustment	130	(250)	(211)

Ending balance	—	(173)	(451)

Accumulated other comprehensive loss, net of tax	$(34,176)	$(34,867)	$(39,050)

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 83%, 85%, and 83% of all purchases made in 2021, 2020, and 2019, respectively. Our largest supplier, Carrier and its affiliates, accounted for 61%, 63%, and 62% of all purchases made in 2021, 2020, and 2019, respectively. See Note 20. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.
At December 31, 2021, $78,454 was recorded as a reduction of inventory related to pricing claim advances, of which $59,644 was provided by Carrier and its affiliates.

At December 31, 2020, $68,182 was recorded as a reduction of inventory related to pricing claim advances, of which $54,593 was provided by Carrier and its affiliates.

7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2021	2020
Land	$676	$741
Buildings and improvement s	85,857	80,877
Machinery, vehicles, and equipment	108,110	92,577
Computer hardware and software	68,762	62,776
Furniture and fixtures	21,404	19,077

	284,809	256,048
Accumulated depreciation and amortization	(173,790)	(157,823)

	$111,019	$98,225

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2021, 2020, and 2019, were $22,566, $19,963, and $18,808, respectively.
8. DEBT
We maintain an unsecured, $560,000 syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $460,000 at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction in 2021. Included in the credit facility are a $100,000 swingline subfacility, a $10,000 letter of credit subfacility, a $75,000 alternative currency borrowing sublimit and an $8,000 Mexican borrowing sublimit. The credit agreement matures on December 5, 2023.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2021), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2021), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2021). During 2021 and 2020, we paid fees of $22 and $196, respectively, in connection with the increase in the aggregate borrowing capacity of our revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.
At December 31, 2021 $89,000 was outstanding under the revolving credit agreement. At December 31, 2020 there was no outstanding balance under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2021.

9. INCOME TAXES
The components of income tax expense from our wholly owned operations and investments and our controlling interest in CIAC and joint ventures with Carrier are as follows:

Years Ended December 31,	2021	2020	2019
Current:
U.S. Federal	$91,162	$58,895	$48,359
State	20,703	12,909	9,362
Foreign	10,993	4,779	8,078

	122,858	76,583	65,799

Deferred:
U.S. Federal	6,434	218	2,603
State	1,374	21	446
Foreign	(1,869)	(199)	(1,771)

	5,939	40	1,278

Income tax expense	$128,797	$76,623	$67,077

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to CIAC and our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2021	2020	2019
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit and other	3.5	3.3	2.8
Excess tax benefits from share-based compensation	(1.7)	(2.1)	(1.8)
Tax effects on foreign income	0.4	0.3	0.5
GILTI	—	—	(0.1)
FDII	(0.1)	—	—
Change in valuation allowance	0.8	—	—
Tax credits and other	(0.5)	(0.5)	(1.2)

Effective income tax rate attributable to Watsco, Inc.	23.4	22.0	21.2
Taxes attributable to non-controlling interest	(2.9)	(2.8)	(2.7)

Effective income tax rate	20.5%	19.2%	18.5%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2021	2020
Deferred tax assets:
Share-based compensation	$30,854	$27,223
Capitalized inventory costs and inventory adj u stments	3,449	3,189
Allowance for doubtful accounts	1,328	949
Self-insurance reserves	1,027	518
Other	6,081	5,090
Net operating loss carryforwards	3,959	2,930

	46,698	39,899
Valuation allowanc e	(5,107)	(668)

Total deferred tax assets	41,591	39,231

Deferred tax liabilities:
Deductible goodwill	(82,704)	(78,288)
Depreciation	(18,744)	(16,441)
Other	(8,794)	(7,050)

Total deferred tax liabilities	(110,242)	(101,779)

Net deferred tax liabilities (1)	$(68,651)	$(62,548)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Provisions of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) such as the one-time
repatriation transition tax and the global intangible
low-taxed
income (GILTI) for years beginning in 2018, effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes and eliminate any additional US taxation resulting from repatriation of earnings on non-US
subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to provide for the tax expense related to GILTI in the year the tax was
incurred as a period expense. As of December 31, 2021, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $114,000. Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2021 is not practicable to estimate.
On March 11, 2021, the America Rescue Plan Act of 2021 (the “ARPA”) was enacted. The ARPA expanded IRC Section 162(m) to include five additional most highly compensated individuals. The expansion of Section 162(m) coverage is effective for tax years beginning after December 31, 2026. Unlike the employees subject to Section 162(m) by virtue of being the Chief Executive Officer (“CEO”), Chief Financial Officer, or three most highly compensated named executive officers, an employee who is identified as one of the “additional” five employees is not considered to be a covered employee indefinitely. The five additional employees will be subject to the annual $1,000 cap on compensation, and will be determined annually.

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. The valuation allowance was $5,107 and $668 at December 31, 2021 and 2020, respectively. The increase was primarily attributable to the impact on U.S deferred tax assets from share-based compensation deduction limitations related to the expansion of

IRC Section
162(m).
At December 31, 2021, there were state net operating loss carryforwards of $15,595, which expire in varying amounts from 2026 through 2041. At December 31, 2021, there were foreign net operating loss carryforwards of $14,977, which expire in varying amounts from 2036 through 2041. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2021.

We are subject to United States federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to United States federal tax examinations for tax years prior to 2018. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2017.

At December 31, 2021 and 2020, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $6,727 and $6,505, respectively. Of these totals, $5,636 and $5,461, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our continuing practice is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. At December 31, 2021 and 2020, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $1,211 and $982, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2018	$4,902
Additions based on tax positions related to the current year	1,027
Reductions due to lapse of applicable statute of limitations	(562)

Balance at December 31, 2019	5,367
Additions based on tax positions related to the current year	1,911
Reductions due to lapse of applicable statute of limitations	(773)

Balance at December 31, 2020	6,505
Additions based on tax positions related to the current year	1,143
Reductions due to lapse of applicable statute of limitations	(921)

Balance at December 31, 2021	$6,727

10. SHARE-BASED COMPENSATION AND BENEFIT PLANS
Share-Based Compensation Plans
We have two share-based compensation plans for employees. The 2021 Incentive Compensation Plan (the “2021 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as non-vested
restricted stock,
non-qualified
stock options, incentive stock options, performance awards, dividend equivalents, deferred stock and stock appreciation rights at no less than 100% of the market price on the date the award is granted. To date, awards under the 2021 Plan consist of non-qualified
stock options and
non-vested
restricted stock.
Under the 2021 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,500,000, plus (ii) any shares of Common stock or Class B common stock that remained available for grant in connection with awards under the Watsco, Inc. 2014 Incentive Compensation Plan (the “2014 Plan”) on the date on which our shareholders approved the 2021 Plan (iii) shares underlying currently outstanding awards issued under the 2014 Plan, which shares become reissuable under the 2021 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 125,995 shares of Common and Class B common stock, net of cancellations, had been awarded under the 2021 Plan as of December 31, 2021. As of December 31, 2021, 2,381,332 shares of common stock were reserved for future grants under the 2021 Plan. Options under the 2021 Plan vest over two to four years of service and have contractual terms of five years. Awards of non-vested
restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.
The 2014 Plan expired during 2021; therefore, no additional options may be granted. There were 498,138 options to exercise common stock outstanding under the 2014 Plan at December 31, 2021. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2021 Plan and the 2014 Plan as of and for the year ended December 31, 2021:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2020	585,116	$174.83
Granted	163,550	276.41
Exercised	(130,178)	157.50
Forfeited	(15,500)	208.77
Expired	(500)	146.09

Options outstanding at December 31, 2021	602,488	$205.30	3.11	$64,816

Options exercisable at December 31, 2021	105,665	$168.77	1.95	$15,227

The following is a summary of
non-vested
restricted stock activity as of and for the year ended December 31, 2021:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested restricted stock outstanding at December 31, 2020	3,335,107	$75.00
Granted	194,643	254.73
Vested	(13,000)	138.97
Forfeited	(57,089)	131.31

Non-vested restricted stock outstanding at December 31, 2021	3,459,661	$83.94

The weighted-average grant date fair value of
non-vested
restricted stock granted during 2021, 2020, and 2019 was $254.73, $193.89, and $151.58, respectively. The fair value of non-vested
restricted stock that vested during 2021, 2020, and 2019 was $3,646, $7,354, and $4,931, respectively.
During 2021, 3,858 shares of Class B common stock with an aggregate fair market value of $1,078 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2020, 11,693 shares of Common and Class B common stock with an aggregate fair market value of $2,299 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2019, 9,824 shares of Common and Class B common stock with an aggregate fair market value of $1,518 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.
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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2021	2020	2019
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	0.79%	0.26%	1.64%
Expected volatility	21.85%	20.89%	18.01%
Expected dividend yield	2.97%	3.69%	3.99%
Grant date fair value	$34.79	$20.76	$14.81
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2021, 2020, and 2019 was $16,903, $8,753, and $4,153, respectively. Cash received from the exercise of stock options during 2021, 2020, and 2019 was $19,338, $17,608, and $11,703, respectively. The tax benefit from stock option exercises during 2021, 2020, and 2019 was $3,595, $1,586, and $626, respectively. During 2021, 2020, and 2019, 4,040 shares of Common stock with an aggregate fair market value of $1,179, 11,455 shares of Common stock with an aggregate fair market value of $2,343 and 799 shares of Common stock with an aggregate fair market value of $134, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.
Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2021	2020	2019
Stock options	$2,908	$2,447	$2,440
Non-vested restricted stock	22,457	19,682	14,592

Share-based compensation expense	$25,365	$22,129	$17,032

At December 31, 2021, there was $5,770 of unrecognized
pre-tax
compensation expense related to stock options granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of approximately 1.9 years. The total fair value of stock options that vested during 2021, 2020, and 2019 was $2,621, $2,177, and $2,055, respectively.
At December 31, 2021, there was $180,661 of unrecognized
pre-tax
compensation expense related to
non-vested
restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.8 years. Of this amount, approximately $55,000 is related to awards granted to our CEO, of which approximately $1,000, $26,000, $27,000, and $1,000 vest in approximately 1, 5, 7, and 8 years upon his attainment of age 82, 86, 88, and 89, respectively, and approximately $31,000 is related to awards granted to our President, of which approximately $30,000 and $1,000 vest in approximately 22 and 24 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2021, we were obligated to issue 32,592 shares of non-vested
restricted stock to our CEO that vest in 7 years, 31,668 shares of non-vested
restricted stock to our President that vest in 22 years, and 18,540 shares of non-vested
restricted stock to various key leaders that vest in
5-
14
years in connection with 2021’s performance-based incentive compensation program.
Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2021, 2020, and 2019, employees purchased 3,501, 5,121, and 5,676 shares of Common stock at an average price of $239.11, $171.89, and $145.09 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 2,962, 3,964, and 5,087 additional shares during 2021, 2020, and 2019, respectively. We received net proceeds of $1,676, $1,649, and $1,638, respectively, during 2021, 2020, and 2019, for shares of our Common stock purchased under the ESPP. At December 31, 2021, 450,945 shares remained available for purchase under the ESPP.

401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2021, 2020, and 2019, we issued 22,752, 25,216, and 30,715 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $5,154, $4,543 and $4,274, respectively.
11. PURCHASE OF REMAINING OWNERSHIP INTEREST IN JOINT VENTURE
Effective May 31, 2019, we purchased an additional 20% ownership interest in Homans Associates II LLC (“Homans”) from our second joint venture with Carrier, Carrier Enterprise Northeast, LLC, which we refer to as Carrier Enterprise II, for cash consideration of $32,400, which increased our ownership in Homans to 100%. Homans previously operated as a division of Carrier Enterprise II and subsequent to the purchase operates as a wholly owned subsidiary of the Company with 25 locations in the Northeastern U.S.
12. INVESTMENT IN UNCONSOLIDATED ENTITY
On June 21, 2017, our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, acquired a 34.9% ownership interest in RSI, an HVAC distributor operating from 34 locations in the Western U.S. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. Carrier Enterprise I acquired its ownership interest in RSI for cash consideration of $63,600, of which we contributed $50,880 and Carrier contributed $12,720. Effective June 29, 2018, Carrier Enterprise I acquired an additional 1.4% ownership interest in RSI, which increased Carrier Enterprise I’s ownership interest in RSI to 36.3% for cash consideration of $3,760, of which we contributed $3,008 and Carrier contributed $752. Effective April 22, 2019, Carrier Enterprise I acquired an additional 1.8% ownership interest in RSI for cash consideration of $4,940, of which we contributed $3,952 and Carrier contributed $988. This acquisition increased Carrier Enterprise I’s ownership interest in RSI to 38.1%.
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
13. ACQUISITIONS
Makdad Industrial Supply Co., Inc.
On August 20, 2021, one of our wholly owned subsidiaries acquired Makdad Industrial Supply Co., Inc. (“MIS”), a distributor of air conditioning and heating products operating from six locations in Pennsylvania. Consideration for the purchase price consisted of $3,117 in cash and the issuance of 3,627 shares of Common stock having a fair value of $997, net of cash acquired of $204. The purchase price resulted in the recognition of $981 in goodwill. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Acme Refrigeration of Baton Rouge LLC
On May 7, 2021, we acquired certain assets and assumed certain liabilities of Acme Refrigeration of Baton Rouge LLC (“ACME”), a distributor of air conditioning, heating, and refrigeration products, operating from 18 locations in Louisiana and Mississippi, for $22,855
less certain average revolving indebtedness. We formed a new, wholly owned subsidiary, Acme Refrigeration LLC, that operates this business. Consideration for the net purchase price consisted of
$18,051 in cash, 8,492 shares of Common stock having a fair value of $2,551, and $3,141 for repayment of indebtedness, net of cash acquired of $1,340. The purchase price resulted in the recognition of $3,710 in goodwill and intangibles. The fair value of the identified intangible assets was $2,124 and consisted of $1,508 in trade names and distribution rights, and $616 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Temperature Equipment Corporation
On April 9, 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from 32 locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri and Wisconsin. We formed a new, stand-alone joint venture with Carrier, TEC Distribution

LLC (“TEC”), that operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest. Consideration for the purchase was paid in cash, consisting of $105,200 paid to Temperature Equipment Corporation (Carrier contributed $21,040 and we contributed $84,160) and $1,497 for repayment of indebtedness.
The purchase price resulted in the recognition of $38,624 in goodwill and intangibles. The fair value of the identified intangible assets was $19,900 and consisted of $15,700 in trade names and distribution rights, and $4,200 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
The table below presents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from the acquisition of our 80% controlling interest in TEC based on their respective fair values as of April 9, 2021:

Accounts receivable	$33,315
Inventories	71,325
Other current assets	962
Property and equipment	2,590
Operating lease ROU assets	53,829
Goodwill	18,724
Intangibles	19,900
Accounts payable	(25,393)
Accrued expenses and other current liabilities	(20,509)
Operating lease liabilities, net of current portion	(48,046)

Total	$106,697

N&S Supply of Fishkill, Inc.
On November 26, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of N&S Supply of Fishkill, Inc. (“N&S”), a distributor of air conditioning, heating and plumbing products operating from seven locations in New York and Connecticut. The purchase price was composed of cash consideration of $12,000, the issuance of 22,435 shares of Common stock having a fair value of $3,871, net of a discount for lack of marketability, and the repayment of certain indebtedness. The purchase price resulted in the recognition of $4,672 in goodwill and intangibles. The fair value of the identified intangible assets was $1,540 and consisted of $770 trade names and distribution rights, and $770 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Peirce-Phelps, Inc.
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

Dunphey & Associates Supply Co., Inc.
On April 2, 2019, one of our wholly owned subsidiaries acquired certain assets and assumed certain liabilities of Dunphey & Associates Supply Co., Inc. (“DASCO”), a distributor of air conditioning and heating products operating from seven locations in New Jersey, New York and Connecticut, for cash consideration of $16,758 and the issuance of 50,952 shares of Common stock having a fair value of $6,891, net of a discount for lack of marketability. The purchase price resulted in the recognition of $8,974 in goodwill and intangibles. The fair value of the identified intangible assets was $5,300 and consisted of $2,500 trade names and trademarks, and $2,800 in customer relationships to be amortized over a
15-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of the acquisitions was not deemed significant to the consolidated financial statements.
14. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2019	$411,217
Acquired goodwill	410
Foreign currency translation adjustment	859

Balance at December 31, 2020	412,486
Acquired goodwill	21,291
Foreign currency translation adjustment	242

Balance at December 31, 2021	$434,019

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2021	2020
Indefinite lived intangible assets—Trade names, trademarks, and distribution rights		$158,389	$140,867
Finite lived intangible assets:
Customer relationships	7- 18 years	86,526	81,527
Patented and unpatented technology	7 years	1,721	1,714
Trade name	10 years	1,150	1,150
Accumulated amortization		(60,890)	(55,329)

Finite lived intangible assets, net		28,507	29,062

		$186,896	$169,929

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2021, 2020, and 2019, were $5,561, $5,945, and $5,704, respectively.

Annual amortization of finite lived intangible assets for the next five years is expected to approximate the following:

2022	$4,500
2023	$3,900
2024	$3,700
2025	$3,700
2026	$3,500
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
Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2021 or 2020.
At-the-Market
Offering Program
On August 6, 2021, we entered into a sales agreement with Robert W. Baird & Co. Inc. (“Baird”), which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $300,000 (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-260758).
As of December 31, 2021, no shares of Common stock had been sold under the ATM Program.
Stock Repurchase Plan
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2021, 2020 or 2019. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2021, there were 1,129,087 shares remaining authorized for repurchase under the program.
Common Stock Released from Escrow
On August 23, 2018 we issued 23,230 shares of Common stock into escrow as contingent consideration in connection with the acquisition of Alert Labs, Inc. The shares were subject to certain performance metrics within a three-year measurement period. The shares, and related cash dividends paid during the three-year period, were released to us from escrow as the performance metrics were not met. These shares were retired upon delivery.
16. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations and borrowings under our revolving credit agreement. At December 31, 2021 and 2020, the fair values of cash and cash equivalents, accounts receivable, accounts payable and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.

The fair values of variable rate borrowings under our revolving credit agreement also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At December 31, 2021 and 2020, we were contingently liable under standby letters of credit for $150 and
$1,075,
 respectively, which were required by leases for real property.
Additionally, at December 31, 2021 and 2020, we were contingently liable under various performance bonds aggregating approximately $7,900 and $11,400, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business.
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
Cash Flow Hedging Instruments
We enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is 12 months. At December 31, 2021, no foreign currency forward contracts were designated as cash flow hedges.
The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2021	2020
Gain recorded in accumulated other comprehensive loss	$97	$1,205
Loss (gain) reclassified from accumulated other comprehensive loss into earnings	$305	$(574)
At December 31, 2021, no
pre-tax
gain (loss) is expected to be reclassified into earnings related to foreign exchange hedging within the next 12 months.
Derivatives Not Designated as Hedging Instruments
We have also entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. We had only one foreign currency exchange contract not
designated as a hedging instrument at December 31, 2021, the total notional value of which was $5,700, and such contract subsequently expired during January 2022.
We recognized losses of $237, $490, and $540 from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2021, 2020, and 2019, respectively.
The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in accrued expenses and other current liabilities in our consolidated balance sheets. See Note 18.

	Asset Derivatives		Liability Derivatives
December 31,	2021	2020	2021	2020
Derivatives designated as hedging instruments	$—	$—	$—	$91
Derivatives not designated as hedging instruments	—	—	5	10

Total derivative instruments	$—	$—	$5	$101

18. FAIR VALUE MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2021 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$1,790	$1,790	—	—
Private equities	Other assets	$1,000	—	—	$1,000
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$5	—	$5	—

		Total	Fair Value Measurements at December 31, 2020 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$6,065	$6,065	—	—
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$101	—	$101	—
The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:
Equity securities
– these investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy.
Private equities
– other investment in which fair value inputs are unobservable.
Derivative financial instruments
– these derivatives are foreign currency forward and option contracts. See Note 17. Fair value is based on observable market inputs, such as forward rates in active markets; therefore, we classify these derivatives within Level 2 of the valuation hierarchy.
During 2021, we recognized a realized gain of $3,815 recorded in our consolidated statement of income attributable to the sale of certain equity securities.

There were no transfers in or out of Level 1 and Level 2 during 2020 or 2019.
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
Self-Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $7,253 and $5,404 at December 31, 2021 and 2020, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity
As of December 31, 2021, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. At December 31, 2021, the maximum exposure to loss related to our involvement with this entity is limited to approximately $6,200 and we have a cash deposit of approximately $2,600 with them as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2021, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2021, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $45,000, of which approximately $31,000 is with Carrier and its affiliates.
20. RELATED PARTY TRANSACTIONS
Purchases from Carrier and its affiliates comprised 61%, 63%, and 62% of all inventory purchases made during 2021, 2020 and 2019, respectively. At December 31, 2021 and 2020, approximately $90,000 and $81,000, respectively, was payable to Carrier and its affiliates, net of receivables. Our joint ventures with Carrier also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2021, 2020, and 2019 included approximately $108,000, $103,000, and $91,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member
of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2021, 2020, and 2019, fees for services performed were $225, $156, and $187, respectively, and $34 and $8 was payable at December 31, 2021 and 2020, respectively.
21. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2021	2020	2019
Revenues:
United States	$5,636,929	$4,535,262	$4,184,206
Canada	386,780	301,727	294,040
Latin America and the Caribbean	256,483	217,939	292,116

Total revenues	$6,280,192	$5,054,928	$4,770,362

December 31,	2021	2020
Long-Lived Assets:
United States	$931,170	$799,665
Canada	175,864	180,518
Latin America and the Caribbean	17,427	19,719

Total long-lived assets	$1,124,461	$999,902

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, property and equipment, and our investment in an unconsolidated entity.

22. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information was as follows:

Years Ended December 31,	2021	2020	2019
Interest paid	$913	$1,844	$4,341
Income taxes net of refunds	$124,984	$70,889	$70,095
Common stock issued for MIS	$997	—	—
Common stock issued for ACME	$2,551	—	—
Common stock issued for N&S	—	$(161)	$4,032
Common stock issued for PPI	—	—	$58,344
Common stock issued for DASCO	—	—	$6,891

23. SUBSEQUENT EVENTS

On February 8, 2022, our Board of Directors approved an increase to the quarterly cash dividend per share of
Common and Class B common stock to $2.20 per share from $1.95 per share, beginning with the dividend that will be paid in April 2022.