Form 10-K, Exhibit 13
period 2022-12-31
WATSCO INC
filed 2023-02-24
CIK 105016

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

•	general economic conditions, both in the United States and in the international markets we serve;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration, including conditions that impact the supply chain;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	the resurgence of the COVID-19 pandemic;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather patterns and conditions;

•	insurance coverage risks;

•	federal, state, and local regulations impacting our industry and products;

•	prevailing interest rates;

•	the effect of inflation;

•	foreign currency exchange rate fluctuations;

•	international risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.
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
This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the year ended December 31, 2022. This discussion should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form
10-K
for the year ended December 31, 2022.

Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2022, we operated from 673 locations in 42 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
Impact of the
COVID-19
Pandemic and Economic and Marketplace Dynamics
Since
COVID-19
was declared a pandemic in March 2020, it has had, and could continue to have, widespread impacts on global financial markets and business practices. Although we learned to navigate
COVID-19
while maintaining our operations in all material respects, the pandemic impacted our operations, and the operations of our customers and suppliers throughout 2020 and into 2021. However, as the effects of the pandemic have continued to lessen with the normalization of living with
COVID-19
following the increase in accessibility to
COVID-19
vaccines and antiviral treatments, the impact of the pandemic on our business has been more reflective of greater economic and marketplace dynamics, which include inflation, supply chain disruptions, and labor shortages, rather than pandemic-related issues, such as quarantines, location closures, mandated restrictions, employee illnesses, and travel restrictions.
Certain of our manufacturers and suppliers continue to experience some level of supply chain disruptions caused by component availability, labor shortages, transportation delays, and other logistical challenges, resulting in longer lead times and constrained availability of HVAC/R products. These supply chain disruptions impacted our ability to fulfill contractor demand at various points during 2022 and we estimate the impact was approximately 3% to 4% of lost revenues. We cannot reasonably estimate the future impact of supply chain disruptions to the extent that these disruptions become more pronounced than current conditions. Despite these disruptions, we experienced growth in sales during 2022.
We continue to take proactive steps to limit the impact of these disruptions and are working closely with our suppliers to ensure availability of products. Also, we continue to actively monitor the situation and may take further actions that alter our business.
Climate Change and Reductions in CO
2
e Emissions
We believe that our business plays an important and significant role in the drive to lower CO2e emissions. According to the DOE, heating and air conditioning accounts for roughly half of household energy consumption in the United States. As such, replacing older, less efficient HVAC systems with higher efficiency systems is one of the most meaningful steps homeowners can take to reduce their electricity costs and carbon footprint.
The overwhelming majority of new HVAC systems that we sell replace systems that likely operate below current minimum efficiency standards in the United States and may use more harmful refrigerants that have been, or are being, phased-out.
As consumers replace HVAC systems with new, higher-efficiency systems, homeowners will consume less energy, save costs,
and reduce their carbon footprint.
The sale of high-efficiency systems has long been a focus of ours, and we have invested in tools and technology intended to capture an increasingly richer sales mix over time. In addition, regulatory mandates will periodically increase the required minimum SEER, thus providing a catalyst for greater sales of higher-efficiency systems. Recently enacted regulations increased the current minimum SEER beginning in 2023 (in general terms, to 14 SEER from 13 SEER in the Northern U.S. and to 15 SEER from 14 SEER for the Southern U.S.).

We offer a broad variety of systems that operate above the minimum SEER standards, ranging from base-level efficiency to systems that exceed 20 SEER. Our sales of higher-efficiency residential HVAC systems (those above base-level efficiency) grew 18% organically in 2022, outpacing the overall growth rate of 13% for residential HVAC equipment in the United States. Based on estimates validated by independent sources, we averted an estimated 15.8 million metric tons of CO2e emissions from January 1, 2020 to December 31, 2022 through the sale of replacement residential HVAC systems at higher-efficiency standards.
Federal Tax Credits and State Incentives
Demand for higher-efficiency products, such as variable-speed systems and heat pumps, is expected to benefit from the passage of the U.S. Inflation Reduction Act of 2022 (the “IRA”) in August 2022. This legislation is intended, in part, to promote the replacement of existing systems in favor of high-efficiency heat pump systems that reduce greenhouse gas emissions, as compared to older systems, and thereby combat climate change. Programs under the IRA include enhanced tax credits for homeowners who install qualifying HVAC equipment and tax deductions for owners of commercial buildings that are upgraded to achieve defined energy savings. The IRA also sets aside $4.3 billion for state-administered consumer rebate programs designed to promote energy savings for low and medium-income households, including HVAC systems. Further details, including qualifying products, specific programs, and other regulatory requirements contemplated by the IRA are being determined and are expected to be launched during 2023.
Joint Ventures with Carrier Global Corporation
In 2009, we formed a joint venture with Carrier, which we refer to as Carrier Enterprise I, in which Carrier contributed company-owned locations in the Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed certain locations that distributed Carrier products. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. In 2019, Carrier Enterprise I acquired substantially all of the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc., an HVAC distributor operating in Pennsylvania, New Jersey, and Delaware. Carrier Enterprise I has a 38.1% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor operating from 35 locations in the Western U.S.
The export division of Carrier Enterprise I, Carrier InterAmerica Corporation (“CIAC”), redomesticated from the U.S. Virgin Islands to Delaware in 2019, following which CIAC became a separate operating entity in which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest.
In 2011, we formed a second joint venture with Carrier, which we refer to as Carrier Enterprise II, in which Carrier contributed company-owned locations in the Northeast U.S., and we contributed certain locations operating as Homans Associates LLC (“Homans”), a Watsco subsidiary, in the Northeast U.S. Subsequently, Carrier Enterprise II purchased Carrier’s distribution operations in Mexico. We have an 80% controlling interest in Carrier Enterprise II, and Carrier has a 20%
non-controlling
interest. In 2019, we repurchased the 20% ownership interest in Homans from Carrier Enterprise II and have since solely owned and operated Homans.
In 2012, we formed a third joint venture with Carrier, which we refer to as Carrier Enterprise III, to which Carrier contributed company-owned locations in Canada. We have a 60% controlling interest in Carrier Enterprise III, and Carrier has a 40%
non-controlling
interest.
In April 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from Illinois, Indiana, Kansas, Michigan, Minnesota,
Missouri,
and Wisconsin. We formed a new joint venture with Carrier, TEC Distribution LLC (“TEC”), that operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest.
Critical Accounting Estimates
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

Our significant accounting policies are discussed in Note 1 to our audited consolidated financial statements included in this Annual Report on Form
10-K.
Management believes that the following accounting estimates include a higher degree of judgment and/or complexity and are reasonably likely to have a material impact on our financial condition or results of operations and, thus, are considered critical accounting estimates. Management has discussed the development and selection of critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to critical accounting estimates.
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
The allowance for doubtful accounts was $18.3 million and $11.3 million at December 31, 2022 and 2021, respectively, an increase of $7.0 million, which was primarily due to a single account delinquent in their payments at December 31, 2022. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2022 increased to 2.4% from 0.9% at December 31, 2021, which was primarily attributable to the account referenced.
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
first-out
methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving, and damaged goods. The valuation process contains uncertainty because management must make estimates and use judgment to determine the future salability of inventories. Inventory policies are reviewed periodically, reflecting current risks, trends, and changes in industry conditions. A reserve for estimated inventory shrinkage is maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels, and current operating trends.
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2023, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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

The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,189.5 million and $1,124.5 million at December 31, 2022 and 2021, respectively, an increase of $65.0 million, primarily related to higher renewal lease rates of our warehouse facilities. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
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
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $12.3 million and $7.3 million at December 31, 2022 and 2021, respectively, were established related to such insurance programs. The increase in self-insurance reserves was primarily due to the severity and frequency of claims reported during 2022.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $8.2 million and $5.1 million was recorded at December 31, 2022 and 2021, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m). See Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K.
The valuation allowance is based on several factors including, but not limited to, estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
There were no new accounting standards made effective during 2022 that have significance, or potential significance, to our consolidated financial statements.

Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Revenues	100.0%	100.0%	100.0%
Cost of sales	72.1	73.4	75.8

Gross profit	27.9	26.6	24.2
Selling, general and administrative expenses	16.8	16.9	16.5
Other income	0.3	0.3	0.2

Operating income	11.4	10.0	7.9
Interest expense, net	0.0	0.0	0.0

Income before income taxes	11.4	10.0	7.9
Income taxes	1.7	2.1	1.5

Net income	9.7	7.9	6.4
Less: net income attributable to non-controlling interest	1.4	1.3	1.1

Net income attributable to Watsco, Inc.	8.3%	6.7%	5.3%

Note: Due to rounding, percentages may not total 100.
The following narratives reflect our acquisitions of Makdad Industrial Supply Co., Inc. (“MIS”) in August 2021, Acme Refrigeration of Baton Rouge LLC (“ACME”) in May 2021, and Temperature Equipment Corporation in April 2021. We did not acquire any businesses during 2022.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2022 and 2021, eight and four locations, respectively, that we opened during the immediately preceding 12 months were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2022 and 2021:

Number of Locations
December 31, 2020	600
Opened	24
Acquired	56
Closed	(9)

December 31, 2021	671
Opened	11
Closed	(9)

December 31, 2022	673

Tax Benefit from Fourth Quarter Vesting of Restricted Stock
Our 2022 results reflect the vesting of 975,622 shares of Class B restricted stock previously granted to our Chief Executive Officer (“CEO”) during the period from 1997 to 2011. The vesting occurred on October 15, 2022 and provided a $49.0 million tax benefit and $3.6 million in incremental selling, general and administrative expenses, primarily related to employment taxes. The net benefit to 2022 diluted earnings per share was $1.21. Due to the infrequent nature of this event, certain key performance metrics in 2022 are presented on an “adjusted basis” to exclude the impact. Please see
“Non-GAAP
Financial Measures” below.
2022 Compared to 2021
Revenues

	Year Ended December 31,
(in millions)	2022	2021	Change
Revenues	$7,274.3	$6,280.2	$994.1	16%

The increase in revenues for 2022 included $104.2 million attributable to new locations acquired and $32.7 million from other locations opened during the preceding 12 months, offset by $13.0 million from locations closed.
The following table presents our revenues by major product lines and related percentage change from the prior year:

	% of Sales		% Change
	2022	2021	2022	2021
HVAC equipment	68%	69%	14%	23%
Other HVAC products	28%	28%	16%	22%
Commercial refrigeration products	4%	3%	24%	29%

	Year Ended December 31,
(in millions)	2022	2021	Change
Same-store sales	$7,137.4	$6,267.2	$870.2	14%
The following table presents our revenues by major product lines on a same-store basis and related percentage change from the prior year:

	% of Same-Store Sales		% Change
	2022	2021	2022	2021
HVAC equipment	68%	69%	13%	18%
Other HVAC products	28%	27%	15%	17%
Commercial refrigeration products	4%	4%	24%	29%
On a same-store basis, sales of HVAC equipment included a 12% increase in residential HVAC equipment (13% increase in U.S. markets and flat in international markets) and an 18% increase in sales of commercial HVAC equipment (18% increase in U.S. markets and a 17% increase in international markets).
For HVAC equipment, the increase in revenues was primarily due to the realization of price increases and a higher mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices, resulting in a 13% increase in the average selling price and flat unit volume, as well as higher sales of commercial HVAC equipment.
Gross Profit

	Year Ended December 31,
(in millions)	2022	2021	Change
Gross profit	$2,030.3	$1,667.5	$362.8	22%
Gross margin	27.9%	26.6%
Gross profit for 2022 increased primarily as a result of increased revenues. Gross profit margin improved 130 basis-points primarily due to the impact of pricing and sales mix for residential HVAC equipment.
Selling, General and Administrative Expenses

	Year Ended December 31,
(in millions)	2022	2021	Change
Selling, general and administrative expenses	$1,221.4	$1,058.3	$163.1	15%
Selling, general and administrative expenses as a percentage of revenues	16.8%	16.9%
Selling, general and administrative expenses for 2022 increased primarily due to increased revenues. On a same-store basis, selling, general and administrative expenses increased 13% as compared to 2021 and as a percentage of sales decreased to 16.7% versus 16.8% in 2021, primarily due to increased leverage on fixed costs driven by increased revenues.

Other Income
Other income of $22.7 million and $19.3 million for 2022 and 2021, respectively, represented our share of the net income of RSI, in which we have a 38.1% equity interest.
Operating Income

	Year Ended December 31,
(in millions)	2022	2021	Change
Operating income	$831.6	$628.5	$203.1	32%
Operating margin	11.4%	10.0%
On a same-store basis operating income grew 31% and operating margin was 11.5% in 2022 as compared to 10.0% in 2021.
Interest Expense, Net
Interest expense, net for 2022 increased $1.2 million, or 117%, to $2.2 million, primarily as a result of an increase in average outstanding borrowings at a higher effective interest rate, in each case under our revolving credit facility, for the 2022 period as compared to the same period in 2021.
Income Taxes

	Year Ended December 31,
(in millions)	2022	2021	Change
Income taxes	$125.7	$128.8	$(3.1)	(2%)
Effective income tax rate	17.2%	23.4%
Income taxes represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The decrease in the effective income tax rate was primarily due to the increase in share-based compensation deduction resulting from the vesting of 975,622 shares of Class B restricted stock on October 15, 2022 and provided a $49.0 million tax benefit that lowered our effective income tax rate. The share-based compensation deduction was partially offset by the addition of a valuation allowance on the deferred tax asset related to share-based compensation, and higher state income taxes in 2022 as compared to those related to the share-based compensation deduction in 2021.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco in 2022 increased $182.2 million, or 43%, to $601.2 million. The increase was primarily driven by higher revenues, expanded profit margins, and lower income taxes, partially offset by higher selling, general and administrative expenses and an increase in the net income attributable to the non-controlling
interest.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2021 for a discussion of results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.
Non-GAAP
Financial Measures
We disclose operating income, operating margin, and diluted earnings per share on an adjusted, non-GAAP
basis to exclude the impact caused by the vesting of restricted stock on October 15, 2022 as described above. We believe that these adjusted, non-GAAP
financial measures provide greater comparability regarding our ongoing operating performance. These measures should not be considered an alternative to measurements required by U.S. GAAP.

The reconciliation of operating income, a GAAP measure, to operating income on an adjusted basis, a non-GAAP
measure is as follows:

	Year Ended December 31,
	2022	2021
Operating income	$831,578	$628,528
Primarily employment taxes related to the vesting of restricted stock	3,636	—

Operating income on an adjusted basis	$835,214	$628,528

Operating margin on an adjusted basis	11.5%	10.0%

The reconciliation of diluted earnings per share for Common and Class B common stock, a GAAP measure, to diluted earnings per share for Common and Class B common stock on an adjusted basis, a non-GAAP
measure is as follows:

	Year Ended December 31,
	2022	2021
Diluted earnings per share for Common and Class B common stock	$15.41	$10.78
Primarily employment taxes related to the vesting of restricted stock	0.08
Tax related benefit from the vesting of restricted stock	(1.29)	—

Diluted earnings per share for Common and Class B common stock on an adjusted basis	$14.20	$10.78

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
As of December 31, 2022, we had $147.5 million of cash and cash equivalents, of which $124.9 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions.
We believe that our operating cash flows, cash on hand, funds available for borrowing under our revolving credit agreement, and funds available from sales of our Common stock under our ATM Program (as defined below), each of which is described below, will be sufficient to meet our liquidity needs for the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our revolving credit agreement. On March 5, 2021, the United Kingdom Financial Conduct Authority, which regulates LIBOR, confirmed that LIBOR will either cease to be provided by any administrator or will no longer be representative after June 30, 2023 for USD LIBOR reference rates. The U.S. Federal Reserve has selected the Secured Overnight Funding Rate (“SOFR”) as the preferred alternate rate to LIBOR. Our revolving credit agreement provides that it may be amended to replace LIBOR with an alternate benchmark rate including SOFR. SOFR is calculated differently from LIBOR and has inherent differences, including SOFR’s limited historical data and that LIBOR is an unsecured lending rate while SOFR is a secured lending rate, which could give rise to uncertainties and volatility in the benchmark rates. While we continue to evaluate the potential impact of a transition to SOFR, these changes could result in interest obligations that are more than or do not otherwise correlate exactly over time with the payments that would have been made on such debt if LIBOR was available in its current form, including a potential increase in our overall interest expense. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our revolving credit agreement.
Working Capital
Working capital increased to $1,392.2 million at December 31, 2022 from $1,234.7 million at December 31, 2021, due to: (i) higher inventory balances primarily due to the general impact of inflation, greater inventory requirements in preparation for the required transition to higher minimum efficiency level for residential HVAC systems effective January 1, 2023, and more extensive inventories in response to various supply chain disruptions; and (ii) higher accounts receivable consistent with overall increased sales, which were offset by an increase in accounts payable and accrued liabilities and the reclassification of borrowings under our revolving credit agreement, which matures in December 2023, as current.
Cash Flows
The following table summarizes our cash flow activity for 2022 and 2021 (in millions):

	2022	2021	Change
Cash flows provided by operating activities	$572.0	$349.6	$222.4
Cash flows used in investing activities	$(33.8)	$(148.6)	$114.8
Cash flows used in financing activities	$(504.0)	$(228.6)	$(275.4)
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows included in this Annual Report on Form
10-K.
Operating Activities
The increase in net cash provided by operating activities was primarily due to higher net income and accounts receivable collections, partially offset by increases in the level of inventory and timing of vendor payments in 2022 as compared to 2021.
Investing Activities
Net cash used in investing activities was lower in 2022 primarily due to cash consideration paid for businesses acquired in 2021, whereas we acquired no businesses in 2022.
Financing Activities
The increase in net cash used in financing activities was primarily attributable to an increase in dividends paid, the payment of withholding tax obligations primarily upon the vesting of restricted stock previously granted to our CEO, and higher borrowings under our revolving credit agreement in 2022, partially offset by proceeds from the non-controlling
interest for its contribution to the acquisition of TEC in 2021.
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

The revolving credit agreement matures on December 5, 2023, and accordingly, borrowings outstanding under the revolving credit agreement are classified as current liabilities in our consolidated balance sheet at December 31, 2022. We believe that we will refinance the revolving credit agreement at or prior to its maturity on similar terms and subject to similar conditions.
Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2022), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2022), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2022).
At December 31, 2022 and December 31, 2021, $56.4 million and $89.0 million, respectively, were outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2022.
At-the-Market
Offering Program
On February 25, 2022, we entered into an amended and restated sales agreement with Robert W. Baird & Co. Inc. and Goldman Sachs & Co. LLC, which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $300.0 million (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-260758).
As of December 31, 2022, no shares of Common stock had been sold under the ATM Program.
Contractual Obligations
At December 31, 2022, operating lease liabilities for real property, vehicles, and equipment totaled $319.3 million and expire at various dates through 2032. Refer to Note 2 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for information on our operating lease liabilities and related maturities.
Commercial obligations outstanding at December 31, 2022 under our revolving credit agreement consisted of borrowings totaling $56.4 million with revolving maturities of 31 days.
At December 31, 2022, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $69.0 million, of which approximately $56.0 million is with Carrier and its affiliates. These purchase obligations represent commitments under purchase orders for goods in the ordinary course of business that are enforceable and legally binding with defined terms as to price, quantity, and delivery.
The total amount of unrecognized tax benefits (net of the federal benefit received from state positions) relating to various tax positions we have taken, the timing of which is uncertain, was $6.5 million at December 31, 2022. Refer to Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for additional information on our unrecognized tax benefits.
Off-Balance
Sheet Arrangements
Refer to Note 15 to our audited consolidated financial statements included in this Annual Report on Form
10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2022.
Investment in Unconsolidated Entity
Carrier Enterprise I has a 38.1% ownership interest in RSI, an HVAC distributor operating from 35 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders, consisting of five family siblings, their children and affiliates related to them. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.1% investment held in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. At December 31, 2022, the estimated purchase amount we would be contingently liable for was approximately $357.0 million. We believe that our operating cash flows, cash on hand, funds available for borrowing under our revolving credit agreement, or use of the ATM Program would be sufficient to purchase any additional ownership interests in RSI.
Acquisitions
On August 20, 2021, one of our wholly owned subsidiaries acquired MIS, a distributor of air conditioning and heating products operating from six locations in Pennsylvania. Consideration for the purchase consisted of $3.2 million in cash and the issuance of 3,627 shares of Common stock having a fair value of $1.0 million, net of cash acquired of $0.2 million.
On May 7, 2021, we acquired certain assets and assumed certain liabilities of ACME, a distributor of air conditioning, heating, and refrigeration products, operating from 18 locations in Louisiana and Mississippi, for $22.9 million less certain average revolving indebtedness. Consideration for the purchase consisted of $18.1 million in cash, 8,492 shares of Common stock having a fair value of $2.6 million, and $3.1 million repayment of indebtedness, net of cash acquired of $1.3 million.
On April 9, 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from 32 locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, and Wisconsin. We formed a new, stand-alone joint venture with Carrier, TEC, which operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest. Consideration for the purchase was paid in cash, consisting of $105.2 million paid to Temperature Equipment Corporation (Carrier contributed $21.0 million and we contributed $84.2 million) and $1.5 million for repayment of indebtedness.
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
Common Stock Dividends
We paid cash dividends of $8.55, $7.625, and $6.925 per share of Common stock and Class B common stock in 2022, 2021, and 2020, respectively. On January 3, 2023, our Board of Directors declared a regular quarterly cash dividend of $2.45 per share of both Common and Class B common stock that was paid on January 31, 2023 to shareholders of record as of January 17, 2023. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, and future prospects.
Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2022, there were 1,129,087 shares remaining authorized for repurchase under the program. The IRA includes, among other provisions, a 1% excise tax on corporate stock repurchases in tax years beginning after December 31, 2022. In consideration of any further stock repurchases under our repurchase program, we intend to evaluate the impact of the IRA’s 1% excise tax on stock repurchases in tax years beginning after December 31, 2022.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 5% and 2%, respectively, of our total revenues for 2022.

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
We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $5.1 million impact to our financial position and results of operations for 2022.
Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.
We had only one foreign exchange contract at December 31, 2022, the total notional value of which was $3.3 million, and such contract expired during January 2023. For the year ended December 31, 2022, foreign currency transaction gains and losses did not have a material impact on our results of operations. See Note 16 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information on our derivative instruments.
Interest Rate Exposure
Our revolving credit facility exposes us to interest rate risk because borrowings thereunder accrue interest at one or more variable interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we consider entering into interest rate swap agreements with financial institutions that have investment grade credit ratings, thereby minimizing credit risk associated with these instruments. We do not currently hold any such swap agreements or any other derivative contracts that hedge our interest rate exposure, but we may enter into such instruments in the future.
We have evaluated our exposure to interest rates assuming we are fully borrowed under our $560.0 million revolving credit agreement and determined that a 100 basis-point change in interest rates would result in an impact to income before income taxes of approximately $5.6 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.

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
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework
Internal Control
 — Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Watsco, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
February 24, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
first-out
methods, or net realizable value. The Company adjusts excess, slow-moving, and damaged inventory to their estimated net realizable value. As of December 31, 2022, the Company’s inventory balance was $1,370,173 thousand.
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
Miami, Florida
February 24, 2023

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2022	2021	2020

Revenues	$7,274,344	$6,280,192	$5,054,928
Cost of sales	5,244,055	4,612,647	3,832,107

Gross profit	2,030,289	1,667,545	1,222,821
Selling, general and administrative expenses	1,221,382	1,058,316	833,051
Other income	22,671	19,299	11,264

Operating income	831,578	628,528	401,034
Interest expense, net	2,165	996	1,239

Income before income taxes	829,413	627,532	399,795
Income taxes	125,717	128,797	76,623

Net income	703,696	498,735	323,172
Less: net income attributable to non-controlling interest	102,529	79,790	53,593

Net income attributable to Watsco, Inc.	$601,167	$418,945	$269,579

Earnings per share for Common and Class B common stock:
Basic	$15.46	$10.83	$7.03

Diluted	$15.41	$10.78	$7.01

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2022	2021	2020

Net income	$703,696	$498,735	$323,172
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(20,305)	936	6,272
Unrealized gain on cash flow hedging instruments	—	70	880
Reclassification of loss (gain) on cash flow hedging instruments into earnings	—	219	(418)

Other comprehensive (loss) income	(20,305)	1,225	6,734
Comprehensive income	683,391	499,960	329,906
Less: comprehensive income attributable to non-controlling interest	95,758	80,324	56,144

Comprehensive income attributable to Watsco, Inc.	$587,633	$419,636	$273,762

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$147,505	$118,268
Accounts receivable, net	747,110	698,456
Inventories, net	1,370,173	1,115,469
Other current assets	33,951	29,207

Total current assets	2,298,739	1,961,400

Property and equipment, net	125,424	111,019
Operating lease right-of-use assets	317,314	268,528
Goodwill	430,711	434,019
Intangible assets, net	175,191	186,896
Investment in unconsolidated entity	132,802	114,808
Other assets	8,033	9,191

	$3,488,214	$3,085,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$90,597	$84,501
Borrowings under revolving credit agreement (Note 8)	56,400	—
Accounts payable	456,128	364,185
Accrued expenses and other current liabilities	303,397	278,036

Total current liabilities	906,522	726,722

Long-term obligations:
Borrowings under revolving credit agreement (Note 8)	—	89,000
Operating lease liabilities, net of current portion	232,144	187,024
Finance lease liabilities, net of current portion	11,388	9,189

Total long-term obligations	243,532	285,213

Deferred income taxes and other liabilities	89,882	76,511

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 38,108,752 and 37,881,247 shares outstanding at December 31, 2022 and 2021, respectively	19,054	18,941
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,513,386 and 5,790,636 shares outstanding at December 31, 2022 and 2021, respectively	2,757	2,895
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	973,060	1,003,932
Accumulated other comprehensive loss, net of tax	(47,710)	(34,176)
Retained earnings	1,029,516	760,796
Treasury stock, at cost, 4,823,988 shares of Common stock and 48,263 shares of Class B common stock at both December 31, 2022 and 2021, respectively	(87,440)	(87,440)

Total Watsco, Inc. shareholders’ equity	1,889,237	1,664,948
Non-controlling interest	359,041	332,467

Total shareholders’ equity	2,248,278	1,997,415

	$3,488,214	$3,085,861

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total

Balance at December 31, 2019	38,194,056	$21,533	$907,877	$(39,050)	$632,507	$(87,440)	$279,340	$1,714,767
Net income					269,579		53,593	323,172
Other comprehensive gain				4,183			2,551	6,734
Issuances of restricted shares of common stock	184,265	92	(92)					—
Forfeitures of restricted shares of common stock	(3,589)	(2)	2					—
Common stock contribution to 401(k) plan	25,216	13	4,530					4,543
Stock issuances from exercise of stock options and employee stock purchase plan	144,894	72	21,528					21,600
Retirement of common stock	(23,148)	(11)	(4,631)					(4,642)
Share-based compensation			21,862					21,862
Cash dividends declared and paid on Common and Class B common stock, $6.925 per share					(265,713)			(265,713)
Adjustment to fair value of Common stock issued for N&S Supply of Fishkill, Inc.			(161)					(161)
Distributions to non-controlling interest							(42,401)	(42,401)

Balance at December 31, 2020	38,521,694	21,697	950,915	(34,867)	636,373	(87,440)	293,083	1,779,761

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total

Balance at December 31, 2020	38,521,694	21,697	950,915	(34,867)	636,373	(87,440)	293,083	1,779,761
Net income					418,945		79,790	498,735
Other comprehensive gain				691			534	1,225
Issuances of restricted shares of common stock	194,643	97	(97)					—
Forfeitures of restricted shares of common stock	(57,089)	(28)	28					—
Common stock contribution to 401(k) plan	22,752	11	5,143					5,154
Stock issuances from exercise of stock options and employee stock purchase plan	136,641	69	22,111					22,180
Retirement of common stock	(7,898)	(4)	(2,253)					(2,257)
Common stock released from escrow	(23,230)	(12)	12		522			522
Share-based compensation			24,531					24,531
Cash dividends declared and paid on Common and Class B common stock, $7.625 per share					(295,044)			(295,044)
Common stock issued for Acme Refrigeration of Baton Rouge LLC	8,492	4	2,547					2,551
Common stock issued for Makdad Industrial Supply Co., Inc.	3,627	2	995					997
Investment in TEC Distribution LLC							21,040	21,040
Distributions to non-controlling interest							(61,980)	(61,980)

Balance at December 31, 2021	38,799,632	21,836	1,003,932	(34,176)	760,796	(87,440)	332,467	1,997,415

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total

Balance at December 31, 2021	38,799,632	21,836	1,003,932	(34,176)	760,796	(87,440)	332,467	1,997,415
Net income					601,167		102,529	703,696
Other comprehensive loss				(13,534)			(6,771)	(20,305)
Issuances of restricted shares of common stock	143,059	72	(72)					—
Forfeitures of restricted shares of common stock	(13,000)	(7)	7					—
Common stock contribution to 401(k) plan	21,560	11	6,735					6,746
Stock issuances from exercise of stock options and employee stock purchase plan	120,696	60	20,742					20,802
Retirement of common stock	(322,060)	(161)	(87,327)					(87,488)
Share-based compensation			29,043					29,043
Cash dividends declared and paid on Common and Class B common stock, $8.55 per share					(332,447)			(332,447)
Distributions to non-controlling interest							(69,184)	(69,184)

Balance at December 31, 2022	38,749,887	$21,811	$973,060	$(47,710)	$1,029,516	$(87,440)	$359,041	$2,248,278

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2022	2021	2020

Cash flows from operating activities:
Net income	$703,696	$498,735	$323,172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,683	28,127	25,908
Share-based compensation	28,821	25,365	22,129
Deferred income tax provision	13,466	5,939	40
Provision for doubtful accounts	8,539	6,888	2,688
Non-cash contribution to 401(k) plan	6,746	5,154	4,543
(Gain) loss on sale of property and equipment	(1,624)	350	17
Other income from investment in unconsolidated entity	(22,671)	(19,299)	(11,264)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(60,154)	(130,414)	(3,559)
Inventories, net	(259,860)	(243,660)	139,929
Accounts payable and other liabilities	121,993	182,819	33,936
Other, net	1,329	(10,438)	(3,160)

Net cash provided by operating activities	571,964	349,566	534,379

Cash flows from investing activities:
Capital expenditures	(35,652)	(25,464)	(16,436)
Business acquisitions, net of cash acquired	(47)	(129,462)	—
Proceeds from sale of equity securities	—	5,993	—
Other investment	—	(1,000)	—
Proceeds from sale of property and equipment	1,863	1,356	94

Net cash used in investing activities	(33,836)	(148,577)	(16,342)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(332,447)	(294,522)	(265,713)
Repurchases of common stock to satisfy employee withholding tax obligations	(87,107)	(1,092)	(2,299)
Distributions to non-controlling interest	(69,184)	(61,980)	(42,401)
Net (repayments) proceeds under revolving credit agreement	(32,600)	89,000	(155,700)
Net repayments of finance lease liabilities	(3,042)	(2,040)	(1,441)
Payment of fees related to revolving credit agreement	—	(22)	(196)
Proceeds from non-controlling interest for investment in TEC Distribution LLC	—	21,040	—
Net proceeds from issuances of common stock	20,422	21,014	19,257

Net cash used in financing activities	(503,958)	(228,602)	(448,493)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,933)	(186)	2,069

Net increase (decrease) in cash and cash equivalents	29,237	(27,799)	71,613
Cash and cash equivalents at beginning of year	118,268	146,067	74,454

Cash and cash equivalents at end of year	$147,505	$118,268	$146,067

Supplemental cash flow information (Note 2 1 )
See

accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2022, we operated from 673 locations in 42 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
Impact of the
COVID-19
Pandemic and Economic and Marketplace Dynamics
Since
COVID-19
was declared a pandemic in March 2020, it has had widespread impacts on global financial markets and business practices. Although we learned to navigate
COVID-19
while maintaining our operations in all material respects, the pandemic impacted our operations, and the operations of our customers and suppliers, throughout 2020 and into 2021. As the effects of the pandemic have continued to lessen with the normalization of living with
COVID-19
following the increase in accessibility to
COVID-19
vaccines and antiviral treatments, the impact of the pandemic on our business has been more reflective of greater economic and marketplace dynamics, which include inflation, supply chain disruptions, and labor shortages, rather than pandemic-related issues, such as quarantines, location closures, mandated restrictions, employee illnesses, and travel restrictions. The extent to which these macro-economic and marketplace dynamics impact our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, therefore, we cannot reasonably estimate the future impact of such dynamics at this time.
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
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Significant estimates include valuation reserves for accounts receivable, net realizable value adjustments to inventories, income taxes, reserves related to loss contingencies and the valuation of goodwill, indefinite-lived intangible assets, and long-lived assets. While we believe that these estimates are reasonable, actual results could differ from such estimates.

Cash Equivalents
All highly liquid instruments purchased with original maturities of three months or less are considered to be cash equivalents.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2022 and 2021, the allowance for doubtful accounts totaled
$18,345 and $11,315, respectively.
Inventories
Inventories consist of air conditioning, heating and refrigeration equipment, and related parts and supplies and are valued at the lower of cost using the first-in, first-out and weighted-average cost basis methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving, and damaged inventories at their estimated net realizable value. Inventory policies are reviewed periodically, reflecting current risks, trends, and changes in industry conditions. A reserve for estimated inventory shrinkage is maintained to consider inventory shortages determined from cycle counts and physical inventories.
Vendor Rebates and Purchase Discounts
We have arrangements with several vendors that provide rebates payable to us when we achieve defined measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate rebates based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2022 and 2021, we had
$22,961 and $22,692,
respectively, of rebates recorded as a reduction of inventories. Substantially all vendor rebate receivables are collected within three months following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
We also have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventories until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income.
At December 31, 2022 and 2021, we had $19,158 and $17,893,

respectively, of cash discounts recorded as a reduction of inventories.
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
(“ROU”) assets, current portion of long-term obligations, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered significant to our consolidated balance sheets or consolidated statements of income
. Finance lease ROU assets at December 31, 2022 and 2021, of $14,480 and $11,489, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2022 and 2021, of $14,865 and $11,762, respectively, are included in current portion of long-term obligations and finance lease liabilities, net of current portion in our consolidated balance sheets.

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
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition of a business exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2023, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
Intangible assets primarily consist of the value of trade names and trademarks, distributor agreements, customer relationships, and patented and unpatented technology. Indefinite lived intangibles not subject to amortization are assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate they may be impaired, by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Finite lived intangible assets are amortized using the straight-line method over their respective estimated useful lives.
We perform our impairment tests annually and have determined there was no
 impairment for any of the periods presented. There were no events or circumstances identified from the date of our assessment that would require an update to our annual impairment tests.
Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared to the asset’s carrying value. As of December 31, 2022, there were no such events or circumstances.
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
Revenue Recognition
Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment, and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products. The performance obligation under such contracts is satisfied when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than
1% of our consolidated revenues for all
periods presented
.
Revenue is recognized when control transfers to our customers when products are picked up, or via shipment of products or delivery of services. We measure revenue as the amount of consideration we expect to be entitled to receive in exchange for those goods or services, net of any variable considerations (e.g., rights to return product, sales incentives, others) and any taxes collected from customers and subsequently remitted to governmental authorities. Revenue for shipping and handling charges is recognized when products are delivered to the customer.
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2022 and 2021 of $21,023 and $16,707, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
Sales Incentives
We estimate sales incentives expected to be paid over the terms of the programs based on the most likely amounts. Sales incentives are accounted for as a reduction in the transaction price and are generally paid on an annual basis.
Practical Expedients
We generally expense sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2022, 2021, and 2020, were
$25,884, $21,552, and $12,588, respectively.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2022, 2021 and 2020, were
 $86,620, $70,453, and $55,019,
respectively.
Share-Based Compensation
The fair value of stock option and restricted stock awards are expensed net of estimated forfeitures on a straight-line basis over the vesting period of the awards. Share-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of income. Tax benefits resulting from tax deductions in excess of share-based compensation expense are recognized in our provision for income taxes in our consolidated statements of income.

Income Taxes
We record U.S. federal, state and foreign income taxes currently payable, as well as deferred taxes due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities reflect the temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We and our eligible subsidiaries file a consolidated U.S. federal income tax return. As income tax returns are generally not filed until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that calendar year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating loss carryforwards, and valuation allowances required for tax assets that may not be realizable in the future.
We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.
Earnings per Share
We compute earnings per share using the
two-class
method. The
two-class
method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our unvested restricted stock are considered participating securities because these awards contain a non-forfeitable
right to dividends irrespective of whether the awards ultimately vest. Under the two-class
method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common and Class B common stock outstanding for the period. In applying the two-class
method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.
Diluted earnings per share reflects the dilutive effect of potential common shares from stock options. The dilutive effect of outstanding stock options is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, would be used to purchase common stock at the average market price for the period. The assumed proceeds include the purchase price the optionee pays, the windfall tax benefit that we receive upon assumed exercise, and the unrecognized compensation expense at the end of each period.
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
Cash Flow Hedge.
A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is considered a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in other comprehensive (loss) income and reclassified to earnings as a component of cost of sales in the period for which the hedged transaction affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Fair Value Hedge.
A
hedge of a recognized asset or liability or an unrecognized firm commitment is considered a fair value hedge. Fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings.
See Note 1
6
for additional information pertaining to derivative instruments.
Loss Contingencies
Accruals are recorded for various contingencies including self-insurance, legal proceedings, environmental matters, and other claims that arise in the normal course of business. The estimation process contains uncertainty because accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of external legal counsel and actuarially determined estimates. Additionally, we record receivables from third party insurers when recovery has been determined to be probable
.
2. LEASES
The components of operating lease expense were as follows:

Years Ended December 31,	2022	2021	2020

Lease cost	$101,578	$90,742	$82,543
Short-term lease cost	10,226	9,598	6,317
Variable lease cost	1,840	1,868	942
Sublease income	(373)	(332)	(228)

	$113,271	$101,876	$89,574

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2022	2021

ROU assets	$317,314	$268,528

Current portion of operating lease liabilities	$87,120	$81,928
Operating lease liabilities	232,144	187,024

Total operating lease liabilities	$319,264	$268,952

Weighted Average Remaining Lease Term (in years)	4.8 years	4.4 years
Weighted Average Discount Rate	3.85%	3.29%
Supplemental cash flow information related to operating le
ases we
re as follows:

Years Ended December 31,	2022	2021	2020

Operating cash flows for the measurement of operating lease liabilities	$100,092	$91,063	$80,921
Operating lease ROU assets obtained in exchange for operating lease obligations	$140,704	$141,198	$59,093

At December 31, 2022, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2023	$97,727
2024	76,563
2025	59,363
2026	44,035
2027	25,273
Thereafter	50,491

Total lease payments	353,452
Less imputed interest	34,188

Total lease liability	$319,264

At December 31, 2022, we had additional operating leases, primarily for real property, that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $19,200. These operating leases are expected to commence in 2023 with lea
se terms of
4-8
years. These undiscounted amounts are not included in the table above.
3. REVENUES
Disaggregation of Revenue
s
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2022	2021	2020

Primary Geographical Regions:
United States	$6,578,897	$5,636,929	$4,535,262
Canada	389,119	386,780	301,727
Latin America and the Caribbean	306,328	256,483	217,939

	$7,274,344	$6,280,192	$5,054,928

Major Product Lines:
HVAC equipment	68%	69%	69%
Other HVAC products	28%	28%	28%
Commercial refrigeration products	4%	3%	3%

	100%	100%	100%

4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2022	2021	2020

Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$601,167	$418,945	$269,579
Less: distributed and undistributed earnings allocated to restricted common stock	51,365	37,273	23,140

Earnings allocated to Watsco, Inc. shareholders	$549,802	$381,672	$246,439

Weighted-average common shares outstanding - Basic	35,564,203	35,244,230	35,069,516

Basic earnings per share for Common and Class B common stock	$15.46	$10.83	$7.03

Allocation of earnings for Basic:
Common stock	$499,792	$353,873	$228,361
Class B common stock	50,010	27,799	18,078

	$549,802	$381,672	$246,439

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$601,167	$418,945	$269,579
Less: distributed and undistributed earnings allocated to restricted common stock	51,294	37,222	23,140

Earnings allocated to Watsco, Inc. shareholders	$549,873	$381,723	$246,439

Weighted-average common shares outstanding - Basic	35,564,203	35,244,230	35,069,516
Effect of dilutive stock options	119,431	179,608	81,055

Weighted-average common shares outstanding - Diluted	35,683,634	35,423,838	35,150,571

Diluted earnings per share for Common and Class B common stock	$15.41	$10.78	$7.01

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2022,
2021
, and 2020, our outstanding Class B common stock was convertible into 3,234,939, 2,566,990, and 2,572,536 shares of our Common stock, respectively.
Diluted earnings per share excluded 190,462, 40,529, and 19,722 shares for the years ended December 31, 2022, 2021, and 2020, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

5. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive
(loss)
income consists of the foreign currency translation adjustment associated with our Canadian operations’ use of
the Canadian dollar as their functional currency and changes in the unrealized gains on cash flow hedging instruments.
The tax effects allocated to each component of other comprehensive
(loss)
income were as follows:

Years Ended December 31,	2022	2021	2020

Foreign currency translation adjustment	$(20,305)	$936	$6,272

Unrealized gain on cash flow hedging instruments	—	97	1,205
Income tax expense	—	(27)	(325)
Unrealized gain on cash flow hedging instruments, net of tax	—	70	880

Reclassification of loss (gain) on cash flow hedging instruments into earnings	—	305	(574)
Income tax (benefit) expense	—	(86)	156
Reclassification of loss (gain) on cash flow hedging instruments into earnings, net of tax	—	219	(418)

Other comprehensive (loss) income	$(20,305)	$1,225	$6,734

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2022	2021	2020

Foreign currency translation adjustment:
Beginning balance	$(34,176)	$(34,694)	$(38,599)
Current period other comprehensive (loss) income	(13,534)	518	3,905

Ending balance	(47,710)	(34,176)	(34,694)

Cash flow hedging instruments:
Beginning balance	—	(173)	(451)
Current period other comprehensive income	—	43	528
Reclassification adjustment	—	130	(250)
Ending balance	—	—	(173)

Accumulated other comprehensive loss, net of tax	$(47,710)	$(34,176)	$(34,867)

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 84%, 83%, and 85% of all purchases made in 2022, 2021, and 2020, respectively. Our largest supplier, Carrier and its affiliates, accounted for 60%, 61%, and 63% of all purchases made in 2022, 2021, and 2020, respectively. See Note 1
9
. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially impact our consolidated results of operations and consolidated financial position.
At December 31, 2022, $92,402
was recorded as a reduction of inventories related to pricing claim advances, of which
$69,814 was provided by Carrier and its affiliates. At December 31, 2021, $78,454 was recorded related to pricing claim advances, of which
$59,644 was provided by Carrier and its affiliates.

7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2022	2021
Land	$676	$676
Buildings and improvements	93,033	85,857
Machinery, vehicles, and equipment	120,811	108,110
Computer hardware and software	83,354	68,762
Furniture and fixtures	24,029	21,404

	321,903	284,809
Accumulated depreciation and amortization	(196,479)	(173,790)

	$125,424	$111,019

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2022, 2021, and 2020, were $26,974, $22,566, and $19,963, respectively.
8. DEBT
We maintain an unsecured, $560,000
syndicated multicurrency revolving credit agreement, which we use to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to
$460,000 at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction in 2022. Included in the credit facility are a $100,000 swingline subfacility, a $10,000 letter of credit subfacility, a $75,000 alternative currency borrowing sublimit and an $8,000 Mexican borrowing sublimit.
The revolving credit agreement
matures on December 5, 2023, and accordingly, borrowings outstanding under the revolving

credit agreement are classified as current liabilities in our consolidated balance sheet at December 31, 2022. We believe that we will refinance the revolving

credit agreement at or prior to its maturity on similar terms and subject to similar conditions.
Borrowings
under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 150.0 basis-points (LIBOR plus 87.5 basis-points at December 31, 2022), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or the Eurocurrency Rate plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2022), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 7.5 to 20.0 basis-points (7.5 basis-points at December 31, 2022). During 2021, we paid fees of $22 in connection with the increase in the aggregate borrowing capacity of our revolving credit agreement, which are being amortized ratably through the maturity of the facility in December 2023.
At December 31, 2022 and December 31, 2021, $56,400 and $89,000, respectively, were outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2022.

9. INCOME TAXES
The components of income tax expense from our wholly owned operations and investments and our controlling interest in CIAC and joint ventures with Carrier are as follows:

Years Ended December 31,	2022	2021	2020
Current:
U.S. Federal	$71,475	$91,162	$58,895
State	27,202	20,703	12,909
Foreign	13,574	10,993	4,779

	112,251	122,858	76,583

Deferred:
U.S. Federal	10,766	6,434	218
State	3,695	1,374	21
Foreign	(995)	(1,869)	(199)

	13,466	5,939	40

Income tax expense	$125,717	$128,797	$76,623

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to CIAC and our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of th
e
 effective income tax rate:

Years Ended December 31,	2022	2021	2020
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit and other	4.6	3.5	3.3
Excess tax benefits from share-based compensation	(8.6)	(1.7)	(2.1)
Tax effects on foreign income	0.3	0.4	0.3
FDII	(0.1)	(0.1)	—
Change in valuation allowance	0.4	0.8	—
Tax credits and other	(0.4)	(0.5)	(0.5)

Effective income tax rate attributable to Watsco, Inc.	17.2	23.4	22.0
Taxes attributable to non-controlling interest	(2.0)	(2.9)	(2.8)

Effective income tax rate	15.2%	20.5%	19.2%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2022	2021
Deferred tax assets:
Share-based compensation	$27,037	$30,854
Capitalized inventory costs and adjustments	4,366	3,449
Allowance for doubtful accounts	3,326	1,328
Self-insurance reserves	1,975	1,027
Other	8,711	6,081
Net operating loss carryforwards	3,899	3,959

	49,314	46,698
Valuation allowance	(8,171)	(5,107)

Total deferred tax assets	41,143	41,591

Deferred tax liabilities:
Deductible goodwil l	(88,316)	(82,704)
Depreciation	(23,806)	(18,744)
Unremitted earnings of domestic affiliate s	(6,618)	(5,175)
Other	(3,761)	(3,619)

Total deferred tax liabilities	(122,501)	(110,242)

Net deferred tax liabilities (1)	$(81,358)	$(68,651)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.
Provisions of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) such as the one-time repatriation transition tax and the global intangible low-taxed income (“GILTI”)
for years beginning in 2018, effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes and eliminated any additional U.S. taxation resulting from repatriation of earnings on non-US
subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to provide for the tax expense related to GILTI in the year the tax was incurred as a period expense. As of December 31, 2022, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately
$148,000. Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2022 is not practicable to estimate.
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
On August 16, 2022, the Inflation Reduction Act (the “IRA”) was enacted, which introduces a new 15% corporate minimum tax based on adjusted financial statement income and a 1% excise tax on stock repurchases, effective January 1, 2023, and provisions intended to mitigate climate change, including tax credit incentives for investments that reduce greenhouse gas emissions. Based on our current analysis of the provisions, this legislation will not have a material impact on our consolidated financial statements.
Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. The valuation allowance was $
8,171
and $
5,107
at December 31, 2022 and 2021, respectively. The increase was primarily attributable to the impact on U.S deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m).

At December 31, 2022, there were state net operating loss carryforwards of $165,951, some of
which expire in 2026
, with the majority having an indefinite carryforward period.
 At December 31, 2022, there were foreign net operating loss carryforwards of $14,916, which expire in varying amounts from 2036 through 2042. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2022.

We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are currently under examination by the Internal Revenue Service for the 2019 tax year. We are no longer subject to U.S. federal tax examinations for tax years prior to 2019. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2018. In addition, we are no longer subject to U.S. Virgin Islands federal tax examinations for tax years prior to 2015.
At December 31, 2022 and 2021, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $7,752 and $6,727, respectively. Of these totals, $6,457 and $5,636, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our policy
is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. At December 31, 2022 and 2021, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $1,343 and $1,211, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2019	$5,367
Additions based on tax positions related to the current year	1,911
Reductions due to lapse of applicable statute of limitations	(773)

Balance at December 31, 2020	6,505
Additions based on tax positions related to the current year	1,143
Reductions due to lapse of applicable statute of limitations	(921)

Balance at December 31, 2021	6,727
Additions based on tax positions related to the current year	1,867
Reductions due to lapse of applicable statute of limitations	(842)

Balance at December 31, 2022	$7,752

10. SHARE-BASED COMPENSATION AND BENEFIT PLANS
Share-Based Compensation Plans
We have two share-based compensation plans for employees. The 2021 Incentive Compensation Plan (the “2021 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as restricted stock, non-qualified stock options, incentive stock options, performance awards, dividend equivalents, and stock appreciation rights at no less than
100%
of the market price on the date the award is granted. To date, awards under the 2021 Plan consist of non-qualified stock options and restricted stock.
Under the 2021 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,500,000, plus (ii) 7,327 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the Watsco, Inc. 2014 Incentive Compensation Plan (the “2014 Plan”) on the date on which our shareholders approved the 2021 Plan, plus (iii) shares underlying currently outstanding awards issued under the 2014 Plan, which shares become reissuable under the 2021 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of
4,361 shares of Common and Class B common stock, net of cancellations, had been awarded under the 2021 Plan as of December 31, 2022. As of December 31, 2022, 2,502,966 shares of common stock were reserved for future grants under the 2021 Plan. Options under the 2021 Plan vest over two to four years of service and have contractual terms of five years.
Awards of restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age
62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

The 2014 Plan expired in 2021; therefore, no additional options may be granted. There were
 361,075 options to exercise common stock outstanding under the 2014 Plan at December 31, 2022. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2021 Plan and the 2014 Plan as of and for the year ended December 31, 2022:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2021	602,488	$205.30
Granted	104,500	274.38
Exercised	(113,230)	166.08
Forfeited	(24,467)	242.32
Expired	(9,666)	176.80

Options outstanding at December 31, 2022	559,625	$225.01	2.74	$20,555

Options exercisable at December 31, 2022	130,213	$174.30	1.50	$9,930

The following is a summary of restricted stock activity as of and for the year ended December 31, 2022:

	Shares	Weighted- Average Grant Date Fair Value
Restricted stock outstanding at December 31, 2021	3,459,661	$83.94
Granted	143,059	290.55
Vested	(1,000,459)	37.66
Forfeited	(13,000)	207.83

Restricted stock outstanding at December 31, 2022	2,589,261	$112.53

The weighted-average grant date fair value of restricted stock granted during 2022, 2021, and 2020 was $290.55, $254.73, and $193.89, respectively. The fair value of restricted stock that vested during 2022, 2021, and 2020 was $271,781, $3,646, and $7,354, respectively.
Duri
ng 2022, 320,468 shares of Class B common stock
, which include the 311,408 surrendered shares referenced
below
,
with an aggregate fair market value of $87,049 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2021, 3,858 shares of Class B common stock with an aggregate fair market value of $1,078 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2020, 11,693 shares of Common and Class B common stock with an aggregate fair market value of $2,299 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.
Vesting of Restricted Stock Held by our CEO
On October 15, 2022, 975,622 shares of Class B restricted stock previously granted to our CEO during the period from 1997 to 2011 under various performance-based incentive plans vested. The vested shares had a value of $265,106 based on the closing price of our Class B common stock as of that date, which is deductible in our 2022 income tax return. The vesting of shares provided a cash benefit of approximately $67,000 in 2022 and reduced our provision for income taxes in 2022 by approximately $49,000. This vested value constitutes taxable compensation to our CEO for income tax purposes and was subject to statutory withholding. Upon vesting, we funded $104,319 in statutory withholding, which, in turn, was satisfied by the CEO through a cash payment to us of $19,700 and by the surrendering of 311,408 shares of Class B common stock. Accordingly, 664,214 shares of Class B common stock were retained by the CEO, and we retired the surrendered shares.
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
The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2022	2021	2020
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	3.04%	0.79%	0.26%
Expected volatility	23.10%	21.85%	20.89%
Expected dividend yield	2.84%	2.97%	3.69%
Grant date fair value	$46.60	$34.79	$20.76
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2022, 2021, and 2020 was $13,046, $16,903, and $8,753, respectively. Cash received from the exercise of stock options during 2022, 2021, and 2020 was $18,425, $19,338, and $17,608, respectively. The tax benefit from stock option exercises during 2022, 2021, and 2020 was $2,658, $3,595, and $1,586, respectively. During 2022, 2021, and 2020, 1,592 shares of Common stock with an aggregate fair market value of $438, 4,040 shares of Common stock with an aggregate fair market value of $1,179 and 11,455 shares of Common stock with an aggregate fair market value of $2,343, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.
Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2022	2021	2020
Stock options	$3,856	$2,908	$2,447
Restricted stock	24,965	22,457	19,682

Share-based compensation expense	$28,821	$25,365	$22,129

At December 31, 2022, there was $8,390 of unrecognized
pre-tax
compensation expense related to stock options granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of approximately 1.9 years. The total fair value of stock options that vested during 2022, 2021, and 2020 was $2,721, $2,621, and $2,177, respectively.
At December 31, 2022, there was $193,089 of unrecognized
pre-tax
compensation expense related to restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.7 years. Of this amount, approximately $54,000 is related to awards granted to our CEO, of which approximately $21,000, $24,000, and $9,000 vest in approximately 4, 6, and 7 years upon his attainment of age 86, 88, and 89, respectively, and approximately $40,000 is related to awards granted to our President, of which approximately $39,000 and $1,000 vest in approximately 21 and 23 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2022, we were obligated to issue 39,602 shares of restricted stock to our CEO that vest in 7 years, 38,930 shares of restricted stock to our President that vest in 21 years, and an estimated 15,000 shares of restricted stock to various key leaders that vest in
5-13
years in connection with 2022’s performance-based incentive compensation program.
 On February 7, 2023, our President received a short-term incentive of $200,000 payable in 632 shares of Class B common stock in connection with his 2022 performance-based incentive program.
Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2022, 2021, and 2020, employees purchased 4,101, 3,501, and 5,121 shares of Common stock at an average price of $262.57, $239.11, and $171.89 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 3,365, 2,962, and 3,964 additional shares during 2022, 2021, and 2020, respectively. We received net proceeds of $1,997, $1,676, and $1,649, respectively, during 2022, 2021, and 2020, for shares of our Common stock purchased under the ESPP. At December 31, 2022, 443,479 shares remained available for purchase under the ESPP.

401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2022, 2021, and 2020, we issued 21,560, 22,752, and 25,216 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $6,746, $5,154
,
and $4,543, respectively.
11. INVESTMENT IN UNCONSOLIDATED ENTITY
Our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, has a 38.1% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor operating from 35 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders, consisting of five family siblings, their children, and affiliates related to them. Pursuant to the Shareholders’ Agreement, RSI’s shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.1% investment held in RSI. RSI’s shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from RSI’s shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 38.1% equity interest in RSI and its right to appoint two out of RSI’s six board members, this investment in RSI is accounted for under the equity method.
1
2
. ACQUISITIONS
Makdad Industrial Supply Co., Inc.
On August 20, 2021, one of our wholly owned subsidiaries acquired Makdad Industrial Supply Co., Inc. (“MIS”), a distributor of air conditioning and heating products operating from six locations in Pennsylvania. Consideration for the purchase consisted of $3,164 in cash and the issuance of 3,627 shares of Common stock having a fair value of $997, net of cash acquired of $204. The purchase price resulted in the recognition of $1,041 in goodwill and intangibles. The fair value of the identified intangible assets was $596 and consisted of $423 in trade names and distribution rights, and $173 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Acme Refrigeration of Baton Rouge LLC
On May 7, 2021, we acquired certain assets and assumed certain liabilities of Acme Refrigeration of Baton Rouge LLC (“ACME”), a distributor of air conditioning, heating, and refrigeration products, operating from 18 locations in Louisiana and Mississippi, for $22,855 less certain average revolving indebtedness. We formed a new, wholly owned subsidiary, Acme Refrigeration LLC, which operates this business. Consideration for the purchase consisted of $18,051 in cash, 8,492 shares of Common stock having a fair value of $2,551, and $3,141 for repayment of indebtedness, net of cash acquired of $1,340. The purchase price resulted in the recognition of $3,710 in goodwill and intangibles. The fair value of the identified intangible assets was $2,124 and consisted of $1,508 in trade names and distribution rights, and $616 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Temperature Equipment Corporation
On April 9, 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, an HVAC distributor operating from 32 locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri
,
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

The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of these acquisitions was not deemed significant to the consolidated financial statements.
1
3
. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2020	$412,486
Acquired goodwill	21,291
Foreign currency translation adjustment	242

Balance at December 31, 2021	434,019
Acquired goodwill	60
Allocation to intangible assets related to 2021 acquisition	(596)
Foreign currency translation adjustment	(2,772)

Balance at December 31, 2022	$430,711

Intangible assets are comprised of the
following:

December 31,	Estimated Useful Lives	2022	2021
Indefinite lived intangible assets—Trade names, trademarks, and distribution rights		$154,086	$158,389
Finite lived intangible assets:
Customer relationships	7-18 years	83,943	86,526
Patented and unpatented technology	7 years	1,611	1,721
Trade name	10 years	1,150	1,150
Accumulated amortization		(65,599)	(60,890)

Finite lived intangible assets, net		21,105	28,507

		$175,191	$186,896

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2022, 2021, and 2020, were $4,709, $5,561, and $5,945, respectively.

Based on the finite lived intangible assets recorded at December 31, 2022, annual amortization for the next five years is expected to approximate the following:

2023	$3,200
2024	$3,000
2025	$3,000
2026	$2,800
2027	$1,500
1
4
. SHAREHOLDERS’ EQUITY
Common Stock
Common stock and Class B common stock share equally in earnings and are identical in most other respects except: (i) Common stock is entitled to one vote on most matters and each share of Class B common stock is entitled to ten votes; (ii) shareholders of Common stock are entitled to elect 25%
of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common stock without paying a cash dividend on Class B common stock and no cash dividend may be paid on Class B common stock unless at least an equal cash dividend is paid on Common stock; and (iv) Class B common stock is convertible at any time into Common stock on a one-for-one basis at the option of the shareholder.
Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. W
e had
no
preferred stock outstanding at December 31, 2022 or 2021.
At-the-Market
Offering Program
On February 25, 2022, we entered into an amended and restated sales agreement with Robert W. Baird & Co. Inc. and Goldman Sachs & Co. LLC, which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to
$300,000
(the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-260758). As of December 31, 2022, no shares of Common stock had been sold under the ATM Program.
Stock Repurchase Plan
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No s hares

were repurchased during 2022, 2021 or 2020. We last repurchased shares under this plan during 2
008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2022, there were 1,129,087 shares remaining authorized for repurchase under the program. The IRA includes, among other provisions, a 1% excise tax on corporate stock repurchases in tax years beginning after December 31, 2022. In consideration of any further stock repurchases under our repurchase program, we intend to evaluate the impact of the IRA’s 1% excise tax on stock repurchases in tax years beginning after December 31, 2022.
Common Stock Released from Escrow
On August 23, 2018 we issued 23,230 shares of Common stock into escrow as contingent consideration in connection with the acquisition of Alert Labs, Inc. The shares were subject to certain performance metrics within a three-year measurement period. On November 12, 2021, the shares, and related cash dividends paid during the three-year period, were released to us from escrow as the performance metrics were not met. These shares were retired upon delivery.

1
5
. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, and borrowings under our revolving credit agreement. At December 31, 2022 and 2021, the fair values of cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.
The fair values of variable rate borrowings under our revolving credit agreement also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At both December 31, 2022 and 2021, we were contingently liable under a standby letter of credit for
$150
, which was required by a lease for real property. Additionally, at December 31, 2022 and 2021, we were contingently liable under various performance bonds aggregating approximately
$13,700 and $7,900,
respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business.
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
Cash Flow Hedging Instruments
We
enter into foreign currency forward contracts that are designated as cash flow hedges. The settlement of these derivatives results in reclassifications from accumulated other comprehensive loss to earnings for the period in which the settlement of these instruments occurs. The maximum period for which we hedge our cash flow using these instruments is
12
months. At December 31, 2022, no foreign currency forward contracts were designated as cash flow hedges.
The impact from foreign exchange derivative instruments designated as cash flow hedges was as follows:

Years Ended December 31,	2022	2021
Gain recorded in accumulated other comprehensive loss	$—	$97
Loss reclassified from accumulated other comprehensive loss into earnings	$—	$305
Derivatives Not Designated as Hedging Instruments
We have also entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. We had only one foreign currency exchange contract not designated as a hedging instrument at December 31, 2022, the total notional value of which was $3,300
. Such contract expired in
 January 2023.
We recognized losses of $917, $237, and $490 from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2022, 2021, and 2020, respectively.
The following table summarizes the fair value of derivative instruments, which consist solely of foreign exchange contracts, included in accrued expenses and other current liabilities in our consolidated balance sheets. See Note 1
7
.

	Asset Derivatives		Liability Derivatives
December 31,	2022	2021	2022	2021
Derivatives designated as hedging instruments	$—	$—	$—	$—
Derivatives not designated as hedging instruments	—	—	—	5

Total derivative instruments	$—	$—	$—	$5

17. FAIR VALUE MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

	Balance Sheet Location	Total	Fair Value Measurements at December 31, 2022 Using
			Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$678	$678	—	—
Private equities	Other assets	$1,000	—	—	$1,000

	Balance Sheet Location	Total	Fair Value Measurements at December 31, 2021 Using
			Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$1,790	$1,790	—	—
Private equities	Other assets	$1,000	—	—	$1,000
Liabilities:
Derivative financial instruments	Accrued expenses and other current liabilities	$5	—	$5	—
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
18. COMMITMENTS AND CONTINGENCIES
Litigation, Claims, and Assessments
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
Self-Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of
$12,256 and $7,253 at December 31, 2022 and 2021, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity
As of December 31, 2022, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. At December 31, 2022, the maximum exposure to loss related to our involvement with this entity is limited to approximately
$6,700 and we have a cash deposit of approximately $3,000 with them as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2022, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2022, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $69,000, of which approximately $56,000 is with Carrier and its affiliates.
1
9
. RELATED PARTY TRANSACTIONS
Purchases from Carrier and its affiliates comprised 60%, 61%, and 63% of all inventory purchases made during 2022, 2021
,
and 2020, respectively. At December 31, 2022 and 2021, approximately $88,000 and $90,000, respectively, was payable to Carrier and its affiliates, net of receivables. We also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2022, 2021
,
and 2020 included approximately $97,000, $108,000, and $103,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2022, 2021
,
and 2020, fees for services performed were $186, $225, and $156, respectively, and $1 and $34 was payable at December 31, 2022 and 2021, respectively.
20
. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada
,
and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2022	2021	2020
Revenues:
United States	$6,578,897	$5,636,929	$4,535,262
Canada	389,119	386,780	301,727
Latin America and the Caribbean	306,328	256,483	217,939

Total revenues	$7,274,344	$6,280,192	$5,054,928

December 31,	2022	2021
Long-Lived Assets:
United States	$1,009,188	$931,170
Canada	164,284	175,864
Latin America and the Caribbean	16,003	17,427

Total long-lived assets	$1,189,475	$1,124,461

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, property and equipment, and our investment in an unconsolidated entity.

2
1
. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information was as follows:

Years Ended December 31,	2022	2021	2020
Interest paid	$3,505	$913	$1,844
Income taxes net of refunds	$105,736	$124,984	$70,889
Common stock issued for MIS	—	$997	—
Common stock issued for ACME	—	$2,551	—
Common stock issued for N&S	—	—	$(161)