Form 10-K, Exhibit 13
period 2023-12-31
WATSCO INC
filed 2024-02-23
CIK 105016

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
This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the year ended December 31, 2023. This discussion should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form
10-K
for the year ended December 31, 2023.

Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” the “Company,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2023, we operated from 690 locations in 42 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
2
e Emissions
We believe that our business plays an important and significant role in the drive to lower CO
2
e emissions. According to the United States Department of Energy, heating and air conditioning accounts for roughly half of household energy consumption in the United States. As such, replacing older, less efficient HVAC systems with higher efficiency systems is one of the most meaningful steps homeowners can take to reduce their electricity costs and carbon footprints.
The overwhelming majority of new HVAC systems that we sell replace systems that likely operate below current minimum efficiency standards in the United States and may use more harmful refrigerants that have been, or are being, phased-out. As
consumers replace HVAC systems with new, higher-efficiency systems, homeowners will consume less energy, save costs, and reduce their carbon footprints.
The sale of high-efficiency systems has long been a focus of ours, and we have invested in tools and technology intended to capture an increasingly richer sales mix over time. In addition, regulatory mandates will likely periodically increase the required minimum Seasonal Energy Efficiency Ratio rating, referred to as SEER, thus providing a catalyst for greater sales of higher-efficiency systems. Recently enacted regulations increased the current minimum SEER beginning in 2023 (generally, to 14 SEER from 13 SEER in the Northern U.S. and to 15 SEER from 14 SEER for the Southern U.S.).
In addition, the American Innovation and Manufacturing Act of 2020 gave the U.S. Environmental Protection Agency regulatory authority to address hydrofluorocarbon (“HFC”) refrigerants. HFCs were developed to replace certain refrigerants, such as chlorofluorocarbons and hydrochlorofluorocarbons that were harmful to the ozone layer, but are considered potent greenhouse gases as a result of their global warming potential. As a result, regulations are in effect that mandate a 30% phase down of HFC refrigerants currently used in older HVAC systems along with the introduction of new HVAC systems in 2024 that contain more environmentally friendly refrigerants.
We offer a broad variety of systems that operate above the minimum SEER standards, ranging from base-level efficiency to systems that exceed 20 SEER. Based on estimates validated by independent sources, we averted an estimated 19.2 million metric tons of CO
2
e emissions from January 1, 2020 to December 31, 2023 through the sale of replacement residential HVAC systems at higher-efficiency standards.
Federal Tax Credits and State Incentives
Demand for higher-efficiency products, such as variable-speed systems and heat pumps, is expected to increase due to the passage of the U.S. Inflation Reduction Act of 2022 (the “IRA”) in August 2022. This legislation is intended, in part, to promote the replacement of existing systems in favor of high-efficiency heat pump systems that reduce greenhouse gas emissions, as compared to older systems, and thereby combat climate change. Programs under the IRA include enhanced tax credits for homeowners who install qualifying HVAC equipment and tax deductions for owners of commercial buildings that are upgraded to achieve defined energy savings. The IRA also sets aside $4.3 billion for state-administered consumer rebate programs designed to promote energy savings for low and medium-income households, including HVAC systems. Further details, including qualifying products, specific programs, states participating, and other regulatory requirements contemplated by the IRA are still being finalized.

Economic and Marketplace Dynamics
The global economic recovery from the
COVID-19
pandemic has included challenges such as inflationary pressure and supply chain disruptions. Certain of our manufacturers and suppliers experienced some level of supply chain disruptions caused by reduced component availability, labor shortages, transportation delays, and other logistical challenges, resulting in longer lead times and constrained availability of some HVAC/R products. These challenges were exacerbated by the regulatory transition to higher SEER products that became effective on January 1, 2023. Revenues for 2023 reflected temporary production and availability delays by one of our primary OEM partners that persisted through the third quarter of 2023. We estimate that revenues were negatively impacted by approximately 2% for 2023 due to constrained availability of inventory. We believe our OEMs are working to improve their supply chains and product availability in order to help us meet our customers’ needs.
We cannot estimate the future impact of supply chain disruptions, but we continue to take proactive steps to limit the impact of these disruptions and are working closely with our suppliers to ensure the availability of products. Also, we continue to actively monitor the situation and may take further actions that alter our business.
Joint Ventures with Carrier Global Corporation
In 2009, we formed a joint venture with Carrier Global Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed company-owned locations in the Sun Belt states and Puerto Rico, and its export division in Miami, Florida, and we contributed certain locations that distributed Carrier products. We have an 80% controlling interest in Carrier Enterprise I, and Carrier has a 20%
non-controlling
interest. In 2019, Carrier Enterprise I acquired substantially all of the HVAC assets and assumed certain of the liabilities of Peirce-Phelps, Inc., an HVAC distributor operating in Pennsylvania, New Jersey, and Delaware.
The export division, Carrier InterAmerica Corporation (“CIAC”), redomesticated from the U.S. Virgin Islands to Delaware in 2019, following which CIAC became a separate operating entity in which we have an 80% controlling interest and Carrier has a 20%
non-controlling
interest.
Carrier Enterprise I has a 38.4% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor operating from 34 locations in the Western U.S. RSI is Carrier’s second largest independent North American distributor and had sales of approximately $1.2 billion in 2023.
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
In 2012, we formed a third joint venture with Carrier, which we refer to as Carrier Enterprise III, to which Carrier contributed company-owned locations in Canada. We have a 60% controlling interest in Carrier Enterprise III, and Carrier has a 40%
non-controlling
interest.
In 2021, we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, one of Carrier’s independent distributors with locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri and Wisconsin. We formed a new joint venture with Carrier, TEC Distribution LLC (“TEC”), that owns and operates this business. We have an 80% controlling interest in TEC, and Carrier has a 20%
non-controlling
interest.
Critical Accounting Estimates
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
Allowance for Doubtful Accounts
An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make the required payments. We typically do not require our customers to provide collateral. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers several factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Our business and our customers’ businesses are seasonal. Sales are lowest during the first and fourth quarters, and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends, and changes in industry conditions.
The allowance for doubtful accounts was $21.5 million and $18.3 million at December 31, 2023 and 2022, respectively, an increase of $3.2 million, which was primarily due to a decline in the underlying quality of our accounts receivable portfolio at December 31, 2023. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2023 increased to 2.7% from 2.4% at December 31, 2022.
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
Inventories
Inventory adjustments are established to report inventories at the lower of cost using the weighted-average and the first-in,
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
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2024, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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

The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,337.3 million and $1,189.5 million at December 31, 2023 and 2022, respectively, an increase of $147.8 million, primarily related to our acquisition of Gateway Supply Company, Inc. (“GWS”) in September 2023 and higher renewal lease rates for our warehouse facilities. Although no impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
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
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $9.7 million and $12.3 million at December 31, 2023 and 2022, respectively, were established related to such insurance programs. The decrease in self-insurance reserves was primarily due to a decrease in the frequency of claims reported and the settlement of claims during 2023.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $10.5 million and $8.2 million was recorded at December 31, 2023 and 2022, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m). See Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K.
The valuation allowance is based on several factors including, but not limited to, estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
There were no new accounting standards made effective during 2023 that have significance, or potential significance, to our consolidated financial statements. Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for a discussion of recently issued accounting standards not yet adopted.

Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Revenues	100.0%	100.0%	100.0%
Cost of sales	72.6	72.1	73.4

Gross profit	27.4	27.9	26.6
Selling, general and administrative expenses	16.8	16.8	16.9
Other income	0.4	0.3	0.3

Operating income	10.9	11.4	10.0
Interest expense, net	0.1	0.0	0.0

Income before income taxes	10.8	11.4	10.0
Income taxes	2.1	1.7	2.1

Net income	8.7	9.7	7.9
Less: net income attributable to non-controlling interest	1.3	1.4	1.3

Net income attributable to Watsco, Inc.	7.4%	8.3%	6.7%

Note: Due to rounding, percentages may not total 100.
The following narratives reflect our acquisitions of GWS in September 2023, Capitol District Supply Co., Inc. (“Capitol”) in March 2023, Makdad Industrial Supply Co., Inc. (“MIS”) in August 2021, Acme Refrigeration of Baton Rouge LLC (“ACME”) in May 2021, and Temperature Equipment Corporation in April 2021.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2023 and 2022, three and eight locations, respectively, that we opened during the immediately preceding 12 months were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2023 and 2022:

Number of Locations
December 31, 2021	671
Opened	11
Closed	(9)

December 31, 2022	673
Opened	6
Acquired	19
Closed	(8)

December 31, 2023	690

Tax Benefit from Fourth Quarter 2022 Vesting of Restricted Stock
Our 2022 results reflect the vesting of 975,622 shares of Class B restricted stock previously granted to our Chief Executive Officer (“CEO”) during the period from 1997 to 2011. The vesting occurred on October 15, 2022 and provided a $49.0 million tax benefit and

$3.6 million in incremental selling, general and administrative expenses, primarily related to employment taxes. The net benefit to 2022 diluted earnings per share was $1.21. Due to the infrequent nature of this event, certain key performance metrics in 2022 are presented on an “adjusted basis” to exclude the impact. Please see
“Non-GAAP
Financial Measures” below.
2023 Compared to 2022
Revenues

	Years Ended December 31,
(in millions)	2023	2022	Change
Revenues	$7,283.8	$7,274.3	$9.5	0%

Revenues for 2023 were flat and included $70.8 million attributable to new locations acquired and $8.7 million from other locations opened during the preceding 12 months, offset by $7.5 million from locations closed.

	Years Ended December 31,
(in millions)	2023	2022	Change
Same-store sales	$7,204.2	$7,266.9	$(62.7)	(1)%
The following table presents our revenues, by major product lines and the related percentage change from the prior year:

	% of Sales		% Change
	2023	2022	2023	2022
HVAC equipment	69%	68%	0%	14%
Other HVAC products	27%	28%	(5)%	16%
Commercial refrigeration products	4%	4%	5%	24%
HVAC equipment sales reflect a 4% decrease in residential products, which is composed of unitary compressor-bearing systems, furnaces, and other indoor components, (4% decrease in U.S. markets and a 5% increase in international markets) and a 15% increase in sales of commercial HVAC equipment (13% increase in U.S. markets and a 22% increase in international markets). Domestic sales of unitary compressor-bearing systems declined 4%, reflecting an 11% decrease in units and an 8% increase in average selling price.
Gross Profit

	Years Ended December 31,
(in millions)	2023	2022	Change
Gross profit	$1,992.1	$2,030.3	$(38.2)	(2)%
Gross margin	27.4%	27.9%
Gross profit margin declined 50 basis-points primarily due to the impact of less beneficial pricing actions taken by our HVAC equipment suppliers in 2023 as compared to 2022.
Selling, General and Administrative Expenses

	Years Ended December 31,
(in millions)	2023	2022	Change
Selling, general and administrative expenses	$1,223.5	$1,221.4	$2.1	0%
Selling, general and administrative expenses as a percentage of revenues	16.8%	16.8%
Selling, general and administrative expenses for 2023 were flat. On a same-store basis, selling, general and administrative expenses decreased 1% as compared to 2022 and as a percentage of sales decreased to 16.7% versus 16.8% in 2022, primarily due to a decrease in variable expenses and improved operating efficiencies.
Other Income
Other income of $26.2 million and $22.7 million for 2023 and 2022, respectively, represented our share of the net income of RSI.
Operating Income

	Years Ended December 31,
(in millions)	2023	2022	Change
Operating income	$794.8	$831.6	$(36.8)	(4)%
Operating margin	10.9%	11.4%
On a same-store basis operating income decreased 5% and operating margin was 11.0% in 2023 as compared to 11.4% in 2022.

Interest Expense, Net
Interest expense, net for 2023 increased $2.8 million, or 127%, to $4.9 million, primarily as a result of a higher effective interest rate and an increase in average outstanding borrowings, in each case under our revolving credit facility, for the 2023 period as compared to 2022.
Income Taxes

	Years Ended December 31,
(in millions)	2023	2022	Change
Income taxes	$155.8	$125.7	$30.1	24%
Effective income tax rate	22.3%	17.2%
Income taxes represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The majority of the increase in the effective income tax rate was primarily due to the decrease in share-based compensation deduction in 2023 as compared to 2022. In 2022, the share-based compensation deduction was impacted by the vesting of 975,622 shares of Class B restricted stock on October 15, 2022, which provided a $49.0 million tax benefit that lowered our effective income tax rate. In 2023, the share-based compensation deduction was partially offset by the addition of a valuation allowance on the deferred tax asset related to share-based compensation. Lower state income taxes and higher federal and state tax credits partially reduced the 2023 effective tax rate as compared to 2022 adjusted for the impact of the vesting of restricted stock on October 15, 2022.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco in 2023 decreased $64.8 million, or 11%, to $536.3 million. The decrease was primarily driven by lower operating income and an increase in income taxes, partially offset by a decrease in the net income attributable to the non-controlling
interest and an increase in other income.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2022 for a discussion of results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.
Non-GAAP
Financial Measures
We disclose operating income, operating margin, and diluted earnings per share on an adjusted, non-GAAP
basis to exclude the impact caused by the vesting of restricted stock on October 15, 2022 as described above. We believe that these adjusted, non-GAAP
financial measures provide greater comparability regarding our ongoing operating performance. These measures should not be considered an alternative to measurements required by U.S. GAAP. Adjusted, non-GAAP
measures are useful to assist our investors in evaluating our ongoing operating performance for the current reporting period and, where provided, over different reporting periods. Adjusted, non-GAAP
measures should not be considered in isolation or as a substitute for income statement data prepared in accordance with GAAP and our presentation of adjusted, non-GAAP
measures may not be comparable to similarly-titled measures used by other companies.
The reconciliation of operating income, a GAAP measure, to operating income on an adjusted basis, a non-GAAP
measure is as follows:

	Years Ended December 31,
(in millions)	2023	2022
Operating income	$794.8	$831.6
Primarily employment taxes related to the vesting of restricted stock	—	3.6

Operating income on an adjusted basis	$794.8	$835.2

Operating margin	10.9%	11.4%

Operating margin on an adjusted basis	10.9%	11.5%

The reconciliation of diluted earnings per share for Common and Class B common stock, a GAAP measure, to diluted earnings per share for Common and Class B common stock on an adjusted basis, a non-GAAP
measure is as follows:

	Years Ended December 31,
	2023	2022
Diluted earnings per share for Common and Class B common stock	$13.67	$15.41
Primarily employment taxes related to the vesting of restricted stock	—	0.08
Tax related benefit from the vesting of restricted stock	—	(1.29)

Diluted earnings per share for Common and Class B common stock on an adjusted basis	$13.67	$14.20

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
As of December 31, 2023, we had $210.1 million of cash and cash equivalents, of which $187.0 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions.
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
Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on the Secured Overnight Financing Rate (“SOFR”), which is one of the base rates under our revolving credit agreement. SOFR has limited historical data and is a secured lending rate (whereas our revolving credit agreement is unsecured, and had primarily used LIBOR, an unsecured lending rate, as a base rate prior to the discontinuation of LIBOR in 2023), which could give rise to uncertainties and volatility in the benchmark rates. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs or reduced borrowing capacity under our revolving credit agreement.
Working Capital
Working capital increased to $1,679.9 million at December 31, 2023, which included 16 locations added by the acquisition of GWS in 2023 that added $38.5 million of working capital. Excluding these acquired locations, working capital increased 18% to $1,641.4 million at December 31, 2023 from $1,392.2 million at December 31, 2022 due to: (i) a reduction of accounts payable due to timing of payments; (ii) higher accounts receivable driven by a decrease in the underlying quality of our accounts receivable portfolio; and (iii) paydown of borrowings (borrowings under our revolving credit agreement were classified as a long-term liability at December 31, 2022).

Cash Flows
The following table summarizes our cash flow activity for 2023 and 2022 (in millions):

	2023	2022	Change
Cash flows provided by operating activities	$562.0	$572.0	$(10.0)
Cash flows used in investing activities	$(41.3)	$(33.8)	$(7.5)
Cash flows used in financing activities	$(460.1)	$(504.0)	$43.9
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows included in this Annual Report on Form
10-K.
Operating Activities
The decrease in net cash provided by operating activities was primarily due to lower net income in 2023 as compared to 2022 and the impact of changes in working capital discussed above.
Investing Activities
Net cash used in investing activities was higher primarily due to cash consideration paid for acquisitions and investments in 2023. We acquired no businesses in 2022.
Financing Activities
The decrease in net cash used in financing activities was attributable to the payment of withholding tax obligations in 2022 primarily upon the vesting of restricted stock previously granted to our CEO and proceeds from the sale and issuance of Common stock used for repayments under our revolving credit agreement in 2023, partially offset by an increase in dividends paid and an increase in distributions to the non-controlling
interest in 2023.
Revolving Credit Agreement
On March 16, 2023, we entered into an unsecured, five-year $600.0 million syndicated multicurrency revolving credit agreement, which replaced in its entirety our prior five-year $560.0 million unsecured revolving credit agreement that was nearing maturity. Proceeds from the new facility were used to repay the $235.5 million outstanding under the prior facility. Additional borrowings under the new facility may be used for, among other things, funding seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500.0 million at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction on October 1, 2023. Included in the revolving credit facility are a $125.0 million swingline loan sublimit, a $10.0 million letter of credit sublimit, a $75.0 million alternative currency borrowing sublimit, and an $10.0 million Mexican borrowing subfacility. The revolving credit agreement matures on March 16, 2028.
Borrowings under the revolving credit facility bear interest at either Term SOFR or Daily Simple SOFR-based rates plus 0.10%, plus a spread which ranges from 100.0 to 137.5 basis-points (Term SOFR and Daily Simple SOFR plus 100.0 basis-points at December 31, 2023), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.50%, the Prime Rate or Term SOFR plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2023), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 27.5 basis-points (12.5 basis-points at December 31, 2023). We paid fees of $0.8 million in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in March 2028.
At December 31, 2023, $15.4 million was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2023.

At-the-Market
Offering Program
We are party to a sales agreement with Robert W. Baird & Co. Inc., which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $300.0 million (the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-260758).
During 2023, we issued and sold 45,000 shares of Common stock under the ATM Program for net proceeds of $15.2 million. Direct costs of $0.4 million incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in
capital. At December 31, 2023, $284.7 million remained available for sale under the ATM Program.
Contractual Obligations
At December 31, 2023, operating lease liabilities for real property, vehicles, and equipment totaled $372.5 million and expire at various dates through 2033. Refer to Note 2 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for information on our operating lease liabilities and related maturities.
Commercial obligations outstanding at December 31, 2023 under our revolving credit agreement consisted of borrowings totaling $15.4 million. Refer to Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for additional information on our debt.
At December 31, 2023, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $50.0 million, of which approximately $48.0 million is with Carrier and its affiliates. These purchase obligations represent commitments under purchase orders for goods in the ordinary course of business that are enforceable and legally binding with defined terms as to price, quantity, and delivery.
The total amount of unrecognized tax benefits (net of the federal benefit received from state positions) relating to various tax positions we have taken, the timing of which is uncertain, was $6.6 million at December 31, 2023. Refer to Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for additional information on our unrecognized tax benefits.
Off-Balance
Sheet Arrangements
Refer to Note 15 to our audited consolidated financial statements included in this Annual Report on Form
10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2023.
Investment in Unconsolidated Entity
Carrier Enterprise I, one of our joint ventures with Carrier, in which we have an 80% controlling interest, has a 38.4% ownership interest in RSI, an HVAC distributor operating from 34 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income. Effective December 18, 2023, Carrier Enterprise I acquired an additional 0.3% ownership interest in RSI for cash consideration of $2.8 million, of which we contributed $2.3 million, and Carrier contributed $0.5 million. This acquisition increased Carrier Enterprise I’s ownership interest in RSI from 38.1% to 38.4%.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders, consisting of five Sigler second generation family siblings and their affiliates, who collectively own 55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and an employee, who collectively own 6.2% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. At December 31, 2023, using the criteria set forth in the Shareholders’ Agreement, the valuation of the RSI Shareholders’ RSI common stock was approximately $408.0 million. We believe that our operating cash flows, cash on hand, funds available for borrowing under our revolving credit agreement, or use of the ATM Program would be sufficient to purchase any additional ownership interests in RSI for cash pursuant to the agreement described in the following paragraph.

On July 28, 2023, Watsco, Carrier Enterprise I, and the RSI Majority Holders entered into an agreement that (1) provides Carrier Enterprise I the discretion, but not the obligation, to fund up to 80% of any purchase from the RSI Majority Holders of their RSI common stock, as required under the Shareholders’ Agreement, using Watsco Common stock (the “Offered Shares”), (2) provides that any Offered Shares actually issued would be valued based on the average volume-weighted average price of Watsco’s Common stock for the ten trading days immediately preceding the payment date for the applicable RSI shares, and (3) limits the amount of RSI shares that may be collectively sold by the RSI Majority Holders to Carrier Enterprise I under the Shareholders’ Agreement to $125.0 million during any rolling
12-month
period. We have not issued or sold any Offered Shares, and there is no assurance that we will issue and sell any Offered Shares, nor is the number of Offered Shares that may be issued and sold currently determinable.
Acquisitions
On February 1, 2024, one of our wholly owned subsidiaries acquired Commercial Specialists, Inc., a distributor of HVAC products with annual sales of approximately $13.0 million, operating from two locations in Cincinnati, Ohio. Consideration for the purchase consisted of $6.0 million in cash, 1,904 shares of Common stock having a fair value of $0.8 million, and $0.6 million for repayment of indebtedness, net of cash acquired of $1.3 million.
On September 1, 2023, we acquired substantially all the assets and assumed certain of the liabilities of GWS, a plumbing and HVAC distributor with annual sales of approximately $180.0 million, operating from 16 locations in South Carolina and North Carolina. Consideration for the net purchase price consisted of $4.0 million in cash, net of cash acquired of $3.1 million, and 280,215 shares of Common stock having a fair value of $101.6 million, net of a discount for lack of marketability.
On March 3, 2023, one of our wholly owned subsidiaries acquired Capitol, a distributor of plumbing and air conditioning and heating products with annual sales of approximately $13.0 million, operating from three locations in New York. Consideration for the purchase consisted of $1.2 million in cash, net of cash acquired of $0.1 million, and $1.9 million for repayment of indebtedness.
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
Common Stock Dividends
We paid cash dividends of $9.80, $8.55, and $7.625 per share of Common stock and Class B common stock in 2023, 2022, and 2021, respectively. On January 2, 2024, our Board of Directors declared a regular quarterly cash dividend of $2.45 per share of both Common and Class B common stock that was paid on January 31, 2024 to shareholders of record as of January 17, 2024. On January 25, 2024, our Board of Directors approved an increase to the annual cash dividend per share of Common and Class B common stock to $10.80 per share from $9.80 per share, effective with the quarterly dividend that will be paid in April 2024. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, prospects, and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2023, there were 1,129,087 shares remaining authorized for repurchase under the program. The IRA includes, among other provisions, a 1% excise tax on stock repurchases effective January 1, 2023. In considering any further stock repurchases under our repurchase program, we intend to evaluate the impact of the IRA’s 1% excise tax.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 5% and 3%, respectively, of our total revenues for 2023.
Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we consider entering into foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar.
We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $4.7 million impact to our financial position and results of operations for 2023.
Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.
We had only one foreign exchange contract at December 31, 2023, the total notional value of which was $2.8 million, and such contract expired during January 2024. For the year ended December 31, 2023, foreign currency transaction gains and losses did not have a material impact on our results of operations. See Note 16 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information on our derivative instruments.
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
We have evaluated our exposure to interest rates assuming we are fully borrowed under our $600.0 million revolving credit agreement and determined that a 100 basis-point change in interest rates would result in an impact to income before income taxes of approximately $6.0 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.

13
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act
Rules 13a-15(f).
Our internal control system has been designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.
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
In accordance with the SEC’s guidance that an assessment of a recently acquired business may be omitted from the scope in the year of acquisition, we have not yet assessed the internal control over financial reporting of Gateway Supply LLC (“GWS”), which represented approximately 4% of our total consolidated assets at December 31, 2023 and approximately 1% of our total consolidated revenues for the year ended December 31, 2023. From the acquisition date of September 1, 2023 to December 31, 2023, the processes and systems of GWS did not impact the internal controls over financial reporting for our other consolidated subsidiaries.
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President, and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework
Internal Control
 — Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting
firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Watsco, Inc.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Gateway Supply LLC, which was acquired on September 1, 2023, and whose financial statements constitute approximately 4% of the total consolidated assets as of December 31, 2023, and approximately 1% of the total consolidated revenues for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Gateway Supply LLC.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial
reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Inventories, net — Refer to Note 1
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. The Company periodically evaluates the carrying value of inventory, which requires management to make significant estimates and assumptions related to sales patterns and expected future demand in order to estimate the amount necessary to write down inventories to net realizable value. Changes in the assumptions related to future demand and sales patterns could have a significant impact on the net realizable value of inventory, the amount of the related write-down, or both.
Given the magnitude of the inventory balance, coupled with the significant judgments made by management to estimate the net realizable value of inventory, auditing such estimates required a high degree of auditor judgment and an increased extent of effort when performing audit procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the adjustments to reduce inventories to net realizable value included the following, among others:

•
We evaluated the design and tested the operating effectiveness of internal controls, including those related to the Company’s process to estimate net realizable values related to excess and slow-moving inventory. This included controls related to the future salability of inventories, assumptions used for excess and slow-moving inventory, and the Company’s review of inventory net realizable value adjustments.

•
We evaluated the sales performance of excess and slow-moving inventories by analyzing historical inventory and sales data to evaluate the reasonableness of management’s assumptions used in developing the inventory lower of cost or market adjustments.

•	We compared a selection of inventory units to recent selling performance and sales margins to assess possible write-down indications and future salability.
/s/ Deloitte & Touche LLP
Miami, Florida
February 23, 2024
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year
period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We served as the Company’s auditor from 2009 to 2023.
Miami
,
Florida
February 24, 2023

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2023	2022	2021
Revenues	$7,283,767	$7,274,344	$6,280,192
Cost of sales	5,291,627	5,244,055	4,612,647

Gross profit	1,992,140	2,030,289	1,667,545
Selling, general and administrative expenses	1,223,507	1,221,382	1,058,316
Other income	26,177	22,671	19,299

Operating income	794,810	831,578	628,528
Interest expense, net	4,920	2,165	996

Income before income taxes	789,890	829,413	627,532
Income taxes	155,751	125,717	128,797

Net income	634,139	703,696	498,735
Less: net income attributable to non-controlling interest	97,802	102,529	79,790

Net income attributable to Watsco, Inc.	$536,337	$601,167	$418,945

Earnings per share for Common and Class B common stock:
Basic	$13.72	$15.46	$10.83

Diluted	$13.67	$15.41	$10.78

See accompanying notes to consolidated financial statements.

F-
5

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2023	2022	2021
Net income	$634,139	$703,696	$498,735
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	7,906	(20,305)	936
Unrealized gain on cash flow hedging instruments	—	—	70
Reclassification of loss on cash flow hedging instruments into earnings	—	—	219

Other comprehensive income (loss)	7,906	(20,305)	1,225
Comprehensive income	642,045	683,391	499,960
Less: comprehensive income attributable to non-controlling interest	100,329	95,758	80,324

Comprehensive income attributable to Watsco, Inc.	$541,716	$587,633	$419,636

See accompanying notes to consolidated financial statements.

F-
6

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$210,112	$147,505
Accounts receivable, net	797,832	747,110
Inventories, net	1,347,289	1,370,173
Other current assets	36,698	33,951

Total current assets	2,391,931	2,298,739

Property and equipment, net	136,230	125,424
Operating lease right-of-use assets	368,748	317,314
Goodwill	457,148	430,711
Intangible assets, net	218,146	175,191
Investment in unconsolidated entity	146,238	132,802
Other assets	10,741	8,033

	$3,729,182	$3,488,214

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$100,265	$90,597
Borrowings under revolving credit agreement (Note 8)	—	56,400
Accounts payable	369,396	456,128
Accrued expenses and other current liabilities	242,351	303,397

Total current liabilities	712,012	906,522

Long-term obligations:
Borrowings under revolving credit agreement (Note 8)	15,400	—
Operating lease liabilities, net of current portion	276,913	232,144
Finance lease liabilities, net of current portion	12,214	11,388

Total long-term obligations	304,527	243,532

Deferred income taxes and other liabilities	96,453	89,882

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 38,705,586 and 38,108,752 shares outstanding at December 31, 2023 and 2022, respectively	19,353	19,054
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,562,945 and 5,513,386 shares outstanding at December 31, 2023 and 2022, respectively	2,781	2,757
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	1,153,459	973,060
Accumulated other comprehensive loss, net of tax	(42,331)	(47,710)
Retained earnings	1,183,207	1,029,516
Treasury stock, at cost, 4,778,988 and 4,823,988 shares of Common stock and 48,263 and 48,263 shares of Class B common stock at December 31, 2023 and 2022, respectively	(86,630)	(87,440)

Total Watsco, Inc. shareholders’ equity	2,229,839	1,889,237
Non-controlling interest	386,351	359,041

Total shareholders’ equity	2,616,190	2,248,278

	$3,729,182	$3,488,214

See accompanying notes to consolidated financial statements.

F-
7

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2020	38,521,694	$21,697	$950,915	$(34,867)	$636,373	$(87,440)	$293,083	$1,779,761
Net income					418,945		79,790	498,735
Other comprehensive gain				691			534	1,225
Issuances of restricted shares of common stock	194,643	97	(97)					—
Forfeitures of restricted shares of common stock	(57,089)	(28)	28					—
Common stock contribution to 401(k) plan	22,752	11	5,143					5,154
Stock issuances from exercise of stock options and employee stock purchase plan	136,641	69	22,111					22,180
Retirement of common stock	(7,898)	(4)	(2,253)					(2,257)
Common stock released from escrow	(23,230)	(12)	12		522			522
Share-based compensation			24,531					24,531
Cash dividends declared and paid on Common and Class B common stock, $7.625 per share					(295,044)			(295,044)
Common stock issued for Acme Refrigeration of Baton Rouge LLC	8,492	4	2,547					2,551
Common stock issued for Makdad Industrial Supply Co., Inc.	3,627	2	995					997
Investment in TEC Distribution LLC							21,040	21,040
Distributions to non-controlling interest							(61,980)	(61,980)

Balance at December 31, 2021	38,799,632	21,836	1,003,932	(34,176)	760,796	(87,440)	332,467	1,997,415

Continued on next page.

F-
8

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2021	38,799,632	21,836	1,003,932	(34,176)	760,796	(87,440)	332,467	1,997,415
Net income					601,167		102,529	703,696
Other comprehensive loss				(13,534)			(6,771)	(20,305)
Issuances of restricted shares of common stock	143,059	72	(72)					—
Forfeitures of restricted shares of common stock	(13,000)	(7)	7					—
Common stock contribution to 401(k) plan	21,560	11	6,735					6,746
Stock issuances from exercise of stock options and employee stock purchase plan	120,696	60	20,742					20,802
Retirement of common stock	(322,060)	(161)	(87,327)					(87,488)
Share-based compensation			29,043					29,043
Cash dividends declared and paid on Common and Class B common stock, $8.55 per share					(332,447)			(332,447)
Distributions to non-controlling interest							(69,184)	(69,184)

Balance at December 31, 2022	38,749,887	21,811	973,060	(47,710)	1,029,516	(87,440)	359,041	2,248,278

Continued on next page.

F-
9

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2022	38,749,887	21,811	973,060	(47,710)	1,029,516	(87,440)	359,041	2,248,278
Net income					536,337		97,802	634,139
Other comprehensive income				5,379			2,527	7,906
Issuances of restricted shares of common stock	180,617	90	(90)					—
Forfeitures of restricted shares of common stock	(13,796)	(7)	7					—
Common stock contribution to 401(k) plan	35,533	18	8,844					8,862
Stock issuances from exercise of stock options and employee stock purchase plan	188,464	94	33,909					34,003
Issuance of Class B common stock	632	—	200					200
Common stock issued for Gateway Supply Company, Inc.	280,215	140	101,505					101,645
Retirement of common stock	(25,272)	(12)	(7,692)					(7,704)
Net proceeds from the sale of Common stock	45,000		13,994			810		14,804
Share-based compensation			29,722					29,722
Cash dividends declared and paid on Common and Class B common stock, $9.80 per share					(382,646)			(382,646)
Investment in unconsolidated entity							570	570
Distributions to non-controlling interest							(73,589)	(73,589)

Balance at December 31, 2023	39,441,280	$22,134	$1,153,459	$(42,331)	$1,183,207	$(86,630)	$386,351	$2,616,190
See accompanying notes to consolidated financial statements.

F-1
0

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2023	2022	2021
Cash flows from operating activities:
Net income	$634,139	$703,696	$498,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,090	31,683	28,127
Share-based compensation	30,000	28,821	25,365
Deferred income tax (benefit) provision	(7,179)	13,466	5,939
Provision for doubtful accounts	7,158	8,539	6,888
Non-cash contribution to 401(k) plan	8,862	6,746	5,154
(Gain) loss on sale of property and equipment	(143)	(1,624)	350
Other income from investment in unconsolidated entity	(26,177)	(22,671)	(19,299)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(36,035)	(60,154)	(130,414)
Inventories, net	64,620	(259,860)	(243,660)
Accounts payable and other liabilities	(162,042)	121,993	182,819
Other, net	13,661	1,329	(10,438)

Net cash provided by operating activities	561,954	571,964	349,566

Cash flows from investing activities:
Capital expenditures	(35,478)	(35,652)	(25,464)
Business acquisitions, net of cash acquired	(3,822)	(47)	(129,462)
Investment in unconsolidated entity	(2,849)	—	—
Other investment	(500)	—	(1,000)
Proceeds from sale of equity securities	—	—	5,993
Proceeds from sale of property and equipment	1,306	1,863	1,356

Net cash used in investing activities	(41,343)	(33,836)	(148,577)

Cash flows from financing activities:
Dividends on Common and Class B common stock	(382,646)	(332,447)	(294,522)
Distributions to non-controlling interest	(73,589)	(69,184)	(61,980)
Net (repayments) proceeds under prior revolving credit agreement	(56,400)	(32,600)	89,000
Net repayments of finance lease liabilities	(4,045)	(3,042)	(2,040)
Repurchases of common stock to satisfy employee withholding tax obligations	(2,828)	(87,107)	(1,092)
Payment of fees related to revolving credit agreement	(844)	—	(22)
Proceeds from non-controlling interest for investment in TEC Distribution LLC	—	—	21,040
Proceeds from non-controlling interest for investment in unconsolidated entity	570	—	—
Net proceeds from the sale of Common stock	15,179	—	—
Net proceeds under current revolving credit agreement	15,400	—	—
Net proceeds from issuances of Common stock under employee related plans	29,127	20,422	21,014

Net cash used in financing activities	(460,076)	(503,958)	(228,602)

Effect of foreign exchange rate changes on cash and cash equivalents	2,072	(4,933)	(186)

Net increase (decrease) in cash and cash equivalents	62,607	29,237	(27,799)
Cash and cash equivalents at beginning of year	147,505	118,268	146,067

Cash and cash equivalents at end of year	$210,112	$147,505	$118,268

Supplemental cash flow information (Note 21)
See accompanying notes to consolidated financial statements.

F-1
1

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” the “Company,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2023, we operated from 690 locations in 42 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
The consolidated financial statements include the accounts of Watsco, all of its wholly owned subsidiaries, the accounts of four joint ventures with Carrier Global Corporation, which we refer to as Carrier, in which we have a controlling interest, the accounts of Carrier InterAmerica Corporation, in which we have an 80% controlling interest, and Carrier has a 20%
non-controlling
interest, and our 38.4% investment in Russell Sigler, Inc. (“RSI”), which is accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.
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

F-1
2

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make the required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2023 and 2022, the allowance for doubtful accounts totaled $21,528 and $18,345, respectively.
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
Vendor Rebates and Purchase Discounts
We have arrangements with several vendors that provide rebates payable to us when we achieve defined measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate rebates based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2023 and 2022, we had $18,688 and $22,961, respectively, of rebates recorded as a reduction of inventories. Substantially all vendor rebate receivables are collected within three months following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
We also have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventories until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income. At December 31, 2023 and 2022, we had $22,628 and $19,158, respectively, of cash discounts recorded as a reduction of inventories.
Equity Securities
Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Changes in the fair value of equity securities and dividend income are recognized in our consolidated statements of income.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method. Buildings and improvements are depreciated or amortized over estimated useful lives ranging from
3-
40
 years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives. Machinery, vehicles, and equipment are depreciated over estimated useful lives ranging from
3-
10
 years. Computer hardware and software are depreciated over estimated useful lives ranging from
3-
10
 years. Furniture and fixtures are depreciated over estimated useful lives ranging from
5-
7
 years.
Operating and Finance Leases
We have operating leases for real property, vehicles and equipment, and finance leases primarily for vehicles. Operating leases are included in operating lease right-of-use
(“ROU”) assets, current portion of long-term obligations, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered material
to our consolidated balance sheets or consolidated statements of income. Finance lease
ROU assets
at December 31, 2023 and 2022, of $16,328 and $14,480, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2023 and 2022, of $16,892 and $14,865, respectively, are included in current portion of long-term obligations and finance lease liabilities, net of current portion in our consolidated balance sheets.

F-1
3

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
1-
10
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
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition of a business exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2024, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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
Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds and compared it to the asset’s carrying value. For the year ended December 31, 2023, there were no such events or circumstances.

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
Revenue Recognition
Revenue primarily consists of sales of air conditioning, heating and refrigeration equipment, and related parts and supplies. We generate our revenue primarily from the sale of finished products to customers; therefore, the significant majority of our contracts are short-term in nature and have only a single performance obligation to deliver products. The performance obligation under such contracts is satisfied when we transfer control of the product to the customer. Some contracts contain a combination of product sales and services, the latter of which is distinct and accounted for as a separate performance obligation. We satisfy our performance obligations for services when we render the services within the agreed-upon service period. Total service revenue is not material and accounted for less than 1% of our consolidated revenues for all periods presented.
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
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2023 and 2022 of $21,392 and $21,023, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2023, 2022, and 2021, were $28,236, $25,884, and $21,552, respectively.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2023, 2022 and 2021, were $82,600, $86,620, and $70,453, respectively.

F-1
5

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
Earnings per Share
We compute earnings per share using the
two-class
method. The
two-class
method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our restricted stock are considered participating securities because these awards contain a non-forfeitable
right to dividends irrespective of whether the awards ultimately vest. Under the two-class
method, earnings per common share for our Common and Class B common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of Common and Class B common stock outstanding for the period. In applying the two-class
method, undistributed earnings are allocated to Common stock, Class B common stock and participating securities based on the weighted-average shares outstanding during the period.
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

F-1
6

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
Recently Issued Accounting Standards Not Yet Adopted
Segment Reporting
In September 2023, the Financial Accounting Standards Board (“FASB”) issued guidance that enhances segment reporting primarily by expanding the disclosures about significant segment expenses. Under the new standard, an entity will be required to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), how the CODM assesses segment performance and decides how to allocate resources, the title and position of the CODM, among others. This guidance is effective prospectively and is effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
Income Taxes
In December 2023, the FASB issued guidance that enhances annual income tax disclosures primarily by disaggregating the existing disclosures related to the effective tax rate reconciliation and income taxes paid. Under the new standard, an entity will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. An entity will also be required to disclose the amount of income taxes paid disaggregated by federal, state and foreign, and by individual jurisdictions equal or greater than five percent of total income taxes paid. This guidance is effective prospectively and is effective for annual periods beginning after December 15, 2024. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
2. LEASES
The components of operating lease expense were as follows:

Years Ended December 31,	2023	2022	2021
Lease cost	$112,195	$101,578	$90,742
Short-term lease cost	10,102	10,226	9,598
Variable lease cost	1,773	1,840	1,868
Sublease income	(436)	(373)	(332)

	$123,634	$113,271	$101,876

F-1
7

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2023	2022
ROU assets	$368,748	$317,314

Current portion of operating lease liabilities	$95,587	$87,120
Operating lease liabilities	276,913	232,144

Total operating lease liabilities	$372,500	$319,264

Weighted Average Remaining Lease Term (in years)	4.8 years	4.8 years
Weighted Average Discount Rate	4.91%	3.85%
Supplemental cash flow information related to operating leases were as follows:

Years Ended December 31,	2023	2022	2021
Operating cash flows for the measurement of operating lease liabilities	$110,614	$100,092	$91,063
Operating lease ROU assets obtained in exchange for operating lease obligations	$148,196	$140,704	$141,198
At December 31, 2023, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2024	$111,590
2025	95,946
2026	77,896
2027	51,703
2028	32,610
Thereafter	50,528

Total lease payments	420,273
Less imputed interest	47,773

Total lease liability	$372,500

At December 31, 2023, we had additional operating leases that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $24,000. These operating leases are expected to commence in 2024 with lease terms of more than 1 year to 10 years. These undiscounted amounts are not included in the table above.
3. REVENUES
Disaggregation of Revenues
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2023	2022	2021
Primary Geographical Regions:
United States	$6,540,646	$6,578,897	$5,636,929
Canada	374,659	389,119	386,780
Latin America and the Caribbean	368,462	306,328	256,483

	$7,283,767	$7,274,344	$6,280,192

F-1
8

Years Ended December 31,	2023	2022	2021
Major Product Lines:
HVAC equipment	69%	68%	69%
Other HVAC products	27%	28%	28%
Commercial refrigeration products	4%	4%	3%

	100%	100%	100%

4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our Common and Class B common stock:

Years Ended December 31,	2023	2022	2021
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$536,337	$601,167	$418,945
Less: distributed and undistributed earnings allocated to restricted common stock	36,966	51,365	37,273

Earnings allocated to Watsco, Inc. shareholders	$499,371	$549,802	$381,672

Weighted-average common shares outstanding—Basic	36,406,148	35,564,203	35,244,230

Basic earnings per share for Common and Class B common stock	$13.72	$15.46	$10.83

Allocation of earnings for Basic:
Common stock	$455,186	$499,792	$353,873
Class B common stock	44,185	50,010	27,799

	$499,371	$549,802	$381,672

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$536,337	$601,167	$418,945
Less: distributed and undistributed earnings allocated to restricted common stock	36,932	51,294	37,222

Earnings allocated to Watsco, Inc. shareholders	$499,405	$549,873	$381,723

Weighted-average common shares outstanding—Basic	36,406,148	35,564,203	35,244,230
Effect of dilutive stock options	125,535	119,431	179,608

Weighted-average common shares outstanding—Diluted	36,531,683	35,683,634	35,423,838

Diluted earnings per share for Common and Class B common stock	$13.67	$15.41	$10.78

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2023, 2022, and 2021, our outstanding Class B common stock was convertible into 3,221,259, 3,234,939, and 2,566,990 shares of our Common stock, respectively.
Diluted earnings per share excluded 18,489, 190,462, and 40,529 shares for the years ended December 31, 2023, 2022, and 2021, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

F-

5. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency and changes in the unrealized gains on cash flow hedging instruments. The tax effects allocated to each component of other comprehensive income (loss) were as follows:

Years Ended December 31,	2023	2022	2021
Foreign currency translation adjustment	$7,906	$(20,305)	$936

Unrealized gain on cash flow hedging instruments	—	—	97
Income tax expense	—	—	(27)

Unrealized gain on cash flow hedging instruments, net of tax	—	—	70

Reclassification of loss on cash flow hedging instruments into earnings	—	—	305
Income tax benefit	—	—	(86)

Reclassification of loss on cash flow hedging instruments into earnings, net of tax	—	—	219

Other comprehensive income (loss)	$7,906	$(20,305)	$1,225

The changes in each component of accumulated other comprehensive loss, net of tax, were as follows:

Years Ended December 31,	2023	2022	2021
Foreign currency translation adjustment:
Beginning balance	$(47,710)	$(34,176)	$(34,694)
Current period other comprehensive income (loss)	5,379	(13,534)	518

Ending balance	(42,331)	(47,710)	(34,176)

Cash flow hedging instruments:
Beginning balance	—	—	(173)
Current period other comprehensive income	—	—	43
Reclassification adjustment	—	—	130

Ending balance	—	—	—

Accumulated other comprehensive loss, net of tax	$(42,331)	$(47,710)	$(34,176)

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 86%, 84%, and 83% of all purchases made in 2023, 2022, and 2021, respectively. Our largest supplier, Carrier and its affiliates, accounted for 65%, 60%, and 61% of all purchases made in 2023, 2022, and 2021, respectively. See Note 19.
A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially adversely impact our consolidated results of operations and consolidated financial position.
At December 31, 2023, $85,913 was recorded as a reduction of inventories related to pricing claim advances, of which $63,546 was provided by Carrier and its affiliates. At December 31, 2022, $92,402 was recorded as a reduction of inventories related to pricing claim advances, of which $69,814 was provided by Carrier and its affiliates.

F-2
0

7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2023	2022
Land	$676	$676
Buildings and improvements	100,086	93,033
Machinery, vehicles, and equipment	130,958	120,811
Computer hardware and software	101,311	83,354
Furniture and fixtures	24,545	24,029

	357,576	321,903
Accumulated depreciation and amortization	(221,346)	(196,479)

	$136,230	$125,424

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years
ended December 31, 2023, 2022, and 2021, were $30,767, $26,974, and $22,566, respectively.
8. DEBT
On March 16, 2023, we entered into an unsecured, five-year $600,000 syndicated multicurrency revolving credit agreement, which replaced in its entirety our prior five-year $560,000 unsecured revolving credit agreement that was nearing maturity. Proceeds from the new facility were used to repay the $235,500 outstanding under the prior facility. Additional borrowings under the new facility
m
ay be used for, among other things, funding seasonal working capital needs and other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500,000 at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction on October 1, 2023. Included in the revolving credit facility are a $125,000 swingline loan sublimit, a $10,000 letter of credit sublimit, a $75,000 alternative currency borrowing sublimit, and an $10,000 Mexican borrowing subfacility. The revolving
credit agreement matures on March 16, 2028.
Borrowings under the revolving credit facility bear interest at either Term Secured Overnight Financing Rate (“SOFR”) or Daily Simple SOFR-based rates plus 0.10%, plus a spread which ranges from 100.0 to 137.5 basis-points (Term SOFR and Daily Simple SOFR plus 100.0 basis-points at December 31, 2023), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.50%, the Prime Rate or Term SOFR plus 1.0%, in each case plus a spread which ranges from 0 to 50.0 basis-points (0 basis-points at December 31, 2023), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 27.5 basis-points (12.5 basis-points at December 31, 2023). We paid fees of $844 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in March 2028.
At December 31, 2023, $15,400 was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2023.

F-2
1

9. INCOME TAXES
The components of income tax expense from our wholly owned operations and investments and our controlling interest in CIAC and joint ventures with Carrier are as follows:

Years Ended December 31,	2023	2022	2021
Current:
U.S. Federal	$119,133	$71,475	$91,162
State	29,749	27,202	20,703
Foreign	14,048	13,574	10,993

	162,930	112,251	122,858

Deferred:
U.S. Federal	(5,581)	10,766	6,434
State	(1,301)	3,695	1,374
Foreign	(297)	(995)	(1,869)

	(7,179)	13,466	5,939

Income tax expense	$155,751	$125,717	$128,797

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to CIAC and our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2023	2022	2021
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit and other	3.5	4.6	3.5
Excess tax benefits from share-based compensation	(1.8)	(8.6)	(1.7)
Tax effects on foreign income	0.2	0.3	0.4
FDII	(0.1)	(0.1)	(0.1)
Change in valuation allowance	0.3	0.4	0.8
Tax credits and other	(0.8)	(0.4)	(0.5)

Effective income tax rate attributable to Watsco, Inc.	22.3	17.2	23.4
Taxes attributable to non-controlling interest	(2.6)	(2.0)	(2.9)

Effective income tax rate	19.7%	15.2%	20.5%

F-2
2

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2023	2022
Deferred tax assets:
Share-based compensation	$30,847	$27,037
Capitalized inventory costs and adjustments	5,387	4,366
Allowance for doubtful accounts	4,096	3,326
Self-insurance reserves	1,701	1,975
Capitalized research and development costs	6,712	—
Other	7,678	8,711
Net operating loss carryforwards	4,584	3,899

	61,005	49,314
Valuation allowance	(10,468)	(8,171)

Total deferred tax assets	50,537	41,143

Deferred tax liabilities:
Deductible goodwill	(104,026)	(88,316)
Depreciation	(24,973)	(23,806)
Unremitted earnings of domestic affiliates	(5,008)	(6,618)
Other	(4,390)	(3,761)

Total deferred tax liabilities	(138,397)	(122,501)

Net deferred tax liabilities (1)	$(87,860)	$(81,358)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.
Provisions of the Tax Cuts and Jobs Act of 2017 (the “TCJA”)
,
such as the
one-time
repatriation transition tax and the global intangible
low-taxed
income (“GILTI”) for years beginning in 2018, effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes and eliminated any additional U.S. taxation resulting from repatriation of earnings on non-
U.S.
 subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to provide for the tax expense related to GILTI in the year the tax was incurred as a period expense. As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $190,000. Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2023 is not practicable to estimate.
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
On August 16, 2022, the Inflation Reduction Act (the “IRA”) was enacted, which introduces a new 15% corporate minimum tax based on adjusted financial statement income and a 1% excise tax on stock repurchases, effective January 1, 2023, and provisions intended to mitigate climate change, including tax credit incentives for investments that reduce greenhouse gas emissions. This legislation did not have a material impact on our consolidated financial statements.

F-2
3

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. The valuation allowance was $10,468 and $8,171 at December 31, 2023 and 2022, respectively. The increase was primarily attributable to the impact on U.S deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m).
At December 31, 2023, there were state net operating loss carryforwards of $29,881, some of which expire in 2026, with the majority having an indefinite carryforward period. At December 31, 2023, there were foreign net operating loss carryforwards of $17,723, which expire in varying amounts from 2035 through 2043. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2023.
We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2020. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2019. In addition, we are no longer subject to U.S. Virgin Islands federal tax examinations for tax years prior to 2015.
At December 31, 2023 and 2022, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $7,874 and $7,752, respectively. Of these totals, $6,559 and $6,457, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our policy is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. At December 31, 2023 and 2022, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $1,471 and $1,343, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2020	$6,505
Additions based on tax positions related to the current year	1,143
Reductions due to lapse of applicable statute of limitations	(921)

Balance at December 31, 2021	6,727
Additions based on tax positions related to the current year	1,867
Reductions due to lapse of applicable statute of limitations	(842)

Balance at December 31, 2022	7,752
Additions based on tax positions related to the current year	1,215
Reductions due to lapse of applicable statute of limitations	(1,093)

Balance at December 31, 2023	$7,874

10. SHARE-BASED COMPENSATION AND BENEFIT PLANS
Share-Based Compensation Plans
We have two share-based compensation plans for employees. The 2021 Incentive Compensation Plan (the “2021 Plan”) provides for the award of a broad variety of share-based compensation alternatives such as restricted stock, non-qualified
stock options, restricted stock units, incentive stock options, performance awards, dividend equivalents, and stock appreciation rights at no less than
100% of the market price on the date the award is granted. To date, awards under the 2021 Plan consist of non-qualified
stock options and restricted stock.
Under the 2021 Plan, the number of shares of Common and Class B common stock available for issuance is (i) 2,500,000, plus (ii) 7,327 shares of Common stock or Class B common stock that remained available for grant in connection with awards under the Watsco, Inc. 2014 Incentive Compensation Plan (the “2014 Plan”) on the date on which our shareholders approved the 2021 Plan, plus (iii) shares underlying currently outstanding awards issued under the 2014 Plan, which shares become reissuable under the 2021 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 178,439 shares of Common and Class B common stock, net of cancellations, had been awarded under the 2021 Plan as of December 31, 2023. As of December 31, 2023, 2,328,888 shares of common stock were reserved for future grants under the 2021 Plan. Options under the 2021 Plan vest over two
to four years of service and have contractual terms of five years. Awards of restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

Our second plan, the
2014 Plan
,
expired in 2021; therefore, no additional options may be granted
, but outstanding awards remain outstanding in accordance with their respective terms
.
There were 173,120 options to exercise common stock outstanding under the 2014 Plan at December 31, 2023. Options under the 2014 Plan vest over two
to four years of service and have contractual terms of five years.
The following is a summary of stock option activity under the 2021 Plan and the 2014 Plan as of and for the year ended December 31, 2023:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2022	559,625	$225.01
Granted	54,471	344.05
Exercised	(181,289)	174.92
Forfeited	(21,942)	263.84
Expired	—	—

Options outstanding at December 31, 2023	410,865	$260.82	2.57	$68,882

Options exercisable at December 31, 2023	86,340	$202.25	1.54	$19,532

The following is a summary of restricted stock activity as of and for the year ended December 31, 2023:

	Shares	Weighted- Average Grant Date Fair Value
Restricted stock outstanding at December 31, 2022	2,589,261	$112.53
Granted	180,617	302.71
Vested	(19,401)	107.81
Forfeited	(13,796)	243.17

Restricted stock outstanding at December 31, 2023	2,736,681	$124.56

The weighted-average grant date fair value of restricted stock granted during 2023, 2022, and 2021 was $302.71, $290.55, and $254.73, respectively. The fair value of restricted stock that vested during 2023, 2022, and 2021 was $5,745, $271,781, and $3,646, respectively.
During 2023, 7,585 shares of Common and Class B common stock with an aggregate fair market value of $2,215 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2022, 320,468 shares of Class B common stock, which include the 311,408 surrendered shares referenced below, with an aggregate fair market value of $87,049 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2021, 3,858 shares of Class B common stock with an aggregate fair market value of $1,078 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.
2022
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
The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2023	2022	2021
Expected term in years	4.25	4.25	4.25
Risk-free interest rate	4.11%	3.04%	0.79%
Expected volatility	25.38%	23.10%	21.85%
Expected dividend yield	3.15%	2.84%	2.97%
Grant date fair value	$67.32	$46.60	$34.79
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2023, 2022, and 2021 was $30,515, $13,046, and $16,903, respectively. Cash received from the exercise of stock options during 2023, 2022, and 2021 was $26,835, $18,425, and $19,338, respectively. The tax benefit from stock option exercises during 2023, 2022, and 2021 was $6,617, $2,658, and $3,595, respectively. During 2023, 2022, and 2021, 17,687 shares of Common stock with an aggregate fair market value of $5,489, 1,592 shares of Common stock with an aggregate fair market value of $438 and 4,040 shares of Common stock with an aggregate fair market value of $1,179, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.
Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2023	2022	2021
Stock options	$3,603	$3,856	$2,908
Restricted stock	26,397	24,965	22,457

Share-based compensation expense	$30,000	$28,821	$25,365

At December 31, 2023, there was $7,650 of unrecognized
pre-tax
compensation expense related to stock options granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of approximately 1.9 years. The total fair value of stock options that vested during 2023, 2022, and 2021 was $2,751, $2,721, and $2,621, respectively.
At December 31, 2023, there was $219,771 of unrecognized
pre-tax
compensation expense related to restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.9 years. Of this amount, approximately $52,000 is related to awards granted to our CEO, of which approximately $15,000, $21,000, and $16,000 vest in approximately 3, 5, and 6 years upon his attainment of age 86, 88, and 89, respectively, and approximately $50,000 is related to awards granted to our President, of which approximately $49,000 and $1,000 vest in approximately 20 and 22 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December
31
,
2023
, we were obligated to issue
23,685
shares of restricted stock to our CEO that vest in
6
years,
29,882
shares of restricted stock to our President that vest in
20
years, and an estimated
7,000
shares of restricted stock to various key leaders that vest in
5-12
years in connection with
2023
’s performance-based incentive compensation
program.

Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2023, 2022, and 2021, employees purchased 4,096, 4,101, and 3,501 shares of Common stock at an average price of $306.80, $262.57, and $239.11 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 3,079, 3,365, and 2,962 additional shares during 2023, 2022, and 2021, respectively. We received net proceeds of $2,292, $1,997, and $1,676, respectively, during 2023, 2022, and 2021, for shares of our Common stock purchased under the ESPP. At December 31, 2023, 436,304 shares remained available for purchase under the ESPP.
401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2023, 2022, and 2021, we issued 35,533, 21,560, and 22,752 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $8,862, $6,746, and $5,154, respectively.
11. INVESTMENT IN UNCONSOLIDATED ENTITY
Our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, has a 38.4% ownership interest in Russell Sigler, Inc. (“RSI”), an HVAC distributor operating from 34 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income. Effective December 18, 2023, Carrier Enterprise I acquired an additional 0.3% ownership interest in RSI for cash consideration of $2,849, of which we contributed $2,279 and Carrier contributed $570. This acquisition increased Carrier Enterprise I’s ownership interest in RSI from 38.1% to 38.4%.
Carrier Enterprise I is a party to a shareholders’ agreement (the “Shareholders’ Agreement”) with RSI and its shareholders, consisting of five Sigler second generation family siblings and their affiliates, who collectively own 55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and an employee, who collectively own 6.2% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 38.4% equity interest in RSI and its right to appoint two out of RSI’s six board members, this investment in RSI is accounted for
under the equity
method.
On July 28, 2023, Watsco, Carrier Enterprise I, and the RSI Majority Holders entered into an agreement that (1) provides Carrier Enterprise I the discretion, but not the obligation, to fund up to 80% of any purchase from the RSI Majority Holders of their RSI common stock, as required under the Shareholders’ Agreement, using Watsco Common stock (the “Offered Shares”), (2) provides that any Offered Shares actually issued would be valued based on the average volume-weighted average price of Watsco’s Common stock for the ten trading days immediately preceding the payment date for the applicable RSI shares, and (3) limits the amount of RSI shares that may be collectively sold by the RSI Majority Holders to Carrier Enterprise I under the Shareholders’ Agreement to $125,000 during any rolling
12-month
period. We have not issued or sold any Offered Shares, and there is no assurance that we will issue and sell any Offered Shares, nor is the number of Offered Shares that may be issued and sold currently determinable.

F-2
7

12. ACQUISITIONS
Gateway Supply Company, Inc.
On September 1, 2023, we acquired substantially all the assets and assumed certain of the liabilities of Gateway Supply Company, Inc. (“GWS”), a plumbing and HVAC distributor with annual sales of approximately $180,000, operating from 15 locations in South Carolina and one location in Charlotte, North Carolina. We formed a new, wholly owned subsidiary, Gateway Supply LLC, that operates this business. Consideration for the net purchase price consisted of $4,000 in cash, net of cash acquired of $3,102, and 280,215 shares of Common stock having a fair value of $101,645, net of a discount for lack of marketability. Of the 280,215 shares of Common stock issued, 21,228 shares are subject to a contractual restriction that generally prohibits the sale or other transfer of such shares by GWS and its permitted transferees for a period of one year following the closing date with respect to half of such shares, and two years following the closing date with respect to the other half of such shares. The preliminary purchase price resulted in the recognition of $69,098 in goodwill and intangibles. The fair value of the identified intangible assets was $44,000 and consisted of $18,600 in trade names and distribution rights, and $25,400 in customer relationships to be amortized over an
18-year
period. The tax basis of the acquired goodwill recognized is not deductible for income tax purposes.
The table below presents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from the acquisition of GWS based on their respective fair values as of September 1, 2023:

Accounts receivable	$21,159
Inventories	37,098
Other current assets	319
Property and equipment	3,213
Operating lease ROU assets	15,737
Goodwill	25,098
Intangibles	44,000
Other assets	86
Current portion of long-term liabilities	(3,633)
Accounts payable	(8,306)
Accrued expenses and other current liabilities	(4,934)
Operating lease liabilities, net of current portion	(12,434)
Finance lease liabilities, net of current portion	(1,431)
Other liabilities	(13,429)

Total	$102,543

Capitol District Supply Co., Inc.
On March 3, 2023, one of our wholly owned subsidiaries acquired Capitol District Supply Co., Inc., a distributor of plumbing and air conditioning and heating products with annual sales of approximately $13,000, operating from three locations in New York. Consideration for the purchase consisted of $1,217 in cash, net of cash acquired of $144, and $1,851 for repayment of indebtedness. The purchase price resulted in the recognition of $1,055 in goodwill and intangibles. The fair value of the identified intangible assets was $606 and consisted of $430 in trade names and distribution rights, and $176 in customer relationships to be amortized over an
18-year
period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Makdad Industrial Supply Co., Inc.
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

F-2
8

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
On April 9, 2021,
we acquired certain assets and assumed certain liabilities comprising the HVAC distribution business of Temperature Equipment Corporation, one of Carrier’s independent distributors with

32
locations in Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, and Wisconsin. We formed a new, stand-alone joint venture with Carrier, TEC Distribution LLC (“TEC”), that owns and operates
this business. We have an
80
% controlling interest in TEC, and Carrier has a
20
%
non-controlling
interest. Consideration for the purchase was paid in cash, consisting of $
105,200
paid to Temperature Equipment Corporation (Carrier contributed $
21,040
and we contributed $
84,160)
and $
1,497
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

Accounts receivable	$33,315
Inventories	71,325
Other current assets	962
Property and equipment	2,590
Operating lease ROU assets	53,829
Goodwill	18,724
Intangibles	19,900
Current portion of long-term liabilities	(5,855)
Accounts payable	(25,393)
Accrued expenses and other current liabilities	(14,654)
Operating lease liabilities, net of current portion	(48,046)

Total	$106,697

The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro forma effect of these acquisitions was not deemed significant to the consolidated financial statements.

F-

13. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2021	$434,019
Acquired goodwill	60
Allocation to intangible assets related to 2021 acquisition	(596)
Foreign currency translation adjustment	(2,772)

Balance at December 31, 2022	430,711
Acquired goodwill	25,547
Foreign currency translation adjustment	890

Balance at December 31, 2023	$457,148

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives	2023	2022
Indefinite lived intangible assets - Trade names, trademarks, and distribution rights		$174,779	$154,086
Finite lived intangible assets:
Customer relationships	7-18 years	110,489	83,943
Patented and unpatented technology	7 years	1,650	1,611
Trade name	10 years	1,150	1,150
Accumulated amortization		(69,922)	(65,599)

Finite lived intangible assets, net		43,367	21,105

		$218,146	$175,191

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2023, 2022, and 2021, were $4,323, $4,709, and $5,561, respectively.
Based on the finite lived intangible assets recorded at December 31, 2023, annual amortization for the next five years is expected to approximate the following:

2024	$4,600
2025	$4,500
2026	$4,300
2027	$2,900
2028	$2,200
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

F-3
0

Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2023 or 2022.
At-the-Market
Offering Program
We are party to a sales agreement with Robert W. Baird & Co. Inc., which enables the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to

$
300,000
(the “ATM Program”). The offer and sale of our Common stock pursuant to the ATM Program has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-260758).
During 2023, we issued and sold 45,000 shares of Common stock under the ATM Program for net proceeds of $15,179. Direct costs of $375 incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in
capital. At December 31, 2023, $284,745 remained available for sale under the ATM
Program.
Stock Repurchase Plan
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2023, 2022 or 2021. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2023, there were 1,129,087 shares remaining authorized for repurchase under the program. The IRA includes, among other provisions, a 1% excise tax on corporate stock repurchases in tax years effective January 1, 2023. In consideration of any further stock repurchases under our repurchase program, we intend to evaluate the impact of the IRA’s 1% excise tax.
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
15. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the current portion of long-term obligations, and borrowings under our revolving credit agreement. At December 31, 2023 and 2022, the fair values of cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term obligations approximated their carrying values due to the short-term nature of these instruments.
The fair values of variable rate borrowings under our revolving credit agreement also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At both December 31, 2023 and 2022, we were contingently liable under a standby letter of credit for $150, which was required by a lease for real property. Additionally, at December 31, 2023 and 2022, we were contingently liable under various performance bonds aggregating approximately $13,600 and $13,700, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business.

F-3
1

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
Derivatives Not Designated as Hedging Instruments
We have entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. We had only one foreign currency exchange contract not designated as
a
hedging instrument at December 31, 2023, the total notional value of which was $2,800. Such contract expired in January 2024.
We recognized losses of $2,791, $917, and $237 from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2023, 2022, and 2021, respectively.
17. FAIR VALUE MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

		Total	Fair Value Measurements at December 31, 2023 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Derivative financial instruments	Other current assets	$5	—	$5	—
Equity securities	Other assets	$1,044	$1,044	—	—
Private equities	Other assets	$1,500	—	—	$1,500

		Total	Fair Value Measurements at December 31, 2022 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Equity securities	Other assets	$678	$678	—	—
Private equities	Other assets	$1,000	—	—	$1,000
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
Private equities
– other investments in which fair value inputs are unobservable and are therefore classified within Level 3 of the fair value hierarchy.

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
Self-Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $9,747 and $12,256 at December 31, 2023 and 2022, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.
Variable Interest Entity
As of December 31, 2023, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. At December 31, 2023, the maximum exposure to loss related to our involvement with this entity is limited to approximately $6,900 and we have a cash deposit of approximately $3,600 with them as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2023, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2023, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $50,000, of which approximately $48,000 is with Carrier and its affiliates.
19. RELATED PARTY TRANSACTIONS
Purchases from Carrier and its affiliates comprised 65%, 60%, and 61%, of all inventory purchases made during 2023, 2022, and 2021, respectively. At December 31, 2023 and 2022, approximately $100,000 and $88,000, respectively, was payable to Carrier and its affiliates, net of receivables. We also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2023, 2022, and 2021 included approximately $110,000, $97,000, and $108,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member of our Board of Directors is the Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2023, 2022, and 2021, fees for services performed were $192, $186, and $225, respectively, and $3 and $1 was payable at December 31, 2023 and 2022, respectively.

F-3
3

20. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada, and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2023	2022	2021
Revenues:
United States	$6,540,646	$6,578,897	$5,636,929
Canada	374,659	389,119	386,780
Latin America and the Caribbean	368,462	306,328	256,483

Total revenues	$7,283,767	$7,274,344	$6,280,192

December 31,	2023	2022
Long-Lived Assets:
United States	$1,150,736	$1,009,188
Canada	167,314	164,284
Latin America and the Caribbean	19,201	16,003

Total long-lived assets	$1,337,251	$1,189,475

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, property and equipment, and our investment in an unconsolidated entity.

F-3
4

21. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information was as follows:

Years Ended December 31,	2023	2022	2021
Interest paid	$10,115	$3,505	$913
Income taxes net of refunds	$188,443	$105,736	$124,984
Common stock issued for MIS	—	—	$997
Common stock issued for ACME	—	—	$2,551
Common stock issued for GWS	$101,645	—	—
22. SUBSEQUENT EVENTS
On January 25, 2024, our Board of Directors approved an increase to the annual cash dividend per share of Common and Class B common stock to $10.80 per share from $9.80 per share, effective with the dividend that will be paid in April 2024.
On February 1, 2024, one of our wholly owned subsidiaries acquired Commercial Specialists, Inc., a distributor of HVAC products with annual sales of approximately $13,000, operating from two locations in Cincinnati, Ohio
. Consideration for the purchase consisted of $
6,042
in cash,
1,904
shares of Common stock having a fair value of $
750
, and $
562
for repayment of indebtedness, net of cash acquired of $
1,292
.

F-3
5