Form 10-K, Exhibit 13
period 2024-12-31
WATSCO INC
filed 2025-02-28
CIK 105016

EXHIBIT 13
WATSCO, INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-Looking Statements
This Annual Report on Form
10-K
contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook,” “goal,” “designed,” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among other things, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures and investments in unconsolidated entities, (iv) financing plans, and (v) industry, demographic, regulatory, and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties, and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

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
We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements which are based on current expectations. For additional information regarding important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, please see Item 1A “Risk Factors” of this Annual Report on Form
10-K,
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

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the year ended December 31, 2024. This discussion should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form
10-K
for the year ended December 31, 2024.
Company Overview
Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” the “Company,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2024, we operated from 690 locations in 43 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
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
Additionally, the American Innovation and Manufacturing Act of 2020 granted the U.S. Environmental Protection Agency the authority to regulate hydrofluorocarbon (“HFC”) refrigerants. Although HFCs were introduced as alternatives to ozone-depleting
substances like chlorofluorocarbons and hydrochlorofluorocarbons, they are now recognized as potent greenhouse gases due to their high global warming potential (“GWP”). Consequently, a phasedown of HFC production and consumption by 85% over a
15-year
period commenced on January 1, 2022, and regulations were established requiring HVAC systems manufactured to use refrigerants with a GWP under 700 by January 1, 2025. In response to these regulations, OEMs have transitioned their products to incorporate the new refrigerants. The sell-through period for existing HVAC systems using HFC refrigerants with a GWP above 700 extends through December 31, 2025. The Company expects these regulations to reduce the carbon footprint of end-users
and increase average selling prices over time, subject to customary risks of quality, availability, and performance of new HVAC systems.

2

We offer a broad variety of systems that operate above the minimum SEER standards, ranging from base-level efficiency to systems that exceed 20 SEER. Based on estimates validated by independent sources, we averted an estimated 22.8 million metric tons of CO

e emissions from January 1, 2020 to December 31, 2024 through the sale of replacement residential HVAC systems at higher-efficiency standards.
Federal Tax Credits and State Incentives
Demand for higher-efficiency products, such as variable-speed systems and heat pumps, is expected to increase due to the passage of the U.S. Inflation Reduction Act of 2022 (the “IRA”) in August 2022. This legislation is intended, in part, to promote the replacement of existing systems in favor of high-efficiency heat pump systems that reduce greenhouse gas emissions, as compared to older systems, and thereby combat climate change. According to the U.S. Department of Energy, heat pumps can reduce electricity use for heating by approximately 65% compared to gas furnaces. Programs under the IRA include enhanced tax credits for homeowners who install qualifying HVAC equipment and tax deductions for owners of commercial buildings that are upgraded to achieve defined energy savings. The IRA also sets aside $4.3 billion for state-administered consumer rebate programs designed to promote energy savings for low and medium-income households, including HVAC systems. Further details, including qualifying products, specific programs, states participating, and other regulatory requirements contemplated by the IRA are still being finalized. However, the Trump administration has indicated that credits enacted under the IRA may be subject to reduction or elimination; therefore, the availability of these credits in 2025 and thereafter is uncertain.
Impact of Hurricanes
Hurricane Helene interrupted sales and operations in several of our markets in the Southeastern U.S. during the last week of September 2024. The disruptions to our sales and operations did not have a significant impact on our results of operations for the year ended December 31, 2024.
Hurricane Milton made landfall in Florida on October 10, 2024. The disruptions to our sales and operations did not have a significant impact on our results of operations for the year ended December 31, 2024.
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

The allowance for doubtful accounts was $15.8 million and $21.5 million at December 31, 2024 and 2023, respectively, a decrease of $5.7 million. Accounts receivable balances greater than 90 days past due as a percentage of accounts receivable at December 31, 2024 decreased to 1.6% from 2.7% at December 31, 2023. These decreases were primarily attributable to an account write-off
that had been fully reserved since 2022.
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
Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets
The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step
approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2025, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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
The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporate management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,399.5 million and $1,337.3 million at December 31, 2024 and 2023, respectively, an increase of $62.2 million, primarily related to higher renewal lease rates of our warehouse facilities. Although no significant impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.
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

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $6.2 million and $9.7 million at December 31, 2024 and 2023, respectively, were established related to such insurance programs. The decrease in self-insurance reserves was primarily due to the settlement of claims during 2024.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $11.6 million and $10.5 million was reflected in the Company’s balance sheet at December 31, 2024 and 2023, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m). See Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K.
The valuation allowance is based on several factors including, but not limited to, estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.
New Accounting Standards
Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for a discussion of recently adopted, and to be adopted, accounting standards.
Results of Operations
The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Revenues	100.0%	100.0%	100.0%
Cost of sales	73.2	72.6	72.1

Gross profit	26.8	27.4	27.9
Selling, general and administrative expenses	17.0	16.8	16.8
Other income	0.4	0.4	0.3

Operating income	10.3	10.9	11.4
Interest (income) expense, net	(0.3)	0.1	0.0

Income before income taxes	10.5	10.8	11.4
Income taxes	2.2	2.1	1.7

Net income	8.3	8.7	9.7
Less: net income attributable to non-controlling interest	1.3	1.3	1.4

Net income attributable to Watsco, Inc.	7.0%	7.4%	8.3%

Note: Due to rounding, percentages may not total 100.

The following narratives reflect our acquisitions of Commercial Specialists, Inc. (“CSI”) in February 2024, Gateway Supply Company, Inc. (“GWS”) in September 2023, and Capitol District Supply Co., Inc. (“Capitol”) in March 2023.
In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2024 and 2023, two and three locations, respectively, that we opened during the immediately preceding 12 months were near existing locations and were therefore included in “same-store basis” information.
The table below summarizes the changes in our locations for 2024 and 2023:

Number of Locations
December 31, 2022	673
Opened	6
Acquired	19
Closed	(8)

December 31, 2023	690
Opened	9
Acquired	2
Closed	(11)

December 31, 2024	690

2024 Compared to 2023
Revenues

	Years Ended December 31,
(in millions)	2024	2023	Change
Revenues	$7,618.3	$7,283.8	$334.5	5%
The increase in revenues for 2024 included $147.9 million attributable to acquired locations and $13.0 million from locations opened during the preceding 12 months, offset by a reduction of $11.6 million from locations closed.

	Years Ended December 31,
(in millions)	2024	2023	Change
Same-store sales	$7,457.3	$7,272.1	$185.2	3%
The following table presents our revenues (excluding acquisitions) by major product lines and the related percentage change in revenues from the prior year:

	% of Sales
	2024	2023	% Change
HVAC equipment	70%	69%	5%
Other HVAC products	26%	27%	(2)%
Commercial refrigeration products	4%	4%	1%

HVAC equipment sales reflect a 5% increase in residential products, which is composed of unitary compressor-bearing systems, furnaces, and other indoor components (5% increase in U.S. markets and a 1% decrease in international markets) and a 7% increase in sales of commercial HVAC equipment (6% increase in U.S. markets and a 7% increase in international markets). The majority component of residential unitary compressor-bearing systems represents “ducted” systems produced by a variety of OEMs. Sales of ducted residential compressor-bearing systems increased 5% during 2024, reflecting a 3% increase in unit volume and a 2% increase in average selling price. Domestic sales of residential unitary compressor-bearing systems increased 6%, reflecting a 6% increase in units and a flat average selling price.
Gross Profit

	Years Ended December 31,
(in millions)	2024	2023	Change
Gross profit	$2,044.7	$1,992.1	$52.6	3%
Gross margin	26.8%	27.4%
Gross profit margin declined 60 basis-points primarily due to the impact of sales mix for HVAC equipment versus non-HVAC
equipment, the impact of less beneficial pricing actions taken by our HVAC equipment suppliers in 2024 versus 2023, and lower sales margins pertaining to 2024 sales recovery efforts for one of our primary OEM partners that incurred supply chain disruptions in 2023 (dilutive to gross margin by approximately 30 basis-points for 2024).
Selling, General and Administrative Expenses

	Years Ended December 31,
(in millions)	2024	2023	Change
Selling, general and administrative expenses	$1,293.4	$1,223.5	$69.9	6%
Selling, general and administrative expenses as a percentage of revenues	17.0%	16.8%
Selling, general and administrative expenses for 2024 increased primarily due to increased revenues and newly acquired locations. On a same-store basis, selling, general and administrative expenses increased 4% as compared to 2023 and, as a percentage of sales increased to 16.9% versus 16.8% in 2023, primarily due to increases in salaries and commission expenses that are variable and correlate to changes in sales, and facility and healthcare related costs.
Other Income
Other income of $30.5 million and $26.2 million for 2024 and 2023, respectively, represents our share of the net income of RSI, in which we have a 38.4% equity interest.
Operating Income

	Years Ended December 31,
(in millions)	2024	2023	Change
Operating income	$781.8	$794.8	$(13.0)	(2)%
Operating margin	10.3%	10.9%
On a same-store basis operating income decreased 3% and operating margin was 10.3% in 2024 as compared to 10.9% in 2023.

Interest Income, Net
Interest income, net for 2024 increased $25.8 million, or 524%, primarily due to interest earned on cash and short-term investments and lower average outstanding borrowings under our revolving credit facility for 2024 as compared to 2023.
Income Taxes

	Years Ended December 31,
(in millions)	2024	2023	Change
Income taxes	$166.9	$155.8	$11.1	7%
Effective income tax rate	23.5%	22.3%
Income taxes represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The increase in the effective income tax rate was primarily due to an increase in foreign income tax in 2024 as compared to 2023.
Net Income Attributable to Watsco, Inc.
Net income attributable to Watsco, Inc. in 2024 remained flat at $536.3 million as compared to 2023. Higher gross profit and interest income were offset by higher selling, general and administrative expenses and income taxes.
Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the year ended December 31, 2023 for a discussion of results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.
Liquidity and Capital Resources
We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash needed to fund our business (primarily working capital requirements);

•	borrowing capacity under our revolving credit facility;

•	the timing and extent of sales of Common stock under our at-the-market offering program;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures and investments in unconsolidated entities;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of Common and Class B common stock (collectively “common stock”) repurchases.
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
We believe that the combination of our operating cash flows, cash on hand, short-term cash investments available borrowings under our revolving credit agreement, and funds available from sales of our Common stock under our 2024 ATM Program, each of which is described below, will be sufficient to meet our liquidity needs for the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

As of December 31, 2024, we had $526.3 million of cash and cash equivalents, of which $166.5 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions. We also had $255.7 million of short-term cash investments consisting of certificates of deposit with varying maturities through March 2025.
Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on the Secured Overnight Financing Rate (“SOFR”), which is one of the base rates under our revolving credit agreement. SOFR has limited historical data and is a secured lending rate, whereas our revolving credit agreement is unsecured, and had primarily used LIBOR, an unsecured lending rate, as a base rate prior to the discontinuation of LIBOR in 2023. The use of SOFR as a base rate under our revolving credit agreement could give rise to uncertainties and volatility in the benchmark rates. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs or reduced borrowing capacity under our revolving credit agreement.
Working Capital
Working capital increased to $2,096.1 million at December 31, 2024 from $1,679.9 million at December 31, 2023 due to: (i) a $316.2 million increase in cash and cash equivalents plus $255.7 million of short-term cash investments; (ii) higher accounts receivable consistent with the overall increase in sales; and (iii) higher inventory balances consistent with the increase in sales demand, which were offset by an increase in accounts payable and accrued liabilities.
Cash Flows
The following table summarizes our cash flow activity for 2024 and 2023 (in millions):

	2024	2023	Change
Cash flows provided by operating activities	$773.1	$562.0	$211.1
Cash flows used in investing activities	$(290.7)	$(41.3)	$(249.4)
Cash flows used in financing activities	$(158.3)	$(460.1)	$301.8
The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows included in this Annual Report on Form
10-K.
Operating Activities
Net cash provided by operating activities was primarily due to the timing of vendor payments partially offset by an increase in inventory and higher accounts receivable driven by increased sales demand in 2024 as compared to 2023.
Investing Activities
Net cash used in investing activities increased primarily due to the purchase of $255.7 million short-term cash investments in 2024.
Financing Activities
Net cash used in financing activities decreased primarily due to higher net proceeds from the sale of Common stock under our 2021 ATM Program (as defined below), a portion of the proceeds of which was used for short-term cash investments, a decrease in distributions to the non-controlling
interest, and lower repayments under our revolving credit agreement, partially offset by an increase in dividends paid in 2024.
Revolving Credit Agreement
We maintain an unsecured, five-year $600.0 million syndicated multicurrency revolving credit agreement, which may be used for, among other things, funding seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500.0 million at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction on October 1, 2024. Included in the revolving credit facility are a $125.0 million swingline loan sublimit, a $10.0 million letter of credit sublimit, a $75.0 million alternative currency borrowing sublimit, and an $10.0 million Mexican borrowing subfacility. The revolving credit agreement matures on March 16, 2028.

Borrowings under the revolving credit facility bear interest at either Term Secured Overnight Financing Rate (“SOFR”) or Daily Simple SOFR-based rates plus 0.1%, plus a spread which ranges from 1.0% to 1.375% (Term SOFR and Daily Simple SOFR plus 1.0% at December 31, 2024), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or Term SOFR plus 1.0%, in each case plus a spread which ranges from 0 to 0.5% (0 at December 31, 2024), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 0.125% to 0.275% (0.125% at December 31, 2024). During 2023, we paid fees of $0.8 million in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in March 2028.
At December 31, 2024, there was no outstanding balance under the revolving credit agreement. At December 31, 2023, $15.4 million was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2024.
At-the-Market
Offering Program
On August 6, 2021, we entered into a sales agreement with Robert W. Baird & Co. Inc. (“Baird”), which enabled the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), for a maximum aggregate offering amount of up to $300.0 million (the “2021 ATM Program”).
During 2023, we issued and sold 45,000 shares of Common stock under the 2021 ATM Program for net proceeds of $15.2 million.
During 2024, we issued and sold 712,000 shares of Common stock under the 2021 ATM Program for net proceeds of $281.8 million. We used a portion of the proceeds to repay outstanding debt under our revolving credit agreement and purchased short-term cash investments with the remainder. In aggregate, we issued and sold $298.5 million of Common stock under the 2021 ATM Program.
On May 3, 2024, we entered into an amended and restated sales agreement with Baird (the “2024 ATM Program”), which enables the further issuance and sale of up to $400.0 million of shares of Common stock. At December 31, 2024, $400.0 million was available for sale under the 2024 ATM Program. The offer and sale of shares under the 2024 ATM Program were registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-282975).
Contractual Obligations
At December 31, 2024, operating lease liabilities for real property, vehicles, and equipment totaled $425.7 million and expire at various dates through 2034. Refer to Note 2 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for information on our operating lease liabilities and related maturities.
At December 31, 2024, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $44.0 million, of which approximately $39.0 million is with Carrier and its affiliates. These purchase obligations represent commitments under purchase orders for goods in the ordinary course of business that are enforceable and legally binding with defined terms as to price, quantity, and delivery.
The total amount of unrecognized tax benefits (net of the federal benefit received from state positions) relating to various tax positions we have taken, the timing of which is uncertain, was $6.3 million at December 31, 2024. Refer to Note 9 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for additional information on our unrecognized tax benefits.

Off-Balance
Sheet Arrangements
Refer to Note 15 to our audited consolidated financial statements included in this Annual Report on Form
10-K,
under the caption
“Off-Balance
Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2024.
Investment in Unconsolidated Entity
Carrier Enterprise I, one of our joint ventures with Carrier, in which we have an 80% controlling interest, has a 38.4% ownership interest in RSI, an HVAC distributor operating from 36 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income.
Carrier Enterprise I is a party to a shareholders’ agreement with RSI and its shareholders (the “RSI Shareholders’ Agreement”), consisting of five Sigler second generation family siblings and their affiliates, who collectively own 55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and an employee, who collectively own 6.2% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the RSI Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. At December 31, 2024, using the criteria set forth in the RSI Shareholders’ Agreement, the valuation of the RSI Shareholders’ RSI common stock was approximately $485.0 million.
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
We believe that our operating cash flows, cash on hand, short-term cash investments or funds available for borrowing under our revolving credit agreement, or use of the 2024 ATM Program would be sufficient to purchase any additional ownership interests in RSI for cash pursuant to the agreement described in the preceding paragraph.
Acquisitions
On January 3, 2025, Carrier Enterprise I acquired W.L. Lashley & Associates, Inc. (“Lashley”), a distributor of commercial HVAC supplies with annual sales of approximately $8.0 million, operating from one location in Houston, Texas. Consideration for the purchase consisted of $3.7 million in cash, 1,036 shares of Common stock having a fair value of $0.5 million, and $0.8 million for repayment of indebtedness. Carrier contributed $1.0 million cash to Carrier Enterprise I in connection with the acquisition of Lashley.
On February 1, 2024, one of our wholly owned subsidiaries acquired CSI, a distributor of HVAC products with annual sales of approximately $13.0 million, operating from two locations in Kentucky and Ohio. Consideration for the purchase consisted of $6.0 million in cash, 1,904 shares of Common stock having a fair value of $0.8 million, and $0.6 million for repayment of indebtedness, net of cash acquired of $1.4 million.
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
Common Stock Dividends
We paid cash dividends of $10.55, $9.80, and $8.55 per share on common stock in 2024, 2023, and 2022, respectively. On January 2, 2025, our Board of Directors declared a regular quarterly cash dividend of $2.70 per share on common stock that was paid on January 31, 2025 to shareholders of record as of January 17, 2025. On February 14, 2025, our Board of Directors approved an increase to the annual cash dividend per share on common stock to $12.00 per share from $10.80 per share, effective with the quarterly dividend that will be paid in April 2025. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, prospects, and other factors deemed relevant by our Board of Directors.
Dividend Reinvestment Plan
On March 29, 2024, we implemented the Watsco, Inc. Dividend Reinvestment Plan (the “DRIP”), under which existing shareholders may, in accordance with the DRIP, acquire shares of common stock, as applicable, by reinvesting all or a portion of the cash dividends paid on such shareholders’ shares of common stock. The DRIP has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-282975).
During 2024, we issued 27,561 shares of common stock under the DRIP.
Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2024, there were 1,129,087 shares remaining authorized for repurchase under the program. In considering any further stock repurchases under our repurchase program, we intend to evaluate the impact of the 1% excise tax on stock repurchases that became effective on January 1, 2023.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.
Foreign Currency Exposure
We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 5% and 3%, respectively, of our total revenues for 2024.
Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we consider entering into foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen, and gains should the U.S. dollar weaken, in each case against the Canadian dollar.

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $3.7 million impact to our financial position and results of operations for 2024.
Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.
We had only one foreign exchange contract at December 31, 2024, the total notional value of which was $5.1 million, and such contract expired during January 2025. For the year ended December 31, 2024, foreign currency transaction gains and losses did not have a material impact on our results of operations. See Note 16 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information on our derivative instruments.
Interest Rate Exposure
Our revolving credit facility exposes us to interest rate risk because borrowings thereunder accrue interest at one or more variable interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we consider entering into interest rate swap agreements with financial institutions that have investment grade credit ratings, thereby minimizing the credit risk associated with these instruments. We do not currently hold any such swap agreements or any other derivative contracts that hedge our interest rate exposure, but we may enter into such instruments in the future.
At December 31, 2024, we had no exposure to changes in interest rates based on our variable indebtedness, as no amount was outstanding under our revolving credit agreement, however, we evaluated our exposure to interest rates assuming we are fully borrowed under our $600.0 million revolving credit agreement and determined that a 100 basis-point change in interest rates would result in an impact to income before income taxes of approximately $6.0 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form
10-K
for further information about our debt.
The primary objective of our investment activities is to preserve principal while secondarily maximizing yields without significantly increasing risk. To achieve this objective in the current uncertain global financial markets, all cash and cash equivalents were held in bank deposits and U.S. Treasury Bills as of December 31, 2024. As the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows but would not materially impact the fair market value of the related underlying instruments. Based on the average cash balance held for fiscal 2024, a hypothetical 10% adverse change in our interest yield would not materially affect our operating results.

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
Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President, and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework
Internal Control
 — Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Watsco, Inc.
Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Inventories, net — Refer to Note 1
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. The Company periodically evaluates the carrying value of inventory, which requires management to make significant estimates and assumptions related to expected future salability of inventories in order to estimate the amount necessary to write down inventories to net realizable value. Changes in the assumptions related to future salability of inventories could have a significant impact on the net realizable value of inventory, the amount of the related write-down, or both.
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
February 28, 2025
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Watsco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows of Watsco, Inc. and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
Miami
,
Florida
February 24, 2023, except for Note 20, as to which the date is February 28, 2025.

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands, except per share data)	2024	2023	2022
Revenues	$7,618,317	$7,283,767	$7,274,344
Cost of sales	5,573,604	5,291,627	5,244,055

Gross profit	2,044,713	1,992,140	2,030,289
Selling, general and administrative expenses	1,293,439	1,223,507	1,221,382
Other income	30,501	26,177	22,671

Operating income	781,775	794,810	831,578
Interest (income) expense, net	(20,869)	4,920	2,165

Income before income taxes	802,644	789,890	829,413
Income taxes	166,904	155,751	125,717

Net income	635,740	634,139	703,696
Less: net income attributable to non-controlling interest	99,454	97,802	102,529

Net income attributable to Watsco, Inc.	$536,286	$536,337	$601,167

Earnings per share for Common and Class B common stock (collectively “common stock”):
Basic	$13.34	$13.72	$15.46

Diluted	$13.30	$13.67	$15.41

See accompanying notes to consolidated financial statements.

F-

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(In thousands)	2024	2023	2022
Net income	$635,740	$634,139	$703,696
Other comprehensive (loss) income, net of tax Foreign currency translation adjustment	(26,290)	7,906	(20,305)

Other comprehensive (loss) income	(26,290)	7,906	(20,305)
Comprehensive income	609,450	642,045	683,391
Less: comprehensive income attributable to non-controlling interest	90,726	100,329	95,758

Comprehensive income attributable to Watsco, Inc.	$518,724	$541,716	$587,633

See accompanying notes to consolidated financial statements.

F-

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$526,271	$210,112
Short-term cash investments	255,669	—
Accounts receivable, net	877,935	797,832
Inventories, net	1,385,436	1,347,289
Other current assets	34,670	36,698

Total current assets	3,079,981	2,391,931

Property and equipment, net	140,535	136,230
Operating lease right-of-use assets	419,138	368,748
Goodwill	451,858	457,148
Intangible assets, net	208,472	218,146
Investment in unconsolidated entity	168,611	146,238
Other assets	10,928	10,741

	$4,479,523	$3,729,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of lease liabilities	$110,273	$100,265
Accounts payable	490,879	369,396
Accrued expenses and other current liabilities	382,749	242,351

Total current liabilities	983,901	712,012

Long-term obligations:
Borrowings under revolving credit agreement	—	15,400
Operating lease liabilities, net of current portion	321,715	276,913
Finance lease liabilities, net of current portion	15,475	12,214

Total long-term obligations	337,190	304,527

Deferred income taxes and other liabilities	94,194	96,453

Commitments and contingencies
Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 38,861,032 and 38,705,586 shares outstanding at December 31, 2024 and 2023, respectively	19,431	19,353
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,578,921 and 5,562,945 shares outstanding at December 31, 2024 and 2023, respectively	2,789	2,781
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	1,472,170	1,153,459
Accumulated other comprehensive loss, net of tax	(59,893)	(42,331)
Retained earnings	1,295,972	1,183,207
Treasury stock, at cost, 4,066,978 and 4,778,988 shares of Common stock and 20,712 and 48,263 shares of Class B common stock at December 31, 2024 and 2023, respectively	(73,479)	(86,630)

Total Watsco, Inc. shareholders’ equity	2,656,990	2,229,839
Non-controlling interest	407,248	386,351

Total shareholders’ equity	3,064,238	2,616,190

	$4,479,523	$3,729,182

See accompanying notes to consolidated financial statements.

F-

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2021	38,799,632	$21,836	$1,003,932	$(34,176)	$760,796	$(87,440)	$332,467	$1,997,415
Net income					601,167		102,529	703,696
Other comprehensive loss				(13,534)			(6,771)	(20,305)
Issuances of restricted shares of common stock	143,059	72	(72)					—
Forfeitures of restricted shares of common stock	(13,000)	(7)	7					—
Common stock contribution to 401(k) plan	21,560	11	6,735					6,746
Stock issuances from exercise of stock options and employee stock purchase plan	120,696	60	20,742					20,802
Retirement of common stock	(322,060)	(161)	(87,327)					(87,488)
Share-based compensation			29,043					29,043
Dividends declared and paid on common stock, $8.55 per share					(332,447)			(332,447)
Distributions to non-controlling interest							(69,184)	(69,184)

Balance at December 31, 2022	38,749,887	21,811	973,060	(47,710)	1,029,516	(87,440)	359,041	2,248,278

Continued on next page.

F-

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2022	38,749,887	21,811	973,060	(47,710)	1,029,516	(87,440)	359,041	2,248,278
Net income					536,337		97,802	634,139
Other comprehensive income				5,379			2,527	7,906
Issuances of restricted shares of common stock	180,617	90	(90)					—
Forfeitures of restricted shares of common stock	(13,796)	(7)	7					—
Common stock contribution to 401(k) plan	35,533	18	8,844					8,862
Stock issuances from exercise of stock options and employee stock purchase plan	188,464	94	33,909					34,003
Issuance of Class B common stock	632	—	200					200
Common stock issued for Gateway Supply Company, Inc.	280,215	140	101,505					101,645
Retirement of common stock	(25,272)	(12)	(7,692)					(7,704)
Net proceeds from the sale of Common stock	45,000		13,994			810		14,804
Share-based compensation			29,722					29,722
Dividends declared and paid on common stock, $9.80 per share					(382,646)			(382,646)
Investment in unconsolidated entity							570	570
Distributions to non-controlling interest							(73,589)	(73,589)

Balance at December 31, 2023	39,441,280	22,134	1,153,459	(42,331)	1,183,207	(86,630)	386,351	2,616,190

Continued on next page.

F-

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2023	39,441,280	22,134	1,153,459	(42,331)	1,183,207	(86,630)	386,351	2,616,190
Net income					536,286		99,454	635,740
Other comprehensive loss				(17,562)			(8,728)	(26,290)
Issuances of restricted shares of common stock	110,160	55	(55)					—
Forfeitures of restricted shares of common stock	(21,215)	(10)	10					—
Common stock contribution to 401(k) plan	20,387	10	8,725					8,735
Stock issuances from exercise of stock options and employee stock purchase plan	142,563	71	32,813					32,884
Retirement of common stock	(82,377)	(41)	(41,432)					(41,473)
Net proceeds from the sale of Common stock	712,000		268,931			12,820		281,751
Common stock issued for Commercial Specialists, Inc.	1,904	1	751					752
Share-based compensation			36,075					36,075
Dividend reinvestment plan	27,561		12,893			331		13,224
Dividends declared and paid on common stock, $10.55 per share					(423,521)			(423,521)
Distributions to non-controlling interest							(69,829)	(69,829)

Balance at December 31, 2024	40,352,263	$22,220	$1,472,170	$(59,893)	$1,295,972	$(73,479)	$407,248	$3,064,238

See accompanying notes to consolidated financial
statements
.

F-

WATSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2024	2023	2022
Cash flows from operating activities:
Net income	$635,740	$634,139	$703,696
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,822	35,090	31,683
Share-based compensation	35,022	30,000	28,821
Non-cash contribution to 401(k) plan	8,735	8,862	6,746
Provision for doubtful accounts	4,285	7,158	8,539
Loss (gain) on sale of property and equipment	536	(143)	(1,624)
Deferred income tax provision (benefit)	229	(7,179)	13,466
Other income from investment in unconsolidated entity	(30,501)	(26,177)	(22,671)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(85,555)	(36,035)	(60,154)
Inventories, net	(41,678)	64,620	(259,860)
Accounts payable and other liabilities	197,765	(162,042)	121,993
Other, net	7,702	13,661	1,329

Net cash provided by operating activities	773,102	561,954	571,964

Cash flows from investing activities:
Purchases of short-term cash investments	(255,669)	—	—
Capital expenditures	(30,090)	(35,478)	(35,652)
Business acquisitions, net of cash acquired	(5,173)	(3,822)	(47)
Investment in unconsolidated entity	—	(2,849)	—
Other investment	—	(500)	—
Proceeds from sale of property and equipment	262	1,306	1,863

Net cash used in investing activities	(290,670)	(41,343)	(33,836)

Cash flows from financing activities:
Dividends on common stock	(423,521)	(382,646)	(332,447)
Repurchases of common stock to satisfy employee withholding tax obligations	(39,673)	(2,828)	(87,107)
Net (repayments) proceeds under current revolving credit agreement	(15,400)	15,400	—
Net repayments of finance lease liabilities	(6,027)	(4,045)	(3,042)
Distributions to non-controlling interest	—	(73,589)	(69,184)
Net repayments under prior revolving credit agreement	—	(56,400)	(32,600)
Payment of fees related to revolving credit agreement	—	(844)	—
Proceeds from non-controlling interest for investment in unconsolidated entity	—	570	—
Proceeds from Dividend Reinvestment Plan	13,224	—	—
Proceeds from issuances of Common stock under employee related plans	31,083	29,127	20,422
Net proceeds from the sale of Common stock	281,784	15,179	—

Net cash used in financing activities	(158,530)	(460,076)	(503,958)

Effect of foreign exchange rate changes on cash and cash equivalents	(7,743)	2,072	(4,933)

Net increase in cash and cash equivalents	316,159	62,607	29,237
Cash and cash equivalents at beginning of year	210,112	147,505	118,268

Cash and cash equivalents at end of year	$526,271	$210,112	$147,505

Supplemental cash flow information (
Note 22
)
See accompanying notes to consolidated financial
statements
.

F-

WATSCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Consolidation and Presentation
Watsco, Inc. (collectively with its subsidiaries, “Watsco,” the “Company,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2024, we operated from 690 locations in 43 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.
The consolidated financial statements include (i) the accounts of Watsco and its wholly owned subsidiaries, (ii) the accounts of five
 U.S. joint ventures and their subsidiaries with Carrier Global Corporation, which we refer to as Carrier, in which we have an 80% controlling interest and Carrier has a 20% non-controlling interest, (iii) the accounts of a Canadian joint venture with Carrier, in which we have a
60
% controlling interest and Carrier has a
40
%
non-controlling
interest, and (iv) a 38.4% investment in Russell Sigler, Inc. (“RSI”), owned by one of the Carrier joint ventures that is accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.
Foreign Currency Translation and Transactions
The functional currency of our operations in Canada is the Canadian dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and income and expense items are translated at the average exchange rates in effect during the applicable period. The aggregate effect of foreign currency translation is recorded in accumulated other comprehensive loss, net in our consolidated balance sheets. Our net investment in our Canadian operations is recorded at the historical rate and the resulting foreign currency translation adjustments are included in accumulated other comprehensive loss, net in our consolidated balance sheets. Gains or losses resulting from transactions denominated in U.S. dollars are recognized in earnings primarily within cost of sales in our consolidated statements of income.
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

F-

Short-Term Cash Investments
Short-term cash investments consist of certificates of deposit that have varying maturities through March 2025.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make the required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2024 and 2023, the allowance for doubtful accounts totaled $15,807 and $21,528, respectively.
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
Vendor Rebates
We have arrangements with several vendors that provide rebates payable to us when we achieve defined measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate rebates based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2024 and 2023, we had $19,171 and $18,688, respectively, of rebates recorded as a reduction of inventories. Substantially all vendor rebate receivables are collected within three months following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.
Purchase Discounts
We also have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventories until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income. At December 31, 2024 and 2023, we had $14,824 and $22,628, respectively, of cash discounts recorded as a reduction of inventories.
Pricing Claim Advances
We have arrangements with certain suppliers that invoice us based on a list price rather than on our net buy cost for specific inventory. Because our average holding period for inventory is approximately 90 days, these suppliers provide the differential between the list price and our net buy cost
through a pricing claim advance, which represents price adjustments for products that are still on hand in inventory. At December 31, 2024, $85,301 was recorded as a reduction of inventories related to pricing claim advances, of which $60,234 was provided by Carrier and its affiliates. At December 31, 2023, $85,913 was recorded as a reduction of inventories related to pricing claim advances, of which $63,546 was provided by Carrier and its affiliates.
Equity Securities
Investments in equity securities are recorded at fair value using the specific identification method and are included in other assets in our consolidated balance sheets. Changes in the fair value of equity securities and dividend income are recognized in our consolidated statements of income.

F-

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
(“ROU”) assets, current portion of lease liabilities, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered material to our consolidated balance sheets or consolidated statements of income. Finance lease ROU assets
at December 31, 2024 and 2023, of $20,972 and $16,328, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2024 and 2023, of $21,770 and $16,892
, respectively, are included in current portion of lease liabilities and finance lease liabilities, net of current portion in our consolidated balance sheets.
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
Goodwill and Intangible Assets
Goodwill is recorded when the purchase price paid for an acquisition of a business exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2025, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.
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

F-

We perform our impairment tests annually and have determined there was no impairment for any of the periods presented. There were no events or circumstances identified from the date of our assessment that would require an update to our annual impairment tests.

F-

Long-Lived Assets
Long-lived assets, other than goodwill and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is evaluated by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. We measure the impairment loss based on projected discounted cash flows using a discount rate reflecting the average cost of funds as compared to the asset’s carrying value. For the years ended December 31, 2024 and 2023, there were no such events or circumstances.
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
Product Returns
We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2024 and 2023 of $21,293 and $21,392, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.
Sales Incentives
We estimate sales incentives expected to be paid over the terms of the programs based on the most likely amounts. Sales incentives are accounted for as a reduction in the transaction price and are generally paid on an annual basis.

F-

Practical Expedients
We generally expense sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024, 2023, and 2022, were $25,337, $28,236, and $25,884, respectively.
Shipping and Handling
Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2024, 2023 and 2022, were $84,762, $82,600, and $86,620, respectively.
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
Earnings per Share
We compute earnings per share using the
two-class
method. The
two-class
method of computing earnings per share is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Shares of our restricted stock are considered participating securities because these awards contain a non-forfeitable
right to dividends irrespective of whether the awards ultimately vest. Under the two-class
method, earnings per common share for our common stock is computed by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted-average number of shares of common stock outstanding for the period. In applying the two-class
method, undistributed earnings are allocated to common stock and participating securities based on the weighted-average shares outstanding during the period.

F-

Diluted earnings per share reflects the dilutive effect of potentia
l co
mmon shares from stock options. The dilutive effect of outstanding stock options is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, would be used to purchase common stock at the average market price for the period. The assumed proceeds include the purchase price the optionee pays, the windfall tax benefit that we receive upon assumed exercise, and the unrecognized compensation expense at the end of each period.
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
Recently Adopted Accounting Standards
Segment Reporting
In September 2023, the Financial Accounting Standards Board (“FASB”) issued guidance that enhances segment reporting primarily by expanding the disclosures about significant segment expenses. Under the new standard, an entity will be required to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), how the CODM assesses segment performance and decides how to allocate resources, the title and position of the CODM, and certain other disclosures. The adoption of this guidance on January 1, 2024 did not have a material impact on our consolidated financial statements. See Note 20.
Recently Issued Accounting Standards Not Yet Adopted
Income Taxes
In December 2023, the FASB issued guidance that enhances annual income tax disclosures primarily by disaggregating the existing disclosures related to the effective tax rate reconciliation and income taxes paid. Under the new guidance, an entity will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. An entity will also be required to disclose the amount of income taxes paid disaggregated by federal, state, and foreign, and by individual jurisdictions equal to or greater than five percent of total income taxes paid. This guidance is effective prospectively and is effective for annual periods beginning after December 15, 2024. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

F-

Expense Disaggregation
In November 2024, the FASB issued guidance that requires entities to disclose additional information about certain expenses in the notes to the financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of adopting this new guidance on our consolidated financial statements.
2. LEASES
The components of operating lease expense were as follows:

Years Ended December 31,	2024	2023	2022
Lease cost	$124,800	$112,195	$101,578
Short-term lease cost	10,869	10,102	10,226
Variable lease cost	1,673	1,773	1,840
Sublease income	(346)	(436)	(373)

	$136,996	$123,634	$113,271

Supplemental balance sheet information related to operating leases were as follows:

December 31,	2024	2023
ROU assets	$419,138	$368,748
Current portion of operating lease liabilities	$103,978	$95,587
Operating lease liabilities	321,715	276,913

Total operating lease liabilities	$425,693	$372,500

Weighted Average Remaining Lease Term	5.0 years	4.8 years
Weighted Average Discount Rate	5.40%	4.91%
Supplemental cash flow information related to operating leases were as follows:

Years Ended December 31,	2024	2023	2022
Operating cash flows for the measurement of operating lease liabilities	$121,528	$110,614	$100,092
Operating lease ROU assets obtained in exchange for operating lease obligations	$155,223	$148,196	$140,704
At December 31, 2024, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2025	$124,420
2026	109,127
2027	82,552
2028	62,721
2029	43,834
Thereafter	66,159

Total lease payments	488,813
Less imputed interest	63,120

Total lease liability	$425,693

F-

At December 31,
2024, we had additional operating leases that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $20,000. These operating leases are expected to commence in 2025 with lease terms of more than 1 year to 10 years. These undiscounted amounts are not included in the table above.

F-

3. REVENUES
Disaggregation of Revenues
The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2024	2023	2022
Primary Geographical Regions:
United States	$6,860,648	$6,540,646	$6,578,897
Canada	355,797	374,659	389,119
Latin America and the Caribbean	401,872	368,462	306,328

	$7,618,317	$7,283,767	$7,274,344

Major Product Lines:
HVAC equipment	69%	69%	68%
Other HVAC products	27%	27%	28%
Commercial refrigeration products	4%	4%	4%

	100%	100%	100%

F-

4. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share for our common stock:

Years Ended December 31,	2024	2023	2022
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$536,286	$536,337	$601,167
Less: distributed and undistributed earnings allocated to restricted common stock	37,392	36,966	51,365

Earnings allocated to Watsco, Inc. shareholders	$498,894	$499,371	$549,802

Weighted-average common shares outstanding - Basic	37,391,461	36,406,148	35,564,203

Basic earnings per share for common stock	$13.34	$13.72	$15.46

Allocation of earnings for Basic:
Common stock	$454,680	$455,186	$499,792
Class B common stock	44,214	44,185	50,010

	$498,894	$499,371	$549,802

Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$536,286	$536,337	$601,167
Less: distributed and undistributed earnings allocated to restricted common stock	37,369	36,932	51,294

Earnings allocated to Watsco, Inc. shareholders	$498,917	$499,405	$549,873

Weighted-average common shares outstanding - Basic	37,391,461	36,406,148	35,564,203
Effect of dilutive stock options	118,871	125,535	119,431

Weighted-average common shares outstanding - Diluted	37,510,332	36,531,683	35,683,634

Diluted earnings per share for common stock	$13.30	$13.67	$15.41

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2024, 2023, and 2022, our outstanding Class B common stock was convertible into 3,313,787, 3,221,259, and 3,234,939 shares of our Common stock, respectively.
Diluted earnings per share excluded 30,154, 18,489, and 190,462 shares for the years ended December 31, 2024, 2023, and 2022, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.
5. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency.
The change in accumulated other comprehensive loss, net of tax, was as follows:

Years Ended December 31,	2024	2023	2022
Foreign currency translation adjustment:
Beginning balance	$(42,331)	$(47,710)	$(34,176)
Current period other comprehensive (loss) income	(17,562)	5,379	(13,534)

Ending balance	$(59,893)	$(42,331)	$(47,710)

F-

6. SUPPLIER CONCENTRATION
Purchases from our top ten suppliers comprised 85%, 86%, and 84% of all purchases made in 2024, 2023, and 2022, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62%, 65%, and 60% of all purchases made in 2024, 2023, and 2022, respectively. See Note 19. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially adversely impact our consolidated results of operations and consolidated financial position.
7. PROPERTY AND EQUIPMENT
Property and equipment, net, consists of:

December 31,	2024	2023
Land	$676	$676
Buildings and improvements	103,394	100,086
Machinery, vehicles, and equipment	145,126	130,958
Computer hardware and software	115,022	101,311
Furniture and fixtures	25,825	24,545

	390,043	357,576
Accumulated depreciation and amortization	(249,508)	(221,346)

	$140,535	$136,230

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2024, 2023, and 2022, were $35,391, $30,767, and $26,974, respectively.
8. DEBT
We maintain an unsecured, five-year $600,000 syndicated multicurrency revolving credit agreement, which may be used for, among other things, funding seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500,000 at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment) and we effected this reduction on October 1, 2024. Included in the revolving credit facility are a $125,000 swingline loan sublimit, a $10,000 letter of credit sublimit, a $75,000 alternative currency borrowing sublimit, and an $10,000 Mexican borrowing subfacility. The revolving credit agreement matures on March 16, 2028.
Borrowings under the revolving credit facility bear interest at either Term Secured Overnight Financing Rate (“SOFR”) or Daily Simple SOFR-based rates plus 0.1%, plus a spread which ranges from 1.0% to 1.375% (Term SOFR and Daily Simple SOFR plus 1.0% at December 31, 2024), depending on our ratio of total debt to EBITDA, or on rates based on the highest of the Federal Funds Effective Rate plus 0.5%, the Prime Rate or Term SOFR plus 1.0%, in each case plus a spread which ranges from 0 to 0.5% (0 at December 31, 2024), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 0.125% to 0.275% (0.125% at December 31, 2024). During 2023, we paid fees of $844 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in March 2028.
At December 31, 2024, there
w
as
 no
outstanding
balance
under the revolving credit agreement. At December 31, 2023, $
15,400 was outstanding under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2024.

F-

9. INCOME TAXES
The sources of income before income taxes
we
re as follows:

Years Ended December 31,	2024	2023	2022
U.S.	$725,603	$710,327	$758,734
Foreign	77,041	79,563	70,679

	$802,644	$789,890	$829,413

The components of income tax expense from our wholly owned operations and investments and our controlling interest in the Carrier joint ventures were as follows:

Years Ended December 31,	2024	2023	2022
Current:
U.S. Federal	$115,991	$119,133	$71,475
State	30,331	29,749	27,202
Foreign	20,353	14,048	13,574

	166,675	162,930	112,251

Deferred:
U.S. Federal	1,392	(5,581)	10,766
State	377	(1,301)	3,695
Foreign	(1,540)	(297)	(995)

	229	(7,179)	13,466

Income tax expense	$166,904	$155,751	$125,717

We calculate our income tax expense and our effective tax rate for
100
% of income attributable to our wholly owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.
Following is a reconciliation of the effective income tax rate:

Years Ended December 31,	2024	2023	2022
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit and other	3.6	3.5	4.6
Excess tax benefits from share-based compensation	(1.8)	(1.8)	(8.6)
Tax effects on foreign income	1.0	0.2	0.3
FDII	(0.1)	(0.1)	(0.1)
Change in valuation allowance	0.2	0.3	0.4
Tax credits and other	(0.4)	(0.8)	(0.4)

Effective income tax rate attributable to Watsco, Inc.	23.5	22.3	17.2
Taxes attributable to non-controlling interest	(2.7)	(2.6)	(2.0)

Effective income tax rate	20.8%	19.7%	15.2%

F-

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2024	2023
Deferred tax assets:
Share-based compensation	$34,215	$30,847
Capitalized inventory costs and adjustments	4,891	5,387
Allowance for doubtful accounts	2,636	4,096
Self-insurance reserves	1,164	1,701
Capitalized research and development costs	10,026	6,712
Other	6,562	7,678
Net operating loss carryforwards	4,804	4,584

	64,298	61,005
Valuation allowance	(11,554)	(10,468)

Total deferred tax assets	52,744	50,537

Deferred tax liabilities:
Deductible goodwill	(106,221)	(104,026)
Depreciation	(21,798)	(24,973)
Unremitted earnings of domestic affiliates	(6,563)	(5,008)
Other	(4,466)	(4,390)

Total deferred tax liabilities	(139,048)	(138,397)

Net deferred tax liabilities (1)	$(86,304)	$(87,860)

(1)	Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.
Provisions of the Tax Cuts and Jobs Act of 2017 (the “TCJA”), such as the one-time
repatriation transition tax and the global intangible
low-taxed
income (“GILTI”) for years beginning in 2018, effectively taxed the undistributed earnings previously deferred from U.S. federal and certain state income taxes and eliminated any additional U.S. taxation resulting from repatriation of earnings on
non-U.S.
subsidiaries. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to provide for the tax expense related to GILTI in the year the tax was incurred as a period expense. As of December 31, 2024, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $168,000.
Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for state taxes and foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2024 is not practicable to estimate.
On March 11, 2021, the America Rescue Plan Act of 2021 (the “ARPA”) was enacted. The ARPA expanded IRC Section 162(m) to include five additional most highly compensated individuals. The expansion of Section 162(m) coverage is effective for tax years beginning after December 31, 2026. Unlike the employees subject to Section 162(m) by virtue of being the Chief Executive Officer (“CEO”), Chief Financial Officer, or three most highly compensated named executive officers, an employee who is identified as one of the “additional” five employees is not considered to be a covered employee indefinitely. The five additional employees will be subject to the annual $1,000 cap on compensation and will be determined annually.
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

F-
2
5

The Organization for Economic Cooperation and Development has a framework to implement a global minimum corporate tax rate of 15% for companies with global revenues and profits above certain thresholds (“Pillar Two”), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025. On January 20, 2025, President Trump signed an executive order effectively cancelling the United States’ commitments to the global minimum tax rules, stating that those commitments cannot have any effect in the U.S. without an act of approval of the U.S. Congress. Since we do not have significant operations in jurisdictions with tax rates below the 15% minimum, Pillar Two did not impact our global tax costs in 2024 and it is not expected to be material in future periods. We will monitor evolving tax legislation related to global minimum tax rules in the jurisdictions in which we operate for impacts on our tax provision and effective tax rate.
Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. The valuation allowance was $11,554 and $10,468 at December 31, 2024 and 2023, respectively. The increase was primarily attributable to the impact on U.S
.
deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m).
At December 31, 2024, there were state net operating loss carryforwards of $22,692, some of which expire in 2026, with the majority having an indefinite carryforward period. At December 31, 2024, there were foreign net operating loss carryforwards of $17,953, which expire in varying amounts from 2036 through 2044. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2024.
We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2021. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2020.
At December 31, 2024 and 2023, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $7,783 and $7,874, respectively. Of these totals, $6,263 and $6,559, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our policy is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters in income tax expense in the consolidated statements of income. At December 31, 2024 and 2023, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $
1,196 and $1,471, respectively, and is included in deferred income taxes and other current liabilities in the accompanying consolidated balance sheets.
The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2021	$6,727
Additions based on tax positions related to the current year	1,867
Reductions due to lapse of applicable statute of limitations	(842)

Balance at December 31, 2022	7,752
Additions based on tax positions related to the current year	1,215
Reductions due to lapse of applicable statute of limitations	(1,093)

Balance at December 31, 2023	7,874
Additions based on tax positions related to the current year	1,439
Reductions due to lapse of applicable statute of limitations	(1,530)

Balance at December 31, 2024	$7,783

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

F-

Under the 2021 Plan, the number of shares of common stock available for issuance is (i)
2,500,000
, plus (ii)
7,327
shares of common stock that remained available for grant in connection with awards under the Watsco, Inc. 2014 Incentive Compensation Plan (the “2014 Plan”) on the date on which our shareholders approved the 2021 Plan, plus (iii) shares underlying currently outstanding awards issued under the 2014 Plan, which shares become reissuable

under
the 2021 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of
211,957
shares of common stock, net of cancellations, had been awarded under the 2021 Plan as of December 31, 2024. As of December 31, 2024,
2,295,370
shares of common stock were reserved for future grants under the 2021 Plan. Options under the 2021 Plan vest over two
to
seven
years
of service and have contractual terms of five and ten years. Awards of restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age
62
or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.
Our second plan, the 2014 Plan, expired in 2021; therefore, no additional options may be granted, but awards remain outstanding in accordance with their respective terms. There were 65,850 options to
p
urchase
common stock outstanding under the 2014 Plan at December 31, 2024. Options under the 2014 Plan vest over two
to four years of service and have contractual terms of five years.
The following is a summary of stock option activity under the 2021 Plan and the 2014 Plan as of and for the year ended December 31, 2024:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Options outstanding at December 31, 2023	410,865	$260.82
Granted	41,200	431.36
Exercised	(137,320)	222.78
Forfeited	(11,250)	288.67
Expired	(3,000)	164.30

Options outstanding at December 31, 2024	300,495	$301.50	2.50	$51,907

Options exercisable at December 31, 2024	78,102	$249.19	1.36	$17,560

The following is a summary of restricted stock activity as of and for the year ended December 31, 2024:

	Shares	Weighted- Average Grant Date Fair Value
Restricted stock outstanding at December 31, 2023	2,736,681	$124.56
Granted	110,160	428.46
Vested	(199,329)	33.18
Forfeited	(21,215)	261.60

Restricted stock outstanding at December 31, 2024	2,626,297	$143.14

The weighted-average grant date fair value of restricted stock granted during 2024, 2023, and 2022 was $428.46, $302.71, and $290.55, respectively. The fair value of restricted stock that vested during 2024, 2023, and 2022 was $102,328, $5,745, and $271,781, respectively.
During 2024, 78,378 shares of common stock with an aggregate fair market value of $39,613 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2023, 7,585 shares of common stock with an aggregate fair market value of $2,215 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2022, 320,468 shares of Class B common stock, which include the 311,408 surrendered shares referenced below, with an aggregate fair market value of $87,049 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.

F-

2022 Vesting of Restricted Stock Held by our CEO
On October 15, 2022, 975,622 shares of Class B restricted stock previously granted to our CEO during the period from 1997 to 2011 under various performance-based incentive plans vested. The vested shares had a value of $265,106 based on the closing price of our Class B common stock as of that date, which wa
s deductible in our 2022 income tax return. The vesting of shares provided a cash benefit of approximately $67,000 in 2022 and reduced our

provision
for income taxes in 2022 by approximately $
49,000
. This vested value constitute
d
 taxable compensation to our CEO for income tax purposes and was subject to statutory withholding. Upon vesting, we funded $
104,319
in statutory withholding, which, in turn, was satisfied by the CEO through a cash payment to us of $
19,700
and by the surrendering of
311,408
shares of Class B common stock. Accordingly,
664,214
shares of Class B common stock were retained by the CEO, and we retired the surrendered shares.
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
U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. Expected volatility is based on the historical volatility of our stock.
The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2024	2023	2022
Expected term in years	5.16	4.25	4.25
Risk-free interest rate	4.17%	4.11%	3.04%
Expected volatility	24.72%	25.38%	23.10%
Expected dividend yield	2.55%	3.15%	2.84%
Grant date fair value	$93.88	$67.32	$46.60
Exercise of Stock Options
The total intrinsic value of stock options exercised during 2024, 2023, and 2022 was $32,481, $30,515, and $13,046, respectively. Cash received from the exercise of stock options during 2024, 2023, and 2022 was $28,791, $26,835, and $18,425, respectively. The tax benefit from stock option exercises during 2024, 2023, and 2022 was $7,040, $6,617, and $2,658, respectively. During 2024, 2023, and 2022, 3,999 shares of Common stock with an aggregate fair market value of $1,860, 17,687 shares of Common stock with an aggregate fair market value of $5,489 and 1,592 shares of Common stock with an aggregate fair market value of $438, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.
Share-Based Compensation Expense
The following table provides information on share-based compensation expense:

Years Ended December 31,	2024	2023	2022
Stock options	$3,798	$3,603	$3,856
Restricted stock	31,224	26,397	24,965

Share-based compensation expense	$35,022	$30,000	$28,821

At December 31, 2024, there was $7,188 of unrecognized
pre-tax
compensation expense related to stock options granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of approximately 2.1 years. The total fair value of stock options that vested during 2024, 2023, and 2022 was $4,022, $2,751, and $2,721, respectively.

F-

At December 31, 2024, there was $
222,387
of unrecognized
pre-tax
compensation expense related to restricted stock, which is expected to be recognized over a weighted-average period of approximately
11.7
years. Of this amount, approximately $
45,000
is related to awards granted to our CEO, of which approximately $
10,000
, $
17,000
, $
13,000
, and $
5,000
vest in approximately
2
,
4
,
5
and
8
years upon his attainment of age
86
,
88
,
89
, and
92
respectively, and approximately $
56,000
is related to awards granted to our President, of which approximately $
55,000
and $
1,000
vest in approximately
19
and
21
years upon his attainment of age
62
and
64
, respectively.
In the

event
that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2024, we were obligated to issue
21,597
shares of restricted stock to our CEO that vest in
 approximately
8
years,
19,906
shares of restricted stock to our President that vest in
 approximately
19
years, and an estimated
4,747
shares of restricted stock to various key leaders that vest in approximately
5
-
11
years in connection with 2024’s performance-based incentive compensation program.
Employee Stock Purchase Plan
The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2024, 2023, and 2022, employees purchased 2,935, 4,096, and 4,101 shares of Common stock at an average price of $429.60, $306.80, and $262.57 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 2,308, 3,079, and 3,365 additional shares during 2024, 2023, and 2022, respectively. We received proceeds of $2,292, $2,292, and $1,997, respectively, during 2024, 2023, and 2022, for shares of our Common stock purchased and reinvested under the ESPP. At December 31, 2024, 431,061 shares remained available for purchase under the ESPP.
401(k) Plan
We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2024, 2023, and 2022, we issued 20,387, 35,533, and 21,560 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $8,735, $8,862, and $6,746, respectively.
11. INVESTMENT IN UNCONSOLIDATED ENTITY
Our first joint venture with Carrier, Carrier Enterprise, LLC, which we refer to as Carrier Enterprise I, has a 38.4% ownership interest in RSI, an HVAC distributor operating from 3
6
locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income. Effective December 18, 2023, Carrier Enterprise I acquired an additional 0.3% ownership interest in RSI for cash consideration of $2,849, of which we contributed $2,279 and Carrier contributed $570. This acquisition increased Carrier Enterprise I’s ownership interest in RSI from 38.1% to 38.4%.
Carrier Enterprise I is a party to a shareholders’ agreement with RSI and its shareholders (the “RSI Shareholders’ Agreement”), consisting of five Sigler second generation family siblings and their affiliates, who collectively own
55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and an employee, who collectively own 6.2
% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the RSI Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its
38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 38.4% equity interest in RSI and its right to appoint two
out of RSI’s
six
board members, this investment in RSI is accounted for under the equity method.

F-

On
July 28, 2023, Watsco, Carrier Enterprise I, and the RSI Majority Holders entered into an agreement that (1) provides Carrier Enterprise I the discretion, but not the obligation, to fund up to
80
% of any purchase from the RSI Majority Holders of their RSI common stock, as required under the Shareholders’ Agreement, using Watsco Common stock (the “Offered Shares”), (2) provides that any Offered Shares actually issued would be valued based on the average volume-weighted average price of Watsco’s Common stock for the ten trading days immediately preceding the payment date for the applicable RSI shares, and (3) limits the amount of RSI shares that may be collectively sold by the RSI Majority Holders to Carrier Enterprise I under the Shareholders’ Agreement to $
125,000
during any rolling
12-month
period. We have not issued or sold any Offered Shares, and there is no assurance that we will issue and sell any Offered Shares, nor is the number of Offered Shares that may be issued and sold currently determinable.
12. ACQUISITIONS
Commercial Specialists, Inc.
On February 1, 2024, one of our wholly owned subsidiaries acquired Commercial Specialists, Inc. (“CSI”), a distributor of HVAC products with annual sales of approximately $13,000, operating from two locations
in Kentucky and Ohio. Consideration for the purchase consisted of $6,037 in cash, 1,904 shares of Common stock having a fair value of $752, and $562 for repayment of indebtedness, net of cash acquired of $1,426. The purchase price resulted in the recognition of $2,469 in goodwill. The tax basis of such goodwill is deductible for income tax purposes over 15 years.
Gateway Supply Company, Inc.
On September 1, 2023, we acquired substantially all the assets and assumed certain of the liabilities of Gateway Supply Company, Inc. (“GWS”), a plumbing and HVAC distributor with annual sales of approximately $180,000, operating from 15 locations in South Carolina and one location in Charlotte, North Carolina. We formed a new, wholly owned subsidiary, Gateway Supply LLC, that operates this business. Consideration for the net purchase price consisted of $4,000 in cash, net of cash acquired of $3,102, and 280,215 shares of Common stock having a fair value of $101,645, net of a discount for lack of marketability. Of the 280,215 shares of Common stock issued, 21,228 shares were subject to a contractual restriction that generally prohibited the sale or other transfer of such shares by GWS and its permitted transferees for a period of one year following the closing date with respect to half of such shares, and two years following the closing date with respect to the other half of such shares. The purchase price resulted in the recognition of $69,086 in goodwill and intangibles. The fair value of the identified intangible assets was $44,000 and consisted of $18,600 in trade names and distribution rights, and $25,400 in customer relationships to be amortized over an
18-year
period. The tax basis of the acquired goodwill recognized is not deductible for income tax purposes.
The table below presents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from the acquisition of GWS based on their respective fair values as of September 1, 2023:

Accounts receivable	$21,159
Inventories	37,098
Other current assets	319
Property and equipment	3,213
Operating lease ROU assets	15,737
Goodwill	25,086
Intangibles	44,000
Other assets	86
Current portion of lease liabilities	(3,633)
Accounts payable	(8,306)
Accrued expenses and other current liabilities	(4,934)
Operating lease liabilities, net of current portion	(12,434)
Finance lease liabilities, net of current portion	(1,431)
Other liabilities	(13,417)

Total	$102,543

F-

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
The results of operations of these acquisitions have been included in the consolidated financial statements from their respective dates of acquisition. The pro-forma effect of these acquisitions was not deemed significant to the consolidated financial statements.
13. GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2022	$430,711
Acquired goodwill	25,547
Foreign currency translation adjustment	890

Balance at December 31, 2023	457,148
Acquired goodwill	2,469
Adjustment to goodwill related to 2023 acquisition	(12)
Foreign currency translation adjustment	(7,747)

Balance at December 31, 2024	$451,858

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives in Years	2024	2023
Indefinite lived intangible assets - Trade names, trademarks, and distribution rights		$165,910	$174,779
Finite lived intangible assets:
Customer relationships	7-18	107,149	110,489
Patented and unpatented technology	7	1,517	1,650
Trade name	10	4,293	1,150
Accumulated amortization		(70,397)	(69,922)

Finite lived intangible assets, net		42,562	43,367

		$208,472	$218,146

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2024, 2023, and 2022, were $5,431, $4,323, and $4,709, respectively.
Based on the finite lived intangible assets recorded at December 31, 2024, annual amortization for the next five years is expected to approximate the following:

2025	$5,200
2026	$5,100
2027	$3,400
2028	$2,500
2029	$2,500

F-

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
Preferred Stock
We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2024 or 2023.
Dividend Reinvestment Plan
On March 29, 2024, we implemented the Watsco, Inc. Dividend Reinvestment Plan (the “DRIP”), under which existing shareholders may, in accordance with the DRIP, acquire shares of common stock, as applicable, by reinvesting all or a portion of the cash dividends paid on such shareholders’ shares of common stock. The DRIP has been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-282975).
During 2024, we issued
27,561
shares of common stock under the DRIP.
At-the-Market
Offering Program
On August 6, 2021, we entered into
 a sales agreement with Robert W. Baird & Co. Inc. (“Baird”), which enabled the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, for a maximum aggregate offering amount of up to $
300,000
 (the “2021 ATM Program”).
During 2024, we issued and sold 712,000 shares of Common stock under the 2021 ATM Program for net proceeds of $281,784. Direct costs of $33 incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in
capital. During 2023, we issued and sold 45,000 shares of Common stock under the 2021 ATM Program for net proceeds of $15,179. Direct costs of $375 incurred in connection with the offering were charged against the proceeds from the sale of Common stock and reflected as a reduction of paid-in
capital.
In aggregate, we issued and sold
$298,455

of Common stock under the 2021 ATM Program.
On May 3, 2024, we entered into an amended and restated sales agreement with Baird (the “2024 ATM Program”), which enables the further issuance and sale of up to

$
400,000
of
shares of
Common stock. At December 31, 2024, $
400,000
was available for sale under the 2024 ATM Program. The offer and sale of shares under the 2024 ATM Program were registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form
S-3
(File
No. 333-282975).
Company Share Repurchase Program
In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity.
No
shares were repurchased during 2024, 2023 or 2022. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2024, there were 1,129,087 shares remaining authorized for repurchase under the program. In considering any further stock repurchases under our repurchase program, we intend to evaluate the impact of the 1% excise tax on stock repurchases that became effective on January 1, 2023.

F-

15. FINANCIAL INSTRUMENTS
Recorded Financial Instruments
Recorded financial instruments consist of cash and cash equivalents, short-term cash investments, accounts receivable, accounts payable, lease liabilities, and borrowings under our revolving credit agreement. At December 31, 2024 and 2023, the fair values of cash and cash equivalents, short-term cash investments, accounts receivable, and accounts payable approximated their carrying values due to the short-term nature of these instruments.
The fair values of lease liabilities approximated their carrying values based on the present value of future lease payments. The fair values of variable rate borrowings under our revolving credit agreement also approximate their carrying value based upon interest rates available for similar instruments with consistent terms and remaining maturities.
Off-Balance
Sheet Financial Instruments
At December 31, 2024 and 2023, we were contingently liable under standby letters of credit for $350 and $150, respectively, which were required by leases for real property. Additionally, at December 31, 2024 and 2023, we were contingently liable under various performance bonds aggregating approximately $12,700 and $13,600, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business.
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
Derivatives Not Designated as Hedging Instruments
We have entered into foreign currency forward and option contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. We had only one foreign currency exchange contract not designated as a hedging instrument at December 31, 2024, the total notional value of which was $5,100. Such contract expired in January 2025.
We recognized gains (losses) of $
3,232, $
(
2,791
)
, and $
(
917
)
from foreign currency forward and option contracts not designated as hedging instruments in our consolidated statements of income for 2024, 2023, and 2022, respectively
.

F-

17. FAIR VALUE MEASUREMENTS
The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis
:

		Total	Fair Value Measurements at December 31, 2024 Using
	Balance Sheet Location		Level 1	Level 2	Level 3
Assets:
Certificates of deposit	Short-term cash investments	$255,669	—	$255,669	—
Derivative financial instruments	Other current assets	$6	—	$6	—
Equity securities	Other assets	$1,078	$1,078	—	—
Private equities	Other assets	$1,500	—	—	$1,500

			Fair Value Measurements at December 31, 2023 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Derivative financial instruments	Other current assets	$5	—	$5	—
Equity securities	Other assets	$1,044	$1,044	—	—
Private equities	Other assets	$1,500	—	—	$1,500
The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:
Short-term cash investments
– these investments consist of certificates of deposit that have varying maturities through March 2025. We classify these investments within Level 2 of the valuation hierarchy because fair value is based on indirectly observable market inputs.
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
Self-Insurance
Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $6,247 and $9,747 at December 31, 2024 and 2023, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

F-

Variable Interest Entity
As of December 31, 2024, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. At December 31, 2024, the maximum exposure to loss related to our involvement with this entity is limited to approximately $7,700 and we have a cash deposit of approximately $3,800 with them as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2024, there were no other entities that met the definition of a VIE.
Purchase Obligations
At December 31, 2024, we were obligated under various
non-cancelable
purchase orders with our key suppliers for goods aggregating approximately $44,000, with approximately $39,000 attributable to Carrier and its affiliates.
19. RELATED PARTY TRANSACTIONS
Purchases from Carrier and its affiliates comprised 62%, 65%, and 60%, of all inventory purchases made during 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, approximately $204,000 and $100,000, respectively, was payable to Carrier and its affiliates, net of receivables. We also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2024, 2023, and 2022 included approximately $82,000, $110,000, and $97,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length
basis in the ordinary course of business.
A member of our Board of Directors is a Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2024, 2023, and 2022, fees for services performed were $279, $192, and $186, respectively, and $32 and $3 was payable at December 31, 2024 and 2023, respectively.
20. SEGMENT REPORTING
We have one operating and reporting segment: HVAC/R distribution. This sole line of business focuses exclusively on the distribution of air conditioning, heating, and refrigeration equipment and related parts and supplies. Our single reportable segment entity is managed on a consolidated basis, with the CEO serving as the CODM. On a monthly basis the CODM reviews financial information presented on a consolidated basis, as reported in the consolidated statements of income, and uses consolidated operating income and net income to assess performance and allocate resources. Significant expenses within operating income and net income include cost of sales and selling, general and administrative expenses, which are each separately presented in the consolidated statements of income. Other segment items within net income include interest and income taxes. See Note 21 for geographical information.
21. INFORMATION ABOUT GEOGRAPHIC AREAS
Our operations are primarily within the United States, including Puerto Rico, Canada, and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin.
The following tables set forth revenues and long-lived assets by geographical area:

Years Ended December 31,	2024	2023	2022
Revenues:
United States	$6,860,648	$6,540,646	$6,578,897
Canada	355,797	374,659	389,119
Latin America and the Caribbean	401,872	368,462	306,328

Total revenues	$7,618,317	$7,283,767	$7,274,344

F-

Revenues are attributed to countries based on the location of the store from which the sale occurred. See Note 3 for our disaggregated revenues by major product line.

December 31,	2024	2023
Long-Lived Assets:
United States	$1,222,171	$1,150,736
Canada	155,897	167,314
Latin America and the Caribbean	21,474	19,201

Total long-lived assets	$1,399,542	$1,337,251

Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, our investment in an unconsolidated entity, and property and equipment.
22. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information was as follows:

Years Ended December 31,	2024	2023	2022
Interest paid	$969	$10,115	$3,505
Income taxes net of refunds	$124,599	$188,443	$105,736
Common stock issued for CSI	$752	—	—
Common stock issued for GWS	—	$101,645	—
23. SUBSEQUENT EVENTS
On January 3, 2025,
Carrier Enterprise I acquired W.L. Lashley & Associates, Inc. (“Lashley”), a distributor of commercial HVAC supplies with annual sales of approximately $8,000, operating from one location in Houston, Texas. Consideration for the purchase consisted of $3,662 in cash, 1,036 shares of Common stock having a fair value of $493, and $838 for repayment of indebtedness. Carrier contributed $1,000 cash to Carrier Enterprise I in connection with the acquisition of Lashley.
On February 14, 2025, our Board of Directors approved an increase to the annual cash dividend per share of common stock to
$12.00 per share from $10.80 per share, effective with the dividend that will be paid in April 2025.

F-
36