Form 10-K, Exhibit 13
period 2025-12-31
WATSCO INC
filed 2026-02-27
CIK 105016

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
•
international risk, including related to changes in trade policies and tariffs;
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

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the year ended December 31, 2025. This discussion should be read in conjunction with the information contained in Item 1A, “Risk Factors” and the consolidated financial statements, including the notes thereto, included under Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K for the year ended December 31, 2025.

Company Overview

Watsco, Inc. was incorporated in Florida in 1956, and, together with its subsidiaries (collectively, “Watsco,” the “Company,” or “we,” “us,” or “our”) is the largest distributor of air conditioning, heating, and refrigeration equipment, and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2025, we operated from 695 locations in 43 U.S. States, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

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

Tariffs

We continue to monitor macroeconomic conditions and recent U.S. trade policy announcements, which have implications for the various OEMs and vendors that comprise our supply chain. Many HVAC equipment and component manufacturers, including Carrier Global Corporation (“Carrier”) and Rheem Manufacturing Company, source component parts from China and Mexico or assemble significant portions of residential and light-commercial products in Mexico, exposing them to tariff and inflationary pressures. In response, our OEM partners and suppliers have implemented varied price actions. To mitigate these effects, we have taken pricing actions, leveraging our technology platforms to efficiently adapt to changing conditions. While the long-term impact of tariffs remains uncertain, we believe that our focus on the HVAC replacement market remains a stabilizing factor, given the essential role of these products in providing comfort and healthy environments for homeowners and businesses. However, if additional restrictions, amendments to existing trade agreements, such as the United States-Mexico-Canada Agreement, or further tariff increases on goods sourced from or assembled in Mexico and China, significantly raise our product costs, then we may need to increase our prices further, which could lead to reduced sales, customer loss, and potential harm to our business.

Climate Change and Reductions in CO2e Emissions

We believe that our business plays an important and significant role in the drive to lower CO2e emissions. According to the U.S. Department of Energy (“DOE”), heating and air conditioning accounts for roughly half of household energy consumption in the U.S. As such, replacing older, less efficient HVAC systems with higher efficiency systems is one of the most meaningful steps homeowners can take to reduce their electricity costs and carbon footprints.

The overwhelming majority of new HVAC systems that we sell replace systems that likely operate below current minimum efficiency standards in the U.S. and may use more harmful refrigerants that have been, or are being, phased-out. As consumers replace HVAC systems with new, higher-efficiency systems, homeowners will consume less energy, save costs, and reduce their carbon footprints.

The sale of high-efficiency systems has long been a focus of ours, and we have invested in tools and technology intended to capture an increasingly richer sales mix over time. In addition, regulatory mandates will likely periodically increase the required minimum Seasonal Energy Efficiency Ratio rating, referred to as SEER, thus providing a catalyst for increased sales of higher-efficiency systems. The Company expects these regulations to reduce the carbon footprint of end-users and increase average selling prices over time, subject to customary risks of quality, availability, and performance of new HVAC systems.

The American Innovation and Manufacturing Act of 2020 granted the U.S. Environmental Protection Agency (the “EPA”) the authority to regulate HFC refrigerants. Although HFCs were introduced as alternatives to ozone-depleting substances like chlorofluorocarbons and hydrochlorofluorocarbons, they are now recognized greenhouse gases that impact climate change due to their high global warming potential (“GWP”). Consequently, a required 85% phasedown of HFC production and consumption over a 15-year period commenced on January 1, 2022 (40% of which was completed in 2024). Further regulations were implemented that (1) restricted the use of high-GWP refrigerants in new HVAC systems (the “410A Systems”) manufactured after December 31, 2024 and (2) established a timeline over which the sales and installation of 410A Systems by distributors and contractors were permitted. Beginning in late 2024, the Company, in collaboration with its OEMs and in anticipation of the change, began to transition its inventory to the new lower-GWP HVAC systems (the “A2L Systems”) and phase-out the 410A Systems. The regulations permitted the sale and installation of matching 410A HVAC Systems (i.e., outdoor and indoor components that are installed together) through December 31, 2025, after which the outdoor or indoor components may be separately sold and installed thereafter without limitation or expiration. On October 3, 2025, the EPA proposed changes to this regulation that would eliminate or extend the December 31, 2025 installation deadline (thus allowing the continued sale) of matching 410A Systems beyond that date. As of the date of this filing, a final rule has not been issued. On December 23, 2025, the EPA issued an enforcement statement deprioritizing enforcement of the installation ban for affected 410A Systems that became effective on January 1, 2026. The Company continues to sell components of 410A Systems separately as permitted under the regulations and will assess its ability of offering matching 410A Systems once the EPA finalizes the rule change, which is expected in early 2026.

We offer a broad variety of systems that operate above the minimum SEER standards, ranging from base-level efficiency to systems that exceed 20 SEER. Based on estimates validated by independent sources, we averted an estimated 26.2 million metric tons of CO2e emissions from January 1, 2020 to December 31, 2025 through the sale of replacement residential HVAC systems at higher-efficiency standards.

Federal Tax Credits

The U.S. Inflation Reduction Act of 2022 (the “IRA”) was intended, in part, to promote the replacement of existing legacy systems in favor of high-efficiency heat pump systems that reduce greenhouse gas emissions, as compared to older systems, and thereby combat climate change. According to the DOE, heat pumps can reduce electricity use for heating by approximately 65% as compared to gas furnaces. Programs under the IRA include enhanced tax credits for homeowners who install qualifying HVAC equipment and tax deductions for owners of commercial buildings that are upgraded to achieve defined energy savings. However, the act commonly referred to as the One Big Beautiful Bill, which was signed into law on July 4, 2025, eliminated the IRA’s previously enacted tax credits for HVAC systems, making such credits unavailable after December 31, 2025.

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

The allowance for doubtful accounts was $14.6 million and $15.8 million at December 31, 2025 and 2024, respectively, a decrease of $1.2 million. Accounts receivable balances greater than 90 days past due as a percentage of accounts receivable at December 31, 2025 decreased to 1.4% from 1.6% at December 31, 2024. These decreases were primarily attributable to an improvement in the underlying quality of our accounts receivable portfolio at December 31, 2025.

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

Inventories

Inventory adjustments are established to report inventories at the lower of cost using the weighted-average and the first-in, first-out methods, or net realizable value. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving, and damaged goods. The valuation process contains uncertainty because management must make estimates and use judgment to determine the future salability of inventories. Inventory policies are reviewed periodically, reflecting current risks, trends, and changes in industry conditions. A reserve for estimated inventory shrinkage is maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical sell through of specific inventory, current and anticipated inventory levels, and current operating trends.

Valuation of Goodwill, Indefinite Lived Intangible Assets and Long-Lived Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2026, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.

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

The estimates of fair value of our reporting unit, indefinite lived intangibles, and long-lived assets are based on the best information available as of the date of the assessment and incorporate management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment, or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill, intangibles, and long-lived assets were $1,460.3 million and $1,399.5 million at December 31, 2025 and 2024, respectively, an increase of $60.8 million, primarily related to higher renewal lease rates of our warehouse facilities. Although no significant impairment losses have been recorded to date, there can be no assurance that impairments will not occur in the future. An adjustment to the carrying value of goodwill, intangibles, and long-lived assets could materially adversely impact the consolidated results of operations.

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

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required and could materially impact the consolidated results of operations. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $4.9 million and $6.2 million at December 31, 2025 and 2024, respectively, were established related to such insurance programs. The decrease in self-insurance reserves was primarily due to the settlement of claims during 2025.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets, and any related valuation allowance and deferred tax liabilities. A valuation allowance of $14.2 million and $11.6 million was reflected in the Company’s balance sheet at December 31, 2025 and 2024, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of Internal Revenue Code Section 162(m). See Note 9 to our audited consolidated financial statements included in this Annual Report on Form 10-K. The valuation allowance is based on several factors including, but not limited to, estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by several factors, including changes to tax laws, or possible tax audits, or general economic conditions, or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

New Accounting Standards

Refer to Note 1 to our audited consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recently adopted, and to be adopted, accounting standards.

Results of Operations

The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Revenues	100.0%	100.0%	100.0%
Cost of sales	72.0	73.2	72.6
Gross profit	28.0	26.8	27.4
Selling, general and administrative expenses	18.5	17.0	16.8
Other income	0.4	0.4	0.4
Operating income	10.0	10.3	10.9
Interest (income) expense, net	(0.2)	(0.3)	0.1
Income before income taxes	10.2	10.5	10.8
Income taxes	2.1	2.2	2.1
Net income	8.1	8.3	8.7
Less: net income attributable to non-controlling interest	1.3	1.3	1.3
Net income attributable to Watsco, Inc.	6.9%	7.0%	7.4%

Note: Due to rounding, percentages may not total 100.

The following narratives reflect our acquisitions of Southern Ice Equipment Distributors, Inc. (“SIE”) in May 2025, Hawkins HVAC Distributors, Inc. (“Hawkins”) in April 2025, W.L. Lashley & Associates, Inc. (“Lashley”) in January 2025, Commercial Specialists, Inc. (“CSI”) in February 2024, Gateway Supply Company, Inc. (“GWS”) in September 2023, and Capitol District Supply Co., Inc. (“Capitol”) in March 2023.

In the following narratives, computations and other information referring to “same-store basis” exclude the effects of locations closed, acquired, or locations opened, in each case during the immediately preceding 12 months, unless such locations are within close geographical proximity to existing locations. At December 31, 2025 and 2024, three and two locations, respectively, that we opened during the immediately preceding 12 months were near existing locations and were therefore included in “same-store basis” information.

The table below summarizes the changes in our locations for 2025 and 2024:

Number of Locations
December 31, 2023	690
Opened	9
Acquired	2
Closed	(11)
December 31, 2024	690
Opened	7
Acquired	10
Closed	(12)
December 31, 2025	695

2025 Compared to 2024

Revenues

	Years Ended December 31,
(in millions)	2025	2024	Change
Revenues	$7,239.3	$7,618.3	$(379.0)	(5)%

The decrease in revenues for 2025 included $36.9 million attributable to acquired locations and $22.5 million from other locations opened during the preceding 12 months, offset by a reduction of $21.2 million from locations closed.

	Years Ended December 31,
(in millions)	2025	2024	Change
Same-store sales	$7,179.8	$7,597.0	$(417.2)	(5)%

The following table presents our revenues for 2025, as a percentage of sales, by major product lines and the related percentage change in revenues from the prior year:

	% of Sales Years Ended December 31,
	2025	2024	Change
HVAC equipment	67%	69%	(7)%
Other HVAC products	29%	27%	(1)%
Commercial refrigeration products	4%	4%	0%

HVAC equipment sales comprise various products including, but not limited to, residential ducted and ductless systems, furnaces, and other indoor components, as well as commercial HVAC systems. Within HVAC equipment, sales of residential products declined 7% (reflecting a 7% decrease in U.S. markets and a 16% decrease in international markets) and sales of commercial products decreased 7% (reflecting a 7% decrease in U.S. markets and a 5% decrease in international markets). The largest component of residential sales are ducted compressor-bearing systems produced by a variety of OEMs. Sales of ducted residential compressor-bearing systems decreased 10% during the year ended December 31, 2025, reflecting an 18% decrease in unit volume and an 8% increase in average selling price. The lower unit volumes primarily resulted from a major regulatory-driven transition to new generation A2L refrigerant equipment and related disruptions, temperate weather conditions during our summer selling season, lower home building activity, and reduced consumer spending for replacement systems and upgrades.

Gross Profit

	Years Ended December 31,
(in millions)	2025	2024	Change
Gross profit	$2,030.5	$2,044.7	$(14.2)	(1)%
Gross margin	28.0%	26.8%

Gross profit margin improved 120 basis-points primarily due to the impact of pricing and sales mix for HVAC equipment in 2025 as compared to 2024.

Selling, General and Administrative Expenses

	Years Ended December 31,
(in millions)	2025	2024	Change
Selling, general and administrative expenses	$1,337.9	$1,293.4	$44.5	3%
Selling, general and administrative expenses as a percentage of revenues	18.5%	17.0%

Selling, general and administrative expenses increased 3% as compared to 2024, primarily due to higher labor, facilities, and transportation costs partially associated with the A2L product transition, as well as the acquisition of Lashley, Hawkins, and SIE in 2025.

Other Income

Other income of $27.8 million and $30.5 million for 2025 and 2024, respectively, represented our share of the net income of Russell Sigler, Inc. (“RSI”), in which Carrier Enterprise I has a 38.4% equity interest. Carrier Enterprise I is one of our joint ventures with Carrier, in which we have an 80% controlling interest.

Interest Income, Net

Interest income, net for 2025 decreased $3.5 million, or 17%, primarily due to lower interest earned on cash and short-term investments for 2025 as compared to 2024.

Income Taxes

	Years Ended December 31,
(in millions)	2025	2024	Change
Income taxes	$150.1	$166.9	$(16.8)	(10)%
Effective income tax rate	23.0%	23.5%

Income taxes represent a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes; therefore, Carrier is responsible for its proportionate share of income taxes attributable to its share of earnings from these joint ventures. The decrease in the effective income tax rate was primarily due to higher tax credits, including purchased tax credits, combined with lower earnings in 2025 as compared to 2024.

Net Income Attributable to Watsco, Inc.

Net income attributable to Watsco, Inc. in 2025 decreased $39.3 million, or 7%, compared to the same period in 2024, primarily due to lower revenues and gross profit and higher selling, general and administrative expenses, partially offset by lower income taxes and a decrease in the net income attributable to the non-controlling interest.

Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

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

We believe that the combination of our operating cash flows, cash on hand, short-term cash investments, available borrowings under our revolving credit agreement, and funds available from sales of our Common stock under our 2024 ATM Program, each of which is described below, will be sufficient to meet our liquidity needs for the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

As of December 31, 2025, we had $433.3 million of cash and cash equivalents, of which $114.5 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax impacts or be subject to capital controls; however, these balances are generally available to fund the ordinary business operations of our foreign subsidiaries without legal restrictions. We also had $300.0 million of short-term cash investments as of December 31, 2025 consisting of certificates of deposit with varying maturities through June 2026.

Our access to funds under our revolving credit agreement depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our revolving credit agreement and may also adversely affect the determination of interest rates, particularly rates based on the Secured Overnight Financing Rate, which is one of the base rates under our revolving credit agreement. Additionally, disruptions in the credit and capital markets could also result in increased borrowing costs or reduced borrowing capacity under our revolving credit agreement.

Working Capital

Working capital increased to $2,236.8 million at December 31, 2025 from $2,096.1 million at December 31, 2024 primarily due to a decrease in accounts payable due to the timing of vendor payments and a decrease in accrued expenses and other current liabilities due to lower incentive pay accruals, partially offset by a decrease in accounts receivable in 2025 as compared to 2024.

Cash Flows

The following table summarizes our cash flow activity for 2025 and 2024 (in millions):

	2025	2024	Change
Cash flows provided by operating activities	$569.6	$773.1	$(203.5)
Cash flows used in investing activities	$(98.1)	$(290.7)	$192.6
Cash flows used in financing activities	$(568.1)	$(158.5)	$(409.6)

The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows included in this Annual Report on Form 10-K.

Operating Activities

Net cash provided by operating activities was lower primarily due to the timing of vendor payments, partially offset by a decrease in accounts receivable in 2025 as compared to 2024.

Investing Activities

Net cash used in investing activities decreased primarily due to proceeds from certificates of deposit that matured in 2025.

Financing Activities

Net cash used in financing activities increased primarily due to $281.8 million in net proceeds received in 2024 from the sale of Common stock under our 2021 ATM Program (as defined below), as well as timing differences in the distributions paid to the non-controlling interest, and increased dividends paid in 2025.

Revolving Credit Agreement

We maintain an unsecured, five-year $600.0 million syndicated multicurrency revolving credit agreement, which may be used for, among other things, funding seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500.0 million at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction on October 1, 2025. Included in the revolving credit facility are a $125.0 million swing line loan sublimit, a $10.0 million letter of credit sublimit, a $75.0 million alternative currency borrowing sublimit, and a $10.0 million Mexican borrowing subfacility. The revolving credit agreement matures on March 16, 2028. Refer to Note 8 to our audited consolidated financial statements included in this Annual Report on Form 10-K for information regarding interest rates under our revolving credit agreement.

At December 31, 2025 and 2024, there was no outstanding balance under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2025.

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

On May 3, 2024, we entered into an amended and restated sales agreement with Baird (the “2024 ATM Program”), which enables the further issuance and sale of Common stock for a maximum aggregate offering amount of up to $400.0 million. At December 31, 2025, $400.0 million was available for sale under the 2024 ATM Program. The offer and sale of shares under the 2024 ATM Program have been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-282975).

Contractual Obligations

At December 31, 2025, operating lease liabilities for real property, vehicles, and equipment totaled $462.9 million and expire at various dates through 2035. Refer to Note 2 to our audited consolidated financial statements included in this Annual Report on Form 10-K for information on our operating lease liabilities and related maturities.

At December 31, 2025, we were obligated under various non-cancelable purchase orders with our key suppliers for goods aggregating approximately $18.1 million, of which approximately $17.7 million is with Carrier and its affiliates. Refer to Note 18 to our audited consolidated financial statements included in this Annual Report on Form 10-K, under the caption “Purchase Obligations”, for information on our contractual obligations at December 31, 2025.

The total amount of unrecognized tax benefits (net of the federal benefit received from state positions) relating to various tax positions we have taken, the timing of which is uncertain, was $6.7 million at December 31, 2025. Refer to Note 9 to our audited consolidated financial statements included in this Annual Report on Form 10-K for additional information on our unrecognized tax benefits.

Off-Balance Sheet Arrangements

Refer to Note 15 to our audited consolidated financial statements included in this Annual Report on Form 10-K, under the caption “Off-Balance Sheet Financial Instruments,” for a discussion of a standby letter of credit and performance bonds for which we were contingently liable at December 31, 2025.

Investment in Unconsolidated Entity

Carrier Enterprise I has a 38.4% ownership interest in RSI, an HVAC distributor operating from 36 locations in the Western U.S. Our proportionate share of the net income of RSI is included in other income in our consolidated statements of income.

Carrier Enterprise I is a party to a shareholders’ agreement with RSI and its shareholders (the “RSI Shareholders’ Agreement”), consisting of five Sigler second generation family siblings and their affiliates, who collectively own 55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and a RSI employee, who collectively own 6.2% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the RSI Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. At December 31, 2025, using the criteria set forth in the RSI Shareholders’ Agreement, the valuation of the RSI Shareholders’ RSI common stock was approximately $440.0 million.

On July 28, 2023, Watsco, Carrier Enterprise I, and the RSI Majority Holders entered into an agreement that (1) provides Carrier Enterprise I the discretion, but not the obligation, to fund up to 80% of any purchase from the RSI Majority Holders of their RSI common stock, as required under the RSI Shareholders’ Agreement, using Watsco Common stock (the “Offered Shares”), (2) provides that any Offered Shares actually issued would be valued based on the average volume-weighted average price of Watsco’s Common stock for the 10 trading days immediately preceding the payment date for the applicable RSI shares, and (3) limits the amount of RSI shares that may be collectively sold by the RSI Majority Holders to Carrier Enterprise I under the RSI Shareholders’ Agreement to $125.0 million during any rolling 12-month period. We have not issued or sold any Offered Shares, and there is no assurance that we will issue and sell any Offered Shares, nor is the number of Offered Shares that may be issued and sold currently determinable.

We believe that our operating cash flows, cash on hand, short-term cash investments, funds available for borrowing under our revolving credit agreement, or proceeds from the sale of Common stock under the 2024 ATM Program would be sufficient should the purchase of any additional ownership interests in RSI be made in cash pursuant to the agreement described in the preceding paragraph.

Acquisitions

Southern Ice Equipment Distributors, Inc.

On May 1, 2025, one of our wholly owned subsidiaries acquired SIE, a distributor of food service and ice machine equipment, parts and supplies with annual sales of approximately $30.0 million operating from seven locations in Arizona, Arkansas, Louisiana, Mississippi, New Mexico, and Texas. Consideration for the purchase consisted of $14.2 million in cash, net of cash acquired of $0.7 million, and 7,400 shares of Common stock having a fair value of $3.1 million, net of a discount for lack of marketability.

Hawkins HVAC Distributors, Inc.

On April 1, 2025, one of our wholly owned subsidiaries acquired Hawkins, a distributor of residential HVAC equipment and supplies with annual sales of approximately $9.0 million, operating from two locations in North Carolina and South Carolina. Consideration for the purchase consisted of $2.5 million in cash, net of cash acquired of $0.4 million.

W.L. Lashley & Associates, Inc.

On January 3, 2025, Carrier Enterprise I acquired Lashley, a distributor of commercial HVAC supplies with annual sales of approximately $8.0 million, operating from one location in Houston, Texas. Consideration for the purchase consisted of $3.7 million in cash, 1,036 shares of Common stock having a fair value of $0.5 million, and $0.8 million for repayment of indebtedness, net of cash acquired of $0.8 million. Carrier contributed $1.0 million cash to Carrier Enterprise I in connection with the acquisition of Lashley.

Commercial Specialists, Inc.

On February 1, 2024, one of our wholly owned subsidiaries acquired CSI, a distributor of HVAC products with annual sales of approximately $13.0 million, operating from two locations in Kentucky and Ohio. Consideration for the purchase consisted of $6.0 million in cash, net of cash acquired of $1.4 million, 1,904 shares of Common stock having a fair value of $0.8 million, and $0.6 million for repayment of indebtedness.

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

Common Stock Dividends

We paid cash dividends of $11.70, $10.55, and $9.80 per share on common stock in 2025, 2024, and 2023, respectively. On January 2, 2026, our Board of Directors declared a regular quarterly cash dividend of $3.00 per share on common stock that was paid on January 30, 2026 to shareholders of record as of January 16, 2026. On February 10, 2026, our Board of Directors approved an increase to the annual cash dividend per share on common stock to $13.20 per share from $12.00 per share, effective with the quarterly dividend that will be paid in April 2026. Future dividends and/or changes in dividend rates are at the sole discretion of the Board of Directors and depend upon factors including, but not limited to, cash flow generated by operations, profitability, financial condition, cash requirements, prospects, and other factors deemed relevant by our Board of Directors.

Dividend Reinvestment Plan

On March 29, 2024, we implemented the Watsco, Inc. Dividend Reinvestment Plan (the “DRIP”), under which existing shareholders may, in accordance with the DRIP, acquire up to an aggregate of 300,000 shares of each of Common and Class B common stock, as applicable, by reinvesting all or a portion of the cash dividends paid on such shareholders’ shares of common stock. The DRIP has been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-282975). During 2025 and 2024, 47,765 and 27,561 shares of our common stock, respectively, were issued under the DRIP.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. We last repurchased shares under this plan in 2008. In aggregate, 6,370,913 shares of common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2025, there were 1,129,087 shares remaining authorized for repurchase under the program. In considering any further stock repurchases under our repurchase program, we intend to evaluate the impact of the 1% excise tax on stock repurchases that became effective on January 1, 2023.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward and option contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 5% and 2%, respectively, of our total revenues for 2025.

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

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. We do not currently hold any derivative contracts that hedge our foreign currency translational exposure. A 10% change in the Canadian dollar would have had an estimated $2.8 million impact to our financial position and results of operations for 2025.

Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.

We had only one foreign exchange contract at December 31, 2025, the total notional value of which was $8.8 million, and such contract expired during January 2026. For the year ended December 31, 2025, foreign currency transaction gains and losses did not have a material impact on our results of operations. See Note 16 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information on our derivative instruments.

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

At December 31, 2025, we had no exposure to changes in interest rates based on our variable indebtedness, as no amount was outstanding under our revolving credit agreement, however, we evaluated our exposure to interest rates assuming we are fully borrowed under our $600.0 million revolving credit agreement and determined that a 100 basis-point change in interest rates would result in an impact to income before income taxes of approximately $6.0 million. See Note 8 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information about our debt.

The primary objective of our investment activities is to preserve principal while secondarily maximizing yields without significantly increasing risk. To achieve this objective in the current uncertain global financial markets, all cash and cash equivalents were held in bank deposits and U.S. Treasury Bills as of December 31, 2025. As the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows but would not materially impact the fair market value of the related underlying instruments. Based on the average cash balance held for fiscal 2025, a hypothetical 10% adverse change in our interest yield would not materially affect our operating results.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Executive Vice President, and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this assessment under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Watsco, Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Watsco, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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
•
We evaluated the sales performance of inventories by analyzing historical inventory and sales data to evaluate the reasonableness of management’s assumptions used in developing the inventory lower of cost or market adjustments.
•
We compared a selection of inventory units to recent selling performance and sales margins to assess possible write-down indications and future salability.

/s/ Deloitte & Touche LLP

Miami, Florida
February 27, 2026

We have served as the Company's auditor since 2023.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2025	2024	2023
Revenues	$7,239,290	$7,618,317	$7,283,767
Cost of sales	5,208,826	5,573,604	5,291,627
Gross profit	2,030,464	2,044,713	1,992,140
Selling, general and administrative expenses	1,337,882	1,293,439	1,223,507
Other income	27,765	30,501	26,177
Operating income	720,347	781,775	794,810
Interest (income) expense, net	(17,329)	(20,869)	4,920
Income before income taxes	737,676	802,644	789,890
Income taxes	150,088	166,904	155,751
Net income	587,588	635,740	634,139
Less: net income attributable to non-controlling interest	90,594	99,454	97,802
Net income attributable to Watsco, Inc.	$496,994	$536,286	$536,337
Earnings per share for Common and Class B common stock (collectively “common stock”):
Basic	$12.27	$13.34	$13.72
Diluted	$12.25	$13.30	$13.67

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,
	2025	2024	2023
Net income	$587,588	$635,740	$634,139
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	14,397	(26,290)	7,906
Comprehensive income	601,985	609,450	642,045
Less: comprehensive income attributable to non-controlling interest	95,403	90,726	100,329
Comprehensive income attributable to Watsco, Inc.	$506,582	$518,724	$541,716

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$433,283	$526,271
Short-term cash investments	300,000	255,669
Accounts receivable, net	796,181	877,935
Inventories, net	1,386,317	1,385,436
Other current assets	38,725	34,670
Total current assets	2,954,506	3,079,981

Property and equipment, net	136,012	140,535
Operating lease right-of-use assets	452,547	419,138
Goodwill	462,509	451,858
Intangible assets, net	210,427	208,472
Investment in unconsolidated entity	185,234	168,611
Other assets	13,570	10,928
	$4,414,805	$4,479,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of lease liabilities	$117,153	$110,273
Accounts payable	350,425	490,879
Accrued expenses and other current liabilities	250,164	382,749
Total current liabilities	717,742	983,901

Long-term obligations:
Operating lease liabilities, net of current portion	350,616	321,715
Finance lease liabilities, net of current portion	11,019	15,475
Total long-term obligations	361,635	337,190
Deferred income taxes and other liabilities	113,367	94,194

Commitments and contingencies

Watsco, Inc. shareholders’ equity:
Common stock, $0.50 par value, 60,000,000 shares authorized; 39,008,240 and 38,861,032 shares outstanding at December 31, 2025 and 2024, respectively	19,504	19,431
Class B common stock, $0.50 par value, 10,000,000 shares authorized; 5,634,621 and 5,578,921 shares outstanding at December 31, 2025 and 2024, respectively	2,817	2,789
Preferred stock, $0.50 par value, 10,000,000 shares authorized; no shares issued	—	—
Paid-in capital	1,563,389	1,472,170
Accumulated other comprehensive loss, net of tax	(50,305)	(59,893)
Retained earnings	1,319,201	1,295,972
Treasury stock, at cost, 4,066,949 and 4,066,978 shares of Common stock at December 31, 2025 and 2024, respectively and 20,712 shares of Class B common stock at December 31, 2024	(73,230)	(73,479)
Total Watsco, Inc. shareholders’ equity	2,781,376	2,656,990
Non-controlling interest	440,685	407,248
Total shareholders’ equity	3,222,061	3,064,238
	$4,414,805	$4,479,523

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2022	38,749,887	$21,811	$973,060	$(47,710)	$1,029,516	$(87,440)	$359,041	$2,248,278
Net income					536,337		97,802	634,139
Other comprehensive income				5,379			2,527	7,906
Issuances of restricted shares of common stock	180,617	90	(90)					—
Forfeitures of restricted shares of common stock	(13,796)	(7)	7					—
Common stock contribution to 401(k) plan	35,533	18	8,844					8,862
Stock issuances from exercise of stock options and employee stock purchase plan	188,464	94	33,909					34,003
Issuance of Class B common stock	632	—	200					200
Common stock issued for acquisition	280,215	140	101,505					101,645
Retirement of common stock	(25,272)	(12)	(7,692)					(7,704)
Net proceeds from the sale of Common stock	45,000		13,994			810		14,804
Share-based compensation			29,722					29,722
Dividends declared and paid on common stock, $9.80 per share					(382,646)			(382,646)
Investment in unconsolidated entity							570	570
Distributions to non-controlling interest							(73,589)	(73,589)
Balance at December 31, 2023	39,441,280	22,134	1,153,459	(42,331)	1,183,207	(86,630)	386,351	2,616,190

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non-controlling Interest	Total
Balance at December 31, 2023	39,441,280	22,134	1,153,459	(42,331)	1,183,207	(86,630)	386,351	2,616,190
Net income					536,286		99,454	635,740
Other comprehensive loss				(17,562)			(8,728)	(26,290)
Issuances of restricted shares of common stock	110,160	55	(55)					—
Forfeitures of restricted shares of common stock	(21,215)	(10)	10					—
Common stock contribution to 401(k) plan	20,387	10	8,725					8,735
Stock issuances from exercise of stock options and employee stock purchase plan	142,563	71	32,813					32,884
Retirement of common stock	(82,377)	(41)	(41,432)					(41,473)
Net proceeds from the sale of Common stock	712,000		268,931			12,820		281,751
Common stock issued for acquisition	1,904	1	751					752
Share-based compensation			36,075					36,075
Dividend reinvestment plan	27,561		12,893			331		13,224
Dividends declared and paid on common stock, $10.55 per share					(423,521)			(423,521)
Distributions to non-controlling interest							(69,829)	(69,829)
Balance at December 31, 2024	40,352,263	22,220	1,472,170	(59,893)	1,295,972	(73,479)	407,248	3,064,238

Continued on next page.

(In thousands, except share and per share data)	Common Stock, Class B Common Stock and Preferred Stock Shares	Common Stock, Class B Common Stock and Preferred Stock Amount	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Non- controlling Interest	Total
Balance at December 31, 2024	40,352,263	22,220	1,472,170	(59,893)	1,295,972	(73,479)	407,248	3,064,238
Net income					496,994		90,594	587,588
Other comprehensive income				9,588			4,809	14,397
Issuances of restricted shares of common stock	71,003	35	(35)					—
Forfeitures of restricted shares of common stock	(11,548)	(6)	6					—
Common stock contribution to 401(k) plan	18,450	9	8,734					8,743
Stock issuances from exercise of stock options and employee stock purchase plan	101,568	51	26,079					26,130
Retirement of common stock	(12,025)	(6)	(4,969)					(4,975)
Common stock issued for acquisitions	8,436	5	3,621					3,626
Investment in W.L. Lashley & Associates, Inc. (“Lashley”)							999	999
Share-based compensation			36,380					36,380
Dividend reinvestment plan	47,765	13	21,403			249		21,665
Dividends declared and paid on common stock, $11.70 per share					(473,765)			(473,765)
Distributions to non-controlling interest							(62,965)	(62,965)
Balance at December 31, 2025	40,575,912	$22,321	$1,563,389	$(50,305)	$1,319,201	$(73,230)	$440,685	$3,222,061

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$587,588	$635,740	$634,139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,752	40,822	35,090
Share-based compensation	35,344	35,022	30,000
Non-cash contribution to 401(k) plan	8,743	8,735	8,862
Deferred income tax provision (benefit)	18,437	229	(7,179)
Provision for doubtful accounts	5,201	4,285	7,158
Loss (gain) on sale of property and equipment	407	536	(143)
Other income from investment in unconsolidated entity	(27,765)	(30,501)	(26,177)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	83,425	(85,555)	(36,035)
Inventories, net	11,957	(41,678)	64,620
Accounts payable and other liabilities	(203,051)	197,765	(162,042)
Other, net	5,575	7,702	13,661
Net cash provided by operating activities	569,613	773,102	561,954
Cash flows from investing activities:
Purchases of short-term cash investments	(300,000)	(255,669)	—
Capital expenditures	(34,550)	(30,090)	(35,478)
Business acquisitions, net of cash acquired	(19,198)	(5,173)	(3,822)
Other investments	(500)	—	(500)
Investment in unconsolidated entity	—	—	(2,849)
Proceeds from sale of property and equipment	457	262	1,306
Proceeds from maturities of short-term cash investments	255,669	—	—
Net cash used in investing activities	(98,122)	(290,670)	(41,343)
Cash flows from financing activities:
Dividends on common stock	(473,765)	(423,521)	(382,646)
Distributions to non-controlling interest	(132,196)	—	(73,589)
Net repayments of finance lease liabilities	(5,974)	(6,027)	(4,045)
Repurchases of common stock to satisfy employee withholding tax obligations	(3,657)	(39,673)	(2,828)
Net (repayments) proceeds under current revolving credit agreement	—	(15,400)	15,400
Net proceeds from the sale of Common stock	—	281,784	15,179
Net repayments under prior revolving credit agreement	—	—	(56,400)
Payment of fees related to revolving credit agreement	—	—	(844)
Proceeds from non-controlling interest for investment in unconsolidated entity	—	—	570
Proceeds from non-controlling interest for investment in Lashley	999	—	—
Proceeds from dividend reinvestment plan	21,665	13,224	—
Proceeds from issuances of Common stock under employee related plans	24,812	31,083	29,127
Net cash used in financing activities	(568,116)	(158,530)	(460,076)
Effect of foreign exchange rate changes on cash and cash equivalents	3,637	(7,743)	2,072
Net (decrease) increase in cash and cash equivalents	(92,988)	316,159	62,607
Cash and cash equivalents at beginning of year	526,271	210,112	147,505
Cash and cash equivalents at end of year	$433,283	$526,271	$210,112

Supplemental cash flow information (Notes 2, 9, and 22)

See accompanying notes to consolidated financial statements.

WATSCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Consolidation and Presentation

Watsco, Inc. (collectively with its subsidiaries, “Watsco,” the “Company,” “we,” “us,” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2025, we operated from 695 locations in 43 U.S. states, Canada, Mexico, and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

The consolidated financial statements include (i) the accounts of Watsco and its wholly owned subsidiaries, (ii) the accounts of five U.S. joint ventures and their subsidiaries with Carrier Global Corporation, which we refer to as Carrier, in which we have an 80% controlling interest and Carrier has a 20% non-controlling interest, (iii) the accounts of a Canadian joint venture with Carrier, in which we have a 60% controlling interest and Carrier has a 40% non-controlling interest, and (iv) a 38.4% investment in Russell Sigler, Inc. (“RSI”), which is owned by one of the Carrier joint ventures and accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

The functional currency of our operations in Canada is the Canadian dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and income and expense items are translated at the average exchange rates in effect during the applicable period. The aggregate effect of foreign currency translation is recorded in accumulated other comprehensive loss, net of tax in our consolidated balance sheets. Our net investment in our Canadian operations is recorded at the historical rate and the resulting foreign currency translation adjustments are included in accumulated other comprehensive loss, net of tax in our consolidated balance sheets. Gains or losses resulting from transactions denominated in U.S. dollars are recognized in earnings primarily within cost of sales in our consolidated statements of income.

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

Short-Term Cash Investments

Short-term cash investments consist of certificates of deposit.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make the required payments. When preparing these estimates, we consider a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends, and other information, including potential impacts of business and economic conditions. Upon determination that an account is uncollectible, the receivable balance is written off. At December 31, 2025 and 2024, the allowance for doubtful accounts totaled $14,560 and $15,807, respectively.

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

Vendor Rebates

We have arrangements with several vendors that provide rebates payable to us when we achieve defined measures, generally related to the volume level of purchases. We account for such rebates as a reduction of inventory until we sell the product, at which time such rebates are reflected as a reduction of cost of sales in our consolidated statements of income. Throughout the year, we estimate rebates based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise our estimates of earned vendor rebates based on actual purchase levels. At December 31, 2025 and 2024, we had $21,118 and $19,171, respectively, of rebates recorded as a reduction of inventories. Substantially all vendor rebate receivables are collected within three months following the end of the year. Vendor rebates that are earned based on products sold are credited directly to cost of sales in our consolidated statements of income.

Purchase Discounts

We have vendors that offer a cash discount when we pay their invoice within a specified period of time. We account for such cash discounts as a reduction of inventories until we sell the product at which time such cash discounts are reflected as a reduction of cost of sales in our consolidated statements of income. At December 31, 2025 and 2024, we had $18,071 and $14,824, respectively, of cash discounts recorded as a reduction of inventories.

Pricing Claim Advances

We have arrangements with certain suppliers that invoice us based on a list price rather than on our net buy cost for specific inventory. Because our average holding period for inventory is approximately 90 days, these suppliers provide the differential between the list price and the estimated net buy cost through a pricing claim advance, which represents price adjustments for products that are still on hand in inventory. At December 31, 2025, $98,512 was recorded as a reduction of inventories related to pricing claim advances, of which $71,882 was provided by Carrier and its affiliates. At December 31, 2024, $85,301 was recorded as a reduction of inventories related to pricing claim advances, of which $60,234 was provided by Carrier and its affiliates.

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

Operating and Finance Leases

We have operating leases for real property, vehicles, and equipment, and finance leases primarily for vehicles. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of lease liabilities, and operating lease liabilities, net of current portion in our consolidated balance sheets. Finance leases are not considered material to our consolidated balance sheets or consolidated statements of income. Finance lease ROU assets at December 31, 2025 and 2024, of $15,267 and $20,972, respectively, are included in property and equipment, net in our consolidated balance sheets. Finance lease liabilities at December 31, 2025 and 2024, of $15,912 and $21,770, respectively, are included in current portion of lease liabilities and finance lease liabilities, net of current portion in our consolidated balance sheets.

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

Goodwill and Intangible Assets

Goodwill is recorded when the purchase price paid for an acquisition of a business exceeds the fair value of the net identified tangible and intangible assets acquired. We evaluate goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by comparing the fair value of our reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, an impairment charge would be recognized. On January 1, 2026, we performed our annual evaluation of goodwill impairment and determined that the estimated fair value of our reporting unit exceeded its carrying value.

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

Product Returns

We estimate product returns based on historical experience and record them on a gross basis on our balance sheets. Substantially all customer returns relate to products that are returned under manufacturers’ warranty obligations. Accrued sales returns at December 31, 2025 and 2024 of $18,709 and $21,293, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.

Customer Sales Incentives

We estimate customer sales incentives expected to be paid over the terms of the programs based on the most likely amounts. Customer sales incentives are accounted for as a reduction in the transaction price and are generally paid on an annual basis.

Practical Expedients

We generally expense sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2025, 2024, and 2023, were $24,092, $25,337, and $28,236, respectively.

Shipping and Handling

Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with the delivery of products are included in selling, general and administrative expenses. Shipping and handling costs for the years ended December 31, 2025, 2024 and 2023, were $84,449, $84,762, and $82,600, respectively.

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

Diluted earnings per share reflects the dilutive effect of potential common shares from stock options. The dilutive effect of outstanding stock options is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, would be used to purchase common stock at the average market price for the period. The assumed proceeds include the purchase price the optionee pays and the unrecognized compensation expense at the end of each period.

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

Recently Adopted Accounting Standards

Income Taxes

In December 2023, the Financial Accounting Standards Board (“FASB”) issued guidance that enhances annual income tax disclosures primarily by disaggregating the existing disclosures related to the effective tax rate reconciliation and income taxes paid. Under the new guidance, an entity will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. An entity will also be required to disclose the amount of income taxes paid disaggregated by federal, state, and foreign, and by individual jurisdictions equal to or greater than five percent of total income taxes paid. This guidance should be applied prospectively with retrospective application permitted, and is effective for annual periods beginning after December 15, 2024. On January 1, 2025, we adopted this guidance on a prospective basis. See Note 9.

Recently Issued Accounting Standards Not Yet Adopted

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

Measurement of Credit Losses

In July 2025, the FASB issued amended guidance to provide the option to elect a practical expedient for the application of the expected credit loss model. Under this practical expedient, an entity can assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. This amendment is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Internal Use Software

In September 2025, the FASB issued updated guidance on the accounting for internal use software costs. The updated guidance removes all references to project stages to be neutral to different software development methods and clarifies the threshold entities apply to begin capitalizing costs. This guidance is effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued guidance that clarifies the scope and requirements for interim financial statement disclosures. The amendments create a comprehensive list of required interim disclosures and introduce a disclosure principle requiring entities to disclose in interim periods any event or change since the previous year end that has had a material effect on the entity. This guidance may be applied prospectively or retrospectively and is effective for interim reporting periods within annual periods beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

2. LEASES

The components of operating lease expense, which are included in selling, general and administrative expenses, were as follows:

Years Ended December 31,	2025	2024	2023
Lease cost	$137,668	$124,800	$112,195
Short-term lease cost	10,944	10,869	10,102
Variable lease cost	1,423	1,673	1,773
Sublease income	(312)	(346)	(436)
	$149,723	$136,996	$123,634

Supplemental balance sheet information related to operating leases was as follows:

December 31,	2025	2024
ROU assets	$452,547	$419,138

Current portion of operating lease liabilities	$112,260	$103,978
Operating lease liabilities	350,616	321,715
Total operating lease liabilities	$462,876	$425,693

Weighted Average Remaining Lease Term	4.9 years	5.0 years
Weighted Average Discount Rate	5.60%	5.40%

Supplemental cash flow information related to operating leases was as follows:

Years Ended December 31,	2025	2024	2023
Operating cash flows for the measurement of operating lease liabilities	$135,591	$121,528	$110,614
Operating lease ROU assets obtained in exchange for operating lease obligations	$147,623	$155,223	$148,196

At December 31, 2025, maturities of operating lease liabilities over each of the next five years and thereafter were as follows:

2026	$135,252
2027	111,071
2028	91,389
2029	70,714
2030	47,615
Thereafter	79,022
Total lease payments	535,063
Less imputed interest	72,187
Total lease liability	$462,876

At December 31, 2025, we had additional operating leases that had not yet commenced. Such leases had estimated future minimum rental commitments of approximately $37,000. These operating leases are expected to commence in 2026 with lease terms of 5-10 years. These undiscounted amounts are not included in the table above.

3. REVENUES

Disaggregation of Revenues

The following table presents our revenues disaggregated by primary geographical regions and major product lines within our single reporting segment:

Years Ended December 31,	2025	2024	2023
Primary Geographical Regions:
United States	$6,556,921	$6,860,648	$6,540,646
Canada	338,113	355,797	374,659
Latin America and the Caribbean	344,256	401,872	368,462
	$7,239,290	$7,618,317	$7,283,767
Major Product Lines:
HVAC equipment	67%	69%	69%
Other HVAC products	29%	27%	27%
Commercial refrigeration products	4%	4%	4%
	100%	100%	100%

4. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share for our common stock:

Years Ended December 31,	2025	2024	2023
Basic Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$496,994	$536,286	$536,337
Less: distributed and undistributed earnings allocated to restricted common stock	32,810	37,392	36,966
Earnings allocated to Watsco, Inc. shareholders	$464,184	$498,894	$499,371
Weighted-average common shares outstanding - Basic	37,835,054	37,391,461	36,406,148
Basic earnings per share for common stock	$12.27	$13.34	$13.72

Allocation of earnings for Basic:
Common stock	$422,814	$454,680	$455,186
Class B common stock	41,370	44,214	44,185
	$464,184	$498,894	$499,371
Diluted Earnings per Share:
Net income attributable to Watsco, Inc. shareholders	$496,994	$536,286	$536,337
Less: distributed and undistributed earnings allocated to restricted common stock	32,807	37,369	36,932
Earnings allocated to Watsco, Inc. shareholders	$464,187	$498,917	$499,405
Weighted-average common shares outstanding - Basic	37,835,054	37,391,461	36,406,148
Effect of dilutive stock options	64,805	118,871	125,535
Weighted-average common shares outstanding - Diluted	37,899,859	37,510,332	36,531,683
Diluted earnings per share for common stock	$12.25	$13.30	$13.67

Diluted earnings per share for our Common stock assumes the conversion of all our Class B common stock into Common stock as of the beginning of the fiscal year; therefore, no allocation of earnings to Class B common stock is required. At December 31, 2025, 2024, and 2023, our outstanding Class B common stock was convertible into 3,372,031, 3,313,787, and 3,221,259 shares of our Common stock, respectively.

Diluted earnings per share excluded 49,354, 30,154, and 18,489 shares for the years ended December 31, 2025, 2024, and 2023, respectively, related to stock options with an exercise price per share greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

5. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consists of the foreign currency translation adjustment associated with our Canadian operations’ use of the Canadian dollar as their functional currency.

The change in accumulated other comprehensive loss, net of tax, was as follows:

Years Ended December 31,	2025	2024	2023
Foreign currency translation adjustment:
Beginning balance	$(59,893)	$(42,331)	$(47,710)
Current period other comprehensive income (loss)	9,588	(17,562)	5,379
Ending balance	$(50,305)	$(59,893)	$(42,331)

6. SUPPLIER CONCENTRATION

Purchases from our top ten suppliers comprised 85%, 85%, and 86% of all purchases made in 2025, 2024, and 2023, respectively. Our largest supplier, Carrier and its affiliates, accounted for 62%, 62%, and 65% of all purchases made in 2025, 2024, and 2023, respectively. See Note 19. A significant interruption by Carrier, or any of our other key suppliers, in the delivery of products could impair our ability to maintain current inventory levels and could materially adversely impact our consolidated results of operations and consolidated financial position.

7. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of:

December 31,	2025	2024
Land	$676	$676
Buildings and improvements	110,975	103,394
Machinery, vehicles, and equipment	148,970	145,126
Computer hardware and software	121,689	115,022
Furniture and fixtures	27,654	25,825
	409,964	390,043
Accumulated depreciation and amortization	(273,952)	(249,508)
	$136,012	$140,535

Depreciation and amortization expense related to property and equipment included in selling, general and administrative expenses for the years ended December 31, 2025, 2024, and 2023, were $38,407, $35,391, and $30,767, respectively.

8. DEBT

We maintain an unsecured, five-year $600,000 syndicated multicurrency revolving credit agreement, which may be used for, among other things, funding seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases, and issuances of letters of credit. The revolving credit facility has a seasonal component from October 1 to March 31, during which the borrowing capacity may be reduced to $500,000 at our discretion (which effectively reduces fees payable in respect of the unused portion of the commitment), and we effected this reduction on October 1, 2025. Included in the revolving credit facility are a $125,000 swing line loan sublimit, a $10,000 letter of credit sublimit, a $75,000 alternative currency borrowing sublimit, and a $10,000 Mexican borrowing subfacility. The revolving credit agreement matures on March 16, 2028.

The following table presents the interest rates associated with borrowings under the revolving credit facility:

Borrowing Type	Interest Rate	Rate Adjustment	Spread	Applicable Spread at December 31, 2025 (1)
Daily Simple SOFR (2)	SOFR	0.1%	1.0% - 1.375%	1.0%
Swing Line	Daily Simple SOFR	0.1%	1.0% - 1.375%	1.0%
Term SOFR	Term SOFR	0.1%	1.0% - 1.375%	1.0%
Base Rate	Federal Funds Effective Rate	0.5%	0% - 0.5%	0%
Base Rate	Term SOFR	1.0%	0% - 0.5%	0%
Base Rate	Prime Rate	0%	0% - 0.5%	0%

(1) The applicable spread is dependent on our ratio of total debt to earnings before interest, taxes, depreciation, and amortization.

(2) Secured Overnight Financing Rate (“SOFR”).

We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 0.125% to 0.275% (0.125% at December 31, 2025). During 2023, we paid fees of $844 in connection with entering into the revolving credit agreement, which are being amortized ratably through the maturity of the facility in March 2028.

At December 31, 2025 and 2024, there was no outstanding balance under the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2025.

9. INCOME TAXES

The sources of income before income taxes were as follows:

Years Ended December 31,	2025	2024	2023
U.S.	$682,062	$725,603	$710,327
Foreign	55,614	77,041	79,563
	$737,676	$802,644	$789,890

The components of income tax expense from our wholly owned operations and investments and our controlling interest in the Carrier joint ventures were as follows:

Years Ended December 31,	2025	2024	2023
Current:
U.S. Federal	$95,007	$115,991	$119,133
State	25,263	30,331	29,749
Foreign	11,381	20,353	14,048
	131,651	166,675	162,930
Deferred:
U.S. Federal	14,268	1,392	(5,581)
State	3,611	377	(1,301)
Foreign	558	(1,540)	(297)
	18,437	229	(7,179)
Income tax expense	$150,088	$166,904	$155,751

We calculate our income tax expense and our effective tax rate for 100% of income attributable to our wholly owned operations and for our controlling interest of income attributable to our joint ventures with Carrier, which are primarily taxed as partnerships for income tax purposes.

Following is a reconciliation of the effective income tax rate:

Year Ended December 31,	2025
	Amount	Percent
U.S. Federal statutory rate	$154,912	21.0%
State income taxes, net of federal benefit (1)	24,653	3.3
Excess tax benefits from share-based compensation	(9,876)	(1.3)
Tax effects on foreign income (2)	3,082	0.3
Effect of cross-border tax laws - Foreign-derived intangible income (“FDII”)	(945)	(0.1)
Tax credits	(3,796)	(0.5)
Nontaxable or nondeductible items	(1,352)	(0.2)
Changes in unrecognized tax benefits	459	0.1
Change in valuation allowance	2,594	0.4
Effective income tax rate including non-controlling interest	169,731	23.0
Taxes attributable to non-controlling interest	(19,643)	(2.7)
Effective income tax rate	$150,088	20.3%

(1) State income taxes in California, Florida, Illinois, New Jersey, and New York comprise the majority (more than 50%) of this category.

(2) Taxes in Canada and Mexico comprise the majority (more than 50%) of this category.

The reconciliation of taxes at the federal statutory rate to our provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 in accordance with the prior standard before adoption of new requirements for disaggregated income tax disclosures was as follows:

Years Ended December 31,	2024	2023
U.S. Federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit and other	3.6	3.5
Excess tax benefits from share-based compensation	(1.8)	(1.8)
Tax effects on foreign income	1.0	0.2
FDII	(0.1)	(0.1)
Change in valuation allowance	0.2	0.3
Tax credits and other	(0.4)	(0.8)
Effective income tax rate including non-controlling interest	23.5	22.3
Taxes attributable to non-controlling interest	(2.7)	(2.6)
Effective income tax rate	20.8%	19.7%

The following is a summary of the significant components of our net deferred tax liabilities:

December 31,	2025	2024
Deferred tax assets:
Share-based compensation	$37,771	$34,215
Capitalized inventory costs and adjustments	3,631	4,891
Allowance for doubtful accounts	2,199	2,636
Self-insurance reserves	665	1,164
Capitalized research and development costs	—	10,026
Other	5,686	6,562
Net operating loss carryforwards	5,141	4,804
	55,093	64,298
Valuation allowance	(14,178)	(11,554)
Total deferred tax assets	40,915	52,744

Deferred tax liabilities:
Deductible goodwill	(110,331)	(106,221)
Depreciation	(23,306)	(21,798)
Unremitted earnings of domestic affiliates	(7,691)	(6,563)
Other	(4,790)	(4,466)
Total deferred tax liabilities	(146,118)	(139,048)
Net deferred tax liabilities (1)	$(105,203)	$(86,304)

(1) Net deferred tax liabilities have been included in the consolidated balance sheets in deferred income taxes and other liabilities.

Disclosed below is a summary of income taxes paid, net of refunds, by jurisdiction:

Year Ended December 31,	2025
U.S. Federal	$118,131
State (1)	25,011
Foreign:
Mexico	15,082
Other (1)	6,509
P	21,591
h
Total income tax payments, net of refunds	$164,733

(1) The amount of income taxes paid, net of refunds, does not meet the 5% disaggregation threshold.

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $124,599 and $188,443, respectively.

On March 11, 2021, the America Rescue Plan Act of 2021 (the “ARPA”) was enacted. The ARPA expanded Internal Revenue Code (“IRC”) Section 162(m) to include five additional most highly compensated individuals. The expansion of Section 162(m) coverage is effective for tax years beginning after December 31, 2026. Unlike the employees subject to Section 162(m) by virtue of being the Chief Executive Officer (“CEO”), Chief Financial Officer, or three most highly compensated named executive officers, an employee who is identified as one of the “additional” five employees is not considered to be a covered employee indefinitely. The five additional employees will be subject to the annual $1,000 cap on compensation and will be determined annually.

Pursuant to provisions of the Inflation Reduction Act of 2022, we purchased transferable federal tax credits during 2025 and 2024. Such federal tax credits were purchased at negotiated discounts, resulting in an income tax benefit recognized during the year ended December 31, 2025.

The Organization for Economic Cooperation and Development (“OECD”) has a framework to implement a global minimum corporate tax rate of 15% for companies with global revenues and profits above certain thresholds (“Pillar Two”), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025. In January 2026, the OECD introduced new guidance including a “Side-by-Side Safe Harbor” which, if elected, exempts U.S. domestic operations from being taxed by global minimum tax rules. Since we do not have any operations in jurisdictions with tax rates below the 15% minimum, Pillar Two did not impact our global tax costs in 2025 and it is not expected to be material in future periods. We will monitor evolving tax legislation related to global minimum tax rules in the jurisdictions in which we operate for impacts on our tax provision and effective tax rate.

On July 4, 2025, the act commonly referred to as the One Big Beautiful Bill (“OBBB”) was signed into law. The OBBB created new provisions that are applicable to the Company, including 100% bonus depreciation for qualifying assets placed in service after January 19, 2025, and full expensing of domestic research and experimental expenditures incurred in taxable years beginning after December 31, 2024.The OBBB did not have a material impact on our effective income tax rate for 2025 and we do not expect it to have a material impact in 2026.

Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. The valuation allowance was $14,178 and $11,554 at December 31, 2025 and 2024, respectively. The increase was primarily attributable to the impact on U.S. deferred tax assets from share-based compensation deduction limitations related to the expansion of IRC Section 162(m).

As of December 31, 2025, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $163,000. Any additional taxes due with respect to such previously taxed earnings, if repatriated, would generally be limited to certain state income taxes and foreign withholding. Deferred taxes have been recorded for state taxes and foreign withholding taxes on certain earnings of our foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining previously taxed foreign earnings and therefore have not recorded deferred taxes for certain state income taxes and foreign withholding on such earnings. The amount of certain state income taxes and foreign withholding that might be payable on the remaining amounts at December 31, 2025 is not practicable to estimate.

At December 31, 2025, there were state net operating loss carryforwards of $24,633, with the majority having an indefinite carryforward period. At December 31, 2025, there were foreign net operating loss carryforwards of $19,311, which expire in varying amounts from 2036 through 2044. These amounts are available to offset future taxable income. There were no federal net operating loss carryforwards at December 31, 2025.

We are subject to U.S. federal income tax, income tax of multiple state jurisdictions and foreign income tax. We are subject to tax audits in the various jurisdictions until the respective statutes of limitations expire. We are no longer subject to U.S. federal tax examinations for tax years prior to 2022. For the majority of states and foreign jurisdictions, we are no longer subject to tax examinations for tax years prior to 2021.

At December 31, 2025 and 2024, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $8,328 and $7,783, respectively. Of these totals, $6,698 and $6,263, respectively, (net of the federal benefit received from state positions) represent the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Our policy is to recognize penalties within selling, general and administrative expenses and interest related to income tax matters within income tax expense in the consolidated statements of income. At December 31, 2025 and 2024, the cumulative amount of estimated accrued interest and penalties resulting from such unrecognized tax benefits was $1,220 and $1,196, respectively, and is included in deferred income taxes and other liabilities in the accompanying consolidated balance sheets.

The changes in gross unrecognized tax benefits were as follows:

Balance at December 31, 2022	$7,752
Additions based on tax positions related to the current year	1,215
Reductions due to lapse of applicable statute of limitations	(1,093)
Balance at December 31, 2023	7,874
Additions based on tax positions related to the current year	1,439
Reductions due to lapse of applicable statute of limitations	(1,530)
Balance at December 31, 2024	7,783
Additions based on tax positions related to the current year	1,464
Reductions due to lapse of applicable statute of limitations	(919)
Balance at December 31, 2025	$8,328

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

Under the 2021 Plan, the number of shares of common stock available for issuance is (i) 2,500,000, plus (ii) 7,327 shares of common stock that remained available for grant in connection with awards under the Watsco, Inc. 2014 Incentive Compensation Plan (the “2014 Plan”) on the date on which our shareholders approved the 2021 Plan, plus (iii) shares underlying currently outstanding awards issued under the 2014 Plan, which shares become reissuable under the 2021 Plan to the extent that such underlying shares are not issued due to their forfeiture, expiration, termination or otherwise. A total of 262,407 shares of common stock, net of cancellations, had been awarded under the 2021 Plan as of December 31, 2025. As of December 31, 2025, 2,244,920 shares of common stock were reserved for future grants under the 2021 Plan. Options under the 2021 Plan vest over two to seven years of service and have contractual terms of five and ten years. Awards of restricted stock, which are granted at no cost to the employee, vest upon attainment of a specified age, generally toward the end of an employee’s career at age 62 or older. Vesting may be accelerated in certain circumstances prior to the original vesting date.

Our second plan, the 2014 Plan, expired in 2021; therefore, no additional options may be granted, but awards remain outstanding in accordance with their respective terms. There were 3,550 options to purchase common stock outstanding under the 2014 Plan at December 31, 2025. Options under the 2014 Plan vest over two to four years of service and have contractual terms of five years.

The following is a summary of stock option activity under the 2021 Plan and the 2014 Plan as of and for the year ended December 31, 2025:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2024	300,495	$301.50
Granted	20,450	443.41
Exercised	(95,816)	246.75
Forfeited	(15,596)	390.03
Expired	(1,834)	279.50
Options outstanding at December 31, 2025	207,699	$334.28	2.15	$6,451
Options exercisable at December 31, 2025	81,860	$293.95	1.11	$3,974

The following is a summary of restricted stock activity as of and for the year ended December 31, 2025:

	Shares	Weighted- Average Grant Date Fair Value
Restricted stock outstanding at December 31, 2024	2,626,297	$143.14
Granted	71,003	478.10
Vested	(22,335)	177.66
Forfeited	(11,548)	353.09
Restricted stock outstanding at December 31, 2025	2,663,417	$150.86

The weighted-average grant date fair value of restricted stock granted during 2025, 2024, and 2023 was $478.10, $428.46, and $302.71, respectively. The fair value of restricted stock that vested during 2025, 2024, and 2023 was $8,991, $102,328, and $5,745, respectively.

During 2025, 9,086 shares of Class B common stock with an aggregate fair market value of $3,657 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2024, 78,378 shares of common stock with an aggregate fair market value of $39,613 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. During 2023, 7,585 shares of common stock with an aggregate fair market value of $2,215 were withheld as payment in lieu of cash to satisfy tax withholding obligations in connection with the vesting of restricted stock. These shares were retired upon delivery.

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

The following table presents the weighted-average assumptions used for stock options granted:

Years Ended December 31,	2025	2024	2023
Expected term in years	4.25	5.16	4.25
Risk-free interest rate	3.77%	4.17%	4.11%
Expected volatility	25.04%	24.72%	25.38%
Expected dividend yield	2.40%	2.55%	3.15%
Grant date fair value	$91.37	$93.88	$67.32

Exercise of Stock Options

The total intrinsic value of stock options exercised during 2025, 2024, and 2023 was $19,240, $32,481, and $30,515, respectively. Cash received from Common stock issued upon the exercise of stock options during 2025, 2024, and 2023 was $22,325, $28,791, and $26,835, respectively. The tax benefit from stock option exercises during 2025, 2024, and 2023 was $3,733, $7,040, and $6,617, respectively. During 2025, 2024, and 2023, 2,939 shares of Common stock with an aggregate fair market value of $1,318, 3,999 shares of Common stock with an aggregate fair market value of $1,860 and 17,687 shares of Common stock with an aggregate fair market value of $5,489, respectively, were withheld as payment in lieu of cash for stock option exercises and related tax withholdings. These shares were retired upon delivery.

Share-Based Compensation Expense

The following table provides information on share-based compensation expense:

Years Ended December 31,	2025	2024	2023
Stock options	$3,077	$3,798	$3,603
Restricted stock	32,267	31,224	26,397
Share-based compensation expense	$35,344	$35,022	$30,000

At December 31, 2025, there was $4,700 of unrecognized pre-tax compensation expense related to stock options granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total fair value of stock options that vested during 2025, 2024, and 2023 was $4,161, $4,022, and $$2,751, respectively.

At December 31, 2025, there was $208,000 of unrecognized pre-tax compensation expense related to restricted stock, which is expected to be recognized over a weighted-average period of approximately 11.7 years. Of this amount, approximately $36,000 is related to awards granted to our CEO, of which approximately $4,000, $12,000, $11,000, and $9,000 vest in approximately 1, 3, 4, and 7 years upon his attainment of age 86, 88, 89, and 92 respectively, and approximately $58,000 is related to awards granted to our President, of which approximately $57,000 and $1,000 vest in approximately 18 and 20 years upon his attainment of age 62 and 64, respectively. In the event that vesting is accelerated for any circumstance, as defined in the related agreements, the remaining unrecognized share-based compensation expense would be immediately recognized as a charge to earnings with a corresponding tax benefit. At December 31, 2025, we were obligated to issue 13,955 shares of restricted stock to our President that vest in approximately 18 years in connection with his 2023 long-term performance-based incentive compensation program.

Employee Stock Purchase Plan

The Watsco, Inc. Fourth Amended and Restated 1996 Qualified Employee Stock Purchase Plan (the “ESPP”) provides for up to 1,500,000 shares of Common stock to be available for purchase by our full-time employees with at least 90 days of service. The ESPP allows participating employees to purchase shares of Common stock at a 5% discount to the fair market value at specified times. During 2025, 2024, and 2023, employees purchased 3,239, 2,935, and 4,096 shares of Common stock at an average price of $431.44, $429.60, and $306.80 per share, respectively. Cash dividends received by the ESPP were reinvested in Common stock and resulted in the issuance of 2,513, 2,308, and 3,079 additional shares during 2025, 2024, and 2023, respectively. We received proceeds of $2,487, $2,292, and $2,292, respectively, during 2025, 2024, and 2023, for shares of our Common stock purchased and reinvested under the ESPP. At December 31, 2025, 425,309 shares remained available for purchase under the ESPP.

401(k) Plan

We have a profit sharing retirement plan for our employees that is qualified under Section 401(k) of the Internal Revenue Code. Annual matching contributions are made based on a percentage of eligible employee compensation deferrals. The contribution has historically been made with the issuance of Common stock to the plan on behalf of our employees. For the years ended December 31, 2025, 2024, and 2023, we issued 18,450, 20,387, and 35,533 shares of Common stock, respectively, to the plan, representing the Common stock discretionary matching contribution of $8,743, $8,735, and $8,862, respectively.

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

Carrier Enterprise I is a party to a shareholders’ agreement with RSI and its shareholders (the “RSI Shareholders’ Agreement”), consisting of five Sigler second generation family siblings and their affiliates, who collectively own 55.4% of RSI (the “RSI Majority Holders”) and certain next-generation Sigler family members and a RSI employee, who collectively own 6.2% of RSI (the “RSI Minority Holders” and, together with the RSI Majority Holders, the “RSI Shareholders”). Pursuant to the RSI Shareholders’ Agreement, the RSI Shareholders have the right to sell, and Carrier Enterprise I has the obligation to purchase, their respective shares of RSI for a purchase price determined based on the higher of book value or a multiple of EBIT, the latter of which Carrier Enterprise I used to calculate the price for its 38.4% investment held in RSI. The RSI Shareholders may transfer their respective shares of RSI common stock only to members of the Sigler family or to Carrier Enterprise I, and, at any time from and after the date on which Carrier Enterprise I owns 85% or more of RSI’s outstanding common stock, it has the right, but not the obligation, to purchase from the RSI Shareholders the remaining outstanding shares of RSI common stock. Additionally, Carrier Enterprise I has the right to appoint two of RSI’s six board members. Given Carrier Enterprise I’s 38.4% equity interest in RSI and its right to appoint two out of RSI’s six board members, this investment in RSI is accounted for under the equity method.

On July 28, 2023, Watsco, Carrier Enterprise I, and the RSI Majority Holders entered into an agreement that (1) provides Carrier Enterprise I the discretion, but not the obligation, to fund up to 80% of any purchase from the RSI Majority Holders of their RSI common stock, as required under the RSI Shareholders’ Agreement, using Watsco Common stock (the “Offered Shares”), (2) provides that any Offered Shares actually issued would be valued based on the average volume-weighted average price of Watsco’s Common stock for the ten trading days immediately preceding the payment date for the applicable RSI shares, and (3) limits the amount of RSI shares that may be collectively sold by the RSI Majority Holders to Carrier Enterprise I under the RSI Shareholders’ Agreement to $125,000 during any rolling 12-month period. We have not issued or sold any Offered Shares, and there is no assurance that we will issue and sell any Offered Shares, nor is the number of Offered Shares that may be issued and sold currently determinable.

12. ACQUISITIONS

Southern Ice Equipment Distributors, Inc.

On May 1, 2025, one of our wholly owned subsidiaries acquired Southern Ice Equipment Distributors, Inc. (“SIE”), a distributor of food service and ice machine equipment, parts and supplies with annual sales of approximately $30,000 operating from seven locations in Arizona, Arkansas, Louisiana, Mississippi, New Mexico, and Texas. Consideration for the purchase consisted of $14,150 in cash, net of cash acquired of $699, and 7,400 shares of Common stock having a fair value of $3,133, net of a discount for lack of marketability. The purchase price resulted in the recognition of $7,872 in goodwill and intangibles. The fair value of the identified intangible assets was $3,651 and consisted of $2,795 in trade names and distribution rights, and $856 in customer relationships to be amortized over an 18-year period. The tax basis of such goodwill is deductible for income tax purposes over 15 years.

Hawkins HVAC Distributors, Inc.

On April 1, 2025, one of our wholly owned subsidiaries acquired Hawkins HVAC Distributors, Inc., a distributor of residential HVAC equipment and supplies with annual sales of approximately $9,000, operating from two locations in North Carolina and

South Carolina. Consideration for the purchase consisted of $2,452 in cash, net of cash acquired of $368. The purchase price resulted in the recognition of $269 in goodwill. The tax basis of such goodwill is deductible for income tax purposes over 15 years.

W.L. Lashley & Associates, Inc.

On January 3, 2025, Carrier Enterprise I, one of our joint ventures with Carrier, in which we have an 80% controlling interest, acquired Lashley, a distributor of commercial HVAC supplies with annual sales of approximately $8,000, operating from one location in Houston, Texas. Consideration for the purchase consisted of $3,662 in cash, net of cash acquired of $837, 1,036 shares of Common stock having a fair value of $493, and $838 for repayment of indebtedness. Carrier contributed $999 cash to Carrier Enterprise I in connection with the acquisition of Lashley. The purchase price resulted in the recognition of $3,064 in goodwill. The tax basis of such goodwill is deductible for income tax purposes over 15 years.

Commercial Specialists, Inc.

On February 1, 2024, one of our wholly owned subsidiaries acquired Commercial Specialists, Inc. (“CSI”), a distributor of HVAC products with annual sales of approximately $13,000, operating from two locations in Kentucky and Ohio. Consideration for the purchase consisted of $6,037 in cash, net of cash acquired of $1,426, 1,904 shares of Common stock having a fair value of $752, and $562 for repayment of indebtedness. The purchase price resulted in the recognition of $2,469 in goodwill. The tax basis of such goodwill is deductible for income tax purposes over 15 years.

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

13. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

Balance at December 31, 2023	$457,148
Acquired goodwill	2,469
Adjustment to goodwill related to 2023 acquisition	(12)
Foreign currency translation adjustment	(7,747)
Balance at December 31, 2024	451,858
Acquired goodwill	7,554
Foreign currency translation adjustment	3,097
Balance at December 31, 2025	$462,509

Intangible assets are comprised of the following:

December 31,	Estimated Useful Lives in Years	2025	2024
Indefinite lived intangible assets - trade names, trademarks, and distribution rights		$171,950	$165,910
Finite lived intangible assets:
Customer relationships	15-18	109,898	107,149
Patented and unpatented technology	7	1,628	1,517
Trade name	10	4,293	4,293
Accumulated amortization		(77,342)	(70,397)
Finite lived intangible assets, net		38,477	42,562
		$210,427	$208,472

Amortization expense related to finite lived intangible assets included in selling, general and administrative expenses for the years ended December 31, 2025, 2024, and 2023, were $5,345, $5,431, and $4,323, respectively.

Based on the finite lived intangible assets recorded at December 31, 2025, annual amortization for the next five years is expected to approximate the following:

2026	$5,300
2027	$3,500
2028	$2,600
2029	$2,600
2030	$2,600

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

Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock and, in certain instances, could adversely affect the market price of this stock. We had no preferred stock outstanding at December 31, 2025 or 2024.

Dividend Reinvestment Plan

On March 29, 2024, we implemented the Watsco, Inc. Dividend Reinvestment Plan (the “DRIP”), under which existing shareholders may, in accordance with the DRIP, acquire up to an aggregate of 300,000 shares of each of Common and Class B common stock, as applicable, by reinvesting all or a portion of the cash dividends paid on such shareholders’ shares of common stock. The DRIP has been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-282975). During 2025 and 2024, 47,765 and 27,561 shares of our common stock, respectively, were issued under the DRIP.

At-the-Market Offering Program

On August 6, 2021, we entered into a sales agreement with Robert W. Baird & Co. Inc. (“Baird”), which enabled the Company to issue and sell shares of Common stock in one or more negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, for a maximum aggregate offering amount of up to $300,000 (the “2021 ATM Program”).

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

On May 3, 2024, we entered into an amended and restated sales agreement with Baird (the “2024 ATM Program”), which enables the further issuance and sale of Common stock for a maximum aggregate offering amount of up to $400,000. At December 31, 2025, $400,000 was available for sale under the 2024 ATM Program. The offer and sale of shares under the 2024 ATM Program have been registered under the Securities Act pursuant to our automatically effective shelf registration statement on Form S-3 (File No. 333-282975).

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased during 2025, 2024 or 2023. We last repurchased shares under this plan during 2008. In aggregate, 6,322,650 shares of Common stock and 48,263 shares of Class B common stock have been repurchased at a cost of $114,425 since the inception of the program. At December 31, 2025, there were 1,129,087 shares remaining authorized for repurchase under the program. In considering any further stock repurchases under our repurchase program, we intend to evaluate the impact of the 1% excise tax on stock repurchases that became effective on January 1, 2023.

15. FINANCIAL INSTRUMENTS

Recorded Financial Instruments

Recorded financial instruments consist of cash and cash equivalents, short-term cash investments, accounts receivable, accounts payable, lease liabilities, and borrowings under our revolving credit agreement. At December 31, 2025 and 2024, the fair values of cash and cash equivalents, short-term cash investments, accounts receivable, and accounts payable approximated their carrying values due to the short-term nature of these instruments. The fair values of lease liabilities at December 31, 2025 and 2024 approximated their carrying values based on the present value of future lease payments.

Off-Balance Sheet Financial Instruments

At December 31, 2025 and 2024, we were contingently liable under standby letters of credit for $150 and $350, respectively, which were required by leases for real property. Additionally, at December 31, 2025 and 2024, we were contingently liable under various performance bonds aggregating approximately $12,400 and $12,700, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligations will result from the issuance of the standby letter of credit or performance bonds because we expect to meet our obligations under our lease for real property and to certain customers in the ordinary course of business.

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

Derivatives Not Designated as Hedging Instruments

We have entered into foreign currency forward contracts that are either not designated as hedges or did not qualify for hedge accounting. These derivative instruments were effective economic hedges for all of the periods presented. The fair value gains and losses on these contracts are recognized in earnings as a component of selling, general and administrative expenses. We had only one foreign currency forward contract not designated as a hedging instrument at December 31, 2025, the total notional value of which was $8,800. Such contract expired in January 2026.

We recognized (losses) gains of $(1,560), $3,232, and $(2,791) from foreign currency forward contracts not designated as hedging instruments in our consolidated statements of income for 2025, 2024, and 2023, respectively.

17. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities carried at fair value that are measured on a recurring basis:

			Fair Value Measurements at December 31, 2025 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Certificates of deposit	Short-term cash investments	$300,000	—	$300,000	—
Derivative financial instruments	Other current assets	$—	—	$—	—
Equity securities	Other assets	$1,564	$1,564	—	—
Private equity securities	Other assets	$3,406	—	—	$3,406

			Fair Value Measurements at December 31, 2024 Using
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Assets:
Certificates of deposit	Short-term cash investments	$255,669	—	$255,669	—
Derivative financial instruments	Other current assets	$6	—	$6	—
Equity securities	Other assets	$1,078	$1,078	—	—
Private equity securities	Other assets	$1,500	—	—	$1,500

The following is a description of the valuation techniques used for these assets and liabilities, as well as the level of input used to measure fair value:

Certificates of deposit – these investments consist of certificates of deposit with varying maturities. We classify these investments within Level 2 of the valuation hierarchy because fair value is based on indirectly observable market inputs.

Equity securities – these investments are exchange-traded equity securities. Fair values for these investments are based on closing stock prices from active markets and are therefore classified within Level 1 of the fair value hierarchy.

Private equity securities – other investments in which fair value inputs are unobservable and are therefore classified within Level 3 of the fair value hierarchy.

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

Self-Insurance

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers several factors, which include historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. Reserves in the amounts of $4,871 and $6,247 at December 31, 2025 and 2024, respectively, were established related to such programs and are included in accrued expenses and other current liabilities in our consolidated balance sheets.

Variable Interest Entity

As of December 31, 2025, in conjunction with our casualty insurance programs, limited equity interests are held in a captive insurance entity. The programs permit us to self-insure a portion of losses, to gain access to a wide array of safety-related services, to pool insurance risks and resources in order to obtain more competitive pricing for administration and reinsurance and to limit risk of loss in any particular year. The entity meets the definition of Variable Interest Entity (“VIE”); however, we do not meet the requirements to include this entity in the consolidated financial statements. At December 31, 2025, the maximum exposure to loss related to our involvement with this entity is limited to approximately $8,800 and we have a cash deposit of approximately $3,700 with them as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. See “Self-Insurance” above for further information on commitments associated with the insurance programs. At December 31, 2025, there were no other entities that met the definition of a VIE.

Purchase Obligations

At December 31, 2025, we were obligated under various non-cancelable purchase orders with our key suppliers for goods aggregating approximately $18,100, with approximately $17,700 attributable to Carrier and its affiliates. See Note 19. These purchase obligations represent commitments under purchase orders for goods in the ordinary course of business that are enforceable and legally binding with defined terms as to price, quality, and delivery.

19. RELATED PARTY TRANSACTIONS

Purchases from Carrier and its affiliates comprised 62%, 62%, and 65%, of all inventory purchases made during 2025, 2024, and 2023, respectively. At December 31, 2025 and 2024, approximately $115,000 and $204,000, respectively, was payable to Carrier and its affiliates, net of receivables. We also sell HVAC products to Carrier and its affiliates. Revenues in our consolidated statements of income for 2025, 2024, and 2023 included approximately $71,000, $82,000, and $110,000, respectively, of sales to Carrier and its affiliates. We believe these transactions are conducted on terms equivalent to an arm’s-length basis in the ordinary course of business.

A member of our Board of Directors is a Senior Chairman of Greenberg Traurig, P.A., which serves as our principal outside counsel for compliance and acquisition-related legal services. During 2025, 2024, and 2023, fees for services performed were $128, $279, and $192, respectively, and $19 and $32 was payable at December 31, 2025 and 2024, respectively.

20. SEGMENT REPORTING

We have one operating and reporting segment: HVAC/R distribution. This sole line of business focuses exclusively on the distribution of air conditioning, heating, and refrigeration equipment and related parts and supplies. Our single reportable segment entity is managed on a consolidated basis, with the CEO serving as the chief operating decision maker (“CODM”). On a monthly basis the CODM reviews financial information presented on a consolidated basis, as reported in the consolidated statements of income, and uses consolidated operating income and net income to assess performance and allocate resources. The CODM does not receive information that is disaggregated or presented outside of the consolidated statement of income.

Significant expenses within operating income and net income include cost of sales and selling, general and administrative expenses, which are each separately presented in the consolidated statements of income. Other segment items within net income include interest and income taxes.

Our operations are primarily within the United States, including Puerto Rico, Canada, and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. See Note 3 for revenues disaggregated by geographical regions and major product line and Note 21 for geographical information of long-lived assets.

21. INFORMATION ABOUT GEOGRAPHIC AREAS

The following table sets forth long-lived assets by geographical region within our single reporting segment:

December 31,	2025	2024
United States	$1,265,717	$1,222,171
Canada	176,621	155,897
Latin America and the Caribbean	17,961	21,474
Total long-lived assets	$1,460,299	$1,399,542

Long-lived assets consist primarily of goodwill and intangible assets, operating lease ROU assets, our investment in an unconsolidated entity, and property and equipment.

22. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Years Ended December 31,	2025	2024	2023
Interest paid	$697	$969	$10,115
Common stock issued for SIE	$3,133	—	—
Common stock issued for Lashley	$493	—	—
Common stock issued for CSI	—	$752	—
Common stock issued for GWS	—	—	$101,645

23. SUBSEQUENT EVENT

On February 10, 2026, our Board of Directors approved an increase to the annual cash dividend per share of common stock to $13.20 per share from $12.00 per share, effective with the dividend that will be paid in April 2026.